UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2021

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

2020 Universal registration document

1.       Presentation of the Group and its activities

1.1      Overview

1.2      Market, strategy and business model

1.3      Significant events

1.4      Operating activities

1.5      Orange’s networks

1.6      Research and development

1.7      Regulation of activities

2.       Risk factors and business control framework

2.1      Risk factors

2.2      Activity and risk management framework (INTENTIONNALLY OMITTED)

3.       Financial report

3.1       Review of the Group’s financial position and results

3.2       Recent events and Outlook

3.3       Consolidated financial statements

3.4       Orange SA Statutory Financial Statements

3.5       Statutory Auditors

4.       Non-financial performance

            INTENTIONNALLY OMITTED

5.       Corporate Governance

5.1      Composition of management and supervisory bodies

5.2      Operation of the management and supervisory bodies

5.3      Reference to a Code of Corporate Governance

5.4      Compensation and benefits paid to Directors, Officers and Senior Management

6.       Shareholder Base and Shareholders’ Meeting

6.1      Share capital

6.2      Major shareholders

6.3      Dividend distribution policy

6.4      Statutory information on shares and Shareholders’ Meetings

6.5      Draft resolutions to be submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021

6.6      Report of the Board of Directors on the resolutions submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021

6.7      Statutory Auditors’ Reports on resolutions and related party agreements

7.       Appendix

7.1      Cross-reference tables

7.2      Glossaries

2020 Universal Registration Document

including the Annual Financial Report

Person responsible for the Universal Registration Document

Stéphane Richard, Chairman and Chief Executive Officer.

Statement of the person responsible for the Universal Registration Document

I hereby certify, that the information in this Universal Registration Document is, to the best of my knowledge, in accordance with the facts and makes no omission likely to affect its import.

I certify, to the best of my knowledge, that the financial statements have been prepared in accordance with applicable accounting standards and give a fair view of the assets, liabilities, financial position, and profit or loss of the Company and all the undertakings included in the consolidation, and that the Management Report, whose cross-reference table indicating its content is included on page 409 of this Universal Registration Document, presents a fair review of the development and performance of the business and financial position of the Company and all undertakings included in the consolidation, and describes the main risks and uncertainties to which they are exposed.

I have received a completion letter from the Statutory Auditors stating that they have audited the information contained in this Registration Document relating to the financial position and statements and that they have read this document in its entirety.

The Statutory Auditors have reviewed the historical financial information in this document and have issued reports, included on pages 281 et seq.

Without qualifying their opinion on the financial statements, in their report on the consolidated financial statements for the year ended December 31, 2020, set out on page 281 of this document, the statutory auditors drew the reader’s attention to Note 2.3.1 Interpretations and amendment of IFRS 16 - Leases to the consolidated financial statements, which sets out the change in accounting method linked to the decision of IFRS IC on the duration of leases published in December 2019 and its application with retroactive effect from January 1, 2019.

Paris, March 17, 2021

Chairman and Chief Executive Officer

Stéphane Richard

The Universal Registration Document was filed on March 17, 2021, with the AMF as the competent authority under Regulation (EU) 2017-1129, without prior approval in accordance with Article 9 of said regulation.

The Universal Registration Document can be used for the purpose of offering financial securities to the public or admitting financial securities for trading on a regulated market, if it is supplemented by an offering circular relating to the securities and, where applicable, a summary and all amendments made to the Universal Registration Document. The document thus supplemented is approved by the AMF in accordance with Regulation (EU) No. 2017-1129.

Copies of the Universal Registration Document are available from Orange at its registered office.

This document is also available on Orange’s website: www.orange.com and on the AMF website: www.AMF-france.org.

Reports included in the Universal Registration Document

This Universal Registration Document includes:

−    the Annual Financial Report, prepared pursuant to Article L. 451-1-2 of the French Monetary and Financial Code;

−    the Management Report of the Board of Directors to the Shareholders’ Meeting, prepared pursuant to Articles L. 225-100 et seq. of the French Commercial Code;

−    the Corporate Governance Report of the Board of Directors, prepared pursuant to Article L. 225-37 of the French Commercial Code.

Cross-reference tables between the information legally required in these reports and the content of this document are provided in Section 7.1 Cross-reference tables.

Information incorporated by reference

Pursuant to Article 19 of Regulation (EU) 2017-1129, the following information is incorporated by reference in this Universal Registration Document:

−    the consolidated financial statements, the annual financial statements and the corresponding audit reports, the analysis of the Group’s financial position and earnings as well as other information on the Company’s financial statements are provided on pages 78 to 297 of Registration Document D. 20-0319 (www.orange.com/2019URD.pdf);

−    the consolidated financial statements, the annual financial statements and the corresponding audit reports, the analysis of the Group’s financial position and earnings as well as other information on the Company’s financial statements are provided on pages 74 to 286 of Registration Document D. 19-0182 (www.orange.com/2018rd).

The references to websites contained in this document are provided for reference purposes only; the information contained on these websites is not incorporated by reference in this document.

Forward-looking statements

This document contains forward-looking statements, including in Sections 1.2 Market, strategy and business model, 1.4 Operating activities, 3.1 Analysis of the Group’s financial position and earnings (in particular in Sections 3.1.1 Overview) and 3.2.2 Outlook.

Although Orange believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there can be no assurance that the anticipated events will occur or that the objectives set out will actually be achieved.

The important factors that could cause Orange’s actual results to differ materially from the objectives set out are described in Section 2.1 Risk factors. Other than required by law (in particular pursuant to Article 223-1 et seq. of the AMF General Regulations), Orange does not undertake any obligation to update forward-looking statements.

Documents available

All documents made available to shareholders under legal conditions can be viewed at Orange’s registered office, 78 rue Olivier de Serres in Paris (15th arrondissement), in France (111, quai du Président Roosevelt, 92130 Issy-les-Moulineaux, France as of May 18, 2021 subject to approval by the Shareholders ‘Meeting of the resolution ratifying the transfer of the Company’s registered office).

In addition, Orange’s Articles of Association are available on the website www.orange.com, under the heading Group/Governance (www.orange.com/documentation-gouvernance).

Orange’s consolidated financial statements for the last three fiscal years are also available on the www.orange.com website under the Finance/Results (www.orange.com/resultats-consolides) heading and at www.info- financiere.fr.

In this document, unless otherwise indicated, the terms the "Company" and "Orange SA" refer to Orange, société anonyme (French public limited company), and the terms "Orange," the "Group" and the "Orange Group" refer to the Company together with its consolidated subsidiaries.

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1.       Presentation of the Group and its activities

1.1         Overview

1.1.1       Company identification

1.1.2       Group’s main footprint and key figures

1.1.3       Organizational structure

1.1.4       History

1.2         Market, strategy and business model

1.2.1       The global digital services market

1.2.2       The Orange group strategy

1.2.3       Business model

1.3         Significant events

1.4         Operating activities

1.4.1       France

1.4.2       Europe

1.4.3       Africa and Middle East

1.4.4       Enterprise

1.4.5       International Carriers & Shared Services

1.4.6       Mobile financial services

1.5         Orange’s networks

1.5.1       Access networks

1.5.2       National transmission and IP transport and control networks

1.5.3       International networks

1.6         Research and development

1.6.1       Research and innovation

1.6.2       Intellectual Property and Licensing

1.6.3       Capital investment

1.7         Regulation of activities

1.7.1       Regulation of telecommunication activities

1.7.2       Regulation of banking activities

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This chapter contains forward-looking statements about Orange, particularly in Sections 1.2 Market, strategy and business model and 1.4 Operating activities. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are detailed in Section 2.1 Risk factors.

1.1    Overview

Orange is one of the world’s leading telecommunications operators with revenue of 42.3 billion euros in 2020 and 142,000 employees worldwide at December 31, 2020, including 82,000 in France. The Group has a total customer base of 259 million customers worldwide at December 31, 2020, including 214 million mobile customers and 22 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. Whilst accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange SA has been listed since 1997 on Euronext Paris (symbol: ORA) and on the New York Stock Exchange (symbol: ORAN).

1.1.1    Company identification

Company name: Orange

Place and registration number:

Paris Trade and Companies Register (Registre du commerce et des sociétés) 380 129 866 APE (principal activity) code: 6110Z

Legal Entity Identifier (LEI): 969500MCOONR8990S771

Date of incorporation and term:

Orange SA was incorporated as a French société anonyme (a public limited company under French law) on December 31, 1996 for a 99-year term. Barring early liquidation or extension, the Company will expire on December 31, 2095.

Registered office:

78, rue Olivier de Serres, 75015 Paris, France

From May 18, 2021: 111, quai du Président Roosevelt in Issy-les-Moulineaux (92130), subject to ratification of the transfer of the registered office by the Shareholders’ Meeting of May 18, 2021.

Telephone: + 33 (0)1 44 44 22 22

Website: www.orange.com

Legal form and legislation applicable:

Orange is governed by French corporate law subject to specific laws governing the Company, notably Act 90/568 of July 2, 1990 on the organization of public postal services and France Telecom, as amended.

The regulations applicable to Orange as a result of its operations are described in Section 1.7 Regulation of activities.

Purpose: "As a trusted partner, Orange gives everyone the keys to a responsible digital world".

The purpose of Orange, included in Article 2 Corporate scope and Purpose of the By-laws, is part of the Strategic Plan, Engage 2025, which is guided by exemplary social and environmental conduct. See Chapter 4 Non-financial performance, Section Orange’s Purpose.

Corporate scope:

The Company’s corporate scope, in France and abroad, specifically pursuant to the French Postal & Electronic Communications Code, shall be:

−    to provide all electronic communication services in internal and international relations;

−    to carry out activities related to public service and, in particular, to provide, where applicable, a universal telecommunications service and other mandatory services;

−    to establish, develop and operate all electronic communications networks open to the public necessary for providing said services and to interconnect the same with other French and foreign networks open to the public;

−    to provide all other services, facilities, handset equipment, electronic communications networks, and to establish and operate all networks distributing audiovisual services, and especially radio, television and multimedia broadcasting services;

−    to set up, acquire, rent or manage all real-estate or other assets and businesses, to lease, install and operate all structures, businesses, factories and workshops related to any of the purposes defined above;

−    to obtain, acquire, operate or transfer all processes and patents related to any of the purposes defined above;

−    to participate directly or indirectly in all transactions that may be related to any of the purposes defined above, through the creation of new companies or enterprises, the contribution, subscription or purchase of securities or corporate rights, acquisitions of interests, mergers, partnerships, or by any other means;

−    and more generally, all industrial, commercial and financial transactions, or transactions involving movable or fixed assets, that may be related directly or indirectly, in whole or in part, to any of the aforementioned corporate purposes, or to any similar or related purposes, or to any and all purposes that may enhance or develop the Company’s business.

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1.1.2    Group’s main footprint and key figures

1.1.3    Organizational structure

Orange SA is the parent company of the Orange group and also carries the bulk of the Group’s activities in France.

The list of the main consolidated entities of the Orange group at December 31, 2020 is provided in Note 20 to the consolidated financial statements (Section 3.3).

The Group’s organizational structure is reflected in the composition of the Executive Committee (see Section 5.1.3).

Geographical divisions • France • Europe • Africa and Middle East	Cross-cutting divisions • Orange Business Services • Mobile Financial Services • Wholesale and International Networks • Cyberdefense • Orange Content

Cross-cutting functions

•     Finance, Performance and Development

•     Human Resources and Group transformation

•     Technology and Innovation

•     General Secretariat

•     Strategy

•     Communication, Brand, and Commitment

•     CSR, Diversity and Solidarity

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1.1.4    History

Orange, formerly France Telecom, is France’s incumbent telecommunications operator. The Group has its origins in the Ministry for Mail, Telegraphs and Telephone, later to become the General Directorate of Telecommunications, which in 1990 was accorded the status of independent public entity and, on January 1, 1991, renamed France Telecom. On December 31, 1996, France Telecom became a société anonyme (limited company). In October 1997, France Telecom shares were listed on the Paris and New York stock exchanges, allowing the French government the disposal of 25% of its shares to the public and Group employees. Subsequently, the public sector gradually reduced its holding to 53%. The law of December 31, 2003 authorized the transfer of the Company to the private sector and between 2004 and 2008 the public sector sold a further 26% of the capital, and then again 4% in 2014 and 2015. On December 31, 2020, the French State retained 22.95% of the share capital, held either directly or jointly with Bpifrance Participations.

France Telecom’s area of activity and its regulatory and competitive environment have undergone significant changes since the 1990s. In a context of increased deregulation and competition, the Group has, over that period, undertaken several strategic investments, in particular the acquisition of the mobile operator Orange Plc and its brand created in 1994, and the acquisition of a controlling stake in Poland’s incumbent operator, Telekomunikacja Polska.

Since 2005, the Group has expanded strategically in Spain by acquiring the mobile operator Amena, then in 2015 the fixed-line operator Jazztel.

Over the last fifteen years, the Group has pursued a policy of selective, value-creating acquisitions by concentrating on the markets in which it is already present. Mainly targeting the emerging markets of Africa and the Middle East where the Group is historically present (in particular Cameroon, Côte d’Ivoire, Guinea, Jordan, Mali and Senegal), this strategy was implemented through the acquisition of Mobinil in Egypt (2010) and of Méditel in Morocco (2015) and more recently by the acquisition of a number of African operators (in Liberia, Burkina Faso, Sierra Leone and the Democratic Republic of the Congo) (2016).

It also resulted in the joint venture with Deutsche Telekom that combined UK activities under the EE brand (2010) followed by the disposal of EE in 2016, as well as the disposal of Orange Suisse (2012), Orange Dominicana (2014), Orange Armenia (2015) and Telkom Kenya (2016).

As part of its corporate services and since the acquisition of Equant in 2000, Orange has been pursuing its strategy of becoming a global player in digital transformation and has accelerated its shift to services through a number of targeted acquisitions, notably in the fields of cyber security and Cloud services, such as those of Business & Decision and Basefarm in 2018 and SecureLink and SecureData in 2019.

Business diversification is one of the major pillars of Orange’s strategy. The acquisition of Groupama Banque, now Orange Bank, in 2016, which launched its new banking offer in November 2017, illustrates the goal of diversifying into the mobile financial services sector.

In 2006, Orange became the Group’s main brand for Internet, television and mobile telephony services in the majority of countries where it operated, most importantly France and Spain. In 2013, the Company adopted the Orange name, offering the full range of its telephony services in France under the Orange brand. This policy continued with the adoption of the Orange brand by Telekomunikacja Polska in 2013, by Mobinil in Egypt, Mobistar in Belgium and Méditel in Morocco in 2016, and by several of the Group’s subsidiaries in Africa in 2017. Corporate services in the world are offered primarily under the brand Orange Business Services.

In December 2019, the Group presented its new strategic plan, Engage 2025, which looks to reinvent its operator model, guided by exemplary social and environmental conduct. For more information on Orange’s strategic plan and its business model, see Section 1.2 Market, strategy and business model.

1.2    Market, strategy and business model

1.2.1    The global digital services market

The digital services market is a subsector of the broader Information and Communication Technologies (ICT) sector. It combines IT services and software, telecom services, digital content TV and video services, and Internet services. However, it does not include network equipment or telecommunication devices [1]. The digital services market offers significant sources of value creation through the spread of new services and new uses. It has been a vital component of the economy since the start of the health crisis. Digital technology has become essential to maintaining economic activity and social ties (widespread use of telework during periods of lockdown, maintenance of essential services, entertainment, etc.).

In 2020, the global digital services market amounted to 3,630 billion euros. The Covid-19 pandemic had a significant impact on market trends, leaving it down 0.8% over the year (instead of the 5.4% growth projected in p-Covid forecasts). The impact varied greatly from one sector to another. The IT services market, for instance, experienced a sharp drop of 4.8% (compared with projected growth of 7.2% before the pandemic), whereas the impact was close to zero on revenues from telecom services, which remained more or less flat (+0.6%) at 1,161 billion euros. The numbers were more mixed for Internet services (+4.7%) and content services (+0.7%), where strong pressure on advertising revenues was offset by huge demand for entertainment services and e-commerce [2]. For a presentation of the global business services market, see Section 1.4.5 Enterprise.

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Source: IDATE DigiWorld 2021.

Market growth by region [3]

In 2020, North America (excluding Mexico) remained the world’s leading region in the digital services market with 35.1% of global market revenues, ahead of Asia-Pacific, which is catching up at 32.5%, driven by its economic and industrial development. Europe is losing ground, with 23% of the global market, while Africa and the Middle East (4.7%) and Latin America (4.8%) together account for nearly 10%. In Africa and the Middle East, digital market growth is estimated at 2.3% in 2020 (compared with 5.3% in p-Covid-19 estimates).

The impact of the Covid-19 pandemic has varied from one region to another. Europe, and even more so North America, have been badly affected, with differences of 7.3 and 8.2 percentage points respectively between p-Covid forecasts for 2020 and the current IDATE projections, whereas Asia-Pacific lost only 3.3 points between the two measures - probably reflecting an earlier recovery, particularly in China. In Africa and the Middle East, the gap is limited to 3 points - and just under 2 points in the region’s telecom markets only.

With Africa projected to account for 25% of the world’s population in 2050, up from 17% in 2020, the potential of the Africa and Middle East region, where the Orange group has a broad footprint, is huge.

According to the GSMA report, The Mobile Economy, Sub-Saharan Africa 2020, the Covid-19 pandemic has demonstrated the importance of a strong and inclusive digital economy, supported by universal access to a fast and reliable Internet network and a range of digital services, for individuals and businesses alike. And with nearly 800 million people in the region still not connected to the mobile Internet, bridging the digital divide has never been more pressing. The report states that 45% of the population in Sub-Saharan Africa had subscribed to mobile services by the end of 2019. That percentage is expected to reach 50% by 2025. In absolute terms, the number of subscribers is set to reach 500 million in 2021 and the number of mobile connections 1 billion in 2024, with a penetration rate of 50% of the population by 2025. Africa thus remains a region of strong growth in connectivity and digital services [4].

Key social and environmental trends for 2025

At the demographic level, a dramatic increase in the African population is expected in the coming years as large numbers of young people will reach adult age.

With the increase in the number of extreme weather and climatic events, the immediate impacts of climate change have become more tangible. The tech industry, which consumes a great amount of data, is directly concerned: the boom in data could account for nearly 20% of global electricity consumption by 2025 (source: ICT Footprint EU, European Framework Initiative for Energy & Environmental Efficiency in the ICT Sector). However, digital technology is also a tool for the energy transition, because it provides other sectors with innovative solutions to reduce their environmental impact (mobility, industry, agriculture, housing, energy). In the years to 2025, major technological developments (AI, Data, Cloud, 5G, etc.) are poised to transform all business sectors, affecting professions across the board and laying down new skills and expertise challenges to businesses.

Key changes in telecom services

Network development and growth in telecommunication uses worldwide

While Internet access networks are expanding mainly through the rollout of mobile 4G networks in Africa and the Middle East, network investments in Europe are focused on very high-speed broadband access, with the development of fiber in the fixed-line segment, improved performance of 4G mobile networks and commercial launches of 5G. At the same time, operators are constantly upgrading their networks in a bid to make them more agile and easier to manage (through the virtualization of network functions and automation), and to optimize their value through pooling.

Constraints related to the pandemic (lockdown measures, widespread telework, heightened need for cybersecurity) have greatly accelerated the take-up of new uses accessible via a multiplicity of screens (computers, smartphones, tablets, connected TV), thanks to the resilience and increased capacity of existing networks and the penetration of smartphones. Lastly, the development of 5G technology has prompted the emergence of new use cases, both for companies, for which 5G is already a real breakthrough (optimization of production times, remote control of machines, predictive maintenance, etc.), and for the general public (immersive videos, Cloud gaming).

Consumer and company expectations

The health crisis and global lockdown have turned connectivity into a vital need. More than simply providing services for daily life, the Internet is now essential for individuals to work, eat, look after themselves and maintain social ties, and for companies to ensure their survival or growth, by accelerating their digitization (telework, e-commerce, etc.). With the expansion of telework, business customers now see cybersecurity as a vital means of addressing the shifting types of attacks and phishing maneuvers. The need for cybersecurity is now critical for people, companies and governments. Gartner sees the cybersecurity market representing 186 billion US dollars in 2024 (source: Gartner - Forecast: Information Security and Risk Management Worldwide, July 2020).

More than ever, customers expect quality coverage and continuous network reliability everywhere, but also the protection of their personal data based on a relationship of trust with their operator. On top of those expectations, society is increasingly demanding greater transparency from companies, more commitment in respect of major environmental and social issues, and a greater presence in the regions and other areas.

Transformation of the telecom industry

Against this new backdrop, the transformation of the telecom industry has gathered pace. OTT players have continued to gain ground, and are more than ever leveraging the digital services they offer in the B2C and B2B markets. They have become increasingly important, particularly in communication services for companies (telework), e-commerce and entertainment. Moreover, the major digital players are speeding up the development of their own infrastructure by building new Data centers and international networks that they are promoting in the B2B and wholesale markets.

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At the same time, European operators need to continue to invest massively in the networks of the future to meet ever-growing demand for connectivity, against the backdrop of intense competition and heightened regulatory requirements. This imposes significant financial constraints on the entire industry, leading operators to make structuring decisions in their choice of telecom infrastructure. To better capitalize on them, operators will have to further pool or share their networks, and even sell part or all of their infrastructure to financial funds and/or infrastructure companies.

1.2.2    The Orange group strategy

The Engage 2025 strategic plan, which combines growth and responsibility, is based on an environmental and social commitment and four ambitions:

1.    Reinventing Orange’s operator model;

2.    Accelerating in growth areas;

3.    Placing data and AI at the heart of the innovation model;

4.    Co-creating a future-facing company.

In this plan for 2025, launched in December 2019, Orange has for the first time made the clear and committed choice to place its social responsibility at the heart of its strategic vision. With Engage 2025, the Group aims to play its part in building a more sustainable and inclusive world by focusing its CSR initiatives on two main areas: the fight against global warming and digital exclusion.

A strong commitment guided by social and environmental responsibility

The Group has adopted a business model that is committed and accountable to its employees, its customers and society as a whole. And it is giving itself the resources to finance its environmental and social plans with the completion of an inaugural 500 million euro sustainable bond issue in September 2020 and the announcement that some of the 2.2 billion euros in funding received in December will be used to ramp up a number of projects including the rollout of Orange Digital Centers and the financing of carbon sinks (see Section 1.3 Significant events).

Commitment to inclusion

The Covid-19 pandemic has confirmed the pressing need for this commitment, as the economic crisis is likely to exacerbate inequalities in access to digital technology. In addition to its ambitions for the digital coverage of regional areas, Orange trains and supports the digitally excluded so that everybody can reap the benefits of the digital revolution. The Group has thus opened its first three Orange Digital Centers to promote more inclusive digital uses. Since June 15, 2020, Orange Polska has been holding free webinars on the digital world for the elderly with the Senior Economy Institute in Poland. After gigas solidarios in Spain, and the coup de pouce offer in France, a new offer for low-income households, Tarifa social, was launched in Spain in September. 2020 also saw Orange join forces with Google to launch the Orange Sanza Touch, the most affordable advanced Android 4G smartphone on the market, thereby improving access to the mobile Internet in Africa.

Environmental commitment

In response to the challenge of climate change, the Group has set itself the goal of bringing forward the GSMA objectives by 10 years, reaching Net Zero Carbon [5] by 2040, despite the surge in network data, which has been compounded by the health crisis. To that end, the Group is making unprecedented efforts to improve energy efficiency, increase the use of renewable energies and adopt circular economy principles. In July 2020, Orange signed its first renewable electricity purchase agreement in France with Boralex Europe, the leading independent French producer of onshore wind (see Section 1.3 Significant events). In September, with its "re" program in France, the Group undertook to recycle, return and recondition mobile phones. Lastly, Orange Polska has launched a pilot project to monitor air quality in schools, completed the Warsaw Data Hub, a new data center built to demanding safety standards and equipped with the latest technologies and sustainable solutions, and installed two wind farms near Poznań to supply itself with clean energy. Since 2015, the Group has reduced its CO2 emissions by 12%.

For more information, see Section 2.2.4.4.1 Orange’s environmental commitment.

Four bold ambitions to tackle a changing ecosystem

Reinventing its operator model by capitalizing on its leading position in networks

Despite the effects of an unprecedented health and economic crisis, Orange has begun rolling out its Engage 2025 strategic plan, demonstrating the robustness of its networks and its resilience in all of its markets. During the crisis, society’s increasing digitization allowed Orange customers to continue to work, play, train, learn and stay in touch, highlighting the value of the Group’s networks. At the end of 2020, Orange’s mobile network was ranked by Arcep as the best in mainland France for the tenth consecutive year, and the best in rural areas in France (see Section 1.3 Significant events).

In 2020, the Group stepped up the rollout of its fixed and mobile broadband networks, benefiting from joint funding of the fiber network in France driven by a health environment making the quality of connectivity more essential than ever. Whether through its own infrastructure or the use of third-party networks, Orange aims to be able to offer its FTTH packages to more than 65 million households in Europe by 2023, thereby entrenching its leadership in fiber in Europe. See Section 1.3 Significant events.

In November, Orange acquired 54% of Telekom Romania Communications, Romania’s second-largest fixed-line operator, a major step towards becoming the leading convergent player in that country (see Section 1.3 Significant events).

Faster digital development for regional communities

The Group continues to improve mobile coverage in France: in 2020, for instance, thousands of kilometers of motorway and 100% of the metro networks in Paris, Toulouse, Rennes and Lyon were covered by 4G. The agreement signed with Eutelsat in July (see Section 1.3 Significant events) also makes it possible to provide very high-speed satellite broadband throughout France, even in the most remote areas. The creation of Orange Concessions in January 2021 (see below) gives the Group the means to continue to expand fiber networks in rural areas by winning new public initiative networks or by taking part in market consolidation. With the aim of holding more than 4.5 million FTTH connections by 2025, Orange Concessions will be the leading operator of fiber networks in rural areas.

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At the same time, Orange is constantly improving the quality of connectivity in homes (Homelan) through advances in boxes and WiFi, and helping customers optimize their home network. The Group now offers new services: around the connected home via a partnership in France with Somfy, world leader in the automation of home and building openings and closures, as well as in content. Partnering with Amazon, it launched the Prime Video app on Orange TV in September. Its contribution to the digitization and renewal of TV media was marked by the November 2020 launch with France TV Publicité of the first segmented (or addressed) TV campaigns in France via Orange set-top boxes. A great technological achievement, this allows the personalization of advertising messages in compliance with personal data regulations.

In mobiles, the Group has embraced 5G, which represents a turning point in the history of telecoms. After Romania, the Group launched its 5G offers in Poland, Spain and then France, where it acquired the largest block of spectrum in October 2020 and rolled out its 5G network in Marseille, Toulouse, Nice, Strasbourg and Le Mans in December (160 municipalities by the end of 2020). The technical performance of 5G will allow the emergence of countless use cases. For the general public, the immersive and personalized videos displayed at the French Open in September foreshadow what can be expected at similar events in the future. For companies, 5G is an accelerator of digital transformation, helping optimize production times, facilitating remote machine control and promoting predictive maintenance. In France, the Group is testing the industrial uses of 5G on two factory of the future projects with Schneider Electric (Eure) and Lacroix Group (Maine-et-Loire). On the Orange Industry 4.0 Campus in the port of Antwerp (Belgium), it is testing network slicing (prioritizing certain parts of the network to cover critical uses or specific needs). For more information on 5G, see Section 1.6.1 Research and innovation.

Lastly, the Group is intensifying its investments to develop national and international networks and extract value from them on the wholesale market. In July, Orange Wholesale France was the first wholesale operator in France to offer the eSIM (see Section 1.3 Significant events). In July, the Group also launched the Montblanc Summit 2+ cellular watch, a pioneer in eSIM connectivity with Wear OS by Google.

In Africa, Orange has invested in facilitating access to connectivity for operators and companies by supporting the "One Africa Network" project and building a new secure international backbone linking eight West African countries. Lastly, Orange is the majority investor in more than 40 submarine cables. In February 2020, it joined forces with a Telefónica subsidiary to extend the terrestrial links of Google’s Dunant transatlantic cable; in May, it partnered with international and African players on 2Africa, the innovative submarine cable linking 23 countries in Africa, the Middle East and Europe. It also launched the Urbano Monti, its new vessel dedicated to laying submarine cables. The Group is also helping improve access to quality content delivery services in Africa by providing its CDN content delivery solution (which replaces satellite broadcasting) to Côte Ouest Audiovisuel, a leading content provider in West Africa. See Section 1.3 Significant events.

Monetization of the networks and execution of the infrastructure strategy

To develop its networks while keeping a rein on its investments, Orange is reinventing its business model. Acknowledging the transformation of the telecom industry in Europe, Orange is entrenching its leadership in more open and better valued infrastructure, while retaining control of its strategic assets. For its FTTH infrastructure, Orange continues to invest in its own infrastructure, in order to fulfill its commitments outside of very densely populated areas (especially in France), while working with partners to pursue industrial efforts in certain areas. The Group has thus launched the projects needed to set up FiberCos in rural areas in both France and Poland. In France, the Group took a step forward in the development of its infrastructure in January 2021 by partnering with long-term investors Banque des Territoires (Caisse des dépôts), CNP Assurances and EDF Invest to create Orange Concessions (see above and Section 1.3 Significant events - Optimization, development et valorization of infrastructure).

In addition, co-financing of fiber optic networks in France by other operators is expected to continue in the coming years. It is clearly a means of making investments profitable.

Orange can now seize potential opportunities to develop or consolidate its positions in this market. It anticipates the signing of agreements in the first half of 2021, with a view to creating dedicated structures that will be up and running in both France and Poland in 2021.

To optimize the rollout of its mobile infrastructure, particularly in 5G, in terms of pace, coverage and financial capacity, Orange plans to rely on RAN-sharing agreements, while maintaining areas of differentiation, in keeping with the agreements already existing in Poland and Romania, and those signed in 2019 in Spain and Belgium.

At the same time, to better understand and extract value from the 40,000 towers of its own mobile network in Europe, the Group has launched its European TowerCo plans. In February 2021, Orange took a major step forward in its Engage 2025 strategic plan with the creation of its European TowerCo TOTEM, which will initially operate around 25,500 sites in France and Spain. See section 1.3 Significant events - Optimization, development and valorization of infrastructure.

Accelerating its development in three growth areas: Africa and the Middle East, B2B services and financial services

Making Orange the benchmark digital operator in Africa and the Middle East

Orange has considerably expanded its activities in Africa and the Middle East, where its operations go back more than 20 years: the Africa and Middle East region has more than doubled its contribution to the Group’s revenue in 10 years. In January 2020, Orange set up the new headquarters of its subsidiary Orange Middle East and Africa in Morocco, thereby confirming its commitment to Africa, with the aim of becoming the benchmark digital operator in Africa and the Middle East. The Group’s target for the 2020-2023 period is average annual revenue growth (CAGR) of approximately 5% across the region.

It aims to achieve that target by virtue of growth in mobile data driven by the increase in the smartphone penetration rate and the rollout of 4G. At the end of 2020, the 4G network covered 33 million customers, an increase of 39% over the year, out of a total of 128 million mobile customers. In 2020, Orange will thus have rolled out 4G in almost all countries, using RAN-sharing agreements and innovative technologies (lighter masts for example) to extend its coverage in rural areas. At the same time, the Group is pursuing its multi-service strategy, with the development of content, e-health and energy offers. The aim is for these services to account for 20% of regional revenue by 2025. In September, it launched Orange Campus Africa, the new African e-learning platform. That was followed in November by a partnership with Greenlight Planet, the largest provider of prepaid energy services, to provide customers with clean energy solutions in several African countries.

Financial services in the MEA region

Confirming the Group’s ranking as a major player in mobile money in Africa and the Middle East, Orange Money was rolled out in Jordan (where 70% of the population is unbanked) in January 2020, and then Morocco in March. In May 2020, two new money transfer corridors via Orange Money were opened from France to Burkina Faso and Morocco, after Côte d’Ivoire, Guinea, Madagascar and Mali.

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In addition, the Group partnered with NSIA, a leading bank and insurance company in Africa and the Middle East, to launch Orange Bank Africa in Abidjan (Côte d’Ivoire) in July 2020 (see Section 1.3 Significant events). New for Orange in Africa, the banking activity is part of the Group’s multi-service operator strategy, and confirms its determination to facilitate access to financial services and strengthen the financial inclusion of populations in West Africa, offering customers a fully digital credit and savings offer.

In financial services, Orange Money’s goal is to generate approximately 900 million euros in revenue by 2023 and at the same time to continue developing content, e-health and energy offers. The Group plans to achieve average annual revenue growth (CAGR) of around 5% across the region between 2020 and 2023.

Accelerating the development of IT services for B2B customers and scaling up cybersecurity

During the Covid crisis, digital technology in general and Orange’s networks in particular helped ensure the continuity of economic life by supporting initiatives by companies and public authorities. The crisis has also opened up opportunities stemming from the acceleration of the digital transformation of companies, in line with Orange’s B2B strategy of opening up to IT businesses and services. It focuses on four categories of services related to our legacy business as an operator (Cloud services, cybersecurity, digital and data, smart mobility), as well as four priority sectors, namely health, industry, automotive and smart cities. In 2020, IT services accounted for more than 39% of Orange Business Services revenue.

Faced with unprecedented demand since March 2020, Orange is helping VSEs and SMEs with the development of new digital solutions for e-commerce and the digitization of strategic business processes. In October, Orange Business Services merged its activities into a Health division within its Enovacom subsidiary. In November, Orange Business Services signed a strategic global partnership agreement with Amazon Web Services to help companies accelerate their digital transformation and leverage the benefits of the Cloud to adapt more quickly to market developments and user needs. KDDI, a Japanese telecommunication services provider, has chosen Orange Business Services to equip more than 1 million vehicles in 63 countries and regions in Europe with connected device services. Orange Business Services ranked among the leaders in the March 2020 edition of the Gartner Institute’s Magic Quadrant for Global Network Services for its more flexible SD-WAN customer projects, and its smart end-to-end multi-cloud, multi-service and multi-access networks.

Cybersecurity is a fast-growing sector. Its new organization (which includes the acquisitions of SecureLink and Secure Data in 2019) under the Orange Cyberdefense (OCD) brand has seen the Group provide assistance to some 50 French healthcare establishments, which were a prime target of cybercriminals when the health crisis peaked between March and June 2020. It has also supported its business customers in the face of the increase in the number of cyberattacks and phishing maneuvers. The spread of telework has made cybersecurity a core concern for most companies, prompting the shift to a fresh approach. The Group aims to exceed 1 billion euros in revenue and to be the European leader in this area in 2023.

The Group’s target is that more than half of its revenue in the Enterprise segment comes from new connectivity services (SD-WAN, 5G) and IT services in 2023.

Continuing its expansion in financial services across its footprint

The Engage 2025 strategic plan underscores Orange’s determination to accelerate its growth in financial services. The pertinence of its growth path is backed up by the push towards digitization across all sectors on the back of the health crisis.

The Group aims to capitalize on the success of Orange Bank in European countries, and of Orange Money in Africa where demand in countries with limited banking access is very strong. Orange Bank now extends out of France and into Spain, highlighting the strategy of expanding into other European countries. In order to support this phase of development, the Group is looking for a new banking partner to possibly replace Groupama: a partner who shares its ambitions, contributes to the industrial project, and is likely to provide its expertise and possibly its assets.

The Group’s multi-service diversification around payments, credit and insurance is underway. The July 2020 acquisition of Orange Courtage made Orange Bank an insurance broker. With BNP Paribas Cardif, it now offers insurance covering smartphones, tablets and connected devices. In November 2019, Orange Bank partnered with Wirecard to offer a practical mobile payment solution with Google Pay for all Android users in France. To mark its third anniversary, Orange Bank launched an innovative offer for families, featuring new-generation cards for the secure and autonomous management of children’s pocket money. Orange Bank has also gained a foothold in the VSE/SME market with the acquisition of Anytime, a neobank dedicated to the needs of professionals, companies and associations. Lastly, in Romania, Orange Money has launched its currency transfer service to all types of accounts in Romania or internationally.

Orange Bank aims to break even in Europe towards the end of 2023, with nearly 5 million customers and around 400 million euros in net banking income. Orange Bank Africa aims to have nearly 10 million customers by 2023, with NBI of about 100 million euros.

Crossing a new milestone in its digital transformation by placing AI and data at the heart of its innovation model

The Covid crisis has demonstrated Orange’s ability to move very quickly on the digitization of certain processes and to step up the pace of its transformation. By combining digital resources and human interaction, the Group uses new technologies to offer a simple, expert and responsible customer experience. It is based on digital acceleration (chatbots, robotic process automation) combined with the redesign of stores as Smart Stores, essential for customer proximity. Orange aims to increase the share of the digital channel in its day-to-day relationship with its customers, and to reduce the number of contacts with call centers in Europe by 55% by 2023. In December 2020, Orange Polska became the first entity to receive Customer Operations Performance Center (COPC) "Operational Excellence" certification for the improvement of its operational efficiency and quality of service. In May, the Orange Fixbox, which allows our Tunisian customers to benefit from unlimited Internet access at home, was voted 2020 Product of the Year in the "Broadband Internet" category. Building on more streamlined customer journeys and better customer insight, the Group is aiming to have nine out of ten customers recommend Orange in all its countries by 2025. It also hopes to double the number of users of the My Orange app by 2023, bringing the number of users to nearly 50 million.

In 2020, research and innovation activities were reorganized on three pillars: guaranteeing the quality and availability of networks and services, shedding light on developments in the digital world and the Group’s vision, and creating value by prioritizing innovation choices as close as possible to its markets. Orange has accordingly revisited the development strategy for Djingo, its voice interface, by stopping the marketing of the speaker in an overly crowded market. At the same time, the Group plans to use the embedded voice recognition technology to develop new services in the world of the connected home. In July 2020, Orange and Google Cloud announced a strategic co-innovation partnership to accelerate Orange’s IT and digital transformation and develop new Cloud services, particularly in edge computing (i.e. services located as close as possible to customers’ processing needs).

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In addition, in 2021, Orange strengthened its innovation in the digital ecosystem and venture capital investment by creating Orange Ventures, a new investment firm with a budget of 350 million euros that ranks as one of the ten largest corporate venture capital funds in Europe. Orange has partnered with Sanofi, Capgemini and Generali to create a unique e-health ecosystem in Europe to accelerate the development of practical solutions for patients. The Group is also teaming up with the national cybersecurity agency, Atos, Thales and Capgemini, and plans to join the Cyber Campus project initiated by the President of the French Republic to bring together the main national and international players in the field, which is scheduled to open in October 2021.

Smarter networks and improved operational efficiency

The Group uses AI and Data to optimize the rollout of new mobile and fiber sites, and to facilitate the maintenance of its networks, back office and internal processes, thereby reducing costs and improving quality of service.

To harness the full potential of new technologies, Orange keeps a close eye on the digital ecosystem, giving its venture capital entity the capacity to invest in the future champions of the digital economy in Europe, Africa and the Middle East. In December 2019, Orange Ventures invested in InterCloud, a leader in Cloud application interconnection, to support its European leadership in Cloud interconnection, then in native Cloud service provider Weaveworks to help drive the take-up of its GitOps solution in B2B and telecom markets. As global telecom operators prepare to deliver 5G applications and services reliably and on a large scale, GitOps is facilitating the shift to native Cloud Computing. Orange Digital Ventures Africa has launched the MEA Seed Challenge, a new seed investment activity aiming to fund 100 start-ups by 2025 in Cameroon, Côte d’Ivoire, Egypt, Jordan, Morocco, Senegal and Tunisia. In February, it invested in Ethiopian-based start-up EdTech Gebeya, a pan-African marketplace for the training and placement of African developers to help solve the tech talent shortage, and Youverify, a Lagos (Nigeria) start-up that automates identity verification for financial and telecommunication players.

Creating a future-facing company

Thanks to its size and the diversity of its business lines, the Group gives its employees the possibility of improving their skills to keep up with and anticipate market developments, in line with its "digital and caring" employer promise. To achieve the Group’s ambition to be more international, more B2B-oriented and at the cutting edge of new technologies by 2025, Orange has invested more than 1.5 billion euros in a skills enhancement program open to all employees and enhanced the company’s attractiveness for new talent while ensuring the social and human consistency of its projects.

Meeting the skills challenge

The context of the health crisis makes new digital skills more necessary than ever. Their list includes technological expertise, practice and use of data, artificial intelligence (AI) and cybersecurity, plus a broad range of soft skills. The Group plans to use Orange Campus, which has become a networked school for all employees, to train 20,000 employees in network virtualization, artificial intelligence, data, Cloud Computing, coding and cybersecurity. New forms of cooperation, methods and working environments are offered to Orange managers to foster cross-cutting approaches, promote empowerment and cultivate a sense of service. In October, Orange opened its own Apprentice Training Center. Lastly, the Group supports the Grande École du Numérique, which has trained nearly 28,000 people in the digital professions in France.

Ranking among the most attractive employers

In February 2020, Orange featured in the Top Employers Global 2020 rankings for the fifth consecutive year. This certification recognizes the best human resources practices worldwide. The Group is also certified HappyTrainees, a label which rewards the quality and interest of the tasks assigned to interns and work-study students.

The Group’s challenge is reinforced by the scarcity of tech profiles on the job market. In September, Orange launched a recruitment campaign in nine countries under the slogan "At Orange you can", focusing on the diversity of its jobs and career paths, and on reconciling employees’ personal and professional aspirations.

Supporting everyone in a sustainable and responsible transformation

Against a backdrop of upheaval in everyday life due to the health crisis, which is prompting us to rethink the meaning of the collective approach and teamwork, as well as the role of telework, the Group is implementing internal initiatives to better support the transformation and ensure a better quality of life at work, and is committed to a more inclusive society.

The policy and initiatives dating back many years to promote gender equality in the workplace have made Orange a benchmark in this area. Women account for 36% of the Group’s overall workforce, and 31% of the network of managers and senior executives are women. In both France and Poland, Orange promotes access to scientific and technical jobs for women, including in cybersecurity with the Cercle des Femmes de la Cybersecurité (Cefcys). The Group is involved with the Women’s Forum on digital tools for economic development in the MEA region. Lastly, Orange was the first company to receive the GEEIS-AI (Gender Equality European & International Standard-Artificial Intelligence) label, created by the Arborus Endowment Fund, confirming its commitment to Artificial Intelligence designed and developed both responsibly and inclusively. In France, Orange employs more than 4,800 people with disabilities, who are supported when they join the company and in ensuring the accessibility of their work environment by more than 120 correspondents.

A growth ambition accompanied by an operational efficiency program

To secure the achievement of its objectives, Orange has launched the Scale-Up operational efficiency program, undertaking to achieve net savings of 1 billion euros by 2023 on an indirect cost base at end-2019 of nearly 14 billion euros in telecom activities excluding high revenue growth areas (MEA and IS/IT services at OBS) at the end of 2019. This commitment is based on a combination of targeted initiatives and various measures focused on the levers of digitization, simplification and pooling:

−    the transformation plans undertaken by all relevant Group entities, and in particular the support functions, since 2019;

−    targeted cross-functional initiatives, such as:

-     the optimization of the real estate master plan,

-     the digitization of the customer relationship with the rollout of robotic process automation (RPA) at Group level,

-     the automation of network management and maintenance,

-     smart spend for the optimization of certain expenses, including a plan to rein in energy costs, which is a real challenge for the future.

Financial objectives

See Section 3.2.2 Outlook.

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1.2.3    Business model

A business model focused on creating and sharing value

Our purpose, guiding us in everything we do

"As a trusted partner, Orange gives everyone the keys to a responsible digital world." Such is our purpose, which was integrated into the company’s Bylaws in 2020. It resonates particularly strongly in the telecommunications industry as it puts people before technology. Everything we do is framed by this purpose, which illustrates how we take account of the social and environmental priorities we share with our stakeholders. Our purpose feeds into the four ambitions of the Engage 2025 strategic plan and our commitment to promote digital equality and protect the planet. This drive and determination were plain to see in our efforts to maintain network availability and service continuity for our customers in France and around the world throughout the Covid-19 pandemic.

Our business model

Our infrastructure provides enhanced connectivity for our retail, business and wholesale customers. Indeed, we are offering faster speeds by rolling out fiber-optic broadband and 5G while also developing new home offers (content, at-home services and remote surveillance). Alongside Orange Business Services, our unique expertise as both a network operator and digital services integrator means we combine the full range of skills required to support businesses all along the digital value chain, with on-demand networks (software-defined networking and network functions virtualization), multi-cloud services, data analysis, artificial intelligence, smart mobility services and cybersecurity. Orange Cyberdefense represents the Group’s frontline force to anticipate cyber threats, develop preventive measures and take action. Through Orange Money and Orange Bank, we design mobile financial services that are innovative, secure and well-suited to people’s needs and uses in each of our operating countries. At the same time, we optimize and capitalize on our infrastructure by setting up FiberCos in association with long-term investors in Europe to share future fiber roll-outs, and by putting in place network sharing agreements and TowerCos to manage tower sites, facilitating new mobile network management.

Helping to create value for everyone

The following pages present the ways in which Orange is able to harness its assets to create value for its stakeholders. Our greatest strength comes from our employees. Their unwavering commitment means we can continue to provide essential services whatever the circumstances. One of the defining changes that occurred in 2020 was the exponential increase of traffic on our networks - a 29% surge in IP traffic - to support the widespread implementation of remote working. Furthermore, Orange bolstered its Open Innovation strategy by creating Orange Ventures, which has a budget of €350 million to support start-ups through every stage of their development. Our financial solidity, unaffected by the crisis, enabled us to maintain the trust of our lenders, investors and shareholders. Our suppliers and partners are the first to benefit from what we do, which is why we carefully choose who we work with on the basis of strict environmental, social and governance criteria. We collaborate with them in a responsible and ethical manner, for example by processing payments faster during the pandemic in an effort to support small suppliers. Reducing digital inequality in terms of both access and usage remains one of our top priorities, as is minimizing our carbon footprint. On average, our 4G network covers nearly 99% of the population in our eight operating countries in Europe and is expanding in our 17 countries in the Middle East and Africa. Meanwhile, we reduced our CO2 emissions by 2.3% between 2019 and 2020.

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Our assets		Value created
People	− 142,000 employees across the world − 31.1% of women in management networks − 17.7 hours of training per Group employee	A major and responsible employer

−    8,000 recruitments on unlimited contracts across the Group, including 2,000 in France

−    3,500 Orange Business Services employees in France working to help customers maintain essential services during the first lockdown

−    3,000 employees have taken part in skills sponsorships since 2010

Industrial and commercial assets

−    A mobile network of 40,000 towers in Europe and 450,000 km of submarine cable owned or co-owned

−    Networks structured to satisfy growing demand: 29% surge in IP traffic, 61% increase in voice data traffic in BtoB and 50% more mobile data traffic than in 2019

−    A powerful brand: ranked 66th in the BrandZ Top 100 most valuable global brands

Providing an essential service and leading the field

−     259 million customers, including 3,000 multinationals

−    21.9 million active Orange Money customers and almost 1.2 million Orange Bank customers

−    No.1 in convergence in Europe with 11.1 million customers

−    No.1 in mobile network quality for the 10th year running (Arcep)

−    Orange Cyberdefense, the leading cybersecurity provider in Europe

Intellectual assets

−     €643 million invested in Research & Innovation

−    Operator with the most patents filed in Europe, developing 225 patent-protected inventions in 2020

−    An approach to innovation bolstered by the creation of Orange Ventures, allocated a budget of €350 million to support the development of start-ups

Responsible and open innovation

−    5G rolled out in five countries (Romania, Poland, Spain, France and Luxembourg)

−    5G collaborative innovation with businesses and local authorities in Europe

−    60 research contracts between 2018 and 2020 with leading university laboratories in the world

−    Accessibility: a unique approach with a range of products and services to boost autonomy, with an adapted retail network and hotline

Financial assets

−     Significant equity of €37 billion

−    Satisfactory debt ratio: net debt/EBITDAaL of telecoms activities = 1.83x

−    A stable and long-term shareholder base: 23% public sector, 6.14% employees and former employees

		Solid financial performance	− EBITDAal: €12.7 billion − Operating income: €5.5 billion − Organic cash-flow from telecoms activities: €2.5 billion
Our ecosystem
Suppliers and partners	− 94.5% of contracts signed include a CSR clause − 610 action plans carried out following the CSR audits conducted under the Joint Audit Cooperation (JAC)	Responsible and ethical working relationships

−    Responsible supplier relations and procurement label in France, which integrates ISO 20400 guidelines

−    665 corrective action plans processed by the JAC (regarding health and safety in the workplace, other work-related conditions, business ethics and the environment)

Regions

−    26 countries for consumer services and a global presence with Orange Business Services

−    5,088 stores across the world and 900,000 resellers in Africa

−    Creation of Orange Concessions to continue expanding fiber networks in rural areas of France (January 2021)

A major driver of regional development

−    4G network covers on average nearly 99% of the population in Orange’s eight operating countries in Europe and 17 countries (including two minority shareholdings) in Africa and the Middle East

−     Fiber network: 47.2 million connectable homes

−    Service continuity: 13.8 million operations carried out on the ground in France (deployment, maintenance, customer service, etc.)

−    Contribution to wealth creation, such as 10% of GDP in Senegal and 2% in Moldova

Society	− 16 countries offering affordable smartphones with internet access − Network of 17 Orange Fabs, 131 Solidarity FabLabs and 3 Orange Digital Centers, Orange Foundation present in 27 countries	A commitment to digital equality	− 24,000 participants in Orange digital workshops in France − Over 500,000 beneficiaries of digital education programs run by the Orange Foundation
Environment	− Energy consumption (Scopes 1 & 2): 5.5 TWh − 1.27 million tons of CO2 generated (Scopes 1 & 2) − 31% of electricity from renewable sources (Scope 2)	Toward Net Zero Carbon and a circular economy

−    1.8% reduction in energy consumption and 2.3% reduction in CO2 emissions between 2019 and 2020

−    169,000 tonnes of CO2 emissions avoided by using energy from renewable sources

−    Collection rate of unwanted mobiles: 15.1% of devices sold directly by Orange across Europe

2020 data

For calculation methods and definitions, see Chapter 4, Note on methodology - employment data and Note on methodology - Environment.

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1.3    Significant events

In June 2020, Stéphane Richard, Chairman and CEO of Orange, announced the reorganization of the Group’s Executive Committee in order to accelerate the implementation of Engage 2025, the Group’s new strategic plan. This reorganization has been effective since September 1, 2020 (see Section 5.1 Composition of management and supervisory bodies).

Impacts of the Covid-19 pandemic on the Group’s activities and financial position

The Covid-19 pandemic that affected France and the rest of the world in 2020 had an impact on the Group’s activities and financial position, as well as its employees, suppliers, subcontractors, customers and all its stakeholders. Against this backdrop, Orange’s priorities were, and still are, to ensure the safety of its employees and to support its customers by providing telecommunication services, which have become more essential than ever. At the start of the pandemic, the Group swiftly put in place a number of actions to adapt to the crisis situation, ensure business continuity and reduce the risks posed by the pandemic. In particular, Orange focused its actions on:

−    business continuity. In countries that have been severely affected by the pandemic, Orange had to, and must continue, as a provider of essential business services, to ensure the continuity of its electronic communications services, in particular its critical activities. In accordance with government requirements, Orange has implemented, particularly in France, a business continuity plan and then a business recovery plan essentially covering network and information system supervision and operation teams, security teams, technical support, data center employees and field-work teams. Neither Orange SA nor most of its subsidiaries in France and worldwide have made use of the special furlough schemes in place during the health crisis.

Moreover, the Group enhanced the capacity of its networks and put in place supervision and security measures to cope with the additional load caused by the increase in traffic linked to the crisis and the potential increase in cyberattacks. The quality and resilience of Orange’s networks absorbed the sharp growth in traffic and usage. The combination of fiber, 4G and fixed service-based WiFi networks proved effective in allowing the Group’s customers to receive a reliable, efficient service, thus demonstrating the relevance of Orange’s strategy concerning large-scale investment in high-quality fixed and mobile broadband networks;

−    health and human safety. Orange puts the health and safety of its employees first. A coordinator was appointed to report directly to the Chairman and Chief Executive Officer on global developments. Local correspondents were also appointed in the Group’s different geographical regions. Orange’s activity in the various countries was adapted to comply with the health guidance issued by each government, while ensuring business continuity. Teleworking was widely adopted throughout the Group (around 100,000 employees during the first lockdown), all locations combined. Orange also encouraged shielding measures as early as possible in its instructions to employees and provided suitable personal protective equipment and hygiene supplies;

−    the launch of specific actions to show solidarity with customers, health workers, teaching professionals and public authorities, and heightened internal and external communication.

The consequences of the Covid-19 pandemic on the Group’s business and financial position are not easily quantifiable, as these effects are difficult to separate from other development factors (see Note 3 to the Consolidated Financial Statements). However, in 2020, the main effects of the Covid-19 pandemic were as follows:

−    on the Group’s revenue:

-     a widespread and significant decline in revenues from international roaming (customers and visitors), in all countries and particularly for B2B services, due to travel restrictions and border closures,

-     a sharp fall in equipment sales (B2C and B2B customers), mainly in France and in Europe, due to the closure of Orange stores during the lockdown in spring 2020 and the lower footfall due to mobility restrictions,

-     lower-than-expected growth in revenues from fixed services to carriers, due to the slowdown in the construction of public initiative networks marketed, rolled out and operated by Orange in France, despite the partial catch-up in the second half of 2020,

-     a slowdown in the B2B services activity, with a decline in revenues from IT & integration services in the second and third quarters of 2020 and, on an ancillary basis, of some data services (satellite TV broadcasting) not offset by the growth of some voice services (audioconferencing), and

-     a general decline in sales activity, due in particular to the closure of Orange stores, and in some countries, to a restriction on portability and a ban on advertising campaigns, partially offset by lower churn rates overall;

−    on the operating expenses included in the calculation of the Group’s EBITDAaL:

-     an increase of 144 million euros in impairments and losses on trade receivables (see Notes 5.3 and 6.2 to the Consolidated Financial Statements), of which 129 million euros related to telecom activities (mainly in France and Spain and for B2B services) and 15 million euros related to Orange Bank. It should be noted that the Covid-19 health crisis has resulted in the provision of economic support measures for companies and individuals in a number of countries. Such measures have helped to partially reduce the risk of non-recovery of trade receivables at December 31, 2020, but reduce visibility as to the magnitude of the expected deterioration of the economic environment (including the risk of corporate default),

-     an increase in external purchases (mainly other external purchases) primarily related to (i) the costs of health measures for 72 million euros, (ii) the additional costs of support measures for some network service providers in France (in order to maintain the activity and offset a portion of their fixed costs) for 19 million euros (see also the effects of the Covid-19 pandemic on investments below), and (iii) donations and philanthropic activities for 9 million euros,

-     a 10 million euro increase in labor expenses with the payment to some employees of specific bonuses in connection with the health crisis, including bonuses for committed employees who continued working on site (internal or external to Orange), and

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-     conversely, (i) a significant decline in commercial expenses and equipment costs, with the decrease in purchases of handsets and other products sold, the fall in advertising and promotion expenses, and lower distribution commission caused by the downturn in sales activity, and (ii) a reduction in overheads, mainly due to travel savings and the cancellation of various events.

In fiscal year 2020, an amount of 253 million euros was recognized for the main specific additional costs generated by management of the Covid-19 health crisis (see Note 3 to the Consolidated Financial Statements).

−    on the Group’s investments:

-     a significant inflection in investments in the first half of 2020 due to the slowdown in fixed (FTTH) and mobile network rollout during lockdown periods. This continued after each lockdown had been lifted owing to the measures and restrictions imposed by the health crisis and the shutdown of several economic sectors. However, in view of the Group’s initial forecasts, some of the delays in rollout were made up for in the second half of 2020, particularly in France (see Investments in networks below),

-     a delay in some structural projects for the Group, such as Orange Concessions, which aims to (i) consolidate the FTTH connections of public initiative networks (PIN) belonging to local authorities in France and for which Orange is the concession holder, and (ii) take advantage of potential development or consolidation opportunities in this market (see below and section 3.1.2.5.3 Investment projects),

-     the recognition of additional costs related to support measures for some network providers in France for 24 million euros (see also the effects of the Covid-19 pandemic on external purchases above), and

-     modifications or temporary delays in the 5G licensing process, particularly in France, Spain and Poland;

−    on organic cash flow from telecom activities:

In 2020, organic cash flow from telecom activities was impacted by (i) changes in EBITDAaL and economic CAPEX in the context of the Covid-19 health crisis (see above), (ii) the favorable effect of the increase in the level of investments at the end of 2020 (compared to the end of 2019) on economic CAPEX trade payables, in particular due to efforts made to catch up on rollout delays caused by the Covid-19 health crisis, and (iii) conversely, the unfavorable effect of the change in working capital (increase in gross trade receivables, decrease in trade payables for other goods and services. See Notes 5.3 and 6.6 to the Consolidated Financial Statements).

−    on cash flow and financial debt management:

In 2020, the Covid-19 health crisis had no impact on the risk management policy relating to financial instruments. The Group therefore continued to put in place and manage hedging instruments in order to limit its exposure to operational and financial interest rate and foreign exchange risks. Existing cash flow hedges, in particular, were not affected by the crisis. In addition, the Group maintained a diversified financing policy (see Notes 13.5 and 13.6 to the Consolidated Financial Statements). The financing transactions carried out in 2020 are part of the Orange group’s active refinancing policy, aimed at the prudent and forward-looking management of its liquidity by optimizing the cost of its resources and maintaining a high level of cash. As of December 31, 2020, the liquidity position of the telecom activities amounted to 17,243 million euros (see Note 14.3 to the Consolidated Financial Statements).

−    on the value of the Group’s goodwill and fixed assets:

At December 31, 2020, the Group reviewed the key assumptions used to determine the recoverable amounts of cash-generating units (CGUs). Those assumptions include the impact of the Covid-19 pandemic on discount rates and perpetual growth rates, as well as on business plan trajectories. As a result of this work, the Group did not recognize any impairment losses at December 31, 2020 (see Note 8 to the Consolidated Financial Statements).

−    on the Orange dividend:

Due to the uncertainties generated by the Covid-19 health crisis, the Orange Shareholders’ Meeting of May 19, 2020 decided, on the proposal of the Board of Directors, to distribute a dividend for the 2019 fiscal year of 0.50 euros per share, instead of the previously announced 0.70 euros per share. In view of the interim dividend of 0.30 euros per share paid in December 2019, the balance of the cash dividend paid in June 2020 was 0.20 euros per share (see Note 15.3 to the Consolidated Financial Statements and section 6.3 Dividend distribution policy).

Beyond the health crisis, the Group launched a plan to prioritize digital inclusion, with the aim of continual improvement in networks and acceleration of digitalization. Fixed and mobile networks, network access sharing agreements and optimized network management, which were already part of Orange’s core strategy, are and remain major priorities for the Group. Moreover, Orange is keen to help accelerate the digitalization of its customers and to focus on the house/home with more relevant strategic choices. In addition, the Group’s objective is to prioritize its future sales activity, secure its supply chains and, as much as possible, catch up on delivery and production delays.

Settlement of a tax dispute in France in respect of fiscal years 2005-2006 and use of the funds received

On November 13, 2020, the French Conseil d’État found in favor of Orange SA in a tax dispute in France in respect of fiscal years 2005-2006. This decision terminated the proceedings and allowed Orange to recover the sums paid in July 2013, i.e. a total amount of 2,246 million euros (including 646 million euros in interest). This amount was recognized as tax income in the Consolidated Financial Statements for fiscal year 2020 (see Note 11.2 to the Consolidated Financial Statements).

Regarding the use of these funds, the Board of Directors, at its meeting on December 2, 2020, looked favorably on the following projects:

−    accelerating the Group’s main areas of development to enhance its value creation:

-     by using nearly a quarter of the amount received to strengthen the Group’s leadership in French and international networks for the benefit of its customers, as well as projects linked to the environmental transition,

-     by allocating a quarter of the amount received to support the Group’s operational transformation, in particular to improve agility and performance, and

-     by launching a conditional voluntary public tender offer for Orange Belgium (see Changes in asset portfolio below);

−    making an additional dividend payment to shareholders of 20 euro cents per share (subject to the approval of the Shareholders’ Meeting of May 18, 2021);

−    encouraging employee shareholding through an offer reserved for employees of around 30 million shares, the aim being that employees will eventually hold 10% of the capital of Orange SA;

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−    allocating a portion of the funds to the Group’s social commitments to reach Net Zero Carbon [6] by 2040 and to digital equality; and

−    using any residual balance to reduce the Group’s net financial debt.

Investments in networks

Fixed access networks

The Covid-19 health crisis marked a significant inflection in the rollout of FTTH networks in the first half of 2020. However, the Group accelerated the rollout of its very high-speed fixed broadband networks in 2020. Despite the health crisis, the Group will have succeeded in rolling out more fiber optic connections in 2020 than in 2019, providing an additional 9.0 million FTTH connectable households year-on-year (compared to 7.2 million in the previous year). At December 31, 2020, Orange thus had 47.2 million FTTH connectable households worldwide (and a total of 48.3 million households connectable to very high-speed broadband), up 23.4% year-on-year. This included 22.9 million in France, 14.9 million in Spain and 7.8 million in Other European countries. Whether through its own infrastructure or the use of third-party networks, in late 2019 Orange announced its aim to be able to offer its FTTH packages to more than 65 million households in Europe by 2023, to assert its leadership position in Europe in fiber.

In France, in late 2020, Orange was awarded the public service contract for the very high-speed network in Haute-Saône in the context of public initiative networks (PIN). This will enable 100% of Haute-Saône department to have fiber optic broadband by 2023. At the end of 2020, Orange was working with 23 public initiative networks as network operator, under various models, and had passed the symbolic milestone of one million connectable units across all PINs operated by Orange. Through Orange Concessions, the Group’s ambition is to provide more than 4.5 million households and businesses with fiber optic connections (FTTH) within the public initiative networks operated by Orange by 2025 (see Infrastructure optimization, development and enhancement below).

In Spain, in the case of fixed access networks providing very high-speed broadband Internet access (fiber and other very high-speed technologies), Orange wants to accelerate its rollout and has now set itself the target of connecting 18 million households to very high-speed broadband by the end of 2023 (through several channels, including its own infrastructure).

Mobile access networks

Licenses and 5G networks

Orange acquired new 5G licenses (see section 1.7 Regulation) and launched its first offers in several countries in 2020.

In France, following the auction process for 3.5 GHz frequencies in October 2020, Orange has the highest number of 5G frequencies of any carrier, with 90 MHz of spectrum. Orange has thus strengthened its number one position with the largest portfolio of frequencies in the French market (257 MHz of frequencies in total, with 90 MHz of 3.5 GHz plus 2 X 83.5 MHz in other bands, from August 2021). The acquisition of these frequencies is an essential industrial investment that will maintain and strengthen the position acquired by Orange as a leader in mobile networks and consolidate, with the rollout of a 5G network using these frequencies, its number one position for the benefit of its B2C and B2B customers (see also Digital transformation of business customers below). The total cost of the 90 MHz acquired by Orange was 875 million euros, including 854 million euros in fixed fees (with payment spread over four to 15 years, depending on the block) and 21 million euros in spectrum refarming costs relating to the allocation of new frequencies to carriers (see Notes 9.4 and 16.1 to the Consolidated Financial Statements).

After Romania at the end of 2019, Poland in July 2020 and Spain in September 2020, Orange launched its 5G network in France on December 3, 2020. At the end of 2020, nearly 160 municipalities had 5G coverage. Faced with the sharp increase in data usage in 2020, Orange has chosen to initially cover areas that already have high demand to reduce the risk of network saturation. 5G-compatible plans have been offered to B2C and B2B customers in France since October 8, 2020.

In Slovakia, Orange also acquired 5G licenses in 2020 for the planned launch of offers in 2021.

Other mobile networks

In 2020, the Group continued its efforts to roll out the 4G network. At the end of 2020, nearly 100% of its mobile sites in France offered 4G coverage.

The quality of the mobile network is a priority for Orange. The results of the annual survey by Arcep (the French electronic communications and postal regulator) on the quality of mobile services of French telecom operators, released in December 2020, confirmed for the tenth year running that Orange has the best mobile network in mainland France. Orange is ranked first or joint first for voice, SMS and mobile Internet on 244 of the 266 criteria measured. More specifically, Orange ranks first or joint first on 51 of the 57 criteria measured in rural areas and offers the best all-uses Internet speed in rural areas. In addition, with regard to the Covid-19 health crisis, which has increased the need for connectivity and seen a sharp increase in teleworking, Orange offers the best indoor quality for mobile Internet and voice calls (first or joint first on 66 of the 71 criteria measured). In mobile Internet, Orange is first or joint first when it comes to Internet speeds for sending and receiving files. Lastly, Orange is also ranked first or joint first on all 90 criteria concerning transport, video streaming, web browsing excluding transport, and file transfers.

In February 2020, Orange and Free signed an amendment extending until December 31, 2022 the termination period for Free Mobile’s national roaming on Orange’s 2G and 3G networks. Arcep approved this amendment in October 2020.

Transmission networks

In February 2020, Orange joined forces with Telxius (a subsidiary of Telefónica) on the terrestrial backhaul extensions of Google’s "Dunant" transatlantic cable. This 6,600 km cable has three times the data transfer capacity of previous generation cables. Orange and Telxius will offer and operate co-location services in their respective cable landing stations located on either side of the Atlantic Ocean. This agreement strengthens the Group’s connectivity capabilities for its international customers in Europe and America and its international positioning in the wholesale market. The Dunant cable was commissioned in 2020 for wholesale and B2B customers.

In addition, in January 2021, Orange announced the signing of a partnership agreement for the new generation AMITIE cable, which should link the United States to France and enter service in early 2022. With fiber pairs on two new generation ultra-high-speed cable systems, Orange will serve the B2C, wholesale and B2B markets in Europe and America with a single low-latency global France - US connectivity solution offering performance and redundancy.

In May 2020, Orange also announced its participation in the 2Africa project. Led by an international consortium, the project should enable a 37,000 km submarine cable to be laid around the coast of Africa to improve Internet access on the African continent and in the Middle East. The cable is due to be commissioned in 2023 or 2024.

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Orange is thus continuing to invest heavily in global connectivity projects to guarantee and constantly improve the quality of service of its global network with more than 40 submarine cables worldwide. Orange’s global network, which serves its customers all over the world, connects more than 300 points of presence via 45,000 km of fiber in Europe, the United States, Africa and Asia.

Satellite transmission

In July 2020, Orange announced the purchase from Eutelsat Communications of all available capacity on the Eutelsat Konnect satellite to cover the whole of France. All Orange B2C customers, including those living in the most isolated areas, have therefore been able to benefit from very high-speed fixed broadband via satellite since January 2021. This agreement is directly in line with the Broadband/Very High-Speed Broadband France Plan adopted by the government with the aim of rolling out broadband services of at least 30 megabytes/second over the whole of France by 2022. The service is distributed by Orange’s Nordnet subsidiary, the leading French distributor of satellite Internet services since 2008.

In December 2020, Orange was selected by the European Commission to be part, along with satellite manufacturers and operators, of a consortium to study the design, development and launch of an independent European space communications system to strengthen Europe’s digital sovereignty.

Infrastructure optimization, development and enhancement (FiberCos - TowerCos)

FiberCo in France (Orange Concessions) and Poland

Orange has moved forward in its plans to share future fiber network rollouts with its partners via FiberCos.

In France, in January 2021 Orange announced that it had signed an exclusive agreement with a consortium of long-term investors including La Banque des Territoires (Caisse des dépôts), CNP Assurances and EDF Invest for the sale of 50% of the capital and joint control of Orange Concessions. Orange Concessions will allow Orange to continue the rollout of fiber in rural areas of France while sharing the investment effort, in line with the ambitions of the strategic plan Engage 2025. With 23 public initiative networks (PIN) representing nearly 4.5 million FTTH connections created or to be created by December 31, 2020, Orange Concessions will be the leading operator in France for Fiber To The Home (FTTH), deployed and operated on behalf of local authorities. Orange would have a future call option enabling it to take control of and consolidate Orange Concessions. The agreement values Orange Concessions at 2.675 billion euros. Subject to the approval of the relevant antitrust authorities and all stakeholders, the transaction is expected to be completed in the second half of 2021 (see Notes 4.3 and 19 to the Consolidated Financial Statements).

In Poland, the Group plans to sign an agreement in the first half of 2021 to establish a special purpose entity due to be operational in 2021.

Creation of the European TowerCo Totem

In terms of plans to upgrade its European mobile network, in February 2021 Orange announced the creation of Totem, a European TowerCo intended to create value (i) by operating first-class passive infrastructure assets, (ii) by focusing on revenue growth and optimization of operational efficiency, and (iii) by fostering both organic and inorganic growth.

Totem will have a portfolio of assets with proven operational excellence. It will have all the skills and functions needed to create sustainable value to make the TowerCo a leader in the growing European telecommunication tower market. Initially, it will operate a portfolio of premium towers comprising around 25,500 sites in France and Spain, the two largest countries where Orange is present. After France and Spain, the Group will study the possibility of integrating Orange’s other European passive infrastructure assets that could create value for the TowerCo. Based on this scope and under the terms of the Master Service Agreement (MSA) signed with Orange, in 2020 Totem would have generated revenue in excess of 500 million euros and EBITDAaL of almost 300 million euros, around two thirds of which from assets in France.

One of Totem’s core priorities will be organic growth. The TowerCo will benefit from significant opportunities to develop its hosting activities across its entire portfolio. In addition, the TowerCo will host and roll out new sites for Orange and other network operators.

Totem also intends to seize opportunities for inorganic growth in Europe. To support this development ambition, Orange will be able to use the flexibility of the new company’s capital structure, whether in terms of equity issuance or debt financing. Orange wants to retain control of the TowerCo to benefit from the significant source of sustainable value creation that it offers the Group.

Totem will be led by a fully independent and dedicated management team. The team will be appointed in the first half of 2021 with a view to the TowerCo becoming operational by the end of 2021.

Acceleration in growth areas

Africa & Middle East

In early January 2020, Orange inaugurated the new headquarters of its subsidiary Orange Middle East and Africa in Casablanca, Morocco. A major player in the Africa region for more than 20 years, Orange hopes to become the preferred multiservice operator for the people. To be successful, Orange must develop its new services in Africa, getting closer to its customers so that it can fulfil their needs and adapt to the local market.

In addition, in November 2020 Orange announced the entry into service and commercial launch of Djoliba, the first pan-African backbone. This infrastructure is based on a terrestrial fiber optic network of more than 10,000 km, coupled with 10,000 km of submarine cables offering secure very high-speed international connectivity from West Africa. The network will cover eight countries (Burkina Faso, Côte d’Ivoire, Ghana, Guinea, Liberia, Mali, Nigeria and Senegal). With Djoliba, Orange is catering for the needs of businesses and telecom players in West Africa, serving a potential 330 million inhabitants.

In January 2021, Orange announced a partnership with Côte Ouest Audiovisuel which will distribute its TV and OTT (Over-The-Top) content in West Africa via Media Delivery Boost, Orange’s CDN (Content Delivery Network) content delivery solution. This solution ensures quality, speed and reliability in content delivery without the need for satellites as used previously.

Mobile Finance Services

In Europe, in July 2020 Orange Bank announced that it had expanded its services and reached a new milestone in its cross-selling policy with Orange by integrating into its business the subsidiary Orange Courtage, which notably offered insurance for mobile devices to 549,000 B2C customers at December 31, 2020. This integration allows Orange Bank to become an insurance broker. In November 2020, Orange Bank also launched new value offers in France (including the Premium Pack for families) and new bank cards to celebrate its third anniversary. Lastly, in January 2021 Orange Bank announced the acquisition of Anytime, a neobank specializing in business banking. This acquisition will allow Orange to offer its millions of business customers financial support and digital management tools. At December 31, 2020, Orange Bank had nearly 1.2 million customers in France and Spain (this number includes customers of all products sold by Orange Bank: accounts, loans and mobile insurance).

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In Africa, the Orange strategy in mobile financial services seeks to offer solutions accessible to as many people as possible, regardless of their income or where they live. In July 2020, Orange and NSIA, a leader in bancassurance, announced the launch of Orange Bank Africa’s sales activities in Abidjan, Côte d’Ivoire. Orange Bank Africa offers, through the Orange Money channel, a savings and micro-credit solution that allows users to borrow instantly using their mobile device. Orange Bank Africa plans to expand into Senegal, Mali and Burkina Faso. The goal of Orange Bank Africa is to become the leading player for financial inclusion in West Africa. The successful launch of Orange Bank Africa enabled it to acquire 356,000 customers by the end of December 2020 with its pico-credit and savings offers via Orange Money.

In March 2020, Orange also announced the launch of Orange Money in Morocco. This service enables Moroccans to use their telephones to make payments and transfer money, thereby facilitating trade. The Orange Money service is now available in all countries in Africa & Middle East. Moreover, since May 2020, Orange Money customers have been able to transfer money from France to Morocco or Burkina Faso, in real time and securely, directly through an Orange Money account. At December 31, 2020, Orange Money had more than 49 million customers, including 22 million active customers using the service each month, in 16 countries (excluding associates and joint ventures).

Wholesale services

In July 2020, Orange Wholesale France, the first wholesale operator to launch an e-SIM offer in France for its light mobile virtual network operator (MVNO) customers, signed a partnership agreement with Prixtel. Prixtel has thus become the first French MVNO to be able to offer its customers the option of downloading their digital SIM card (e-SIM) to their smartphones. Orange is thus capitalizing on its network and its capacity for innovation to offer the best wholesale service on the French market by supporting operators in the digitalization of the customer experience.

In January 2021, Orange announced a partnership with Côte Ouest Audiovisuel which will distribute its TV and OTT (Over-The-Top) content in West Africa via Media Delivery Boost (MDB), Orange’s CDN (Content Delivery Network) content delivery solution. This solution ensures quality, speed and reliability in content delivery without the need for satellites as used previously. For Orange, the development of CDN is a strategic opportunity for revenue growth, particularly in Africa where the operator already manages the largest network of this type on the continent, enabling audiovisual content to be delivered to 10 countries.

Digital transformation of business customers

In its Engage 2025 strategic plan, Orange has set itself the goal of making artificial intelligence (AI) and data an integral part of improving its operational efficiency and customer experience. In line with this objective, in July 2020 Orange and Google Cloud announced a strategic partnership focusing on data services, artificial intelligence and edge computing. Google will contribute its know-how in advanced Cloud technologies, its data analysis and artificial intelligence tools, and its proven approach towards supporting transformation. Orange will leverage its expertise in technology and communication services and its international network infrastructure. Thanks to this partnership, B2C and B2B customers in Europe will be offered new Cloud services and Orange Business Services will also see its offerings extended to include Google Cloud solutions in the areas of data analytics and value-added Cloud.

In November 2020, Orange Business Services also signed a strategic global agreement with Amazon Web Services (AWS) to accelerate innovation in the business Cloud. Orange and AWS will work together to provide businesses with new solutions for modernization and migration, data analytics, innovation and security. The agreement will help them accelerate their digital transformation and take advantage of the Cloud to adapt more quickly to market changes and user needs. In addition, a dedicated Cloud center of excellence will train and certify more than 3,000 experts in Cloud Computing, cybersecurity, digital & data from Orange Business Services.

The healthcare sector is also a key focus of the Engage 2025 strategic plan. With that in mind, Orange Business Services decided to combine its health business within the Enovacom subsidiary from October 1, 2020 in order to intensify synergies and support the digital transformation of healthcare players. Through Enovacom, Orange aims to become a leader in digital health in France. In this respect, in November 2020 the Orange group decided to invest, via its holding company Orange Digital Investments, in the Digital Health 2 fund managed by LBO France. In January 2021, it announced the creation of a joint venture with Sanofi, Capgemini and Generali aimed at accelerating the development of specific healthcare solutions and their placement on the market for the benefit of patients.

In 2020, Orange also launched two trials with Schneider Electric and Lacroix Group to test the applications and benefits of industrial 5G in their respective plants in Vaudreuil and Pays de la Loire. Thanks to its low latency, very high speed, and eventually, network slicing, 5G will be a competitive lever for businesses. It will yield significant improvements in industrial processes and practices, particularly through mixed reality (augmented or virtual). To support businesses more closely in their 5G projects, in February 2021 Orange announced the creation of nine Orange 5G Labs in France and worldwide. These will enable businesses to gain a better insight into the opportunities, value and benefits of 5G by testing their current solutions in a 5G environment. They will also be able to explore new applications thanks to the Orange 5G Lab ecosystem and Orange’s technical experts.

To support fast-growing companies in the areas of connectivity, cybersecurity, digital enterprise and innovative financial services, Orange has also strengthened its venture capital investment activities by creating Orange Venture in early 2021. With a budget of 350 million euros, Orange Venture seeks to identify future technology champions to facilitate the transition to a more digital and responsible world.

Lastly, in January 2021 Orange Business Services announced a partnership with BNP Paribas to implement the flexible SD-WAN (Software-Defined Wide Area Network) solution in more than 1,800 branches in France. This hybrid, flexible and Cloud-native solution will enable BNP Paribas network administrators to optimize and monitor infrastructure performance.

Exemplary social and environmental conduct

Orange, a people-oriented and digital employer

In February 2020, Orange announced that it planned to invest more than 1.5 billion euros in a skills development and professional retraining program. The Group decided to make the skills challenge a central part of the Engage 2025 plan. To address this challenge, it defined three major priorities: enhancing its technical expertise, developing data practices and applications, and offering each employee the chance to develop their soft skills.

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Environmental commitment

Orange is aiming for Net Zero Carbon [7] by 2040, i.e. 10 years sooner than the GSMA (Global System for Mobile Communications) targets, despite the explosion in data and new technologies.

To achieve this target, Orange must use renewable energy. The Group’s aim is that by 2025, renewable energy will make up more than 50% of the electricity it uses. Accordingly, in July 2020, Orange signed a contract with Boralex, the leading independent onshore wind producer, for the supply of renewable electricity in France. From January 1, 2021 and for a period of five years, Boralex will supply Orange with 67 Gigawatt hours (GWh) per year of renewable electricity generated by 26 wind turbines. In February 2021, Orange also announced that it had partnered with ENGIE, the leading solar and wind energy developer in France, to implement a comprehensive renewable energy supply solution in France. This involves creating new solar generation capacity, managing the production of all renewable electricity capacity contracted by Orange from other producers, and supplying additional volumes to cover Orange’s actual consumption. The 15-year power purchase agreement signed by Orange and ENGIE will enable the development of two new solar projects totaling 51 Megawatt-peak (MWp).

Moreover, by 2025, Orange will strengthen its "Green Program" to reduce the energy consumption of its networks. The Group will also rely more on the circular economy with, for example, products that have been eco-designed, second-hand network equipment and more used handsets. In October 2020, Orange launched the "re" program, a circular economy program based on three pillars: recycling, recovery and reconditioning. The aim of this program is to raise public awareness on the environmental impact of mobile phones and to increase the collection of mobile devices. Over the past 10 years, the Group has collected 15 million telephones, including 8 million by Orange France.

Lastly, in order to finance environmental and social projects, in September 2020 Orange successfully completed its first sustainable bond issue for 500 million euros with a maturity of nine years and a coupon of 0.125%. Around 40% of the funds raised will be allocated to digital inclusion projects and around 60% to projects relating to energy efficiency and the circular economy (see Note 13.5 to the Consolidated Financial Statements).

Launch and progress of the Scale Up operational efficiency program

To ensure that it achieves its objectives, in late 2019 Orange committed to net savings of one billion euros by 2023 on a limited scope of indirect costs of 13.8 billion euros at end-2019 (limited scope of costs of 13.8 billion euros at end-2019 corresponding to the Group’s indirect costs excluding (i) Africa & Middle East and Mobile Finance Services, and (ii) labor expenses and other network expenses and IT expenses of Enterprise IT & integration services).

To that end, Orange launched the Scale Up operational efficiency program in 2020. At end-2020, this had resulted in a net saving of nearly 100 million euros on this cost scope. The savings will be progressively increased between now and 2023 and will mainly cover labor expenses, overheads, other network expenses, IT expenses, real estate, advertising, marketing and customer service costs, operating taxes and levies.

Changes in asset portfolio

As regards Orange Concessions (FiberCo in France) and Totem (European TowerCo), see above Infrastructure optimization, development and enhancement (FiberCos - TowerCos).

Agreement to acquire control of Telekom Romania Communications

In November 2020, Orange announced the signing of an agreement to acquire a 54% majority stake in Romanian carrier Telekom Romania Communications (TKR) and its convergent subscriber base. Orange will pay 268 million euros, net of debt and cash and subject to customary adjustments upon completion of the transaction, corresponding to a total enterprise value of 497 million euros for 100% of TKR. TKR, the second-largest fixed operator in Romania, generated revenue of 622 million euros in 2019. As of June 30, 2020, it had 881,000 convergent customers and around five million customers connected to its fixed telephony, broadband and pay television services. Around three million households are connected to its fiber optic network. This acquisition will enable Orange to accelerate its convergent operator strategy in Romania. The completion of the deal remains subject to the approval of the European Commission and the relevant authorities, and is expected in the second half of 2021 (see Note 4.3 to the Consolidated Financial Statements).

Conditional voluntary public tender offer on shares of Orange Belgium

On December 2, 2020, Orange SA announced its plans to launch a conditional voluntary public tender offer for 47.09% of the capital of Orange Belgium, corresponding to the remaining shares not currently held, at a price of 22 euros per share in cash and with no threshold requirements. It was submitted on January 21, 2021 for approval by the Financial Services and Markets Authority in Belgium (FSMA). Subject to the conditions being met, this offer could then lead to the delisting of the shares of Orange Belgium (see Note 4.3 to the Consolidated Financial Statements).

Acquisition of the remaining shares of Business & Decision

As announced in February 2020, on May 28, 2020, Orange Business Services launched a mandatory public tender offer for all the shares of Business & Decision not yet held by the Group, representing 6.38% of the capital. This offer closed on July 8, 2020 and was followed by the effective delisting of Business & Decision shares on July 13, 2020. Following this public tender offer, Orange now holds 100% of Business & Decision shares. It acquired the remaining capital in the second half of 2020 for 4 million euros (see Note 4.2 to the Consolidated Financial Statements).

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1.4    Operating activities

Orange provides consumers, businesses and other telecommunication operators with a wide range of services including fixed and mobile telecommunications, data transmission and other value-added services, including mobile financial services. The Group is present as an operator in 26 countries (including two in which it holds a minority interest). In addition to its role as a supplier of connectivity, the Group provides business services, primarily solutions in the fields of digital work, security and improving business line processes.

For consistency with the segment information in the Consolidated Financial Statements, the Group’s activities are presented below by operating segment: France, Europe, Africa and Middle East, Enterprise, International Carriers & Shared Services, and Mobile Financial Services. Following the implementation of the Group Executive Committee’s new organization on September 1, 2020, Spain has joined the Europe aggregate and the Orange Bank business segment has been renamed Mobile Financial Services to take into account the gradual integration of new activities into that segment (see Section 3.3, Note 1 Definition of business segments and performance indicators).

The results of Orange’s activities in 2020 and its principal operating indicators in its various business segments are set out in Section 3.1 Analysis of the Group’s financial position and earnings.

Unless otherwise indicated, the market shares indicated in this chapter relate to market shares in terms of volume, and the data related to customers does not include SIM cards dedicated to connected devices (M2M).

1.4.1    France

Orange is France’s incumbent telecommunication operator (see Section 1.1 Overview). The bulk of its business is carried by Orange SA, which is also the parent company of the Orange group.

The France business segment includes all fixed and mobile communication services to consumers and companies with fewer than 50 employees [8] in France [9] as well as services to carriers. Activities developed for companies with more than 50 employees, content activities and mobile financial services are covered in Sections 1.4.4, 1.4.5.2 and 1.4.6 of this document respectively.

In 2020, the France business segment generated 42.1% of the Group’s consolidated revenue.

The market

The Covid-19 pandemic that hit France in 2020 affected the business and financial position of telecommunication operators despite the sector’s considerable resilience. At September 30, 2020, the revenue of French telecommunication operators was stable year-on-year, down just 0.3% over 12 rolling months (source: Arcep, Q3 2020). While fixed narrowband telephony revenue continued its downward trend as a result of the steady decline in the number of lines, fixed broadband revenue continued its growth due to the increasing number of accesses. Despite intense competition, mobile services revenue was up, driven by sustained growth in access numbers.

The French broadband and very high-speed broadband Internet market is dominated by four main operators, which account for over 99% of broadband customers. With market share of 40.0%, down 4 points compared with end-2019, Orange remains market leader, ahead of Free, Altice-SFR and Bouygues Telecom (ranked second, third and fourth respectively by number of customers) (source: Orange estimates).

The French mobile market is dominated by the same four operators as the fixed market, which account for 89% of mobile customers (excluding M2M). With market share of 34.8% in 2020, compared with 35.1% in 2019, Orange also remains leader here, ahead of competitors Altice-SFR, Free Mobile and Bouygues Telecom (ranked second, third and fourth respectively by number of mobile customers excluding M2M respectively) and all MVNOs (3).

Orange’s business activities

The Covid-19 pandemic has affected Orange’s activities in France, but also all of its stakeholders. As such, Orange’s priorities have been to ensure the safety of its employees and to support its customers by providing telecommunication services, which have become more essential than ever. See Section 1.3 Significant events.

Orange France’s core business involves the provision of fixed-line telephony, broadband and very high-speed broadband Internet and mobile telephony services for the B2C and Pro-SME markets. Its strategy is based on improving speeds in fixed (fiber) and mobile networks (4G and 5G), promoting the take-up of new services and conquering new areas of growth, while continuing to propel its customer relations to a new level of excellence (see Section 1.2.2 The Orange group strategy).

Mobile

In the B2C mobile market, Orange segments its offers into four main ranges covering all customers, from those looking for just the essentials in terms of communications or Internet connectivity to those wanting the best smartphones and who have very intense connectivity uses in France and internationally. In October 2020, Orange launched its first range of 5G-compatible plans.

Orange is present in all market segments, including the entry-level market, where it offers several types of mobile plans at affordable rates under the Sosh brand, only available online, with no commitment and no handset. At the end of December 2020, Sosh had 4.2 million mobile customers.

Since 2015, all offers marketed by Orange have been 4G offers, including so-called entry-level offers, and some have been 5G-compatible since 2020. Orange is continuing its family-focused strategy with the development of multi-line plans through its flagship Open offer. Open mobile offers are available in the same ranges as conventional mobile offers and include the same levels of service.

Segmenting offers on the B2C and Pro-SME markets allows Orange to continue to grow its subscriber base while the decline in prepaid offers continues. At the same time, the MVNO customer base hosted on the Orange network is contracting. See Section 3.1.3.1.6 Additional information - France.

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Fixed telephony and Internet

In the B2C broadband Internet market, Orange segments its offers into two main categories: Livebox, aimed at customers looking for Internet and TV essentials, and Livebox Up, which meets the needs of those wanting the best speeds and a premium TV experience. In terms of equipment, in October 2019 Orange launched a new Livebox 5, designed to have a lower carbon footprint and vastly improved speeds to meet customers’ growing needs, and to incorporate the fact that many households share bandwidth.

Sosh has also been present on the broadband Internet market since 2018, with affordable offers, available exclusively online and with no commitment.

The Orange and Sosh broadband Internet access offers are marketed using FTTH technology in eligible areas, or ADSL otherwise. Orange is the leader in terms of the number of FTTH accesses sold, with a customer base of more than 4.5 million subscribers at the end of 2020.

With the steady growth in full unbundling, as well as the wholesale of contracts and naked ADSL access to third-party Internet service providers, the decline in revenue generated by the conventional telephony service business continues. When it unveiled its new strategic plan, Orange announced the imminent start of an initial experimental phase of copper decommissioning, with full implementation planned between 2023 and 2030.

Up until November 27, 2020 Orange has been the operator responsible for the provision of universal services including connection to a fixed network and telephone service. See Section 1.7.1.2.4 Regulation of fixed telephony, broadband and very high-speed broadband Internet.

Orange also pursues advertising network activities through its websites, which have nearly 28 million unique visitors each month (source: Médiamétrie/NetRatings - Audience Internet Global, October 2020).

Against a backdrop of intense competition, Orange also continues to innovate, notably with the enhancement of its "Maison Connectée" home automation offering.

Wholesale

Orange also offers services to carriers, an activity that includes the interconnection of competing operators, as well as unbundling and wholesale services (ADSL and fiber optic), regulated by Arcep, and construction and marketing services for very high-speed fiber optic networks.

For unbundling, Arcep has slightly increased regulated prices for the 2021-2023 period compared with their 2020 level (see Section 1.7.1.2.3 Regulation of fixed telephony, broadband and very high-speed broadband Internet - Rate framework for access to the copper local loop). Revenues from services to carriers for access to the copper network are nevertheless in structural decline.

Access to the Orange fiber network is marketed to operators in two ways: line leasing or co-financing. Co-financing requires a basic investment for third-party operators, plus recurring maintenance fees. Revenues from line co-financing increased significantly in 2020. The increase reflects a fundamental trend among Orange’s competitors, which are increasingly opting to convert their fiber line leases into co-financing by creating special-purpose financing vehicles. At the end of 2020, all third-party operators had co-financed the equivalent of their fiber market share in the private sector. However, the cumulative amount of fiber network co-financing received by Orange since 2009 represents less than half of the fixed broadband market share of those operators, as estimated by Orange, which means that it also represents less than half of total long-term co-financing potential. The timing of co-financing payments due is highly dependent on the purchasing strategies of third-party operators in connection with the development of fiber and the investment policies of financing vehicles. Orange expects this revenue to be spread mainly over the period from 2020 to 2025.

Lastly, since 2011, Orange has been providing Free Mobile with a nationwide roaming service on its 2G and 3G networks. That service was extended until the end of 2022 by an addendum signed in February 2020. See Section 1.7.1.2.2 Regulation of mobile telephony - Infrastructure sharing.

Distribution

In 2020, the health crisis profoundly disrupted the sales channel mix.

Orange is pressing ahead with its digital development strategy, with a fully digital customer experience in Orange online stores (available on Orange.fr) and Sosh (via Sosh.fr), with Sosh offers only available on the digital channel. In 2020, a third of sales were digital, an increase of 21% compared with 2019. Orange’s My Orange mobile contract management app continued to attract visitors, with 5.6 million unique visitors in 2020.

The dedicated customer call centers, based on the type of services marketed, accounted for 21.2% of sales (+1%).

The network of retail stores spread across France continues to roll out the Smart Store concept. At the end of 2020, it consisted of 361 stores owned by Orange (including 17 Megastores and 312 Smart Stores) and 196 Générale de Telephone stores (including 160 Smart Stores) and accounted for 40.4% of sales (down 30% due to the health crisis).

Lastly, the other channels, which include direct marketing, door-to-door and the multi-operator network, accounted for 5.7% of sales (+37%).

The network

Orange’s commercial leadership is built partly on its leadership in fixed and mobile networks.

On the fixed network, Orange continued to ramp up its rollout of very high-speed broadband on its own and third-party networks in 2020. In the space of a year, Orange made 6.6 million households connectable to FTTH (up from 4.5 million in 2019), a new record in France. 63% of fiber optic installations were rolled out by Orange in 2020 (source: Arcep, Q3 2020). At end-2020, Orange had 22.9 million households connectable to FTTH.

Actions continued to improve the fixed network speed with a view to significantly improving the Internet experience of households and professional customers in rural areas, with fiber rolled out in town centers (subscriber connection node opticalization, fiber to sub-distribution frames), and participation in FTTH Public Initiative Networks (PIN) of local and regional authorities. Orange has enjoyed considerable success regarding its expertise in PIN deployment.

In addition, 2020 saw Orange continue to work on its subsidiary Orange Concessions, which will eventually combine over 4.5 million FTTH connections from PINs entrusted to Orange, combining its industrial power with that of leading financial partners. In January 2021, the Group announced that it had signed an agreement with long-term investors (see Section 1.3 Significant events).

For the mobile network, the rollout of 4G continued, with an unchanged coverage rate of 99% of the French population, still the best 4G rate in the country (source: Orange estimates). By the end of 2020, Orange had installed 25,029 4G sites in France [10] (source: Observatoire ANFr, January 7, 2021).

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For the tenth consecutive year, Orange’s mobile network was ranked number one by Arcep in 2020 (see Section 1.3 Significant events).

This deployment involves the continued extension of coverage in tourist areas, stadiums, trains (LGV and TER), subways and on the motorway network. The health crisis resulted in production delays during the first period of lockdown, but the massive resumption of work in the second half made it possible to clear most of the backlog.

In 2020, Orange continued its work with a view to creating a French TowerCo to manage the directly-owned portfolio of towers in its mobile network (see Section 1.3 Significant events - Optimization, development and valorization of infrastructure).

As regards 5G, the allocation of the blocks of spectrum in the 3.4 GHz-3.8 GHz band was delayed due to the health crisis, and the results of the auctions enabled Orange to acquire the largest share of the blocks available for a total of 854 million euros in October 2020. The rollout of 5G has begun, with more than 160 municipalities covered by the end of 2020. See Section 1.3 Significant events.

As regards the cluster, transmission, and transport network, Orange carried on with (i) the simplification of fixed broadband access engineering (vDSL and FTTH) to accommodate the high growth in traffic, and (ii) works aimed at the transition from conventional telephony services to IP telephony.

1.4.2    Europe

Outside France, the Group operates in seven countries in Europe, where it is implementing its convergence strategy through the rollout of very high-speed fixed and mobile broadband, and the launch of new offers. After launching its Love convergence offers in all countries in the Europe business segment in 2018, Orange is now developing its convergence strategy in each country, based on the local context and the strengths of each of its subsidiaries:

−    in Spain, where the Group is number two in the fixed and mobile markets, and operates a multi-brand strategy;

−    in Poland, where the Group is the incumbent operator, leader in fixed and number two in mobile;

−    in Belgium and Luxembourg, where the Group launched its convergence offers via partnerships; and

−    in other Central European countries (Romania, Slovakia and Moldova), where the Group, leader in the mobile segment, is also a convergent player via the rollout of fiber optic, the use of 4G for the development of fixed telephony via LTE, and its partnerships.

In 2020, the Europe segment represented 24.8% of the Group’s consolidated revenue.

Spain

The Group has been present in Spain since the deregulation of the telecom market in 1998. Initially operating in the fixed telephony market, it acquired mobile telephony operator Amena in 2005 before adopting the Orange brand in 2006. The acquisition of fixed telephony operator Jazztel in 2015 enabled Orange to consolidate its position in terms of convergence thanks to Jazztel’s fiber coverage. The Group has also strengthened its presence in the low-cost market with the acquisitions of MVNO Simyo in 2012 and República Móvil in 2018, thereby consolidating a multi-brand strategy designed to cover all market segments. In 2020, the Group generated 11.6% of its consolidated revenue in Spain.

The market

Since the consolidation dating back to 2014, four operators have dominated the telecom market: Telefónica, the incumbent, which acquired D+ in 2014 and operates under the Movistar brand; Orange; Vodafone, which acquired ONO in 2014; and MásMóvil Ibercom, initially an MVNO, which acquired Yoigo in 2016 and then signed a commercial agreement for access to Orange’s fixed and mobile networks.

In addition to competing in the B2B and B2C segments through their main brands, these four operators also compete via other brands in the low-cost market: Orange with Jazztel, Amena, Simyo and República Móvil; Telefónica with Tuenti and O2; Vodafone with Lowi; and MásMóvil with Pepephone.

Together, the four convergent operators hold more than 90% of the market, with Telefónica ranked first, followed by Orange (whose market share in the third quarter of 2020 was 24.6% for broadband Internet and 24% for mobile), then Vodafone (source: CNMC).

The Spanish market was down in 2020, impacted by the health crisis and a very competitive environment, with a shift towards low-cost offers driving growth in this market segment and prompting a proliferation of new brands.

Orange’s activities in Spain

In the Spanish B2C market, Orange is pursuing a multi-brand and multi-service strategy aimed at offering quality services at the best price, including for entry-level offers. In 2020, Orange fine-tuned its offers to meet growing demand for data and services, and developed a multi-service approach to differentiate itself from its competitors and create value. Within this strategy, 2020 saw Orange:

−    enrich its TV offering with the broadcasting of football matches and other additional content, including exclusive content, via premium packages, and a constant improvement of functionalities, resulting in an increase in TV usage. The Orange TV offer continued to grow, reaching a penetration rate of 18%;

−    position its brands at the right price for the most price-sensitive customers. In a competitive environment such as the Spanish market, where the low-cost segment is growing rapidly, all Orange brands, including República Móvil and Simyo, already offer fiber-only and convergent offers;

−    continue work to improve its operational efficiency, through simplification and digitization, in order to improve the customer experience;

−    join the insurance market through the launch of Orange Seguros, in partnership with Zurich, which will initially offer products to Orange customers, freelancers and SMEs, ahead of the planned launch in the coming months of a range of products and services for the residential and business markets.

In the B2B market, Orange focused on the launch of a unified portfolio of simple price-oriented offers as well as 5G offers for the small and medium-sized business segment, including value-added services to meet their digitization needs (vpbx, office365, antivirus, etc.). Orange has also continued to demonstrate its commitment to the digitization of public administrations and large companies by helping them improve their processes through technology and by creating innovative business models that enrich their offering to the public at large and customers. Orange also provides data analysis services on travel flows and supports the society with Big Data projects, thereby promoting the development of new applications for the digital society.

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In line with the Group’s strategy, in 2020, Orange Spain was the first operator to launch a subsidized offer known as Tarifa Social de Orange, the first rate for convergent offers adapted to the needs and financial capacity of low-income households in Spain.

The network

In 2020, Orange continued to roll out its FTTH network, adding nearly 0.6 million connectable households by the end of the year. At the end of 2020, Orange was able to offer an FTTH connection to nearly 15 million Spanish households.

New agreements and the improvement of existing agreements have given Orange one of the market’s most efficient and profitable networks thanks to the optimization of its infrastructure, and prepared it for the launch of 5G. By the end of 2020, the company had rolled out 5G in 121 cities, thanks to the combination of non-standalone (NSA) 3.5GHz and dynamic spectrum sharing (DSS) technologies.

Poland

The Group has been present in Poland since 2000, when it acquired an interest in the incumbent operator, Telekomunikacja Polska (renamed Orange Polska). In 2006, Orange became the single brand for mobile activities, in accordance with the Group’s brand policy. In 2012, it also became the single brand for all fixed telephony services offered by the Group in Poland. Orange owns 50.67% of the shares of Orange Polska, which is listed on the Warsaw Stock Exchange. In 2020, the Group generated 6.0% of its consolidated revenue in Poland.

Poland has four main mobile operators: Orange, T-Mobile (owned by Deutsche Telekom), Polkomtel (operating under the Plus brand, owned by the Cyfrowy Polsat group) and P4 (operating under the Play brand). In the second half of 2020, Iliad acquired 96.7% of the shares of Play via a public tender offer. At the end of 2020, these four mobile telephony operators accounted for 98% of the total number of SIM cards in Poland, and Orange was the leading operator with market share of 28.4% at end-December 2020. [11].

In the broadband Internet market, Orange ranks first, with market share of 28.3% in the fourth quarter of 2020. [12] Its principal competition comes from cable TV operators (mainly UPC Polska and Vectra), as well as from Netia (part of the Cyfrowy Polsat group), a conventional telecommunication operator.

The Polish telecommunication market remains fragmented, despite recent consolidation. The Cyfrowy Polsat group acquired Netia in 2018. In 2020, Vectra acquired Multimedia Polska, creating the country’s leader in the cable market, and Play completed the acquisition of Virgin Mobile, Poland’s biggest MVNO.

The major development in the competitive landscape in 2020 was the arrival of Iliad in the Polish market. Iliad has expressed the aim of transforming Play into a convergent operator by bringing it into the broadband Internet and convergence market. This confirms the trend observed among a growing number of operators that have opted to adopt a convergent offer strategy in the B2C market. While these developments underscore the merits of Orange’s convergent strategy in Poland, they are likely to boost competition.

The Covid-19 pandemic in 2020 highlighted the importance of telecommunication services. Demand for telecommunication services, particularly broadband Internet, has been relatively strong, while voice and data connectivity has become even more essential for consumers and businesses. As the 5G auction was delayed, all operators have launched 5G on their existing spectrum using dynamic spectrum sharing (DSS) technology; all of them except Plus have included 5G in their premium offers.

Orange’s activities in Poland

In 2020, Orange Poland finalized the implementation of its Orange.one plan, which was in its final year and was central to its strategic vision as a convergent operator.

Convergence has enabled Orange to differentiate itself from its competitors and gain a larger share of households’ media and telecommunication budgets. It is also an effective retention tool. In 2020, Orange continued to focus its efforts on its Love convergent offer. Love is a package that includes both fixed and mobile services in its basic formula at an affordable price, and can be extended for higher fixed broadband speed, additional SIM cards, additional TV content and other value-added services.

The number of convergent customers continued to grow in 2020, reaching 1.48 million and now accounting for 65% of the total number of residential broadband customers. This growth was supported by strong sales for the fiber offer, with fiber customers now accounting for 27% of the base, an increase of 7 points compared with 2019. This good performance was driven by strong demand for fixed broadband, as well as the continued rollout of the FTTH network, particularly in small and medium-sized towns and cities, where competition from cable operators is more muted.

In the B2B market, after the acquisition of BlueSoft in 2019, at the end of 2020 Orange Polska acquired Craftware, Poland’s leader in the integration of SalesForce CRM solutions. The deal rounds out Orange Polska’s know-how in ICT, enabling it to offer its customers end-to-end solutions. As part of its value strategy, Orange has also introduced new price plans that include various value-added services.

The number of fixed voice lines continued to decline in 2020, with a net loss of voice customers (conventional PSTN or VoIP) due to structural demographic factors, as well as the growing appeal of mobile telephony services offering unlimited calls across all networks.

The network

In 2020, Orange Polska continued to roll out its FTTH network, and by the end of the year had reached its Orange.one plan target of 5 million connectable homes. As part of its strategy of sharing future fiber network rollouts with partners via FiberCos, the Group plans to create a dedicated structure in Poland that should be operational in 2021 (see Section 1.2.2 The Orange group strategy).

With regard to the 4G network, Orange is responding to strong growth in traffic by increasing the spectrum allocated to 4G (to the detriment of that allocated to 2G and 3G) and the number of sites allowing the grouping of spectrum. At end-2020, Orange’s 4G network covered 99.9% of the population. [13]

Belgium & Luxembourg

In Belgium and Luxembourg, Orange operates via Orange Belgium and its subsidiary Orange Communications Luxembourg. Orange Belgium is listed on the Brussels Stock Exchange. The Orange group holds 52.9% of the capital. In December 2020, Orange SA announced that it was planning to launch a conditional voluntary public tender offer for all the shares of Orange Belgium that it does not yet hold (see Section 1.3 Significant events).

A long-standing player in the mobile segment in Belgium, Orange launched convergent offers across the entire country based on the regulation of wholesale access to cable in 2016. In 2020, Orange Belgium generated 3.0% of the Group’s consolidated revenue.

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Belgium

In 2020, the telecommunication industry was marked by the Covid-19 health crisis, with the government implementing measures to stem the spread of the pandemic, including lockdown restrictions, store closures, telework and other measures throughout the year. The slowdown in commercial activity during lockdown was followed by a period of intense competition through promotions, innovative multi-card packages, attractive subsidies and the launch of new fixed and convergent offers.

Like the other Group subsidiaries, Orange Belgium announced several initiatives in response to the Covid-19 pandemic (see Section 1.3 Significant events).

In the mobile market, Orange has two main competitors, namely Proximus (the incumbent, 53.5% owned by the Belgian State) and Telenet (57.9% owned by the Liberty Global Group), which acquired Base in 2016. With market share of 29.5% in the third quarter of 2020, Orange ranks second behind Proximus. [14]

The competitive structure of the fixed telephony market remained relatively stable in 2020, with the predominance of incumbent operator Proximus and regional cable operators Telenet and VOO. New wholesale rates came into effect on July 1, 2020. Fiber also became a major issue in 2020, with Telenet and Proximus both announcing agreements with third parties to roll it out in Belgium.

In 2020, Orange Belgium continued to offer more value to its customers by bringing new offers to the market. As such, the company:

−    launched its new "GO" mobile portfolio in March, the first family offering in Belgium. Multi-card discounts were also launched to increase the appeal of the convergent Love plan;

−    increased the speed of its "Boost" fixed Internet option from 200Mbps to 400Mbps;

−    reviewed and improved its offers to business customers, with a download speed of 400Mbps, a doubling of data allowances and TV;

−    launched an option giving all customers access to Belgian football channels at a competitive price;

−    launched an Internet only offer;

−    continued to improve the customer experience at home, with the launch of WiFi Mesh and its portfolio of Smart Home services.

Orange Belgium also continued its preparations for the implementation of its mobile access sharing agreement with Proximus, announced in 2019. On April 1, 2020, the employees of Proximus and Orange Belgium impacted by the agreement were transferred to MWingz, the 50:50 joint venture.

During the third quarter of 2020, Orange Belgium announced that it had selected Nokia for its future mobile network, following a tender process based on technological, operational and financial criteria. Orange Belgium aims to replace its entire existing 2G/3G/4G radio network by 2023. Orange Belgium is also set to start rolling out 5G, depending on the availability of spectrum and restrictions on electromagnetic fields, in order to offer the best possible connectivity.

Less than a year after the announcement of its Industry 4.0 campus in the port of Antwerp, Orange Belgium and its industrial partners unveiled the practical consequences of this co-innovation on Orange Belgium’s unique 5G network. These new practical applications, tailor-made for businesses, demonstrate the power of Orange Belgium’s 5G network and the array of possibilities it creates for the Belgian economy.

In 2020, Orange Belgium also made commitments on the environment. Several initiatives were announced, such as the launch of Half ID SIM cards and SIM cards made from 100% recycled plastic, and the expansion of the mobile return program, which promotes responsible smartphones and the sale of refurbished mobiles.

Luxembourg

Orange started its operations in Luxembourg in 2007 via the acquisition of Voxmobile. The company adopted the Orange brand in 2009.

In the mobile segment, Orange Communications Luxembourg, with market share of approximately 15%, ranks third behind incumbent operator Post Luxembourg, the market leader, and Proximus Luxembourg, a subsidiary of Belgian operator Proximus, with its Tango brand (source: ILR, June 2020). Post Luxembourg also has the largest market share in the fixed and Internet market.

In 2020, Orange continued to adapt its portfolio in line with its positioning as a challenger, with the launch of the new Feel, Like and Love Essential Duo offers. Orange was also the first operator in Luxembourg to launch an eSIM card in Luxembourg.

In 2020, Orange Luxembourg successfully acquired two sets of 10 MHz in the 700 MHz band, and 110 MHz in the 3.5 GHz band. The company launched its 5G network in November, and 5G offers without raising prices.

Central Europe

Romania

Orange Romania was founded in 1997 and adopted the Orange brand in 2002. A long-standing player in the mobile segment, Orange launched its satellite TV offers in 2013, then its fiber offer in 2016, following a wholesale agreement with Telekom. In 2020, the Group generated 2.5% of its consolidated revenue in Romania.

The Romanian telecommunication market is dominated by four operators: Orange, Vodafone, Telekom (the incumbent in fixed telephony, which also operates in the mobile segment, co-owned by the Romanian government and OTE, itself jointly controlled by Deutsche Telekom and the Greek government) and RCS & RDS (operating under the Digi brand, owned by Digi Communications).

In the mobile market, Orange’s market share was estimated at 38% at the end of the first half of 2020, compared with 39% in 2019. Orange maintained its leading position, followed by Vodafone, Telekom and Digi (Source: ANCOM, H1 2020).

Following the launch of its fixed offers and its proprietary fiber network, Orange’s fixed market share continued to firm in 2020, in a market dominated by Digi, followed by Telekom, the incumbent, and Vodafone.

In November 2020, Orange announced the signing of an agreement for the takeover of Telekom. The deal will enable the Group to accelerate its strategy as a convergent operator in Romania (see Section 1.3 Significant events).

Orange’s activities in Romania

Against the backdrop of the Covid-19 pandemic, 2020 was another pivotal year for Orange Romania, which is in the process of transitioning from an exclusively mobile operator model to that of an integrated, multi-service operator focusing on its core priorities while transforming itself.

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In 2020, Orange launched a new portfolio of plans as part of the commercial transformation of its core mobile business, introducing unlimited voice offers. The company continued to integrate more data into its offers, enabling the rapid adoption of smartphones and significant growth in traffic and revenue from data services, thereby reinforcing its leadership in 4G.

While facing the challenges related to the Covid-19 pandemic, Orange continued to ramp up its 4G operations, the most extensive in Romania, with population coverage now reaching 98.27% nationwide and 100% in urban areas (source: ANCOM). In 2020, Orange Romania was once again confirmed as a leader in connectivity following tests carried out by Ookla, Systemics PAB (DSBO test) and LCC. Romania was the first of the Group’s host countries to see 5G come to market, and Orange Romania continued to roll out its 5G network, which was available in six cities (15 localities) at the end of 2020 and boasted coverage of 100% in Bucharest.

Orange Romania also continued to adapt its strategy to a constantly shifting environment by stepping up the pace of the digital transformation of its sales channels, developing its e-shop to enable online transactions, and launching Yoxo, the Romanian market’s first all-digital brand.

In the public sector, Orange won two tenders for education services, including the supply of 140 thousand tablets, to support the transition to online education.

Orange Money extended its offer by launching a currency exchange and transfer platform and enabling online registration to facilitate digitization. Moreover, as part of its multi-service strategy, Orange Romania’s ICT services continued to deliver growth, driven by its Cloud and cybersecurity solutions.

Slovakia

Orange Slovensko started operating in 1996 and adopted the Orange brand in 2002. A long-standing player in the mobile segment, Orange reinforced its position in convergent offers thanks to the rollout of its own fiber program and the launch of fixed solutions via LTE in 2017. In 2020, the Group generated 1.3% of its consolidated revenue in Slovakia.

Slovakia’s fixed broadband market is dominated by the incumbent operator Slovak Telekom (owned by the Deutsche Telekom group), whose infrastructure covers the entire country. Orange ranks second, with market share of 15.6%. [15] Nevertheless, the rollout of its proprietary fiber optic network and regulated access to Slovak Telekom’s fixed network allow Orange to provide fixed broadband services to a large number of potential customers.

In the mobile market, Orange is competing with three other operators: O2 (owned by Czech group PPF), Slovak Telekom (owned by Deutsche Telekom) and Swan (national operator). 4ka began offering mobile services in October 2015, but to date has remained a marginal player. Its services are available in all post offices and focus chiefly on the market’s entry level. With market share of 33.2%, Orange remains the market leader. [16] Slovak Telecom ranks second, closely followed by O2.

Orange’s activities in Slovakia

In 2020, Orange continued to implement its strategy of strengthening its position in the convergence market, backed up by its substantial market share in mobile telephony combined with growing market share in fixed telephony and TV.

Orange markets a number of innovative offers, particularly its Love convergent offer. At the same time, it has radically simplified its mobile plan portfolios while bringing innovations to the fixed-line market, such as the Internet Backup service, which enables customers to stay connected even if their fixed-line access is down. Orange has also launched a new offer for students, Go Yoxo, which allows unused data to be traded on the Yoxo Market.

Orange continued to extend its 4G network in 2020. It now covers 99% of the Slovak population, and has also extended its FTTH network, which covered 556,000 connectable households at the end of 2020. In December 2020, OSK and Slovak Telekom signed an agreement for a new optical network sharing model based on GPON technology. Orange can now provide fiber optic services even in localities where it does not have a proprietary network. After a recent upgrade, Orange’s mobile network was recognized as the best in Slovakia, according to the certification issued by Polish company Systemics PAB.

Moldova

Orange Moldova started operating in 1998 and adopted the Orange brand in 2007. A long-standing player in the mobile segment, Orange launched its fixed and convergent telephony offers in 2017, following the 2016 acquisition of SUN Communications, Moldova’s main cable operator. In 2020, the Group generated 0.3% of its consolidated revenue in Moldova.

Moldova’s main telecommunication operators are Orange, Moldcell (only available in the mobile segment, part of a Nepal-based conglomerate since 2020) and Moldtelecom. Moldtelecom is the incumbent; its infrastructure provides both fixed and mobile services. It is the leader in the Internet and fixed telephony, and also operates under the Unite brand in mobile. In 2020, with market share of 55.5%, Orange maintained its number one position in the mobile telephony market, followed by Moldcell and Unite (source: Ancreti, Q3 2020).

Orange’s activities in Moldova

2020 was marked by the Covid-19 pandemic. While maintaining its leadership in the mobile market, Orange Moldova continued to implement its convergence strategy by rapidly rolling out fiber to homes in major towns and cities, and improved its positioning with the addition of HD channels to its TV offer, as well as Moldova’s first 4K channel. Orange Moldova also focused on the B2C segment with the launch of a convergent offer for businesses (Love Business), the business TV service, and services such as Virtual PBX, Business Internet Security and new Microsoft 365 subscriptions.

As part of its digitization strategy, Orange Moldova has successfully increased its online sales activities through the launch of a new e-shop and a chatbot, plus the increasingly popular MyOrange app.

Orange Moldova also continued to invest in the country’s infrastructure. The company operates the most extensive and fastest 2G/3G/4G network, with 4G population coverage of 99%. For the eighth consecutive year, Orange Moldova’s network was rated "Best Moldovan mobile network in the test" by Polish company Systemics PAB.

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1.4.3    Africa and Middle East

The Orange group is present in 18 countries in Africa and the Middle East, including 16 where it has controlling interests and two (Tunisia and Mauritius) where it has minority interests. Part of the activities of the business segment are structured into sub-groups (Sonatel and Côte d’Ivoire). In Africa and the Middle East, Orange primarily operates in mobile markets, with the exception of countries where the Group is the incumbent operator (Senegal, Côte d’Ivoire, Jordan and Mauritius) and Morocco, where it also provides fixed telephony and Internet services. These markets are mainly prepaid markets, largely driven by the accelerated development of voice and data usage.

Orange is pursuing a 4G rollout strategy in Africa and the Middle East, and is investing in all countries to upgrade and extend their access networks. The Group has also seen rapid development in mobile financial services. Orange Money has increased its reach, and at December 31, 2020 had 49 million customers, including 22 million active customers who use the service each month.

Countries in the Africa and Middle East business segment are generally tightening regulations covering service quality and environmental standards, while the tax burden is rising.

In 2020, Africa and the Middle East accounted for 13.4% of the Group’s consolidated revenue.

As part of its Engage 2025 strategic plan, Orange aims to become the benchmark digital operator in Africa and the Middle East (see Section 1.2.2 The Orange group strategy).

1.4.3.1    Sonatel sub-group

The Sonatel sub-group operates under the Orange brand in five countries. With operations in Senegal dating back to 1997, it began its international development in Mali in 2002. It generates 72% of its revenue in those two countries. The Sonatel sub-group also operates in Guinea, Guinea-Bissau (operations launched in 2007) and Sierra Leone, where it acquired Airtel Sierra Leone in 2016. In 2020, it generated 4.2% of the Group’s revenue.

With mobile market share of 55.6% in Senegal, 58.7% in Guinea, 55.3% in Mali, 48.0% in Guinea-Bissau and 52.2% in Sierra Leone (source: Orange estimates), the Sonatel sub-group is leader in Senegal, Mali, Guinea and Sierra Leone, and ranks second in Guinea-Bissau.

Depending on the country, it has two or three competitors: Free (whose brand was launched on October 1, 2019 to replace Tigo) and Expresso (Sudatel group) in Senegal; Sotelma/Malitel (Maroc Telecom group) and Alpha Telecom (Planor-Monaco Telecom International consortium) in Mali; MTN and Cellcom in Guinea; MTN in Guinea-Bissau; Sierratel (the incumbent operator), Africell and QCell in Sierra Leone.

The Sonatel sub-group is continuing the development of very high-speed fixed and mobile broadband based on 4G/4G+, FDD/TDD and fiber.

Orange Money enjoyed good momentum in 2020, marked by growth in the active base and the development of uses. Data services also achieved double-digit growth in all countries.

Sonatel demonstrated resilience by improving its results compared with 2019, despite the global health crisis, political instability in certain geographies, the tightening of regulatory measures and increasingly aggressive competition.

The Sonatel group implements a Corporate Social Responsibility policy in line with the Orange group strategy and the guidelines on sustainable development defined with stakeholders in each host country. Numerous initiatives were taken in the fight against Covid-19 in all host countries. The need for more people to have access to dematerialized means of payment prompted several measures to provide free financial services, reduce prices and ease subscription conditions.

1.4.3.2    Côte d’Ivoire sub-group

The Côte d’Ivoire sub-group operates under the Orange brand in three countries. The activity covers Côte d’Ivoire, where the Group has operated since 1996 and which accounts for 68% of its revenue, and Burkina Faso and Liberia, where it acquired Cellcom Liberia and Airtel Burkina Faso in 2016. That represents an area with a population of more than 50 million. In 2020, it generated 3% of the Group’s revenue.

The markets in which the Côte d’Ivoire sub-group operates experienced contrasting trends in 2020, against the backdrop of the health crisis, the continued deterioration of the security situation in Burkina Faso and elections in all three countries during the final quarter of the year.

The Côte d’Ivoire sub-group is the leader in Côte d’Ivoire and Burkina Faso, with mobile market share of 40.1% (source: Artci, Q3 2020) and 43.9% (source: Arcep BF, Q3 2020) respectively. In Liberia, where its market share now stands at 48.2% (source: GSMA, Q4 2020), it ranks second behind MTN. In Côte d’Ivoire, the sub-group is also the leader in the mobile financial services market.

The three entities face the following main competitors in their respective geographies: MTN and Moov in Côte d’Ivoire; Onatel and Telecel in Burkina Faso; and MTN in Liberia.

The sub-group’s activity was characterized by strong resilience in 2020, against the backdrop of health, economic and political climates that largely impacted revenues from mobile financial and B2B services. In Liberia, the authorities increased the tax burden in the final quarter of 2020.

The Côte d’Ivoire sub-group continued the development of FTTH, tripling the size of its customer base to more than 60,000 active customers at the end of 2020 (out of approximately 215,000 available connections). It also strengthened its international connectivity through the Djoliba network, West Africa’s leading pan-African fiber optic network, launched in November 2020 (see Section 1.3 Significant events).

1.4.3.3    Countries in North Africa and the Middle East

Egypt

The Orange group entered the Egyptian telecom market in 1998 through a partnership with Orascom and Motorola in the operator Mobinil. It gradually increased its stake following the withdrawal of Motorola in 2000 and Orascom in 2015. Since 2016, all services have been marketed under the Orange brand. In 2018, Orange Egypt was delisted from the Egyptian Exchange. In 2020, the Group generated 2.1% of its consolidated revenue in Egypt.

Since the end of 2017, market momentum by value has been driven by the launch of 4G services by all operators and customers’ great appetite for mobile Internet services. At the same time, Telecom Egypt, the incumbent, previously operating only in the fixed market, launched a new mobile operator under the WE brand as part of a roaming agreement with Etisalat. The markets also saw a considerable slowdown following the introduction of a tax on each new sale.

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With mobile market share of 28.4% (source: GSMA, Q4 2020), Orange is still the country’s second-largest retail operator, behind Vodafone but ahead of Etisalat.

Among significant events in 2020, Orange notably:

−    strengthened its commercial operations through its #012 promotional platform, co-marketing initiatives and the signing of several content distribution agreements with major players in the market;

−    continued to expand its network across the country, maintaining its leading position in terms of quality of service in mobile Internet;

−    expanded its transformation plan aimed at increasing its profitability.

Morocco

The Orange group entered the Moroccan telecom market in 2010 through a partnership with Médi Telecom. The company, which was operating under the Méditel brand, became a consolidated subsidiary of the Group in July 2015 after Orange increased its interest to 49% of the capital. Since the end of 2016, all services have been marketed under the Orange brand. In 2020, the Group generated 1.4% of its consolidated revenue in Morocco.

With 33.9% of the mobile market (source: preliminary data ANRT, Q3 2020), Orange is the country’s second-largest mobile operator (behind the incumbent, Maroc Telecom, but ahead of Inwi).

In a Moroccan market heavily impacted by the Covid crisis, Orange maintained its commercial momentum in 2020 by accelerating the digitization of its offers and launching Orange Money. At the same time, prepaid mobile revenues continued their gradual decline in favor of monthly billing offers. Unlimited Internet plans are enjoying strong growth, with successful fiber optic and 4G (LTE-TDD box) offers.

Jordan

The Orange group entered the Jordanian telecom market in 2000 through a partnership with the incumbent operator Jordan Telecom. The company became a consolidated subsidiary of the Group in 2006 after Orange increased its interest to 51% of the capital. Since the end of 2007, all services have been marketed under the Orange brand. In 2020, the Group generated 0.9% of its consolidated revenue in Jordan.

With mobile market share of 27% at the end of 2020 (source: GSMA, Q4 2020), Orange is the country’s third-largest mobile operator, behind Zain and Umniah.

Orange is also present in the fixed market through its ADSL Internet offers, together with FTTH, launched in 2016. Zain and Umniah are also competitors in this segment.

In 2020, Orange continued its large-scale rollout of fiber optic to all of the country’s major towns and cities.

Orange has also signed an agreement with the European Union to launch innovation projects in the country. It continued to develop initiatives in favor of the country’s digital transformation through its Coding Academy, whose first graduates have now completed their training with an excellent hiring rate after graduating.

Lastly, Orange supported the country in its fight against Covid-19 through multiple actions on the ground, as well as several charitable initiatives.

Tunisia

Orange Tunisie launched its activity in May 2010 after acquiring its license in July 2009. The Orange group is a partner, with 49% of the capital.

Orange’s mobile market share is 23.6% (source: INT, Q3 2020), placing it in third position behind Ooredoo, which maintains its leading position, and Tunisie Telecom.

In 2020, against the unfavorable backdrop of the Covid crisis, Orange Tunisia accelerated its digital transformation (chatbot) and extended its footprint by optimizing its network of distributors and franchisees.

In addition, the Fixbox (an unlimited Internet service launched in June 2019, based on 4G LTE-TDD technology) has been a great commercial success.

1.4.3.4    Countries of Central and Southern Africa

Democratic Republic of the Congo

The Orange group entered the Congolese telecom market in 2011 through the acquisition of Congo Chine Telecom. In 2016, Orange acquired the Congolese subsidiary of the Millicom group, which operated under the Tigo brand. In 2020, Orange RDC generated 0.6% of the Group’s consolidated revenue.

With a mobile voice traffic market share of 29.16%, Orange is the country’s second-largest mobile operator, behind Vodacom but ahead of Airtel and Africell (source: ARPTC, Q2 2020).

In 2020, despite the health crisis linked to Covid-19, Orange DRC showed relative resilience, with growth in revenues from data services and Orange Money.

Orange was the first operator to launch 4G, and in 2020 continued to roll out its mobile broadband network to DRC’s main towns and cities.

2020 was also marked by the intensification of regulatory and tax-related investigations by the various Congolese authorities.

Cameroon

The Orange group has been present in Cameroon since the liberalization of the telecom sector in 1999. All services, initially launched under the Mobilis brand, have been marketed under the Orange brand since 2002. In 2020, the Group generated 0.7% of its consolidated revenue in Cameroon.

With market share of 34.9% in 2020 (Source: GSMA, Q4 2020), Orange is the country’s second-largest mobile operator, behind MTN but ahead of Nexttel. In 2021, fixed-line operator Camtel will launch a mobile business.

While the Covid crisis severely impacted the Cameroonian economy in 2020, Orange maintained strong commercial activity thanks to the sustained development of Orange Money and the mobile data business, as well as good performance from outgoing voice. The regulatory and tax-related issues investigated by the various Cameroonian authorities once again marked the year.

Botswana

The Orange group has been present in Botswana since 1998 and since 2003 under the Orange brand. In 2020, the Group generated 0.2% of its consolidated revenue there.

In a saturated market with a penetration rate of 164%, Orange is the second-largest mobile operator, with market share of 33.7%, behind Mascom but ahead of Be Mobile (source: GSMA, Q4 2020).

The health crisis has severely impacted the economy in Botswana. However, Orange enjoyed good commercial momentum in 2020 thanks to the success of its abundance voice and data offers. Its strong growth is also attributable to significant investments in the network to improve quality of service.

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Madagascar

The Orange group has been present in Madagascar since 1998 and since 2003 under the Orange brand. In 2020, the Group generated 0.2% of its consolidated revenue there.

Orange is the country’s second-largest mobile operator, with market share of 25.2% (source: GSMA, Q4 2020), behind the incumbent Telma, but ahead of Airtel and Blueline, an MVNO.

In 2020, despite the health crisis linked to Covid-19, Orange Madagascar maintained revenue growth thanks to the development of mobile data services, which more than made up for the underperformance of voice services. Orange’s business in Madagascar was also marked in 2020 by the development of connectivity offers in the B2B market. Orange also strengthened its innovative positioning in Orange Money financial services by stepping up the development of its pico- and micro-credit solutions with the M-kajy offer.

Central African Republic

The Orange group entered the telecom market in the Central African Republic in 2007 as the fourth entrant. In 2020, the Group generated 0.1% of its consolidated revenue there.

With revenue growth of nearly 25%, Orange consolidated its leading position in the Central African Republic market in 2020, ahead of Telecel and Moov, with market share of 50.0% by value (source: Arcep RCA, Q2 2020). 2020 saw the demise of the fourth operator, Azur.

The strong growth in 2020 is attributable to continuous improvement in the quality of service and strong sales momentum. The development of B2B and Orange Money activities also accelerated in 2020.

Mauritius

The Orange group has been present in Mauritius since 2000 through a partnership with the incumbent operator, Mauritius Telecom, in which it holds 40% of the capital.

Mauritius Telecom is the leader in Internet and fixed telecom services in Mauritius, ahead of DCL, and in mobile services ahead of Emtel and MTML, with market share of 50.5% at end-2020 (source: GSMA).

The operator offers a comprehensive range of fixed and mobile data and voice services. It also offers convergence packages (voice, IP and TV) through its MyT service. The first operator to launch 4G and a mobile payment service in 2012, Mauritius Telecom launched its fiber optic network (FTTH) in 2013 and now covers almost all of the country’s households.

The main growth drivers for Mauritius Telecom lie in content, in particular with a strategy of investing in premium content, enabling Mauritius Telecom to strengthen its position as the market leader.

The company also offers international connectivity via fiber optic submarine cables.

1.4.4    Enterprise

The Enterprise business segment includes all services to key accounts, local authorities and companies with over 50 employees in France, as well as multinationals around the world. Operating under the Orange Business Services brand, Orange is one of the world leaders in supporting the digital transformation of businesses. As an infrastructure operator, technology integrator and value-added services provider, Orange Business Services has a complete portfolio of offers designed to assist its customers to carry out their digital transformation projects and implement their communication projects. Orange provides its customers with a high level of expertise in terms of protecting, collecting, transporting, storing, processing, analyzing and sharing their data and creating value. Under the Orange Cyberdefense brand, it also offers its customers enhanced data protection during all these stages.

Business services (connectivity and IT integration services) are one of the three growth drivers identified by the Group and are key to the new Group strategy, Engage 2025 (see Section 1.2.2 The Orange group strategy).

Moreover, in the face of increasingly sophisticated and global threats, cybersecurity has become a critical challenge for companies and institutions. It is a growth market that requires both critical mass to respond to the complexity of the attacks, and closer contact with customers. Orange is pursuing its development strategy with the aim of extending its international footprint and expertise in this field.

In 2020, the Enterprise sector generated 17.5% of the Group’s consolidated revenue.

The market

The unprecedented global health crisis resulting from the Covid-19 pandemic had a major impact on 2020. Political decisions and protective measures implemented in countries across the world had a major impact on economic activity. In business sectors across the board, companies and their employees had to adapt quickly and change the way they work, prompting a review of processes and IT infrastructure in a bid to rise to new challenges such as the widespread rollout of telework.

The year’s new challenges and the resulting changes in usage had a significant impact on the communications and IT services market for businesses. While the use of networks, the Cloud and collaborative tools increased significantly, companies’ economic circumstances encouraged them to prioritize and reduce their expenses, particularly through project postponements and cancellations in the field of IT. The business communication and IT services market totaled approximately 1,240 billion euros worldwide in 2020, down 4.3% in constant currency (source: Gartner, Q3 2020). The decline affected all services, both telecom services (-6.8%) and IT services (-3.2%), across all geographies.

The provision of telecommunication and IT services to companies is a highly competitive market. It is shared by many players, notably telecommunication operators, network integrators, managed IT service providers, and Internet or digital players. Given the large number of players, no reliable or pertinent information is available on market shares.

In the specific cybersecurity services market, Orange now ranks as a major player, with one of the deepest footprints in Europe. Orange Cyberdefense ranked fourth in the Europe, Middle East and Africa region in 2020, and twelfth worldwide (source: Teknowlogy Group study, December 2020).

Orange Business Services activities

Orange offers a wide range of products and services, including those that are packaged or tailor-made and using different methods such as integrated, managed or Cloud, aimed at guiding businesses in their digital transformation, and structured around their main challenges (connectivity, mobility, streamlining of processes, smoothness of exchanges with customers and support for their projects).

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Orange has structured its portfolio of offers around four main types of products and services:

−    fixed telephony (conventional and IP) and audio conference services;

−    mobile telephony offers;

−    network offers, including certain service guarantee levels (mobile and fixed connectivity, data transfer, hybrid networks, fixed and mobile convergence offers);

−    IT and integration service offers, including Cloud solutions, digital & data solutions, cyberdefense solutions, intelligent mobility solutions, unified communication and collaboration services, and customer services and consulting:

-     Cloud solutions include virtualization and the development of "aaS" (as a Service) solutions and business models that business customers are embracing. Orange is particularly well placed in terms of the multi-cloud solutions that its customers are increasingly demanding and for which it can share its experience in the construction, management and orchestration of large-scale complex structures,

-     Digital & data solutions, including the Business & Decision subsidiary, enable the design of digital solutions for customers in the fields of Big Data, data analytics and artificial intelligence, in addition to the integration and supply of systems, business applications and application programming interface (API). Through its Enovacom subsidiary, Orange also offers healthcare players tailored solutions to meet the challenges of digital transformation,

-     Cyberdefense solutions covering infrastructure and users, in managed and integrated or Cloud mode (safe work environments and infrastructure, cyberdefense, management and governance), supervised from a security operations center (see Section 4.1.1.2 Business opportunity: Orange Cyberdefense),

-     Smart mobility solutions are based not only on mobile technologies, but also on the IoT (Internet of Things),

-     Unified communication and collaboration services include interoperability between telephony, messaging and video conference solutions, in triple or quadruple play,

-     Lastly, advice and services to customers include needs analysis, solution architecture, support from rollout to implementation, user training and administration of services and solutions in a range of areas: transition to all-IP, adopting Machine to Machine and the Internet of Things, supervising and managing quality of service, switching to Cloud infrastructure solutions, and the digital transformation of companies.

These offers are also used to develop cross-sector business solutions (finance, transport, energy, government and public sector, geolocation and fleet management, etc.).

As regards its core business as an operator, Orange relies on international partners to supplement its offer and geographical coverage in areas where its customers operate and where its presence does not offer a comprehensive solution. The Group is working to build this type of partnership in the most developed markets, preferably with the leading operator or its direct competitor, like NTT Communications in Japan or AT&T in the United States.

Orange also works in close collaboration with an ecosystem of international technological partners, who are leaders in their respective fields of connectivity, unified communication, Cloud infrastructure, effective data use or cybersecurity. In 2020, two strategic partnerships were announced: the first with Google Cloud (around data services, artificial intelligence, the Cloud and edge computing) and the second with Amazon Web Services (around innovation in the Enterprise Cloud and digital transformation). For more information on these two partnerships, see Section 1.3 Significant events. In addition, Orange is a founding member of the Gaia-X European sovereign Cloud project launched in November, which comes at a key moment in the multi-cloud digital transformation of companies.

Lastly, Orange is developing partnerships with service operators to develop a common business approach to offer innovative solutions for its customers. For example, in November 2020, this approach prompted Orange to invest in LBO France’s Digital Health 2 (DH2) fund to speed up the development of e-health in France and Europe.

The health sector is a key focus of the Engage 2025 strategic plan. With that in mind, Orange Business Services decided to combine its health business within the Enovacom subsidiary from October 1, 2020 in order to intensify synergies and support the digital transformation of healthcare players. Through Enovacom, Orange aims to become a leader in digital health in France.

In 2020, Orange signed a series of major contracts to support its customers around the world, notably with AkzoNobel to drive its digital transformation through secure end-to-end global connectivity services, and with KDDI, a Japanese telecommunication service provider, to equip more than 1 million Toyota and Mazda vehicles with connected device services. Orange also co-innovated with Schneider Electric by launching the first indoor rollout of 5G in the industrial sector in France on experimental spectrum allocated by Arcep as part of a pilot project (see Section 1.3 Significant events).

Meanwhile, Orange Cyberdefense continued the integration of SecureData and SecureLink, two companies acquired in 2019. Its integrated model makes for global presence and local support enabling it to tailor solutions to the needs of its customers.

1.4.5    International Carriers & Shared Services

The operating activities of the International Carriers & Shared Services segment include:

−    international carrier activities undertaken by the Wholesale International Networks Division (rollout of the international and long-haul network, sales of international telephony and services to international carriers, and installation and maintenance of submarine cables); and

−    the activities of OCS and Orange Studio in content.

The segment also includes other cross-cutting activities of the Group, in particular research and innovation (see Section 1.6), or real-estate, as well as support and shared activities including corporate functions at the headquarters.

The operating activities of the segment accounted for 2.2% of the Group’s consolidated revenue in 2020.

1.4.5.1    International Carrier activities

The wholesale operator market comprises three categories of players: global wholesalers, multinational retail operators (including Orange) and regional or specialist players.

The wholesale market’s customer base comprises voice market specialists (call-shop, prepaid cards), fixed and mobile domestic retail carriers (including MVNOs), Internet access and content providers and OTT players. International carriers also sell wholesale traffic to each other.

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Wholesale International Networks (WIN) offers a broad range of solutions on the international market. Its business is structured on a large infrastructure of long-haul networks. Its presence in both the retail and wholesale markets means it can develop solutions that are particularly well adapted to the needs of the retail operators.

The Group is notable for being heavily involved in the design, construction and operation of submarine cables. With its ownership or co-ownership of several cable systems, Orange ranks among the world’s largest owners of submarine links. This has enabled it to satisfy the increase in transatlantic traffic.

The Group’s wholesale activity is based on:

−    a seamless global network [17] and an IPX protocol network [18] supporting voice and data with points of presence throughout the world;

−    a global network of dedicated IP routes with end users in more than 220 countries, connections to more than 200 Internet service providers, and connectivity in over 100 countries in a single IP network hop;

−    99.99% network availability, and centralized network supervision 24/7.

In 2020, IP data traffic increased by 29%, very sustained growth intensified by the health crisis.

Offers

Voice services

Voice service solutions enable operators worldwide to transit their customers’ calls internationally to over 1,200 destinations with 24/7 technical support.

Services to mobile operators

With mobile services solutions, Orange offers roaming as a result of direct connections with over 200 mobile operators as well as broad connectivity enabling it to offer messaging services.

Internet and transmission services

Orange’s data and IP network includes terrestrial, submarine and satellite systems which combine to create a vast global network. With its Internet network, Orange offers adjustable solutions to meet the needs of Internet service or content providers.

Convergence services

Orange provides operators with a multiservice offer to enable them to manage their voice and mobile data services over a single connection.

Security and anti-fraud services

To protect the value of its customers’ business, Orange Wholesale International Networks offers solutions covering the protection of identity and privacy and that of its networks, mobile traffic and voice traffic.

The portfolio of anti-fraud and security services relies on voice, Internet and mobile service solutions. These offers include audit, detection and protection functions as well as the provision of analysis reports. The portfolio also contains offers that focus on the fight against the dangers of cybercrime. Orange Wholesale International Networks’ customers can resell some of these offers to their own customers.

Orange Marine

Orange Marine is a major player in submarine cables, from the early research and engineering stage through to the setting up of intercontinental connections and the maintenance of existing cables. In total, Orange Marine has installed more than 265,000 kilometers of submarine cables (including over 30,000 kilometers of buried cables) across all oceans and carried out surveys on over 80,000 kilometers of seabed. Its vessels carried out more than 850 repairs on defective cables, some of which were performed at a depth of 5,000 meters. Orange Marine has a cable-laying fleet of seven vessels (six cable ships and one submarine research ship). It represents 15% of the global fleet and is one of the most experienced worldwide.

In 2020, Orange Marine operated without significant interruption despite the global health crisis, with vessels in operation in the Atlantic and Pacific, as well as in the Mediterranean and Indian Ocean. For more information on the announcements made by Orange regarding submarine cables, see Section 1.3 Significant events.

1.4.5.2    Content activities

Content distribution activities (TV, video-on-demand, music, video games) are a key component of Orange’s strategy as a multi-service operator, with over 10 million households in Europe connected to its TV universe at the end of 2020. These activities help promote the Group’s very high-speed broadband offers.

Orange’s content strategy is primarily based on developing partnerships with rights holders and service publishers. Orange is focused on its role of aggregator and distributor by referencing the best entertainment services available in order to offer them to its customers through its broadband networks.

In France, Orange is also developing an ambitious policy of producing and co-producing films and series, and broadcasting them via its Orange Studio subsidiary and its premium service, OCS. All OCS programs are available via scheduled programming and on-demand. Most distributors offer OCS and it can be accessed directly online. At end-2020, OCS had nearly 3 million subscribers.

Orange Studio’s business was heavily impacted by the Covid-19 health crisis. 2021 was a shortened year, as movie theaters were open for less than seven months, and barely two and a half months under normal operating conditions. Against that backdrop, Orange Studio reduced the number of releases of its films in theaters and turned to platforms. Amazon thus acquired the rights to Kheiron’s "Brutus vs. César", and Netflix started screening "Cuban Network" by Olivier Assayas. Among series, the critically acclaimed début original production "Cheyenne and Lola" has been available on OCS since November 2020. Furthermore, "La Belle Epoque" by Nicolas Bedos picked up three César awards out of its eight nominations at the ceremony held on February 28, 2020.

In Romania, the acquisition of Telekom Romania, announced in November 2020, will strengthen Orange’s position, making it number two in TV in 2021.

In addition, Deezer, an Orange partner since 2010, continues to grow. Its services, available in France, Romania, Luxembourg and Côte d’Ivoire, have been extended more recently to Egypt and Morocco, and will be rolled out by other subsidiaries in the Africa and Middle East region in 2021. At the same time, Orange continues to roll out Orange Radio, its radio and podcast service available in 18 European and African countries, on mobile, web, TV and connected devices.

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On the strength of its social commitment for Africa, Orange has innovated in the field of digital reading by opening a digital book and press service in partnership with French player YouScribe. Lastly, the video game market continues its double-digit growth, boosted by multiple periods of lockdown in 2020. In this segment, Orange has strengthened its Cloud Gaming offering on Orange TV in France and its unlimited mobile gaming subscriptions in more than 15 countries.

1.4.6    Mobile financial services

Mobile financial services are a key component of Orange’s Engage 2025 strategy. With the expansion of its multiservice activities on the African continent, B2B and IT services, mobile financial services are one of the Group’s three growth drivers. The Mobile Financial Services business segment accordingly includes the activities of Orange Bank and Orange Bank Africa. Orange Money’s business continues to be driven by geographical segments.

The banking market

The European banking sector is currently undergoing far-reaching change, marked by:

−    the emergence of unforeseen risks, such as the Covid-19 pandemic, and an uncertain economic climate weighing on both revenue and cost of risk;

−    an enduring environment of low interest rates, which undermines the profitability of banks’ lending activity by narrowing their margins, despite the European Central Bank’s accommodating monetary policy;

−    the need to adapt to regulatory developments (DSP2, GDPR, etc.) in the face of more vigilant regulatory authorities (ACPR, CNIL, etc.);

−    increased competition and fragmentation of supply (online trading, account aggregators, open banking, etc.);

−    a boom in digital uses that is reshaping customer behavior (autonomous, distant, volatile, demanding) towards banks and prompting the integration of new technologies (instant payment, data and AI, blockchain, etc.) for greater innovation and performance.

The very intense competition in this market comes from players in several major categories:

−    the large conventional banking networks, which are gradually adapting their offering, structure and workforce to the new environment (7.6% of bank branches were closed between 2010 and 2019);

−    online banks, some of which are part of the large incumbent banking networks, which mainly emerged in the 2000s (Boursorama Banque, ING Direct, etc.);

−    neobanks (such as Orange Bank), which appeared in the 2010s and are based on a mobile application and a simplified customer experience. In competition with online and conventional banks, innovation is their key means of capturing market share: the number of current accounts opened in neobanks has increased by 150% in the space of two years and there are just over 3.5 million active accounts in France (source: ACPR 2020 study, "Neobanks in search of profitability");

−    fintechs (financing platforms, means of payment and account aggregators);

−    tech giants offering mobile payment solutions, including Apple Pay, the Facebook Messenger payment function, Samsung Pay, Android Pay, etc. They can offer financial services directly thanks to their banking licenses;

−    large retailers (Leclerc, Fnac-Darty, etc.), which are aiming to become links in the mobile financial services value chain, and new players from all backgrounds that continue to emerge in the banking market (MafrenchBank, Uber Money, Free, Starling Bank).

In the West African Economic and Monetary Union, the banking sector experienced an increase in activity indicators (total balance sheet, resources, uses of funds, portfolio quality, etc.) in the first half of 2020, despite the unfavorable economic climate resulting from the pandemic.

The sector was marked by the cut in the BCEAO key interest rates in June 2020, the postponement of the transitional provisions of the Basel II/III reform on capital ratios and increased competition in digital technology. In addition, the BCEAO has announced the launch of its interoperability project in 2021, which will impact the entire mobile money and banking ecosystem.

The very intense competition in this market comes from:

−    aggregators offering interoperable payment solutions (KKiaPay, Intouch, etc.);

−    mobile money operators such as MTN with MomoCash; and

−    conventional banks: all banking institutions are developing their digital channels via mobile applications.

Mobile Financial Services activities

Orange Bank

Orange Bank is positioned at the frontier of the banking and telecom sectors.

Modeled originally on the mobile uses of customers, in France, the offer carries no conditions related to income, savings or minimum balance. There are no bank charges attached to accounts and their associated bank cards (subject to certain terms and conditions of use). All basic banking services are offered: bank account, bank card, checkbook, authorized overdraft, savings account, à la carte insurance and personal loans. Customers can perform all their banking operations on a mobile handset. Moreover, when opening a bank account, customers have access to a network of nearly 300 Orange stores approved as banking operation and payment service intermediaries.

Relying heavily on telecom functions, Orange Bank’s innovations offer customers the ability to make contactless payments with credit cards or via mobile handsets, immediate access to their bank account balance, temporary blocking and unblocking of their credit card from the application, and to request and send money by text message. Customer relationships are managed by a virtual advisor, available 24/7, with the possibility of using the customer relationship center located in France.

2019 was dedicated to the launch of a premium bank card (which comes with a price advantage in the form of cashback for purchases in Orange stores) and a financing offer available in Orange stores enabling customers to finance their equipment purchases (smartphones, phones, tablets, connected devices and accessories). At the same time, significant investments in the continuous improvement of the app resulted in a 1 point increase in the app’s rating on stores year-on-year, giving the bank one of the best NPSs in the market (Source: Bain/Dynata global retail banking survey 2019).

In 2020, Orange Bank consolidated its development with insurance offers that can be taken out on mobile devices 24/7. This change is the result of the integration in the first half-year of Orange Courtage, which in particular sells insurance for mobile devices and had 549,000 individual customers at December 31, 2020. The bank has thus reached a new milestone in its cross-selling policy with Orange by becoming an insurance broker, while at the same time increasing the scope to assist its customer base with their equipment purchases.

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At the end of 2020, Orange Bank also launched new-generation bank cards developed with Mastercard and a Premium Pack dedicated to families, which enables parents to create accounts for their children and provide them with a Premium card in a protective environment.

In addition, Orange Bank continues to offer car loans sold in the Groupama network alongside vehicle insurance, and a home loan offer distributed by Groupama, Meilleurtaux and (since 2019) Nexity.

On the international stage, Orange Bank was launched in Spain at the end of 2019. This bank, which is 100% mobile, offers Orange customers a selection of savings accounts, checking accounts, Mastercard credit cards, and group management as well as numerous discounts on Orange phone bills. Innovations include the Group management function, which enables funds and expenses to be shared or transferred between several people, giving customers the option to manage joint subscriptions such as water bills or Netflix accounts. Since the summer of 2020, Orange Bank Spain has also been offering consumer credit and a solution for financing purchases of mobile phones in stores. The app is currently rated 4.9 on stores, making it the best-rated in Spain (Source: xxx).

At December 31, 2020, Orange Bank had nearly 1.2 million customers in France and Spain. This number includes customers who have opened an account with Orange Bank, as well as customers of credit and mobile insurance offers.

Orange Bank Africa

In July 2020, Orange and NSIA, a leading bancassurance provider, announced the launch of Orange Bank Africa’s commercial activities in Côte d’Ivoire after obtaining a banking license from the Central Bank of West African States (BCEAO) in 2019. Orange Bank Africa aims to meet the needs of a large part of the population excluded from the conventional banking world by enabling them to borrow or save small amounts essential for their daily lives. Orange Bank Africa plans to expand into Senegal, Mali and Burkina Faso.

Orange Bank Africa offers an innovative service:

−    instantly accessible to everyone, regardless of location, time, mobile phone generation or the level of income or savings;

−    easy to use; and

−    offering attractive borrowing and savings terms for low-income people.

The successful launch of Orange Bank Africa resulted in the acquisition of 356,000 customers by the end of December 2020 with its pico-credit and savings offers via Orange Money. More than 467,000 loans were granted in a total amount of 15.5 billion CFA francs, thereby contributing to the economic and social development of the populations concerned. Orange Bank Africa enables the Group to participate more fully in the economic activity of its host countries and thus remains in perfect harmony with the regional financial inclusion strategy promoted by the BCEAO.

1.5    Orange’s networks

For Orange group, the networks are a strategic asset and, as such, are subject to constant supervision, maintenance and modernization. Orange’s strategic plan, Engage 2025, launched in December 2019, is based on four key ambitions, including reinventing its operator model by capitalizing on its network advances (see Section 1.2.2 The Orange group strategy).

At end-2020, the Orange group operated networks in 26 countries to serve its B2C customers and in nearly 200 countries or territories to serve its B2B customers. Orange is continuing to modernize its networks to provide its customers with ever greater and more enhanced connectivity in all its locations.

The Group’s investments in its networks, other than those to maintain their quality (pole, cable and mast replacement) are designed to improve these networks in a number of respects:

−    the development of very high-speed fixed and mobile broadband (FTTH and 4G/5G), increased data transfer volumes and reduced connection latency. These investments concern all networks, from the mobile radio network and household Internet connectivity to submarine cables;

−    user migration from old technologies (analog telephony, copper networks, 2G, 3G) to new technologies;

−    gradual virtualization of network control functions ("programmability" of networks so that they can be adapted more quickly to new services and uses);

−    automation of network operation, which improves the quality of service for customers.

The networks are very extensive. In each country, they break down into (i) access networks (fixed or mobile), (ii) IP transmission and transport networks and (iii) control and service networks, supplemented by (v) international networks.

Access networks connect each customer - individual or business customers - and provide a first level of customer data aggregation. IP transmission and transport networks connect access networks with each other and with the networks of other operators in the relevant country, as well as with international networks. Service control networks, which drive access, transmission and IP transport networks, provide the connection between people and manage the services (voice, TV, Internet access, data). International terrestrial and submarine networks provide global connectivity for all services, voice and data, for which servers are often located on a different continent.

A glossary defining several of the technical terms used in this Section may be found in Section 7.2.2 at the end of this Registration Document.

A common feature of all these networks is the continual increase in their capacity. Usage continues to expand, and traffic volumes are increasing across all Group networks. To anticipate this growth, which will continue over the coming years, the Group is investing in its networks to increase their capabilities and performance.

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1.5.1    Access networks

Fixed access networks

Analog access and ADSL/vDSL broadband access

Copper access is made up of a pair of copper wires that connect each customer to a concentration point and give the latter access, via the distribution and transport network, to a local switch. It is used to deliver analog voice services and broadband access services.

Orange operates copper access networks in France and Poland, and in various countries in Africa and the Middle East (Côte d’Ivoire, Jordan, Senegal), to provide analog voice access services and data in the B2C, B2B and wholesale markets.

Fixed broadband ADSL/vDSL access (for voice applications, Internet access and television) is available in:

−    France and Poland, with coverage approaching 100% on the incumbent local loop;

−    countries in the Africa and Middle East region, where Orange is the operator of the copper local loop;

−    other countries (including Egypt, Spain and Slovakia), where Orange uses the local loop of incumbent operators, either unbundled or via bitstream-type offers;

−    Belgium and Romania, where broadband offers are marketed using the network of third-party operators;

−    Moldova, where, following the acquisition of Sun Communications, Orange operates a cable network.

Networks and services based on copper access are used less and less as users move to very high-speed broadband. They are therefore constantly being optimized and, in France, a timetable has been drawn up for the gradual discontinuation of the analog voice telephone service, and the removal of the copper network:

−    since the end of 2018: end of the marketing of new analog voice telephony lines;

−    from the end of 2023: technical discontinuation of the analog voice telephony service, by geographical area;

−    phasing out of the copper access network from 2023, with an estimated completion date of 2030.

Very high-speed broadband fiber optic access

FTTH (Fiber To The Home) network access extends the available broadband ADSL/vDSL service offer to include upstream and downstream very high-speed broadband (up to 1 Gbit/s and more), with improved performance, in particular in terms of response time.

In France, Orange has been deploying FTTH access for over ten years using GPON technology, which can pool several very high-speed broadband accesses on a single fiber without impairing the capacity of each access point’s capacity to increase speed. The rollout of the FTTH network started in 2007 in a few major French cities and was then expanded to all large cities. During the years 2011 and 2012, Orange entered into sharing arrangements with other telecom operators to speed up fiber optic rollout. In 2020, the rollout continued at a steady pace despite the health crisis, and Orange consolidated its leadership in France: a total of 22.9 million homes were connectable to Orange fiber at the end of 2020 (see Section 1.3 Significant events).

Orange is also rolling out fiber in Spain, where its FTTH network covered 14.9 million connectable households at end-2020. An FTTH fiber network has also been rolled out in Poland, with connectivity offered to some 5.0 million households, as well as in Slovakia, with 600,000 connectable households. The rollout of FTTH networks is also underway in Jordan, Côte d’Ivoire, Morocco and Senegal.

Orange shares its fixed access network in its three main countries, France, Spain and Poland, and intends to share certain future FTTH rollouts with other operators via FiberCos, possibly involving third parties. See Section 1.2.2 The Orange group strategy - Monetization of the networks and execution of the infrastructure strategy.

Radio and satellite access

In various African countries and in Eastern Europe, fixed services are provided through 4G/LTE in addition to copper and fiber optic networks.

Other than copper, fiber and radio access, fixed residential access and satellite television services are marketed via space capacity rental.

Mobile access networks

The GSM (2G), UMTS (3G), LTE (4G) and now 5G access networks support voice and data communication services that reach average speeds of several tens of Mbit/s and up to several hundred in optimal conditions, which makes it easier to send and receive voluminous content (audio, photo and video). The Group operates a mobile network in each of the countries where it offers consumer telecommunication services. The network supports GSM, UMTS and LTE technologies in all countries; in Europe, it also supports 5G technology.

To reduce its environmental impact and operating costs, Orange shares more than half of its radio sites with a competitor. Sharing can be either "passive" (confined to masts only), or "active" (masts and active equipment). Sharing of this nature, which previously concerned 2G/3G/4G technologies, now includes 5G. Passive sharing is in place in almost all of the Group’s host countries. Active sharing, which is more effective, has mainly been adopted in the following countries:

−    Poland, for nearly all of the mobile access network;

−    Spain, where the mobile access network is shared outside major cities (those with more than 175,000 inhabitants);

−    France, for 4G coverage of dead zones including the 2,000 new sites of the New Deal program;

−    Belgium, where an active mobile access network sharing agreement was signed with a competitor in 2019. Work to consolidate the two networks, which was underway at the end of 2020, will span several years; and

−    Romania, for sites in rural areas.

2020 was marked by:

−    5G rollouts in European countries, allowing commercial launches to go ahead in Poland, Spain, Luxembourg and France;

−    the implementation of sharing agreements in Spain and Belgium, and the New Deal agreement in France between the government, Arcep and the four mobile operators to ensure better mobile coverage in rural areas (see section 1.7.1.2.2 Regulation of mobile telephony).

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1.5.2    National transmission and IP transport and control networks

In each country where it has consumer customers, Orange operates a layered network:

−    transmission networks;

−    iP transport network;

−    control network;

−    voice service network.

The transmission network consists primarily of fiber optics, but also radio links, especially for alternative or purely mobile networks in MEA countries. These networks support voice and data traffic, for fixed and mobile retail (B2C and B2B) and wholesale services. Optical links offer bandwidth of up to 400 Gbit/s per wavelength, and Dense Wavelength Division Multiplexing (DWDM) technology makes it possible to have up to 80 wavelengths per fiber. Orange is one of the world leaders in the use of advanced optical functions to obtain a more flexible transmission network.

The IP network consists of routers connected to the transmission network. In France, an IP network dedicated to businesses is also in operation, in addition to the network managing data for B2C customers. The main purpose of this network is to connect a company’s French sites for internal data exchange on a Virtual Private Network (VPN) and provide it with Internet connectivity. It also provides Voice over IP transport for companies.

The control network (also known as the signaling network) manages calls and data connections, updates of location data for mobile phones, roaming and SMS. This network is being upgraded to new standards, for example to manage 5G.

In the countries in which it has fixed operations, Orange operates a switched telephone network (STN) to deliver analog voice and ISDN digital services. These networks are continually being optimized because of declining usage. In France, Orange stopped marketing its analog voice services at the end of 2018, and announced the first zones where voice services will only be available using IP technology from the end of 2023.

Orange has also rolled out fixed VoIP networks using IMS technology (IP Multimedia Subsystem) in many countries for B2C and B2B uses.

Until 2015, all mobile voice traffic was managed in switch mode by the mobile network in each country. In 2015, Orange rolled out mobile IMS infrastructure in European countries to offer VoLTE services (VoIP over LTE) and VoWiFi (mobile Voice over WiFi). At end-2020, VoLTE and VoWiFi had been rolled out in all of the Group’s European networks and were used by millions of customers.

1.5.3    International networks

Terrestrial network

The international terrestrial network comprises four main networks, connected via submarine cables:

−    the European network, whose rollout began in April 2012 in France, and which has been extended to include services in Frankfurt, London, Barcelona and Madrid, as well as submarine cable stations;

−    the North American backbone served by the two arms of the TAT-14 transatlantic cable system;

−    the Asian backbone in Singapore served by the SEA-ME-WE3 and SEA-ME-WE4 submarine cables; and

−    Djoliba, the first pan-African backbone, brought into service in November 2020. This infrastructure is based on a terrestrial fiber optic network coupled with submarine cables, thereby offering secure international connectivity from West Africa. The new backbone covers eight countries, Burkina Faso, Côte d’Ivoire, Ghana, Guinea, Liberia, Mali, Nigeria and Senegal.

Satellites

Orange uses satellite communications to provide VSAT (Very Small Aperture Terminal) services to Orange Business Services’ terrestrial or maritime B2B customers and to ensure connection with isolated mobile sites in Africa and IP or voice connectivity to other operators. To provide those services, Orange uses rented space capacity from satellite operators (such as Eutelsat, Intelsat, SES and Arabsat).

Submarine cables

To address the strong growth in international telecommunication traffic and in a highly competitive market, Orange is maintaining its level of investment in submarine cables and is continuing to develop its network in order to meet the needs of its customers. Due to the high cost of investments required in the construction of cables, such investments are carried out with the different players involved (operators, private companies, GAFAM) and in various forms (consortiums, purchase of user rights, transmission-capacity rental, etc.).

Orange is a partner in some 50 consortiums covering various routes: North Atlantic, Caribbean, Europe-Asia, Europe-Africa. In 2019, the PEACE project was confirmed with the signing of an agreement to lay a new cable linking France with East Africa and Pakistan and to bring it into service in 2021.

International service control networks

Orange operates an international control network to manage the signaling associated with the voice traffic, roaming and text messaging of its mobile networks and those of its operator customers. This network is evolving to handle new standards such as 5G.

Orange also operates a network for the supply of voice services for international businesses, based on the international IP MPLS network.

In addition, several centralized platforms were rolled out on the international transit points to provide value-added services to mobile operators.

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1.6    Research and development

In the information and communication technology (ICT) sector, which is undergoing major change in its value chain with the increase in the number of players and the creation of new economic models, innovation is a major growth engine for the Orange group. In 2020, the Group devoted 643 million euros (i.e. 1.5% of revenue) to furthering its research and innovation activities, including employee costs and operating and capital expenditure related to research and innovation for new products and services.

1.6.1    Research and innovation

Orange is currently a leading private player involved in digital research in France. In a rapidly changing world, Orange aims to be a committed player in current and future transformations including connectivity, especially with 5G and 6G, responsible artificial intelligence, the Internet of Things on a large scale, and digital technology with low environmental impact, synonymous with trust and sovereignty. The Group is developing open research that differentiates Orange from its competitors and offers inclusive innovation that is both accessible to all and focused on a positive vision of progress. Bringing together its activities around the creation of strategic innovation, research and the implementation of technical and data policies for the Orange group, the Technology and Global Innovation (TGI) Division is the driving force behind this innovation. Against the backdrop of rapid changes in our customers’ uses and expectations, the TGI Division is building competitive and value-creating assets for the Group. Its mission, "Prepare the future, build the present", is part of the Group’s strategy.

Orange is convinced that using data and artificial intelligence (AI) in a responsible, useful and accessible way will open new prospects for individuals, society and the planet. The Group invests in the French and European research and innovation ecosystem, joins forces with many start-ups and industrial partners and participates in the European AI agenda. Its research teams provide support in three priority areas: making networks smarter, improving operational efficiency and reinventing the customer experience. Orange offers a host of skills development systems in AI and Data: for people retraining with the "Microsoft AI School" created in association with Microsoft and Simplon, for apprentices with the Orange Apprentice Training Center and its "Data" program, and for young people and Group employees. Orange also supports initiatives to promote responsible and inclusive use of AI. In 2020, for instance, the Group strengthened its support for Impact AI, a think and do tank devoted to the social challenges of AI, and launched an International Charter for Inclusive AI with the Arborus fund. Orange was also the first company to obtain the GEEIS-IA label for its initiatives in the design, development and use of inclusive AI.

Supplying its customers with the best connectivity is key to Orange’s strategy. 5G technology enables improved connection speed to mobile services, with average speeds 3 to 4 times faster than 4G thanks to smart antennas installed on existing 4G sites. It is initially being rolled out in urban areas where 4G is in high demand and in areas with high levels of economic activity to ease the load on other networks. After an initial commercial launch in Romania at the end of 2019, Orange successively launched 5G in Poland, Spain, Luxembourg and France in 2020. Rollouts will continue gradually in those countries over the 2021-2023 period, as well as in other countries where the Group operates in Europe, Africa and the Middle East, depending on the availability of spectrum. From 2023, when the core networks move to 5G, Orange will be in a position to offer lower latency and network slicing by allocating certain network slices to cover critical usage or specific needs.

5G is an essential lever for the Group to achieve its commitment to be "Net Zero Carbon by 2040". It will progressively be more energy efficient than 4G, and up to 10 times more efficient by 2025. For the general public, 5G will promote the development of even more interactive, immersive and contextualized experiences for learning, working, communicating, playing and improving daily lives.

Its technical performance will also make 5G a lever for business competitiveness and regional development. Combined with other technologies like edge computing, artificial intelligence and the Internet of Things, 5G will open up a host of opportunities including the optimization of production processes and better support for isolated workers during maintenance operations. It will make it possible for the environmental impact of activities in a wide range of sectors including water, energy, waste, transport, buildings and smart cities to be managed with very high accuracy. Advances are also slated for telehealth, thanks to videoconferencing and the real-time transmission of high-definition medical imagery. In 2020, Orange conducted a number of case studies on the future use of 5G with companies in Europe, notably as part of co-innovation projects. The Group is also continuing its initiatives to stimulate innovation and enable start-ups and SMEs to test their existing and future solutions with 5G coverage.

Orange is continuing to roll out dedicated IoT networks in Europe: its LoRaWAN® network is steadily being extended in Romania and Slovakia, and Orange now offers nationwide LTE-M coverage in Poland. In the B2B market, Orange has developed its customer base with the "Smart Operations" offer, which includes the supply of sensors and secure connectivity to the LoRaWAN® network and the business line management interface. In the B2C market, Orange has enhanced its Maison Connectée home automation offering in France by signing a partnership with Somfy and launched a comprehensive range of smart objects that can be controlled via a mobile app under the "Smart Home" label in Belgium.

Orange is also focusing its connectivity innovation on the virtualization of network control functions (which allows for the emergence of new services and offers greater flexibility), and their automation. Artificial intelligence algorithms make it possible to automate and optimize various actions such as detecting the cause in the event of a failure on a fiber customer’s line or adapting mobile capacity in real time in line with change in traffic volumes during the day. In 2020, Orange signed a strategic partnership with Google to intensify its IT and digital transformation and develop new Cloud services, particularly in edge computing (see Section 1.3 Significant events).

For the environment, Orange is one of the sector’s pioneers, with its green network approach already going back several years. The Green program, which has already reduced the Group’s energy consumption linked to network and information system operations (see Section 4.4.2.1 Network energy consumption), continues under the Engage 2025 strategic plan. It will build notably on the energy efficiency of 5G and the eco-design of Data centers, as well as the use of data and AI, to further reduce energy consumption caused by network elements. Orange’s commitment to green networks is also reflected in the purchase of renewable energy. In 2020, Orange signed several power purchase agreements (PPA), multi-year contracts for the purchase of electricity produced by solar or wind farms, in Spain, France and Poland.

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For sustainable innovation, Orange reduced the environmental impact of SIM cards by releasing a new version in 2020. Used Group-wide, it requires half the volume of plastic backing of previous cards and can accommodate two chips rather than just one. This approach is further illustrated by the use of fully recycled plastic for the manufacture of Eco-SIM cards.

In Africa and the Middle East, September 2020 saw Orange announce the launch of the Sanza Touch, the first Orange 4G Android smartphone (Go edition) at GSMA Thrive Africa 2020. It rounds out the Sanza range that Orange was marketing in 16 countries in the region at year-end 2020. Sanza Touch ranks as one of the most affordable 4G smartphones on the market, enabling Orange to reaffirm its goal of providing more people with mobile Internet access and promoting digital inclusion. Brought out since October 2020, it was already sold in 4 countries at the end of 2020.

Orange’s research and innovation activities are conducted within the framework of an Open Innovation strategy to capture trends, find original solutions and benefit from partners’ skills and contributions.

This is reflected in a number of developments:

−    Orange signed nearly 60 research contracts with the world’s top University research centers between 2018 and 2020, and has also set up two joint laboratories: one with INRIA on the virtualization of network functions, and the other on antennas with the University of Nice. It is also closely involved in the b<>com Institut de Recherche Technologique, and is contributing to some 60 national and European cooperative projects, including through its involvement in eight competitiveness clusters (including the chair of the Images & Réseaux cluster) as part of a network of more than 3,000 industrial and academic stakeholders. Orange also funds five research chairs, including one with Institut Mines-Télécom on the values and policies of personal data;

−    many start-ups benefit from Orange’s support through a number of schemes including the Orange Fab program, which by the end of 2020 has helped accelerate the development of more than 500 start-ups in 18 countries spanning four continents. Orange is also developing its support for women start-up creators, with #FemmesEntrepreneuses and Women Start, as well as the best positive impact technological projects in Africa and the Middle East with the Orange Award for Social Entrepreneurship in Africa and the Middle East (known by its French acronym, POESAM), which is now in its eleventh year. It is also part of various global networks and events, including the Business France and French Tech networks;

−    lastly, Orange has an active policy of forming strategic partnerships with leading industrial players worldwide, which allows it to enhance its portfolio of products and services and open itself to new ecosystems.

1.6.2    Intellectual Property and Licensing

The Intellectual Property and Licensing Department protects, manages and adds value to Orange’s patent portfolio, which is one of the Group’s intangible assets. It also adds value to software. It is an asset that sets Orange apart from its academic and industry partners. Its role is also to defend the Group’s interests in the event of disputes involving intellectual property.

At December 31, 2020, the Orange group had a portfolio of 8,770 patents or patent applications in France and abroad protecting its innovations. To maximize their value, some patents are licensed through patent pools for patents pertaining to industry standards (e.g. NFC, MPEG Audio, WiFi, HEVC). Value maximization also concerns software such as engineering tools for the mobile network.

In 2020, 225 new inventions were patented, including major technical contributions to standardization (5G, coding, video, etc.). The Orange Labs network in France and abroad accounts for the bulk of the Group’s inventions. Orange ranks seventeenth among the top 30 French applicants with the European Patent Office, and eleventh in the National Industrial Property Institute’s ranking of French applicants published in 2020.

1.6.3    Capital investment

The Orange group plays an important role in financing innovation in the IT industry, drawing on various investment vehicles:

−    first, Orange Ventures, wholly owned by the Group: at the end of 2020, Orange strengthened its venture capital activity by creating Orange Ventures, a new company with a budget of 350 million euros. That makes it one of Europe’s 10 largest corporate venture capital funds. Orange Ventures invests in fast-growing companies in Orange’s established business areas such as connectivity, cybersecurity, digital enterprise and innovative financial services, as well as in new areas that the Group is exploring, such as e-health;

With offices in Paris and Dakar, Orange Ventures supports start-ups at all stages of their development, from the seed stage in Africa and the Middle East, to more mature phases in Europe and the United States, with unit investments of up to 20 million euros per round of fundraising.

For Orange, Orange Ventures serves to promote the emergence of future technological champions helping drive the transition to an increasingly digital and responsible world in the service of the greatest number in order to share their innovation capabilities with the Group’s 259 million customers worldwide.

To that end, Orange Ventures innovates by envisioning flexible and optional, but nevertheless highly structured processes for creating synergies between Orange and start-ups. Orange Ventures aims to match the financial performance of the best venture capitalists, and will make its investment decisions independently. The 20-strong Orange Ventures team has been strengthened with acknowledged experts from the world of venture capital. It has assumed the management of the Orange Digital Ventures portfolio, launched in 2015.

−    external investment funds with holdings in unlisted companies and managed by independent management companies, in which Orange has generally invested with other investors, mostly industrial companies, but occasionally also involving purely financial firms, include:

-     the Iris Next fund and the three Orange Publicis Ventures funds (Growth, Global and Early-Stage), created within the framework of a partnership with the Publicis group, and managed by Iris Capital Management in which the Group is also involved at governance level,

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-     two funds that invest mainly in Africa: Partech Africa, managed by Partech Partners, and the Franco-African Fund, managed by AfricInvest,

-     several other "thematic" funds, including Robolution Capital, managed by 360 Capital Partners and focused on robotics, Ecomobility Ventures, managed by Idinvest Partners and focused on digital and sustainable mobility, and Digital Health 2, managed by LBO France and focused on digital health,

-     two venture capital funds, Raise Investissement and Raise Ventures, managed by private equity company Raise, which also conducts philanthropic activities,

-     two seed capital funds, Paris-Saclay Seed Fund and Seedcamp IV, investing in very young start-ups, and

-     as an exception, the LAC 1 fund managed by Bpifrance, a fund of listed assets whose main decision-making centers are located in France.

The two new investments made by the Orange group in 2020 were the Digital Health 2 and LAC 1 funds mentioned above.

In total, the Group has made financial investment commitments (via direct or indirect equity investments) totaling nearly 650 million euros over the last 15 years as part of its private equity activity, including the 350 million euros assigned to Orange Ventures.

1.7    Regulation of activities

1.7.1    Regulation of telecommunication activities

In the countries where it operates, the Orange group must comply with various regulatory obligations governing the provision of its products and services, primarily relating to obtaining and renewing telecommunication licenses, as well as oversight by authorities seeking to maintain effective competition in electronic communications markets. Orange also faces specific regulatory constraints in some countries due to its dominant position in the relevant markets. The risks linked to the regulation of the electronic communications sector are described in Section 2.1.2 Legal risks.

1.7.1.1    European Union

1.7.1.1.1 Legal and regulatory framework

The European Union has laid down a common legal framework aimed at harmonizing the regulation of electronic communications. It is binding on the member states and must be implemented by the National Regulatory Authorities.

The general legal framework of the European Union has been amended by the European Electronic Communications Code, which came into force on December 20, 2018. It revises and combines four main directives deriving from the 2002 Telecom Package on:

−    a common regulatory framework for electronic communications networks and services;

−    the authorization of electronic communications networks and services;

−    access to and interconnection of electronic communications networks and associated facilities;

−    universal service and users’ rights relating to electronic communications networks and services.

Furthermore, Regulation (EC) 1211/2009 of November 25, 2009, canceled and replaced by Regulation (EU) 2018/1971 of December 11, 2018, implemented the Body of European Regulators for Electronic Communications (BEREC).

This legal framework is supplemented by sector-based texts (international roaming, open Internet, etc.) as well as broader texts aimed at the European digital ecosystem (protection of privacy, etc.).

1.7.1.1.2 Main community texts in force

The European Electronic Communications Code

The European Electronic Communications Code (Directive (EU) 2018/1972) came into force on December 20, 2018. The Member States then had 24 months to transpose it into national law. However, due to the health crisis, the transposition has not yet been completed in certain countries, particularly in Orange’s European countries.

The Code includes a regulatory objective to support the deployment and adoption of very high-connectivity networks - in line with Orange’s wish to see regulatory objectives redirected toward support for investment.

In addition, the rules governing access obligations imposed on operators with significant market power have been positively adjusted in relation to the previous framework:

−    access obligations should better target only the relevant fixed access infrastructure so as to address competition issues in the retail market;

−    emphasis is placed on promoting co-investment in very high-connectivity networks. If an operator in a dominant position makes a co-investment offer that complies with certain provisions, it could be exempted from remedies related to its dominant status. Only co-investors will have access to the full capacity of these networks. The other operators will be able to enjoy the same quality of wholesale access as they did before the rollout of these networks. National regulators will need to secure approval from the European Commission for such measures;

−    the Code also favors the wholesale operator model - not present in the retail market - by exempting it from certain remedies, even in cases of market dominance.

In addition, obligations for access to fixed access infrastructure serving subscribers may be imposed symmetrically on all operators when it is not technically feasible or economically reasonable to replicate such infrastructure. These obligations are subject to a joint veto by the Commission and BEREC.

Concerning the allocation of radio spectrum needed for mobile services, the Code reinforces European rules aimed at improved harmonization and cooperation between Member States, including the minimum 20-year visibility of spectrum licenses. The implementation and in particular the allocation of spectral capacity remains a national affair with only light supervision from Europe. Provisions facilitating the deployment of "small-area wireless access points" and the availability schedule of the 5G spectrum were also adopted.

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With respect to the regulation of communication services, most of the obligations intended to protect end-users are for Internet access service and services using public numbering plan resources, independently of the service provider. Other services, such as interpersonal communication services independent of the numbering plan and signal transport services are only subject to a limited number of obligations.

However, regulation of the competitive markets for intra-European calls and SMS has been introduced with the Code through Regulation (EU) 2018-1971 of December 11, 2018, imposing a cap of 19 euro cents/minute and 6 euro cents/SMS, applicable since May 15, 2019.

Concerning universal service obligations, the Code abandons the principle of telephone service provision and calls on Member States to ensure the availability of affordable Internet access service, upholding the principle of potential designation should Member States consider that the market does not provide such services under said conditions, but increasing the burden of proof for Member States. The system of financing the universal service remains in the hands of the Member States, with coverage from public funds or from a fund financed by the sector. In addition, the Code opens the door to an extension of universal service obligations to include the supply of affordable mobile services.

The Code and its associated regulation on changes in BEREC’s responsibilities and governance do not create a European regulator. However, the Code does adopt the principle of full standardization of the rights of end-users, subject to exceptions, and strengthens the control exercised by the European Commission over access regulation and over the spectrum.

To help national regulators implement the Code, and as provided for within it, BEREC has put most of its guidelines out for consultation and published some of them in 2020.

Harmonization of analyses of relevant markets

On December 18, 2020, the European Commission published a new recommendation identifying two relevant product and service markets for which National Regulatory Authorities should carry out market analyses that may lead to the implementation of ex-ante regulation:

−    market 1: wholesale provision of local access at a fixed location (formerly market 3a/2014 of recommendation 2014/710/EC);

−    market 2: wholesale provision of high-quality access at a fixed location (formerly market 4/2014 of recommendation 2014/710/EC).

Call termination rates

The Code provides that fixed and mobile call termination rates will cease to be determined by National Regulatory Authorities but will be determined by the European Commission for all countries of the European Economic Area. This provision concerns European operators for calls terminating in a European country.

To that end, on December 21, 2020 the European Commission published a Delegated Act determining call termination rates:

−    fixed call termination is set at 0.07 euro cents per minute. As exceptions, a certain number of countries have the possibility of charging higher prices until the end of December 2021 (notably Poland, Belgium, Luxembourg, Romania and Slovakia);

−    mobile call termination is set at 0.2 euro cents per minute. However, a glide path is planned until the end of 2023: the maximum call termination rate for countries with rates above 0.2 euro cents per minute is 0.7 euro cents per minute in 2021, 0.55 euro cents per minute in 2022 and 0.4 euro cents per minute in 2023. Spain will be able to maintain its mobile call termination rate of 0.64 euro cents per minute in 2021, as it is below the cap of 0.7 euro cents per minute.

The Delegated Act will come into force the day after its publication in the Official Journal of the European Union, and termination rates will be applied from the first day of the third month after its entry into force, i.e. in principle no earlier than July 1st, 2021.

• Change in Orange’s mobile voice call termination rates in Europe (in euro cents per minute)

	2020	2021(1)	2022	2023	from 2022 on
France	0.74	0.70	0.55	0.40	0.20
Spain	0.64	0.64
Poland	0.94	0.70
Belgium	0.99
Romania	0.76
Slovakia	0.82

Sources : Cullen International December 2020 and Delegated act (EU).

(1)   rates will enter into force no earlier than July 1st 2021.

• Change in Orange’s fixed voice call termination rates in Europe (in euro cents per minute)

	31/12/2020	2021(1)	from 2022 on
France	0.077	0.070	0.070
Spain	0.059	0.070
Poland	0.599	0.111
Belgium	0.116	0.093
Romania	0.098	0.078
Slovakia	0.098	0.078

Sources : Cullen International December 2020 and Delegated act (EU).

(1)   rates will enter into force no earlier than July 1st 2021.

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International roaming

Regulation (EU) 2015-2120 of November 25, 2015 [19], which aims to eliminate surcharges for international roaming within the European Union, and Regulation (EU) 2017/920 of May 17, 2017, which lays down the rules for wholesale roaming markets [20].

−    impose, in the context of fair usage, the alignment of international roaming retail prices with national prices for intra-European communications (voice, SMS and data) from June 15, 2017;

−    expand, for customers using their cellphones outside the EU, pricing transparency requirements and bill shock prevention measures for European operators;

−    grant a regulated right of access to European roaming services for MVNOs and resellers, and sets new caps on wholesale markets:

-     voice: 0.032 euros excl. VAT per minute,

-     SMS: 0.01 euros excl. VAT per SMS,

-     data (price excl. VAT): 3.5 euros per GB in 2020, 3.0 euros per GB in 2021 and 2.5 euros per GB in 2022.

Suppliers of mobile services subject to the regulation on the pricing of intra-European roaming may apply a reasonable usage policy to their customers in terms of the consumption of these services in order to prevent abnormal or excessive use. Despite this option, in special and exceptional circumstances, when the supply of intra-European roaming at the national price threatens the viability of the supplier’s national pricing model, they can ask the national regulator for authorization to bill additional charges for the use of intra-European roaming, which are limited to the caps on wholesale roaming prices.

On February 24, 2021, the European Commission presented a draft new roaming regulation which envisages a further gradual reduction in wholesale prices until 2032. The current regulation, adopted in 2017, will expire on June 30, 2022.

Regulation of the open Internet

The TSM Regulation has introduced rules to ensure an open Internet within the European Union. Article 3.3 of the TSM states that in the provision of Internet access services, providers shall treat traffic equally and without discrimination, restriction or interference, irrespective of sender and recipient, the content consulted or broadcast, the applications or services used or provided, and the terminal equipment used. It is up to the Member States to adapt their national law to comply with this provision.

On April 30, 2019, the European Commission published a report on the implementation of the net neutrality component of the TSM Regulation. The Commission, in the light of market developments, concluded that the principles of the Regulation are appropriate and that they effectively protect end-users by promoting the Internet as a driver of innovation. The Commission pointed out that operators have correctly applied the regulation governing net neutrality and that national regulators have imposed very few fines. It does not propose any amendments to this Regulation.

On the basis of that report, BEREC published a new version of its guidelines in June 2020, clarifying certain points:

−    the scope of the regulation is limited to the part between the interconnection and the customer-side network termination point, thus leaving the terminal equipment outside the scope when it is located beyond that termination point;

−    the possible compatibility of 5G slicing technologies with the regulation.

Protecting personal data

The new General Data Protection Regulation (GDPR) came into effect on May 25, 2018. The GDPR, which replaces a 1995 European directive, is a general-purpose regulation intended for both public and private entities which harmonizes the management of personal data protection in Europe.

GDPR principles include:

−    single rules applicable directly in each European Union country;

−    application to all Internet users and service providers of the information society intended for the European market;

−    a single supervisory authority responsible for data protection as the contact point for Internet companies, namely that of the EU country in which they have their main establishment;

−    unambiguous consent which explicitly covers the processing of personal data;

−    definition of a pseudonymization process whose use is encouraged;

−    strengthening of the obligation to provide information to consumers;

−    the introduction of a "digital right to be forgotten".

National authorities for the protection of personal data now have greater powers. In particular, they may impose administrative penalties of up to 4% of total annual revenue on companies that infringe European rules.

On June 24, 2020, the European Commission submitted a report to the European Parliament and the Council on the assessment and review of the GDPR. It underlines the fact that European companies have generally achieved good compliance and sets out measures to facilitate the GDPR’s future application.

The entry into force of the GDPR also has indirect effects on the implementation of Directive No. 2002/58/EC of July 12, 2002 on Privacy and electronic communications, given that it changes the meaning of the notion of consent and the penalties to which the 2002 directive refers. The Commission wishes to replace the existing directive with a new regulation governing the sector, but there has been no political agreement on the new text to date.

Regulation of platforms

Regulation (EU) 2019/1150 promoting fairness and transparency for businesses using online intermediation services was adopted on June 20, 2019 and has been applicable from July 12, 2020. It aims to ensure rules for a fair, transparent and predictable trading environment for businesses and vendors on online platforms. This regulation is applicable to telecommunication operators offering Internet television services (IPTV), provided that conditions are imposed on the streaming provider.

Digital Services Act and Digital Market Act

On December 15, 2020, the European Commission published two pieces of legislation: an update of the e-Commerce Directive [21], known as the Digital Services Act (DSA), and a Regulation to combat the role of large online platforms, known as the Digital Market Act (DMA).

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The DSA amends and updates the obligations of intermediaries connecting consumers with goods, services and content. For telecom operators, the DSA brings in very limited changes in relation to the e-Commerce Directive (introduction of a one-stop shop and a limited transparency obligations).

For its part, the DMA ushers in an ex-ante regulatory framework for online platforms acting as gatekeepers, and also gives powers to the European Commission to conduct market investigations. Telecom operators are outside the scope of the regulation.

The draft texts have to be approved under the same conditions by the two co-legislators, the European Parliament and the Council.

1.7.1.2    France

1.7.1.2.1 Legal and regulatory framework

Legal framework

The electronic communications sector is mainly governed under national law by the French Postal and Electronic Communications Code (CPCE), as well as by legal provisions relating to electronic commerce, the information society, consumer protection and the protection of personal data, which must comply with European directives.

France transposed the European Telecom Package, as amended in 2009, via a Government Order dated August 24, 2011 and a Decree dated March 12, 2012 for the implementing regulations. The transposition of the European Code is underway and is to be carried out by means of Government Orders within six months from December 3, 2020, the date of enactment of the law on various provisions to adapt to European Union law in economic and financial matters, except for the provisions concerning the universal service (see below) and the obligations related to geographical network coverage surveys, set out in this law.

The audiovisual communication services produced or distributed by the Orange group come under the specific regulations governing this sector and are governed by Law No. 86/1067 of September 30, 1986 on the Freedom of Communication.

Regulatory Authorities

The Postal, Electronic Communications and Media Distribution Regulatory Authority (Arcep) is an independent administrative body created by the Act of July 26, 1996 and is in charge of the nationwide regulation of the electronic communications and postal sectors. Within the electronic communications sector, Arcep’s main missions are to define regulations for operators present in the markets in question. It has powers to sanction non-compliant operators and can rule in particular on disputes between operators over technical and pricing conditions for network access and interconnection. Arcep also allocates spectrum and numbering resources. Finally, it determines the size of contributions to fund the universal service obligation and oversees the mechanisms for delivering this funding.

The French Competition Authority is an independent administrative authority responsible for ensuring open market competition and compliance with public economic policy. It has jurisdiction over all business segments, including the electronic communications sector. It has sanction powers for anti-competitive practices, as well as consultative powers. It is also responsible for overseeing mergers and acquisitions.

The ANFr (Agence nationale des fréquences - French national frequency agency) is responsible for planning, managing and controlling the usage of radio spectrum and for coordinating the establishment of certain radio transmission facilities. The frequency spectrum is divided between eleven controlling authorities: public administrations, Arcep and the French Broadcasting Authority (CSA). Arcep and the CSA are in turn responsible for allotting to users the spectrum they control.

The CSA (Conseil Supérieur de l’Audiovisuel) is an independent administrative body created by the law of January 17, 1989. It is tasked with protecting the freedom of audiovisual communication in accordance with the law of September 30, 1986.

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1.7.1.2.2 Regulation of mobile telephony

Spectrum

Main Orange spectrum allocations in mainland France

700 MHz	Authorization granted in December 2015 for 10 MHz duplex for 20 years.
800 MHz	Authorization granted in January 2012 for 10 MHz duplex for 20 years for the deployment of very high-speed mobile broadband (4G).
900 MHz	Renewal in March 2006 of the 2G authorizations granted for 10 MHz duplex for 15 years. The 8.7 MHz duplex was reallocated under the New Deal for a period of 10 years through March 2031.
1800 MHz

Renewal in March 2006 of the 20 MHz duplex authorizations for 15 years. Under the New Deal, the authorization linked to this spectrum was amended, then the same quantity was reallocated for 10 years through 2031.

2.1 GHz	3G authorization granted in August 2001 for 20 years for 14.8 MHz duplex;
3G authorization granted in June 2010 for 20 years for 4.8 MHz duplex;
With respect to 14.8 MHz duplex, which expires in August 2021, 10 MHz duplex was reallocated until August 2031 as part of the New Deal.
2.6 GHz	Authorization granted in October 2011 for 4G services for 20 MHz duplex for 20 years for the deployment of very high-speed mobile broadband (4G).
3.4-3.8 GHz	Authorization issued on November 12, 2020 to use a 90 MHz spectrum block (3710-3800 MHz) in time-division duplexing (TDD) mode for a period of 15 years, with a possible extension of 5 years.

NB: this spectrum is technologically neutral for those granted since May 2011, or since May 2016 for those granted earlier, and Arcep may not oppose any request for neutralization.

The New Deal

The agreement signed on January 14, 2018 between the government, Arcep and the four mobile operators (Orange, SFR, Bouygues Telecom and Free Mobile) to ensure better mobile coverage of the country, and particularly rural areas, resulted in the modification, at the request of operators, of authorizations for 900 MHz, 1800 MHz and 2.1 GHz spectrum bands to include commitments for better coverage in the form of obligations, and the launch of a 10-year reassignment procedure of those spectrum bands, without auctions and with stable fees.

By decision of Arcep of July 3, 2018 (Decision No. 2018-0682), the coverage commitments under the New Deal (see below) for the period prior to 2021 apply with immediate effect under the amended authorizations. The obligations and commitments made by the operators beyond 2021 were included into the new authorizations granted in December 2018 (Decision No. 2018-1392) for 10 years from the expiry of the previous authorizations.

5G

On July 16, 2018, the Government and Arcep issued France’s roadmap for 5G, in particular for the three spectrum bands concerned: 3.4-3.8 GHz, 26 GHz and 1.4 GHz. A first consultation was launched on October 26, 2018 on the allocation of new spectrum for 5G in these three bands.

Following the issue of spectrum authorizations for the 3.4-3.8 GHz band in mainland France (see below), Arcep published a public consultation on December 18, 2020, proposing procedures for allocating spectrum in the 700 MHz and 3.4-3.8 GHz bands in Reunion and the 700 MHz and 900 MHz bands in Mayotte.

3.4-3.8 GHz band in metropolitan France

The procedure for allocating 5G spectrum in the 3490-3800 MHz band (i.e. 310 MHz) was conducted by Arcep, on the basis of the auction rules published on November 21, 2019 (Decision No. 2019-1386). Qualifying applicants were able to acquire a quantity of spectrum between a minimum of 40 MHz and a maximum of 100 MHz in a three-stage procedure:

stage 1: applicants were allocated a quantity of 50 MHz at the reserve price of 350 million euros in exchange for the subscription to optional commitments (see below).

stage 2: the remaining spectrum was allocated using purely financial multi-round auctions.

stage 3: the spectrum obtained was assigned after a further auction.

Following the three stages of the procedure, Arcep issued spectrum use authorizations on November 12, 2020. They came into force on November 18, 2020. The spectrum allocated to Orange is in the 3710-3800 MHz band, i.e. a block of 90 MHz in time-division duplexing (TDD) mode. The spectrum is allocated for 15 years, with the possibility of a five-year extension if the licensee agrees to the terms of the extension. The total price of the spectrum allocated to Orange is 854 million euros. Its payment is spread over 15 years for the 350 million euros in respect of the 50 MHz block and over four years for the 504 million euros in respect of the block obtained during the main auction phase.

With the exception of the obligation to open services in at least two cities with populations of over 150,000 before the end of 2020, canceled due to the date of granting of the authorization, all the obligations contained in the specifications are included in the authorization.

The obligations are as follows:

−    the rollout of sites (3,000 sites by the end of 2022, 8,000 by the end of 2024 and 10,500 by the end of 2025), of which 25% of those rolled out by the end of 2024 and the end of 2025 must be located in rural areas or industrial areas outside of very densely populated areas;

−    widespread availability of a 5G service at all sites by the end of 2030, an obligation that may be met either with the 3.4-3.8 GHz band or another band;

−    the provision of a speed of at least 240 Mbps per sector from 75% of sites by the end of 2022, 85% of sites by the end of 2024, 90% of sites by the end of 2025, and 100% of sites by the end of 2030;

−    coverage of the main highways by the end of 2025, major roads by the end of 2027;

−    the provision of differentiated services and the activation of the IPv6 (Internet Protocol version 6) network protocol.

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In addition, the commitments made by Orange to participate in the first stage of the procedure, which allowed it to obtain 50 MHz at a reserve price became obligations in the authorization issued:

−    from the end of 2023, Orange will have to provide a fixed offer from sites using the 3.5 GHz band and a fixed offer to cover premises that benefit from fixed access radio network services;

−    Orange will have to meet reasonable requests for the provision of services from private sector companies and public sector structures, provide indoor coverage, offer hosting for mobile virtual network operators (MVNOs) and be transparent about network failures and planned rollouts.

26 GHz band

The government and Arcep called for the creation of experimentation platforms by way of an open window in January 2019. Named in October 2019, the ten or so winners of authorizations will be able to experiment with 5G in this spectrum band for a period of three years. Orange has obtained two temporary authorizations, one for the Chatillon campus and the other for a project with the SNCF (French Rail) at Rennes station.

Extension of spectrum authorizations for Reunion and Mayotte

In its Decision No. 2019/1753, Arcep extended authorizations to use spectrum allocated to Orange in the 900 MHz band in Mayotte and the 900 MHz and 1800 MHz bands in Reunion. This extension brought the expiry dates of both authorizations into line with those of the other operators in those two areas.

Mobile coverage

The New Deal

Under the New Deal, operators are committed to:

−    expanding the coverage of metropolitan France by way of the "targeted coverage" scheme, making it possible for each operator to cover 5,000 new areas (most of which are shared between operators), replacing the existing programs ("town center dead zones", "800 strategic sites" and the "France Mobile" program), which will now be fully paid for by the operators;

−    generalizing access to very high-speed broadband by introducing 4G with a power rating in excess of 5W to all their own mobile sites by the end of 2020, and to 75% of the sites in the "town center dead zones" program by the end of 2020, upping this to 100% by the end of 2022;

−    accelerating the coverage of transport routes, so that the main highway and rail routes have 4G coverage. The agreement also includes provisions on coverage in regional trains;

−    improving coverage inside buildings, with two components: progressive availability of voice and SMS services via WiFi with the goal of enabling 80% of our customers who own a compatible handset to benefit from these services by the end of 2019; and marketing of an offering allowing public companies and individuals who so request to obtain improved multi-operator indoor coverage of their buildings at a reasonable rate;

−    improving reception quality throughout the country, and particularly in rural areas. The new performance standard applied to operator obligations will be that of "good coverage" defined as the "ability to be able to call and text SMS outside of buildings in most cases and within buildings in some cases".

These obligations have been written into their current authorizations and in the newly allocated 900 MHz, 1800 MHz and 2.1 GHz band authorizations for ten years.

Obligations to deploy and provide 4G coverage in metropolitan areas including that resulting from the New Deal

(as a % of the population)	Jan-17	Oct-19	Dec-20	Jan-22	Dec-22	Oct-23	Jan-24	Dec-25	Jan-27	End-2030
Regional rail network (coverage inside trains in each region as a % of track)									60%	80%
Regional rail network (national coverage inside trains as a % of track)				60%					80%	90%
Regional rail network (national coverage alongside tracks as a % of track)								90%
Priority highways (as a % of highways out of car)			100%
Priority highways (as a % of highways from inside vehicles)				100%
Town centers in the "dead zones" program (1)			75%		100%
In the priority rollout areas (2) in very high-speed mobile broadband (3)	40% (800 MHz)			90% (800 MHz) 50% (700 MHz)					92% (700 MHz)	97.70% (700 MHz)
In each French department							90%		95%
Across the entire mainland France area		60%				75%			98%	99.60%

(1)   1% of the population and 3,300 town centers.

(2)   18% of the population, 63% of the country.

(3)   An operator has met its obligation to provide a very high-speed mobile broadband service when the equipment deployed enables a theoretical peak speed of 60 Mbps.

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Additionally, operators are obliged to provide a mobile radiotelephone service under the "good coverage" conditions set out by Arcep to 99.6% of the population by March 2024 at the latest, and to 99.8% by March 2028.

In June 2019, Arcep opened a sanctions procedure against Orange, covering all the obligations laid down in the New Deal. On July 27, 2019, it issued Orange with formal notice to comply with the first deadline of the "targeted coverage" scheme relating to the order of July 4, 2018, which requires new sites to be brought into service by June 27, 2020.

Pursuant to the provisions of Government Order No. 2020/306 of March 25, 2020 relating to the Covid-19 health crisis, the first deadline for the targeted coverage scheme has been postponed to October 9, 2020. Then, on November 10, 2020, Arcep published new maps showing the progression of 4G mobile phone coverage for each of the 96 departments in mainland France. On this occasion, "Arcep welcomed the good progress of the Mobile New Deal, thanks to the mobilization of operators, local players and public authorities." At end-December 2020, Orange’s 4G coverage was 99% of the population and 92% of the country.

Infrastructure sharing

The New Deal agreement contains clauses relating to the pooling of networks, including active sharing where all four operators are present on a site as part of the targeted coverage arrangements. A mobile site sharing contract was signed in July 2019 between the four network operators for the deployment of 4G on sites destined to be actively shared. This agreement is gradually being implemented for the sites of the "Town center dead zones" program and the new sites to be deployed as part of the New Deal’s targeted coverage scheme.

In this context, operators are subject to an obligation to comply with the requests of other operators to ensure passive ex-ante pooling in the priority rollout area. However, the agreement provides that this obligation may be waived if an offer of access to a sufficient number of sites and at a reasonable price, deemed satisfactory by Arcep, proves to be available to significantly improve the coverage of one or more other spectrum holders in rural areas. In this context, Orange and Free signed a pylon co-construction agreement on January 15, 2020, and Orange has asked Arcep to lift the sharing obligations for the new sites in priority rollout areas. Arcep has granted Orange’s request and has lifted the network sharing obligation in such areas (Decision No. 2020/1485).

In addition, Arcep has issued its opinion on the extension of the roaming agreement between Free Mobile and Orange in mainland France, finding that it does not appear necessary to ask the two companies to amend their contract. This amendment extends the national roaming termination period until December 31, 2022, while maintaining the maximum uplink and downlink speeds that roaming customers can reach at 384 Kbps.

Orange’s obligations regarding cost accounting and accounting separation for the mobile business

The accounting and cost recovery obligations imposed on mobile operators are set out in Arcep Decision No. 2018/0685, published on June 19, 2018. This decision applies to Orange, SFR, Bouygues Telecom, Free Mobile, SRR and Orange Caraïbe.

Analysis of the wholesale mobile call termination markets

The fixed and mobile termination markets are regulated by Arcep Decision No. 2017/1453 for the 2017-2020 cycle. The decision confirms the cost-orientation obligation for call termination rates. The cap levels for call termination were eliminated in the final decision. Mobile operators, including Orange, have left their rates unchanged since 2017.

Pursuant to the European Code, the European Commission has published a Delegated Act setting the level of mobile termination from 2021 (see Section 1.7.1.1 European Union).

1.7.1.2.3 Regulation of fixed telephony, broadband and very high-speed broadband Internet

Regulation of fixed broadband and very high-speed broadband networks

Adoption by Arcep of the new fixed broadband and very high-speed broadband market analysis framework for the 2021-2023 period

On December 17, 2020, Arcep adopted new decisions within the framework of analyses of the fixed broadband and very high-speed broadband markets for the 2021-2023 period.

They define, on the one hand, the asymmetric regulation [22] of the fixed broadband and very high-speed fixed broadband markets:

−    a separate civil engineering contract;

−    market "3a", passive offers;

−    market "3b" for activated mass market offers;

−    market "4" for specific activated B2B offers.

Arcep has also adopted a decision aimed at completing the framework for symmetrical fiber regulation applicable to all operators operating FTTH networks, as well as a recommendation clarifying the application of this framework. Lastly, Arcep has adopted a decision setting a price framework for access to Orange’s local copper loop.

The regulatory changes focus on three key objectives: support the switch from the existing copper network to fiber, continue pro-investment regulation to make the FTTH network the new benchmark for fixed infrastructure, and boost the B2B market.

Existing regulatory framework for the regulation of wholesale offers for the 2021-2023 period

"Civil engineering" market analysis Decision No. 2020/1445 defines a new relevant market for all civil engineering infrastructure for network rollout, and designates Orange as the operator exercising significant influence. As such, Orange must grant reasonable requests for access to its civil engineering infrastructure (optical local loop offer) and associated resources and services (SAN/OAN hosting offer and LFO offer).

"3a" market analysis Decision No. 2020/1446 redefines the relevant market for access to copper and fiber local loop networks (to take into account the new "civil engineering" market) and designates Orange as the operator exercising significant influence. As such, Orange must grant reasonable requests for access to its copper local loop network and the associated resources and services (unbundling offer). Orange must also grant, in very dense areas, reasonable requests for connection to its FTTH network from companies located in buildings not yet covered by FTTH. This obligation only applies to Orange, unlike the rest of the regulatory framework for the pooling of FTTH networks.

"3b" market analysis Decision No. 2020/1447 maintains the relevant market for activated access ("bitstream") to copper and fiber networks for mass market customers and designates Orange as the operator exercising significant influence. As such, Orange must grant reasonable requests for activated access to its copper network (DSL access and bitstream offer).

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"4" market analysis Decision No. 2020/1448 maintains the relevant market for high-quality activated access to copper and fiber networks for the B2B market and designates Orange as the operator exercising significant influence. As such, Orange must grant reasonable requests for high-quality activated access to its copper and fiber networks (DSLE offer/FTTO offers).

These decisions impose on Orange obligations of transparency, non-discrimination, quality of service, publication of reference offers, price control and accounting separation.

Changes in the current regulatory framework for the regulation of FTTH networks

Decision No. 2020-1432 supplements the symmetrical regulatory framework for the pooling of FTTH networks, notably by extending obligations that until now only applied to Orange to all infrastructure operators. Under the new decision, infrastructure operators must notably offer on their FTTH networks an offer with a recovery time guarantee (RTG) of ten hours and an RTG offer for the B2B market, possibly including an adapted architecture (FTTE). This new decision also specifies the obligations related to rollout (in particular for new buildings or buildings that can be connected on request and buildings without an address), reinforces the non-discrimination obligation (particularly with regard to information systems) and imposes an accounting reporting obligation.

The recommendation of December 8, 2020 clarifies a few additional points, in particular with regard to FTTE and the conditions for the renewal of co-funded usage rights.

Management of FTTH rollouts

Commitments made by Orange in the AMII zone under Article L. 33-13

In early 2018, Orange formalized its proposed FTTH rollout commitments in nearly 3,000 municipalities under Article L. 33-13 of the French Postal and Electronic Communications Code. Orange proposed that it commits to ensuring that, within its FTTH deployment scope in the AMII area: (i) by the end of 2020, 100% of homes and professional premises would have access to FTTH sales offers (including a maximum 8% of premises connectable on demand, excluding refusals by third parties), and (ii) by the end of 2022, 100% of homes and professional premises would be made connectable (excluding refusals by third parties). These commitment proposals took into account the agreement reached at the end of May 2018 by Orange and SFR which led to Orange withdrawing from 236 municipalities to SFR’s benefit.

Commitments proposed by Orange (and by SFR) were accepted by the French government on July 26, 2018 [23]

Calls for expressions of local commitments (AMEL) and "equity" deployments

In December 2017, the Government announced the launch of a procedure calling for shows of local commitments (AMEL) through which to identify operators wishing to deploy privately-funded FTTH connections beyond the current AMII zone.

Orange proposed to make commitments with respect to Article L. 33-13 under AMEL for the French departments of Lot-et-Garonne, Vienne, Deux-Sèvres and Haute-Vienne. Arcep has issued a favorable opinion on Orange’s proposed commitments in these four departments.

Lastly, Orange has offered the government commitments under Article L. 33-13 in the context of rollout projects using its own funds in other areas. These commitments are currently being examined by the authorities.

Completeness of FTTH networks

Under the obligation of completeness imposed in Decision No. 2010/1312, all infrastructure operators must have made all housing and professional premises in the rear area of a pooling point connectable (except in cases of refusal) within a reasonable period (between two and five years depending on the reasons for the decision) from the deployment of the pooling point.

At the end of 2018, then again at the end of 2020, Arcep issued Orange with formal notice to comply within one year with the completeness obligation for a list of pooling points (PPs) that had been in service for more than five years but had not reached the required completeness rate.

Price framework for access to the copper local loop

On December 17, 2020, Arcep adopted Decision No. 2020/1493, which defines a price framework for full unbundling and bitstream DSL access for the years 2021 to 2023. It sets maximum rates:

−    for fully unbundled access, the monthly recurring rate is capped at 9.65 euros from 2021 to 2023;

−    for bitstream DSL access, the monthly recurring rate is capped at 13.13 euros in 2021, 13.37 euros in 2022 and 13.53 euros in 2023.

Regulation of fixed telephony

New round of market analysis

As part of its fifth round of analysis of the relevant fixed markets for non-residential customers for the 2018-2020 period, on December 21, 2017, Arcep adopted Decision No. 2017/1568, which restricts the obligation to formalize a wholesale offer for access to telephone service to the non-residential market only. Wholesale non-residential line rental rates are now governed by Decision No. 2018/1523 of December 5, 2018. Contract caps were stable in 2020 compared with previous caps (12.32 euros per month for analog and 18.57 euros per month for digital). The cap for call origination collected at the Operator Connection Point associated with these contracts was 0.6958 euro cents per minute in 2020.

In July 2020, Arcep published a public consultation on the results of this market analysis and the outlook for the sixth round, for which it plans to set the proportion of the intensity of regulation in line with the challenges of a shrinking market, prioritize the migration of the switched telephone network (STN) directly to FTTH networks, and maintain a level playing field between Orange and alternative operators when the STN is closed. A decision on the sixth round is expected in mid-2021.

Fixed voice call termination

Following its Decision No. 2017/1453 of December 2017, Arcep removed the rate caps for the 2018-2020 period. Rates must be based on costs. Operators have left their rates unchanged since 2017.

Pursuant to the European Code, the European Commission has published a Delegated Act setting the level of mobile termination from 2021 (see Section 1.7.1.1 European Union).

Universal telephony service

The end of the period of Orange’s designation as Universal Service Operator on November 27, 2020 coincides with the transposition into national law of part of the new European Code. With regard to the Universal Service, the transposition was achieved through the promulgation on December 3, 2020 of the law on various provisions for adaptation to European Union economic and financial law.

The transposition of the European Code should lead to significant changes in the implementation of universal service by the Member States:

−    the Code extends the scope of universal service to include adequate broadband Internet access at a fixed location in addition to voice communications;

−    this service must be available and affordable, including for people on low incomes or with special social needs;

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−    the designation of one or more operators as Universal Service Operator in all or part of the country becomes the exception. Such designation may only be made after analysis based on a geographical survey [24], which must demonstrate that there is evidence of market failure and that other public policy instruments implemented are ineffective.

Following the opening of a penalty procedure (L. 36-11 of the French Postal and Electronic Communications Code) by Arcep in June 2018, Orange was given notice in October 2018 regarding its compliance with universal service quality of service obligations. Arcep set intermediate obligations for the months of November and December 2018, for each quarter of 2019 and for the full year in 2020.

Additionally, by its Decision No. 2020/0355 of April 23, 2020, Arcep set the definitive assessment of the net cost of universal service and operators’ contributions for 2018.

Quality of service of wholesale offers for B2C and B2B markets

Following the opening of a sanctions procedure (Article L. 36-11 of the French Postal and Electronic Communications Code) in September 2018, Arcep issued Orange with formal notice in December 2018 requiring it to comply, from the first quarter of 2019, with certain indicators relating to production processes and after-sales service for all of the following offers:

−    mass market: unbundling, offers activated without a service reinstatement time guarantee (DSL access);

−    B2B market: LPT, copper access (DSLE, C2E, CELAN), optical access (CE2O, C2E, CELAN).

As part of the new market analyses for the 2021-2023 period, provisions concerning compliance with quality of service indicators have been adopted.

1.7.1.3    Spain

1.7.1.3.1 Legal and regulatory framework

The 2009 Telecom Package was implemented into Spanish law by Royal Decree No. 726/2011 on universal service provision in May 2011 and Royal Decree No. 13/2012 of March 31, 2012.

The transposition of the European Electronic Communications Code (EU Directive 2018-1972) by a new law on telecommunications was the subject of a public consultation in September and October 2020.

The telecommunication sector is also covered by Law No. 15/2007 of July 3, 2007 relating to the implementation of competition rules.

The National Commission for Markets and Competition (CNMC), established by Law No. 3/2013 of June 4, 2013, brings together regulatory authorities from different economic sectors, including telecommunications, and the antitrust authority.

The Ministry of the Economy and the Digital Transition [25] is in charge of managing authorizations, spectrum allocation, numbering, approval of the cost of universal service, quality of service, as well as the settlement of disputes between consumers and operators that do not hold a dominant position.

1.7.1.3.2 Regulation of mobile telephony

Spectrum

• Summary of national spectrum allocated to Orange and their expiration year

800 MHz	900 MHz	1800 MHz	2.1 GHz	2.6 GHz	3.5 GHz
10 MHz duplex (2031)	10 MHz duplex (2030)	20 MHz duplex (2030)	15 MHz duplex +5 MHz (2030)	20 MHz duplex 2030	20 MHz duplex (2030) 70 MHz (2038)

Internal source.

5G

On July 21, 2020, the Ministry approved the modification of the national spectrum plan. The modification includes the setting of a maximum limit of 2x35 MHz that the same operator may use in the 700 MHz band for the provision of mobile broadband services.

On December 16, 2020, the Ministry of the Economy and the Digital Transition launched a consultation on the auction of spectrum in the 700 MHz band, with 2x30 MHz and 15 MHz SDL auctioned for a period of twenty years, and a total reserve price of 1.17 billion euros.

Mobile coverage

All operators holding 4G spectrum in the 800 MHz band must, by Ministerial Order ECE/1166-2018 of October 29, 2018, offer speeds of at least 30 Mbps in 2020. This obligation benefits 90% of the population in municipalities with fewer than 5,000 inhabitants.

Fourth round of analysis of the mobile call termination market (market 2/2014)

By its Decision No. 02/17/m²-2014 of January 18, 2018, the CNMC set price caps for traffic originating in the European Economic Area. The caps adopted show a glide path in mobile call termination rates.

(in euro cents/minute)	Until 01/30/2018	01/31/2018 -12/31/2018	01/01/2019-12/31/2019	From 01/01/2020
MNO, Full MVNO	1.09	0.70	0.67	0.64

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This decision also introduced new transparency rules: the notification to the CNMC of all interconnection agreements entered into by Spanish operators, including for companies within the same group, and the notification of agreements for the termination of mobile calls from countries outside the European Economic Area, if the rates are different from those applied in Spain.

Pursuant to the European Electronic Communications Code, the European Commission published a Delegated Act on December 21, 2020, setting the level of mobile call termination rates from 2021 (see Section 1.7.1.1 European Union).

1.7.1.3.3 Regulation of fixed telephony, broadband and very high-speed broadband Internet

Wholesale broadband access markets

The CNMC adopted its third round of analysis of the 3a/2014 and 3b/2014 and 4/2014 markets on February 25, 2016, by which it decided:

−    for market 3a:

-     to retain the copper network unbundling obligations introduced in the previous 2009 market analysis and to retain access to Telefónica civil engineering infrastructure,

-     to not impose ex ante asymmetrical obligations on Telefónica for the fiber network in 66 cities considered effectively competitive, representing 35% of the Spanish population, given that a Virtual Unbundled Local Access (VULA) offer must be made available for the rest of Spain;

−    for market 3b:

-     to progressively lift the ex-ante regulatory obligations in that part of Spain deemed competitive, and covering 58% of the existing broadband lines; and in the rest of Spain deemed non-competitive, to maintain an access obligation to Telefónica’s network, with the NEBA-copper offer, without limitation on bandwidth, and charged on a cost basis,

-     in the area declared competitive for new-generation networks (NGA), corresponding to 66 municipalities (approximately one-third of the population), to lift the obligation to provide a fiber bitstream offer (known as the NEBA offer) from September 2016,

-     in the zone declared non-competitive for NGAs, but deemed competitive for copper (approximately one-third of the population), to impose NEBA Fiber offer at rates meeting the economic replicability test until March 2018,

-     in the remaining area declared non-competitive, including for copper, to impose a NEBA fiber offer at rates that satisfy the economic replicability test with no time limit;

−    and for market 4, to maintain, throughout Spain, the NEBA-business offer obligation, concerning costs for copper and the economic replicability test for fiber.

On November 18, 2020, the CNMC launched a public consultation on the review of the very high-speed broadband market analysis (3a and 3b/2014). The regulator proposes to increase from 66 to 592 the number of municipalities deregulated for fiber access. These 592 municipalities represent approximately two-thirds of the Spanish population. The CNMC also proposes maintaining Telefónica’s obligations regarding access to civil engineering infrastructure as well as the obligations for unbundled access to the copper pair. However, the consultation does not include wholesale access obligations to Telefónica’s fiber network.

As regards the copper network, it is also proposed to deregulate bitstream access in all of these 526 new municipalities, notwithstanding the fact that unbundling (LLU) is no longer available. The final decision is expected in the second half of 2021.

NEBA reference offers (bitstream)

Since 2018, the CNMC has revised the "economic replicability test" (ERT) of Telefónica’s offers, which is used to set the wholesale price of fiber. This test should confirm that the prices of Telefónica’s wholesale fiber offers (NEBA-local and NEBA-fiber) allow alternative operators to replicate the main fiber offers offered by the incumbent.

In this context, on April 25, 2018, the CNMC published the first results of the ERT test of Telefónica’s offers, which resulted in the monthly fee for the NEBA local offer (local activated offer) and the access part of the NEBA fiber offer (activated offer) being set at 17.57 euros.

On December 2, 2020, the CNMC published the results of the third ERT review. As a result, Telefónica had to lower its access prices to the NEBA and VULA offers to 16.86 euros.

Fixed voice call termination rates

As part of its fourth round of fixed call termination market analysis (Market 1/2014), on July 25, 2019, the CNMC published the ANME/DTSA/003/18/M1-2014 decision gradually reducing fixed call termination rates. These prices apply only to traffic coming from the European Economic Area.

The caps decided on are:

(in euro cents/minute)	Until 07/31/2019	08/01/2019-12/31/2019	01/01/2020-12/31/2020	From 01/01/2021
	0.0817	0.0643	0.0593	0.0545

Pursuant to the Code, on December 21, 2020, the European Commission published a Delegated Act setting the level of fixed call termination from 2021 (see Section 1.7.1.1 European Union).

1.7.1.4    Poland

1.7.1.4.1 Legal and regulatory framework

Orange’s businesses are governed by the law of July 16, 2004 on telecommunications, transposing the 2002 European Telecom Package concerning electronic communications into Polish law, and by the law of February 16, 2007 concerning competition and consumer protection. The law of December 2012, transposing EU directives issued in 2009, came into force on January 21, 2013. The law of May 7, 2010, on developing telecommunication networks and services, provides access to telecommunications and other technical infrastructures funded by public funds. This law was revised and amended on August 30, 2019 by transposing Directive 2014/61/EU on broadband cost reduction.

The transposition of the Code by a new law on electronic communications was the subject of a public consultation opened on July 29, 2020. Legislative work is ongoing.

The Ministry of Digitization, created in November 2015, was incorporated into the Prime Minister’s Office on November 6, 2020, as a result of the government reshuffle.

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The Office of Electronic Communications (UKE) is responsible, in particular, for telecommunication regulation and spectrum management, as well as certain functions related to broadcasting services.

The Office of Competition and Consumer Protection (UOKiK) is responsible for the application of competition law, merger control and consumer protection.

1.7.1.4.2 Regulation of mobile telephony

Spectrum

• Summary of spectrum allocated to Orange and their expiration year

800 MHz	900 MHz	1800 MHz	2.1 GHz	2.6 GHz
10 MHz duplex (2030)	7 MHz duplex (2029)	10 MHz duplex (2027)	15 MHz duplex +5 MHz (2022)	15 MHz duplex (2030)

Internal source.

5G

700 MHz band: as part of the deregulation of 700 MHz spectrum for mobile networks, the UKE has initiated a coordination process with neighboring countries, including Russia. On January 11, 2019, Poland asked the European Commission to extend the deadline to June 2022 due to spectrum coordination problems at borders.

3.4-3 8 GHz spectrum band: on March 15, 2019, Parliament adopted, then published on April 5, 2019 amendments to the Telecommunications Act allowing operators to use the 3.4-3 8 GHz spectrum bands free of charge for the testing of new technologies or for the reallocation of spectrum. Auctions began on March 6, 2020, but were canceled on May 20, 2020 following the entry into force on May 16, 2020 of the law on the Covid-19 health crisis, which introduced security obligations regarding the spectrum allocation procedure. The new security constraints forced the UKE to start the procedure again from scratch.

Mobile voice call termination rates

The mobile voice call termination rate has been 0.0429 zloty per minute since July 1, 2013.

Pursuant to the European Code, on December 21, 2020 the European Commission published a Delegated Act setting the level of mobile termination from 2021 (see Section 1.7.1.1 European Union).

Infrastructure sharing

The network sharing agreement between Orange and T-Mobile Polska, which dates from 2011, was extended to 4G in December 2016. On May 22, 2018, Orange and T-Mobile decided to end spectrum sharing in the 900 MHz and 1800 MHz bands.

Application of Roaming Like at Home regulation

To cope with a massive increase in traffic volumes for certain categories of customers, the UKE has granted Orange an exemption, as allowed by the TSM regulation [26], enabling it to charge its roaming customers a surcharge. This exemption authorization, granted in April 2018 for a one-year period, was renewed in April 2019, but not in 2020. Orange ceased to apply surcharges in April 2020.

1.7.1.4.3 Regulation of fixed telephony, broadband and very high-speed broadband Internet

The ex-ante regulation of Orange’s fixed services, for the areas defined as non-competitive, relates solely to wholesale offers.

Deregulation of markets 1 and 3/2003

On June 26, 2018, the European Commission approved the decisions to deregulate markets 1 and 3/2003 (access to the public telephone network at a fixed location for residential and non-residential customers). The deregulation decision provides for a transition period of two years corresponding to the maximum duration of the contracts agreed by the operators and their private customers.

Analysis of the wholesale very high-speed broadband market (markets 3a/2014 and 3b/2014)

On October 22, 2019, the UKE published the decisions relating to markets 3a/2014 and 3b/2014.

According to the regulator, market development and increasing competition justify further market deregulation. As a result, UKE decided to increase the number of deregulated zones:

−    in market 3a/2014, to 51 municipalities;

−    in market 3b/2014, from 76 to 151 municipalities.

Under these new decisions, out of a total of approximately 14.6 million households, around six million households are deregulated on bitstream access, and around 2.3 million households are deregulated on bitstream access and unbundling.

Reference offer for fixed markets

The reference offer relates to all wholesale fixed-line services: call origination and termination, wholesale subscription, partial and total unbundling, and bitstream access.

On September 17, 2020, the European Commission approved the changes to Orange’s reference offer without comment.

Fixed call termination rates

The fixed call termination rate has been 0.0273 PLN per minute since March 2019.

Pursuant to the European Code, on December 21, 2020 the European Commission published a Delegated Act setting the level of mobile termination from 2021 (see Section 1.7.1.1 European Union).

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1.7.1.5    Other EU countries where the Orange group operates

1.7.1.5.1 Belgium

Spectrum

• Summary of spectrum allocated to Orange and their expiration year

800 MHz	900 MHz	1800 MHz	2.1 GHz	2.6 GHz
10 MHz duplex (2033)	12 MHz duplex (2021)	25 MHz duplex (2021)	15 MHz duplex +5 MHz (2021)	20 MHz duplex (2027)

Internal source.

5G

On October 25, 2018, the Belgian Institute for Postal Services and Telecommunications (BIPT)) published the "national roadmap" for the 700 MHz band in application of the European regulation on the use of the 470-790 MHz spectrum band in the European Union.

The timetable for future allocations has not been announced, but on July 14, 2020 BIPT allocated temporary rights in the 3.6-3.8 GHz band to Orange, as well as to four other operators. These temporary rights allow the first developments in this 5G spectrum band, and are applicable until allocations by auction. These BIPT decisions have been appealed against before the Market Court by associations opposed to 5G.

On January 21, 2021, the government approved the Royal Decree and the draft law establishing the framework for 5G allocations (700 MHz, 1400 MHz and 3.4-3.8 GHz) and the renewal of licenses in the 900 MHz, 1800 MHz and 2100 MHz bands.

Mobile voice call terminations

Orange’s mobile call termination rate has been 0.99 euro cents per minute since May 2017, based on the long-term incremental cost model of an efficient generic operator.

Pursuant to the European Code, on December 21, 2020 the European Commission published a Delegated Act setting the level of mobile termination from 2021 (see Section 1.7.1.1 European Union).

Cable wholesale broadband markets

The market review consultation was launched in July 2017 by the Conference of Electronic Communications Regulators (CRC) [27]. The review concluded that there were different wholesale markets for central access (copper/fiber versus cable) and for television (IPTV versus cable). On May 25, 2018, the European Commission commented on the draft decisions for the wholesale broadband markets (markets 3a and 3b/2014) and on the wholesale television distribution market. The European Commission did not block the proposal to define two central access wholesale markets for the copper and fiber optic networks and for coaxial cable, despite its comments on the measure. After the filing and subsequent dismissal of various appeals in 2019, the CRC submitted its draft decision on the new wholesale cable network access rates in April 2020. It was approved with comments by the European Commission on May 5, 2020. The decision was published by the CRC on May 26, 2020 and has been applicable since July 1, 2020.

Regarding wholesale fiber prices, based on "cost plus", as well as one-time rates such as activation and installation rates (for both fiber and cable), the public consultation ended on October 30, 2020.

1.7.1.5.2 Romania

Spectrum

• Summary of spectrum allocated to Orange and their expiration year

800 MHz	900 MHz	1800 MHz	2.1 GHz	2.6 GHz	3.4-3.8 GHz
10 MHz duplex (2029)	10 MHz duplex (2029)	20 MHz duplex (2029)	15 MHz duplex +5 MHz (2031)	20 MHz duplex (2029)	25 MHz duplex +10 MHz duplex +45 MHz (2025)

Internal source.

Orange won additional spectrum on August 14, 2018 at a private auction organized by 2K Telecom for the allocation of 2x10 MHz blocks in the 3.5 GHz band, valid until 2025, for 3.35 million euros.

On July 29, 2019, the regulator Ancom launched a public consultation on the terms and conditions of the auction of licenses in the 700 MHz, 800 MHz, 1500 MHz, 2600 MHz and 3400-3800 MHz spectrum bands. The consultation ended on September 2, 2019. The allocation of the 5G spectrum, initially planned for the end of 2019, has been deferred until the second quarter of 2021.

Mobile voice call termination rates

The mobile call termination rate has been 0.76 euro cents per minute since January 1, 2020. It applies to national calls and calls originating from within the European Economic Area (EEA), but also to calls from outside the EEA.

Pursuant to the European Code, on December 21, 2020 the European Commission published a Delegated Act setting the level of mobile termination from 2021 (see Section 1.7.1.1 European Union).

Wholesale broadband markets

In the context of its third round of analysis of the 3a and 3b markets, on October 19, 2020, Ancom confirmed that the retail broadband market is effectively competitive, and that, as a consequence, no obligation should be imposed on the two wholesale markets. The European Commission approved the conclusions, while suggesting that the market be monitored.

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1.7.1.5.3 Slovakia

Spectrum

• Summary of spectrum allocated to Orange and their expiration year

700 MHz	800 MHz	900 MHz	1800 MHz	2.1 GHz	2.6 GHz	3.4-3.8 GHz
10 MHz duplex (2040)	10 MHz duplex (2028)	10 MHz duplex (2025)	15 MHz duplex (2025) +5 MHz duplex (2026)	20 MHz duplex +5 MHz (2026)	30 MHz duplex (2028)	40 MHz duplex (2025)

Internal source.

3.4-3.6 GHz band

In August 2019, Orange acquired a total of 40 MHz from Slovanet in two 20 MHz coupled-spectrum blocks (3470 MHz-3490 MHz/3570 MHz-3590 MHz), with licenses valid until 2025.

5G

On November 23, 2020, the Slovak regulator (RU) announced the results of the auction for the 5G spectrum in the 700 MHz and 900 MHz bands.

A total of 82.4 MHz was offered at auction, consisting of 2x30 MHz in the 700 MHz band, 2x4.2 MHz in the 900 MHz band, and 2x9 MHz in the 1800 MHz band. Licenses in the 700 MHz band are valid for twenty years, until December 31, 2040. Licenses in the 900 MHz and 1800 MHz band will be valid until December 31, 2025. In this context, Orange acquired 2x10 MHz in the 700 MHz spectrum band for 33.6 million euros.

Mobile voice call termination rates

The mobile call termination rate of all operators has been 0.818 euro cents per minute since August 1, 2019.

Pursuant to the European Code, on December 21, 2020 the European Commission published a Delegated Act setting the level of mobile termination from 2021 (see Section 1.7.1.1 European Union).

Wholesale broadband and very high-speed fixed broadband markets

The Slovakian regulator completed its third round of analysis of the 3a, 3b and 4/2014 markets and published its decisions on markets 3a and 3b on January 19, 2018, and on market 4 on November 7, 2016. The regulator eased regulations:

−    in market 3a, by excluding unbundling of the local sub-loop, while maintaining unbundling in the local copper loop, and by limiting the regulatory obligations of NGA offers to the economic replicability test and to a technical equivalence of inputs;

−    in market 3b, by imposing a replicability test of 2P offers and multicast IPTV wholesale access offers, instead of regulated prices;

−    in market 4, by eliminating the sector-based regulatory obligations, because of the competitive nature of the market.

The RU published rate caps for access to fixed physical infrastructure (civil engineering) on October 17, 2018. The maximum monthly fees are as follows: access to ducts (0.257 euro/month/meter), HDPE tube (0.128 euro/month/meter) and micro-tube (0.116 euro/month/meter). This is a significant decrease in the access rates for the infrastructure.

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1.7.1.6    Non-EU countries where the Orange group operates

The table below shows the type of licenses held by Orange and their expiration dates at December 31, 2020 in each country in which it operates in the Africa and Middle East region:

Renewal of licenses in the MEA region

	Expiration of current license	Type of license
Botswana	September 2033	Network, including
2G-3G spectrum
Botswana	September 2033	Services and applications
Botswana	August 2025	4G spectrum
Burkina Faso	May 2035	Fixed, mobile 2G-3G-4G
(2G - 3G - 4G)
Cameroon	January 2030	2G - 3G - 4G
Côte d’Ivoire	April 2032	Global [28](2G - 3G - 4G)
Egypt	October 2031	2G - 3G - 4G,
virtual fixed license
Guinea-Bissau	April 2025	2G - 3G - 4G
Guinea	March 2029	2G - 3G - 4G
Jordan	May 2024	2G - 3G
Jordan	September 2030	4G
Jordan	May 2024	Fixed
Liberia	July 2030	Global (2G - 3G - 4G)
Madagascar	April 2025	2G - 3G - 4G
Mali	July 2032	Global (2G - 3G - 4G)
Morocco	August 2024	2G
Morocco	December 2031	3G
Morocco	April 2035	4G
Morocco	April 2036	Fixed
Mauritius	November 2021	2G - 3G - 4G
Mauritius	November 2025	Fixed
Central African Republic	May 2027	Global (2G - 3G)
Democratic Republic of the Congo	October 2031	2G - 3G
Democratic Republic of the Congo	May 2038	4G
Senegal	August 2034	Global (2G - 3G - 4G)
Sierra Leone	July 2031	2G - 3G
Sierra Leone	March 2034	4G
Tunisia	July 2024	Global (2G - 3G)
Tunisia	March 2031	4G

Source: data from national regulators.

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1.7.2    Regulation of banking activities

The Covid-19 pandemic caused a very high level of volatility in the financial markets, which led to an increase in yields on public debt and consequently unrealized losses on the portfolios of public debt held by banks. Against that backdrop, to give banks the ability to continue financing businesses and households, the European Central Bank (ECB) adopted a set of strong measures (the "European package") in favor of bank liquidity and good financing of the economy. They include:

−    the postponement by the Basel Committee until January 1, 2023 of the revision of the requirements in terms of credit risk, operational risk and market risk (Basel III);

−    the postponement of banking stress tests across the euro zone and an easing of regulatory requirements;

−    the easing of the deadlines and procedures for submitting reporting statements to prudential supervision and resolution authorities, numerous measures relating to capital buffers, and a broad set of measures to ease guarantees;

−    recommendations to banks not to pay dividends or buy back shares.

At the same time, national governments took measures within each country to implement these decisions and ensure support for SMEs. In France, the government took, among others, the following measures:

−    implementation of a government-guarantee mechanism for loans of up to 300 billion euros granted by credit institutions (decree of March 23, 2020). The government also took measures allowing more favorable prudential treatment by banks of their exposure to SMEs and infrastructure;

−    simplification of the conditions for modifying the bank card payment limit (lifted from 30 euros to 50 euros per transaction in order to limit physical contact between customers and merchants) and use of digital channels for business credit (Government order No 2020/534 of May 7, 2020);

−    extension of deadlines and adjustment of recovery procedures during the health crisis, in particular with regard to the application of penalty payments, contractual clauses aimed at penalizing non-performance by debtors and deadlines for terminating or opposing the renewal of contracts, by a series of Government orders (March 25, 2020, April 15, 2020, May 13, 2020 and June 3, 2020), which had a significant impact on Orange Bank, in particular for its credit activity.

In addition, a series of reforms unrelated to the health context were implemented during the year, including:

−    corrigendum to Directive (EU) 2019/878 of the European Parliament and of the Council of May 20, 2019 with regard to exempted entities, financial holding companies, mixed financial holding companies, remuneration, supervisory measures and powers, and own capital conservation measures;

−    European Directive (EU) 2018/822 of the Council of May 25, 2018 on the automatic and compulsory exchange of information on cross-border arrangements that must be declared to tax authorities. French banks are therefore subject to new reporting obligations from January 31, 2021;

−    ECB guide to climate and environmental risks for banks. The ECB published the final version of the guide on November 27, 2020, and banks must conduct a self-assessment in early 2021 in relation to its expectations;

−    Decree No. 2020/889 of July 20, 2020 modifying the conditions for credit institutions’ assessment of the financial fragility of their account-holding customers;

−    Decree No. 2020-1703 of December 24, 2020 transposing Directive 2019/879 of the European Parliament and of the Council of May 20, 2019 on the loss absorbing and recapitalization capacity of credit institutions and investment firms.

Lastly, with regard to the fight against money laundering and the financing of terrorism (AML/CFT), a number of regulations were adopted during the year, in particular:

−    transposition of the fifth AML directive via the Government order and decrees of February 12, 2020 amending the French Monetary and Financial Code. The major changes relate to customer identification requirements at the start of a relationship and the strengthening of certain aspects of the AML/CFT system;

−    ACPR guidelines of March 16, 2020 specifying the organizational rules of the AML/CFT systems of banking groups, as well as the controls, procedures and risk classification to be implemented by branches and subsidiaries in order to ensure their consolidated management. In particular, they provide for the appointment of a manager responsible for overseeing the implementation of the rules and for informing managers and supervisory bodies. They also cover the exchange of information between entities and the rules governing internal control;

−    Government order No. 2020-1342 of November 4, 2020 strengthening the mechanism for freezing and prohibiting the provision of assets.

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[1]     Including network equipment for telecom operators, servers for IT companies, and production and broadcasting equipment for TV industry players.

[2]     Source: IDATE DigiWorld 2021 https://fr.idate.org/impact-de-la-crise-covid-19-sur-leconomie-numerique/.

[3]     Source: IDATE DigiWorld 2021 https://fr.idate.org/impact-de-la-crise-covid-19-sur-leconomie-numerique/

[4]     The Mobile Economy Sub-Saharan Africa 2020 (https://www.gsma.com/mobileeconomy/wp-content/uploads/2020/09/GSMA_MobileEconomy2020_SSA_Eng.pdf)

[5]     See définition in Section 2.2.4.4.1 Orange’s environmental commitment

[6]     See définition in Section 2.2.4.4.1 Orange’s environmental commitment

[7]     See définition in Section 2.2.4.4.1 Orange’s environmental commitment

[8]     Respectively the Retail and Pro-SME markets.

[9]     Mainland France, Overseas Departments and Overseas Territories.

[10]    Mainland France, excluding Overseas Departments and Overseas Territories.

[11]    Source: Orange estimates.

[12]    Source: Orange estimates.

[13]    Source: Orange estimates.

[14]    Source: Orange estimates.

[15]    Source:Orange estimates.

[16]    Source:Orange estimates.

[17]    See Section 7.2.2 Glossary of technical terms.

[18]    See Section 7.2.2 Glossary of technical terms;

[19]    Telecom Single Market, or TSM.

[20]    These rules amended Regulation 531/2012 of June 13, 2012 on roaming using public mobile communications networks within the Union (Roaming III). These new roaming rules are known as "Roaming-Like-At-Home". They are rounded out by an implementing regulation on reasonable usage rules for intra-European roaming adopted on December 15, 2016.

[21]    Directive 2000/31/EC of the European Parliament and of the Council of June 8, 2000 on certain legal aspects of information society services, in particular electronic commerce, in the Internal Market.

[22]    i.e. applying only to Orange as an operator exercising significant influence.

[23]    Decrees published in the Official Journal of July 31, 2018.

[24]    provided for in Article 22 of Directive (EU) 2018-1972.

[25]    Ministerio de Asuntos Económicos y Transformación Digital, which replaced the Ministerio de Economia y Empresa (MINECO) in February 2020.

[26]    See above 1.7.1.1 European Union.

[27]    The CRC brings together the BIPT, the CSA, the Mediensat and the VRM.

[28]    Global: refers to the type of license that allows an operator to offer both fixed and mobile services through all of the available technologies (depending on the country, the Global license does not include 4G technology).

2.       Risk factors and business control framework

2.1         Risk factors

2.1.1       Operational risks

2.1.2       Legal risks

2.1.3       Financial risks

2.1.4       Non-financial risks

2.2         Activity and risk management framework

                INTENTIONNALLY OMITTED

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2.1    Risk factors

In addition to the information contained in this Universal Registration Document, investors should carefully consider the risks outlined below before making their investment decision. Orange’s view at the date of this Universal Registration Document is that these risks could have a material adverse effect (i) on its business, financial position, earnings, reputation or outlook, or (ii) on its stakeholders. In addition, other risks and uncertainties, as yet unidentified or, at the date of this Universal Registration Document, not currently considered to be material by Orange, could have similar adverse effects. Investors could lose all or part of their investment if these risks were to materialize.

In assessing the materiality of these risks, the results of mitigation policies implemented by Orange are taken into account. Only the risks still deemed material at Group level, despite these policies, are set out below.

Risks are presented in this section under four categories:

−    for Orange:

-     operational risks relating to Orange’s business activities (see Section 2.1.1),

-     risks of a legal nature (see Section 2.1.2),

-     financial risks (see Section 2.1.3);

−    for Orange and its stakeholders: the main "non-financial" risks relating to the employee-related, social and environmental consequences of Orange’s business activities, and the effects of those activities in terms of respect for human rights, anti-corruption measures and tax evasion (see Section 2.1.4).

These categories are not presented in order of importance. However, within each category, risk factors are presented in descending order of importance as determined by Orange at the date of this Universal Registration Document. Orange may change its view of their relative importance at any time, notably in the event of external or internal developments.

Several other sections of this Universal Registration Document also discuss risks in some detail:

−    for the effects on Orange of the continuing health crisis related to the Covid-19 pandemic and its global economic and social consequences, see Section 1.3 Significant events;

−    for risks relating to the global telecommunication services market, Orange’s overall strategy and its business model, see Section 1.2;

−    for risks relating to regulation and regulatory pressure, see Section 1.7 Regulation of activities and Note 18 Litigation to the Consolidated Financial Statements (Section 3.3);

−    for risks relating to litigation involving the Group, see also Note 11 Taxes and Note 18 Litigation to the Consolidated Financial Statements and, where applicable, Section 3.2.1 Recent events;

−    for risks relating to the Group’s employee-related, social and environmental responsibility, see Section 4;

−    for financial risks, see:

-     Note 8 to the Consolidated Financial Statements for the key assumptions used to determine the recoverable amount of the main activities and specific risk factors that may affect this amount,

-     Notes 9 and 12 to the Consolidated Financial Statements for asset impairments,

-     Note 13.8 to the Consolidated Financial Statements for derivatives,

-     Note 14 to the Consolidated Financial Statements for the management of interest rate risk, foreign exchange risk, liquidity risk, covenants, credit risk and counterparty risk, and equity market risk. The policies for managing interest rate, foreign exchange and liquidity risk are set by the Treasury and Financing Committee. See Section 5.2.2.3 Executive Committee and Group governance committees;

−    for the insurance plan, see Section 2.2.3.3 Insurance;

−    more generally, risk management policies throughout the Orange group are discussed in Section 2.2 Activity and risk management framework, which is an integral part of the Management Report.

The effects of the global macroeconomic situation stemming from the international health crisis are included in the analysis below.

2.1.1      Operational risks

Operational risks mainly include risks related to the telecommunication sector, and risks related to Orange’s strategy and business. In addition, risks with potentially significant employee-related, social and environmental consequences are presented in Section 2.1.4.

A significant portion of Orange’s revenue is generated in highly competitive markets where pricing pressure is strong and regulatory decisions are decisive.

High ●●●

In France and Spain in particular, Orange is facing persistently fierce competition, mainly on prices, including in the market for new services. At the same time, the operation of national markets is subject to decisions by industry regulators and competition authorities. Against that backdrop, Orange is pursuing its policy of moving towards a multi-service operator model by offering convergent offers (very high-speed fixed and mobile broadband) and by improving the quality of its services.

If Orange were unable to implement this strategy, it could lose market share and see its margins narrow.

For further information about competition, see Section 1.4 Operating activities.

The existence of a high level of consolidation among Orange’s critical suppliers poses a risk to the Group’s business.

High ●●●

Orange’s critical suppliers, particularly in the areas of network infrastructure, information systems and mobile devices, operate in highly consolidated markets. Despite Orange’s secure purchasing policies, this consolidation poses a risk to the Group’s current or future business (for example, the supply of hardware for 5G networks) in the event that one of these suppliers were to fail or decided to change its business practices, regardless of the cause, including in the event of international economic sanctions against such critical supplier or its country of origin. Any significant change in critical suppliers or their business relationship with Orange may also impact the terms of their partnership with Orange.

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If one of these situations were to occur, Orange’s business, earnings and reputation could be permanently adversely affected.

Orange is faced with constantly increasing demand for connectivity and must therefore accelerate the rollout of its networks while improving quality of service, but such investments are constrained by the availability of resources.

High ●●●

Orange must accelerate the rollout of its fixed and mobile broadband and very high-speed networks in regional areas and improve the quality of service of its networks to meet the increased needs for connectivity and prepare for the arrival of 5G. Orange has also made commitments regarding geographic coverage and quality of service to central government and local authorities in France. However, Orange’s investment capacity is constrained by the availability of human, industrial and financial resources, both its own and those of its subcontractors. Against that backdrop, Orange is ramping up its strategy of co-financing investments and pooling network infrastructure.

Failure to meet these expectations in a balanced manner could have an adverse effect on Orange’s earnings and reputation.

The shift of Orange’s ecosystem towards a more open and fragmented model enables global players to take an increasing share of the service and network value chain.

High ●●●

Competition with Over-The-Top (OTT) service providers and Internet giants in the provision of value-added services using the networks is spreading to individual access services made possible by technological changes and the growing number of connected objects. This competition could intensify with the launch of 5G, and extend to the growth in international capacity requirements. Operators such as Orange, for which the direct relationship with customers is a source of value, could be marginalized.

Moreover, the opening up and fragmentation of network ecosystems enables existing players (infrastructure managers, non-telecom networked businesses such as railways, local authorities or Cloud service providers) to offer network services, and new players (SD-WAN, etc.) to position themselves as aggregators of such services, a role traditionally filled by integrated operators such as Orange.

These two developments could adversely affect Orange’s revenue and outlook.

The development of mobile financial services activities in an increasing number of countries confronts Orange with risks specific to this sector in each of its host countries.

High ●●●

Mobile financial services, including banking, expose Orange to industry-specific risks such as money laundering, terrorist financing and non-compliance with economic sanctions programs, as well as common risks that are particularly sensitive in mobile financial services, such as fraud, cyberattacks and service disruption.

If they were to materialize, these risks could have a material adverse effect on the Group’s financial position, the success of its strategy and its reputation.

Orange’s broad geographic footprint and the scope of its activities expose it to geopolitical, macroeconomic, fiscal and regulatory risks.

High ●●●

Against the backdrop of a global macroeconomic crisis in which all countries are seeking to keep their economies functioning, political instability, and changes in the economic, regulatory, fiscal or industrial relations environment in Orange’s host countries expose Orange to a two-edged threat. First, decisions contrary to its interests could be taken by governmental or judicial authorities, such as new taxes or fines that, if contested, could lead the authorities to decide to suspend services. Second, many customers, in particular businesses, may have difficulty maintaining economic activity, pursuing a business relationship or fulfilling their financial obligations towards Orange. In addition, in the emerging countries where the Group operates, its contribution to local economic activity is often significant, whereas its image is sometimes linked to that of the French government. In this uncertain context, the value or sustainability of investments made in certain countries could be negatively impacted by international economic sanctions imposed on those countries.

Such situations could call into question the profitability outlook justifying investment decisions and adversely impact the Group’s financial position and earnings.

Orange is exposed to the risk of an interruption of its services.

High ●●●

Due to the essential nature of telecommunications, compounded by lockdown decisions and the swift and massive take-up of telework with the Covid-19 pandemic, the networks of telecommunications operators are particularly exposed to risks of service disruption linked to intentional and sometimes criminal acts.

Interruptions to the services provided to customers may occur as a result of malicious human acts (such as infrastructure sabotage) or via cyberattacks, but also at the request of government or judicial authorities.

Interruptions may also be unintentional. They can occur as a result of extreme weather events, human error, such as when subcontractors work on shared infrastructure, in conjunction with the failure of a critical supplier, or when new applications or software are rolled out. Lastly, they can occur as a result of capacity saturation resulting from the uninterrupted development of digital uses, and particularly during periods of intense traffic in the unprecedented and exceptional situation observed over recent months characterized by massive use of digital technology in economic life,

Despite the business continuity and crisis management measures taken by Orange to protect and resize its networks, the likely sustainability of massive use of telework, the high frequency of cyberattacks, the implementation of all-IP technologies, the increase in the size of service platforms and the consolidation of equipment in a reduced number of buildings mean that service interruptions could affect a larger number of customers and several countries at the same time in the future.

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Such events could cause serious damage to Orange’s reputation, give rise to liability claims against it and result in a reduction in traffic and revenue, thereby adversely impacting its earnings and outlook. If they were to occur at the level of one or several countries, they could also trigger crisis situations potentially affecting the security of the countries concerned.

Orange is exposed to risks of inappropriate disclosure or modification of stakeholder data in its possession, particularly in the event of cyberattacks.

Medium ●●○

Orange’s business activities require the transmission through its networks and storage on its infrastructure of data belonging to business or government customers, suppliers, partners and all stakeholders other than natural persons (see Section 2.1.4 for information relating to risks regarding personal data). The increasing use of Cloud services and the outsourcing of digital services exposes it to risks of loss, disclosure, unauthorized communication to third parties or inappropriate modification of such data, potentially resulting from (i) the implementation of new services or applications, (ii) the development of new businesses in the field of connected objects, (iii) malicious acts (such as cyberattacks) targeting data in Orange’s possession, or (iv) negligence or errors that may be committed within Orange or by Group partners to which certain operations are outsourced.

The Group could be held liable if these risks were to materialize. Moreover, even though the Group’s stakeholders have high expectations in terms of security, given Orange’s positioning as a trusted operator, its reputation could be significantly adversely affected, which would then materially and adversely affect its future earnings.

Orange’s strategy to develop its new growth drivers may fail to yield the expected results in an international context of sustained economic and social crisis.

Medium ●●○

Orange’s strategy is to develop its business in high-growth regions, with a particular focus on mobile financial services (including mobile banking), cybersecurity and B2B IT services. Although based on the Group’s strengths (capacity for innovation, digital expertise, distribution strength, broad footprint in the MEA region and brand awareness), the development of these new businesses, which requires significant resources without guaranteeing that the use of the corresponding services will gain sufficient traction to generate a return on these investments, depends on the ability of many economic players, including Orange’s current and future customers, to recover from the economic and social consequences of theCovid-19 pandemic.

If Orange were unable to implement this strategy, it could lose market share and see its margins narrow.

The Group’s brand policy, combined with a strategy of geographic expansion and diversification into new businesses, represents a risk for the Orange brand image.

Medium ●●○

Orange’s strategy of accelerating its business activities in growth areas entails execution risks inherent to new businesses (particularly Mobile Banking and cyberdefense) and the countries into which the Group is expanding. If these risks were to materialize, and although the Group pays great attention to preserving the value of the Orange brand, which is a major asset, they could adversely affect the company’s reputation, particularly in the mature mobile telephony sector.

In the event of significant damage to the Orange brand image, the Group’s earnings and outlook could be affected.

Orange’s technical infrastructure is vulnerable to damage caused by intentional or accidental damage, but also by natural disasters, the frequency of which is increased by climate change.

Medium ●●○

Natural disasters, intentional damage caused by war, terrorism or social unrest, as well as other accidental events such as fires, errors or negligence during civil engineering work on infrastructure could lead to significant destruction of Orange’s facilities, resulting in both service interruptions and high repair costs. The frequency and intensity of weather events related to climate change (e.g., floods, storms, heat waves) are increasing, which could aggravate disasters and increase related damage. In the medium term, rising sea levels could affect sites and facilities located near the coast more often. While coverage of claims by insurers could decrease further, the damage caused by major disasters could result in significant costs to Orange, and could thus seriously and adversely affect its financial position and outlook.

The scope of Orange’s business activities and the interconnection of its networks expose the company to a variety of acts of technical fraud, specific to the telecommunication sector.

Low ●○○

Orange faces various types of fraud on its telecommunication services activities, which may target it directly or its customers. In a context of increasing technological complexity, network virtualization, and acceleration of the implementation of new services or new applications, types of fraud that are more difficult to detect or control may also appear, favored for instance by the development of mass data processing, which increases scope for possible attacks, particularly cyberattacks.

If significant fraud were to occur, Orange’s revenue, margins, quality of service and reputation could be adversely affected.

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2.1.2      Legal risks

Orange operates in highly regulated markets, and its business activities and earnings could be materially affected by changes in laws or regulations, including those that are extraterritorial in nature, or by changes in government policy.

High ●●●

In most of the countries where it operates, Orange has little flexibility to manage its business activities because it must comply with increasingly numerous and restrictive requirements relating to the provision of its products and services, primarily relating to obtaining and renewing licenses to operate its activities. Orange must also comply with its own regulatory obligations and oversight by authorities seeking to maintain effective market competition, as well as, in some countries, additional constraints owing to its historically dominant position in the fixed telecommunication market.

Orange’s business and earnings could be materially affected by changes in laws or regulations, some of which may be extraterritorial in nature, or by changes in government policy, including decisions made by regulatory or competition authorities regarding:

−    the modification or renewal under unfavorable conditions, or even the withdrawal, of fixed or mobile operator licenses;

−    conditions governing network access (primarily those in connection with roaming or infrastructure sharing);

−    service rates;

−    the introduction of new taxes or increases in existing taxes on telecommunication companies, including the introduction of taxes aimed at facilitating the achievement of countries’ carbon neutrality targets (such as taxes on use or handset purchases);

−    banking and financial supervision, and any related compliance regulations such as laws and regulations on economic sanctions;

−    non-financial corporate obligations;

−    data security;

−    merger and acquisition policy;

−    regulations affecting operators of competing sectors, such as cable;

−    consumerism legislation.

Such decisions could materially adversely affect the Group’s revenue and earnings.

For further information on regulatory risks, see Section 1.7 Regulation of activities.

Orange is regularly involved in litigation, the outcome of which could have a material adverse effect on its earnings, financial position or reputation.

Medium ●●○

Orange believes that, in general and in the countries where it operates, it complies with the specific regulations in force in all material respects, as well as with the conditions governing its operator licenses. However, it is not able to predict the decisions of supervisory or judicial authorities, which are regularly asked to rule on such issues. If Orange were to be ordered by the competent authorities of a country in which it operates to pay an indemnity or a fine, or to suspend certain of its business activities, based on a breach of applicable regulations, its financial position and earnings could be significantly adversely affected.

In addition, Orange (particularly in France and Poland) is frequently involved in proceedings with its competitors and the regulatory authorities due to its p-eminent position in certain of the markets where it operates, and the claims made against Orange can be very substantial. In the past, the Group has been fined several tens of millions of euros or even several hundreds of millions euros for cartel practices or for abusing its dominant position. The Group is also involved in substantial commercial litigation with potentially very significant penalties. The outcome of lawsuits is inherently unpredictable.

For proceedings before the European competition authorities, the maximum amount of fines provided for by law is 10% of the consolidated revenue of the offending company (or the Group to which it belongs, as the case may be).

Lastly, due in particular to its relationships with numerous partners, suppliers and subcontractors, Orange is exposed to a growing risk of legal action by various stakeholders from civil society alleging shortcomings on environmental, employee-related or social matters. That could be the case, for instance, if Orange were to distribute products that are found to contain rare minerals extracted under non-compliant conditions. Such actions could cause significant damage to Orange’s reputation.

The main proceedings involving Orange are described in Note 11 Taxes and Note 18 Litigation to the Consolidated Financial Statements. Developments in or the outcome of some or all of these ongoing proceedings could have a material adverse effect on Orange’s earnings or financial position.

2.1.3      Financial risks

Liquidity risk

Orange’s earnings and outlook could be affected if conditions of access to capital markets were to become difficult.

Medium ●●○

Orange finances itself mainly through the bond markets. Unfavorable changes in the macroeconomic environment could restrict Orange’s access to its usual sources of funding or significantly increase financing costs through an increase in market interest rates and/or the spreads applied to its borrowings.

Any inability to access the financial markets for a lasting period and/or obtain financing on reasonable terms would have a material adverse effect on Orange. In particular, the Group could be forced to allocate a significant portion of its available cash to servicing or repaying its debt, to the detriment of investment or shareholder returns. In any event, Orange’s earnings, cash flows and, more generally, its financial position and flexibility could be adversely affected.

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See Note 14.3 Liquidity risk management to the Consolidated Financial Statements, which sets out the different sources of funding available to Orange, the maturity of its debt and changes in its credit rating, as well as Note 14.4 Financial ratios, which contains information on the limited commitments of the Orange group in relation to financial ratios and in the event of default or material adverse change.

Risk of asset impairment

Changes affecting the economic, political or regulatory environment may result in asset impairment, particularly of goodwill.

Medium ●●○

At December 31, 2020, the gross value of goodwill recognized by Orange following acquisitions and disposals was 33.3 billion euros, not including the goodwill of associates and joint ventures.

The carrying values of long-term assets, including goodwill and fixed assets, are sensitive to any change in the environment that is different from the assumptions used. Orange recognizes impairment on those assets if events or circumstances occur that entail significant unfavorable changes of a lasting nature, affecting the economic environment or the assumptions or objectives adopted at the time of the acquisition.

Over the last five years, Orange has significantly impaired its investments in Poland, the Democratic Republic of Congo, Romania, Cameroon, Egypt and Jordan. At December 31, 2020, the cumulative amount of goodwill impairment was 5.7 billion euros, excluding goodwill impairment of associates and joint ventures.

New events or unfavorable circumstances could prompt Orange to review the current value of its assets and to recognize further significant impairment that could have an adverse effect on its earnings.

In addition, in the event of a disposal or IPO, the value of certain subsidiaries may be affected by changes in the equity and bond markets.

For further information on goodwill and recoverable amounts (including key assumptions and sensitivity), see Note 8 Impairment losses and goodwill and Note 9.3 Impairment of fixed assets to the Consolidated Financial Statements and Section 3.1.2.2 Group operating income.

Credit-rating risk

A change in Orange’s credit rating could increase the cost of debt and in some cases limit access to the financing Orange needs.

Medium ●●○

Orange’s credit rating from rating agencies is based partly on factors beyond its control, namely conditions affecting the telecommunication industry in general or conditions affecting certain of the countries or regions in which it operates. It may be changed at any time by the rating agencies, in particular as a result of changing economic conditions, a downturn in the Group’s earnings or performance, or changes to its shareholding structure. A prolonged multi-notch downgrade in Orange’s rating would have a material adverse effect on its financing terms.

2.1.4      Non-financial risks

The various non-financial risks, included in the scope of Orange’s Statement of Non-Financial Performance (SNFP), have been identified and assessed, and are managed using the same methodology as that used for operational risks related to its business, legal risks and financial risks.

In its SNFP, Orange presents the material employee-related, social and environmental risks to which its business activities may give rise, whether for itself or its stakeholders, as well as corruption risks and matters relating to business ethics and the fight against tax evasion. These items were assessed in relation to non-financial challenges (see Section 2.2.2).

Combating tax evasion, food waste and food insecurity, and promoting respect for animal well-being and responsible food practices were all taken into account in Orange’s non-financial risk assessment. However, they were not considered likely to give rise to risks to the Group’s operations or reputation.

Orange is exposed, particularly as a result of cyberattacks, to risks of inappropriate disclosure or modification of personal data, especially those of its customers.

High ●●●

Orange’s business activities expose it to risks of loss, disclosure, unauthorized communication to third parties or inappropriate modification of the personal data of its customers, employees or the general public that are stored in its infrastructure or carried by its networks. In particular, this includes their banking details, which also form the basis of Orange’s mobile financial services business.

The occurrence of these risks may result in particular from (i) the implementation of new services or applications, (ii) the development of new activities in the field of connected objects or mobile financial services, (iii) malicious acts (such as cyberattacks) targeting personal data, (iv) negligence or errors committed within Orange or within partners of the Group to which certain operations are outsourced, or (v) government requests that are not compliant with legal or regulatory requirements (see also the risk factor "The scope of Orange’s business activities, its numerous locations around the world, and its business dealings with a variety of partners may expose the Group to a risk of breaching human rights and fundamental freedoms"). In the context of the Covic-19 pandemic, the prolonged and massive use of telework has increased the number of remote accesses and the possibilities of attacks.

Orange may be held liable in various countries under laws relating to the protection of personal data (such as the General Data Protection Regulation (EU) 2016/679 of April 27, 2016, GDPR), which reinforces the rights of individuals and the obligations of companies involved in data processing, such as operators and financial services providers. If these risks were to materialize, the owners of the data disclosed or modified could suffer considerable damage, and the Group could be held liable, its corporate purpose could be questioned and its reputation could be substantially affected.

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Orange faces a variety of internal and external risks relating to human health and safety.

Medium ●●○

Owing to the specific nature of its operator business and its geographical location, and a context where tensions and social unrest are increasing, Orange employees and subcontractors are exposed to risks to their safety.

Government measures and Orange’s decision to favor telework in response to the current pandemic are sometimes a source of social isolation, and Orange’s and its subcontractors’ employees are exposed to risks to their health and even their safety.

In addition, the transformation plan linked to Engage 2025 and the rapid acceleration of virtualization of exchanges could generate psychosocial risks, potential sources of physical or psychological disability for individuals. Such risks could also slow the rollout of the Group’s strategy and have a material impact on its reputation and operation.

Orange is exposed to risks of corruption, or individual or collective behavior that is not in line with its business ethics or which may also be fraudulent.

Medium ●●○

As the Group’s activities and those of its suppliers, subcontractors and partners cover all regions of the world, Orange could, despite its efforts to continually improve its anti-corruption system in accordance with applicable laws, be exposed to or implicated in cases related to corrupt practices. Orange could also be the victim of fraudulent behavior or behavior that does not comply with international conventions, its Code of Ethics or its supplier code of conduct. Such behavior may originate from persons or companies with which a direct or indirect link can be established, and may directly target Orange, its customers, its business relationships or its employees.

In any event, the Group could be held liable, and Orange’s earnings, quality of service and reputation could be adversely affected.

The scope of Orange’s business activities, its numerous locations around the world, and its business dealings with a variety of partners may expose the Group to a risk of breaching human rights and fundamental freedoms.

Medium ●●○

As the Group’s activities and those of its suppliers and subcontractors are carried out in all parts of the world, Orange could be exposed to violations of human rights and fundamental freedoms involving third parties with which a direct or indirect link may be established. Such violations may relate to forced labor, modern slavery or human trafficking, the rights of children, non-decent, discriminatory or dangerous working conditions, interference with freedom of association or expression, or privacy. In particular, they could occur in regions where minerals are mined, processed and traded in conflict zones, or areas where human rights are not respected. In addition, the Covic-19 pandemic is hindering Orange’s ability to exercise its oversight through on-site audits.

If they were to materialize, these risks could have a significant adverse impact on Orange, or its suppliers and subcontractors concerned, in terms of image and reputation, and could result in liability for the Group.

Moreover, Orange may be required, in the countries where it operates, to comply with injunctions from local authorities that do not comply with legal or regulatory requirements. These injunctions, the frequency of which is increasing with the growing role played by digital technologies in society, may involve a suspension (in full, in part, or in a given region) of certain networks for which Orange is responsible, or the interception of communications, or the disclosure of personal data to third parties. Complying with such injunctions may therefore infringe upon freedom of expression or other fundamental freedoms.

If Orange were to fail to enforce applicable laws or regulations, such injunctions could have a significant impact on the image and reputation of both Orange and the offending countries, and could result in an infringement of freedom of expression and privacy for civil society or the targets of such requests.

Orange and some of its stakeholders are exposed to physical and transitional risks related to climate change.

Medium ●●○

In addition to the impacts on Orange’s infrastructure (see Section 2.1.1, Operational risks, Orange’s technical infrastructure is vulnerable to damage caused by intentional or accidental damage, but also by natural disasters, the frequency of which is increased by climate change), climate change could also have a negative impact on the activities of its suppliers and subcontractors. It also creates expectations among Orange’s customers and other stakeholders, in particular with regard to its ability to implement its emergency services in the event of an extreme weather event. Climate change could also exacerbate inequalities and health crises among the population, and generate significant migration flows, particularly in the MEA region, on which the Group’s prospects for growth in part depend. If such events were to occur, Orange could find it more difficult to fulfill its corporate purpose and more generally face negative financial consequences or reputational damage.

In the future, Orange may find it difficult to obtain and retain the skills needed for its business on a long-term basis due to numerous employee departures and ever-faster developments in its activities.

Medium ●●○

Orange is seeing a significant number of people leave the company or benefit from part-time work at the end of their career in France. At the same time, the need for new skills is growing, whether related to technological developments or the Group’s development in sectors in high demand in the job market. This could affect Orange’s ability to effectively pursue its activities and implement its strategy. If Orange’s attractiveness as an employer or its training programs were to prove insufficient, its earnings and outlook could be adversely affected, and some of the human risks described in the risk factor "Orange faces a variety of internal and external risks relating to human health and safety" could increase.

In addition, without the necessary skills, the aim of providing digital support to stakeholders, which is part of the Engage 2025 strategy, could prove harder to achieve.

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Exposure to electromagnetic fields from telecommunications equipment could have harmful effects on health and the perception of such a risk could hinder the development of services. Excessive and inappropriate use of telecommunication services and equipment could also have harmful consequences on health.

Medium ●●○

Following concerns raised in many countries regarding the possible health risks linked to exposure to electromagnetic fields from telecommunication equipment, public authorities have in general approved binding regulations and health authorities have issued various precautions on usage.

There is a consensus among expert groups and health authorities, including the World Health Organization (WHO), that no health risk has been established to date from exposure to electromagnetic fields below the limits recommended by the International Commission on Non-Ionizing Radiation Protection (ICNIRP). However, additional scientific studies are underway on some of the spectrum used for 5G. Orange cannot prejudge the conclusions of future scientific research or future assessments by international organizations and scientific committees mandated to examine these issues. If an adverse health effect were to be scientifically established, it would have a significant adverse effect on Orange’s business, brand image and the Group’s earnings and financial position. Beyond potential adverse effects on Orange, this could significantly curb the development of the digital society.

Public perception of a risk to human health or biodiversity could lead to a reduction in the number of customers and their level of use, as well as an increase in litigation, particularly against the installation of antennas for the mobile network. This could lead to difficulties in creating new sites, in a context where certain stakeholders question the usefulness of rolling out 5G networks. There could also be a tightening of regulations, resulting in a reduction in areas covered, failure to meet Orange’s coverage commitments to the authorities, deterioration in the quality of service and an increase in network rollout costs.

The ubiquity of connected digital equipment may lead to inappropriate use due to overuse or exposure to inappropriate content and online harassment. Negative consequences on users could be both physical and psychological, particularly on young adults and children. If this ubiquity were perceived as a risk for the most vulnerable groups, it could undermine confidence in digital technology and act as a brake on innovation, and, for Orange, a decrease in the use of its services and a deterioration of its image.

In any event, the Group could be held liable, and Orange’s revenue, earnings, quality of service and reputation could be adversely affected.

The rapid development of new uses and technologies may jeopardize the commitments made by Orange with regard to reducing its environmental impact.

Low ●○○

Due to the nature of its services and its social reach, Orange must offer new solutions to reduce the environmental impact of its customers while limiting its own sources of environmental pollution. Orange has made a "Net Zero Carbon in 2040" commitment and has set itself the interim target of reducing its CO2 equivalent emissions by 30% by 2025 compared with 2015. As part of its Engage 2025 strategic plan, Orange aims to tighten the control of its energy consumption, step up the implementation of circular economy principles, intensify its use of renewable energies and increase its investments in carbon sinks. If its environmental action plans, particularly during the period of technological transition on the fixed network and the introduction of 5G, prove insufficient or mobilize unavailable resources, Orange could fail to meet its commitment, which could have a material adverse effect on its image and on the perception of the positive impact of telecommunications services for a carbon-free society.

2.2    Activity and risk management framework

INTENTIONNALLY OMITTED

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3.       Financial report

3.1    Review of the Group’s financial position and results

3.1.1    Overview

3.1.2    Analysis of the Group’s results and capital expenditure

3.1.3    Review by business segment

3.1.4    Cash flow, equity and financial debt

3.1.5    Financial indicators not defined by IFRS

3.1.6    Additional information

3.2    Recent events and Outlook

3.2.1    Recent events

3.2.2    Outlook

3.3    Consolidated financial statements

3.4    Orange SA Statutory Financial Statements

3.4.1    Orange SA Statutory Financial Statements

3.4.2    Other information on the financial statements

3.5    Statutory Auditors

3.5.1    Identity of Statutory Auditors

3.5.2    Reports on the financial statements

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3.1    Review of the Group’s financial position and results

3.1.1    Overview

3.1.1.1    Financial data and workforce information

3.1.1.2    Summary of 2020 results

3.1.1.3    Significant events

3.1.2    Analysis of the Group’s results and capital expenditure

3.1.2.1    Group revenue

3.1.2.1.1    Revenue

3.1.2.1.2    Number of customers

3.1.2.2    Group operating results

3.1.2.2.1    Group EBITDAaL

3.1.2.2.2    Group operating income

3.1.2.3    Group net income

3.1.2.4    Group comprehensive income

3.1.2.5    Group capital expenditure

3.1.2.5.1    Capital expenditure

3.1.2.5.2    Investment commitments

3.1.2.5.3    Investment projects

3.1.3    Review by business segment

3.1.3.1    France

3.1.3.1.1    Revenue - France

3.1.3.1.2    EBITDAaL - France

3.1.3.1.3    Operating income - France

3.1.3.1.4    Economic CAPEX - France

3.1.3.1.5    Telecommunication licenses - France

3.1.3.1.6    Additional information - France

3.1.3.2    Europe

3.1.3.2.1    Revenue - Europe

3.1.3.2.2    EBITDAaL - Europe

3.1.3.2.3    Operating income - Europe

3.1.3.2.4    Economic CAPEX - Europe

3.1.3.2.5    Telecommunication licenses - Europe

3.1.3.2.6    Additional information - Europe

3.1.3.2.7    Additional information - Spain

3.1.3.3    Africa & Middle East

3.1.3.3.1    Revenue - Africa & Middle East

3.1.3.3.2    EBITDAaL - Africa & Middle East

3.1.3.3.3    Operating income - Africa & Middle East

3.1.3.3.4    Economic CAPEX - Africa & Middle East

3.1.3.3.5    Telecommunication licenses - Africa & Middle East

3.1.3.3.6    Additional information - Africa & Middle East

3.1.3.4    Enterprise

3.1.3.4.1    Revenue - Enterprise

3.1.3.4.2    EBITDAaL - Enterprise

3.1.3.4.3    Operating income - Enterprise

3.1.3.4.4    Economic CAPEX - Enterprise

3.1.3.4.5    Additional information - Enterprise

3.1.3.5    International Carriers & Shared Services

3.1.3.5.1    Revenue - International Carriers & Shared Services

3.1.3.5.2    EBITDAaL - International Carriers & Shared Services

3.1.3.5.3    Operating income - International Carriers & Shared Services

3.1.3.5.4    Economic CAPEX - International Carriers & Shared Services

3.1.3.6    Mobile Finance Services

3.1.3.6.1    Operating activities

3.1.3.6.2    Assets, liabilities and cash flows

3.1.4    Cash flow, equity and financial debt

3.1.4.1    Liquidity and cash flows from telecom activities

3.1.4.1.1    Organic cash flow from telecom activities

3.1.4.1.2    Cash flows from telecom activities

3.1.4.2    Financial debt and liquidity position of telecom activities

3.1.4.2.1    Net financial debt

3.1.4.2.2    Management of financial debt and liquidity position

3.1.4.2.3    Exposure to market risks and financial instruments

3.1.4.2.4    Change in Orange’s credit rating

3.1.4.3    Equity

3.1.5    Financial indicators not defined by IFRS

3.1.5.1    Data on a comparable basis

3.1.5.1.1    2019 fiscal year - Group

3.1.5.1.2    2019 fiscal year - Segments

3.1.5.2    EBITDAaL

3.1.5.3    eCAPEX

3.1.5.4    EBITDAaL - eCAPEX

3.1.5.5    Organic cash flow from telecom activities

3.1.5.6    Net financial debt

3.1.5.7    Ratio of net financial debt to EBITDAaL from telecom activities

3.1.6    Additional information

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This section contains forward-looking statements about Orange. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are detailed in Section 2.1 Risk factors.

The following comments are based on the Consolidated Financial Statements prepared in accordance with IFRS (International Financial Reporting Standards, see Note 2 to the Consolidated Financial Statements). The Group has applied IFRS 16 "Leases" since January 1, 2019. In this context, the decision of the IFRS IC (IFRS Interpretations Committee) published in December 2019 and relating to the enforceable lease term was implemented by the Group on December 31, 2020 for all leases falling within the scope of the final decision of the Interpretations Committee, with retroactive effect from January 1, 2019. Data on a historical basis and data on a comparable basis for the 2019 fiscal year were restated to reflect this change. An additional right of use and lease liability for 443 million euros were therefore recognized retrospectively as of January 1, 2019. The impact of the application of this decision on the Consolidated income statement and on the Consolidated statement of cash flows of the Group is not significant (see Note 2.3.1 to the Consolidated Financial Statements).

Data on a comparable basis, EBITDA after Leases (referred to as "EBITDAaL"), economic CAPEX (referred to as "eCAPEX" or "economic CAPEX"), the "EBITDAaL - eCAPEX" indicator, organic cash flow from telecom activities, net financial debt, and the ratio of net financial debt to EBITDAaL from telecom activities, are financial indicators not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange group uses them and considers them useful for readers, see Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

Data on a historical basis (see Section 7.2.1 Financial glossary) relates to data for prior periods as reported in the Consolidated Financial Statements for the current period. The transition from data on a historical basis to data on a comparable basis for the 2019 fiscal year is set out in Section 3.1.5.1 Data on a comparable basis.

The new organization of the Orange group’s Executive Committee in place since September 1, 2020 (see Section 3.1.1.3 Significant events) led the Group to review the presentation of its segment information, without however changing the definition of its business segments. In this context, Spain was integrated into the Europe aggregate. The segment information now includes, within Europe, Spain and Other European countries, comprising Poland, Belgium, Luxembourg and each of the Central European countries (Moldova, Romania and Slovakia). Data o a historical basis, data on a comparable basis and customer bases for the 2019 fiscal year were restated to reflect this change. In addition, the Orange Bank business segment was renamed Mobile Finance Services to reflect the gradual integration of new activities within this segment (see beginning of Section 3.1.3 Analysis by business segment and Note 1.9 to the Consolidated Financial Statements).

The segment information (see Note 1 to the Consolidated Financial Statements) that is presented in the following sections is understood, unless stated otherwise, before eliminations for transactions with other segments.

Unless stated otherwise, data in the tables is presented in millions of euros, without a decimal point. This presentation may, in some cases, lead to negligible differences in the totals and sub-totals in the tables. Furthermore, the changes presented are calculated on the basis of data in thousands of euros.

3.1.1      Overview

3.1.1.1    Financial data and workforce information

Operating data

(at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue (2)	42,270	42,151	42,238	0.3%	0.1%
EBITDAaL (1)	12,680	12,812	12,856	(1.0) %	(1.4) %
Telecom activities	12,839	12,970	13,015	(1.0) %	(1.4) %
EBITDAaL/Revenue from telecom activities	30.4%	30.8%	30.8%	(0.4 pts.)	(0.4 pts.)
Mobile Finance Services	(160)	(160)	(160)	(0.1) %	(0.1) %
Operating Income	5,521		5,930		(6.9) %
Telecom activities	5,715		6,114		(6.5) %
Mobile Finance Services	(195)		(186)		(5.3) %
eCAPEX (1)	7,132	7,257	7,293	(1.7) %	(2.2) %
Telecom activities	7,102	7,229	7,265	(1.8) %	(2.2) %
eCAPEX/Revenue from telecom activities	16.8%	17.1%	17.2%	(0.3 pts.)	(0.4 pts.)
Mobile Finance Services	30	28	28	8.5%	8.5%
EBITDAaL - eCAPEX (1)	5,548	5,555	5,564	(0.1) %	(0.3) %
Telecom activities	5,736	5,741	5,750	(0.1) %	(0.2) %
Mobile Finance Services	(190)	(187)	(187)	(1.3) %	(1.3) %
Telecommunication licenses	969	511	519	89.6%	86.6%
Average number of employees (full-time equivalents) (3)	133,787	135,954	135,619	(1.6) %	(1.4) %
Number of employees (active employees at end of period) (3)	142,150	146,768	146,768	(3.1) %	(3.1) %

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)   Revenue from telecom activities. The Net Banking Income (NBI) of Mobile Finance Services is recognized in other operating income (see Note 5.2 to the Consolidated Financial Statements).

(3)   See Section 7.2.1 Financial glossary.

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Net income

(at December 31, in millions of euros)	2020	2019 data on a historical basis
Operating Income	5,521	5,930
Finance costs, net	(1,314)	(1,261)
Income taxes (1)	848	(1,447)
Consolidated net income	5,055	3,222
Net income attributable to owners of the parent company	4,822	3,004
Net income attributable to non-controlling interests	233	218

(1)   Including, in 2020, tax income relating to the settlement of the tax dispute in France in respect of fiscal years 2005-2006 for 2,246 million euros (see Section 3.1.1.3 Significant events and Note 11.2 to the Consolidated Financial Statements).

Organic cash flow from telecom activities

(at December 31, in millions of euros)	2020	2019 data on a historical basis
Organic cash flow from telecom activities (1)	2,494	2,345

(1)   See Section 3.1.5 Financial indicators not defined by IFRS, Section 7.2.1 Financial glossary, and Note 1.8 to the Consolidated Financial Statements. By definition, organic cash flow from telecom activities excludes amounts received or paid in respect of the main disputes. As a result, organic cash flow from telecom activities does not include tax income relating to the settlement of the tax dispute in France in respect of fiscal years 2005-2006 for 2,246 million euros in 2020 (see Section 3.1.1.3 Significant events and Note 11.2 to the Consolidated Financial Statements).

Net financial debt

(at December 31, in millions of euros)	2020	2019 data on a historical basis
Net financial debt (1)	23,489	25,466

(1)   See Section 3.1.5 Financial indicators not defined by IFRS, Section 7.2.1 Financial glossary, and Note 13.3 to the Consolidated Financial Statements. Net financial debt as defined and used by Orange does not take into account Mobile Finance Services activities, for which this concept is not relevant.

For further information on the risks relating to the Orange group’s financial debt, see Section 2.1.3 Financial risks.

3.1.1.2    Summary of 2020 results

The annual results confirm that all the targets announced by the Group for fiscal year 2020 were achieved.

Revenue totaled 42,270 million euros in 2020, up 0.1% in data on a historical basis and 0.3% in data on a comparable basis compared with 2019. In data on a comparable basis, this growth was mainly driven by countries in Africa & Middle East, and France, up 5.2% and 1.6% respectively year-on-year. Together this more than offset the decline in revenue in Europe (-3.5%), mostly in Spain, in Enterprise services (-1.4%) and, to a lesser extent, in services to International Carriers & Shared Services. Between 2019 and 2020, the Group’s revenue growth was fueled by the strong trend in wholesale services, due to the co-financing of the fiber network in France, and convergence services, which grew by 4.4% and 2.1% respectively in data on a comparable basis. However, in the context of the Covid-19 health crisis, international roaming (customers and visitors) was adversely affected by travel restrictions, and equipment sales (-9.5% in data on a comparable basis) by store closures.

Sales activity recorded an increase in access lines, despite an extremely competitive environment and a year dominated by the Covid-19 crisis. In data on a comparable basis, convergent offers (11.1 million customers at December 31, 2020) were up 2.7% year-on-year. Very high-speed broadband offers, which had 9.6 million access lines at December 31, 2020, rose 23.7% year-on-year. The total number of mobile access lines also increased by 3.3% year-on-year, with 214.1 million access lines at December 31, 2020. Lastly, Orange Bank’s customer base in France and Spain, including the mobile insurance offer, was almost 1.2 million customers at December 31, 2020.

EBITDAaL was 12,680 million euros in 2020, down 1.4% in data on a historical basis and 1.0% in data on a comparable basis. In data on a comparable basis, EBITDAaL was significantly affected by the decline in international roaming and the main additional costs directly linked to the Covid-19 crisis (-545 million euros), as well as by Spain (-13.0%) and Enterprise (-14.9%). These effects were mitigated by the remarkable performance of countries in Africa & Middle East (+10.0%), the solid results of Other European countries (+2.3%), and the resilience of France (+0.2%). The ratio of EBITDAaL from telecom activities to revenue was 30.4% in 2020, down 0.4 points on 2019 in data on a historical basis and data on a comparable basis.

Operating income amounted to 5,521 million euros in 2020, down 409 million euros (-6.9%) on 2019 in data on a historical basis. This decrease is mainly due to the 176 million euro decline in EBITDAaL in data on a historical basis and the 162 million euro increase in net expenses relating to significant litigation, following a reassessment of the risk related to various disputes.

Consolidated net income totaled 5,055 million euros in 2020, compared with 3,222 million euros in 2019, an increase of 1,833 million euros. This increase is mainly due to the tax income of 2,246 million euros recognized at the end of 2020 relating to the settlement of a tax dispute in France in respect of fiscal years 2005-2006 (see Section 3.1.1.3 Significant events).

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Economic CAPEX stood at 7,132 million euros in 2020, down 2.2% in data on a historical basis and 1.7% in data on a comparable basis. The ratio of economic CAPEX to revenue from telecom activities was 16.8% in 2020, down 0.4 points on 2019 in data on a historical basis and 0.3 points in data on a comparable basis. The fall in the Group’s economic CAPEX was largely a result of the co-financing received, partly offset by the accelerated rollout in very high-speed fixed (FTTH) and mobile (4G/5G) broadband networks. Despite the Covid-19 crisis, the Group succeeded in rolling out more fiber in 2020 than in 2019. At December 31, 2020, the Group thus had 48.3 million households connectable with very high-speed fixed broadband (including 47.2 million FTTH connectable households), up 22.2% year-on-year. In addition, there were 81.3 million 4G customers at December 31, 2020, an increase of 20.4% year-on-year. At 2020 year-end, nearly 100% of Orange mobile sites in France offered 4G coverage.

Net financial debt stood at 23,489 million euros at December 31, 2020, a decrease of 1,976 million euros vs end-Dec 2019. This was mainly due to the tax income of 2,246 million euros recognized at the end of 2020 relating to the settlement of a tax dispute in France in respect of fiscal years 2005-2006 (see Section 3.1.1.3 Significant events). The ratio of net financial debt to EBITDAaL from telecom activities stood at 1.83x at December 31, 2020. Excluding the impact of the 2.2 billion euro tax refund, the ratio would have been 2.00x, in line with the medium-term objective of around 2x.

Organic cash flow from telecom activities amounted to 2,494 million euros at December 31, 2020, compared with 2,345 million euros at December 31, 2019, an increase of 149 million euros between the two periods. This increase is mainly due to the reduced outflows related to economic CAPEX and to the French part-time for seniors (TPS) plans.

With regard to the dividend, see Section 6.3 Dividend policy.

3.1.1.3    Significant events

The Group’s main significant events are described in Section 1.3 Significant events.

3.1.2      Analysis of the Group’s results and capital expenditure

3.1.2.1    Group revenue

3.1.2.1.1      Revenue

Revenue by segment (2) (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
France	18,461	18,165	18,154	1.6%	1.7%
Europe	10,580	10,968	11,051	(3.5) %	(4.3) %
Spain	4,951	5,263	5,280	(5.9) %	(6.2) %
Other European countries	5,638	5,717	5,783	(1.4) %	(2.5) %
Eliminations	(9)	(12)	(12)	(26.5) %	(26.9) %
Africa & Middle East	5,834	5,543	5,646	5.2%	3.3%
Enterprise	7,807	7,914	7,820	(1.4) %	(0.2) %
International Carriers & Shared Services	1,450	1,495	1,498	(3.0) %	(3.2) %
Eliminations	(1,861)	(1,934)	(1,930)
Group total	42,270	42,151	42,238	0.3%	0.1%

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   Revenue from telecom activities (see Notes 1.1 and 5.1 to the Consolidated Financial Statements). The Net Banking Income (NBI) of Mobile Finance Services is recognized in other operating income (see Note 5.2 to the Consolidated Financial Statements).

Revenue by offer (2) (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Convergent services	7,276	7,125	7,111	2.1%	2.3%
Mobile only services	10,317	10,414	10,544	(0.9) %	(2.2) %
Fixed only services	9,277	9,473	9,508	(2.1) %	(2.4) %
IT & integration services	3,252	3,124	3,004	4.1%	8.3%
Wholesale services	8,255	7,907	7,933	4.4%	4.1%
Equipment sales	2,821	3,115	3,146	(9.5) %	(10.3) %
Other revenues	1,072	992	991	8.0%	8.1%
Group total	42,270	42,151	42,238	0.3%	0.1%

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   Revenue from telecom activities (see Notes 1.1 and 5.1 to the Consolidated Financial Statements). The Net Banking Income (NBI) of Mobile Finance Services is recognized in other operating income (see Note 5.2 to the Consolidated Financial Statements).

In 2020, the revenue of the Orange group totaled 42,270 million euros, an increase of 0.1% in data on a historical basis and of 0.3% in data on a comparable basis compared with 2019.

For the effects of the Covid-19 pandemic on the Group’s activities and financial position, see Section 3.1.1.3 Significant events.

Change in data on a historical basis

In data on a historical basis, the 0.1% increase in Group revenue between 2019 and 2020, an increase of 32 million euros, includes:

−    the negative impact of foreign exchange fluctuations, which amounted to 156 million euros, mainly as a result of movements in the Polish zloty (for 86 million euros), the Guinean franc (for 31 million euros) and the US dollar (for 19 million euros) against the euro;

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−    the favorable effect of changes in the scope of consolidation and other changes, which totals 68 million euros, and which mainly includes (i) the effect of the acquisitions in July 2019 of SecureLink for 122 million euros and, to a lesser extent, BKM for 22 million euros, partially offset by the effect of the sale of Orange Niger in November 2019 for 63 million euros; and

−    the organic change on a comparable basis, representing a 119 million euro increase in revenue.

Change in data on a comparable basis

In data on a comparable basis, the increase of 119 million euros in the Group’s revenue between 2019 and 2020, i.e. an increase of 0.3%, is mainly due to revenue growth in France and in Africa & Middle East countries, partly offset by the decline in revenue in Europe (mostly in Spain), B2B services and, to a lesser extent, International Carriers & Shared Services.

In France, the increase in revenue of 296 million euros (a rise of 1.6%) is mainly due to:

−    the growth of fixed carrier services, mainly related to the construction, marketing, operation and maintenance of fiber optic networks (with the increase in co-financing, third-party leased lines and revenues from the construction of public initiative networks (PIN), see Section 3.1.1.3 Significant events), despite (i) delays in the construction of public initiative networks due to the Covid-19 health crisis, and (ii) the acceleration of the decline in revenue from unbundling;

−    the development of convergent services, driven both by the rise in convergent ARPO over 12 months (see Section 7.2.1 Financial glossary) and by the growth in the customer base, and despite the unfavorable effect, between the two periods, of e-reading promotional offers; and

−    the increase in other revenues, linked to the rollout of build-to-suit mobile sites and, to a lesser extent, the increase in fixed only broadband services;

−    partially offset by (i) the downward trend in fixed only narrowband services (conventional telephony), (ii) the sharp decline in equipment sales linked to the Covid-19 health crisis, with store closures in France during the first lockdown, (iii) the reduction in mobile carrier services (mainly national roaming), and (iv) the contraction in mobile only services (migration of bundled offers to convergent offers and structural decline in prepaid offers).

In Spain, the fall of 312 million euros in revenue (a decrease of 5.9%) occurred against a backdrop of intense promotional activity and strong competition in entry-level mobile and fixed broadband. This decline mainly reflects:

−    (i) the decrease in mobile only services, with a significant decrease in 12-month mobile only ARPO (see Section 7.2.1 Financial glossary) and the number of mobile only accesses, particularly for prepaid offers, and (ii) the decline in convergent services, marked primarily by a decline in convergent ARPO over 12 months, due overall to the polarization of offers and the general market shift towards low-cost offers; and

−    to a lesser extent, a sharp drop in equipment sales, due to the significant fall in volumes due to the Covid-19 health crisis (store closures).

In Other European countries, the decrease of 79 million euros in revenue (a drop of 1.4%) was mainly due to:

−    (i) the decline in mobile only services, mostly in Romania, Belgium and Slovakia, due to the migration of customers to convergent offers and the decline in customer roaming due to the Covid-19 health crisis, (ii) the significant drop in equipment sales, essentially in Poland and to a lesser extent Belgium and Slovakia, resulting from the Covid-19 health crisis (store closures, travel restrictions), (iii) the contraction in other revenues in Belgium and Romania (downturn due to the Covid-19 health crisis), as well as in Poland (fall in energy sales), (iv) the decrease in mobile carrier services in Belgium caused by the Covid-19 health crisis (fall in SMS volumes and visitor roaming), and (v) the downward trend in fixed only narrowband services in Poland (decline in conventional telephony);

−    partially offset by (i) the significant growth in convergent services in all countries, driven in particular by the increase in the customer base, and (ii) the increase in IT & integration services, mainly in Poland and, to a lesser extent, in Romania.

In Africa & Middle East countries, the increase of 291 million euros in revenue (a rise of +5.2%), was fueled (i) mostly by the growth of mobile only services (driven by data services and, to a lesser extent, Orange Money; see Section 3.1.1.3 Significant events), and (ii) secondarily, by the increase in fixed only broadband services (due in particular to the accelerated fiber rollout), (iii) partially offset by the decline in services to carriers, impacted by the Covid-19 health crisis (with the fall in incoming international traffic and visitor roaming). Growth in the region was driven mainly by the solid performance of the Côte d’Ivoire sub-group (in all countries), the Sonatel sub-group (mainly Guinea) and Egypt.

With regard to Enterprise, the decrease of 107 million euros in revenue (a drop of -1.4%) is essentially due to:

−    (i) the decline in mobile services and equipment, heavily impacted by the Covid-19 health crisis, (ii) the downward trend in voice services, and (iii) the fall in data services (mainly satellite television broadcasting services), in connection with the Covid-19 health crisis;

−    partially offset by the growth in IT & integration services (mainly cybersecurity and Cloud services), slowed however in the second and third quarters of 2020 by the Covid-19 health crisis.

Lastly, with regard to services to International Carriers & Shared Services, the decrease of 44 million euros in revenue (a fall of -3.0%) is mainly due to the decline in activity relating to international carriers, particularly in the context of the Covid-19 health crisis (restrictions on movements and international travel, fall in traffic on voice corridors).

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3.1.2.1.2      Number of customers

Number of customers (at December 31, in thousands, at the end of the period)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Convergent services
Number of convergent customers	11,056	10,762	10,762	2.7%	2.7%
Mobile services
Number of mobile accesses (2)	214,094	207,211	207,211	3.3%	3.3%
o/w: Mobile accesses of convergent customers	19,826	19,154	19,154	3.5%	3.5%
Mobile only accesses	194,268	188,057	188,057	3.3%	3.3%
o/w: Contract customers	77,368	74,205	74,205	4.3%	4.3%
Prepaid customers	136,726	133,006	133,006	2.8%	2.8%
Fixed services
Number of fixed accesses	45,110	45,439	45,439	(0.7) %	(0.7) %
Number of fixed retail accesses	29,442	29,544	29,544	(0.3) %	(0.3) %
o/w: Number of fixed broadband accesses	21,680	20,685	20,685	4.8%	4.8%
o/w: Very high-speed broadband accesses	9,635	7,792	7,792	23.7%	23.7%
o/w: Convergent customer fixed accesses	11,056	10,762	10,762	2.7%	2.7%
Fixed accesses only	10,624	9,923	9,923	7.1%	7.1%
Number of fixed narrowband accesses	7,762	8,859	8,859	(12.4) %	(12.4) %
Number of fixed Wholesale accesses	15,667	15,895	15,895	(1.4) %	(1.4) %
Group total (2) (3)	259,204	252,650	252,650	2.6%	2.6%

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   Number of mobile service and fixed service customers.

During the first quarter of 2020, the Group revised its method of counting accesses. This change mainly results from a difference in the methodology used for aggregating bases (and not the bases themselves), secondarily, from a harmonization between countries, and lastly, from the integration of Wholesale FTTH access bases.

Previously, the Group distinguished between (i) mobile service customers, (ii) fixed broadband customers, and (iii) fixed telephony customers. Since January 1, 2020, the Group has made a distinction between (i) mobile accesses (bases unchanged) and (ii) fixed accesses, which include fixed broadband accesses (bases unchanged) and fixed narrowband accesses. In addition, fixed accesses now include Wholesale FTTH accesses in France and Spain (co-financed lines and leased lines).

On total accesses for the Group, this change leads to a net decrease of 13.1 million in the Group’s accesses as of December 31, 2019, through (i) elimination of double counting (mainly fixed broadband customers without public switched telephone network (PSTN) access who were counted in the fixed broadband customer base and in the fixed telephony customer base), (ii) for the PSTN customer base, measurement by number of accesses (and no longer by number of lines), (iii) alignment of methodology between countries, and (iv) the integration of Wholesale FTTH access bases.

Data for previous periods were adjusted on this basis.

3.1.2.2    Group operating results

3.1.2.2.1      Group EBITDAaL

(at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
EBITDAaL	12,680	12,812	12,856	(1.0) %	(1.4) %
Telecom activities	12,839	12,970	13,015	(1.0) %	(1.4) %
EBITDAaL/Revenue from telecom activities	30.4%	30.8%	30.8%	(0.4) pts.	(0.4) pts.
Mobile Finance Services	(160)	(160)	(160)	(0.1) %	(0.1) %

(1)   See Section 3.1.5.1 Data on a comparable basis.

This section presents the transition from Group revenue to EBITDAaL by type of expense, after presentation adjustments, as presented in Section 3.1.5.2 EBITDAaL and in Note 1 to the Consolidated Financial Statements.

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(at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	42,270	42,151	42,238	0.3%	0.1%
External purchases (2) (3)	(17,684)	(17,827)	(17,860)	(0.8) %	(1.0) %
Commercial expenses, equipment and content costs (2)	(6,868)	(7,303)	(7,293)	(6.0) %	(5.8) %
Service fees and inter-operator costs (2)	(4,529)	(4,581)	(4,608)	(1.1) %	(1.7) %
Other network expenses and IT expenses (2)	(3,503)	(3,241)	(3,253)	8.1%	7.7%
Other external purchases (2) (3)	(2,785)	(2,702)	(2,706)	3.1%	2.9%
Other operating income and expenses (2) (3)	44	217	193	(79.7) %	(77.2) %
Labor expenses (2) (3)	(8,465)	(8,499)	(8,470)	(0.4) %	(0.1) %
Operating taxes and levies (2) (3)	(1,924)	(1,819)	(1,827)	5.8%	5.3%
Depreciation and amortization of financed assets	(55)	(14)	(14)	301.8%	301.8%
Depreciation and amortization of right-of-use assets	(1,384)	(1,269)	(1,274)	9.1%	8.6%
Interest on debts related to financed assets (3) (4)	(1)	(1)	(1)	168.5%	168.5%
Interest on lease liabilities (3) (4)	(120)	(127)	(129)	(5.7) %	(6.4) %
EBITDAaL (4)	12,680	12,812	12,856	(1.0) %	(1.4) %

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   See Section 7.2.1 Financial glossary.

(3)   Adjusted data (see Section 3.1.5 Financial indicators not defined by IFRSs and Note 1 to the Consolidated Financial Statements).

(4)   Interest on debts related to financed assets and interest on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in finance costs, net presented in the Consolidated Financial Statements.

In 2020, Orange group’s EBITDAaL amounted to 12,680 million euros (comprising 12,839 million euros from telecom activities and a 160 million euro loss posted in respect of Mobile Finance Services). The ratio of EBITDAaL from telecom activities to revenue was 30.4% in 2020, down 0.4 points on 2019 in data on a historical basis and data on a comparable basis.

For the effects of the Covid-19 pandemic on the Group’s activities and financial position, see Section 3.1.1.3 Significant events.

Change in data on a historical basis

In historical data, the 1.4% decrease in the Group’s EBITDAaL between 2019 and 2020, i.e. a decrease of 176 million euros, is due to (i) the negative impact of foreign exchange fluctuations, which amounted to 23 million euros, mainly as a result of movements in the Polish zloty against the euro, (ii) the unfavorable impact of changes in the scope of consolidation and other changes for 22 million euros, primarily due to the effect of the disposal of Orange Niger in November 2019, and (iii) the organic change on a comparable basis, i.e. a fall of 131 million euros in EBITDAaL.

Change in data on a comparable basis

In data on a comparable basis, the 1.0% or 131 million euro decrease in Group EBITDAaL between 2019 and 2020 was mainly due to:

−    the 8.1% or 262 million euro increase in other network expenses and IT expenses (see Section 7.2.1 Financial glossary) in almost all countries, essentially due to the increase in outsourcing expenses for operations and technical maintenance, as well as IT expenses, linked in large part to fiber optic maintenance and higher energy costs in France, the network rollout and the development of data services in countries in Africa & Middle East, and the growth of IT and integration services (in particular cybersecurity and the Cloud for B2B services);

−    the 16.3% or 118 million euro decrease in other adjusted operating income (see Section 7.2.1 Financial glossary and Note 5.2 to the Consolidated Financial Statements), which was particularly marked in France and Spain, due in particular to lower rebilling of network sharing costs, income received from litigation and income received from damage to lines;

−    the 115 million euro increase in depreciation and amortization of right-of-use assets (effects of rent indexation and lease amendments, new leases, integration of new mobile mast sites, etc.), mainly in France and for B2B services, and to a lesser extent, in countries in Africa & Middle East and for services to International Carriers & Shared Services;

−    the 5.8% or 105 million euro increase in adjusted operating taxes and levies (see Section 7.2.1 Financial glossary and Note 11.1 to the Consolidated Financial Statements), mostly in France (due to the flat-rate tax on certain network assets, IFER) and in Africa & Middle East countries (due to business growth);

−    the 3.1% or 83 million euro increase in other adjusted external purchases (see Section 7.2.1 Financial glossary), mainly in France, as a result of (i) the increase in purchases for resale primarily related to the construction of public initiative networks (see section 3.1.1.3 Significant events), and secondarily to the rollout of build-to-suit mobile sites, and (ii) the effects of the Covid-19 health crisis, with the recognition of costs of medical supplies, partially offset by the fall in overheads (travel, entertainment and vehicle expenses) in most countries, linked to travel savings and the cancellation of various events;

−    the 11.0% or 55 million euro increase in other adjusted operating expenses (see Section 7.2.1 Financial glossary and Note 6.2 to the Consolidated Financial Statements), which is mainly due to (i) the increase in impairment and losses on trade receivables from telecom activities (particularly in France and for B2B services) due to the Covid-19 health crisis (see Note 5.3 to the Consolidated Financial Statements), and (ii) the increase in the cost of bank credit risk for Mobile Finance Services, particularly in connection with the Covid-19 health crisis (see Note 17.2.3 of the notes to the Consolidated Financial Statements);

−    and the 41 million euro increase in depreciation and amortization of financed assets (set-top boxes in France financed by an intermediary bank; see Note 9.5 to the Consolidated Financial Statements).

These unfavorable changes were partially offset by:

−    the 6.0% or 435 million euro fall in commercial expenses, equipment and content costs (see Section 7.2.1 Financial glossary), due to (i) the sharp decrease in commercial expenses and equipment costs in France and Europe and for B2B services, due to the consequences of the Covid-19 health crisis (store closures and decline in equipment sales, and lower advertising, promotion and sponsorship expenses), (ii) partially offset by higher content costs in Europe (mainly in Spain) and higher distribution commissions in Africa & Middle East countries (linked to business growth, and in particular Orange Money);

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−    the 0.3% or 119 million euro increase in revenue, despite the negative effects, between the two periods, of promotions on e-readers. Between 2019 and 2020, EBITDAaL included the negative effect of promotional offers on e-readers amounting to 60 million euros, due to a positive impact that was smaller in 2020 than in 2019;

−    the 1.1% or 52 million euro decrease in service fees and inter-operator costs (see Section 7.2.1 Financial glossary), resulting primarily from (i) the fall in network expenses in Spain (due to the decline in sales activity and the increase in fiber rollout), and (ii) secondarily, the slight reduction in interconnection costs, particularly in Belgium (fall in SMS volumes and roaming in connection with the Covid-19 health crisis); and

−    the 0.4% or 34 million euro decline in adjusted labor expenses (see Section 7.2.1 Financial glossary). Between the two periods, (i) the effect of wage policies in France and internationally, and (ii) to a lesser extent, the payment of specific bonuses to some employees in connection with the Covid-19 health crisis (particularly bonuses for employees who continued working on site) are more than offset by (i) the effect of the 1.6% drop in the average number of employees (full-time equivalent, see Section 7.2.1 Financial glossary), representing a decrease of 2,168 full-time equivalent employees (mainly in France and Poland), and (ii) the decrease in employee profit-sharing and share-based compensation.

Between 2019 and 2020, the decline in international roaming of customers and visitors, particularly affected by the Covid-19 health crisis, had a negative impact on EBITDAaL amounting to 292 million euros in data on a comparable basis. The amount of 253 million euros was also recognized in 2020 for the main specific additional costs generated by the management of the Covid-19 health crisis. For the effects of the Covid-19 pandemic on the Group’s activities and financial position, see Section 3.1.1.3 Significant events.

3.1.2.2.2      Group operating income

(at December 31, in millions of euros)	2020	2019 data on a historical basis
Operating Income	5,521	5,930
Telecom activities	5,715	6,114
Mobile Finance Services	(195)	(186)

This section presents the transition from EBITDAaL to Group operating income by type of expense, after presentation adjustments, as presented in Section 3.1.5.2 EBITDAaL and in Note 1 to the Consolidated Financial Statements.

(at December 31, in millions of euros)	2020	2019 data on a historical basis
EBITDAaL	12,680	12,856
Significant litigations	(211)	(49)
Specific labor expenses	(12)	(23)
Fixed assets, investments and businesses portfolio review	228	277
Restructuring program costs	(83)	(165)
Acquisition and integration costs	(37)	(24)
Depreciation and amortization of fixed assets	(7,134)	(7,110)
Reclassification of translation adjustment from liquidated entities	-	12
Impairment of goodwill	-	(54)
Impairment of fixed assets	(30)	73
Share of profits (losses) of associates and joint ventures	(2)	8
Elimination of interest on debts related to financed assets (1)	1	1
Elimination of interest on lease liabilities (1)	120	129
Operating Income	5,521	5,930

(1)   Interest on debts related to financed assets and interest on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in finance costs, net presented in the Consolidated Financial Statements.

In 2020, Orange group operating income amounted to 5,521 million euros (of which 5,715 million euros for telecom activities and a loss of 195 million euros for Mobile Finance Services), compared with 5,930 million euros in 2019 in data on a historical basis.

In data on a historical basis, the 6.9% or 409 million euro decrease in Group operating income between 2019 and 2020 reflected:

−    the fall of 176 million euros in EBITDAaL in data on a historical basis;

−    the 162 million euro increase in the net expense on significant litigations, corresponding to the reassessment of the risk on various disputes;

−    the 49 million euro decrease in the gain or loss on disposal of fixed assets, investments and activities (see Note 4.1 to the Consolidated Financial Statements), mainly due to the fall in the gain or loss on disposal of fixed assets (see Note 9.1 to the Consolidated Financial Statements), in turn linked to the change in programs for the optimization of the real estate portfolio (in Poland and for shared services) and the disposal of mobile sites in Spain between the two periods;

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−    the 49 million euro increase in impairment of goodwill and fixed assets (see Notes 8 and 9.3 to the Consolidated Financial Statements), due to the recognition of a 30 million euro impairment loss on fixed assets in 2020, compared with a favorable reassessment of goodwill and fixed assets for 19 million euros in 2019. In 2019, this amount mainly included (i) an 89 million euro reversal of provisions for fixed assets in Egypt, which reflected an improvement in the country’s economic situation, (ii) partially offset by impairment of goodwill in Jordan for 54 million euros, reflecting the effects of an uncertain political and economic environment and strong competitive pressure in the fixed and mobile data markets;

−    and to a lesser extent, by the 24 million euro increase in depreciation and amortization of fixed assets (see Note 9.2 to the Consolidated Financial Statements), mainly in Africa & Middle East countries;

−    partially offset by the decrease of 82 million euros in restructuring program costs, mainly related to employee departure plans (notably with the counter-effect of employee departure plans in Poland in 2019).

3.1.2.3    Group net income

(at December 31, in millions of euros)	2020	2019 data on a historical basis
Operating Income	5,521	5,930
Cost of gross financial debt (except financed assets)	(1,099)	(1,108)
Interest on debts related to financed assets (1)	(1)	(1)
Gains (losses) on assets contributing to net financial debt	(1)	5
Foreign exchange gain (loss)	(103)	76
Interests on lease liabilities (1)	(120)	(129)
Other net financial expenses	11	15
Effects resulting from BT stake	-	(119)
Finance costs, net	(1,314)	(1,261)
Income taxes (2)	848	(1,447)
Consolidated net income	5,055	3,222
Net income attributable to owners of the parent company	4,822	3,004
Net income attributable to non-controlling interests	233	218

(1)   Interest on debts related to financed assets and interest on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in finance costs, net presented in the Consolidated Financial Statements.

(2)   Including, in 2020, the effect of tax income relating to the settlement of the tax dispute in France in respect of fiscal years 2005-2006 for 2,246 million euros (see Section 3.1.1.3 Significant events and Note 11.2 to the Consolidated Financial Statements).

The consolidated net income of the Orange group totaled 5,055 million euros in 2020, compared with 3,222 million euros in 2019, an increase of 1,833 million euros. This increase was chiefly attributable to:

−    the 2,295 million euro reduction in corporate income tax expense (see Note 11.2 to the Consolidated Financial Statements), mainly due to the current tax income of 2,246 million euros recognized in 2020 following the settlement of a tax dispute. On November 13, 2020, the French Conseil d’État found in favor of Orange SA in a tax dispute in France in respect of fiscal years 2005-2006. This decision brought the proceedings to a close and allowed Orange to recover the amounts paid in July 2013 totaling 2,246 million euros, of which 646 million euros in interest (see Section 3.1.1.3 Significant events and Note 11.2 to the Consolidated Financial Statements);

−    partially offset by (i) the 409 million euro fall in operating income, and (ii) to a lesser extent, the 53 million euro drop in finance costs, net (see Note 13.2 to the Consolidated Financial Statements). Between the two periods, the change in finance costs, net mainly includes (i) the negative impact of derivatives for 153 million euros (cross currency swaps) set up by the Group to hedge its economic exposure on subordinated notes issued in pounds sterling, for which the revaluation for foreign exchange risk is not recognized (see Notes 13.2 and 15.4 to the Consolidated Financial Statements), (ii) partially offset by the counter-effect of the recognition, in 2019, of a 119 million euro expense in respect of the investment held in BT Group until 2019 (see Note 13.7 to the Consolidated Financial Statements).

Net income attributable to non-controlling interests amounted to 233 million euros in 2020, compared with 218 million euros in 2019 (see Note 15.6 to the Consolidated Financial Statements). After taking into account net income attributable to non-controlling interests, the net income attributable to owners of the parent company totaled 4,822 million euros in 2020, compared with 3,004 million euros in 2019, an increase of 1,818 million euros.

3.1.2.4    Group comprehensive income

The transition from consolidated net income to consolidated comprehensive income is described in the Consolidated statement of comprehensive income in the Consolidated Financial Statements.

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3.1.2.5    Group capital expenditure

Investments in property, plant and equipment and intangible assets (2) (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
eCAPEX	7,132	7,257	7,293	(1.7) %	(2.2) %
Elimination of proceeds from sales of property, plant and equipment and intangible assets (3)	444	606	610	(26.7) %	(27.1) %
Telecommunication licenses	969	511	519	89.6%	86.6%
Financed assets (4)	241	144	144	68.1%	68.1%
Group total	8,787	8,518	8,565	3.2%	2.6%

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   See Notes 1.5 and 9 to the Consolidated Financial Statements.

(3)   Elimination of proceeds from sales of property, plant and equipment included in economic CAPEX (eCAPEX).

(4)   Financed assets include set-up boxes in France, which are financed by an intermediary bank and meet the standard criterion for the definition of property, plant and equipment according to IAS 16.

Between 2019 and 2020, the increase in the Group’s investments in intangible assets and property, plant and equipment is due to (i) higher expenses, mainly related to telecommunication licenses and, to a lesser extent, financed assets, (ii) partially offset by the fall in other investments in property, plant and equipment and intangible assets. For the effects of the Covid-19 pandemic on the Group’s activities and financial position, see Section 3.1.1.3 Significant events.

The Group’s financial investments (see Section 7.2.1 Financial glossary) are described in Section 3.1.4 Cash flow, financial debt and equity.

3.1.2.5.1      Capital expenditure

3.1.2.5.1.1       Economic CAPEX

(at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
eCAPEX	7,132	7,257	7,293	(1.7) %	(2.2) %
Telecom activities	7,102	7,229	7,265	(1.8) %	(2.2) %
eCAPEX/Revenue from telecom activities	16.8%	17.1%	17.2%	(0.3 pts.)	(0.4 pts.)
Mobile Finance Services	30	28	28	8.5%	8.5%

(1)   See Section 3.1.5.1 Data on a comparable basis.

In 2020, the Orange group’s economic CAPEX amounted to 7,132 million euros (including 7,102 million euros for telecom activities and 30 million euros for Mobile Finance Services). The ratio of economic CAPEX to revenue from telecom activities was 16.8% in 2020, down 0.4 points on 2019 in data on a historical basis and 0.3 points in data on a comparable basis.

Change in data on a historical basis

In historical data, the 2.2% or 160 million euro decrease in the Group’s economic CAPEX between 2019 and 2020 is due to (i) the negative effect of foreign exchange fluctuations, which amounted to 22 million euros, mainly as a result of movements in the Polish zloty against the euro, (ii) the negative impact of changes in the scope of consolidation and other changes for 14 million euros, and (ii) the organic change on a comparable basis, i.e. a decrease of 124 million euros in economic CAPEX.

Change in data on a comparable basis

In data on a comparable basis, the 1.7% or 124 million euro decrease in the Group’s economic CAPEX between 2019 and 2020 was attributable mainly to:

−    the increase in external financing between the two periods. The Group’s investments benefit from co-financing received from third-party operators and subsidies (particularly in France, Spain and Poland) which are deducted from economic CAPEX;

−    the decline in the rollout of very high-speed fixed broadband networks (FTTH) in Spain and to a lesser extent Poland, largely due to delays caused by the Covid-19 health crisis (see Section 3.1.1.3 Significant events);

−    the fall in capital expenditure on legacy fixed and mobile networks in France, in line with the gradual migration of customers to very high-speed fixed and mobile broadband networks (fiber and 4G/5G);

−    the decrease in economic CAPEX relating to leased handsets, Livebox and equipment installed at customers’ premises, mainly in France, and to a lesser extent, for B2B services; and

−    to a lesser extent delays or postponements of investment projects relating to the Covid-19 health crisis, particularly for B2B services.

These decreases were partially offset by:

−    the growth of investments in (i) very high-speed fixed broadband networks (FTTH) in France, and (ii) very high-speed mobile broadband networks (4G/5G), primarily in France, Spain and countries in Africa & Middle East, despite the slower rollout due to the Covid-19 health crisis (see section 3.1.1.3 Significant events); and

−    the decrease in disposals of fixed assets, mainly:

-     in Spain, with fewer disposals of mobile sites (75 million euros in 2020, compared with 185 million euros in 2019, as part of the sale of 1,500 non-strategic mobile sites to Cellnex for a total of 260 million euros),

-     as well as in Poland and for shared services, with the decline in disposals made as part of the optimization of the real estate portfolio (a counter-effect of the significant disposals made in 2019 and delays or postponements of real estate restructuring projects due to the Covid-19 health crisis),

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-     partially offset by (i) the sale in France of FTTH connections to SFR in 2020, following the agreement signed in May 2018 between Orange and SFR (which led to Orange withdrawing from 236 municipalities in the AMII area, in favor of SFR), and (ii) the termination of a significant project of a business customer with the resale of the assets to the customer.

At December 31, 2020, the Group had 48.3 million households connectable with very high-speed broadband (of which 47.2 million households connectable with FTTH) worldwide, up 22.2% year-on-year, of which 22.9 million in France, 15.3 million in Spain, 5.0 million in Poland and 2.6 million in Romania (notably under the network sharing agreement with Telekom Romania Communications (TKR); see Section 3.1.1.3 Significant events).

3.1.2.5.1.2       Telecommunication licenses

In 2020, telecommunication licenses (see Note 9.4 to the Consolidated Financial Statements) amounted to 969 million euros and mainly concerned (i) the acquisition of 5G licenses in France for 875 million euros and in Slovakia for 37 million euros (see Section 3.1.1.3 Significant events), and (ii) the renewal of the 3G license in the 2100 MHz frequency band in Romania for 30 million euros.

In 2019, telecommunication licenses amounted to 519 million euros in data on a historical basis, mostly relating to (i) Spain for 298 million euros, (ii) Burkina Faso for 119 million euros, with the acquisition of a technology-neutral 2G/3G/4G license, and (iii) Guinea for 82 million euros, including the renewal of the current license with additional spectrum resources and the acquisition of a 4G license, plus the acquisition of a new technology-neutral 2G/3G/4G license.

Telecommunication licenses may, in some cases, give rise to annual fees recognized as taxes and operating levies in the Consolidated income statement.

3.1.2.5.2      Investment commitments

Investment commitments are set out in Note 16 to the Consolidated Financial Statements.

3.1.2.5.3      Investment projects

Despite the Covid-19 health crisis, Orange is continuing to roll out its Engage 2025 strategic plan. In its core business, the Group is continuing to revolutionize the operator role, confirming its leadership and further upgrading its infrastructure based on new fixed and mobile network technologies (FTTH and 5G in particular; see Section 3.1.1.3 Significant events). The Group will pursue its efforts to optimize investments and disposals of non-strategic assets. This will involve prioritizing the allocation of its resources to projects that create the most value, with the aim of achieving a ratio of economic CAPEX to revenue from telecom activities of around 15% by 2023.

In fixed networks, whether using proprietary infrastructure or third-party networks via co-financing or leasing arrangements, Orange plans to market its FTTH packages to more than 65 million households in Europe by 2023, thus confirming its European leadership in fiber. At the same time, Orange will seek to:

−    constantly improve the quality of connectivity inside the home (Homelan): boxes and WiFi will continue to be developed and Orange will assist its customers in optimizing their home network;

−    offer new services based on the home of the future by leveraging the gradual increase in home speeds: Orange plans to develop its TV experience in OTT (Over-The-Top) to respond to changes in content use and to continue developing security or remote support solutions; and

−    reduce the carbon footprint of networks through energy efficiency and decarbonization programs (improvement in the energy mix, particularly through the use of renewable energy).

On the mobile network, 5G looks set to disrupt the telecom industry. Following the first commercial launch in Romania in November 2019, the Group continued marketing 5G in 2020 in several European countries where the Group operates (Poland, Spain, France; see Section 3.1.1.3 Significant events). Having obtained the necessary licenses, Orange will integrate DSS technology to capitalize on its existing infrastructure and ensure a rapid rollout while keeping costs down. With 5G, speeds are expected to be up to 10 times faster. From 2023, when the core networks will move to 5G, Orange aims to offer lower latency and use network slicing, i.e. prioritizing certain network slices to cover critical usage or specific needs. The technical performance of the 5G technology will enable the emergence of many new uses, both for the general public (immersive videos, Cloud gaming) and in B2B, for which 5G will be a catalyst of digital transformation (optimization of production times, remote control of machines, predictive maintenance, etc.). Orange has also pledged to reduce the CO2 emissions of its mobile networks.

Orange’s infrastructure will be upgraded while retaining control of its strategic assets. For its FTTH infrastructure, Orange will continue to invest directly to meet its commitments in medium-density areas (AMII), for example in France. However, to continue its industrial effort in certain areas, while controlling its investments, Orange could link up with partners. Through the vehicle Orange Concessions, bringing together public initiative networks (PIN) in France, Orange will be able to seize new development or consolidation opportunities in this market (see Section 3.1.1.3 Significant events). To continue to reinvent its model with optimal management of the FTTH network, Orange will rely on other financial vehicles to address third-party networks in France. In Spain and Poland, Orange also plans to share future FTTH rollouts with other operators via FiberCos, potentially involving third parties.

At the same time, Orange will decommission its copper network in France, very gradually, so as to support all network users in their transition to fiber. The current transition is accompanied by a plan to replace wooden poles with composite equipment with a smaller environmental footprint. After an initial trial phase, the decommissioning of copper will begin in 2023 and is expected to end in 2030.

To optimize the rollout of its mobile infrastructure, particularly in 5G, in terms of pace, coverage and financial capacity, Orange plans to rely on RAN-sharing agreements, while maintaining areas of differentiation, in keeping with the agreements already existing in Poland, Romania, Spain and Belgium.

To make better use of directly-owned towers in its mobile network in Europe, Orange plans to set up TowerCos in most of its European countries. These entities focus purely on tower management and have three key objectives: improving operational efficiency and optimizing mobile investments, increasing the co-location rate, while maintaining Orange’s competitive advantage, and finally, ensuring better understanding of and highlighting the quality and value of these assets. Orange will retain control of these entities in all European countries where they are created. In this respect, Orange reached a major milestone with the announcement in February 2021 of the creation of Totem, the Group’s European TowerCo (see Section 3.1.1.3 Significant events).

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In the B2B segment, Orange intends to take advantage of the major shift in telecommunications represented by SD-WAN (Software-Defined Wide Area Network) technology. Orange is thus positioning itself as a trusted partner that supports companies seeking to optimize their connectivity costs, make their networks more reliable, extract value from their data, and ensure a performance in line with the data speed required by services and applications (see Section 3.1.1.3 Significant events). This commitment is supported by equipment financing programs to minimize customer investments in equipment.

To roll out and maintain international connectivity, Orange will continue its investments by replacing a cable-laying ship and investing in submarine cable companies (see Section 3.1.1.3 Significant events). It will also participate in voluntary environmental certification programs for the maritime industry.

In Africa & Middle East, a region that is experiencing strong growth, Orange intends to accelerate the rollout of mobile and fixed networks in urban and rural areas, relying in particular on Djoliba, the first pan-African backbone (see Section 3.1.1.3 Significant events). Multiservice activities, and specifically financial services, are also central to the growth strategy for Africa & Middle East countries by 2025. The Group aspires to become the market leader in mobile financial services on the continent by leveraging its assets: the increase in Orange Money’s active customer base, the profitability of the service, the diversification of applications and the extension of the service outside the Group’s traditional area (see Section 3.1.1.3 Significant events).

In financial services, Orange Bank plans to extend its reach and diversify its product portfolio (loans, insurance, specific digital banking solutions).

See also Section 1.2.2 The Orange group strategy.

3.1.3      Review by business segment

The new organization of the Orange group’s Executive Committee in place since September 1, 2020 (see Section 3.1.1.3 Significant events) led the Group to review the presentation of its segment information, without however changing the definition of its business segments. In this context, Spain was integrated into the Europe aggregate. Data on a historical basis, data on a comparable basis and customer base data for the 2019 fiscal year were restated to reflect this change. In addition, the Orange Bank business segment was renamed Mobile Finance Services to reflect the gradual integration of new activities within this segment (see Note 1.9 to the Consolidated Financial Statements).

The decisions regarding the allocation of resources and the performance assessment of the component parts of Orange are made by the Chairman and Chief Executive Officer (main operational decision-maker) at business segment level, mainly consisting of the geographical establishments.

The business segments are:

−    France (excluding Enterprise);

−    Spain and each of the Other European countries (comprising the business segments Poland, Belgium and Luxembourg and each of the Central European countries: Moldova, Romania and Slovakia). The Europe aggregate combines the business segments of this area;

−    the Sonatel sub-group (comprising the entities in Senegal, Mali, Guinea, Guinea-Bissau and Sierra Leone), the Côte d’Ivoire sub-group (comprising the entities in Côte d’Ivoire, Burkina Faso and Liberia) and each of the other countries in Africa and the Middle East (mainly Botswana, Cameroon, Central African Republic (CAR), Congo (DRC), Egypt, Jordan, Madagascar, Morocco, and Niger until its disposal on November 22, 2019). The Africa & Middle East aggregate combines the business segments of this area;

−    Enterprise, which brings together dedicated communication solutions and services for businesses in France and around the world;

−    the activities of International Carriers & Shared Services ("IC & SS"), which include (i) the rollout of the international and long-distance network, submarine cable laying and maintenance, and international wholesale services and sales, and (ii) shared services, which cover the Group’s support and cross-cutting functions (IT systems, research and development, and other general Group activities), content activities and the Orange brand; and

−    Mobile Finance Services.

For more details on segment information, see Note 1 to the Consolidated Financial Statements.

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Operating data by segment

The following table presents, for the Orange group, the main operating data (financial data and workforce information) by segment for fiscal years 2020 and 2019 on a comparable basis and 2019 on a historical basis.

For the year ended December 31 (in millions of euros)	France				Europe
		Spain	Other European countries	Europe eliminations	Total Europe
2020
Revenue	18,461	4,951	5,638	(9)	10,580
EBITDAaL	7,163	1,433	1,499	-	2,932
Operating Income	3,809	407	389	-	796
eCAPEX	3,748	969	878	-	1,847
Telecommunication licenses	876	6	67	-	73
Average number of employees	51,476	7,052	19,755	-	26,807
2019 - Data on a comparable basis (1)
Revenue	18,165	5,263	5,717	(12)	10,968
EBITDAaL	7,146	1,646	1,466	-	3,112
eCAPEX	4,052	812	856	-	1,668
Telecommunication licenses	0	298	9	-	308
Average number of employees	53,698	6,931	20,936	-	27,867
2019 - Data on a historical basis
Revenue	18,154	5,280	5,783	(12)	11,051
EBITDAaL	7,135	1,646	1,489	-	3,136
Operating Income	3,892	626	383	-	1,009
eCAPEX	4,052	812	869	-	1,681
Telecommunication licenses	0	298	9	-	308
Average number of employees	53,720	6,931	20,786	-	27,718

(1)   See Section 3.1.5.1 Data on a comparable basis.

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Africa & Middle East	Enterprise	International Carriers & Shared Services	Telecom activities eliminations	Total Telecom activities	Mobile Finance Services	Group eliminations	Group total

5,834	7,807	1,450	(1,855)	42,277	-	(7)	42,270
1,964	1,023	(244)	-	12,839	(160)	1	12,680
1,027	621	(538)	-	5,715	(195)	1	5,521
1,036	339	133	-	7,102	30	-	7,132
20	0	0	-	969	-	-	969
14,501	27,429	12,726	-	132,939	848	-	133,787

5,543	7,914	1,495	(1,930)	42,155	-	(4)	42,151
1,785	1,202	(276)	-	12,970	(160)	1	12,812
977	403	128	-	7,229	28	-	7,257
203	0	0	-	511	-	-	511
14,454	26,505	12,581	-	135,106	849	-	135,954

5,646	7,820	1,498	(1,926)	42,242	-	(4)	42,238
1,814	1,191	(261)	-	13,015	(160)	1	12,856
940	772	(499)	-	6,114	(186)	1	5,930
987	404	141	-	7,265	28	-	7,293
212	0	0	-	519	-	-	519
14,824	25,979	12,529	-	134,770	849	-	135,619

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3.1.3.1    France

France (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	18,461	18,165	18,154	1.6%	1.7%
EBITDAaL	7,163	7,146	7,135	0.2%	0.4%
EBITDAaL/Revenue	38.8%	39.3%	39.3%	(0.5 pts.)	(0.5 pts.)
Operating Income	3,809		3,892		(2.1) %
eCAPEX	3,748	4,052	4,052	(7.5) %	(7.5) %
eCAPEX/Revenue	20.3%	22.3%	22.3%	(2.0 pts.)	(2.0 pts.)
Telecommunication licenses	876	0	0	ns	ns
Average number of employees	51,476	53,698	53,720	(4.1) %	(4.2) %

(1)   See Section 3.1.5.1 Data on a comparable basis.

3.1.3.1.1      Revenue - France

France (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	18,461	18,165	18,154	1.6%	1.7%
Retail services (2)	10,764	10,810	10,807	(0.4) %	(0.4) %
Convergent services	4,559	4,423	4,397	3.1%	3.7%
Mobile only services	2,245	2,301	2,324	(2.4) %	(3.4) %
Fixed only services	3,959	4,086	4,086	(3.1) %	(3.1) %
Fixed only broadband services	2,748	2,699	2,699	1.8%	1.8%
Fixed only narrowband services	1,212	1,387	1,387	(12.6) %	(12.6) %
Wholesale services	5,866	5,498	5,487	6.7%	6.9%
Equipment sales	1,187	1,351	1,351	(12.2) %	(12.2) %
Other revenues	644	506	509	27.3%	26.6%

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   See Section 7.2.1 Financial glossary.

Change in data on a historical basis

In data on a historical basis, the 307 million euro increase in revenue from France between 2019 and 2020 stems from (i) the positive impact of changes in the scope of consolidation and other changes amounting to 11 million euros, and (ii) organic change on a comparable basis representing a 296 million euro increase in revenue.

Change in data on a comparable basis

In data on a comparable basis, the 296 million euro increase in revenue from France between 2019 and 2020 was mainly attributable to:

−    (i) the increase in wholesale services, driven by the development of fiber optic offerings (mainly linked to the increase in co-financed lines and leased lines to third-party operators), as well as the rollout and operation of public initiative networks (PIN, see Section 3.1.1.3 Significant events), (ii) the increase in other revenues, driven by the development of build-to-suit mobile sites, and (iii) the growth of convergence services;

−    partially offset by (i) the adverse impact of the Covid-19 health crisis on equipment sales and revenues linked to customer and visitor roaming, (ii) the structural decline in fixed only narrowband services (conventional telephony), and (iii) the negative effect, between the two periods, of promotional e-reader offers.

The 296 million euro or 1.6% increase in revenue from France between the two periods is mainly due to:

−    the 368 million euro growth in revenue from Wholesale services, essentially related to the increase in fixed services to carriers, driven by the development of fiber optic offerings (with the increase in co-financed lines and leased lines to third-party operators, as well as the construction of public initiative networks, although slowed by the Covid-19 health crisis), partly offset by (i) the structural decline in revenue relating to unbundling and national roaming, and (ii) the decline in roaming revenues from visitors due to the negative effects of the Covid-19 health crisis on tourism;

−    the 138 million euro growth in Other revenues, driven by the rollout of build-to-suit mobile sites, enabling Orange to accelerate the rollout of its mobile network and increase its coverage in less densely populated areas and along transport routes, while limiting investments; and

−    the 137 million euro increase in revenue from Convergent services, largely as a result of the 0.8% increase in the convergent customer base year-on-year, boosted by the success of the Open offers. This growth in volume is also accompanied by growth in value. The 12-month convergent ARPO (see Section 7.2.1 Financial glossary) therefore rose by 1.1% between December 31, 2019 and December 31, 2020, despite the unfavorable effect of promotional e-reader offers between the two periods and the negative impact of the Covid-19 health crisis.

This increase was partially offset between the two periods by:

−    the 164 million euro decrease in Equipment sales, heavily impacted by the Covid-19 health crisis, mainly due to store closures or reduced access to stores during the lockdown periods;

−    the 127 million euro decrease in revenue from Fixed only services, due almost exclusively to the downward trend in conventional telephony (down 12.6% year-on-year, or 175 million euros), whereas fixed only broadband services rose by 49 million euros (or 1.8% year-on-year). The 12-month fixed only broadband ARPO (see Section 7.2.1 Financial glossary) was down 1.1% year-on-year, due in particular to the unfavorable effect, between the two periods, of promotional e-reader offers; and

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−    to a lesser extent, the 56 million euro decrease in revenue from Mobile only services, primarily due to the 3.2% contraction in the mobile only access base, linked to (i) the migration of contract offers to convergent offers, and (ii) the smaller customer base for prepaid offers. Added to this is the fall in 12-month mobile only ARPO (see Section 7.2.1 Financial glossary), down 0.4% between December 31, 2019 and December 31, 2020, impacted in particular by (i) the unfavorable effect, between the two periods, of promotional e-reader offers, and (ii) the negative effect of the Covid-19 health crisis on revenues from customer roaming.

3.1.3.1.2      EBITDAaL - France

Change in data on a historical basis

In data on a historical basis, the 29 million euro increase in EBITDAaL from France between 2019 and 2020 stems from (i) the positive impact of changes in the scope of consolidation and other changes amounting to 11 million euros, and (ii) organic change on a comparable basis representing an 18 million euro increase in EBITDAaL.

Further, between 2019 and 2020, EBITDAaL included the negative effect, between the two periods, of promotional offers on e-readers amounting to 60 million euros, due to a positive impact that was smaller in 2020 than in 2019.

Change in data on a comparable basis

In data on a comparable basis, the 18 million euro increase in EBITDAaL in France between 2019 and 2020 was mainly attributable to:

−    (i) the 296 million euro increase in revenue, (ii) the decrease in commercial expenses and equipment costs, especially the costs of handsets and other equipment sold, linked to the decline in equipment sales caused by the Covid-19 health crisis, and (iii) to a lesser extent, the reduction in labor expenses owing to the decrease in the average number of employees (full-time equivalents);

−    partially offset by:

-     the increase in other external purchases, largely due to (i) purchases for resale mainly related to the construction of public initiative networks (PIN, see Section 3.1.1.3 Significant events) and secondarily to the rollout of build-to-suit mobile sites, and (ii) the effects of the Covid-19 health crisis, with recognition of the costs of medical supplies, partially offset by the reduction in overheads (travel, entertainment and vehicles),

-     the decrease in other operating income (net of other operating expenses), mainly linked to the increase in impairment and losses on trade receivables due to the Covid-19 health crisis,

-     the increase in other network expenses and IT expenses related to fiber maintenance and higher energy costs,

-     the increase in depreciation and amortization of right-of-use assets (integration of new antenna sites, effects of rent indexation and lease amendments) and financed assets (set-up boxes financed by an intermediary bank; see Note 9.5 to the Consolidated Financial Statements), and

-     the increase in operating taxes and levies, mainly corresponding to the increase in the flat-rate tax on network enterprises (IFER), reflecting the higher unit prices of lines from January 1, 2020.

3.1.3.1.3      Operating income - France

In data on a historical basis, the 83 million euro decrease in operating income in France between 2019 and 2020 was largely attributable to:

−    the recognition of a net expense on significant litigations of 199 million euros in 2020, corresponding to the reassessment of the risk on various disputes;

−    partially offset by (i) the 40 million euro decrease in restructuring program costs, (ii) the 29 million euro increase in EBITDAaL on a historical basis, and (iii) the 25 million euro decrease in specific labor expenses, mainly related to the counter-effect of the recognition, in 2019, of an expense of 32 million euros in respect of the French part-time for seniors plans (TPS, plans relating to agreements for the employment of older workers in France) and related bonuses (see Note 7 to the Consolidated Financial Statements).

3.1.3.1.4      Economic CAPEX - France

In both data on a historical basis and data on a comparable basis, the 304 million euro decline in economic CAPEX in France between 2019 and 2020 is mainly due to:

−    (i) the significant increase in co-financing received from third-party operators in connection with the rollout of fiber optic networks, (ii) partly offset by the increase, between the two periods, in gross investments to catch up with the FTTH network rollout, despite being hampered by the Covid-19 health crisis, especially after work stopped during the first lockdown (see Section 3.1.1.3 Significant events); and

−    to a lesser extent, the increase in fixed asset disposals, with the sale of FTTH connections to SFR in 2020, following the agreement signed in May 2018 between Orange and SFR (which led to Orange withdrawing from 236 municipalities in its AMII area, in favor of SFR).

3.1.3.1.5      Telecommunication licenses - France

In 2020, telecommunication licenses in France represented a total of 876 million euros. These mainly correspond to the acquisition of the 5G license (90 MHz of spectrum in the 3.5 GHz band) for 875 million euros, including 854 million euros in fixed fees (with payment spread over four to 15 years, depending on the block) and 21 million euros in spectrum refarming costs relating to the allocation of new frequencies to operators (see Section 3.1.1.3 Significant events).

In 2019, no telecommunication license acquisition was recognized in France

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3.1.3.1.6      Additional information - France

France (at December 31, in thousands, at the end of the period)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Convergent services
Number of convergent customers	5,843	5,797	5,797	0.8%	0.8%
12-month convergent ARPO (in euros) (3)	68.8	68.1	67.7	1.1%	1.6%
Mobile services
Number of mobile accesses (2)	21,521	21,795	21,795	(1.3) %	(1.3) %
o/w: Convergent customer mobile accesses	9,807	9,694	9,694	1.2%	1.2%
Mobile only accesses	11,714	12,101	12,101	(3.2) %	(3.2) %
o/w: Contract customers	19,629	19,445	19,445	0.9%	0.9%
Prepaid customers	1,893	2,350	2,350	(19.5) %	(19.5) %
12-month mobile only ARPO (in euros) (3)	16.8	16.9	17.0	(0.4) %	(1.3) %
Fixed services
Number of fixed accesses (4)	30,291	31,001	31,001	(2.3) %	(2.3) %
Number of fixed Retail accesses	15,872	16,243	16,243	(2.3) %	(2.3) %
o/w: Number of fixed broadband accesses	11,955	11,658	11,658	2.6%	2.6%
o/w:	Accesses with very high-speed broadband	4,515	3,337	3,337	35.3%	35.3%
o/w:	Convergent customer fixed accesses	5,843	5,797	5,797	0.8%	0.8%
Fixed only accesses	6,112	5,861	5,861	4.3%	4.3%
12-month fixed only broadband ARPO (in euros) (3)	36.2	36.6	36.6	(1.1) %	(1.1) %
o/w: Number of fixed narrowband accesses	3,917	4,585	4,585	(14.6) %	(14.6) %
o/w: PSTN accesses	3,880	4,550	4,550	(14.7) %	(14.7) %
Other fixed accesses	36	36	36	2.0%	2.0%
Number of fixed Wholesale accesses	14,419	14,758	14,758	(2.3) %	(2.3) %
o/w: FTTH accesses	3,785	2,465	2,465	53.5%	53.5%
Copper accesses	10,635	12,293	12,293	(13.5) %	(13.5) %

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   See Section 7.2.1 Financial glossary.

(4)   Change in the recognition method of fixed accesses on January 1, 2020 (see Section 3.1.2.1.2 Number of customers).

Between 2019 and 2020, the customer base proved resilient in a very competitive environment.

The total mobile access base was down 1.3% year-on-year, with 21.5 million customers at December 31, 2020. Contract offers grew 0.9% year-on-year, reflecting both (i) the growth in premium offers, driven by Open convergent offers (which reached 9.8 million customers at December 31, 2020), and (ii) the increase in entry-level offers, driven by the penetration of SIM-only offers. This was largely due to the Sosh brand, which was in high demand during lockdown periods and while stores remained closed. Sosh had a total of 4.2 million customers at December 31, 2020, up 8.1% year-on-year. The prepaid customer bases are structurally in decline. In addition, there were 16.4 million 4G customers at December 31, 2020, an increase of 3.1% year-on-year.

The total fixed broadband access base increased by 2.6% year-on-year (298,000 new customers) to reach 12.0 million customers at December 31, 2020. This growth is mainly driven by (i) the dynamism of fiber optic offers, with a total of 4.5 million customers at December 31, 2020, up 35.3% year-on-year, and (ii) the continued growth of convergent offers, which grew by 0.8%, with 5.8 million customers at December 31, 2020. Moreover, 7.6 million customers had subscribed to IPTV and satellite TV offers at December 31, 2020, an increase of 4.7% year-on-year. Fixed access lines sold to other operators (wholesale) were down 2.3% year-on-year, due to the structural decline and migration of copper access lines. In contrast, the number of very high-speed broadband connections rose sharply (up 53.5% year-on-year).

3.1.3.2    Europe

Europe (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	10,580	10,968	11,051	(3.5) %	(4.3) %
EBITDAaL	2,932	3,112	3,136	(5.8) %	(6.5) %
EBITDAaL/Revenue	27.7%	28.4%	28.4%	(0.7 pts.)	(0.7 pts.)
Operating Income	796		1,009		(21.0) %
eCAPEX	1,847	1,668	1,681	10.7%	9.8%
eCAPEX/Revenue	17.5%	15.2%	15.2%	2.2 pts.	2.2 pts.
Telecommunication licenses	73	308	308	(76.2) %	(76.2) %
Average number of employees	26,807	27,867	27,718	(3.8) %	(3.3) %

(1)   See Section 3.1.5.1 Data on a comparable basis.

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3.1.3.2.1      Revenue - Europe

Europe (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	10,580	10,968	11,051	(3.5) %	(4.3) %
Retail services	7,147	7,368	7,401	(3.0) %	(3.4) %
Convergent services	2,717	2,702	2,714	0.5%	0.1%
Mobile only services	3,038	3,283	3,304	(7.5) %	(8.0) %
Fixed only services	1,083	1,129	1,145	(4.1) %	(5.4) %
IT & integration services	310	252	239	22.7%	29.8%
Wholesale services	1,924	1,942	1,959	(0.9) %	(1.8) %
Equipment sales	1,375	1,488	1,518	(7.6) %	(9.4) %
Other revenues	134	171	173	(21.5) %	(22.6) %

(1)   See Section 3.1.5.1 Data on a comparable basis.

Europe (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	10,580	10,968	11,051	(3.5) %	(4.3) %
Spain	4,951	5,263	5,280	(5.9) %	(6.2) %
Poland	2,590	2,567	2,654	0.9%	(2.4) %
Belgium & Luxembourg	1,315	1,363	1,341	(3.5) %	(1.9) %
Central Europe (2)	1,746	1,801	1,801	(3.0) %	(3.0) %
Eliminations	(22)	(25)	(25)

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   Central Europe: entities in Moldova, Romania and Slovakia.

Change in data on a historical basis

In data on a historical basis, the 471 million euro decrease in the Group’s revenue from countries in Europe between 2019 and 2020 includes (i) the negative effect of foreign exchange fluctuations for 88 million euros (mainly as a result of movements in the Polish zloty against the euro), (ii) the positive impact of changes in the scope of consolidation and other changes for 5 million euros, and (ii) organic change on a comparable basis, i.e. a decrease of 388 million euros in revenue.

Change in data on a comparable basis

In data on a comparable basis, the 388 million euro decrease in revenue from countries in Europe between 2019 and 2020 is mainly attributable to:

−    the decline in Mobile only services in all countries and the downturn in Equipment sales, and to a lesser extent, the decrease in Wholesale services (in most countries except Spain and Poland), the contraction in Fixed only services and the fall in Other revenues;

−    partially offset by (i) the growth in IT & integration services, and (ii) the growth in Convergent services.

The 388 million euro decrease in revenue in Europe between the two periods was largely due to the fall in revenue in Spain, down 312 million euros year-on-year.

Between 2019 and 2020, the decline in revenue in Europe was essentially due to:

−    the 245 million euro fall in revenue from Mobile only services in all countries, linked to a decrease in the mobile only access base, down 1.3% year-on-year (particularly in Spain and Central European countries) due to the combined effect of lower prepaid access sales, the migration of customers to convergent offers, and the decline in international roaming revenues from customers as a result of the Covid-19 health crisis;

−    the 113 million euro decrease in Equipment sales in almost all countries (except Romania and Moldova), mainly due to store closures during lockdown periods; and

−    to a lesser degree:

-     the 47 million euro decline in Fixed only services, primarily due to the downward trend in conventional telephony in Poland and the migration of customers to convergent offers,

-     the 37 million euro decrease in Other revenues, mainly relating to Belgium and Romania (linked to the downturn caused by the Covid-19 health crisis), as well as Poland, due to lower energy sales, and

-     the 18 million euro drop in revenue from Wholesale services, due in particular to the reduction in mobile services to carriers, resulting mainly from (i) the decline in SMS volumes and visitor roaming in Belgium due to the Covid-19 health crisis, and (ii) the fall in call termination (mostly in Romania).

This decrease in revenue was partially offset by:

−    the 57 million euro increase in revenue from IT & integration services, mainly in Poland in the B2B market, and secondarily in Romania, linked to the signing of specific new contracts with local authorities; and

−    to a lesser extent, the 15 million euro increase in revenue from Convergent services. The 5.1% fall in revenues from convergent services in Spain was more than offset by the 122 million euro increase in revenue from convergent services in Other European countries. Year-on-year, the convergent customer base in countries in Europe countries grew 5.0%.

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3.1.3.2.2      EBITDAaL - Europe

Change in data on a historical basis

In data on a historical basis, the 204 million euro decrease in EBITDAaL from countries in Europe between 2019 and 2020 stems from (i) the negative effect of foreign exchange fluctuations, amounting to 23 million euros, (ii) the adverse impact of changes in the scope of consolidation and other changes, amounting to 1 million euros, and (iii) organic change on a comparable basis, i.e. a 180 million euro fall in EBITDAaL.

Change in data on a comparable basis

In data on a comparable basis, the 180 million euro decrease in EBITDAaL from countries in Europe between 2019 and 2020 is mainly due to the 388 million euro fall in revenue in countries in Europe, and to a lesser extent, the decline in other operating income in Spain, partially offset by:

−    the reduction in commercial expenses, equipment costs and content costs, primarily due to the downturn in equipment sales caused by the Covid-19 health crisis;

−    the contraction in service fees and inter-operator costs, linked to the decline in wholesale services; and

−    to a lesser extent, the decrease in labor expenses in Poland, with, on the one hand, the effect of the drop in the average number of employees (full-time equivalents), and on the other, the effect of a 14 million euro reversal of pension provisions (amendment of the Seniority awards plan).

3.1.3.2.3      Operating income - Europe

In data on a historical basis, the 212 million euro reduction in operating income for countries in Europe between 2019 and 2020 is mostly a result of:

−    the 204 million euro fall in EBITDAaL in data on a historical basis; and

−    the 84 million euro decrease in the fixed asset, investment and businesses portfolio review, due to the fall in gains on disposal of fixed assets, with (i) the counter-effect of the recognition, in 2019, of significant disposals related to real estate portfolio optimization programs in Poland, and (ii) the decline in disposals of non-strategic mobile sites in Spain;

−    partially offset by the lower costs of restructuring programs relating to the counter-effect of the recognition, in 2019, of employee departure plans in Poland (see Note 6.3 to the Consolidated Financial Statements).

3.1.3.2.4      Economic CAPEX - Europe

Change in data on a historical basis

In data on a historical basis, the 166 million euro increase in economic CAPEX in countries in Europe between 2019 and 2020 includes (i) the negative impact of foreign exchange fluctuations for 13 million euros, (ii) more than offset by organic change on a comparable basis, i.e. an increase of 179 million euros in economic CAPEX.

Change in data on a comparable basis

In data on a comparable basis, the 179 million euro increase in economic CAPEX in countries in Europe between 2019 and 2020 is mainly due to the decrease in fixed asset disposals, with (i) the reduction in disposals of non-strategic mobile sites to Cellnex in Spain, and (ii) the decline in disposals made as part of the optimization of the real estate portfolio in Poland.

3.1.3.2.5      Telecommunication licenses - Europe

Telecommunication licenses in countries in Europe amount to:

−    73 million euros in 2020, mainly in Slovakia for 37 million euros (acquisition of a 5G license; see Section 3.1.1.3 Significant events), and Romania for 30 million euros (renewal of the 3G license in the 2100 MHz band); and

−    308 million euros in data on a historical basis in 2019, mainly for Spain.

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3.1.3.2.6      Additional information - Europe

Europe (at December 31, in thousands, at the end of the period)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Convergent services
Number of convergent customers	5,213	4,965	4,965	5.0%	5.0%
o/w: Spain	3,000	2,996	2,996	0.1%	0.1%
Poland	1,483	1,369	1,369	8.3%	8.3%
Belgium & Luxembourg	289	237	237	22.2%	22.2%
Central Europe (4)	441	364	364	21.3%	21.3%
12-month convergent ARPO (3)
Spain (in euros)	56.7	58.2	58.2	(2.5) %	(2.5) %
Poland (in zlotys)	105.7	102.4	102.4	3.2%	3.2%
Belgium (in euros)	75.1	77.1	77.1	(2.6) %	(2.6) %
Mobile services
Number of mobile accesses (2)	50,934	50,934	50,934	0.0%	0.0%
o/w: Convergent customer mobile accesses	10,020	9,460	9,460	5.9%	5.9%
Mobile only accesses	40,915	41,473	41,473	(1.3) %	(1.3) %
o/w: Contract customers	38,029	36,800	36,800	3.3%	3.3%
Prepaid customers	12,906	14,134	14,134	(8.7) %	(8.7) %
o/w: Spain	15,913	16,313	16,313	(2.4) %	(2.4) %
Poland	15,752	15,284	15,284	3.1%	3.1%
Belgium & Luxembourg	4,906	4,690	4,690	4.6%	4.6%
Central Europe (4)	14,363	14,647	14,647	(1.9) %	(1.9) %
12-month mobile only ARPO (3)
Spain (in euros)	11.3	12.0	12.0	(6.4) %	(6.4) %
Poland (in zlotys)	19.6	20.1	20.1	(2.3) %	(2.3) %
Belgium (in euros)	17.7	18.0	18.0	(1.7) %	(1.7) %
Fixed services
Number of fixed accesses (5)	10,873	10,863	10,863	0.1%	0.1%
Number of fixed Retail accesses	9,625	9,726	9,726	(1.0) %	(1.0) %
o/w: Number of fixed broadband accesses	7,772	7,547	7,547	3.0%	3.0%
o/w: Accesses with very high-speed broadband	4,748	4,270	4,270	11.2%	11.2%
o/w: Convergent customer fixed accesses	5,213	4,965	4,965	5.0%	5.0%
Fixed only accesses	2,558	2,582	2,582	(0.9) %	(0.9) %
o/w: Spain	4,032	4,075	4,075	(1.0) %	(1.0) %
Poland	2,702	2,607	2,607	3.6%	3.6%
Belgium & Luxembourg	348	279	279	24.8%	24.8%
Central Europe (4)	689	586	586	17.5%	17.5%
12-month fixed only broadband ARPO (3)
Spain (in euros)	29.4	30.6	30.6	(3.8) %	(3.8) %
Poland (in zlotys)	58.0	55.4	55.4	4.7%	4.7%
o/w: Number of fixed narrowband accesses	1,853	2,179	2,179	(15.0) %	(15.0) %
Number of fixed Wholesale accesses	1,248	1,137	1,137	9.8%	9.8%
o/w: Spain	792	618	618	28.1%	28.1%
Poland	457	519	519	(12.0) %	(12.0) %

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   See Section 7.2.1 Financial glossary.

(4)   Central Europe: entities in Moldova, Romania and Slovakia.

(5)   Change in the recognition method of fixed accesses on January 1, 2020 (see Section 3.1.2.1.2 Number of customers).

Between 2019 and 2020, customer bases in European countries withstood the Covid-19 health crisis and strong competition, which was particularly evident in Spain.

The total mobile access base was stable year-on-year, with 50.9 million customers at December 31, 2020. Prepaid offers continued to decline, accentuated by the Covid-19 health crisis. At the same time, contract offers increased in nearly all countries, with year-on-year growth of 3.3%.

The total fixed access base was up 0.1% year-on-year, with 10.9 million customers at December 31, 2020. The fixed broadband access base recorded a 3.0% year-on-year increase (with 7.8 million accesses at December 31, 2020), driven by the growth in very high-speed broadband, up 11.2% year-on-year (with 4.7 million accesses at December 31, 2020).

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3.1.3.2.7      Additional information - Spain

Spain (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	4,951	5,263	5,280	(5.9) %	(6.2) %
EBITDAaL	1,433	1,646	1,646	(13.0) %	(13.0) %
EBITDAaL/Revenue	28.9%	31.3%	31.2%	(2.3 pts.)	(2.2 pts.)
Operating Income	407		626		(34.9) %
eCAPEX	969	812	812	19.3%	19.3%
eCAPEX/Revenue	19.6%	15.4%	15.4%	4.1 pts.	4.2 pts.
Telecommunication licenses	6	298	298	(97.9) %	(97.9) %
Average number of employees	7,052	6,931	6,931	1.7%	1.7%

(1)   See Section 3.1.5.1 Data on a comparable basis.

Revenue - Spain

Spain (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	4,951	5,263	5,280	(5.9) %	(6.2) %
Retail services	3,476	3,760	3,760	(7.6) %	(7.6) %
Convergent services	1,984	2,092	2,092	(5.1) %	(5.1) %
Mobile only services	1,012	1,161	1,161	(12.9) %	(12.9) %
Fixed only services	471	501	501	(5.9) %	(5.9) %
IT & integration services	8	6	6	37.4%	37.4%
Wholesale services	916	901	901	1.7%	1.7%
Equipment sales	547	602	620	(9.2) %	(11.7) %
Other revenues	12	0	0	-	-

(1)   See Section 3.1.5.1 Data on a comparable basis.

Change in data on a historical basis

In data on a historical basis, the 330 million euro decrease in revenue from Spain between 2019 and 2020 stems from (i) the negative impact of changes in the scope of consolidation and other changes amounting to 18 million euros, and (ii) organic change on a comparable basis representing a 312 million euro decrease in revenue.

Change in data on a comparable basis

In data on a comparable basis, the 312 million euro decrease in revenue from Spain between 2019 and 2020 is largely attributable to the decline in Mobile only services and Convergent services, and to a lesser extent, the reduction in Equipment sales and Fixed only services.

For fixed broadband and mobile, sales performance between 2019 and 2020 was impacted by the Covid-19 health crisis and the continued very strong promotional drive, causing the market to migrate towards low-cost offers:

−    the total mobile access base fell by 2.4% year-on-year, with 15.9 million customers at December 31, 2020. Contract customers increased by 1.7% year-on-year, whilst prepaid customers (1.9 million customers at December 31, 2020) fell by 24.7% year-on-year;

−    the total fixed broadband access base shrank by 1.0% year-on-year, although the very high-speed fixed broadband access base continued to grow at a rate of 4.8% year-on-year to reach 3.4 million customers at December 31, 2020, or 83.2% of the total fixed broadband access base. In addition, digital TV packages (IPTV and satellite TV) increased by 0.9% year-on-year, driven by content offers (broadcasts of championship football matches and optional premium content).

The 312 million euro fall in revenue from Spain between the two periods (i.e. a reduction of 5.9%) is mainly attributable to:

−    the 150 million euro decline in revenue from Mobile only services, mainly due to the migration of the market towards low-cost offers, resulting in (i) a 6.4% drop in 12-month mobile only ARPO between December 31, 2019 and December 31, 2020, and (ii) a 5.2% year-on-year contraction in the mobile only access base, particularly for prepaid offers;

−    the 107 million euro decrease in revenue from Convergent services, due to the challenging competitive environment and the effects of the Covid-19 health crisis, particularly for packages that include football content. The convergent customer base had 3 million customers at December 31, 2020, up 0.1% year-on-year. 12-month convergent ARPO fell 2.5% between December 31, 2019 and December 31, 2020; and

−    to a lesser extent (i) the 55 million euro decrease in Equipment sales, owing to lower volumes due to the Covid-19 health crisis (store closures during lockdown periods), and (ii) the 30 million euro fall in revenue from Fixed only services, impacted by a tough competitive environment and the Covid-19 health crisis, leading to a 4.3% year-on-year contraction in the fixed only broadband access base and a 3.8% fall in 12-month fixed only broadband ARPO.

EBITDAaL - Spain

In both data on a historical basis and data on a comparable basis, the 214 million euro decline in EBITDAaL in Spain between 2019 and 2020 is mainly due to:

−    (i) the 312 million euro fall in revenue, (ii) the decrease in other operating income (decline in rebilling linked to network sharing, increase in impairment and losses on trade receivables due to the Covid-19 health crisis), and (iii) to a lesser extent, higher content costs;

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−    partly offset by (i) the decrease in commercial expenses and equipment costs, related to the Covid-19 health crisis (decrease in the costs of handsets and other products sold and fall in distribution fees due to the downturn in activity), (ii) the reduction in network expenses, and (iii) to a lesser extent, the decline in depreciation and amortization of rights-of-use assets, mainly linked to the reduced use of network access leasing due to the development of the FTTH network and the increase in customer connections to directly owned assets.

Operating income - Spain

In data on a historical basis, the 218 million euro decrease in operating income for Spain between 2019 and 2020 is mainly due to the 214 million euro fall in EBITDAaL on a historical basis.

Economic CAPEX - Spain

In both data on a historical basis and data on a comparable basis, the 157 million euro increase in economic CAPEX in Spain between 2019 and 2020 is mainly due to (i) the decrease in disposals of fixed assets between the two periods (with the disposal of non-strategic mobile sites to Cellnex for 75 million euros in 2020, compared to 185 million euros in 2019), and (ii) an increase in investments in mobile networks (particularly 5G networks), despite the delayed rollout caused by the Covid-19 health crisis.

Telecommunication licenses - Spain

Telecommunication licenses in Spain amounted to 6 million euros in 2020 and 298 million euros in 2019 on a historical basis.

3.1.3.3    Africa & Middle East

Africa & Middle East (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	5,834	5,543	5,646	5.2%	3.3%
EBITDAaL	1,964	1,785	1,814	10.0%	8.3%
EBITDAaL/Revenue	33.7%	32.2%	32.1%	1.5 pts.	1.5 pts.
Operating Income	1,027		940		9.3%
eCAPEX	1,036	977	987	6.0%	5.0%
eCAPEX/Revenue	17.8%	17.6%	17.5%	0.1 pts.	0.3 pts.
Telecommunication licenses	20	203	212	(90.1) %	(90.5) %
Average number of employees	14,501	14,454	14,824	0.3%	(2.2) %

(1)   See Section 3.1.5.1 Data on a comparable basis.

Africa & Middle East continue to suffer political, security or economic instability and sometimes tax or regulatory pressures that may affect the general business climate, the activity and earnings of subsidiaries and shareholdings, and could continue to affect them in the future. In some cases, these situations have led the Group to book impairments on assets (see Notes 8, 9.3 and 12 to the Consolidated Financial Statements). For further information on these risk factors, see Section 2.1 Risk factors.

3.1.3.3.1      Revenue - Africa & Middle East

Africa & Middle East (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	5,834	5,543	5,646	5.2%	3.3%
Retail services	5,007	4,644	4,738	7.8%	5.7%
Mobile only services	4,420	4,143	4,230	6.7%	4.5%
Fixed only services	562	487	493	15.5%	13.9%
IT & integration services	25	14	14	75.4%	74.0%
Wholesale services	695	764	780	(9.0) %	(11.0) %
Equipment sales	89	95	96	(6.8) %	(7.5) %
Other revenues	43	41	32	6.0%	36.6%

(1)   See Section 3.1.5.1 Data on a comparable basis.

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Africa & Middle East (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	5,834	5,543	5,646	5.2%	3.3%
Sonatel sub-group (2)	1,838	1,758	1,797	4.5%	2.3%
Côte d’Ivoire sub-group (3)	1,328	1,194	1,195	11.3%	11.1%
Egypt	891	831	796	7.2%	11.9%
Morocco	611	599	602	2.1%	1.6%
Jordan	392	394	402	(0.5) %	(2.5) %
Cameroon	329	312	312	5.6%	5.6%
Congo (DRC)	280	306	312	(8.3) %	(10.0) %
Other countries (4)	220	199	285	10.6%	(22.9) %
Eliminations	(56)	(49)	(55)	14.1%	2.1%

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   Sonatel sub-group: entities in Senegal, Mali, Guinea, Guinea-Bissau and Sierra Leone.

(3)   Côte d’Ivoire sub-group: entities in Côte d’Ivoire, Burkina Faso and Liberia.

(4)   Other countries: mainly Botswana, Central African Republic (CAR), Madagascar, and Niger until its disposal on November 22, 2019.

Change in data on a historical basis

In data on a historical basis, the 188 million euro increase in revenue from countries in the Africa & Middle East segment between 2019 and 2020 includes (i) the unfavorable effect of changes in the scope of consolidation and other changes for 69 million euros, mostly corresponding to the disposal of Orange Niger on November 22, 2019 (for 63 million euros), (ii) the negative impact of foreign exchange fluctuations for 33 million euros, mainly taking into account movements in the Guinean franc (for 31 million euros), and, to a lesser extent, the Jordanian dinar, against the euro, (iii) more than offset by organic change on a comparable basis, amounting to a 291 million euro increase in revenue.

Change in data on a comparable basis

In data on a comparable basis, the 291 million euro increase in revenue from countries in the Africa & Middle East segment between 2019 and 2020 is mainly due to business growth of (i) the Côte d’Ivoire sub-group, led by Côte d’Ivoire and Burkina Faso, (ii) the Sonatel sub-group, primarily driven by Guinea, Mali and Sierra Leone, (iii) Egypt, and (iv) to a lesser extent, Cameroon.

The growth in revenue from countries in the Africa & Middle East segment between the two periods is mainly attributable to:

−    the 278 million euro increase in Mobile only services, due in large part to (i) the 23.7% growth in data services, boosted by the 38.8% increase in the 4G customer base, which had 33.0 million customers at December 31, 2020, and (ii) the 21.1% growth in Orange Money’s revenue, which stood at 507 million euros in 2020, despite the regulatory measures introduced by central banks for mobile payment services in the context of the Covid-19 health crisis. At December 31, 2020, the mobile only access base had 128.4 million accesses, up 5.2% year-on-year, mainly due to the sales performance recorded in Cameroon and in the Sonatel and Côte d’Ivoire sub-groups; and

−    to a lesser extent, the 75 million euro increase in Fixed only services, largely as a result of the development of broadband services (particularly in Morocco), in turn due to the accelerated rollout of fiber and lifestyle changes during the pandemic. The fixed broadband access base, up 39.3% year-on-year, has therefore grown in almost all countries;

−    partially offset by the 69 million euro reduction in Wholesale services, impacted by the fall in incoming international traffic volumes and the decline in visitor roaming linked to the Covid-19 travel restrictions.

3.1.3.3.2      EBITDAaL - Africa & Middle East

Change in data on a historical basis

In data on a historical basis, the 151 million euro increase in EBITDAaL in countries in the Africa & Middle East segment between 2019 and 2020 includes (i) the unfavorable impact of changes in the scope of consolidation and other changes for 15 million euros, and (ii) the negative effect of foreign exchange fluctuations for 13 million euros, (iii) more than offset by organic change on a comparable basis, representing a 179 million euro increase in EBITDAaL.

Change in data on a comparable basis

In data on a comparable basis, the 179 million euro increase in EBITDAaL in countries in the Africa & Middle East segment between 2019 and 2020 is primarily explained by:

−    revenue growth of 291 million euros, and to a lesser extent, the fall in interconnection costs (due to the decline in domestic call termination and the slowdown in international transit activity), as well as the reduction in other operating expenses;

−    partially offset by (i) the increase in operating taxes and levies, mostly due to business growth, (ii) the increase in other network expenses and IT expenses (continued network rollout in all countries, development of data services), and (iii) the increase in distribution commissions, linked to the strong sales momentum and, in particular, the expansion of Orange Money.

3.1.3.3.3      Operating income - Africa & Middle East

In data on a historical basis, the 87 million euro increase in operating income in countries in the Africa & Middle East segment between 2019 and 2020 was largely due to the 151 million increase in EBITDAaL on a historical basis, partially offset by:

−    the 35 million euro increase in impairment of goodwill and fixed assets (see Notes 8 and 9.3 to the Consolidated Financial Statements), due to the counter-effect of the recognition, in 2019, (i) of a reversal of provisions for fixed assets in Egypt for 89 million euros, reflecting notably an improvement in the country’s economic situation, (ii) partially offset by impairment of goodwill in Jordan for 54 million euros, which reflected the effects of an uncertain political and economic climate and strong competitive pressure in the fixed and mobile data markets;

−    and the 39 million euro increase in depreciation and amortization of fixed assets (see Note 9.2 to the Consolidated Financial Statements).

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3.1.3.3.4      Economic CAPEX - Africa & Middle East

Change in data on a historical basis

In data on a historical basis, the 49 million euro increase in economic CAPEX in countries in the Africa & Middle East segment between 2019 and 2020 included (i) the negative effect of foreign exchange fluctuations for 6 million euros, and (ii) the unfavorable impact of foreign exchange fluctuations and changes in the scope of consolidation for 4 million euros, (iii) more than offset by organic change on a comparable basis, representing a 59 million euro increase in economic CAPEX.

Change in data on a comparable basis

In data on a comparable basis, the 59 million euro increase in economic CAPEX in countries in the Africa & Middle East segment between 2019 and 2020 is mainly due to the increase in investments in very high-speed mobile and fixed broadband networks (4G and FTTH) to support changes in usage. The 4G customer base reached 33.0 million customers at the end of December 2020, up 38.8% year-on-year. In addition, Africa & Middle East countries had 1.6 million households connectable with very high-speed broadband at December 31, 2020, up 61.9% year-on-year.

3.1.3.3.5      Telecommunication licenses - Africa & Middle East

In 2020, telecommunication licenses for countries in the Africa & Middle East segment totaled 20 million euros. These mainly concerned Senegal for 11 million euros and Morocco for 9 million euros.

In 2019, telecommunication licenses in countries in the Africa & Middle East segment amounted to 212 million euros in data on a historical basis, mostly relating to (i) Burkina Faso for 119 million euros, with the acquisition of a technology-neutral 2G/3G/4G license, and (ii) Guinea for 82 million euros, including the renewal of the current license with additional spectrum resources and the acquisition of a 4G license, plus the acquisition of a new technology-neutral 2G/3G/4G license.

3.1.3.3.6      Additional information - Africa & Middle East

Africa & Middle East (at December 31, in thousands, at the end of the period)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Mobile services
Number of mobile accesses (2)	128,351	121,969	121,969	5.2%	5.2%
o/w: Contract customers	6,424	5,447	5,447	17.9%	17.9%
Prepaid customers	121,927	116,522	116,522	4.6%	4.6%
o/w: Sonatel sub-group (3)	35,453	32,301	32,301	9.8%	9.8%
Côte d’Ivoire sub-group (4)	25,693	23,762	23,762	8.1%	8.1%
Egypt	27,501	28,098	28,098	(2.1) %	(2.1) %
Morocco	13,304	12,884	12,884	3.3%	3.3%
Jordan	2,099	2,080	2,080	0.9%	0.9%
Cameroon	9,262	7,872	7,872	17.7%	17.7%
Congo (DRC)	10,495	10,661	10,661	(1.5) %	(1.5) %
Other countries (5)	4,542	4,311	4,311	5.3%	5.3%
Fixed services
Number of fixed accesses (6)	2,542	2,052	2,052	23.9%	23.9%
Number of fixed Retail accesses	2,542	2,052	2,052	23.9%	23.9%
o/w: Number of broadband accesses	1,712	1,229	1,229	39.3%	39.3%
Number of fixed narrowband accesses	829	823	823	0.8%	0.8%

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   Sonatel sub-group: entities in Senegal, Mali, Guinea, Guinea-Bissau and Sierra Leone.

(4)   Côte d’Ivoire sub-group: entities in Côte d’Ivoire, Burkina Faso and Liberia.

(5)   Other countries: mainly Botswana, Central African Republic (CAR) and Madagascar.

(6)   Change in the recognition method of fixed accesses on January 1, 2020 (see Section 3.1.2.1.2 Number of customers).

3.1.3.4    Enterprise

Enterprise (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	7,807	7,914	7,820	(1.4) %	(0.2) %
EBITDAaL	1,023	1,202	1,191	(14.9) %	(14.1) %
EBITDAaL/Revenue	13.1%	15.2%	15.2%	(2.1) pts.	(2.1) pts.
Operating Income	621		772		(19.6) %
eCAPEX	339	403	404	(16.0) %	(16.2) %
eCAPEX/Revenue	4.3%	5.1%	5.2%	(0.8) pts.	(0.8) pts.
Average number of employees	27,429	26,505	25,979	3.5%	5.6%

(1)   See Section 3.1.5.1 Data on a comparable basis.

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3.1.3.4.1      Revenue - Enterprise

Enterprise (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	7,807	7,914	7,820	(1.4) %	(0.2) %
Fixed only services	3,851	3,950	3,963	(2.5) %	(2.8) %
Voice services (2)	1,237	1,285	1,289	(3.8) %	(4.0) %
Data services (3)	2,614	2,664	2,674	(1.9) %	(2.2) %
IT & integration services	3,086	3,015	2,909	2.3%	6.1%
Services and mobile equipment (4)	870	949	949	(8.3) %	(8.3) %
Mobile only services	649	727	727	(10.7) %	(10.7) %
Wholesale services	45	34	34	33.0%	33.0%
Equipment sales	175	187	187	(6.5) %	(6.5) %

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   Voice services include (i) legacy voice offers (PSTN access), (ii) Voice over Internet Protocol (VoIP) products, (iii) audio-conference services, and (iv) incoming traffic for call centers.

(3)   Data services include (i) legacy data solutions still offered by Orange Business Services (Frame Relay, Transrel, leased lines, narrowband), (ii) services having reached a certain maturity such as IP-VPN, and broadband infrastructure products such as satellite or fiber optic access, (iii) satellite TV broadcast services, and (iv) Business Everywhere roaming offers.

(4)   Services and mobile equipment include (i) mobile only services, (ii) wholesale services, corresponding to incoming mobile B2B traffic invoiced to other carriers, and (iii) mobile equipment sales invoiced to businesses.

Change in data on a historical basis

In data on a historical basis, the 13 million euro decrease in Enterprise revenue between 2019 and 2020 includes:

−    the positive impact of changes in the scope of consolidation and other changes in the amount of 127 million euros, resulting mainly from the acquisitions of SecureLink on July 8, 2019 (representing 122 million euros) and SecureData on January 31, 2019;

−    the negative effect of foreign exchange fluctuations of 33 million euros, mainly resulting from the performance of the US dollar against the euro; and

−    organic change on a comparable basis, representing a 107 million euro fall in revenue.

Change in data on a comparable basis

In data on a comparable basis, the 107 million euro decrease in Enterprise revenue between 2019 and 2020 is attributable to:

−    the 79 million euro decrease in revenue from Mobile services and equipment (see above definition in the table footnote), largely linked to the Covid-19 health crisis, with a decline of 78 million euros in revenue from mobile only services (revenues from roaming), and to a lesser extent, a 12 million euro decline in mobile equipment sales;

−    the 50 million euro fall in revenue from Data services (see above definition in the table footnote), mainly outside France, heavily impacted by the 11.3% drop in revenue from satellite broadcasting services (Globecast), due to postponements and cancellations of sporting and cultural events due to the Covid-19 health crisis;

−    the 48 million euro decline in revenue from Voice services (see above definition in the table footnote), mainly due to the structural decline in conventional services (conventional fixed telephony was down 73 million euros), partially offset by the growth of 16 million euros in audio-conferencing services, the use of which increased during the Covid-19 health crisis;

−    partially offset by the 70 million euro growth in revenue from IT & integration services, which continued to increase between the two periods despite the effects of the Covid-19 health crisis in 2020. This growth was mainly driven by the increase in cybersecurity services (with revenue of 768 million euros in 2020, up 9.0% year-on-year) and Cloud services (up 5.9% year-on-year).

3.1.3.4.2      EBITDAaL - Enterprise

Change in data on a historical basis

In data on a historical basis, the 168 million euro decrease in Enterprise EBITDAaL between 2019 and 2020 includes (i) the positive effect of foreign exchange fluctuations for 10 million euros, (ii) the favorable impact of changes in the scope of consolidation and other changes for 1 million euros, and (iii) organic change on a comparable basis, amounting to a decrease of 179 million euros in EBITDAaL.

Change in data on a comparable basis

In data on a comparable basis, the 179 million euro decrease in Enterprise EBITDAaL between 2019 and 2020 can essentially be attributed to:

−    (i) the 107 million euro fall in revenue, (ii) the increase in labor expenses, mainly related to the increase in the average number of employees (full-time equivalents) linked to the development of Cloud and cybersecurity activities, (iii) the increase in other network expenses and IT expenses, corresponding to the increase in operating and maintenance costs for IT infrastructure and applications (in line with the increase in IT & integration services), and (iv) the increase in impairment and losses on trade receivables due to the Covid-19 health crisis;

−    partially offset by the reduction in commercial expenses and equipment costs, in line with the decline in activity.

3.1.3.4.3      Operating income - Enterprise

In data on a historical basis, the 152 million euro fall in Enterprise operating income between 2019 and 2020 is largely due to the 168 million euro decrease in EBITDAaL on a historical basis, partially offset by the recognition, in 2020, of a 14 million euro gain on disposal of fixed assets.

3.1.3.4.4      Economic CAPEX - Enterprise

Change in data on a historical basis

In data on a historical basis, the 66 million euro decrease in Enterprise economic CAPEX between 2019 and 2020 includes (i) the negative effect of foreign exchange fluctuations for 3 million euros, (ii) the favorable impact of changes in the scope of consolidation and other changes for 2 million euros, and (iii) organic change on a comparable basis, amounting to a decrease of 64 million euros in economic CAPEX.

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Change in data on a comparable basis

In data on a comparable basis, the 64 million euro decrease in Enterprise economic CAPEX between 2019 and 2020 is due to (i) postponements of projects (real estate and customer projects), due partly to the Covid-19 health crisis, and (ii) the discontinuation of a major customer project with the resale of the assets to the customer.

3.1.3.4.5      Additional information - Enterprise

Enterprise (at December 31, in thousands, at the end of the period)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Mobile services
Number of mobile accesses in France (2)	13,287	12,513	12,513	6.2%	6.2%
Fixed services
Number of fixed accesses in France (3)	1,404	1,523	1,523	(7.8) %	(7.8) %
Number of fixed Retail accesses	1,404	1,523	1,523	(7.8) %	(7.8) %
o/w: Number of fixed broadband accesses	241	251	251	(3.9) %	(3.9) %
Number of fixed narrowband accesses	1,163	1,271	1,271	(8.6) %	(8.6) %
Number of IP-VPN accesses worldwide (4)	366	360	360	1.5%	1.5%
o/w: Number of IP-VPN accesses in France 4)	307	302	302	1.3%	1.3%

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   Contract customers. Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   Change in the recognition method of fixed accesses on January 1, 2020 (see Section 3.1.2.1.2 Number of customers).

(4)   Access of customers outside the Orange group, not including carrier market.

3.1.3.5    International Carriers & Shared Services

International Carriers & Shared Services (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	1,450	1,495	1,498	(3.0) %	(3.2) %
EBITDAaL	(244)	(276)	(261)	11.4%	6.3%
EBITDAaL/Revenue	(16.9) %	(18.5) %	(17.4) %	1.6 pts.	0.5 pts.
Operating Income	(538)		(499)		(7.9) %
eCAPEX	133	128	141	3.7%	(5.4) %
eCAPEX/Revenue	9.2%	8.6%	9.4%	0.6 pts.	(0.2 pts.)
Average number of employees	12,726	12,581	12,529	1.1%	1.6%

(1)   See Section 3.1.5.1 Data on a comparable basis.

3.1.3.5.1      Revenue - International Carriers & Shared Services

International Carriers & Shared Services (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Revenue	1,450	1,495	1,498	(3.0) %	(3.2) %
Wholesale services	1,038	1,077	1,077	(3.6) %	(3.6) %
Other revenues	412	418	421	(1.4) %	(2.1) %

(1)   See Section 3.1.5.1 Data on a comparable basis.

Change in data on a historical basis

In data on a historical basis, the 48 million euro decrease in International Carriers & Shared Services revenue between 2019 and 2020 can be attributed to (i) the adverse effect of foreign exchange fluctuations for 4 million euros, and (ii) organic change on a comparable basis, namely a 44 million euro decrease in revenue.

Change in data on a comparable basis

In data on a comparable basis, the 44 million euro decrease in revenue from International Carriers & Shared Services between 2019 and 2020 is attributable to:

−    the 38 million euro decrease in Wholesale services, owing to the decline in international wholesale services (mainly voice activities and roaming services), impacted by the Covid-19 health crisis; and

−    the 6 million euro contraction in Other revenues, mainly due to the decline in Orange Marine installation activities and the fall in cinema revenues (Orange Studio), impacted by the restrictions (closure of movie theaters) linked to the Covid-19 health crisis.

3.1.3.5.2      EBITDAaL - International Carriers & Shared Services

Change in data on a historical basis

In data on a historical basis, the 16 million euro increase in EBITDAaL of International Carriers & Shared Services between 2019 and 2020 includes (i) the positive effect of foreign exchange fluctuations for 3 million euros, (ii) the unfavorable effect of changes in the scope of consolidation and other changes for 18 million euros, and (iii) organic change on a comparable basis, namely a 31 million euro increase in EBITDAaL.

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Change in data on a comparable basis

In data on a comparable basis, the 31 million euro increase in EBITDAaL for International Carriers & Shared Services between 2019 and 2020 is mainly due to:

−    (i) the fall in other external purchases, essentially linked to the reduction in overheads of shared services, largely on account of the Covid-19 health crisis (travel savings, cancellation of events, decline in activity), and (ii) the reduction in labor expenses;

−    partially offset by (i) the 44 million euro drop in revenue, (ii) the fall in other operating income (net of other operating expenses), and (iii) the reduction in IT expenses.

3.1.3.5.3      Operating income - International Carriers & Shared Services

In data on a historical basis, the 39 million euro decrease in the operating income for International Carriers & Shared Services between 2019 and 2020 is mainly attributable to:

−    (i) the fall in gains on disposal of fixed assets between the two periods (counter-effect of the significant disposals carried out in 2019 as part of the optimization of the real estate portfolio), (ii) the increase in restructuring program costs (mainly due to the optimization of the real estate portfolio), and (iii) the increase in specific labor expenses in respect of the French part-time for seniors plans (TPS, plans relating to agreements for the employment of older workers in France) and related bonuses (see Note 7 to the Consolidated Financial Statements);

−    partially offset by (i) the counter-effect of the recognition, in 2019, of a 49 million euro expense in respect of significant litigation, and (ii) the 16 million euro increase in EBITDAaL on a historical basis.

3.1.3.5.4      Economic CAPEX - International Carriers & Shared Services

Change in data on a historical basis

In data on a historical basis, the 8 million euro decrease in the economic CAPEX of International Carriers & Shared Services between 2019 and 2020 stems from (i) the adverse impact of changes in the scope of consolidation and other changes for 12 million euros, (ii) partially offset by organic change on a comparable basis, i.e. a 5 million euro increase in economic CAPEX.

Change in data on a comparable basis

In data on a comparable basis, the 5 million euro increase in the economic CAPEX of International Carriers & Shared Services between 2019 and 2020 mainly results from the fall in disposals of fixed assets (counter-effect of the significant disposals made in 2019 as part of the real estate optimization program).

3.1.3.6    Mobile Finance Services

In 2020, the Mobile Finance Services business continued to grow, particularly:

−    in Europe, with (i) the integration, within the Orange Bank business, of the subsidiary Orange Courtage, which notably provided insurance for mobile handsets to 549,000 B2C customers at December 31, 2020, (ii) the launch of new value plans (including the Premium Pack aimed at families) and new bank cards, and (iii) the development project in the small business, corporate and non-profits market with the acquisition of the neobank Anytime (see Section 3.1.1.3 Significant events). At December 31, 2020, Orange Bank had nearly 1.2 million customers in France and Spain (this number includes customers of all products sold by Orange Bank: accounts, loans and mobile insurance); and

−    in Africa, with the commercial launch of Orange Bank Africa in Côte d’Ivoire in July 2020 (see Section 3.1.1.3 Significant events).

Mobile Finance Services (at December 31, in millions of euros)	2020	2019 data on a comparable basis (1)	2019 data on a historical basis	% change data on a comparable basis (1)	% change data on a historical basis
Net banking income (NBI) (2)	69	40	40	70.6%	70.6%
Cost of bank credit risk (3)	(31)	(10)	(10)	207.2%	207.2%
Operating Income	(195)		(186)		(5.3) %
eCAPEX	30	28	28	8.5%	8.5%
Average number of employees	848	849	849	(0.1) %	(0.1) %

(1)   See Section 3.1.5.1 Data on a comparable basis.

(2)   Net Banking Income (NBI) recognized as other operating income (see Notes 1.2, 1.3 and 5.2 to the Consolidated Financial Statements).

(3)   Cost of bank credit risk recognized in other operating expenses (see Notes 1.2, 1.3 and 6.2 to the Consolidated Financial Statements).

3.1.3.6.1      Operating activities

The segment information for Mobile Finance Services (operating income, investments in property, plant and equipment and intangible assets) is presented in Notes 1.2 and 1.3 to the Consolidated Financial Statements.

In data on a historical basis, the operating income of Mobile Finance Services was negative at 195 million euros. Between 2019 and 2020, the 10 million euro decrease in operating income is mainly due to:

−    the increase in the cost of bank credit risk (see Notes 1.2, 1.3 and 6.2 to the Consolidated Financial Statements), including 15 million euros related to the Covid-19 health crisis (see Section 3.1.1.3 Significant events and Note 17.2.3 to the Consolidated Financial Statements);

−    the increase in operating expenses resulting in particular from the development of offers in Europe and the launch of Orange Bank Africa;

−    partially offset by the 29 million euro increase in Net Banking Income (NBI, see Notes 1.2, 1.3 and 5.2 to the Consolidated Financial Statements), essentially due to lower acquisition and distribution costs.

In both data on a historical basis and data on a comparable basis, the economic CAPEX of Mobile Finance Services rose by 2 million euros between 2019 and 2020, primarily due to the increase in investments in Europe and the launch of the banking activities of Orange Bank Africa (see Section 3.1.1.3 Significant events).

3.1.3.6.2      Assets, liabilities and cash flows

The segment information for Mobile Finance Services (operating income, investments in property, plant and equipment and intangible assets, assets, liabilities and cash flows) are presented in Note 1 to the Consolidated Financial Statements, and the activities of Mobile Finance Services (financial assets and liabilities, management of market risks connected with the activities, and unrecognized contractual commitments) are described in Note 17 to the Consolidated Financial Statements.

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Orange Spain has set up a non-recourse program with Orange Bank for the sale of receivables due in instalments, replacing an existing program with a third-party bank. This program led to these receivables being derecognized from the balance sheet of Orange Spain (within telecom activities) and presented as customer loans and receivables within Mobile Finance Services activities (see Notes 5.3 and 17.1.1 to the Consolidated Financial Statements).

Outstanding loans and receivables to customers at December 31, 2020 came to 2.0 billion euros, an increase of 63 million euros from December 31, 2019 due to the development of the business in Spain. Loans to B2C customers made up 93.5% of that total. 49.3% were consumer loans (see Note 17.1.1 to the Consolidated Financial Statements).

Outstanding customer debts (deposits and savings) at December 31, 2020 amounted to 1.9 billion euros, down 1.5 billion euros from December 31, 2019 due to the discontinuation of activities carried out on behalf of Groupama group companies, particularly the management of current accounts and payment systems (see Note 17.1.2 to the Consolidated Financial Statements).

For more information on the risks related to Mobile Finance Services activities, see Section 2.1.3 Financial risks.

3.1.4      Cash flow, equity and financial debt

To ensure the transparency of the financial statements and separate out the performance of telecom activities and Mobile Finance Services activities, the analysis and financial commentary are split to reflect these two business areas. Accordingly, Sections 3.1.4.1 Liquidity and cash flows from telecom activities and 3.1.4.2. Financial debt and liquidity position of telecom activities deal with telecom activities, and Section 3.1.3.7 Mobile Finance Services covers the Group’s banking activities.

For the effects of the Covid-19 pandemic on the Group’s activities and financial position, see Section 3.1.1.3 Significant events.

3.1.4.1    Liquidity and cash flows from telecom activities

3.1.4.1.1      Organic cash flow from telecom activities

Organic cash flow from telecom activities is not a financial indicator defined by IFRS. For further information on the calculation of organic cash flow from telecom activities and the reasons why the Orange group uses this indicator, see Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

Organic cash flow from telecom activities stood at 2,494 million euros in 2020, compared with 2,345 million euros in 2019 (see Note 1.8 to the Consolidated Financial Statements).

Organic cash flow from telecom activities (at December 31, in millions of euros)	2020	2019 data on a historical basis
EBITDAaL from telecom activities	12,839	13,015
eCAPEX of telecom activities	(7,102)	(7,265)
EBITDAaL - eCAPEX of telecom activities	5,736	5,750
Increase (decrease) in eCAPEX trade payables (1)	307	45
Decrease (increase) in working capital requirement (2)	(500)	(204)
Interest paid and interest rate effects on derivatives, net (net of dividends received) (3)	(1,127)	(1,195)
Income tax paid (4)	(1,085)	(1,079)
Other operating items (5)	(838)	(971)
Organic cash flow from telecom activities	2,494	2,345

(1)   Including investment grant advances.

(2)   See Section 7.2.1 Financial glossary.

(3)   Excluding (i) interest paid on lease liabilities for 131 million euros in 2020 and 104 million euros in 2019, and (ii) interest paid on liabilities related to financed assets for 1 million euros in 2020 and 2019 (see Note 1.8 to the Consolidated Financial Statements).

(4)   Excluding, in 2020, tax income relating to the settlement of the tax dispute in France in respect of fiscal years 2005-2006 for 2,246 million euros (see Section 3.1.1.3 Significant events and Note 11.2 to the Consolidated Financial Statements). By definition, organic cash flow from telecom activities excludes amounts received or paid in respect of the main disputes.

(5)   Including (i) disbursements related to the French part-time for seniors plans (TPS, plans relating to agreements for the employment of older workers in France) and restructuring and integration costs, (ii) repayment of lease liabilities and payables related to financed assets, (iii) change in receivables and payables related to operating taxes and levies, and (iv) elimination of non-monetary effects.

Between 2019 and 2020, organic cash flow from telecom activities grew by 149 million euros, mainly due to:

−    (i) the 262 million euro increase in economic CAPEX trade payables for telecom activities, due to the significant increase in investments at end-2020 compared with end-2019, notably to make up for the delay caused by the Covid-19 health crisis, (ii) the 163 million euro fall in economic CAPEX for telecom activities on a historical basis (increase in co-financing received from other operators, slowdown in the rollout of very high-speed fixed broadband networks (FTTH) in Spain due to delays caused by the Covid-19 health crisis; see Section 3.1.2.5.1.1 Economic CAPEX), (iii) the 134 million euro decrease in other operating items (mostly cash outflows related to the French part-time for seniors (TPS) plans and restructuring and integration costs), and (iv) to a lesser extent, the 68 million fall in net interest paid and the net interest rate effect of derivatives (excluding interest paid on lease liabilities and on payables related to financed assets, net of dividends received);

−    partially offset by (i) the change in working capital requirement between the two periods of 296 million euros, mainly related to the change in gross trade receivables in France, and (ii) the 176 million euro decline in EBITDAaL on a historical basis (see Section 3.1.2.2.1 Group EBITDAaL).

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3.1.4.1.2      Cash flows from telecom activities

Cash flows from telecom activities are presented in Note 1.8 to the Consolidated Financial Statements.

Simplified statement of cash flows from telecom activities (1) (at December 31, in millions of euros)	2020	2019 data on a historical basis
Net cash provided by operating activities (2)	12,961	11,014
Net cash used in investing activities	(5,634)	(9,707)
Net cash used in financing activities	(5,490)	(278)
Cash change in cash and cash equivalents	1,839	1,029
Cash and cash equivalents in the opening balance	6,112	5,081
Cash change in cash and cash equivalents	1,839	1,029
Non-cash change in cash and cash equivalents	(59)	3
Cash and cash equivalents in the closing balance	7,891	6,112

(1)   See Note 1.8 to the Consolidated Financial Statements.

(2)   Including, in 2020, the effect of tax income relating to the settlement of the tax dispute in France in respect of fiscal years 2005-2006 for 2,246 million euros (see Section 3.1.1.3 Significant events and Note 11.2 to the Consolidated Financial Statements).

3.1.4.1.2.1       Net cash provided by operating activities (telecom activities)

Net cash provided by telecom activities was 12,961 million euros in 2020, versus 11,014 million euros in 2019.

In 2020, Orange pursued its policy of managing its working capital requirement. The effects on the change in working capital requirement (i) of the sale of receivables, and (ii) the extended payment terms on certain suppliers of goods and services and fixed assets, are described in Notes 5.3 and 6.6, respectively, to the Consolidated Financial Statements.

Change in net cash provided by operating activities (telecom activities) - 2020 vs. 2019 (at December 31, in millions of euros)	Decrease/ (Increase)
Net cash provided by operating activities in 2019	11,014
Increase (decrease) in operating income	(399)
Change in working capital requirement	(296)
Decrease (increase) in operating taxes and levies paid	8
Decrease (increase) in interest paid and interest rate effects on derivatives, net (net of dividends received)	40
Decrease (increase) in income tax paid	(6)
Tax dispute in France concerning fiscal years 2005-2006 (1)	2,246
Change in non-cash items included in operating income and reclassified items for presentation (2)	354
Net cash provided by operating activities in 2020	12,961

(1)   See Section 3.1.1.3 Significant events and Note 11.2 to the Consolidated Financial Statements.

(2)   Reclassified items for presentation include the elimination of operating taxes and levies included in operating income and presented separately above.

Between 2019 and 2020, the 1,947 million euro increase in net cash provided by telecom activities was largely attributable to:

−    the effect, in 2020, of tax income relating to the settlement of the tax dispute in France in respect of fiscal years 2005-2006 for 2,246 million euros (see Section 3.1.1.3 Significant events and Note 11.2 to the Consolidated Financial Statements);

−    partially offset by (i) the 399 million euro decrease in operating income from telecom activities, and (ii) the change of 296 million euros in working capital requirement between the two periods, mainly related to the change in gross trade receivables in France.

3.1.4.1.2.2       Net cash used in investing activities (telecom activities)

The net cash used in investing activities of telecom activities amounted to a negative 5,634 million euros in 2020, as against a negative 9,707 million euros in 2019.

Between 2019 and 2020, the 4,074 million euro decrease in net cash used in investing activities of telecom activities was largely attributable to:

−    the change in investments and other financial assets, with a decrease in investments at fair value of 1,489 million euros in 2020, versus an increase of 2,019 million euros in 2019 related to active management of the Group’s liquidity (effect of the cash received from bond issuance in 2019; see below);

−    the 510 million euro decrease in acquisitions of investment securities (net of cash acquired), mainly due to the counter-effect of the acquisitions made in 2019 (notably SecureLink, SecureData, BKM and BlueSoft; see Note 4.2 to the Consolidated Financial Statements);

−    the 409 million euro decrease in purchases and disposals of intangible assets and property, plant and equipment (net of the change in trade payables on fixed assets), essentially linked to the 425 million euro fall in economic CAPEX paid out (increase in co-financing received from other operators, slowdown in the rollout of very high-speed fixed broadband networks (FTTH) in Spain due in particular to the delays caused by the Covid-19 health crisis, decline in disposals of intangible assets and property, plant and equipment; see Section 3.1.2.5.1.1 Economic CAPEX);

−    partially offset by the counter-effect of the disposal of BT shares in 2019 for 543 million euros (see Note 13.7 to the Consolidated Financial Statements).

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Purchases and sales of property, plant and equipment and intangible assets

Purchases and sales of property, plant and equipment and intangible assets (at December 31, in millions of euros, net of change in trade payables on fixed assets)	2020	2019 data on a historical basis
Purchases of property, plant and equipment and intangible assets (1)	(8,516)	(8,394)
eCAPEX	(7,102)	(7,265)
Elimination of proceeds from sales of property, plant and equipment and intangible assets (2)	(444)	(610)
Telecommunication licenses	(969)	(519)
Increase (decrease) in fixed asset trade payables (3)	996	211
Sales of property, plant and equipment and intangible assets (4)	374	628
Total telecom activities	(7,146)	(7,555)

(1)   Financed assets have no effect on cash flows when acquired (see Section 3.1.2.5 Group capital expenditures and Notes 1.5 and 9.5 to the Consolidated Financial Statements).

(2)   Elimination of proceeds from sales of property, plant and equipment included in economic CAPEX (eCAPEX).

(3)   Including investment grant advances.

(4)   Net of change in receivables and advance on disposal of fixed assets.

Acquisitions and sales of investment securities

Acquisitions and sales of investment securities (1) (at December 31, in millions of euros, net of cash acquired or transferred)	2020	2019 data on a historical basis
Acquisitions of investment securities (net of cash acquired)	(89)	(599)
Acquisition of 100% of SecureLink	-	(371)
Acquisition of 100% of SecureData	-	(95)
Acquisition of 100% of BKM	-	(34)
Acquisition of 100% of BlueSoft	-	(28)
Other acquisitions	(89)	(72)
Disposals of investment securities (net of cash transferred)	5	529
Disposal of BT shares (2)	-	543
Other disposals	5	(14)
Total telecom activities	(85)	(71)

(1)   See Note 4.2 to the Consolidated Financial Statements.

(2)   See Note 13.7 to the Consolidated Financial Statements.

Other changes in shareholdings and other financial assets

Other decreases (increases) in shareholdings and other financial assets (at December 31, in millions of euros)	2020	2019 data on a historical basis
Investments at fair value (excluding cash equivalents)	1,489	(2,019)
Other	108	(63)
Total telecom activities	1,596	(2,082)

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3.1.4.1.2.3       Net cash used in financing activities (telecom activities)

The net cash used in the financing of telecom activities was a negative 5,490 million euros in 2020, versus a negative 278 million euros in 2019.

Net cash used in financing activities (at December 31, in millions of euros)	2020	2019 data on a historical basis
Change in medium- and long-term debt (1)	(782)	3,701
Medium and long-term debt issuances	2,694	8,351
Medium and long-term debt redemptions and repayments	(3,476)	(4,650)
Repayment of lease liabilities	(1,394)	(1,426)
Increase (decrease) in bank overdrafts and short-term borrowings (1)	(299)	(1,082)
Net change in cash collateral deposits (1)	(749)	609
Exchange rate effects on derivatives, net	37	26
Issues (redemptions) and other fees on subordinated notes (2) (3)	(12)	419
Coupons on subordinated notes (2) (3)	(280)	(276)
Proceed (purchase) of treasury shares (2)	7	(34)
Purchase of treasury shares - Orange Vision 2020 free share award plan	-	(27)
Other proceeds (purchases) of treasury shares	7	(7)
Capital increase (decrease) (2)	(195)	(108)
Capital increase (decrease) of owners of the parent company	-	-
Capital increase (decrease) of non-controlling interests	(195)	(108)
Changes in ownership interests with no gain or loss of control	(3)	(7)
Dividends paid (2)	(1,820)	(2,100)
Dividends paid to owners of the parent company (3)	(1,595)	(1,857)
Dividends paid to non-controlling interests	(225)	(243)
Total telecom activities	(5,490)	(278)

(1)   See Note 13 to the Consolidated Financial Statements.

(2)   See Note 15 to the Consolidated Financial Statements.

(3)   See Section 3.1.4.3 Equity.

Between 2019 and 2020, the 5,212 million euro decrease in net cash used in the financing of telecom activities is largely attributable to:

−    the 5,657 million euro decrease in medium- and long-term debt issuance (see Notes 13.5 and 13.6 to the Consolidated Financial Statements), mainly from bonds;

−    the net change in cash collateral deposits (with a deterioration of 749 million euros in 2020 compared with an improvement of 609 million euros in 2019), reflecting the change in the fair value of derivatives used mainly for hedging bonds denominated in the Group’s currencies (see Note 13.8 to the Consolidated Financial Statements);

−    the 431 million euro decrease in issuance (net of redemptions) and other fees on subordinated notes (see Note 15.4 to the Consolidated Financial Statements);

−    partially offset by (i) the 1,175 million euro decrease in repayments of medium- and long-term debt (see Notes 13.5 and 13.6 to the Consolidated Financial Statements), mainly bond redemptions, (ii) the change in bank overdrafts and short-term borrowings for 783 million euros, and (iii) to a lesser extent, the 262 million euro decrease in dividends paid to the owners of the parent company, linked to the decrease of 0.20 euro cents per share in the dividend for fiscal year 2019 in the context of the Covid-19 health crisis (see Section 3.1.1.3 Significant events), partially offset by the increase of 0.10 euro cents per share in the interim dividend for fiscal year 2020 (see Section 3.1.4.3 Equity and Note 15.3 to the Consolidated Financial Statements).

3.1.4.2    Financial debt and liquidity position of telecom activities

For further information on the risks relating to the Orange group’s financial debt, see Section 2.1.3 Financial risks.

3.1.4.2.1      Net financial debt

Net financial debt (see Note 13.3 to the Consolidated Financial Statements) and the ratio of net financial debt to EBITDAaL of telecom activities are financial indicators that are not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange group uses them, see Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary. Net financial debt as defined and used by Orange does not take into account Mobile Finance Services activities, for which this concept is not relevant.

(at December 31)	2020	2019 data on a historical basis
Net financial debt (1) (2)	23,489	25,466
Ratio of Net financial debt/EBITDAaL from telecom activities (1)	1.83	1.96

(1)   See Section 3.1.5 Financial indicators not defined by IFRS.

(2)   In millions of euros.

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Between December 31, 2019 and December 31, 2020, net financial debt fell by 1,976 million euros.

Change in net financial debt - 2020 vs. 2019 (at December 31, in millions of euros)	Decrease/ (Increase)
Net financial debt at December 31, 2019	(25,466)
Organic cash flow from telecom activities (1)	2,494
Telecommunication licenses paid	(351)
Significant litigation paid (and received) (2)	2,217
Purchases and disposals of investment securities (net of cash acquired or transferred) and changes in ownership interests with no gain or loss of control	(88)
Issues (redemptions) and other fees on subordinated notes (3)	(12)
Coupons on subordinated notes (3)	(280)
Dividends paid to owners of the parent company (3)	(1,595)
Dividends paid to non-controlling interests	(225)
Other financial items	(185)
Orange Bank capital increase subscribed by the Group (4)	(197)
Other (5)	12
Decrease (increase) in net financial debt	1,976
Net financial debt at December 31, 2020	(23,489)

(1)   See Section 3.1.4.1.1 Organic cash flow from telecom activities and Note 1.8 to the Consolidated Financial Statements.

(2)   Mainly tax income relating to the settlement of the tax dispute in France in respect of fiscal years 2005-2006 for 2,246 million euros (see Section 3.1.1.3 Significant events and Note 11.2 to the Consolidated Financial Statements).

(3)   See Section 3.1.4.3 Equity and Note 15.4 to the Consolidated Financial Statements.

(4)   See Note 1.8 to the Consolidated Financial Statements.

(5)   Including the effect of recognizing payables on financed assets.

3.1.4.2.2      Management of financial debt and liquidity position

Financial assets, liabilities and income (excluding Mobile Finance Services activities) and information relating to market risks and the fair value of financial assets and liabilities (excluding Mobile Finance Services activities) are described in Notes 13 and 14 respectively to the Consolidated Financial Statements.

At December 31, 2020, the liquidity position of telecom activities amounted to 17,243 million euros and exceeded the repayment obligations of gross financial debt in 2021. At December 31, 2020, the liquidity position of telecom activities mainly comprised 7,891 million euros in cash and cash equivalents and 3,206 million euros in investments at fair value (see Note 14.3 to the Consolidated Financial Statements).

3.1.4.2.3      Exposure to market risks and financial instruments

The management of interest rate risk, foreign exchange risk, liquidity risk, credit risk and counterparty risk, financial covenants and equity market risk, is described in Note 14 to the Consolidated Financial Statements.

For further information on risks relating to financial markets, see Section 2.1.3 Financial risks.

3.1.4.2.4      Change in Orange’s credit rating

Orange’s credit rating is an additional overall performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk. It is not a substitute for an analysis carried out by investors. Rating agencies regularly review the ratings they award. Any change in the rating could have an effect on the cost of future financing or access to liquidity.

In addition, a change in Orange’s credit rating will, for some outstanding financing, affect the compensation paid to investors via Step-up clauses (a clause that triggers an increase in interest payments in the event of a downgrading of Orange’s long-term credit rating by the rating agencies, according to contractually defined rules - this clause may also stipulate a downward revision of the coupon interest rate in the event of an improvement in the rating, as long as the interest rate does not drop below the initial interest rate on the loan - see Note 14.3 to the Consolidated Financial Statements).

Orange’s credit rating at December 31, 2020 was as follows:

Orange’s credit rating (at December 31, 2020)	Standard & Poor’s	Moody’s	Fitch Ratings
Long-term debt	BBB+	Baa1	BBB+
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F2

For further information on risks related to the financial markets and a history of the Company’s credit ratings, see Section 2.1.3 Financial risks.

3.1.4.3    Equity

At December 31, 2020, the French State held 22.95% of the capital of Orange SA and 29.43% of the voting rights, directly or in concert with Bpifrance Participations (see Note 15 to the Consolidated Financial Statements).

The payment of dividends by Orange took place as follows (see Note 15.3 to the Consolidated Financial Statements):

−    in 2020, payment of (i) the balance of the dividend of 0.20 euro per share in respect of the 2019 fiscal year (see Section 3.1.1.3 Significant events), and (ii) the interim dividend of 0.40 euro per share in respect of the 2020 fiscal year;

−    in 2019, payment of (i) the balance of the dividend of 0.40 euro per share in respect of the 2018 fiscal year, and (ii) the interim dividend of 0.30 euro per share in respect of the 2019 fiscal year.

Additionally, Orange has not exercised its right to defer the coupon related to the deeply subordinated notes since their issuance. Accordingly, it paid the noteholders (i) 258 million euros in 2020, and (ii) 297 million euros in 2019 (of which 21 million euros in coupons on subordinated notes reclassified in short-term borrowings at end-2019 and paid in 2020 (see Note 15.4 to the Consolidated Financial Statements).

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Given (i) the issuance by Orange of 700 million euros in subordinated notes on October 15, 2020 as part of its EMTN program, and (ii) the partial redemption of existing subordinated notes by a contractual offer for part of the subordinated notes in several tranches (see Note 15.4 to the Consolidated Financial Statements), at December 31, 2020, the Group’s outstanding subordinated notes remained unchanged from December 31, 2019.

Capital management is described in Note 14.7 to the Consolidated Financial Statements. Changes in equity are described in the Consolidated statement of changes in equity and in Note 15 to the Consolidated Financial Statements.

3.1.5      Financial indicators not defined by IFRS

In this document, in addition to the financial indicators reported in accordance with IFRS (International Financial Reporting Standards), Orange publishes financial indicators that are not defined by IFRS. As described below, these figures are presented as additional information and are not meant to be substitutes for or to be confused with financial indicators as defined by IFRS.

3.1.5.1    Data on a comparable basis

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. Orange provides the details of the effect of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business effect. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended, as well as the average exchange rates used for the Consolidated income statement for the period ended.

Orange’s management believes that the presentation of these indicators on a comparable basis is relevant because these are indicators used internally by the Group for monitoring its operating activities. Changes in data on a comparable basis better reflect organic business changes.

Data on a comparable basis are not financial indicators defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of the Group’s historical data for the past year or previous periods.

3.1.5.1.1      2019 fiscal year - Group

The following table presents, for the Orange group, the transition from data on a historical basis to data on a comparable basis for the 2019 fiscal year for the key operating data.

2019 fiscal year - Group (at December 31, 2019, in millions of euros)	Revenue	EBITDAaL	eCAPEX	Average number of employees
Data on a historical basis	42,238	12,856	7,293	135,619
Foreign exchange fluctuations (1)	(156)	(23)	(22)	-
Polish zloty (PLN)	(86)	(21)	(13)	-
Guinean franc (GNF)	(31)	(15)	(5)	-
US dollar (USD)	(19)	(4)	(2)	-
Jordanian dinar (JOD)	(8)	(3)	(1)	-
Egyptian pound (EGP)	34	11	6	-
Other	(46)	9	(7)	-
Changes in the scope of consolidation and other changes	68	(22)	(14)	336
Acquisition of SecureLink	122	8	2	472
Acquisition of BKM	22	(1)	-	146
Acquisition of SecureData	5	-	-	53
Disposal of Orange Niger	(63)	(15)	(2)	(331)
Other	(18)	(14)	(14)	(4)
Data on a comparable basis	42,151	12,812	7,257	135,954

(1)   Foreign exchange fluctuations between the average exchange rates for the 2019 fiscal year and average rates for the 2020 fiscal year.

The changes included in the transition from data on a historical basis to data on a comparable basis for the 2019 fiscal year incorporate (i) foreign exchange fluctuations between the average exchange rates for the 2019 fiscal year and the average exchange rates for the 2020 fiscal year, (ii) changes in the scope of consolidation (see Note 4.2 to the Consolidated Financial Statements) and other changes, with mainly:

−    the acquisition of SecureLink (Enterprise) on July 8, 2019, taking effect on January 1, 2019, on a comparable basis;

−    the acquisition of BKM (Europe) on July 30, 2019, taking effect on January 1, 2019, on a comparable basis;

−    the acquisition of SecureData (Enterprise) on January 31, 2019, taking effect on January 1, 2019, on a comparable basis; and

−    the sale of Orange Niger (Africa & Middle East) on November 22, 2019, taking effect on January 1, 2019, on a comparable basis.

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3.1.5.1.2      2019 fiscal year - Segments

The following table presents, for each segment of the Orange group, the transition from data on a historical basis to data on a comparable basis for the 2019 fiscal year for the key operating data.

2019 fiscal year - Segments (at December 31, 2019, in millions of euros)	Revenue	EBITDAaL	eCAPEX	Average number of employees
France
Data on a historical basis	18,154	7,135	4,052	53,720
Foreign exchange fluctuations (1)	-	-	-	-
Changes in the scope of consolidation and other changes (2)	11	11	-	(21)
Data on a comparable basis	18,165	7,146	4,052	53,698
Europe
Data on a historical basis	11,051	3,136	1,681	27,718
Foreign exchange fluctuations (1)	(88)	(23)	(13)	-
Changes in the scope of consolidation and other changes (2)	5	(1)	-	150
Acquisition of BKM	22	(1)	-	146
Other changes (2)	(17)	0	-	4
Data on a comparable basis	10,968	3,112	1,668	27,867
Africa & Middle East
Data on a historical basis	5,646	1,814	987	14,824
Foreign exchange fluctuations (1)	(33)	(13)	(6)	-
Changes in the scope of consolidation and other changes (2)	(69)	(15)	(4)	(370)
Disposal of Orange Niger	(63)	(15)	(2)	(331)
Other changes (2)	(6)	(0)	(2)	(39)
Data on a comparable basis	5,543	1,785	977	14,454
Enterprise
Data on a historical basis	7,820	1,191	404	25,979
Foreign exchange fluctuations (1)	(33)	10	(3)	-
Changes in the scope of consolidation and other changes (2)	127	1	2	525
Acquisition of SecureLink	122	8	2	472
Acquisition of SecureData	5	-	-	53
Other changes (2)	(0)	(7)	(0)	0
Data on a comparable basis	7,914	1,202	403	26,505
International Carriers & Shared Services
Data on a historical basis	1,498	(261)	141	12,529
Foreign exchange fluctuations (1)	(4)	3	0	-
Changes in the scope of consolidation and other changes (2)	-	(18)	(12)	52
Data on a comparable basis	1,495	(276)	128	12,581
Mobile Finance Services
Data on a historical basis	-	(160)	28	849
Foreign exchange fluctuations (1)	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	-	-	-
Data on a comparable basis	-	(160)	28	849

(1)   Foreign exchange fluctuations between the average exchange rates for the 2019 fiscal year and average rates for the 2020 fiscal year.

(2)   Including the effect of internal reorganizations between segments, which have no effect at Group level.

3.1.5.2    EBITDAaL

EBITDAaL (or "EBITDA after Leases") relates to operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on lease liabilities and interest on debts related to financed assets, and (iii) adjusted for significant litigation, specific labor expenses, the fixed asset, investment and businesses portfolio review, restructuring program costs, acquisition and integration costs and, where appropriate, other specific items that are systematically specified in relation to income or expenses (see Note 1.9 to the Consolidated Financial Statements).

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The reconciliation between EBITDAaL and consolidated net income is shown below.

(at December 31, in millions of euros)	2020			2019 data on a historical basis
	Adjusted data	Presentation adjustments (1)	Consolidated income statement	Adjusted data	Presentation adjustments (1)	Consolidated income statement
Revenue	42,270	-	42,270	42,238	-	42,238
External purchases	(17,684)	(6)	(17,691)	(17,860)	-	(17,860)
Other operating income	604	-	604	720	-	720
Other operating expenses	(560)	(229)	(789)	(527)	(72)	(599)
Labor expenses	(8,465)	(25)	(8,490)	(8,470)	(24)	(8,494)
Operating taxes and levies	(1,924)	-	(1,924)	(1,827)	-	(1,827)
Gains (losses) on disposal of fixed assets, investments and activities	-	228	228	-	277	277
Restructuring costs	-	(25)	(25)	-	(132)	(132)
Depreciation and amortization of financed assets	(55)	-	(55)	(14)	-	(14)
Depreciation and amortization of right-of-use assets	(1,384)	-	(1,384)	(1,274)	-	(1,274)
Impairment of right-of-use assets	-	(57)	(57)	-	(33)	(33)
Interest on debts related to financed assets	(1)	1	N/A	(1)	1	N/A
Interest on lease liabilities	(120)	120	N/A	(129)	129	N/A
EBITDAaL	12,680	6	N/A	12,856	144	N/A
Significant litigations	(211)	211	N/A	(49)	49	N/A
Specific labor expenses	(12)	12	N/A	(23)	23	N/A
Fixed asset, investment and business portfolio review	228	(228)	N/A	277	(277)	N/A
Restructuring program costs	(83)	83	N/A	(165)	165	N/A
Acquisition and integration costs	(37)	37	N/A	(24)	24	N/A
Depreciation and amortization of fixed assets	(7,134)	-	(7,134)	(7,110)	-	(7,110)
Reclassification of translation adjustment from liquidated entities	-	-	-	12	-	12
Impairment of goodwill	-	-	-	(54)	-	(54)
Impairment of fixed assets	(30)	-	(30)	73	-	73
Share of profits (losses) of associates and joint ventures	(2)	-	(2)	8	-	8
Elimination of interest on debts related to financed assets (2)	1	(1)	N/A	1	(1)	N/A
Elimination of interest on lease liabilities (2)	120	(120)	N/A	129	(129)	N/A
Operating Income	5,521	-	5,521	5,930	-	5,930
Finance costs, net	-	-	(1,314)	-	-	(1,261)
Income taxes	-	-	848	-	-	(1,447)
Consolidated net income	-	-	5,055	-	-	3,222
Net income attributable to owners of the parent company	-	-	4,822	-	-	3,004
Net income attributable to non-controlling interests	-	-	233	-	-	218

(1)   The presentation adjustments allow reassignment of specific line items identified in the segment information (see Note 1 to the Consolidated Financial Statements) to the lines for operating income and expenses presented in the consolidated income statement.

(2)   Interest on debts related to financed assets and interest on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the Consolidated Financial Statements.

Orange’s management believes that the presentation of the EBITDAaL indicator is relevant because, by including lease expenses in its calculation, this indicator enables better reflection of the operational performance of business segments, while retaining consistency with the adjusted EBITDA indicator used in segment information until December 31, 2018. This is the operational performance indicator used internally by the Group since January 1, 2019 to (i) manage and assess its operating results and segment results, and (ii) implement its investments and resource allocation strategy. EBITDAaL, or similar management indicators used by Orange’s competitors, are indicators that are often disclosed and widely used by analysts, investors and other players in the telecommunication industry.

EBITDAaL is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for operating income or net cash provided by operating activities.

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3.1.5.3    eCAPEX

eCAPEX (or "economic CAPEX") relates both to (i) investments in property, plant and equipment and intangible assets, excluding telecommunication licenses and financed assets sold, less the price of disposal of property, plant and equipment and intangible assets, and (ii) acquisitions of property, plant and equipment and intangible assets excluding telecommunication licenses and changes in fixed asset payables, less the price of disposal of property, plant and equipment and intangible assets sold.

The table below shows the transition of (i) investments in property, plant and equipment and intangible assets as presented in Note 1.5 to the Consolidated Financial Statements, and (ii) acquisitions of property, plant and equipment and intangible assets, excluding fixed asset payables, as presented in the Consolidated statement of cash flows in the Consolidated Financial Statements, to (iii) eCAPEX.

(at December 31, in millions of euros)	2020	2019 data on a historical basis
Investments in property, plant and equipment and intangible assets	8,787	8,565
Financed assets	(241)	(144)
Purchases of property, plant and equipment and intangible assets (1)	8,546	8,422
Proceeds from sales of property, plant and equipment and intangible assets	(444)	(610)
Telecommunication licenses	(969)	(519)
eCAPEX	7,132	7,293

(1)   See Consolidated statement of cash flows. Excluding the change in fixed asset payables. Investments financed through finance leases have no effect on cash flow upon acquisition.

Orange’s management believes that the presentation of economic CAPEX is relevant because this indicator (i) does not include investments in telecommunication licenses (the acquisition of these licenses is not part of the daily monitoring of operating investments) and financed assets (no effect on cash flow upon acquisition), and (ii) allows, in a context of asset rotation primarily linked to the fiber-optic economic model, to measure more accurately the actual amount of investments by excluding the proceeds from sales of property, plant and equipment and intangible assets that have been sold. It is the indicator used internally by the Group since January 1, 2019 in allocating resources, in order to measure the operating efficiency of the use of investments for each of its business segments.

eCAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for purchases of or investments in property, plant and equipment and intangible assets.

3.1.5.4    EBITDAaL - eCAPEX

The indicator "EBITDAaL - eCAPEX" is equivalent to EBITDAaL (see Section 3.1.5.2 EBITDAaL) minus eCAPEX (see Section 3.1.5.3 eCAPEX).

Orange’s management considers that presenting the "EBITDAaL - eCAPEX" indicator is relevant because it is the operational performance indicator used internally by the Group since January 1, 2019 to (i) manage and assess its operating results and segment results, and (ii) implement its investments and resource allocation strategy.

The "EBITDAaL - eCAPEX" indicator is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for analysis of net cash provided by operating activities and net cash used in the Group’s investing activities.

3.1.5.5    Organic cash flow from telecom activities

Organic cash flow from telecom activities refers to net cash provided by operating activities, minus (i) repayment of lease liabilities and debts related to financed assets, and (ii) purchases and sales of property plant and equipment and intangible assets, net of the change in fixed asset trade payables, (iii) excluding telecommunication licenses paid and the effect of the main litigations paid (and received).

The following table presents, for telecom activities, the transition from net cash provided by operating activities to organic cash flow from telecom activities as presented in Note 1.8 to the Consolidated Financial Statements.

Organic cash flow from telecom activities (at December 31, in millions of euros)	2020	2019 data on a historical basis
Net cash provided by operating activities (telecom activities) (1)	12,961	11,014
Purchases and sales of property, plant and equipment and intangible assets	(7,146)	(7,555)
Repayment of lease liabilities	(1,394)	(1,426)
Repayment of debt related to financed assets	(60)	(17)
Elimination of telecommunication licenses paid	351	334
Elimination of significant litigation paid (and received) (1)	(2,217)	(5)
Organic cash flow from telecom activities	2,494	2,345

(1)   Including, in 2020, tax income relating to the settlement of the tax dispute in France in respect of fiscal years 2005-2006 for 2,246 million euros (see Section 3.1.1.3 Significant events and Note 11.2 to the Consolidated Financial Statements).

Orange’s management believes that the presentation of organic cash flow from telecom activities is relevant for measuring the Group’s capacity to free up cash through its telecom activities taken as a whole, excluding the main items that are not under its control and which may vary significantly from one year to the next, which is particularly the case of the disbursements (and receipts) relating to significant litigation and the disbursements relating to acquisitions of telecommunication licenses. It is a more comprehensive indicator than "EBITDAaL - eCAPEX" (used internally to manage and assess operating and segment results and to implement its investment and resource allocation strategy), since it notably includes the effects of financial costs, income taxes and changes in working capital requirements. For this reason, this indicator has been chosen by Orange as a key performance indicator for telecom activities for its Engage 2025 strategic plan. This indicator is commonly used by companies in the telecommunication sector.

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Organic cash flow from telecom activities is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is not a substitute for cash generated by operating activities or allocated to investing activities.

3.1.5.6    Net financial debt

Net financial debt as defined and used by Orange does not take into account Mobile Finance Services activities, for which this concept is not relevant. It consists of (i) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), (ii) less cash collateral deposits, cash and cash equivalents and investments at fair value. Furthermore, financial instruments designated as cash flow hedges, included in net financial debt are mainly set up to hedge items that are not included therein, such as future cash flows. As a result, the portion relating to these unmatured hedging instruments recorded in other comprehensive income is added to gross financial debt to offset this temporary difference.

The breakdown of net financial debt is shown in Note 13.3 to the Consolidated Financial Statements.

Net financial debt is an indicator of financial position used by the Group. Net financial debt is a frequently disclosed indicator. It is widely used by analysts, investors, rating agencies and most groups in all business sectors in Europe.

Net financial debt is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of all the Group’s assets and liabilities.

3.1.5.7    Ratio of net financial debt to EBITDAaL from telecom activities

The ratio of net financial debt to EBITDAaL from telecom activities is calculated as the ratio of the Group’s net financial debt (see Section 3.1.5.6 Net financial debt) to EBITDAaL from telecom activities (see Section 3.1.5.2 EBITDAaL) calculated over the previous 12 months. As net financial debt (as defined and used by Orange) does not take into account Mobile Finance Services activities, for which this concept is not relevant, net financial debt is divided by EBITDAaL from telecom activities. In addition, when changes in scope significantly affect the Group’s net financial debt at the end of the period, the calculation of the ratio of net financial debt to EBITDAaL from telecom activities is adjusted to take into account the EBITDAaL from those entities over the previous 12 months.

(at December 31, in millions of euros)	2020	2019 data on a historical basis
Net financial debt (a)	23,489	25,466
EBITDAaL from telecom activities (b)	12,839	13,015
Ratio of net financial debt/EBITDAaL from telecom activities (a/b)	1.83	1.96

The ratio of net financial debt to EBITDAaL from telecom activities is used by Orange to measure the Group’s ability to repay its debt, and more broadly to measure its financial strength. This ratio is commonly used by companies in the telecommunication sector.

Ratio of net financial debt to EBITDAaL from telecom activities is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies.

3.1.6      Additional information

Unrecognized contractual commitments

Unrecognized contractual commitments are described in Notes 16 and 17.3 to the Consolidated Financial Statements.

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3.2    Recent events and Outlook

3.2.1      Recent events

On March 2, 2021, Orange announced its intention to redeem its USD 1 billion aggregate principal amount of 4.125% Notes due September 2021, which represents all of the remaining principal amount outstanding. The Notes are expected to be redeemed on or about April 1, 2021.

In 2015, SFR filed an action for damages allegedly suffered as a result of Orange’s anticompetitive practices in the "Enterprise" market segment. On March 16, 2021, Orange and SFR entered into a memorandum of understanding, notably putting an end to this dispute. As part of this agreement, SFR is expected to withdraw its claim for 3 billion euros. This agreement will not have a material impact on the Group’s earnings and net financial debt in 2021.

3.2.2      Outlook

The Group’s financial targets take into account the allocation of the tax refund of 2.2 billion euros received at the end of 2020 following the settlement of the tax dispute in France in respect of fiscal years 2005-2006 (see Section 3.1.1.3 Significant events). This balanced allocation of funds for the benefit of the company’s development, its employees and its shareholders, with a reinforced commitment to society, is intended to generate added value for the Group in the long term. It will nevertheless have an impact on short-term objectives.

For 2021, therefore, the Group forecasts:

−    stable but negative EBITDAaL (see Section 3.1.5.2 EBITDAaL) (around +1% before the allocation of the tax refund);

−    economic CAPEX (see Section 3.1.5.3 eCAPEX) of between 7.6 and 7.7 billion euros (around 7.3 billion euros before the allocation of the tax refund);

−    organic cash flow from telecom activities (see Section 3.1.5.5 Organic cash flow from telecom activities) of more than 2.2 billion euros (more than 2.6 billion euros before the allocation of the tax refund); and

−    a ratio of net financial debt to EBITDAaL from telecom activities (see Section 3.1.5.7 Ratio of net financial debt to EBITDAaL from telecom activities) maintained at around 2x in the medium term.

These objectives are based on the assumptions stated in the presentation of the global digital services market and the Group strategy (see Section 1.2 Market, strategy and business model) as well as in the presentation of the Group’s operating activities, which include a description of the various business segments’ markets (see Section 1.4 Operating activities). They take into account the events known on the date of this document mentioned in Section 3.2.1 above.

They were compiled and prepared on a basis comparable with the historical financial information and consistent with the Group’s accounting policies.

The Group also confirms its objective to generate between 3.5 and 4 billion euros in organic cash flow from telecom activities in 2023.

For more information on the outlook beyond 2021, see Section 1.2.2 The Orange group strategy.

By nature, achievement of these targets is subject to numerous risks and uncertainties that could cause actual results to differ materially from the targets announced. The most significant risks are detailed in Section 2.1 Risk factors.

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3.3    Consolidated financial statements

This document is a free translation into English of the yearly financial report prepared in French and is provided solely for the convenience of English speaking readers.

Significant events 2020

Covid-19 Health crisis	IFRS 16 Lease term	Tax dispute concerning fiscal years 2005-2006

The effect of the health crisis on the Group’s business and performance, the judgments and assumptions made, as well as the main effects of the crisis on the Group’s consolidated financial statements are presented in Note 3 "Impact of the health crisis linked to the Covid-19 pandemic".

In December 2019, IFRS IC issued its final decision on the determination of the enforceable period of leases.

The effects of this decision on the Group are presented in Note 2.3 "New standards and interpretations applied from January 1, 2020".

On November 13, 2020, the Conseil d’État issued a favorable decision on a tax dispute in respect of the years 2005-2006.

As at December 31, 2020, the current tax expense includes tax income of 2,246 million euros.

Note 3	Note 2.3.1	Note 11.2

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Consolidated income statement

Consolidated statement of comprehensive income

Consolidated statement of financial position

Consolidated statements of changes in shareholders’ equity

Analysis of changes in shareholders’ equity related to components of the other comprehensive income

Consolidated statement of cash flows

Note 1      Segment information

1.1   Segment revenue

1.2   Segment revenue to consolidated net income in 2020

1.3   Segment revenue to consolidated net income in 2019

1.4   Segment revenue to segment operating income in 2018

1.5   Segment investments

1.6   Segment assets

1.7   Segment equity and liabilities

1.8   Simplified statement of cash flows on telecommunication and Mobile Financial Services activities

1.9   Definition of operating segments and performance indicators

Note 2      Description of business and basis of preparation of the consolidated financial statements

2.1   Description of business

2.2   Basis of preparation of the financial statements

2.3   New standards and interpretations applied from January 1, 2020

2.4   Main standards and interpretations compulsory after December 31, 2020 with no early application elected by the Group

2.5   Accounting policies, use of judgment and estimates

Note 3      Impact of the health crisis linked to the Covid-19 pandemic

3.1   Effects of the Covid-19 pandemic on Orange’s business and financial position

3.2   Main effects on the Consolidated Financial Statements at December 31, 2020

Note 4      Gains and losses on disposal and main changes in scope of consolidation

4.1   Gains (losses) on disposal of fixed assets, investments and activities

4.2   Main changes in the scope of consolidation

4.3   On-going transactions

Note 5      Sales

5.1   Revenue

5.2   Other operating income

5.3   Trade receivables

5.4   Customer contract net assets and liabilities

5.5   Deferred income

5.6   Other assets

5.7   Related party transactions

Note 6      Purchases and other expenses

6.1   External purchases

6.2   Other operating expenses

6.3   Restructuring and integration costs

6.4   Broadcasting rights and equipment inventories

6.5   Prepaid expenses

6.6   Trade payables

6.7   Other liabilities

6.8   Related party transactions

Note 7      Employee benefits

7.1   Labor expenses

7.2   Employee benefits

7.3   Share-based payment

7.4   Executive compensation

Note 8      Impairment losses and goodwill

8.1   Impairment losses

8.2   Goodwill

8.3   Key assumptions used to determine recoverable amounts

8.4   Sensitivity of recoverable amounts

Note 9      Fixed assets

9.1   Gains (losses) on disposal of fixed assets

9.2   Depreciation and amortization

9.3   Impairment of fixed assets

9.4   Other intangible assets

9.5   Property, plant and equipment

9.6   Fixed assets payables

9.7   Dismantling provisions

Note 10   Lease agreements

10.1    Right-of-use assets

10.2    Lease liabilities

Note 11   Taxes

11.1    Operating taxes and levies

11.2    Income taxes

Note 12   Interests in associates and joint ventures

Note 13   Financial assets, liabilities and financial results (telecom activities)

13.1    Financial assets and liabilities of telecom activities

13.2    Profits and losses related to financial assets and liabilities

13.3    Net financial debt

13.4    TDIRA

13.5    Bonds

13.6    Loans from development organizations and multilateral lending institutions

13.7    Financial assets

13.8    Derivatives instruments

Note 14   Information on market risk and fair value of financial assets and liabilities (telecom activities)

14.1    Interest rate risk management

14.2    Foreign exchange risk management

14.3    Liquidity risk management

14.4    Financial ratios

14.5    Credit risk and counterparty risk management

14.6    Equity market risk

14.7    Capital management

14.8    Fair value of financial assets and liabilities

Note 15   Equity

15.1    Changes in share capital

15.2    Treasury shares

15.3    Dividends

15.4    Subordinated notes

15.5    Translation adjustment

15.6    Non-controlling interests

15.7    Earnings per share

Note 16   Unrecognized contractual commitments (telecom activities)

16.1    Operating activities commitments

16.2    Consolidation scope commitments

16.3    Financing commitments

Note 17   Mobile Financial Services activities

17.1    Financial assets and liabilities of Mobile Financial Services

17.2    Information on market risk management with respect to Orange Bank activities

17.3    Orange Bank’s unrecognized contractual commitments

Note 18   Litigation

Note 19   Subsequent events

Note 20   Main consolidated entities

Note 21   Auditors’ fees

The accompanying notes form an integral part of the consolidated financial statements. The accounting principles are split within each note in gray areas.

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Consolidated income statement

(in millions of euros, except for per share data)	Note	2020	2019(1)	2018
Revenue	5.1	42,270	42,238	41,381
External purchases	6.1	(17,691)	(17,860)	(18,563)
Other operating income	5.2	604	720	580
Other operating expenses	6.2	(789)	(599)	(505)
Labor expenses	7.1	(8,490)	(8,494)	(9,074)
Operating taxes and levies	11.1.1	(1,924)	(1,827)	(1,840)
Gains (losses) on disposal of fixed assets, investments and activities	4.1	228	277	197
Restructuring costs	6.3	(25)	(132)	(199)
Depreciation and amortization of fixed assets	9.2	(7,134)	(7,110)	(7,047)
Depreciation and amortization of financed assets	9.5	(55)	(14)	-
Depreciation and amortization of right-of-use assets	10.1	(1,384)	(1,274)	-
Reclassification of translation adjustment from liquidated entities		-	12	1
Impairment of goodwill	8.1	-	(54)	(56)
Impairment of fixed assets	9.3	(30)	73	(49)
Impairment of right-of-use assets	10.1	(57)	(33)	-
Share of profits (losses) of associates and joint ventures	12	(2)	8	3
Operating income		5,521	5,930	4,829
Cost of gross financial debt excluding financed assets		(1,099)	(1,108)	(1,341)
Interests on debts related to financed assets		(1)	(1)	-
Gains (losses) on assets contributing to net financial debt		(1)	5	9
Foreign exchange gain (loss)		(103)	76	(4)
Interests on lease liabilities		(120)	(129)	-
Other net financial expenses		11	15	25
Effects resulting from BT stake	13.7	-	(119)	(51)
Finance costs, net	13.2	(1,314)	(1,261)	(1,362)
Income taxes	11.2.1	848	(1,447)	(1,309)
Consolidated net income		5,055	3,222	2,158
Net income attributable to owners of the parent company		4,822	3,004	1,954
Non-controlling interests	15.6	233	218	204
Earnings per share attributable to parent company (in euros)	15.7
Net income
- basic		1.72	1.03	0.63
- diluted		1.71	1.02	0.62

(1)   2019 figures have been restated of the IFRS IC decision on lease term (see Note 2.3.1).

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Consolidated statement of comprehensive income

(in millions of euros)	Note	2020	2019(1)	2018
Consolidated net income		5,055	3,222	2,158
Remeasurements of the net defined benefit liability	7.2	(31)	(109)	45
Assets at fair value	13.7-17.1	94	(25)	(22)
Income tax relating to items that will not be reclassified	11.2.2	6	30	(6)
Share of other comprehensive income in associates and joint ventures that will not be reclassified		-	-	-
Items that will not be reclassified to profit or loss (a)		69	(104)	17
Assets at fair value	13.7-17.1	1	9	(8)
Cash flow hedges	13.8.2	22	144	(67)
Translation adjustment gains and losses	15.5	(414)	78	(7)
Income tax relating to items that are or may be reclassified	11.2.2	(10)	(47)	18
Share of other comprehensive income in associates and joint ventures that are or may be reclassified		-	-	-
Items that are or may be reclassified subsequently to profit or loss (b)		(401)	184	(64)
Other consolidated comprehensive income (a) + (b)		(332)	80	(47)
Consolidated comprehensive income		4,723	3,304	2,111
Comprehensive income attributable to the owners of the parent company		4,565	3,074	1,898
Comprehensive income attributable to non-controlling interests		158	230	213

(1)   2019 figures have been restated of the IFRS IC decision on lease term (see Note 2.3.1).

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Consolidated statement of financial position

(in millions of euros)	Note	December 31, 2020	December 31, 2019(1)	December 31, 2018
Assets
Goodwill	8.2	27,596	27,644	27,174
Other intangible assets	9.4	15,135	14,737	14,073
Property, plant and equipment	9.5	29,075	28,423	27,693
Right-of-use assets	10.1	7,009	6,700	-
Interests in associates and joint ventures	12	98	103	104
Non-current financial assets related to Mobile Financial Services activities	17.1	1,210	1,259	1,617
Non-current financial assets	13.1	1,516	1,208	2,282
Non-current derivatives assets	13.1	132	562	263
Other non-current assets	5.6	136	125	129
Deferred tax assets	11.2.3	731	992	1,366
Total non-current assets		82,639	81,753	74,701
Inventories	6.4	814	906	965
Trade receivables	5.3	5,620	5,320	5,295
Other customer contract assets	5.4	1,236	1,209	1,166
Current financial assets related to Mobile Financial Services activities	17.1	2,075	3,095	3,075
Current financial assets	13.1	3,259	4,766	2,748
Current derivatives assets	13.1	162	12	139
Other current assets	5.6	1,701	1,258	1,152
Operating taxes and levies receivables	11.1.2	1,104	1,090	1,027
Current taxes assets	11.2.3	128	120	119
Prepaid expenses	6.5	850	730	571
Cash and cash equivalents	13.1	8,145	6,481	5,634
Total current assets		25,094	24,987	21,891
Total assets		107,733	106,741	96,592

(1)   2019 figures have been restated of the IFRS IC decision on lease term (see Note 2.3.1).

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(in millions of euros)	Note	December 31, 2020	December 31, 2019(1)	December 31, 2018
Equity and liabilities
Share capital		10,640	10,640	10,640
Share premiums and statutory reserve		16,859	16,859	16,859
Subordinated notes		5,803	5,803	5,803
Retained earnings		1,092	(1,577)	(2,633)
Equity attributable to the owners of the parent company		34,395	31,725	30,669
Non-controlling interests		2,643	2,687	2,580
Total equity	15	37,038	34,412	33,249
Non-current financial liabilities	13.1	30,089	33,148	26,749
Non-current derivatives liabilities	13.1	844	487	775
Non-current lease liabilities	10.2	5,875	5,593	-
Non-current fixed assets payables	9.6	1,291	817	612
Non-current financial liabilities related to Mobile Financial Services activities	17.1	0	0	-
Non-current employee benefits	7.2	2,202	2,554	2,823
Non-current dismantling provisions	9.7	885	812	765
Non-current restructuring provisions	6.3	53	96	230
Other non-current liabilities	6.7	307	353	462
Deferred tax liabilities	11.2.3	855	703	631
Total non-current liabilities		42,401	44,561	33,047
Current financial liabilities	13.1	5,170	3,925	7,270
Current derivatives liabilities	13.1	35	22	133
Current lease liabilities	10.2	1,496	1,339	-
Current fixed assets payables	9.6	3,349	2,848	2,835
Trade payables	6.6	6,475	6,682	6,736
Customer contract liabilities	5.4	1,984	2,093	2,002
Current financial liabilities related to Mobile Financial Services activities	17.1	3,128	4,279	4,835
Current employee benefits	7.2	2,192	2,261	2,392
Current dismantling provisions	9.7	16	15	11
Current restructuring provisions	6.3	64	120	159
Other current liabilities	6.7	2,267	2,095	1,788
Operating taxes and levies payables	11.1.2	1,279	1,287	1,322
Current taxes payables	11.2.3	673	748	755
Deferred income	5.5	165	51	58
Total current liabilities		28,294	27,767	30,296
Total equity and liabilities		107,733	106,741	96,592

(1)   2019 figures have been restated of the IFRS IC decision on lease term (see Note 2.3.1).

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Consolidated statements of changes in shareholders’ equity

(in millions of euros)	Note	Attributable to owners of the parent company							Attributable to non-controlling interests			Total equity
		Number of issued shares	Share capital	Share premiums and statutory reserve	Subordinated notes	Reserves	Other comprehensive income	Total	Reserves	Other comprehensive income	Total
Balance as of December 31, 2017		2,660,056,599	10,640	16,859	5,803	(1,851)	(476)	30,975	2,323	214	2,537	33,512
Effect of IFRS 9 application		-	-	-	-	20	(39)	(19)	(4)	-	(4)	(23)
Balance as of January 1, 2018 after effect of IFRS 9 application		2,660,056,599	10,640	16,859	5,803	(1,831)	(515)	30,956	2,319	214	2,533	33,489
Consolidated comprehensive income		-	-	-	-	1,954	(56)	1,898	204	9	213	2,111
Share-based compensation	7.3	-	-	-	-	46	-	46	4	-	4	50
Purchase of treasury shares	15.2	-	-	-	-	(98)	-	(98)	-	-	-	(98)
Dividends	15.3	-	-	-	-	(1,860)	-	(1,860)	(246)	-	(246)	(2,106)
Subordinated notes remuneration	15.4	-	-	-	-	(280)	-	(280)	-	-	-	(280)
Changes in ownership interests with no gain/loss of control	4.2	-	-	-	-	(3)	-	(3)	(9)	-	(9)	(12)
Changes in ownership interests with gain/loss of control	4.2	-	-	-	-	-	-	-	11	-	11	11
Other movements		-	-	-	-	10	-	10	74	-	74	84
Balance as of December 31, 2018		2,660,056,599	10,640	16,859	5,803	(2,062)	(571)	30,669	2,357	223	2,580	33,249
Effect of IFRS 16 application(1)		-	-	-	-	2	-	2	-	-	-	2
Balance as of January 1, 2019 after effect of IFRS 16 application		2,660,056,599	10,640	16,859	5,803	(2,060)	(571)	30,671	2,357	223	2,580	33,251
Consolidated comprehensive income(1)		-	-	-	-	3,004	69	3,073	218	11	230	3,304
Share-based compensation	7.3	-	-	-	-	52	-	52	3	-	3	55
Purchase of treasury shares	15.2	-	-	-	-	(34)	-	(34)	-	-	-	(34)
Dividends	15.3	-	-	-	-	(1,857)	-	(1,857)	(248)	-	(248)	(2,105)
Issues and purchases of subordinated notes	15.4	-	-	-	0	(81)	-	(81)	-	-	-	(81)
Subordinated notes remuneration	15.4	-	-	-	-	(297)	-	(297)	-	-	-	(297)
Changes in ownership interests with no gain/loss of control	4.2	-	-	-	-	4	-	4	1	-	1	5
Changes in ownership interests with gain/loss of control	4.2	-	-	-	-	-	-	-	2	-	2	2
Other movements(2)		-	-	-	-	195	-	195	119	-	119	314
Balance as of December 31, 2019	2.3.1	2,660,056,599	10,640	16,859	5,803	(1,075)	(502)	31,725	2,452	234	2,687	34,412
Consolidated comprehensive income		-	-	-	-	4,822	(257)	4,565	233	(75)	158	4,723
Share-based compensation	7.3	-	-	-	-	16	-	16	7	-	7	23
Purchase of treasury shares	15.2	-	-	-	-	7	-	7	-	-	-	7
Dividends	15.3	-	-	-	-	(1,595)	-	(1,595)	(225)	-	(225)	(1,820)
Issues and purchases of subordinated notes	15.4	-	-	-	0	(12)	-	(12)	-	-	-	(12)
Subordinated notes remuneration	15.4	-	-	-	-	(258)	-	(258)	-	-	-	(258)
Changes in ownership interests with no gain/loss of control	4.2	-	-	-	-	(21)	-	(21)	19	-	19	(2)
Other movements		-	-	-	-	(33)	-	(33)	(2)	-	(2)	(35)
Balance as of December 31, 2020		2,660,056,599	10,640	16,859	5,803	1,852	(759)	34,395	2,484	159	2,643	37,038

(1)   The effects of IFRS 16 application are described in Note 2.3.1 and Note 10.

(2)   Including in 2019 the effect of the cancellation of the promise to buy (put option) of the Orange Bank equity.

Analysis of changes in shareholders’ equity related to components of the other comprehensive income

(in millions of euros)	Attributable to owners of the parent company								Attributable to non-controlling interests							Total other comprehensive income
	Assets available for sale	Assets at fair value	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Other comprehensive income of associates and joint ventures(3)	Total	Assets available for sale	Assets at fair value	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Total
Balance as of December 31, 2017	56	-	(196)	27	(541)	218	(40)	(476)	(1)	-	(4)	232	(16)	3	214	(262)
Effect of IFRS 9 application	(56)	17	-	-	-	-	-	(39)	1	(1)	-	-	-	-	-	(39)
Balance as of January 1, 2018 after effect of IFRS 9 application	-	17	(196)	27	(541)	218	(40)	(515)	-	(1)	(4)	232	(16)	3	214	(301)
Variation	-	(27)	(68)	(12)	37	14	-	(56)	-	(3)	1	5	8	(2)	9	(47)
Balance as of December 31, 2018	-	(10)	(264)	15	(504)	232	(40)	(571)	-	(4)	(3)	237	(8)	1	223	(348)
Effect of IFRS 16 application	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Balance as of January 1, 2019 after effect of IFRS 16 application	-	(10)	(264)	15	(504)	232	(40)	(571)	-	(4)	(3)	237	(8)	1	223	(348)
Variation(1)	-	(18)	147	64	(107)	(16)	-	69	-	3	(3)	14	(2)	(1)	11	80
Balance as of December 31, 2019	-	(28)	(117)	78	(611)	216	(40)	(502)	-	(2)	(6)	251	(10)	1	234	(268)
Variation(2)	-	95	18	(334)	(33)	(4)	-	(257)	-	(1)	4	(80)	2	(0)	(75)	(332)
Balance as of December 31, 2020	-	68	(98)	(256)	(644)	212	(40)	(759)	-	(3)	(2)	171	(8)	0	159	(600)

(1)   Including a 144 million euros change in hedging instruments (see Note 13.8.2) and a (109) million euros change in actuarial gains and losses (see Note 7.2.3).

(2)   Including a (414) million euros change in actuarial gains and losses (see Note 15.5) and a 94 million euros change in assets available at fair value (see Note 14.8).

(3)   Amounts excluding translation adjustment.

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Consolidated statement of cash flows

(in millions of euros)	Note	2020	2019(1)	2018
Operating activities
Consolidated net income		5,055	3,222	2,158
Non-monetary items and reclassified items for presentation		10,310	12,221	11,497
Operating taxes and levies	11.1	1,924	1,827	1,840
Gains (losses) on disposal of fixed assets, investments and activities	4.1	(228)	(277)	(197)
Other gains and losses		(23)	(9)	-
Depreciation and amortization of fixed assets	9.2	7,134	7,110	7,047
Depreciation and amortization of financed assets	9.5	55	14	-
Depreciation and amortization of right-of-use assets	10.1	1,384	1,275	-
Changes in provisions	5-6-7-9	(504)	(484)	(17)
Reclassification of cumulative translation adjustment from liquidated entities		-	(12)	(1)
Impairment of goodwill	8.1	-	54	56
Impairment of fixed assets	9.3	30	(73)	49
Impairment of right-of-use assets	10.1	57	33	-
Share of profits (losses) of associates and joint ventures	12	2	(8)	(3)
Operational net foreign exchange and derivatives		(11)	9	2
Finance costs, net	13.2	1,314	1,261	1,362
Income tax	11.2	(848)	1,447	1,309
Share-based compensation	7.3	23	55	50
Changes in working capital and operating banking activities(2)		(640)	(934)	(236)
Decrease (increase) in inventories, gross		72	69	(152)
Decrease (increase) in trade receivables, gross		(488)	(45)	(97)
Increase (decrease) in trade payables		(122)	(85)	177
Changes in other customer contract assets and liabilities		(41)	(60)	12
Changes in other assets and liabilities (3)		(62)	(813)	(176)
Other net cash out		(2,028)	(4,319)	(3,913)
Operating taxes and levies paid		(1,929)	(1,939)	(1,777)
Dividends received		6	17	51
Interest paid and interest rates effects on derivatives, net(4)		(1,264)	(1,318)	(1,259)
Tax dispute for fiscal years 2005-2006	11.2	2,246	-	-
Income tax paid excluding the effect of the tax litigation for years 2005-2006		(1,086)	(1,079)	(928)
Net cash provided by operating activities (a)		12,697	10,190	9,506
Investing activities
Purchases and sales of property, plant and equipment and intangible assets		(7,176)	(7,582)	(7,692)
Purchases of property, plant and equipment and intangible assets (5)	9.4-9.5	(8,546)	(8,422)	(7,642)
Increase (decrease) in fixed assets payables		958	179	(289)
Investing donations received in advance		39	32	47
Sales of property, plant and equipment and intangible assets(6)		374	628	192
Cash paid for investment securities, net of cash acquired		(49)	(559)	(284)
SecureLink	4.2	-	(371)	-
SecureData	4.2	-	(95)	-
Basefarm	4.2	-	-	(230)
Business & Decision	4.2	-	-	(36)
Other		(49)	(93)	(18)
Investments in associates and joint ventures		(7)	(2)	(6)
Purchases of equity securities measured at fair value		(67)	(44)	(104)
Sales of BT		-	543	53
Sales of other investment securities, net of cash transferred		19	(14)	57
Decrease (increase) in securities and other financial assets	13.7	1,716	(1,711)	(576)
Investments at fair value, excluding cash equivalents		1,568	(2,025)	55
Other(7)		148	314	(631)
Net cash used in investing activities (b)		(5,564)	(9,370)	(8,552)

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(in millions of euros)	Note	2020	2019(1)	2018
Financing activities
Medium and long-term debt issuances	13.5-13.6	2,694	8,351	5,214
Medium and long-term debt redemptions and repayments(8)	13.5-13.6	(3,476)	(4,650)	(4,095)
Repayments of lease liabilities		(1,398)	(1,429)	-
Increase (decrease) of bank overdrafts and short-term borrowings		(413)	(945)	(43)
including redemption of subordinated notes reclassified in 2019 as short-term borrowings	15.4	(500)	-	-
Decrease (increase) of cash collateral deposits		(747)	590	208
Exchange rates effects on derivatives, net		37	26	7
Subordinated notes issuances (purchases) and other related fees	15.4	(12)	419	-
Coupon on subordinated notes	15.4	(280)	(276)	(280)
Purchases of treasury shares - Orange Vision 2020 free share award plan	15.2	-	(27)	(101)
Other proceeds (purchases) from treasury shares	15.2	7	(7)	3
Capital increase (decrease) - non-controlling interests		2	79	68
Changes in ownership interests with no gain/loss of control		(3)	(7)	(6)
Dividends paid to owners of the parent company	15.3	(1,595)	(1,857)	(1,860)
Dividends paid to non-controlling interests	15.6	(226)	(243)	(246)
Net cash used in financing activities (c)		(5,410)	24	(1,131)
Net change in cash and cash equivalents (a) + (b) + (c)		1,724	844	(177)
Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance		6,481	5,634	5,810
Cash change in cash and cash equivalents		1,724	844	(177)
Non-cash change in cash and cash equivalents		(59)	3	1
o/w effect of exchange rates changes and other non-monetary effects		(59)	3	1
Cash and cash equivalents in the closing balance		8,145	6,481	5,634

(1)   2019 figures have been restated of the IFRS IC decision on lease term (see Note 2.3.1).

(2)   Operating banking activities mainly include transactions with customers and credit institutions. They are presented in changes in other assets and liabilities.

(3)   Excluding operating tax receivables and payables.

(4)   Including interests paid on lease liabilities for (131) million euros in 2020 and (104) million euros in 2019 and interests paid on financed asset liabilities for (1) million euro in 2020 and 2019.

(5)   Acquisitions of financed assets for 241 million euros in 2020 and 144 million euros in 2019 have no effect to the net cash used in investing activities. In 2018, acquisitions of property, plant, equipment and intangible assets financed through finance leases in the amount of 136 million euros had no effect to the net cash used in investing activities.

(6)   Including proceeds from sale and lease-back transactions for 227 million euros in 2020 and 381 million euros in 2019.

(7)   Including effects relating to the Digicel litigation of which in 2018 escrowed amount of (346) million euros and in 2020, reimbursement of 97 million euros received by Orange (see Note 18). In 2019, mainly included net repayments of debt securities of Orange Bank for 277 million euros (net acquisitions for (154) million euros in 2018, see Note 17.1.1).

(8)   Including TDIRA buy-backs (see Note 13.4)

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Note 1        Segment information

1.1         Segment revenue

(in millions of euros)	France
		Spain	Other European countries	Eliminations Europe
December 31, 2020
Revenue (3)	18,461	4,951	5,638	(9)
Convergence services	4,559	1,984	733	-
Mobile services only	2,245	1,012	2,026	-
Fixed services only	3,959 (4)	471	611	-
IT & integration services	-	8	301	-
Wholesale	5,866	916	1,017	(9)
Equipment sales	1,187	547	828	-
Other revenue	644	12	122	-
External	17,794	4,908	5,559	-
Inter-operating segments	667	43	79	(9)
December 31, 2019
Revenue (3)	18,154	5,280	5,783	(12)
Convergence services	4,397	2,092	623	-
Mobile services only	2,324	1,161	2,143	-
Fixed services only	4,086 (4)	501	644	-
IT & integration services	-	6	232	-
Wholesale	5,487	901	1,071	(12)
Equipment sales	1,351	620	898	-
Other revenue	509	0	173	-
External	17,492	5,230	5,695	-
Inter-operating segments	662	50	88	(12)
December 31, 2018
Revenue (3)	18,211	5,349	5,687	(13)
Convergence services	4,458	2,143	467	-
Mobile services only	2,348	1,215	2,194	-
Fixed services only	4,168 (4)	496	697	-
IT & integration services	-	1	158	-
Wholesale	5,342	810	1,150	(13)
Equipment sales	1,410	684	868	-
Other revenue	485	-	153	-
External	17,615	5,299	5,601	-
Inter-operating segments	596	50	86	(13)

(1)   Including, in 2020, revenue of 5,071 million euros in France, 13 million euros in Spain, 1,287 million euros in other European countries and 1,436 million euros in other countries.

Including, in 2019, revenue of 5,233 million euros in France, 21 million euros in Spain, 1,077 million euros in other European countries and 1,489 million euros in other countries.

Including, in 2018, revenue of 5,207 million euros in France, 21 million euros in Spain, 665 million euros in other European countries and 1,399 million euros in other countries.

(2)   Including revenue of 1,305 million euros in France in 2020, 1,374 million euros in 2019 and 1,412 million euros in 2018.

(3)   The description of different sources of revenue is presented in Note 5.1.

(4)   Including, in 2020, fixed only broadband revenue of 2,748 million euros and fixed only narrowband revenue of 1,212 million euros.

Including, in 2019, fixed only broadband revenue of 2,699 million euros and fixed only narrowband revenue of 1,387 million euros.

Including, in 2018, fixed only broadband revenue of 2,565 million euros and fixed only narrowband revenue of 1,603 million euros.

(5)   Including, in 2020, revenue of 1,237 million euros from voice services and revenue of 2,614 million euros from data services.

Including, in 2019, revenue of 1,289 million euros from voice services and revenue of 2,674 million euros from data services.

Including, in 2018, revenue of 1,385 million euros from voice services and revenue of 2,612 million euros from data services.

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Europe	Africa & Middle East	Enterpri- se(1)	International Carriers & Shared Services(2)	Eliminations	Total telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange consolidated financial statements
Total

10,580	5,834	7,807	1,450	(1,855)	42,277	-	(7)	42,270
2,717	-	-	-	-	7,276	-	-	7,276
3,038	4,420	649	-	(35)	10,317	-	(0)	10,317
1,083	562	3,851(5)	-	(177)	9,278	-	(0)	9,277
310	25	3,086	-	(164)	3,256	-	(4)	3,252
1,924	695	45	1,038	(1,313)	8,255	-	-	8,255
1,375	89	175	-	(5)	2,821	-	(0)	2,821
134	43	-	412	(160)	1,073	-	(2)	1,072
10,467	5,660	7,405	944	-	42,270	-	-	42,270
113	175	402	506	(1,855)	7	-	(7)	-

11,051	5,646	7,820	1,498	(1,926)	42,242	-	(4)	42,238
2,714	-	-	-	-	7,111	-	-	7,111
3,304	4,230	727	-	(40)	10,545	-	(0)	10,544
1,145	493	3,963(5)	-	(178)	9,509	-	(0)	9,508
239	14	2,909	-	(155)	3,006	-	(3)	3,004
1,959	780	34	1,077	(1,404)	7,933	-	-	7,933
1,518	96	187	-	(6)	3,146	-	(0)	3,146
173	32	-	421	(142)	992	-	(1)	991
10,925	5,430	7,437	955	-	42,238	-	-	42,238
126	216	383	543	(1,926)	4	-	(4)	-

11,023	5,190	7,292	1,534	(1,866)	41,384	-	(3)	41,381
2,610	-	-	-	-	7,068	-	-	7,068
3,409	3,809	743	-	(37)	10,272	-	-	10,272
1,193	435	3,997(5)	-	(189)	9,604	-	-	9,604
159	21	2,312	-	(141)	2,351	-	(2)	2,349
1,947	811	35	1,150	(1,354)	7,931	-	-	7,931
1,552	85	205	-	(7)	3,245	-	-	3,245
153	29	-	384	(138)	913	-	(1)	912
10,900	4,980	6,914	972	-	41,381	-	-	41,381
123	210	378	562	(1,866)	3	-	(3)	-

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1.2         Segment revenue to consolidated net income in 2020

(in millions of euros)	France				Europe
		Spain	Other European countries	Eliminations Europe	Total
Revenue	18,461	4,951	5,638	(9)	10,580
External purchases	(7,101)	(2,774)	(3,194)	9	(5,959)
Other operating income	1,303	141	153	(0)	293
Other operating expenses	(592)	(185)	(173)	0	(358)
Labor expenses	(3,663)	(280)	(632)	-	(912)
Operating taxes and levies	(955)	(148)	(90)	-	(238)
Gains (losses) on disposal of fixed assets, investments and activities	-	-	-	-	-
Restructuring costs	-	-	-	-	-
Depreciation and amortization of financed assets	(55)	-	-	-	-
Depreciation and amortization of right-of-use assets	(225)	(260)	(183)	-	(443)
Impairment of right-of-use assets	-	-	-	-	-
Interests on debts related to financed assets(3)	(1)	-	-	-	-
Interests on lease liabilities(3)	(8)	(12)	(19)	-	(30)
EBITDAaL (1)	7,163	1,433	1,499	-	2,932
Significant litigations (1)	(199)	-	-	-	-
Specific labor expenses (1)	(7)	-	2	-	2
Fixed assets, investments and businesses portfolio review (1)	21	22	14	-	36
Restructuring programs costs (1)	(5)	(0)	(2)	-	(2)
Acquisition and integration costs (1)	(1)	-	(7)	-	(7)
Depreciation and amortization of fixed assets	(3,157)	(1,059)	(1,129)	-	(2,187)
Reclassification of translation adjustment from liquidated entities	-	-	-	-	-
Impairment of goodwill	-	-	-	-	-
Impairment of fixed assets	(15)	0	(8)	-	(8)
Share of profits (losses) of associates and joint ventures	(1)	-	0	-	0
Elimination of interests on debts related to financed assets(3)	1	-	-	-	-
Elimination of interests on lease liabilities(3)	8	12	19	-	30
Operating Income	3,809	407	389	-	796
Cost of gross financial debt except financed assets
Interests on debts related to financed assets(3)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities(3)
Other net financial expenses
Finance costs, net
Income Tax
Consolidated net income

(1)   See Note 1.9. for EBITDAaL adjustments.

(2)   Mobile Financial Services’s net banking income is recognized in other operating income and amounts to 69 million euros in 2020. The cost of risk is included in other operating expenses and amounts to (31) million euros in 2020.

(3)   Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

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Africa & Middle East	Enterprise	International Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Mobile Financial Services (2)	Eliminations telecom activities/mobile financial services	Total	Presentation adjustments (3)	Orange consolidated financial statements
5,834	7,807	1,450	(1,855)	42,277	-	(7)	42,270	-	42,270
(2,443)	(4,019)	(1,951)	3,891	(17,582)	(108)	6	(17,684)	(6)	(17,691)
76	161	2,076	(3,371)	539	75	(9)	604	-	604
(212)	(646)	(51)	1,335	(524)	(47)	11	(560)	(229)	(789)
(514)	(2,027)	(1,274)	-	(8,390)	(75)	-	(8,465)	(25)	(8,490)
(552)	(102)	(75)	-	(1,923)	(1)	-	(1,924)	-	(1,924)
-	-	-	-	-	-	-	-	228	228
-	-	-	-	-	-	-	-	(25)	(25)
-	-	-	-	(55)	-	-	(55)	-	(55)
(158)	(145)	(410)	-	(1,380)	(3)	-	(1,384)	-	(1,384)
-	-	-	-	-	-	-	-	(57)	(57)
-	-	-	-	(1)	-	-	(1)	1	N/A
(67)	(5)	(9)	-	(120)	(0)	-	(120)	120	N/A
1,964	1,023	(244)	-	12,839	(160)	1	12,680	6	N/A
-	-	(13)	-	(211)	-	-	(211)	211	N/A
(0)	2	(9)	-	(12)	(0)	-	(12)	12	N/A
6	14	151	-	228	-	-	228	(228)	N/A
(5)	(9)	(59)	-	(80)	(3)	-	(83)	83	N/A
(2)	(6)	(15)	-	(32)	(5)	-	(37)	37	N/A
(1,011)	(410)	(342)	-	(7,106)	(28)	-	(7,134)	-	(7,134)
-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-
(0)	-	(7)	-	(30)	-	-	(30)	-	(30)
8	1	(9)	-	(2)	-	-	(2)	-	(2)
-	-	-	-	1	-	-	1	(1)	N/A
67	5	9	-	120	0	-	120	(120)	N/A
1,027	621	(538)	-	5,715	(195)	1	5,521	-	5,521
									(1,099)
									(1)
									(1)
									(103)
									(120)
									11
									(1,314)
									848
									5,055

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1.3         Segment revenue to consolidated net income in 2019

(in millions of euros)	France				Europe
		Spain	Other European countries	Eliminations Europe	Total
Revenue	18,154	5,280	5,783	(12)	11,051
External purchases	(7,036)	(2,907)	(3,318)	12	(6,213)
Other operating income	1,392	221	148	(0)	369
Other operating expenses	(553)	(207)	(173)	0	(380)
Labor expenses	(3,730)	(271)	(678)	-	(949)
Operating taxes and levies	(893)	(160)	(84)	-	(244)
Gains (losses) on disposal of fixed assets, investments and activities	-	-	-	-	-
Restructuring costs	-	-	-	-	-
Depreciation and amortization of financed assets	(14)	-	-	-	-
Depreciation and amortization of right-of-use assets	(175)	(298)	(168)	-	(466)
Impairment of right-of-use assets	-	-	-	-	-
Interests on debts related to financed assets(3)	(1)	-	-	-	-
Interests on lease liabilities(3)	(9)	(12)	(21)	-	(32)
EBITDAaL (1)	7,135	1,646	1,489	-	3,136
Significant litigations (1)	-	-	-	-	-
Specific labor expenses (1)	(32)	-	2	-	2
Fixed assets, investments and businesses portfolio review (1)	4	56	63	-	120
Restructuring programs costs (1)	(45)	(12)	(55)	-	(67)
Acquisition and integration costs (1)	-	-	(5)	-	(5)
Depreciation and amortization of fixed assets	(3,179)	(1,076)	(1,119)	-	(2,195)
Reclassification of translation adjustment from liquidated entities	-	-	-	-	-
Impairment of goodwill	-	-	-	-	-
Impairment of fixed assets	(1)	-	(15)	-	(15)
Share of profits (losses) of associates and joint ventures	-	-	1	-	1
Elimination of interests on debts related to financed assets(3)	1	-	-	-	-
Elimination of interests on lease liabilities(3)	9	12	21	-	32
Operating Income	3,892	626	383	-	1,009
Cost of gross financial debt except financed assets
Interests on debts related to financed assets(3)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities(3)
Other net financial expenses
Effects resulting from BT sale
Finance costs, net
Income Taxes
Consolidated net income

(1)   See Note 1.9. for EBITDAaL adjustments.

(2)   Mobile Financial Services’s net banking income is recognized in other operating income and amounts to 40 million euros in 2019. The cost of risk is included in other operating expenses and amounts to (10) million euros in 2019.

(3)   Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

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Africa & Middle East	Enterprise	International Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Mobile Financial Services(2)	Eliminations telecom activities/mobile financial services	Total	Presentation adjustments(3)	Orange consolidated financial statements
5,646	7,820	1,498	(1,926)	42,242	-	(4)	42,238	-	42,238
(2,451)	(3,991)	(2,041)	3,962	(17,769)	(96)	5	(17,860)	-	(17,860)
72	169	2,088	(3,396)	694	43	(17)	720	-	720
(245)	(634)	(63)	1,360	(515)	(29)	17	(527)	(72)	(599)
(507)	(1,949)	(1,261)	-	(8,397)	(73)	-	(8,470)	(24)	(8,494)
(495)	(115)	(80)	-	(1,827)	(1)	-	(1,827)	-	(1,827)
-	-	-	-	-	-	-	-	277	277
-	-	-	-	-	-	-	-	(132)	(132)
-	-	-	-	(14)	-	-	(14)	-	(14)
(135)	(104)	(391)	-	(1,272)	(3)	-	(1,274)	-	(1,274)
-	-	-	-	-	-	-	-	(33)	(33)
-	-	-	-	(1)	-	-	(1)	1	N/A
(72)	(4)	(10)	-	(128)	-	-	(129)	129	N/A
1,814	1,191	(261)	-	13,015	(160)	1	12,856	144	N/A
-	-	(49)	-	(49)	-	-	(49)	49	N/A
-	1	6	-	(23)	-	-	(23)	23	N/A
(19)	-	172	-	277	-	-	277	(277)	N/A
(4)	(16)	(31)	-	(163)	(2)	-	(165)	165	N/A
-	(11)	(8)	-	(24)	-	-	(24)	24	N/A
(972)	(399)	(340)	-	(7,086)	(24)	-	(7,110)	-	(7,110)
2	-	10	-	12	-	-	12	-	12
(54)	-	-	-	(54)	-	-	(54)	-	(54)
89	1	(1)	-	73	-	-	73	-	73
12	1	(7)	-	8	-	-	8	-	8
-	-	-	-	1	-	-	1	(1)	N/A
72	4	10	-	128	-	-	129	(129)	N/A
940	772	(499)	-	6,114	(186)	1	5,930	-	5,930
									(1,108)
									(1)
									5
									76
									(129)
									15
									(119)
									(1,261)
									(1,447)
									3,222

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1.4         Segment revenue to segment operating income in 2018

(in millions of euros)	France				Europe
		Spain	Other European countries	Eliminations Europe	Total
December 31, 2018
Revenue	18,211	5,349	5,687	(13)	11,023
External purchases	(7,167)	(3,204)	(3,412)	15	(6,601)
Other operating income	1,377	155	130	(2)	283
Other operating expenses	(535)	(211)	(168)	-	(379)
Labor expenses	(3,833)	(263)	(681)	-	(944)
Operating taxes and levies	(977)	(161)	(93)	-	(254)
Gains (losses) on disposal of fixed assets, investments and activities	-	35	45	-	80
Restructuring and integration costs	-	-	-	-	-
Adjusted EBITDA (1)	7,076	1,700	1,508	-	3,208
Significant litigations	-	(31)	-	-	(31)
Specific labor expenses	(614)	-	-	-	-
Investments and businesses portfolio review	-	-	-	-	-
Restructuring and integration costs	(114)	(9)	(6)	-	(15)
Reported EBITDA (1)	6,348	1,660	1,502	-	3,162
Depreciation and amortization	(3,148)	(1,105)	(1,164)	-	(2,269)
Reclassification of cumulative translation adjustment from liquidated entities	-	-	-	-	-
Impairment of goodwill	-	-	-	-	-
Impairment of fixed assets	(2)	-	1	-	1
Share of profits (losses) of associates and joint ventures	-	-	-	-	-
Operating income	3,198	555	339	-	894

(1)   See Note 1.9. for EBITDA adjustments.

(2)   Mobile Financial Services’s net banking income is recognized in other operating income and amounts to 43 million euros in 2018. The cost of risk is included in other operating expenses and amounts to (7) million euros in 2018.

(3)   Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement.

(4)   In 2018, mainly related to the effect of the three-year extension of the 2015 French part-time for seniors plans (see Note 7.2).

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Africa & Middle East	Enterprise	International Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Mobile Financial Services (2)	Eliminations telecom activities/mobile financial services	Total	Presentation adjustments (3)	Orange consolidated financial statements

5,190	7,292	1,534	(1,866)	41,384	-	(3)	41,381	-	41,381
(2,521)	(3,696)	(2,469)	3,975	(18,479)	(87)	3	(18,563)	-	(18,563)
68	148	2,146	(3,466)	556	44	(20)	580	-	580
(231)	(661)	(35)	1,357	(484)	(33)	21	(496)	(9)	(505)
(468)	(1,718)	(1,235)	-	(8,198)	(70)	-	(8,268)	(806)	(9,074)
(391)	(120)	(66)	-	(1,808)	(1)	-	(1,809)	(31)	(1,840)
20	-	80	-	180	-	-	180	17	197
-	-	-	-	-	-	-	-	(199)	(199)
1,667	1,245	(45)	-	13,151	(147)	1	13,005	(1,028)
-	-	(2)	-	(33)	-	-	(33)	33	-
-	(68)	(129)	-	(811)	(1)	-	(812)(4)	812	-
-	-	17	-	17	-	-	17	(17)	-
(12)	(24)	(35)	-	(200)	-	-	(200)	200	-
1,655	1,153	(194)	-	12,124	(148)	1	11,977	-	11,977
(906)	(387)	(316)	-	(7,026)	(21)	-	(7,047)	-	(7,047)
-	-	1	-	1	-	-	1	-	1
(56)	-	-	-	(56)	-	-	(56)	-	(56)
(46)	-	(2)	-	(49)	-	-	(49)	-	(49)
12	(1)	(8)	-	3	-	-	3	-	3
659	765	(519)	-	4,997	(169)	1	4,829	-	4,829

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1.5         Segment investments

(in millions of euros)	France
		Spain	Other European countries	Eliminations Europe
December 31, 2020
eCapex (1)	3,748	969	878	-
Elimination of proceeds from sales of property, plant and equipment and intangible assets	136	75	22	-
Telecommunications licenses	876	6	67	-
Financed assets	241	-	-	-
Total investments (5)	5,001	1,050	967	-

December 31, 2019
eCapex (1)	4,052	812	869	-
Elimination of proceeds from sales of property, plant and equipment and intangible assets	95	185	103	-
Telecommunications licenses	0	298	9	-
Financed assets	144	-	-	-
Total investments (6)	4,291	1,296	982	-

December 31, 2018
CAPEX (2)	3,656	1,120	953	-
Telecommunications licenses	(1)	149	10	-
Finance leases	1	70	32	-
Total investments (7)	3,656	1,339	995	-

(1)   See Note 1.9. for eCapex definition.

(2)   See Note 1.9. for CAPEX definition.

(3)   Including investments in intangible assets and property, plant and equipment in France for 218 million euros in 2020, 254 million euros in 2019 and 275 million euros in 2018.

(4)   Including investments in intangible assets and property, plant and equipment in France for 303 million euros in 2020, 336 million euros in 2019 and 312 million euros in 2018.

(5)   Including 2,940 million euros for other intangible assets and 5,848 million euros for tangible assets.

(6)   Including 2,385 million euros for other intangible assets and 6,181 million euros for tangible assets.

(7)   Including 1,895 million euros for other intangible assets and 5,883 million euros for tangible assets.

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Europe	Africa & Middle East	Enterprise (3)	International Carriers & Shared Services (4)	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange consolidated financial statements
Total

1,847	1,036	339	133	-	7,102	30	-	7,132
97	9	23	180	-	444	-	-	444
73	20	0	0	-	969	-	-	969
-	-	-	-	-	241	-	-	241
2,017	1,065	362	313	-	8,757	30	-	8,787

1,681	987	404	141	-	7,265	28	-	7,293
289	13	5	208	-	610	-	-	610
308	212	0	0	-	519	-	-	519
-	-	-	-	-	144	-	-	144
2,277	1,211	410	348	-	8,538	28	-	8,565

2,073	1,008	353	316	-	7,406	36	-	7,442
159	42	-	-	-	200	-	-	200
102	2	31	-	-	136	-	-	136
2,334	1,052	384	316	-	7,742	36	-	7,778

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1.6         Segment assets

(in millions of euros)	France
		Spain	Other European countries	Eliminations Europe
December 31, 2020
Goodwill	14,364	6,872	2,640	-
Other intangible assets	4,957	1,852	1,795	-
Property, plant and equipment	16,038	3,750	3,903	-
Right-of-use assets	1,523	1,129	1,052	-
Interests in associates and joint ventures	9	-	5	-
Non-current assets included in the calculation of net financial debt	-	-	-	-
Other	9	17	25	-
Total non-current assets	36,900	13,619	9,421	-
Inventories	361	57	162	-
Trade receivables	1,975	645	1,046	(0)
Other customer contract assets	386	154	367	-
Prepaid expenses	53	492	51	-
Current assets included in the calculation of net financial debt	-	-	-	-
Other	803	117	79	-
Total current assets	3,578	1,465	1,705	(0)
Total assets	40,477	15,085	11,126	(0)

December 31, 2019
Goodwill	14,364	6,872	2,665	-
Other intangible assets	3,968	1,961	1,941	-
Property, plant and equipment	15,308	3,673	4,109	-
Right-of-use assets	1,174	1,123	1,068	-
Interests in associates and joint ventures	3	-	5	-
Non-current assets included in the calculation of net financial debt	-	-	-	-
Other	10	17	22	-
Total non-current assets	34,827	13,645	9,811	-
Inventories	463	61	149	-
Trade receivables	1,477	667	1,210	3
Other customer contract assets	432	150	380	-
Prepaid expenses	41	401	43	-
Current assets included in the calculation of net financial debt	-	-	-	-
Other	699	62	74	-
Total current assets	3,113	1,341	1,855	3
Total assets	37,940	14,986	11,666	3

December 31, 2018
Goodwill	14,364	6,840	2,581	-
Other intangible assets	3,921	1,778	2,015	-
Property, plant and equipment	14,306	3,730	4,150	-
Interests in associates and joint ventures	-	1	4	-
Non-current assets included in the calculation of net financial debt	-	-	-	-
Other	11	17	15	-
Total non-current assets	32,602	12,366	8,765	-
Inventories	505	79	171	-
Trade receivables	1,506	699	1,227	2
Other customer contract assets	443	140	363	-
Prepaid expenses	68	241	35	-
Current assets included in the calculation of net financial debt	-	-	-	-
Other	776	60	75	(1)
Total current assets	3,298	1,219	1,871	1
Total assets	35,900	13,585	10,636	1

(1)   Including intangible and tangible assets for 573 million euros in France in 2020, 642 million euros in 2019 and 632 million euros in 2018.

(2)   Including intangible and tangible assets for 1,731 million euros in France in 2020, 1,736 million euros in 2019 and 2,151 million euros in 2018. Intangible assets also include the Orange brand for 3,133 million euros.

(3)   Including BT shares in the amount of 659 million euros in 2018. All BT shares have been sold in 2019 (see Note 13.7).

(4)   Including 1,210 million euros of non-current financial assets related to Mobile Financial Services in 2020, 1,259 million euros in 2019 and 1,617 million euros in 2018 (see Note 17.1.1).

(5)   Including 2,077 million euros of current financial assets related to Mobile Financial Services in 2020 (of which 183 million euros related to trade receivables sold by Orange Spain), 3,098 million euros in 2019 and 3,075 million euros in 2018 (see Note 17.1.1).

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Europe	Africa & Middle East	Enterprise	International Carriers & Shared Services	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange consolidated financial statements
Total

9,512	1,443	2,225	18	-	27,561	35	-	27,596
3,647	2,046	640 (1)	3,753 (2)	-	15,042	93	-	15,135
7,653	3,751	488 (1)	1,139 (2)	-	29,069	6	-	29,075
2,181	921	456	1,898	-	6,979	30	-	7,009
5	70	2	12	0	98	-	-	98
-	-	-	-	774	774	-	-	774
42	26	31	20	1,633	1,760	1,219 (4)	(27)	2,952
23,040	8,257	3,840	6,840	2,406	81,283	1,383	(27)	82,639
219	77	57	100	-	814	-	-	814
1,691	769	1,081	890	(761)	5,645	30	(55)	5,620
521	13	317	-	-	1,236	-	-	1,236
542	131	77	66	(28)	841	9	(1)	850
-	-	-	-	11,260	11,260	-	-	11,260
197	1,196	200	386	155	2,937	2,381 (5)	(4)	5,313
3,170	2,185	1,733	1,442	10,627	22,734	2,421	(61)	25,094
26,210	10,442	5,573	8,282	13,033	104,017	3,804	(88)	107,733

9,537	1,481	2,245	18	-	27,644	-	-	27,644
3,903	2,318	695 (1)	3,766 (2)	-	14,649	88	-	14,737
7,782	3,674	526 (1)	1,128 (2)	-	28,418	5	-	28,423
2,190	1,107	387	1,815	-	6,674	26	-	6,700
5	84	1	10	0	103	-	-	103
-	-	-	-	685	685	-	-	685
39	22	25	19	2,104 (3)	2,219	1,268 (4)	(27)	3,460
23,456	8,686	3,878	6,757	2,789	80,394	1,387	(27)	81,753
211	76	60	96	-	906	-	-	906
1,879	720	1,067	974	(773)	5,343	1	(24)	5,320
529	11	237	-	-	1,209	-	-	1,209
444	87	143	26	(16)	725	5	(0)	730
-	-	-	-	10,820	10,820	-	-	10,820
136	968	216	330	145	2,494	3,511 (5)	(3)	6,002
3,199	1,862	1,723	1,426	10,176	21,498	3,517	(28)	24,987
26,655	10,549	5,601	8,182	12,965	101,892	4,904	(55)	106,741

9,421	1,542	1,830	17	-	27,174	-	-	27,174
3,793	2,106	388 (1)	3,780 (2)	1	13,989	84	-	14,073
7,880	3,443	540 (1)	1,519 (2)	-	27,688	5	-	27,693
5	82	-	17	-	104	-	-	104
-	-	-	-	816	816	-	-	816
32	23	23	19	3,123 (3)	3,231	1,637 (4)	(27)	4,841
21,131	7,196	2,781	5,352	3,940	73,002	1,726	(27)	74,701
249	82	49	79	-	965	-	-	965
1,928	761	821	946	(633)	5,329	-	(34)	5,295
503	8	212	-	-	1,166	-	-	1,166
276	89	71	82	(17)	569	2	-	571
-	-	-	-	7,886	7,886	-	-	7,886
135	811	174	374	52	2,321	3,687 (5)	-	6,008
3,091	1,751	1,327	1,481	7,288	18,236	3,689	(34)	21,891
24,222	8,947	4,108	6,833	11,228	91,238	5,415	(61)	96,592

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1.7         Segment equity and liabilities

(in millions of euros)	France
		Spain	Other European countries	Eliminations Europe
December 31, 2020
Equity	-	-	-	-
Non-current lease liabilities	1,238	977	904	-
Non-current fixed assets payables	613	339	186	-
Non-current employee benefits	1,171	9	15	-
Non-current liabilities included in the calculation of net financial debt	-	-	-	-
Other	583	65	302	-
Total non-current liabilities	3,606	1,389	1,407	-
Current lease liabilities	240	277	186	-
Current fixed assets payables	1,564	655	413	-
Trade payables	2,646	987	880	(0)
Customer contracts liabilities	940	103	303	-
Current employee benefits	1,166	38	101	-
Deferred income	2	114	5	-
Current liabilities included in the calculation of net financial debt	-	-	-	-
Other	670	131	242	-
Total current liabilities	7,229	2,304	2,129	(0)
Total equity and liabilities	10,835	3,692	3,536	(0)

December 31, 2019
Equity	-	-	-	-
Non-current lease liabilities	961	945	902	-
Non-current fixed assets payables	35	366	251	-
Non-current employee benefits	1,461	17	34	-
Non-current liabilities included in the calculation of net financial debt	-	-	-	-
Other	574	80	301	-
Total non-current liabilities	3,030	1,409	1,487	-
Current lease liabilities	170	284	192	-
Current fixed assets payables	1,144	563	407	-
Trade payables	2,682	1,051	935	3
Customer contracts liabilities	1,015	98	335	-
Current employee benefits	1,224	33	110	-
Deferred income	2	-	6	-
Current liabilities included in the calculation of net financial debt	-	-	-	-
Other	781	178	268	-
Total current liabilities	7,017	2,207	2,252	3
Total equity and liabilities	10,047	3,616	3,739	3

December 31, 2018
Equity	-	-	-	-
Non-current fixed assets payables	48	119	291	-
Non-current employee benefits	1,726	11	33	-
Non-current liabilities included in the calculation of net financial debt	-	-	-	-
Other	635	126	243	-
Total non-current liabilities	2,409	256	567	-
Current fixed assets payables	1,116	598	398	-
Trade payables	2,598	1,055	926	2
Customer contracts liabilities	1,091	66	322	-
Current employee benefits	1,307	38	102	-
Deferred income	2	-	3	-
Current liabilities included in the calculation of net financial debt	-	-	-	-
Other	846	148	253	(1)
Total current liabilities	6,960	1,905	2,004	1
Total equity and liabilities	9,369	2,161	2,571	1

(1)   Including in 2020, 27 million euros of non-current financial liabilities, 101 million euros in 2019 and 90 million euros in 2018.

(2)   Including in 2020, 3,128 million euros of current financial liabilities related to Mobile Financial Services activities, 4,280 million euros in 2019 and 4,835 million euros in 2018 (see Note 17.1).

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Europe	Africa & Middle East	Enterprise	International Carriers & Shared Services	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange consolidated financial statements
Total

-	-	-	-	37,251	37,251	(213)	-	37,038
1,881	825	346	1,553	-	5,843	31	-	5,875
525	153	-	-	-	1,291	-	-	1,291
23	72	242	684	0	2,194	8	-	2,202
-	-	-	-	30,858	30,858	-	-	30,858
367	69	39	44	990	2,092	110 (1)	(27)	2,175
2,796	1,119	628	2,282	31,847	42,278	150	(27)	42,401
463	141	118	529	-	1,491	5	-	1,496
1,068	523	60	135	(1)	3,349	-	-	3,349
1,867	1,066	745	848	(761)	6,411	120	(55)	6,475
405	126	422	119	(27)	1,985	-	(1)	1,984
138	72	415	374	(0)	2,166	27	-	2,192
119	36	1	6	(0)	165	-	-	165
-	-	-	-	5,207	5,207	-	(2)	5,205
373	1,435	257	900	80	3,714	3,715 (2)	(2)	7,427
4,432	3,398	2,019	2,911	4,498	24,488	3,867	(61)	28,294
7,229	4,517	2,647	5,193	73,596	104,017	3,804	(88)	107,733

-	-	-	-	34,428	34,428	(16)	-	34,412
1,847	979	288	1,490	-	5,564	29	-	5,593
616	166	-	-	-	817	-	-	817
51	68	264	702	-	2,544	9	-	2,554
-	-	-	-	33,562	33,562	-	-	33,562
382	55	39	55	849	1,954	109 (1)	(27)	2,035
2,896	1,268	590	2,247	34,411	44,441	147	(27)	44,561
477	157	110	422	-	1,335	4	-	1,339
970	529	72	135	(1)	2,848	-	-	2,848
1,989	1,136	784	763	(773)	6,581	125	(24)	6,682
433	123	412	126	(15)	2,094	-	(0)	2,093
142	71	407	411	-	2,254	6	-	2,261
6	36	1	7	(0)	51	-	-	51
-	-	-	-	3,950	3,950	-	(3)	3,947
446	1,211	283	846	341	3,908	4,638 (2)	(0)	8,545
4,461	3,264	2,068	2,711	3,501	23,021	4,773	(28)	27,767
7,357	4,532	2,658	4,958	72,340	101,892	4,904	(55)	106,741

-	-	-	-	33,151	33,151	98	-	33,249
410	154	-	-	-	612	-	-	612
44	64	264	717	-	2,815	8	-	2,823
-	-	-	-	27,461	27,461	-	-	27,461
369	59	46	180	791	2,080	98 (1)	(27)	2,151
823	277	310	897	28,252	32,968	106	(27)	33,047
996	528	58	138	(1)	2,835	-	-	2,835
1,983	1,081	689	917	(633)	6,635	135	(34)	6,736
389	127	283	129	(16)	2,002	-	-	2,002
140	68	398	471	-	2,384	8	-	2,392
3	44	2	7	-	58	-	-	58
-	-	-	-	7,403	7,403	-	-	7,403
400	1,069	273	833	382	3,803	5,067 (2)	-	8,870
3,911	2,917	1,703	2,495	7,135	25,120	5,210	(34)	30,296
4,734	3,194	2,013	3,392	68,538	91,239	5,414	(61)	96,592

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1.8         Simplified statement of cash flows on telecommunication and Mobile Financial Services activities

(in millions of euros)	2020
	Telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange consoli- dated financial statement
Operating activities
Consolidated net income	5,252	(196)	-	5,055
Non-monetary items and reclassified items for presentation	10,238	70	1	10,309
Changes in working capital and operating banking activities
Decrease (increase) in inventories, gross	72	-	-	72
Decrease (increase) in trade receivables, gross	(483)	(28)	23	(488)
Increase (decrease) in trade payables	(85)	(14)	(22)	(122)
Changes in other customer contract assets and liabilities	(40)	-	(1)	(41)
Changes in other assets and liabilities	36	(98)	-	(62)
Other net cash out
Operating taxes and levies paid	(1,931)	2	-	(1,929)
Dividends received	6	-	-	6
Interest paid and interest rates effects on derivatives, net	(1,265) (1)	2	(1)	(1,264)
Tax dispute for fiscal years 2005-2006	2,246	-	-	2,246
Income tax paid excluding the effect of the fiscal litigation for years 2005-2006	(1,085)	(1)	-	(1,086)
Net cash provided by operating activities (a)	12,961 (2)	(263)	(1)	12,697
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets (3)	(7,146)	(30)	-	(7,176)
Purchases of property, plant and equipment and intangible assets	(8,516)	(30)	-	(8,546)
Increase (decrease) in fixed assets payables	958	-	-	958
Investing donations received in advance	39	-	-	39
Sales of property, plant and equipment and intangible assets	374	-	-	374
Cash paid for investment securities, net of cash acquired	(16)	(32)	-	(49)
Investments in associates and joint ventures	(7)	-	-	(7)
Purchases of equity securities measured at fair value	(65)	(1)	-	(67)
Proceeds from sales of investment securities, net of cash transferred	5	14	-	19
Decrease (increase) in securities and other financial assets	1,596	121	(2)	1,716
Net cash used in investing activities (b)	(5,634)	72	(2)	(5,564)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	2,694	-	-	2,694
Medium and long-term debt redemptions and repayments	(3,476) (4)	-	-	(3,476)
Increase (decrease) of bank overdrafts and short-term borrowings	(299) (5)	(116)	2	(413)
Decrease (increase) of cash collateral deposits	(749)	1	-	(747)
Exchange rates effects on derivatives, net	37	-	-	37
Other cash flows
Repayments of lease liabilities	(1,394)	(4)	-	(1,398)
Subordinated notes issuances (purchases)	(12)	-	-	(12)
Coupon and other fees on subordinated notes issuance	(280)	-	-	(280)
Other proceeds (purchases) from treasury shares	7	-	-	7
Capital increase (decrease) - non-controlling interests (6)	(195)	197	-	2
Changes in ownership interests with no gain/loss of control	(3)	-	-	(3)
Dividends paid to owners of the parent company	(1,595)	-	-	(1,595)
Dividends paid to non-controlling interests	(225)	(1)	-	(226)
Net cash used in financing activities (c)	(5,490)	78	2	(5,410)
Cash and cash equivalents in the opening balance	6,112	369	-	6,481
Cash change in cash and cash equivalents (a) + (b) + (c)	1,839	(115)	-	1,724
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	(59)	-	-	(59)
Cash and cash equivalents in the closing balance	7,891	254	-	8,145

Back to contentsOrange — 2020 Universal Registration Document         148

(in millions of euros)	2019
	Telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange consoli- dated financial statement
Operating activities
Consolidated net income	3,407	(185)	-	3,222
Non-monetary items and reclassified items for presentation	12,128	91	1	12,221
Changes in working capital and operating banking activities
Decrease (increase) in inventories, gross	69	-	-	69
Decrease (increase) in trade receivables, gross	(34)	(1)	(10)	(45)
Increase (decrease) in trade payables	(92)	(3)	10	(85)
Changes in other customer contract assets and liabilities	(59)	-	(0)	(60)
Changes in other assets and liabilities	(87)	(726)	-	(813)
Other net cash out
Operating taxes and levies paid	(1,939)	(0)	-	(1,939)
Dividends received	17	-	-	17
Interest paid and interest rates effects on derivatives, net	(1,317)(1)	(0)	(1)	(1,318)
Income tax paid	(1,079)	0	-	(1,079)
Net cash provided by operating activities (a)	11,014 (2)	(824)	-	10,190
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets (3)	(7,555)	(28)	-	(7,582)
Purchases of property, plant and equipment and intangible assets	(8,394)	(28)	-	(8,422)
Increase (decrease) in fixed assets payables	179	(0)	-	179
Investing donations received in advance	32	-	-	32
Sales of property, plant and equipment and intangible assets	628	-	-	628
Cash paid for investment securities, net of cash acquired	(559)	-	-	(559)
Investments in associates and joint ventures	(2)	-	-	(2)
Purchases of equity securities measured at fair value	(39)	(5)	-	(44)
Sales of investment securities, net of cash transferred	529	-	-	529
Decrease (increase) in securities and other financial assets	(2,082)	368	3	(1,711)
Net cash used in investing activities (b)	(9,707)	335	3	(9,370)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	8,351	-	-	8,351
Medium and long-term debt redemptions and repayments	(4,650) (4)	-	-	(4,650)
Increase (decrease) of bank overdrafts and short-term borrowings	(1,082)	140	(3)	(945)
Decrease (increase) of cash collateral deposits	609	(19)	-	590
Exchange rates effects on derivatives, net	26	-	-	26
Other cash flows
Repayments of lease liabilities	(1,426)	(4)	-	(1,429)
Subordinated notes issuances (purchases) and other related fees	419	-	-	419
Coupon on subordinated notes	(276)	-	-	(276)
Purchases of treasury shares - Orange Vision 2020 free share award plan	(27)	-	-	(27)
Other proceeds (purchases) from treasury shares	(7)	-	-	(7)
Capital increase (decrease) - non-controlling interests (6)	(108)	187	-	79
Changes in ownership interests with no gain/loss of control	(7)	-	-	(7)
Dividends paid to owners of the parent company	(1,857)	-	-	(1,857)
Dividends paid to non-controlling interests	(243)	-	-	(243)
Net cash used in financing activities (c)	(278)	305	(3)	24
Cash and cash equivalents in the opening balance	5,081	553	-	5,634
Cash change in cash and cash equivalents (a) + (b) + (c)	1,029	(185)	-	844
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	3	-	-	3
Cash and cash equivalents in the closing balance	6,112	369	-	6,481

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(in millions of euros)	2018
	Telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange consoli- dated financial statement
Operating activities
Consolidated net income	2,326	(168)	-	2,158
Non-monetary items and reclassified items for presentation	11,457	40	-	11,497
Changes in working capital and operating banking activities
Decrease (increase) in inventories, gross	(152)	-	-	(152)
Decrease (increase) in trade receivables, gross	(122)	-	25	(97)
Increase (decrease) in trade payables	158	44	(25)	177
Changes in other customer contract assets and liabilities	12	-	-	12
Changes in other assets and liabilities	(95)	(81)	-	(176)
Other net cash out
Operating taxes and levies paid	(1,776)	(1)	-	(1,777)
Dividends received	51	-	-	51
Interest paid and interest rates effects on derivatives, net	(1,259)	-	-	(1,259)
Income tax paid	(928)	-	-	(928)
Net cash provided by operating activities (a)	9,672(2)	(166)	-	9,506
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets(3)	(7,655)	(37)	-	(7,692)
Purchases of property, plant and equipment and intangible assets	(7,606)	(36)	-	(7,642)
Increase (decrease) in fixed assets payables	(288)	(1)	-	(289)
Investing donations received in advance	47	-	-	47
Sales of property, plant and equipment and intangible assets	192	-	-	192
Cash paid for investment securities, net of cash acquired	(284)	-	-	(284)
Investments in associates and joint ventures	(6)	-	-	(6)
Purchases of equity securities measured at fair value	(90)	(14)	-	(104)
Sales of investment securities, net of cash transferred	110	-	-	110
Decrease (increase) in securities and other financial assets	(501)	77	(152)	(576)
Net cash used in investing activities (b)	(8,426)	26	(152)	(8,552)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	5,214	-	-	5,214
Medium and long-term debt redemptions and repayments	(4,095)(4)	-	-	(4,095)
Increase (decrease) of bank overdrafts and short-term borrowings	(251)	56	152	(43)
Decrease (increase) of cash collateral deposits	203	5	-	208
Exchange rates effects on derivatives, net	7	-	-	7
Other cash flows
Coupon on subordinated notes	(280)	-	-	(280)
Purchases of treasury shares - Orange Vision 2020 free share award plan	(101)	-	-	(101)
Other proceeds (purchases) from treasury shares	3	-	-	3
Capital increase (decrease) - non-controlling interests(6)	(87)	155	-	68
Changes in ownership interests with no gain/loss of control	(6)	-	-	(6)
Dividends paid to owners of the parent company	(1,860)	-	-	(1,860)
Dividends paid to non-controlling interests	(246)	-	-	(246)
Net cash used in financing activities (c)	(1,499)	216	152	(1,131)
Cash and cash equivalents in the opening balance	5,333	477	-	5,810
Cash change in cash and cash equivalents (a) + (b) + (c)	(253)	76	-	(177)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	1	-	-	1
Cash and cash equivalents in the closing balance	5,081	553	-	5,634

(1)   Including interests paid on lease liabilities for (131) million euros in 2020 and (104) million euros in 2019 and interests paid on financed asset liabilities for (1) million euro in 2020 and 2019.

(2)   Including significant litigations paid and received for (2,217) million euros in 2020, 5 million euros in 2019 and (174) million euros in 2018.

(3)   Including telecommunication licenses paid for (351) million euros in 2020, (334) million euros in 2019 and (422) million euros in 2018.

(4)   Including repayments of debts relating to financed assets for (60) million euros in 2020 and (17) million euros in 2019. In 2018, included repayments of finance leases liabilities for (123) million euros.

(5)   Including redemption of subordinated notes reclassified in 2019 as short-term borrowings of (500) million euros in 2020.

(6)   Including 197 million euros in 2020, 122 million euros in 2019 and 101 million euros in 2018 in Orange Bank share capital invested by Orange.

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The table below shows the reconciliation between net cash provided by operating activities (telecom activities), as shown in the simplified statement of cash flows, and organic cash flow from telecom activities.

	2020	2019	2018
Net cash provided by operating activities (telecom activities) (1)	12,961	11,014	9,672
Purchases (sales) of property, plant and equipment and intangible assets	(7,146)	(7,555)	(7,655)
Repayments of lease liabilities (1)	(1,394)	(1,426)	-
Repayments of finance lease liabilities	-	-	(123)
Repayments of debts relating to financed assets	(60)	(17)	-
Elimination of telecommunication licenses paid	351	334	422
Elimination of significant litigation paid (and received) (2)	(2,217)	(5)	174
Organic cash flow from telecom activities	2,494	2,345	2,490

(1)   2019 figures have been restated of the IFRS IC decision on lease term (see Note 2.3.1).

(2)   Including the tax income received of 2,246 million euros relating to the tax dispute for fiscal years 2005-2006.

1.9         Definition of operating segments and performance indicators

Change in the presentation of segment information in 2020

The new organization of the Orange group’s Executive Committee, in place since September 1, 2020, led the Group to review the presentation of its segment information without modifying the definition of business segments and Cash Generating Units (CGUs).

In this context, Spain has been included in the Europe aggregate; the segment data presented for 2019 and 2018 take this change into account.

It should also be noted that the Orange Bank business segment has been renamed Mobile Financial Services to reflect the gradual integration of new activities within the segment.

The decisions regarding the allocation of resources and the performance assessment of the component parts of Orange (hereinafter referred to as "the Group") are made by the Chairman and Chief Executive Officer (main operational decision-maker) at business segment level, mainly consisting of the geographical establishments.

The business segments are:

−    France (Enterprise excluded);

−    Spain and each of the Other European countries (including the business segments Poland, Belgium and Luxembourg and each of the Central European countries). The Europe aggregate thus presents all the business segments in this region;

−    the Sonatel subgroup (grouping together Sonatel in Senegal, Orange Mali, Orange Bissau, Orange in Guinea and Orange in Sierra Leone), the Côte d’Ivoire subgroup (including the Orange Côte d’Ivoire entities, Orange in Burkina Faso and Orange in Liberia) and each of the other countries in Africa and Middle East. The Africa and Middle East aggregate thus presents all the business segments in this region;

−    Enterprise;

−    the activities of International Carriers & Shared Services (IC&SS), which contain certain resources, mainly in the areas of networks, information systems, research and development and other shared Group activities, as well as the Orange brand;

−    Mobile Financial Services.

The use of shared resources, mainly provided by IC&SS, is taken into account in segment results based either on the terms of contractual agreements between legal entities, external benchmarks or by reallocating costs among the segments. The supply of shared resources is included in other revenues of the service provider, and the use of these resources is included in expenses of the service user. The cost of shared resources may be affected by changes in contractual relationships or organization and may therefore impact the segment results disclosed from one year to another.

Accounting policies

Operating performance indicators

The Group has applied IFRS 16 "Leases" since January 1, 2019.

In 2019, this change in the standard led the Group to modify its key operating performance indicators and to define others: EBITDAaL ("EBITDA after Leases") and eCapex ("economic CAPEX").

Reported EBITDA, adjusted EBITDA and CAPEX remain the performance indicators used for prior periods.

Since 2019, these key operating performance indicators have accordingly been used by the Group to:

−    manage and assess its operating and segment results; and

−    implement its investment and resource allocation strategy.

The Group’s management believes that the presentation of these indicators is relevant as it provides readers with the same management indicators as those used internally.

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EBITDAaL relates to operating income (loss) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, and after interests on debts related to financed assets and on lease liabilities, adjusted for:

−    significant litigation;

−    specific labor expenses;

−    fixed asset, investment and business portfolio review;

−    restructuring program costs;

−    acquisition and integration costs; and

−    where appropriate, other specific items.

This measurement indicator allows for the effects of certain specific factors to be isolated, irrespective of their recurrence and the type of income and expense, when they are linked to:

−    significant litigation: significant litigation expenses relate to risk reassessments regarding various litigations. Associated procedures are based on third-party decisions (regulatory authority, court, etc.) and occur over a different period to the activities at the source of the litigation. Costs are by nature difficult to predict in terms of their source, amount and period;

−    specific labor expenses: independent of any departure plans included in the costs of restructuring programs, certain employee working time adjustment programs have a negative impact on the period in which they are signed and implemented. Specific labor expenses primarily relate to changes in assumptions and experience effects for the various part-time for seniors plans in France;

−    the fixed asset, investment and business portfolio review: the Group conducts an ongoing review of its portfolio of fixed assets, investments and businesses. In this context, decisions to exit or sell are implemented and, by their nature, have an impact on the period in which they take place;

−    restructuring program costs: the adaptation of the Group’s activities to changes in the environment may generate costs related to the shutdown or major transformation of an activity. These costs, linked to the cessation or major transformation of an activity, mainly consist of employee departure plans, contract terminations and costs in respect of contracts that have become onerous;

−    acquisition and integration costs: the Group incurs costs directly related to the acquisition of entities and their integration in the months following their acquisition. These are primarily legal and advisory fees, registration fees and earn-outs;

−    where appropriate, other specific items that are systematically specified in relation to income and/or expenses.

EBITDAaL is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other groups. It is provided as additional information only and should not be considered as a substitute for operating income or cash flow provided by operating activities.

eCapex relates to acquisitions of property, plant and equipment and intangible assets excluding telecommunication licenses and financed assets, minus the disposal price of fixed assets. It is used internally as an indicator to allocate resources. eCAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies.

The Group uses organic cash flow from telecom activities as an operating performance measure for telecom activities as a whole. Organic cash flow from telecom activities relates to net cash provided by telecom activities minus (i) repayment of lease liabilities and debts related to financed assets, (ii) purchases and disposals of property, plant and equipment and intangible assets, net of the change in fixed asset payables, (iii) excluding the effect of telecommunication licenses paid and principal litigations paid (and received). Organic cash flow is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other groups.

Operating performance indicators used in 2018

Reported EBITDA related to operating income before depreciation and amortization, effects resulting from business combinations, reclassification of translation adjustment from liquidated entities, impairment of goodwill and fixed assets and share of profits (losses) of associates and joint ventures.

Adjusted EBITDA related to reported EBITDA, adjusted for significant litigation, specific labor expenses, investment and business portfolio review, restructuring and integration costs and, where appropriate, other specific items.

This measurement indicator allowed the effects of certain specific factors to be isolated from reported EBITDA, irrespective of their recurrence and the type of income or expense, when they were linked to:

−    significant litigation: significant litigation expenses related to risk reassessments regarding various litigations. Associated procedures were based on third-party decisions (regulatory authority, court, etc.) and could occur over a different period to the activities at the source of the litigation. Costs were by nature difficult to predict in terms of their source, amount and period;

−    specific labor expenses: independent of any departure plans included in the costs of restructuring programs, certain employee working time adjustment programs had a negative impact on the period in which they were signed and implemented. Specific labor expenses primarily related to changes in assumptions and experience effects for the various part-time for seniors plans in France;

−    the investment and business portfolio review: the Group conducted an ongoing review of its investments and business portfolio. In this context, disposal decisions were implemented and, by their nature, had an impact on the period in which the disposal took place. The corresponding gains (losses) on disposal affected either reported EBITDA or consolidated net income of discontinued operations;

−    restructuring and integration costs: the adaptation of the Group’s activities to changes in the environment may generate costs related to the discontinuation or major transformation of an activity. These costs, linked to the cessation or major transformation of an activity, mainly consist of employee departure plans, contract terminations and costs in respect of contracts that have become onerous;

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−    where appropriate, other specific items that are systematically specified in relation to income and/or expenses.

Adjusted EBITDA and reported EBITDA were not financial indicators as defined by IFRS and were not comparable to similarly-titled indicators used by other groups. They were provided as additional information only and should not be considered as a substitute for operating income or cash flow provided by operating activities.

CAPEX related to the acquisition of property plant and equipment and intangible assets excluding telecommunication licenses and investments financed through finance leases and were used internally as an indicator to allocate resources. CAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies.

Assets and liabilities

Inter-segment assets and liabilities are reported in each business segment.

Non-allocated assets and liabilities for telecom activities mainly include external financial debt, external cash and cash equivalents, current and deferred tax assets and liabilities, as well as equity. Financial debt and investments between these segments are presented as non-allocated elements.

For Mobile Financial Services, the line "other" includes the assets and liabilities listed above as well as loans and receivables and payables related to Mobile Financial Services transactions.

The other accounting policies are presented within each note to which they refer.

Note 2        Description of business and basis of preparation of the consolidated financial statements

2.1         Description of business

Orange provides B2C customers, businesses and other telecommunication operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission and other value-added services, including mobile financial services. In addition to its role as a supplier of connectivity, the Group provides business services, primarily solutions in the fields of digital work, security and improvement of business line processes.

Telecommunication operator activities are regulated and dependent upon the granting of licenses, just as mobile financial service activities have their own regulations.

2.2         Basis of preparation of the financial statements

The consolidated financial statements were approved by the Board of Directors’ Meeting on February 17, 2021 and will be submitted for approval at the Shareholders’ Meeting on May 18, 2021.

The 2020 consolidated annual financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as endorsed by the European Union. Comparative figures are presented for 2019 and 2018 using the same basis of preparation.

The data are presented in millions of euros, without a decimal. Rounding to the nearest million may in some cases lead to non-significant discrepancies in the totals and subtotals shown in the tables.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the texts currently being endorsed, that have no effect on the Group accounts. Consequently, the Group financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

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The principles applied to prepare the 2020 financial data are based on:

−    all the standards and interpretations endorsed by the European Union compulsory as of December 31, 2020;

−    options taken relating to date and methods of first application (see 2.3 below);

−    the recognition and measurement alternatives allowed by the IFRSs:

Standard		Alternative used
IAS 1	Accretion expense on operating liabilities (employee benefits, environmental liabilities and licenses)	Classification as financial expenses
IAS 2	Inventories	Measurement of inventories determined by the weighted average unit cost method
IAS 7	Interest paid and received dividends	Classification as net operating cash flows
IAS 16	Property, plant and equipment	Measurement at amortized historical cost
IAS 38	Intangible assets	Measurement at amortized historical cost
IFRS 3R	Non-controlling interests	At the acquisition date, measurement either at fair value or at the portion of the net identifiable asset of the acquired entity

−    accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8:

Topic	Note
Presentation of consolidated financial statements	Financial statements and segment information
Operating taxes and levies	11.1
Income taxes	11.2
Non-controlling interests: change in ownership interest in a subsidiary and transactions with owners	4 and 15.6

In the absence of any accounting standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

−    fairly present the Group’s financial position, financial performance and cash flows;

−    reflect the economic substance of transactions;

−    are neutral;

−    are prepared on a prudent basis; and

−    are complete in all material respects.

2.3         New standards and interpretations applied from January 1, 2020

2.3.1         Interpretations and amendment of IFRS 16 "Leases"

The Group has applied IFRS 16 "Leases" since January 1, 2019. The accounting principles applied since 2019, and the disclosures regarding lease liabilities and right-of-use assets are described in Note 10.

IFRS IC decision on IFRS 16 lease term

The IFRS IC decision on the enforceable period of leases was implemented from December 31, 2020 for all leases falling within the scope of the final decision of the Interpretation Committee. This first-time application with retroactive effect to January 1, 2019 represents a change in accounting policy. The effect of this implementation is mainly limited to leases with indefinite terms and short notice periods and to contracts whose initial lease term was exceeded and in a situation of tacit renewal at the time of application of this conclusion of the IFRS IC.

The IFRS IC committee published a decision in December 2019 which specifies that it is not possible to use only the legal approach to determine the enforceable period of a contract, if the duration cannot be determined definitively at the origin of the contract. The committee considers that a lease contract remains enforceable as long as the lessee or the lessor would have to bear a loss or a more than insignificant penalty in case of termination of the contract. To determine the enforceable period of a lease, all economic aspects of the lease must be taken into account and not just contractual termination indemnities.

On the date of preparation of the 2019 consolidated annual financial statements, the Group had adopted, depending on the accounting positions and the implementation methods concerning assessment of the term of leases, a legal approach in a certain number of open-ended lease contracts with a notice period of less than 12 months, for which the Group applied the short-term exemption, in particular for leases of certain mobile sites.

In order to determine the reasonably certain terms to be applied to leases that are concerned by the IFRS IC decision, the Group has adopted a differentiated approach taking into account the nature of the underlying leased asset and/or the terms of the lease renewal for certain contracts.

For the majority of leases with indefinite terms benefiting from notice clauses of less than 12 months, the Group has adopted a period consistent with the time horizon in which the Group’s strategic investment decisions are made at the date of implementation of this IFRS IC decision. Where appropriate, the duration of these leases may be reassessed in order to take into account the Group’s strategic choices or technological developments related to the underlying assets covered by these leases.

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Effects on the consolidated financial statements

The effects on the consolidated financial statements are presented in the tables below:

−    Effects on the consolidated income statement:

(in millions of euros)	Historical data 2019 (1)	Effects of IFRS IC decision	Restated data 2019
Revenue	42,238	-	42,238
External purchases	(17,897)	37	(17,860)
Other operating income	720	-	720
Other operating expenses	(599)	-	(599)
Labor expenses	(8,494)	-	(8,494)
Operating taxes and levies	(1,827)	-	(1,827)
Gains (losses) on disposal of fixed assets, investments and activities	277	-	277
Restructuring costs	(132)	-	(132)
Depreciation and amortization of fixed assets	(7,110)	-	(7,110)
Depreciation and amortization of financed assets	(14)	-	(14)
Depreciation and amortization of right-of-use assets	(1,239)	(35)	(1,274)
Reclassification of translation adjustment from liquidated entities	12	-	12
Impairment of goodwill	(54)	-	(54)
Impairment of fixed assets	73	-	73
Impairment of financed assets	-	-	-
Impairment of right-of-use assets	(33)	-	(33)
Share of profits (losses) of associates and joint ventures	8	-	8
Operating income	5,927	2	5,930
Cost of gross financial debt excluding financed assets	(1,108)	-	(1,108)
Interests on debts related to financed assets	(1)	-	(1)
Gains (losses) on assets contributing to net financial debt	5	-	5
Foreign exchange gain (loss)	76	-	76
Interests on lease liabilities	(122)	(6)	(129)
Other net financial expenses	15	-	15
Effects resulting from BT stake	(119)	-	(119)
Finance costs, net	(1,254)	(6)	(1,261)
Income taxes	(1,447)	1	(1,447)
Consolidated net income	3,226	(3)	3,222

(1)          Published data as of December 31, 2019.

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−    Effects on the consolidated statement of financial position:

(in millions of euros)	December 31, 2018 historical data	Effects of IFRS 16 application	Effects of IFRS IC decision January 1, 2019	January 1, 2019 restated data	2019 variation	Effects of IFRS IC decision on 2019	December 31, 2019 restated data
Assets
Property, plant and equipment	27,693	(574)	-	27,119	1,304	-	28,423
Right-of-use assets	-	6,349	443	6,792	(86)	(6)	6,700
Deferred tax assets	1,366	1,527	-	2,893	(1,902)	1	992
Total non-current assets	74,701	7,303	443	82,446	(688)	(5)	81,753
Prepaid expenses	571	(36)	-	536	195	-	730
Total current assets	21,891	(36)	-	21,855	3,132	-	24,987
Total assets	96,592	7,267	443	104,302	2,444	(5)	106,741
Liabilities
o/w reserves	(2,062)	2	-	(2,060)	987	(2)	(1,075)
o/w net income	1,954	-	-	1,954	3,006	(2)	3,004
o/w translation adjustment	15	-	-	15	64	(0)	79
Equity attributable to owners of the parent company	30,669	2	-	30,671	1,056	(2)	31,725
o/w reserves	2,357	-	-	2,357	97	(2)	2,452
o/w net income	204	-	-	204	220	(2)	218
o/w translation adjustment	237	-	-	237	14	(0)	251
Equity attributable to non-controlling interests	2,580	-	-	2,580	108	(2)	2,686
Total Equity	33,249	2	-	33,251	1,164	(3)	34,412
Non-current financial liabilities	26,749	(427)	-	26,322	6,826	-	33,148
Non-current lease liabilities	-	5,239	369	5,609	(14)	(2)	5,593
Non-current dismantling provisions	765	-	1	766	45	0	812
Non-current restructuring provisions	230	(112)	-	118	(23)	-	96
Deferred tax liabilities	631	1,525	-	2,156	(1,453)	-	703
Current lease liabilities	33,047	6,226	371	39,644	4,919	(2)	44,561
Current financial liabilities	7,270	(167)	-	7,103	(3,177)	-	3,925
Current lease liabilities	-	1,291	72	1,363	(24)	-	1,339
Trade payables	6,736	(39)	-	6,697	(15)	-	6,682
Current restructuring provisions	159	(31)	-	128	(7)	-	120
Other current liabilities	1,788	(15)	-	1,774	321	-	2,095
Total current liabilities	30,296	1,039	72	31,407	(3,640)	-	27,767
Total equity and liabilities	96,592	7,267	443	104,302	2,444	(5)	106,741

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−    Effects on consolidated statement of cash flows:

(in millions of euros)	December 31, 2019 historical data	Effects of IFRS IC decision	December 31, 2019 restated data
Operating activities
Consolidated net income	3,226	(3)	3,222
Non-monetary items and reclassified items for presentation
Depreciation and amortization of right-of-use assets	1,239	35	1,275
Finance costs, net	1,254	6	1,261
Other net cash out
Interest paid and interest rates effects on derivatives, net	(1,312)	(6)	(1,318)
Net cash provided by operating activities (a)	10,159	31	10,190
Investing activities
Net cash used in investing activities (b)	(9,370)	-	(9,370)
Financing activities
Repayments of lease liabilities	(1,398)	(31)	(1,429)
Net cash used in financing activities (c)	55	(31)	24
Net change in cash and cash equivalents (a) + (b) + (c)	844	-	844
Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance	5,634	-	5,634
Cash change in cash and cash equivalents	844	-	844
Non-cash change in cash and cash equivalents	3	-	3
Cash and cash equivalents in the closing balance	6,481	-	6,481

Accounting for rent adjustments granted by lessors in the context of Covid-19

On May 28, 2020, the IASB published an amendment to IFRS 16 relating to rent concessions in the context of the Covid-19 crisis, effective from June 1, 2020. The effect of this amendment, which gives tenants the possibility of recognizing eligible Covid-19-related rent concessions as if they were not lease modifications, is not significant for the Group.

2.3.2         Amendment to IFRS 3 "Definition of a business"

This amendment clarifies the definition of a business and aims to help those preparing financial statements to determine whether an acquisition should be recognized as a business combination or an asset acquisition. This amendment will apply to all acquisitions made from January 1, 2020. These changes relate to the definition of a business:

−    the business must include inputs and a substantive process that together significantly contribute to the ability to create outputs;

−    the scope is limited to goods and services provided to customers and to income from ordinary activities and not to dividends, cost reductions or any other direct economic benefits for investors and possibly other third parties.

This amendment had no effect on the Group’s consolidated financial statements at December 31, 2020 and the Group will take these new provisions into account when making future acquisitions.

2.3.3         Amendments to IAS 1 and IAS 8 "Materiality"

Amendments to IAS 1 and IAS 8, applicable since January 1, 2020, improve the definition of "material" in order to determine whether information should be provided in the financial statements, or whether the way in which it is communicated has the same effect as if it had not been communicated. The Group considers that the judgment applied in the choice of information provided in its notes to the consolidated financial statements meets the provisions of the amendments published by the IASB.

2.4         Main standards and interpretations compulsory after December 31, 2020 with no early application elected by the Group

2.4.1         Amendment to IAS 1: Classification of liabilities as current or non-current

The amendments to the standard clarify the current requirements of IAS 1 on the classification of liabilities in an entity’s balance sheet. These amendments are not expected to have a significant impact on the Group’s statement of financial position. However, the implementation of these amendments could lead to the reclassification of certain liabilities from current to non-current, and vice versa. The date of entry into force of these amendments is January 1, 2023.

2.4.2         Amendment to IAS 16: Proceeds before intended use

The amendment clarifies that an entity is not permitted to recognize any revenue from the sale of items produced as a deduction from the cost of the fixed asset while preparing the asset for its intended use. The proceeds from selling such items are recognized in profit or loss. The amendment is applicable from January 1, 2022.

2.4.3         Amendment to IAS 37: Onerous contracts - cost of fulfilling a contract

The clarifications provided by the amendment concern the incremental costs of fulfilling an onerous contract to be taken into account in the provision, namely the costs of direct labor and materials and the allocation of other costs directly related to the contract, for example the depreciation expense relating to a fixed asset used in fulfilling the contract. The amendment is applicable from January 1, 2022.

2.4.4         Amendment to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 relating to interest rate benchmark reform phase 2

The amendments to the standards for this phase 2 provide in particular practical expedients for the modification of financial instruments or leases related to the IBOR reform. For debt instruments affected by the IBOR reform, it will not be necessary to apply the provisions of IFRS 9 to determine whether the modification of the instrument is substantial. These amendments propose that modifications to financial instruments related to the reform be treated prospectively as an update to the interest rate with no impact on profit or loss. With regard to hedge accounting, the amendments introduce an exemption allowing hedge accounting to be maintained despite the change in future cash flows impacted by the change in rates due to the reform.

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The amendments add new disclosures on the effects of the change in rates on contractual cash flows impacting financial assets and liabilities, lease assets and liabilities and hedge accounting.

Discussions with the counterparties to negotiate the replacement of the indices with the new ones are ongoing. At December 31, 2020, the Group’s exposure to financial instruments indexed to variable rates and maturing after the reform’s implementation date is mainly summarized as follows:

−    perpetual bonds redeemable for shares (French acronym TDIRA) for a nominal amount of 633 million euros;

−    cross currency swaps with a nominal value of 348 million euros; and

−    interest rate swaps with a nominal value of 573 million euros.

The analysis of leases that may be affected by the reform is underway. The amendments are applicable from January 1, 2021.

2.5         Accounting policies, use of judgment and estimates

The accounting policies are presented within each note to which they refer. In summary:

Note	Topic	Accounting policies	Judgments and estimates(1)
1	Segment information	X
4	Changes in the scope of consolidation, takeovers (business combinations), internal transfer of consolidated shares, assets held for sale	X	X
5.1	Revenue	X	X
5.3	Trade receivables	X
5.4	Customer contract net assets and liabilities, costs of obtaining a contract and costs to fulfill a contract, unfulfilled performance obligations	X
5.6	Submarine cable consortiums, Orange Money	X
5.7	Related party transactions	X
6.1	Advertising, promotion, sponsoring, communication and brand marketing costs	X
6.2	Litigation, acquisition and integration costs	X	X
6.3	Restructuring costs	X	X
6.4	Broadcasting rights and equipment inventories	X
6.6	Trade payables (goods and services)	X	X
7.2	Employee benefits	X	X
7.3	Employee share-based compensation	X
8	Goodwill, impairment of goodwill	X	X
9.2	Depreciation and amortization	X
9.3	Impairment of non-current assets	X	X
9.4	Other intangible assets	X	X
9.5	Property, plant and equipment financial liabilities	X	X
9.6	Fixed assets payables	X	X
9.7	Dismantling provisions	X	X
10	Leases	X	X
10.1	Right-of-use assets	X
10.2	Lease liabilities	X	X
11.1	Operating taxes and levies	X
11.2	Income taxes	X	X
12	Interests in associates and joint ventures	X	X
13.3	Net financial debt	X	X
13.3	Cash and cash equivalents, bonds, bank loans and loans from multilateral lending institutions	X
13.4	Perpetual bonds redeemable for shares (TDIRA)	X	X
13.7	Financial assets (telecom activities)	X	X
13.8	Derivatives (telecom activities)	X
14.8	Fair value of financial assets and liabilities (telecom activities)	X	X
15.2	Treasury shares	X
15.4	Subordinated notes, equity component of perpetual bonds redeemable for shares (TDIRA)	X	X
15.5	Translation adjustments	X
15.6	Non-controlling interests	X
15.7	Earnings per share	X
17.1	Financial assets and liabilities of Mobile Financial Services	X
17.1.1	Financial assets related to Orange Bank activities	X	X
17.2.5	Fair value of financial assets and liabilities of Orange Bank		X
18	Litigation		X

(1)   See Notes 2.5.1 and 2.5.2.

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2.5.1         Use of judgment

In addition to the alternatives or accounting positions mentioned above in 2.2, Management exercises judgment in order to define the accounting policies for certain transactions:

Topic		Nature of accounting judgment
Notes 4 and 20	Control

Requiring judgment in certain circumstances with respect to the existence or not of the control

Continuous control assessment which can affect the scope of consolidation, as for instance when a shareholders’ agreement is revised or terminated, or when protective rights turn into substantive rights

Note 5	Revenue	Splitting transaction price between mobile and service Identification of distinct or non-distinct performance obligations
Notes 6, 11 and 18	Purchases and other expenses, tax and litigation

Litigation and tax: measurement of technical merits of the interpretations and legislative positions and qualification of the facts and circumstances

Onerous supplier contracts: trigger event, nature of unavoidable costs

Note 6	Purchases and other expenses	Reverse factoring: distinguishing operating debt and financial debt
Note 9	Fixed assets	Qualifying network, sites or equipment sharing among operators as joint operations
Note 10	Leases

Determination of the non-cancellable lease term and assessment of the exercise or not of termination, extension and purchase option

Separation of service and lease components of leases

"TowerCos" arrangements: electing the unit of account (tower or used space) and analyzing the arrangements in order to determine whether they contain a lease

Notes 13 and 15	Financial assets and liabilities and net finance costs Equity	Distinguishing equity and debt: assessing specific contractual clauses

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2.5.2         Use of estimates

In preparing the Group’s consolidated annual financial statements, Orange’s management makes estimates, insofar as many elements included in the financial statements cannot be measured precisely. Management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made at December 31, 2020 may subsequently be changed. The consequences of the health crisis on the economic environment have led the Group’s management to review some of its estimates (see Note 3).

Topic		Key sources of estimates on future income and/or cash flows
Note 5	Revenue	Deciding duration of legally binding rights and obligations
Notes 6, 11 and 18	Risk of resources outflow linked to claims and litigation and to tax legislation Onerous contracts	Underlying assumptions of the assessment of legal and fiscal positions Identifying and releasing of uncertain legal and tax positions Underlying assumptions of the assessment
Notes 8.3, 8.4, 9.3, 9.4, 9.5 and 12	Measurement of the recoverable values for the impairment tests (goodwill, tangible and intangible assets, investments accounted for under the equity method)

Sensitivity to discount rates, perpetual growth rate and business plans’ assumptions which affect the expected cash flows (revenues, EBITDAaL and investments)

Assessing the competitive, economic and financial environment of the countries where the Group operates

Note 11.2	Measurement of the recoverable value of deferred tax assets	Assessing the deferred tax assets’ recovery timeline when a tax entity reverts to profitability or when the tax legislation limits the use of tax loss carryforward
Note 9	Fixed assets

Assessing assets’ useful life according to the change in the technological, regulatory or economic environment (notably the migration from the copper local loop into fiber and other greater bandwidth technologies, radio technology migration)

Provision for dismantling and restoring sites: dismantling timeframe, discount rate, expected cost

Note 10	Leases	Determination of the incremental borrowing rate of the lease when the implied interest rate is not identifiable in the lease Determination of the term of certain leases
Note 7.2	Employee benefits	Sensitivity to discount rates Sensitivity to sign-up rate senior plans
Notes 14 and 17	Fair value of financial assets and liabilities	Models, selection of parameters, fair value hierarchy, evaluation of non-performance risks

Furthermore, aside from the elements linked to the level of activity, income and future cash flows are sensitive to changes in financial market risks, notably interest rate and foreign exchange risks (see Note 13).

Note 3        Impact of the health crisis linked to the Covid-19 pandemic

The aim of this note is to summarize the impacts of the health crisis on the Group’s business and performance, the judgments and assumptions made as well as the main effects of the crisis on the Group’s Consolidated Financial Statements.

3.1         Effects of the Covid-19 pandemic on Orange’s business and financial position

The Covid-19 pandemic that affected France and the world in 2020 prompted the Group to rapidly implement actions to protect its employees, suppliers, subcontractors and customers and, further afield, all of its stakeholders.

The implementation of these actions and the decisions taken by the governments of the countries in which the Group operates have affected Orange’s business and financial position. These consequences are not easily quantifiable as they are difficult to separate from other factors affecting the period.

However, in 2020, the main effects of the Covid-19 pandemic on the Group’s revenue are as follows:

−    a widespread and significant decline in revenues from international roaming (customers and visitors);

−    a sharp decline in equipment sales;

−    lower than expected growth in revenues from fixed-line services to operators;

−    a slowdown in services to businesses;

−    a general decline in sales activity.

With regard to the Group’s operating expenses, the main effects of the Covid-19 pandemic are:

−    a rise in impairments and losses on trade receivables;

−    an overall increase in external purchases, in particular due to the costs of arrangements introduced to safeguard health, additional costs related to the support measures for certain network service providers in France, as well as donations and sponsorship;

−    the payment of specific bonuses to some employees in connection with the health crisis;

−    a significant decrease in commercial expenses, equipment costs and overheads.

With regard to the Group’s investments, the main effects are a significant inflection in investments in the first half of the year, due to the slowdown or temporary postponement of a certain number of projects.

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3.2         Main effects on the Consolidated Financial Statements at December 31, 2020

The main accounting estimates at December 31, 2020 during the preparation of the Orange group’s Consolidated Financial Statements concerned:

−    impairment tests (see Note 8);

−    deferred tax asset recoverability tests (see Note 11);

−    impairment of trade receivables in accordance with IFRS 9 (see Notes 5.3 and 6.2);

−    the Group’s exposure to credit, liquidity and market risks (see Note 14).

The use of estimates and judgments as well as the main assumptions made are detailed in each of the relevant notes.

At December 31, 2020, the main specific additional costs incurred by the management of the health crisis on operating income are described below.

In external purchases, the main incremental costs are as follows:

−    costs related to arrangements introduced to safeguard health for (72) million euros, mainly at Orange SA;

−    additional costs related to measures to support a number of network services in order to maintain the activity and offset a portion of the fixed costs of suppliers in France for (19) million euros (to which are added (24) million euros recorded in investments);

−    (9) million euros in donations and sponsorships, in particular for the Middle East Africa region’s subsidiaries and Orange SA.

Labor expenses include the payment to certain employees of specific bonuses related to the health crisis for (10) million euros.

Other operating expenses also include increases in trade receivables impairment in accordance with IFRS 9 for (144) million euros of which (129) million euros related to telecom activities and (15) million euros related to Orange Bank activities.

Note 4        Gains and losses on disposal and main changes in scope of consolidation

4.1         Gains (losses) on disposal of fixed assets, investments and activities

(in millions of euros)	2020	2019	2018
Gains (losses) on disposal of fixed assets (see Note 9.1)	221	303	180
Gains (losses) on disposal of investments and activities	7	(26)	17
Gain (losses) on disposal of fixed assets, investments and activities	228	277	197

The results of the disposal of BT shares in 2018 and in 2019 are presented in net finance costs in the income statement and detailed in Note 13.7.

4.2         Main changes in the scope of consolidation

Changes in the scope of consolidation during 2020

Squeeze-out offer on Business & Decision shares

On May 28, 2020, Orange Business Services launched a mandatory public buyout offer for all the shares of Business & Decision not yet held by the Group, representing 6.38% of the capital.

This offer closed on July 8 and was followed by the effective delisting of Business & Decision shares on July 13, 2020.

Following this public buyout offer and the acquisition of the remaining shares of capital over the second half of the year for an amount of (4) million euros, Orange now holds 100% of the shares of Business & Decision.

Changes in the scope of consolidation during 2019

Acquisitions of SecureLink and SecureData

On January 31, 2019, Orange acquired a 100% equity interest in SecureData, a provider of cyber security solutions in the United Kingdom for 100 million euros.

On July 8, 2019, the Group acquired 100% of SecureLink, an independent cyber security operator in Europe, for 377 million euros.

At acquisition date (in millions of euros)	SecureLink	SecureData
Acquisition cost	377	100
Cash acquired net of transaction costs	(6)	(5)
Cash paid for investment securities, net of cash acquired	371	95

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Goodwill was recognized in the amount of 392 million euros as a result of the acquisition of Securelink and 97 million euros as a result of the acquisition of SecureData, after allocation of the purchase price to identifiable assets acquired and liabilities assumed.

At acquisition date (in millions of euros)	SecureLink	SecureData
Acquisition cost (a)	377	100
Net book value acquired	(153)	(32)
Effects of fair value measurement:
Customer relationship(1)	181	43
Trademark	-	-
Other intangibles	-	-
Net deferred tax	(43)	(8)
Net asset remeasured at fair value (b)	(15)	3
Goodwill (a)-(b)	392	97

(1)   Depreciation between 12 and 16 years according to the type of clients.

Fair values were measured using the excess earnings method for the customer base. Goodwill was primarily related to the acquisition of future customers.

The SecureLink and SecureData acquisition effect on revenue, in 2019, amounted to 154 million euros and 47 million euros, respectively.

Business & Decision

Since December 31, 2018, Orange has acquired 5.4% of the capital of Business & Decision for 3 million euros. At December 31, 2019, Orange owned 93.6% of the capital of Business & Decision. This change in the percentage share held by Orange with no gain, or loss, of control, was shown in the financing flows in the statement of cash flows.

Sale of Orange Niger

On November 22, 2019, Orange sold its 95.5% holding in Orange Niger to Zamani Com S.A.S, a company that is wholly owned by Orange Niger minority shareholders. This sale had no material impact on the Group’s financial statements.

Changes in the scope of consolidation during 2018

Basefarm acquisition

On August 14, 2018, the Group acquired 100% of Basefarm for an amount of 234 million euros.

(in millions of euros)	At acquisition date
Acquisition cost	234
Cash acquired net of transaction costs	(4)
Cash paid for investment securities, net of cash acquired	230

In accordance with IFRS 3R - Business Combinations, the fair value measurement of identifiable assets acquired and liabilities assumed was finalized during fiscal year 2019. The final allocation of the acquisition cost was as follow:

(in millions of euros)	At acquisition date
Acquisition cost (a)	234
Net book value acquired	(58)
Effects of fair value measurement:
Customer relationship(1)	58
Trademark (2)	28
Other intangibles(3)	7
Net deferred tax	(25)
Net asset remeasured at fair value (b)	10
Goodwill (a)-(b)	224

(1)   Depreciation over 15 years.

(2)   Depreciation over 5 years.

(3)   Depreciation over 7 years.

Fair value was measured using the relief from royalty method for the brand and the excess earnings method for the customer base.

Goodwill was primarily related to future technologies and acquisition of future customers.

This acquisition had no significant impact on revenue in 2018.

Acquisition of Business & Decision

Following the acquisition of Business & Decision on June 5, 2018 and the purchase of additional securities as part of the friendly tender offer finalized on July 19, 2018, the Group acquired a stake of 81.8% of the capital of Business & Decision at a price of 50 million euros. Furthermore, Orange signed an agreement to acquire 4.9% more of the capital.

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(in millions of euros)	At acquisition date
Acquisition cost 81.8%	50
Cash acquired net of transaction costs	(18)
Cash paid for investment securities, net of cash acquired	32

Goodwill was recognized in the amount of 29 million euros, after allocation of the purchase price to identifiable assets acquired and liabilities assumed:

(in millions of euros)	At acquisition date
Acquisition cost 81.8%	50
Fair value of non-controlling interests	12
Acquisition cost (a)	62
Net book value acquired	7
Effects of fair value measurement:
Customer relationship(1)	18
Trademark (2)	8
Other intangibles(3)	4
Net deferred tax	(4)
Net asset remeasured at fair value (b)	33
Goodwill (a)-(b)	29

(1)   Depreciation over 10 years.

(2)   Depreciation over 7 years.

(3)   Specific technology depreciated over 9 years.

The residual goodwill was mainly related to workforce skills that could not be recognized separately.

The effect of the acquisition of Business & Decision on revenue in 2018 amounted to 108 million euros.

On July 19, 2018, Orange acquired 6.4% of the capital of Business & Decision for 4 million euros. As at December 31, 2018, Orange holds 88.2% of the capital of Business & Decision (93.1% including the shares under reciprocal promises).

4.3         On-going transactions

Signing agreement of Orange Romania to acquire a controlling stake in Telekom Romania Communications

Orange Romania has announced on November 9, 2020 the signing of a deal to acquire a controlling 54% stake in Telekom Romania Communications. This transaction aims at accelerating Orange’s ambitions to become a major convergent operator for customers in the Romanian market.

The transaction price amounts to 268 million euros (on a debt-free, cash-free basis and is subject to customary adjustments at closing of the transaction).

The closing of the transaction is subject to customary condition precedents, notably antitrust clearance by the European Commission and other relevant authorities and is a priori expected within the second half of 2021.

Orange Concessions

On January 22, 2021, Orange has entered into an exclusive agreement with La Banque des Territoires (Caisse des dépôts), CNP Assurances and EDF Invest, for the sale of 50% of the capital and joint control of Orange Concessions. Subject to obtaining the agreement of the relevant antitrust authorities and all stakeholders, the closing of this transaction should be completed in the second half of 2021.

With regard to the disposal plan initiated by the Group and in accordance with the criteria established by the IFRS 5 standard, the Group considers that the criteria for classifying the related assets as "assets held for sale" are not met as of December 31, 2020.

Conditional voluntary public takeover offer on shares of Orange Belgium

On December 2, 2020, Orange has announced its intention to launch a conditional voluntary public tender offer on 47.09% of the capital of Orange Belgium, corresponding to the balance of the shares of Orange Belgium currently not held, at a price of 22 euros per share, in cash and without threshold conditions. It was submitted on January 21, 2021 for approval by the Financial Services and Markets Authority in Belgium (FSMA).

If conditions were met, this offer could then lead to the delisting of the shares of Orange Belgium.

Accounting policies

Changes in the scope of consolidation

Entities are fully consolidated if the Group has the following:

−    power over the investee; and

−    exposure, or rights, to variable returns from its involvement with the investee; and

−    the ability to use its power over the investee to affect the amount of the investor’s returns.

When assessing control, IFRS 10 requires judgment and continuous assessment.

Clarifications of when the ownership interest does not imply a de facto presumption are provided in Note 20 which lists the main consolidated entities.

Joint ventures and companies over which the Group exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

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When assessing the level of control or significant influence exercised over a subsidiary or associate, the existence and effect of any exercisable or convertible potential voting rights at the closing date is taken into account.

Takeovers (business combinations)

Business combinations are accounted for using the acquisition method:

−    the acquisition cost is measured at the fair value of the consideration transferred, including all contingent consideration, at the acquisition date. Subsequent changes in the fair value of contingent consideration are accounted for either through profit or loss or through other comprehensive income, in accordance with the applicable standards;

−    goodwill is the difference between the consideration transferred and the fair value of the identifiable assets and liabilities assumed at the acquisition date, and is recognized as an asset in the statement of financial position. Considering the Group’s activity, the fair values of the identifiable assets relate mainly to licenses, customer bases and brands (which cannot be capitalized when developed in-house), generating induced deferred taxes. The fair value of these assets, which cannot be observed, is established using commonly adopted methods, such as those based on revenues or costs (e.g.: the "Greenfield" method for the valuation of licenses, the "relief from royalty" method for the valuation of brands and the "excess earnings" method for customer bases).

For each business combination with an ownership interest below 100%, non-controlling interest is measured:

−    either at its fair value: in which case, goodwill is recognized for the portion relating to non-controlling interests;

−    or proportionate to its share of the acquiree’s identifiable net assets: in which case, goodwill is only recognized for the share acquired.

Acquisition-related costs are directly recognized in operating income in the period in which they are incurred.

When a business combination is achieved in stages, the previously held equity interest is re-measured at fair value at the acquisition date through operating income. The related other comprehensive income, if any, is fully reclassified to profit or loss.

Internal transfer of consolidated shares

IFRS do not address the accounting treatment for the transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

−    the transferred shares are carried at historical cost and the gain or loss on the transfer is fully eliminated in the acquirer’s accounts;

−    the non-controlling interests are adjusted to reflect the change in their share in the equity against Group retained earnings, with no impact on profit and loss and equity.

Assets held for sale

The Group qualifies an asset or group of assets as "held for sale" when:

−    the management is committed to a plan to sell;

−    the asset is available for immediate sale in its current state (subject to any conditions precedent that are usual in such disposals); and

−    the sale is highly probable, within 12 months.

Thus, when the Group is committed to a plan to sell involving the loss of control or significant influence over one of its assets, it classifies all assets and liabilities of the entities concerned under a separate line in the statement of financial position: "Assets/Liabilities held for sale", at a value equal to the lower of the net carrying value and the fair value net of disposal costs.

In addition, when the asset or group of assets held for sale represents a major line of an operating segment, its contribution to the income statement is presented separately below "consolidated net income of continuing operations" and its cash flow contribution is presented in the statement of cash flows.

Note 5        Sales

5.1         Revenue

The presentation of revenue is disaggregated by category and segment in Note 1.1 "Segment information." The breakdown of revenue by type is as follows:

−    mobile-only services: mobile service revenue is generated by incoming and outgoing calls (voice, SMS and data), excluding convergent services (see below);

−    fixed-only services: revenue from fixed services includes fixed broadband and narrowband services, excluding convergent services (see below) and fixed network business solutions, including voice and data;

−    convergence packages (convergent services): these include revenue from convergence packages for the B2C market (Internet + Mobile products);

−    equipment sales: equipment sales include all sales of equipment (mobile handsets, broadband equipment, connected devices and accessories), excluding sales of equipment related to integration and information technology services and sales of equipment to external distributors and brokers, presented in "Other revenue";

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−    IT & integration services: these services include unified communication and collaboration services (LAN and telephony, consultancy, integration, project management), hosting and infrastructure services (including Cloud Computing), application services (customer relations management and other application services), security services, video conferencing offers, as well as sales of equipment related to the above products and services;

−    services to carriers (wholesale): wholesale revenue includes roaming revenue from customers of other networks (national and international), revenue from Mobile Virtual Network Operators (MVNO) and from network sharing, among others;

−    other revenues: these include, in particular, equipment sales to external distributors and brokers, revenues from portals, online advertising and the Group’s cross-functional activities and other miscellaneous revenues.

Accounting policies

Most revenue falls within the application scope of IFRS 15 "Revenue from contracts with customers." Orange’s products and services are offered to customers under service-only contracts and contracts combining the equipment used to access services and/or other service offers. Revenue is recognized net of VAT and other taxes collected on behalf of governments.

Standalone service offers (mobile-only services, fixed-only services, convergent services)

Orange offers its B2C and B2B customers a range of fixed and mobile telephony services, fixed and mobile Internet access offers and content offers (TV, video, media, added-value audio service, etc.). Some contracts are for a fixed term (generally twelve or twenty-four months), while others may be terminated at short notice (i.e. monthly arrangements or portions of services).

Service revenue is recognized when the service is provided, based on use (e.g. minutes of traffic or bytes of data processed) or the period (e.g. monthly service costs).

Under some content offers, Orange may act solely as an agent enabling the supply by a third-party of goods or services to the customer and not as a principal in the supply of the content. In such cases, revenue is recognized net of amounts transferred to the third-party.

Contracts with customers generally do not include a material right, as the price invoiced for contracts and the services purchased and consumed by the customer beyond the specific scope (e.g. additional consumption, options, etc.) generally reflect their standalone selling prices. There is no significant impact from contract modification for this type of service contract. Service obligations transferred to the customer at the same pace are treated as a single obligation.

When contracts include contractual clauses covering commercial discounts (initial discount on signature of the lease or conditional on attaining a consumption threshold) or free offers (e.g. three months of subscription free of charge), the Group spreads these discounts or free offers over the enforceable period of the contract (period during which the Group and the customer have a firm commitment). Where applicable, the consideration payable to the customer is recognized as a deduction from revenue in accordance with the specific terms and conditions of each contract.

If the performance obligations are not classified as distinct, the offer revenue is recognized on a straight-line basis over the contract term. One of the main applications of this method is the initial service connection in the context of a service contract and communication. It is not generally separable from the service contract and communication offer and is therefore recognized in income over the average term of the expected contractual relationship.

Separate equipment sales

Orange offers its B2C and B2B customers several ways to buy their equipment (primarily mobile phones): equipment sales may be separate from or bundled with a service offer. When separate from a service offer, the amount invoiced is recognized in revenue on delivery and receivable immediately or in instalments over a period of up to 24 months. Where payment is received in instalments, the offer comprises a financial component and gives rise to the calculation of interest deducted from the amount invoiced and recognized over the payment period in net finance costs.

Where Orange purchases and sells equipment to indirect channels, the Group generally considers that Orange maintains control until resale to the end-customer (the distributor acts as an agent), even where ownership is transferred to the distributor. Sale proceeds are therefore recognized when the end-customer takes possession of the equipment (on activation).

Bundled equipment and service offers

Orange proposes numerous offers to its B2C and B2B customers comprising equipment (e.g. a mobile handset) and services (e.g. a communication contract).

Equipment revenue is recognized separately from service revenue if the two components are distinct (i.e. if the customer can receive one or other of the services separately). Where one of the components in the offer is not at its separate selling price, revenue is allocated to each component in proportion to their individual selling prices. This is notably the case in offers combining the sale of a mobile phone at a reduced price, where the individual selling price of the mobile phone is considered equal to its purchase cost and logistics expenses plus a commercial margin based on market practice. The amount allocated to equipment sales is recognized under revenue on delivery in exchange for a contract asset, spread over the term of the service contract.

The provision of a Livebox® (proprietary Internet box) is neither a separate component of the Internet access service offer nor a lease, as Orange maintains control of the box.

Services including a build and run phase

For business clients, some contracts have two phases: construction and then management (operation and maintenance) of assets built and delivered to customers. Revenue recognition requires an analysis of the facts and circumstances of each contract in order to determine whether distinct performance obligations exist. Under these contracts, if the construction phase is classified as separate, the Group recognizes the revenue of this phase according to the percentage of completion. However, if the Group does not have a certain right to payment and/or if there is no continuous transfer of control of the asset under construction, then revenue for this phase is recognized upon completion. These contracts are generally multi-year, with scalable offers. On each contract modification, we assess the scope of the modification or its impact on the contract price in order to determine whether the modification should be treated as a distinct contract, as though the existing contract were terminated and a new contract signed, or whether the modification should be considered as a change to the existing contract.

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Service offers to carriers (wholesale)

Three types of commercial agreements are entered into with Carrier customers for domestic wholesale activities and International carrier offers:

−    pay-as-you-go model: contract generally applied to "legacy" regulated activities (bitstream call termination, local loop access, roaming and certain data solution contracts), where contract services are not covered by a firm volume commitment. Revenue is recognized as the services are provided (which relates to transfer of control) over the contractual term;

−    send-or-pay model: contract where the price, volume and term are defined. The customer has a commitment to pay the amount indicated in the contract irrespective of actual traffic consumed over the commitment period. This contract category notably includes certain MVNO (Mobile Virtual Network Operator), IDD (International Direct Dialing) or hubbing (call free floating) contracts. Related revenue is recognized progressively based on actual traffic during the period, to reflect transfer of control to the customer;

−    mix model: hybrid contract combining the "pay-as-you-go" and "send-or-pay" models, comprising a fixed entry fee paid by the customer providing access to preferential pricing conditions for a given volume ("send-or-pay" component). In addition to this entry fee, an amount is invoiced based on traffic consumption ("pay-as-you-go" component). The amount invoiced for the entry fee included in this type of commercial agreement is recognized progressively in revenue based on actual traffic over the period.

Current agreements between major transit carriers are not billed or cross-billed (free peering) and are therefore not recognized in revenue.

Service level commitment clause

The contracts entered into by Group and its customers include service level commitments regarding the processing of orders, delivery and after sales support (delivery time, performance, service reinstatement time). If the Group fails to comply with one of these commitments, it then pays compensation to the customer, which is usually a tariff reduction. The projected amount of these penalties is recognized as a deduction from revenue whenever it is expected that the commitment will not be fulfilled.

Public-private service concession arrangements

The Group rolls out and/or operates certain networks under service concessions, such as the public initiative networks implemented in France to roll out fiber-optic networks in less populated areas. Some contracts are analyzed in accordance with IFRIC 12 "Service concession arrangements." When the Group builds a network, construction revenue is recognized as counterparty to a right to receive a consideration from either a public entity or users of the public service. This right is accounted for as:

−    an intangible asset in respect of the right to receive payments from public service users amounting to the fair value of the corresponding infrastructure. This asset is amortized over the term of the contract; and/or

−    a financial receivable in respect of the unconditional right to receive royalties from the public entity, for the fair value of the consideration expected from the public entity. This receivable is recognized at amortized cost.

Leases

Orange’s lease income is related either to its regulatory obligations to lease technical sites to its competitors, to the supply of equipment in certain contracts with business clients, or to the granting of rights of use meeting the criteria for leasing network equipment, i.e. occasional leases of surplus space in certain buildings to third parties.

Lease revenues are recognized on a straight-line basis over the contract term, except for certain equipment leases to business clients, which are classified as finance leases; in such cases the equipment is considered sold on credit.

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5.2         Other operating income

(in millions of euros)	2020	2019	2018
Income from client collection	101	110	84
Net banking income (NBI)	79	55	56
Rebilling of network sharing costs	54	50	45
Tax credits and subsidies	31	33	42
Income from universal service	4	5	14
Other income	336	466	339
Total	604	720	580

Income from client collection mainly includes interest charged to customers for late payments and recovery of trade receivables previously recognized as loss.

Net banking income (NBI) represents the net balance between banking products (fees charged to customers, interest from loans, banking activities retail commissions and other income from banking operations) and expenses from banking operations (interest paid in respect of bank loans, commissions paid and other expenses from banking operations). It is prepared in accordance with accounting practices that are commonly used in France in the banking sector.

Other income is predominantly comprised of rebilling of network sharing costs and income relating to line damages.

5.3         Trade receivables

(in millions of euros)	2020	2019	2018
Net book value of trade receivables in the opening balance	5,320	5,295	5,175
IFRS 9 transition impact	-	-	(22)
Net book value of trade receivables including IFRS 9 transition impact	5,320	5,295	5,153
Business related variations	379	1	65
Changes in the scope of consolidation	4	50	90
Translation adjustment	(90)	28	(12)
Reclassifications and other items	7	(53)	(1)
Net book value of trade receivables in the closing balance	5,620	5,320	5,295

Orange has set up non-recourse programs to sell its receivables due in instalments in several countries. These are no longer recorded on the balance sheet. The receivables sold mainly concern Spain, France and Poland and amounted to approximately 640 million euros in 2020, 690 million euros in 2019 and 615 million euros in 2018.

Orange Spain has set up a non-recourse program with Orange Bank for the sale of receivables due in instalments, replacing an existing program with a third-party bank. This program led to derecognize these receivables from the balance sheet of Orange Spain (within telecom activities) in order to present them as customer loans and receivables within Mobile Financial Services activities (see Note 17.1.1).

(in millions of euros)	December 31, 2020	December 31, 2019	December 31, 2018
Net trade receivables depreciated according to their age	1,145	1,233	1,050
Net trade receivables depreciated according to other criteria	400	579	600
Net trade receivables past due	1,544	1,812	1,650
Not past due (1)	4,076	3,508	3,645
Net trade receivables	5,620	5,320	5,295
o/w short-term trade receivables	5,382	5,044	4,995
o/w long-term trade receivables (2)	238	276	300
o/w net trade receivables from telecom activities	5,620	5,320	5,295
o/w net trade receivables from Mobile Financial Services	-	-	-

(1)   Not past due receivables are presented net of the balance of expected losses on trade receivables, which amounted to (56) million euros at December 31, 2020, (23) million euros at December 31, 2019 and (25) million euros at December 31, 2018.

(2)   Includes receivables from sales of handsets with payment on instalments that are payable in more than 12 months and receivables from equipment financial lease offers for business (see accounting policies).

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Shown below is the aging table of the net trade receivables which are past due and impaired according to their age:

The Group assessed the risk of non-recovery of trade receivables at December 31, 2020 and recognized impairment and losses on trade receivables in the income statement for an amount of (383) million euros over the period, of which (129) million euros for telecom activities related to the effects of the health crisis.

The health crisis linked to the Covid-19 pandemic has resulted in the provision of economic support measures for companies and individuals in a number of countries. Such measures have helped to partially reduce the risk of non-recovery of trade receivables at December 31, 2020, but reduce visibility of the extent of the expected deterioration of the economic environment (in particular the risk of corporate default).

In view of the continuing uncertainty surrounding the economic environment, the Group has strengthened its monitoring of trade receivables in order to manage and adapt the recovery measures, which were gradually able to resume in 2020 in all customer segments in accordance with local legislation (having been temporarily suspended during the state of health emergency periods adopted in each country) and has sometimes granted a rescheduling of payment schedules to certain customers.
For Mobile Financial Services, the effects of the health crisis on bank credit risk are described in Note 17.2.3.

There is no change compared to December 31, 2019 in Orange’s belief that the concentration of counterparty risk related to customer accounts is limited due to the large number of customers, their diversity (residential, professional and large companies) and their various sectors of the economy, as well as their wide geographic distribution in France and abroad.

The table below provides an analysis of the change in impairment for trade receivables in the statement of financial position:

(in millions of euros)	2020	2019	2018
Allowances on trade receivables - in the opening balance	(888)	(816)	(760)
IFRS 9 transition impact	-	-	(22)
Allowances on trade receivables - including IFRS 9 transition impact	(888)	(816)	(782)
Net addition with impact on income statement (1)	(383)	(332)	(286)
Losses on trade receivables	275	271	255
Changes in the scope of consolidation	0	(1)	(2)
Translation adjustment	13	(5)	(1)
Reclassifications and other items	0	(5)	(0)
Allowances on trade receivables - in the closing balance	(983)	(888)	(816)

(1)   The change in provision for expected losses, in accordance with IFRS 9, for the 2020 fiscal year amounts to (33) million euros in connection with the health crisis (it amounted to 2 million euros in 2019 and (3) million euros in 2018).

Accounting policies

Trade receivables are mainly short-term with no stated interest rate and are measured in the statement of financial position at original invoice amount, in accordance with IFRS 15. Those trade receivables which include deferred payment terms over 12 or 24 months for the benefit of customers buying a mobile telephone are discounted and classified as current items in the statement of financial position. Receivables from financial leases on equipment leased to companies are recognized as current operating receivables because they are acquired in the normal course of business.

In order to meet the requirements of IFRS 9, the impairment of trade receivables is based on three methods:

−    a collective statistical method: this is based on historical losses and leads to a separate impairment rate for each aging balance category. This analysis is performed over a homogenous group of receivables with similar credit characteristics because they belong to a customer category (B2C, professionals);

−    a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant qualitative factors (ageing of late payment, other balances with the counterpart, rating from independent agencies, geographical area). This method is mainly used for carrier customers (national and international), administrations and public authorities, as well as for large business service accounts;

−    a provisioning method based on anticipated loss: IFRS 9 requires recognition of expected losses on receivables immediately upon recognition of the financial instruments. In addition to the p-existing provisioning system, the Group applies a simplified approach of anticipated impairment at the time the asset is recognized. The rate applied depends on the maximum revenue non-recoverability rate.

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Identification of impairment losses for a group of receivables represents the step preceding identification of impairment for individual receivables. As soon as information is available (clients in bankruptcy or subject to equivalent judicial proceedings), these receivables are then excluded from the statistical impairment database and individually impaired.

The trade receivables may be part of non-recourse program. When they are sold to consolidated securitization mutual funds, they remain on the statement of financial position. Other sales to financial institutions may lead to their de-recognition in the event that legal ownership and almost all the risks and benefits of the receivables are transferred as described by IFRS 9.

5.4         Customer contract net assets and liabilities

(in millions of euros)	December 31, 2020	December 31, 2019	December 31, 2018
Customer contract net assets (1)	709	771	784
Costs of obtaining a contract	262	258	233
Costs to fulfill a contract	265	181	149
Total customer contract net assets	1,236	1,209	1,166
Prepaid telephone cards	(197)	(212)	(221)
Connection fees	(589)	(665)	(706)
Loyalty programs	(25)	(38)	(38)
Other deferred revenue (2)	(1,158)	(1,163)	(1,025)
Other customer contract liabilities	(15)	(15)	(12)
Total deferred revenue related to customer contracts	(1,984)	(2,093)	(2,002)
Total customer contract net assets and liabilities	(748)	(884)	(836)

(1)   Assets net of remaining performance obligations.

(2)   Includes in particular subscription contracts.

The following tables give an analysis of the balances of customer contract net assets and the costs of acquiring and fulfilling them in the financial statements.

(in millions of euros)	2020	2019	2018
Customer contract net assets - in the opening balance	771	784	815
Business related variations(1)	(60)	(13)	(36)
Changes in the scope of consolidation	-	-	-
Translation adjustment	(3)	1	(1)
Reclassifications and other items	(0)	0	6
Customer contract net assets - in the closing balance	709	771	784

(1)   Mainly includes new contract assets net of related liabilities, transfer of net contract assets directly to trade receivables and impairment in the period.

Below is presented the change in deferred income on customer contracts (prepaid telephone cards, service access fees, loyalty programs and other unearned income) in the statement of financial position:

(in millions of euros)	2020	2019	2018
Deferred revenue related to customer contracts - in the opening balance	2,093	2,002	2,021
Business related variations	(73)	(20)	(18)
Changes in the scope of consolidation (1)	-	101	7
Translation adjustment	(31)	13	2
Reclassifications and other items	(6)	(3)	(10)
Deferred revenue related to customer contracts - in the closing balance	1,984	2,093	2,002

(1)   In 2019, the changes in the scope of consolidation mainly concerned maintenance services paid in advance as part of the implementation of solutions at SecureLink.

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Accounting policies

Customer contract net assets and liabilities

The timing of revenue recognition may differ from customer invoicing.

Trade receivables presented in the consolidated statement of financial position represent an unconditional right to receive consideration (primarily cash), i.e. the services and goods promised to the customer have been transferred.

In contrast, contract assets mainly refer to amounts allocated under IFRS 15 as compensation for goods or services provided to customers, but for which the right to collect payment is subject to providing other services or goods under that same contract (or group of contracts). This is the case in a bundled offer combining the sale of a mobile phone and mobile communication services for a fixed period, where the mobile phone is invoiced at a reduced price leading to the reallocation of a portion of amounts invoiced for telephone communication services to the supply of the mobile phone. The excess of the amount allocated to the mobile phone over the price invoiced is recognized as a contract asset and transferred to trade receivables as the service is invoiced.

Contract assets, like trade receivables, are subject to impairment for credit risk. The recoverability of contract assets is also verified, especially to cover the risk of impairment should the contract be interrupted. Recoverability may also be impacted by a change in the legal environment governing offers.

Contract liabilities represent amounts paid by customers to Orange before receiving the goods and/or services promised in the contract. This is typically the case for advances received from customers or amounts invoiced and paid for goods or services not yet transferred, such as contracts payable in advance or prepaid contracts (previously recognized in deferred income).

Customer contract assets and liabilities are presented, respectively, in current assets and current liabilities since they are a normal part of the Group’s operations.

(in millions of euros)	2020	2019	2018
Costs of obtaining a contract - in the opening balance	258	233	250
Business related variations	11	21	(14)
Changes in the scope of consolidation	-	1	-
Translation adjustment	(7)	1	(3)
Reclassifications and other items	-	1	0
Costs of obtaining a contract - in the closing balance	262	258	233

(in millions of euros)	2020	2019	2018
Costs to fulfill a contract - in the opening balance	181	149	140
Business related variations	21	30	22
Changes in the scope of consolidation	-	-	-
Translation adjustment	(12)	2	3
Reclassifications and other items(1)	75	-	(16)
Costs to fulfill a contract - in the closing balance	265	181	149

(1)   Mainly includes reclassifications from prepaid expenses to contract fulfilment costs.

Accounting policies

Cost of obtaining a contract

Where a telecommunication service contract is signed via a third-party distributor, this distributor may receive business provider remuneration, generally paid in the form of a commission for each contract or invoice-indexed commission. Where the Group considers the commission incremental and believes that it would not have been paid in the absence of the customer contract, the commission cost is estimated and capitalized in the balance sheet. It should be noted that the Group has adopted the simplification measure authorized by IFRS 15 to recognize the costs of obtaining contracts as an expense at the time they are incurred if the amortization period of the asset that the Group would have recognized in respect of them, does not exceed one year.

The costs of obtaining fixed-period mobile service contracts are capitalized and recognized prorata temporis over the enforceable period of the contract, as these costs are generally incurred each time a customer renews the fixed period. The costs of obtaining fixed-line contracts for a p-determined term for B2C market customers are expensed prorata temporis over the estimated period of the customer relationship. The costs of obtaining B2B and operator solution contracts are not material.

Costs to fulfill a contract

Contract fulfillment costs consist of all the initial contractual costs necessary to fulfill one or more performance obligations of a contract. These costs, when they are directly related to a contract, are capitalized and recognized prorata temporis over the enforceable period of the contract.

At Group level, these costs mainly concern contracts for business clients, with, for example, design, installation, connection and migration fees that relate to a future performance obligation of the contract.

The assumptions underlying the period over which the costs of fulfilling a contract are expensed are periodically reviewed and adjusted in line with observations; termination of the contractual relationship with the customer results in the immediate expensing of the remaining deferred costs. Where the carrying value of deferred costs exceeds the remaining consideration expected to be received for the transfer of the related goods and services, less expected costs relating directly to the transfer of these goods and services yet to be incurred, the excess amount is similarly immediately expensed.

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The following table presents the transaction price assigned to unfulfilled performance obligations at December 31, 2020. Unfulfilled performance obligations are the services that the Group is obliged to provide to customers during the remaining fixed term of the contract. As allowed by the simplification procedure under IFRS 15, these disclosures are only related to performance obligations with an initial term greater than one year.

(in millions of euros)	December 31, 2020
Less than one year	5,782
Between 1 and 2 years	2,570
Between 2 and 3 years	875
Between 3 and 4 years	520
Between 4 and 5 years	312
More than 5 years	306
Total remaining performance obligations	10,366

Accounting policies

Unfulfilled performance obligations

During allocation of the total contract transaction price to identified performance obligations, a portion of the total transaction price can be allocated to performance obligations that are unsatisfied or partially satisfied at the end of the reporting period. We have elected to apply certain available practical expedients when disclosing unfulfilled performance obligations, including the option to exclude expected revenues from unsatisfied obligations of contracts with an original expected duration of one year or less. These contracts are primarily monthly service contracts.

In addition, certain contracts offer customers the ability to purchase additional services. These additional services are not included in the transaction price and are recognized when the customer exercises the option (generally on a monthly basis). They are not therefore included in unfulfilled performance obligations.

Some multi-year service contracts with B2B and operator customers include fixed monthly costs and variable user fees. These variable user fees are excluded from the table of unfulfilled performance obligations.

5.5         Deferred income

(in millions of euros)	2020	2019	2018
Deferred income in the opening balance	51	58	76
Business related variations(1)	115	(0)	(42)
Changes in the scope of consolidation	-	0	2
Translation adjustment	(3)	(0)	-
Reclassifications and other items	1	(6)	22
Deferred income in the closing balance	165	51	58

(1)   Including deferred income in 2020 under a transmission capacity agreement for an FTTH network in Spain.

5.6         Other assets

(in millions of euros)	December 31, 2020	December 31, 2019	December 31, 2018
Advances and downpayments	116	101	84
Submarine cable consortiums (1)	258	168	130
Security deposits paid	93	93	97
Orange Money - isolation of electronic money (1)	825	613	497
Other (2)	545	408	473
Total	1,837	1,383	1,281

(1)   These receivables are offset by the liabilities of the same amount (see accounting policies below and Note 6.7).

(2)   Including in 2020 a receivable under a transmission capacity agreement for an FTTH network in Spain.

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(in millions of euros)	2020	2019	2018
Other assets in the opening balance	1,383	1,281	1,204
Business related variations (1)	495	97	74
Changes in the scope of consolidation	0	0	7
Translation adjustment	(32)	3	1
Reclassifications and other items	(9)	2	(5)
Other assets in the closing balance	1,837	1,383	1,281
o/w other non-current assets	136	125	129
o/w other current assets	1,701	1,258	1,152

(1)   Including in 2020 a receivable under a transmission capacity agreement for an FTTH network in Spain.

Accounting policies

Other assets relating to "Submarine cable consortiums" are receivables from submarine cable consortium members when Orange is in charge of centralizing the payments to the equipment suppliers that build and manage these cables. These receivables are offset by the liabilities of the same amount (see Note 6.7).

Orange Money is a money transfer, payment and financial services solution provided via an electronic money ("e-money") account linked to an Orange mobile number.

Since 2016, the Orange group has become an Electronic Money Issuer ("EMI") in some of the countries in which it operates, via dedicated, approved, internal subsidiaries. Regulations state that EMIs, as last-resort guarantors for the reimbursement of e-money holders, are obliged to restrict the funds collected in exchange for the issue of e-money (obligation to protect holders). The e-money distribution model relies on Orange’s subsidiaries and third-party distributors. EMIs issue e-money (or units of value "UV") at the request of these distributors in exchange for funds collected therefrom. The distributors then transfer the e-money to end holders.

Within the Orange group, this restriction includes the protection of third-party holders (distributors and customers).

These transactions have no impact on the Group’s net financial debt and are listed under the following headings:

−    assets restricted to an amount equal to the e-money in circulation outside of the Orange group (or UV in circulation);

−    UV in circulation under liabilities, representing the obligation to reimburse the third-party holders (customers and third-party distributors).

These two headings are presented under "other assets" and "other liabilities" and under operating activities as "change in working capital requirement".

5.7         Related party transactions

The French State, either directly or through Bpifrance Participations, is one of the main shareholders of Orange SA. The communication services provided to the French State are done so as part of a competitive process held for each service according to the nature of the service. They have no material impact on consolidated revenues.

Transactions with associates and joint ventures are presented in Note 12.

Accounting policies

Orange group’s related parties are listed below:

−    the Group’s key management personnel and their families (see Note 7);

−    the French State, and its departments in Bpifrance Participations and central State departments (see Notes 11 and 15);

−    associates, joint ventures and companies in which the Group holds a significant stake (see Note 12).

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Note 6        Purchases and other expenses

6.1         External purchases

(in millions of euros)	2020	2019 (1)	2018
Commercial, equipment expenses and content rights	(6,868)	(7,293)	(7,228)
o/w costs of terminals and other equipment sold	(3,575)	(4,042)	(4,123)
o/w advertising, promotional, sponsoring and rebranding costs	(736)	(823)	(850)
Service fees and inter-operator costs	(4,529)	(4,608)	(4,923)
o/w interconnexion costs	(3,186)	(3,212)	(3,335)
Other network expenses, IT expenses	(3,503)	(3,253)	(3,192)
Other external purchases	(2,791)	(2,706)	(3,220)
o/w rental expenses	(151)	(241)	(1,181)
Total	(17,691)	(17,860)	(18,563)

(1)   2019 figures have been restated of the IFRS IC decision on lease term (see Note 2.3.1).

Accounting policies

Firm purchase commitments are disclosed as unrecognized contractual commitments (see Note 16).

Advertising, promotion, sponsoring, communication and brand development costs are recorded as expenses during the period in which they are incurred.

At January 1, 2019, lease expenses include rental payments on leases with an enforceable period, with no option to extend, of 12 months or less, leases where the value, when new, of the underlying asset is less than approximately 5,000 euros, and variable lease payments which were not included in the measurement of the lease liability (see Note 10).

6.2         Other operating expenses

(in millions of euros)	2020	2019	2018
Allowances and losses on trade receivables - telecom activities	(383)	(315)	(277)
Litigation	(238)	(107)	(10)
Cost of bank credit risk	(31)	(10)	(7)
Expenses from universal service	(19)	(21)	(38)
Acquisition and integration costs(1)	(18)	(17)	-
Operating foreign exchange gains (losses)	19	(4)	3
Other expenses	(119)	(124)	(176)
Total	(789)	(599)	(505)

(1)   Since January 1, 2019, acquisition and integration costs are presented in other operating expenses. In 2018, those costs were presented in restructuring costs (see Note 6.3).

Impairment and losses on trade receivables from telecom activities are detailed in Note 5.3.

The cost of credit risk exclusively applies only to Mobile Financial Services and includes impairment charges and reversals on fixed-income securities, loans and receivables to customers as well as impairment charges and reversals relating to guarantee commitments given, losses on receivables and recovery of amortized debts. In the context of the health crisis, parameters used for the assessment of the credit risk have been updated (see Note 17.2.3).

Expenses for legal disputes for which provisions or immediate payment have been made include the reassessment of the risk related to various disputes.

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(in millions of euros)	2020	2019	2018
Provisions for litigation - in the opening balance	643	572	779
Additions with impact on income statement	119	99	35
Reversals with impact on income statement	(29)	(8)	(25)
Discounting with impact on income statement	0	-	3
Utilizations without impact on income statement(1)	(205)	(22)	(221)
Changes in consolidation scope	-	1	1
Translation adjustment	(2)	0	3
Reclassifications and other items	-	1	(3)
Provisions for litigation - in the closing balance	525	643	572
o/w non-current provisions	46	45	67
o/w current provisions	479	598	505

(1)   In 2020, mainly related to the Digicel litigation (see Note 18). In 2018, mainly related to the payment of the fine in Poland for 152 million euros.

Payments related to some litigation are directly recorded in other operating expenses. The Group’s significant litigations are described in Note 18.

Accounting policies

Litigation

In the ordinary course of business, the Group is involved in a number of legal and arbitration proceedings and administrative actions described in Note 18.

The costs which may result from these proceedings are accrued at the reporting date if the Group has a present obligation towards a third party resulting from a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. Where appropriate, litigation cases may be analyzed as contingent liabilities, which correspond to:

−    probable obligations arising from past events that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Company’s control; or

−    present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

Acquisition and integration costs

Acquisition and integration costs are incurred at the time of acquisition of legal entities (costs linked to the acquisition of the entity, consultancy fees, training costs for new staff, migration costs associated with customer offers, labor expenses associated with the transition). They are incurred over a maximum period of 12 months following the acquisition date.

6.3         Restructuring and integration costs

(in millions of euros)	2020	2019	2018
Restructuring costs	(25)	(132)	(189)
Departure plans (1)	(15)	(68)	(30)
Lease property restructuring (2)	2	5	(28)
Distribution channels (3)	(5)	(26)	(11)
Other	(8)	(43)	(120)
Acquisition and integration costs (4)	-	-	(10)
Acquisition costs of investments	-	-	(10)
Total restructuring costs	(25)	(132)	(199)

(1)   Mainly voluntary departure plans of Orange Polska in 2019 (approximately 2,100 people).

(2)   Essentially related to vacant leases in France.

(3)   Essentially concerns the costs related to the end of the relationship with some distributors.

(4)   From January, 1 2019, acquisition and integration costs are presented in "Other operating expenses".

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Some restructuring and integration costs are directly recorded in operating income and are not included in the following movements of provisions:

(in millions of euros)	2020	2019	2018
Restructuring provisions - in the opening balance	216	389	377
Additions with impact on income statement	12	97	162
Reversals releases with impact on income statement	(17)	(13)	(15)
Discounting with impact on income statement	4	1	-
Utilizations without impact on income statement	(95)	(124)	(143)
Translation adjustment	(3)	1	(1)
Reclassifications and other items (1)	-	(135)	9
Restructuring provisions - in the closing balance	117	216	389
o/w non-current provisions	53	96	230
o/w current provisions	64	120	159

(1)   Starting January 1, 2019, following IFRS 16 application, restructuring provisions related to leases are presented in "Impairment of right-of-use assets". Only rental charges and taxes are presented in restructuring provisions.

Accounting policies

Restructuring costs

The adjustment of Group activities in line with changes in the business environment may also incur other types of transformation costs. These actions may have a negative effect on the period during which they are announced or implemented; for instance but not limited to, some of the transformation plans approved by the internal governance bodies.

Provisions are recognized only when the restructuring has been announced and the Group has drawn up or started to implement a detailed formal plan prior to the end of the reporting period.

The types of costs approved by the Group as restructuring costs primarily consist of:

−    employee departure plans;

−    indemnities resulting from termination of suppliers contracts linked to a fundamental reorganization (compensation paid to suppliers to terminate contracts, etc.);

−    cost of vacant buildings (out of the scope of IFRS 16);

−    transformation plans for communication network infrastructures;

−    onerous contracts related to the termination or fundamental reorganization of business: during the course of a contract, when the economic circumstances that prevailed at inception change, some commitments towards the suppliers may become onerous, i.e. the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

6.4         Broadcasting rights and equipment inventories

(in millions of euros)	December 31, 2020	December 31, 2019	December 31, 2018
Handset inventories (1)	485	534	678
Other products/services sold	75	78	41
Available broadcasting rights	93	89	73
Other supplies	223	270	242
Gross value	874	970	1,034
Depreciation	(60)	(63)	(69)
Net book value	814	906	965

(1)   Of which inventories treated as consignment with distributors amounting to 40 million euros as at December 31, 2020, 35 million euros as at December 31, 2019 and 49 million euros as at December 31, 2018.

(in millions of euros)	2020	2019	2018
Net balance of inventories in the opening balance	906	965	827
Business related variations(1)	(70)	(64)	138
Changes in the scope of consolidation	-	2	2
Translation adjustment	(8)	2	(1)
Reclassifications and other items	(14)	1	(1)
Net balance of inventories in the closing balance	814	906	965

(1)   Business related variations include depreciations on inventories.

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Accounting policies

Network maintenance equipment and equipment intended for sale to customers are measured at the lower of cost or likely realizable value. The cost corresponds to the purchase or production cost determined by the weighted average cost method.

Handset inventories include inventories treated as consignment with distributors when these are qualified, for accounting purposes, as agents in the sales of handsets bought from the Group.

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

6.5         Prepaid expenses

(in millions of euros)	December 31, 2020	December 31, 2019	December 31, 2018
Prepaid external purchases	651	678	522
Other prepaid operating expenses	199	52	49
Total	850	730	571

(in millions of euros)	2020	2019	2018
Prepaid expenses in the opening balance	730	571	455
Business related variations	171	127	93
Changes in the scope of consolidation	0	65	6
Translation adjustment	(12)	5	0
Reclassifications and other items (1)	(40)	(38)	17
Prepaid expenses in the closing balance	850	730	571

(1)   Including the effect of the reclassification of prepaid expenses as costs to fulfill contracts (see Note 5.4).

6.6         Trade payables

(in millions of euros)	2020	2019	2018
Trade payables in the opening balance	6,682	6,736	6,527
Business related variations	(122)	(85)	189
Changes in the scope of consolidation	1	36	18
Translation adjustment	(80)	27	1
Reclassifications and other items	(6)	(32)	1
Trade payables in the closing balance	6,475	6,682	6,736
o/w trade payables from telecom activities	6,395	6,580	6,635
o/w trade payables from Mobile Financial Services	80	102	101

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the rules in force. Certain key suppliers and Orange have agreed to a flexible payment schedule which, for certain invoices, can be extended up to six months.

Trade payables for goods and services and fixed assets that were subject to a payment extension, and which had an impact on the change in working capital requirements at the end of the period, amounted to approximately 435 million euros at December 31, 2020, 525 million euros at the end of 2019 and 325 million euros at the end of 2018.

Accounting policies

Trade payables resulting from trade transactions and settled in the normal operating cycle are classified as current items. They include those that have been financed by the supplier (with or without notification of transfer to financial institutions) under direct or reverse factoring, and those for which the supplier proposed an extended payment period to Orange and for which Orange confirmed the payment arrangement under the agreed terms. Orange considers these financial liabilities to carry the characteristics of trade payables, in particular due to the ongoing trade relationship, the payment schedules ultimately consistent with the operational cycle of a telecommunications operator in particular for the purchase of primary infrastructures, the supplier’s autonomy in the anticipated relationship and a financial cost borne by Orange that corresponds to the compensation of the supplier for the extended payment schedule agreed.

For payables without specified interest rates, they are measured at nominal value if the interest component is negligible. For interest bearing payables, the measurement is at amortized cost.

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6.7         Other liabilities

(in millions of euros)	December 31, 2020	December 31, 2019	December 31, 2018
Provisions for litigations (1)	525	643	572
Cable network access fees (URI)	59	103	152
Submarine cable consortium (2)	258	168	130
Security deposits received	134	147	160
Orange Money - units in circulation (2)	823	613	497
Other	775	774	739
Total	2,574	2,448	2,250
o/w other non-current liabilities	307	353	462
o/w other current liabilities	2,267	2,095	1,788

(1)   See Note 6.2.

(2)   These liabilities are offset by the receivables of the same amount (see accounting policies in Note 5.6).

(in millions of euros)	2020	2019	2018
Other liabilities in the opening balance	2,448	2,250	2,456
Business related variations	176	190	(166)
Changes in the scope of consolidation	-	12	16
Translation adjustment	(35)	4	(2)
Reclassifications and other items	(15)	(8)	(54)
Other liabilities in the closing balance	2,574	2,448	2,250

6.8         Related party transactions

Orange does not purchase goods or services from the French State (either directly or via Bpifrance Participations), except the use of spectrum resources. These resources are allocated after a competitive process.

Note 7        Employee benefits

7.1         Labor expenses

(in millions of euros)	Note	2020	2019	2018
Average number of employees (full-time equivalents)(1)		133,787	135,619	135,943
Wages and employee benefit expenses		(8,331)	(8,240)	(8,828)
o/w wages and salaries		(6,224)	(6,199)	(6,017)
o/w social security charges (2)		(2,118)	(2,079)	(2,068)
o/w French part-time for seniors plans	7.2	23	6	(773)
o/w capitalized costs (3)		866	848	842
o/w other labor expenses (4)		(879)	(816)	(812)
Employee profit sharing		(142)	(181)	(180)
Share-based compensation	7.3	(18)	(73)	(66)
Total in operating income		(8,490)	(8,494)	(9,074)
Net interest on the net defined liability in finance costs		(12)	(20)	(16)
Actuarial (gains)/losses in other comprehensive income		(31)	(109)	45

(1)   Of whom 34% were Orange SA’s French civil servants (36% at December 31, 2019 and 40% at December 31, 2018).

(2)   Net of approximately 85 million euros for competitiveness and employment tax credit for 2018 in France.

(3)   Capitalized costs correspond to labor expenses included in the cost of assets produced by the Group (see Notes 9.4 and 9.5).

(4)   Other labor expenses comprise other short-term allowances and benefits, payroll taxes, post-employment benefits and other long term benefits (except French part-time for seniors plans).

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7.2         Employee benefits

(in millions of euros)	December 31, 2020	December 31, 2019	December 31, 2018
Post-employment benefits(1)	1,149	1,105	989
Other long-term benefits	1,407	1,867	2,434
o/w French part-time for seniors plans	802	1,233	1,784
Provisions for employment termination benefits	1	2	3
Other employee-related payables and payroll taxes due	1,779	1,782	1,715
Provisions for social risks and litigation	58	59	74
Total	4,395	4,815	5,215
o/w non-current employee benefits	2,202	2,554	2,823
o/w current employee benefits	2,192	2,261	2,392

(1)   Does not include defined contribution plans.

The payments to be made in respect of post-employment benefits and other long-term benefits are presented below. These are estimated based on Group headcounts as at December 31, 2020, including rights acquired and not acquired at December 31, 2020, but for which it is assumed the rights will be acquired by the year 2040 approximately:

(in millions of euros)	Schedule of benefits to be paid, undiscounted
	2021	2022	2023	2024	2025	2026 and beyond
Post-employment benefits	68	50	38	50	54	2,622
Other long-term benefits (1)	386	279	244	138	31	27
o/w French part-time for seniors plans	305	215	192	90	15	5
Total	454	330	283	188	85	2,649

(1)   Provisions for Time Saving Account (CET) and long-term leave and long-term sick leave not included.

7.2.1         Types of post-employment benefits and other long-term benefits

In accordance with the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits:

−    with regard to retirement, the majority of employees are covered by defined contribution plans required by law or under national agreements. In France, civil servants employed by Orange SA are covered by the French government sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law No. 96-660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans. Expenses recognized under the terms of defined contribution pension plans amounted to (729) million euros in 2020 ((724) million euros in 2019 and (828) million euros in 2018);

−    the Group is committed to a limited number of annuity-based defined-benefit plans: notably the Equant plans in the United Kingdom for 326 million euros and a plan for senior management staff in France for 196 million euros. Plan assets were transferred to these plans in the United Kingdom and in France. A few years ago, these plans were closed to new subscribers and also closed in the United Kingdom with regard to the acquisition of rights;

−    the Group is also committed to capital-based defined benefit plans where, in accordance with the law or contractual agreements, employees are entitled to bonuses on retirement, depending on their years of service and end of career salary; this essentially relates to bonuses due upon retirement in France, particularly for employees under private-law contracts (909 million euros for Orange SA, equal to 84% of the capital-based plans) and for civil servants (27 million euros, equal to 3% of capital-based plans);

−    other post-employment benefits are also granted to retired employees: these are benefits other than defined-benefit and defined-contribution plans;

−    other long-term benefits may also be granted such as seniority awards, long-term compensated absences and French part-time for seniors plans (TPS) detailed below.

French part-time for seniors plans

The part-time for seniors plans are accessible to civil servants and employees under private contract from the French entities who are eligible for full retirement benefits within 3 to 5 years and who have at least 15 years service within the Group. Eligible employees are those who will retire no later than January 1, 2025.

These plans give employees the opportunity to work 50% or 60% of a full-time job whilst receiving:

−    a base salary between 65% and 80% of full-time employment;

−    the retirement entitlement benefits of full-time employment during the period in question (both the Company’s and the employee’s contributions);

−    a minimum salary level.

These plans last for a period of at least 18 months and no longer than five years.

The beneficiaries may decide to invest part of their base compensation (5%, 10% or 15%) in a Time Savings Account (CET), with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

At December 31, 2020 33,000 employees had signed up for TPS, 26,100 of whom have already passed through it. The number of employees who are or will be participating in the French part-time for seniors plans and thus included in the provision, is estimated approximately at 9,950 employees.

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7.2.2         Key assumptions used to calculate the amount of obligations

The assessment of post-employment benefits and other long-term benefits is based on retirement age calculated in accordance with the provisions applicable to each plan and the necessary conditions to ensure entitlement to a full pension, both of which are often subject to legislative changes.

The valuation of the obligation of the French part-time for seniors plans is sensitive to estimates of the potentially eligible population and to the sign-up rate for the plans (estimated at 70% on average), and the trade-offs that the beneficiaries will ultimately make between the different plans proposed.

The discount rates used for the euro zone (which accounts for 86% of Orange’s pension and other long-term employee benefit obligations) are as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
More than 10 years	0.55% to 0.90%	0.70% to 0.90%	1.70% à 1.85%
Less than 10 years	-0.35% to 0.70%(1)	-0.33% to 0.70%	-0.20% à 1.30%

(1)   A -0.25% rate has been used to value the obligation regarding the French part-time for seniors plans (-0.25% as at December 31, 2019).

The discount rates used for the euro zone are based on corporate bonds rated AA with a duration equivalent to the duration of the obligations.

The increase in annuities of the Equant plans in the United Kingdom is based on inflation (2.90% used) up to 5%.

The main capital-based defined benefit plan (retirement bonuses for employees under private-law contracts in France) is principally sensitive to employment policy assumptions (Orange has historically had high numbers of staff at retirement age). The estimated increase in the capital of this plan is based on a long-term inflation assumption of 2% associated with the effect of a higher "GVT" (acronym for Wage drift - Seniority - Job-skills). "Wage drift - Seniority - Job-skills" refers to annual change in total payroll costs independent of general or categorical increases in wages and salaries, due to in-grade promotions, out of grade promotions and the aging of existing staff.

The impacts on pension benefit obligations of changes in key assumptions would be as follows:

(1)   Includes 7 million euros for the French part-time for seniors plans (short term duration).

(2)   Sensitivity is performed on future entries in French part-time for seniors plans (TPS).

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7.2.3         Commitments and plan assets

(in millions of euros)	Post-employment benefits			Long-term benefits		2020	2019	2018
	Annuity- based plans	Capital-based plans	Other	French part-time for seniors plans (TPS)	Other
Total benefit obligations in the opening balance	543	1,003	17	1,233	634	3,430	3,837	3,727
Service cost	1	60	0	32	57	150	146	786
Net interest on the defined benefit liability	6	12	0	(3)	1	17	27	23
Actuarial losses/(gains) arising from changes of assumptions	17	49	-	37	(0)	102	82	(34)
o/w arising from change in discount rate	34	29	-	(0)	1	63	182	(38)
Actuarial losses/(gains) arising from experience	1	(11)	-	(92) (1)	(1)	(103)	5	78
Benefits paid	(21)	(33)	(1)	(405)	(95)	(555)	(687)	(746)
Translation adjustment and other	(18)	(4)	(0)	0	10	(11)	20	3
Total benefit obligations in the closing balance (a)	529	1,076	17	802	605	3,029	3,430	3,837
o/w benefit obligations in respect of employee benefit plans that are wholly or partly funded	529	20	-	-	-	549	562	507
o/w benefit obligations in respect of employee benefit plans that are wholly unfunded	-	1,056	17	802	605	2,480	2,868	3,330
Weighted average duration of the plans (in years)	13	14	18	2	3	8	9	6

(1)   In 2020, actuarial gains related to experience effects take into account a slowdown in the number of entries into the TPS plans.

(in millions of euros)	Post-employment benefits			Long-term benefits		2020	2019	2018
	Annuity- based plans	Capital-based plans	Other	French part-time for seniors plans (TPS)	Other
Fair value of plan assets in the opening balance	458	0	-	-	-	458	414	409
Net interest on the defined benefit liability	6	0	-	-	-	6	8	7
(Gains)/Losses arising from experience	25	0	-	-	-	25	26	2
Employer contributions	18	-	-	-	-	18	16	16
Benefits paid by the fund	(18)	-	-	-	-	(18)	(19)	(17)
Translation adjustment and other	(16)	-	-	-	-	(16)	13	(3)
Fair value of plan assets in the closing balance (b)	473	1	-	-	-	474	458	414

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Funded annuity-based plans represent 18% of Group social commitments.

The funded annuity-based plans are primarily located in the United Kingdom (63%) and France (36%) and their assets are broken down as follows:

Employee benefits in the statement of financial position correspond to commitments less plan assets. These have not been subject to asset ceiling adjustment for the periods presented.

(in millions of euros)	Post-employment benefits			Long-term benefits		2020	2019	2018
	Annuity- based plans	Capital-based plans	Other	French part-time for seniors plans (TPS)	Other
Employee benefits in the opening balance	85	1,003	17	1,233	634	2,972	3,423	3,318
Net expense for the period	1	72	1	(26)	57	105	117	889
Employer contributions	(18)	-	-	-	-	(18)	(16)	(16)
Benefits directly paid by the employer	(3)	(33)	(1)	(405)	(95)	(538)	(668)	(729)
Actuarial (gains)/losses generated during the year through other comprehensive income	(7)	38	-	-	-	31	109	(45)
Translation adjustment and other	(2)	(4)	(0)	0	10	4	7	6
Employee benefits in the closing balance - Net unfunded status (a) - (b)	56	1,076	17	802	605	2,556	2,972	3,423
o/w non-current	34	1,031	16	497	596	2,174	2,397	2,722
o/w current	22	45	1	305	9	382	575	701

The following table discloses the net expense:

(in millions of euros)	Post-employment benefits			Long-term benefits		2020	2019	2018
	Annuity- based plans	Capital-based plans	Other	French part-time for seniors plans (TPS)	Other
Service cost	(1)	(60)	(0)	(32)	(57)	(151)	(146)	(786)
Net interest on the net defined benefit liability	(1)	(12)	(0)	3	(1)	(11)	(19)	(16)
Actuarial gains/(losses)	-	-	-	55	1	57	48	(87)
Total	(1)	(72)	(1)	26	(57)	(105)	(117)	(889)
o/w expenses in operating income	(1)	(60)	(0)	23	(56)	(94)	(98)	(873)
o/w net interest on the net defined liability in finance cost	(1)	(12)	(0)	3	(1)	(11)	(19)	(16)

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Accounting policies

Post-employment benefits are granted through:

−    defined contribution plans: the contributions, paid to independent institutions which are in charge of the administrative and financial management thereof, are recognized in the fiscal year during which the services are rendered;

−    defined-benefit plans: the sum of future obligations under these plans are based on actuarial assumptions using the projected unit credit method:

-     their calculation is based on demographic (employee turnover, mortality, gender parity, etc.) and financial assumptions (salary increases, rate of inflation, etc.) defined at the level of each entity concerned,

-     the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists). Its computation is based on external indices commonly used as reference for the Eurozone,

-     actuarial gains and losses on post-employment benefits are fully recorded in other comprehensive income,

-     the Group’s defined benefit plans are generally not financed. In the rare cases where they are, hedging plan assets are set up by employer and employee contributions which are managed by separate legal entities whose investments are subject to fluctuations in the financial markets. These entities are generally administrated by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy which is designed to strike the optimum strategies to match assets and liabilities, based on specific studies performed by external experts. It is generally carried out by fund managers selected by the committees and depends on the market opportunities. Assets are measured at fair value, determined by reference to quoted prices, since they are mostly invested in listed securities (primarily shares and bonds) and the use of other asset categories is limited.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences and French part-time for seniors plan (TPS) agreements. The calculation of the related commitments is based on actuarial assumptions (including demographic, financial and discounting assumptions) similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in profit or loss when they arise.

Termination benefits are subject to provisions (up to the related obligation). For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when modifications take place.

7.3         Share-based payment

Free share award plans in force at December 31, 2020

The Board of Directors approved the implementation of free share award plans (Long Term Incentive Plan - LTIP) reserved for the Executive Committee, Corporate Officers, and Senior Management holding the positions of "Executives" and "Leaders".

Main characteristics

	LTIP 2020 - 2022	LTIP 2019 - 2021	LTIP 2018 - 2020
Implementation date by the Board of Directors	July 29, 2020	July 24, 2019	July 25, 2018
Number of free share units (1)	1.7 million	1.7 million	1.7 million
Estimated number of beneficiaries	1,300	1,200	1,200
Acquisition date of the rights by the beneficiaries	December 31, 2022	December 31, 2021	December 31, 2020
Delivery date of the shares to the beneficiaries	March 31, 2023	March 31, 2022	March 31, 2021

(1)   In countries where the regulations, tax codes or labor laws do not permit awards of stock, the beneficiaries of the plan will receive a cash value based on the exchange-traded price of Orange stock at the delivery date of the shares.

Condition of continued employment

The allocation of rights to beneficiaries is subject to a condition of continued employment:

	LTIP 2020 - 2022	LTIP 2019 - 2021	LTIP 2018 - 2020
Assessment of the employment continuation	From January 1, 2020 to December 31, 2022	From January 1, 2019 to December 31, 2021	From January 1, 2018 to December 31, 2020

Performance conditions

Depending on the plans, the allocation of rights to beneficiaries is subject to the achievement of internal and external performance conditions, namely:

−    the organic cash flow from telecom activities internal performance condition, as defined in the plan regulations, assessed (i) annually against the budget for the LTIP 2019-2021 and 2018-2020, and (ii) at the end of the three years of the plan against the objective set by the Board of Directors for the LTIP 2020-2022;

−    the Corporate Social Responsibility (CSR) internal performance condition, half of which relates to the change in the level of CO2 per customer use and half to the Group’s renewable electricity rate, assessed at the end of the three years of the plan in relation to the objectives set by the Board of Directors;

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−    the Total Shareholder Return (TSR) external performance condition. The performance of the TSR is assessed by comparing the change in the Orange TSR based on the relative performance of the total return for Orange shareholders over the three fiscal years, and the change in the TSR calculated on the average values of the benchmark Stoxx Europe 600 Telecommunications index or any other index having the same purpose and replacing it during the term of the plan.

Rights subject to the achievement of performance conditions (as a % of the total entitlement)

	LTIP 2020 - 2022	LTIP 2019 - 2021	LTIP 2018 - 2020
Organic cash flow from telecom activities	40%	50%	50%
Total Shareholder Return (TSR)	40%	50%	50%
Corporate Social Responsability (CSR)	20%	-	-

All performance conditions have been met or are estimated to be met at the end of the three years of the plan, with the exception of the condition relating to organic cash flow from telecom activities for fiscal year 2018 and the condition relating to the TSR of the LTIP 2018 - 2020.

Valuation assumptions

	LTIP 2020 - 2022	LTIP 2019 - 2021	LTIP 2018 - 2020
Measurement date	July 29, 2020	July 24, 2019	July 25, 2018
Vesting date	December 31, 2022	December 31, 2021	December 31, 2020
Price of underlying instrument at measurement date	10.47 euros	13.16 euros	13.98 euros
Price of underlying instrument at closing date	9.73 euros	9.73 euros	9.73 euros
Expected dividends (% of the share price)	6.7%	5.3%	5.0%
Risk free yield	- 0.61%	- 0.70%	- 0.33%
Fair value per share of benefit granted to employees	6.06 euros	7.80 euros	11.23 euros
o/w fair value of internal performance condition	8.58 euros	11.10 euros	11.94 euros
o/w fair value of external performance condition	2.27 euros	4.50 euros	4.50 euros

For the portion of the plan issued in the form of shares, fair value was determined based on the market price of Orange shares on the date of allocation and the expected dividends discounted to December 31, 2020. Fair value also takes into account the likelihood of achievement of the market performance conditions, determined on the basis of a model constructed using the Monte Carlo method. For the portion of the plan issued in cash, at December 31, 2020, fair value was determined based on the market price of Orange shares at the closing date.

Accounting effect

In 2020, an expense of (15) million euros (including social contributions) was recognized with corresponding entries in equity (13 million euros) and in social debts (2 million euros).

In 2019, an expense of (10) million euros (including social contributions) was recognized with corresponding entries in equity (8 million euros) and in social debts (2 million euros).

In 2018, an expense of (3) million euros (including social contributions) was recognized with corresponding entries in equity (3 million euros) and in social debts (0 million euros).

Orange Vision 2020 free share award plan and LTIP 2017 - 2019

In 2017, the Board of Directors approved the implementation of a free share award plan (AGA) reserved for employees, as well as a free share award plan (LTIP) reserved for the Executive Committee, Corporate Officers and Senior Management.

The shares were delivered to the beneficiaries on March 31, 2020, with the exception, for the LTIP 2017-2019, of Corporate Officers for whom delivery took place after the Company’s Shareholders’ Meeting of May 19, 2020.

Main characteristics

	FSA 2017 - 2019	LTIP 2017 - 2019
Implementation date by the Board of Directors	October 26, 2017	July 26, 2017
Maximum number of free share units (1)	9.2 millions	1.6 million
Number of free share units delivered at delivery date (1)	6.8 millions	1.2 million
Estimated number of beneficiaries (2)	144,000	1,200
Acquisition date of the rights by the beneficiaries	December 31, 2019	December 31, 2019
Delivery date of the shares to the beneficiaries	March 31, 2020	March 31, 2020

(1)   In countries where the regulations, tax codes or labor laws do not permit awards of stock, the beneficiaries of the plan received a cash value based on the exchange-traded price of Orange stock at the delivery date of the shares, on March 31, 2020.

(2)   Present in 87 countries.

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Condition of continued employment

The allocation of rights to beneficiaries was subject to a condition of continued employment:

	FSA 2017 - 2019	LTIP 2017 - 2019	LTIP 2017 - 2019
Beneficiaries	Employee members	Coporate officers and members of the Executive Committee	"Executives" and "Leaders"
Assessment of the employment continuation	From September 1, 2017 to December 31, 2019	From January 1, 2017 to December 31, 2019	From July 15, 2017 to December 31, 2019

Performance conditions

Depending on the plans, the allocation of rights to beneficiaries was subject to the achievement of internal and external performance conditions, namely:

−    the adjusted EBITDA internal performance condition, including banking activities;

−    the organic cash flow from telecom activities internal performance condition, as defined in the plan regulations;

−    the Total Shareholder Return (TSR) external performance condition. The performance of the TSR was assessed by comparing the change in the Orange TSR based on the relative performance of the total return for Orange shareholders over the three fiscal years, and the change in the TSR calculated on the average values of the benchmark Stoxx Europe 600 Telecommunications index or any other index having the same purpose and replacing it during the term of the plan.

Rights subject to the achievement of performance conditions (as a % of the total entitlement)

	FSA 2017 - 2019	LTIP 2017 - 2019
Adjusted EBITDA includng banking activities	50%	-
Organic cash flow from telecom activities	50%	50%
Total Shareholder Return (TSR)	-	50%

Performance was assessed for the years 2017, 2018 and 2019 in relation to the budget for each of these three years, as approved in advance by the Board of Directors. All performance conditions were met except for the condition relating to organic cash flow from telecom activities for fiscal year 2018.

Valuation assumptions

	FSA 2017 - 2019	LTIP 2017 - 2019
Measurement date	October 26, 2017	July 26, 2017
Vesting date	December 31, 2019	December 31, 2019
Price of underlying instrument at measurement date	13.74 euros	14.33 euros
Price of underlying instrument at vesting date	13.12 euros	13.12 euros
Price of underlying instrument at delivery date	11.14 euros	11.14 euros
Expected dividends (% of the share price)	4.5%	4.5%
Risk free yield	-0.45%	-0.32%
Fair value per share of benefit granted to employees	12.45 euros	9.55 euros
o/w fair value of internal performance condition	12.45 euros	12.81 euros
o/w fair value of external performance condition	-	6.29 euros

For the portion of the free share award plan issued in the form of shares, fair value was determined based on the market price of Orange shares on the date of award and the expected dividends discounted to December 31, 2019. The fair value also took into account the likelihood of achieving the market performance condition, determined on the basis of a model constructed using the Monte Carlo method. For that part of the plans remitted in the form of cash, the fair value was determined on the basis of the Orange Share price at March 31, 2020.

Accounting effect

The cost of the plans including social security contributions is presented below:

(in millions of euros)	2020	2019	2018	2017
FSA 2017 - 2019 (1)	6	(53)	(52)	(11)
LTIP 2017 - 2019 (2)	1	(6)	(6)	(3)

(1)   With corresponding entries in equity for 87 million euros and in employee-related payables for 23 million euros settled on delivery of the shares in 2020.

(2)   With corresponding entries in equity for 12 million euros and in employee-related payables for 2 million euros settled on delivery of the shares in 2020.

Other plans

The other share-based compensation and similar plans implemented in the Orange group are not material at Group level.

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Accounting policies

Employee share-based compensation: the fair value of stock options and bonus shares is determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends, and the risk-free interest rate over the option’s life. Vesting conditions other than market conditions are not part of the fair value assessment, but are part of the grant assumptions (employee turnover, probability of achieving performance criteria).

The determined amount is recognized in labor expenses on a straight-line basis over the vesting period, with as counterparty:

−    employee benefit liabilities for cash-settled plans, re-measured against profit or loss at each year-end; and

−    equity for equity-settled plans.

7.4         Executive compensation

The following table shows the compensation booked by Orange SA and its controlled companies to persons who were members of Orange SA’s Board of Directors or Executive Committee at any time during the year or at the end of the year.

(in millions of euros)	December 31, 2020 (4)	December 31, 2019	December 31, 2018
Short-term benefits excluding employer social security contributions (1)	(16)	(13)	(15)
Short-term benefits: employer’s social security contributions	(5)	(4)	(5)
Post-employment benefits (2)	(0)	(0)	(0)
Share-based compensation (3)	(2)	(2)	(1)

(1)   Includes all compensation: gross salaries including the variable component, bonuses, attendance fees and benefits in kind, incentive scheme and profit-sharing, cash settled Long Term Incentive Plan (LTIP) in 2020 and 2018.

(2)   Service cost.

(3)   Includes employee shareholding plans and shares settled Long Term Incentive Plan (LTIP).

(4)   In 2020, an amount of (2) million euros relating to termination benefits was paid. These termination benefits are not presented in the compensation table above.

The total amount of retirement benefits (contractual retirement bonuses and defined-benefit supplementary pension plan) provided in respect of persons who were members of the Board of Directors or Executive Committee at the end of the year was 4 million euros (6 million euros in 2019 and 6 million euros in 2018).

Executive Committee members’ contracts include a clause providing for a contractual termination settlement not exceeding 15 months of their total gross annual compensation (including the contractual termination benefit). Stéphane Richard, Chairman and Chief Executive Officer, has no employment contract, and the employment contracts of Deputy CEOs were suspended on the date of their appointment as corporate officers. These employment contracts may be reinstated at the end of their terms of office, with recovery of rights.

Orange has not acquired any other goods or services from persons who are or were at any time during the year or at the end of the fiscal year, members of the Board of Directors or Executive Committee of Orange SA (or any parties related thereto).

Note 8        Impairment losses and goodwill

8.1         Impairment losses

(in millions of euros)	December 31, 2020	December 31, 2019	December 31, 2018
Jordan	-	(54)	(56)
Total of impairment of goodwill	-	(54)	(56)

The impairment tests on Cash-Generating Units (CGUs) may result in impairment losses on goodwill and on fixed assets (see Note 9.3).

At December 31, 2020

At December 31, 2020, impairment tests did not result in the Group recognizing any impairment losses.

At December 31, 2019

In Jordan, the 54 million euros impairment of goodwill reflected, as it had in 2018, the effects of an uncertain political and economic climate and heavy competitive pressure on the fixed and mobile data markets. The net carrying value of tested assets was brought down to the value in use of current and long-term assets at 100% at December 31, 2019 (0.8 billion euros).

In Egypt, the reversal of 89 million euros of impairment on fixed assets primarily reflected an improvement in the country’s economic situation (see Note 9.3).

At December 31, 2018

In Jordan, the 56 million euros impairment of goodwill mostly reflected the effects of an uncertain political and economic climate and heavy competitive pressure on the fixed and mobile data markets. The net carrying value of tested assets was brought down to the value in use of current and long-term assets at 100% at December 31, 2018 (0.7 billion euros).

In Niger, the value of the telecommunication market continued to fall in a business environment that remained challenging. The economic and financial position of the Company led it, as a precaution, to recognize a fixed-asset impairment in the amount of 43 million euros to cover Orange’s exposure using our best current estimation.

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8.2         Goodwill

(in millions of euros)	December 31, 2020			December 31, 2019	December 31, 2018
	Gross value	Accumulated impairment losses	Net book value	Net book value	Net book value
France	14,377	(13)	14,364	14,364	14,364
Europe	13,463	(3,951)	9,512	9,537	9,420
Spain	6,986	(114)	6,872	6,872	6,840
Romania	1,806	(570)	1,236	1,236	1,236
Slovakia	806	-	806	806	806
Belgium	1,049	(713)	336	350	298
Poland	2,672	(2,536)	136	140	111
Moldova	76	-	76	83	79
Luxembourg	68	(19)	50	50	50
Africa & Middle East	2,510	(1,066)	1,443	1,481	1,542
Burkina Faso	428	-	428	428	428
Côte d’Ivoire	417	(42)	375	375	375
Morocco	253	-	253	257	251
Sierra Leone	118	-	118	134	152
Jordan	257	(154)	103	112	163
Cameroon	134	(90)	44	44	44
Other	903	(781)	122	131	129
Enterprise	2,871	(647)	2,225	2,245	1,830
International Carriers & Shared Services	18	-	18	18	18
Mobile Financial Services	35	-	35	-	-
Goodwill	33,273	(5,678)	27,596	27,644	27,174

(in millions of euros)	Note	December 31, 2020	December 31, 2019	December 31, 2018
Gross value in the opening balance		33,579	32,949	32,687
Acquisitions		26	520	353
Disposals		-	(4)	(12)
Translation adjustment		(331)	111	(39)
Reclassifications and other items		-	3	(40)
Gross value in the closing balance		33,273	33,579	32,949
Accumulated impairment losses in the opening balance		(5,935)	(5,775)	(5,776)
Impairment	8.1	-	(54)	(56)
Disposals		-	4	12
Translation adjustment		257	(110)	45
Accumulated impairment losses in the closing balance		(5,678)	(5,935)	(5,775)
Net book value of goodwill		27,596	27,644	27,174

8.3         Key assumptions used to determine recoverable amounts

The key operational assumptions reflect past experience and expected trends: unforeseen changes have in the past affected, and could continue to significantly affect, these expectations. In this respect, the review of expectations could affect the margin of recoverable amounts over the carrying value tested (see Note 8.4) and result in impairment losses on goodwill and fixed assets.

In 2020, the Group updated its financial trajectories. The entire strategic plan will be updated in 2021.

The discount rates and growth rates to perpetuity used to determine the values in use were revised as follows at the end of December 2020:

−    the discount rates, which may incorporate a specific premium reflecting an assessment of the performance risks of certain business plans or country risks, experienced the following changes:

-     a fall in Europe due, on the one hand, to interest rates lowered by central banks in response to the crisis, and on the other hand, a fall in betas due to the minimal reaction of European telecom operators to changes in the indices,

-     an increase in the Africa and Middle East region, where country risk premiums tend to increase as investors seek lower risk;

−    perpetual growth rates increased slightly in the Africa and Middle East region, returning to the rates used in December 2018. In Europe, perpetual growth rates were maintained in most regions, with the assessment made at the end of December 2020 concluding that the effects of the economic situation would not lead to any change in the long-term outlook of the service markets offered by the Group.

At December 31, 2020, business plans and key operating assumptions were sensitive to the following:

−    the consequences of the Covid-19 pandemic: a slowdown in sales activity, a decline in roaming and equipment sales and a delay in the assumption of a return to an economic situation deemed normal;

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−    the tradeoffs to be made by regulatory and competition authorities between reducing prices to consumers and stimulating business investment, or in terms of rules for awarding 5G operating licenses or market concentration;

−    the fiercely competitive nature of the markets in which the Group operates, where price pressure is strong, particularly in Spain;

−    the Group’s ability to adjust costs and capital expenditure to changes in revenue;

−    specifically in the Middle East and the Maghreb (Jordan, Egypt, Tunisia) as well as in some African countries (Mali, Democratic Republic of the Congo, Central African Republic and Burkina Faso):

-     changes in the political situation and security with their resulting negative economic impacts on the overall business climate.

The parameters used to determine the recoverable amount of the main consolidated activities or the activities most sensitive to the assumptions of the impairment tests are as follows:

December 31, 2020	France	Spain	Poland	Enterprise	Belgium/Luxembourg	Romania	Morocco
Basis of recoverable amount	Value in use				Fair value	Value in use
Source used	Internal plan				NA	Internal plan
Methodology	Discounted cash flow				NA	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.5%	0.3%	NA	2.3%	2.8%
Post-tax discount rate	5.5%(1)	6.5%	7.3%	7.5%	NA	7.5%	7.3%
p-tax discount rate	7.4%	8.1%	8.5%	10.2%	NA	8.5%	8.6%

December 31, 2019	France	Spain	Poland	Enterprise	Belgium	Sierra Leone	Liberia
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.5%	0.3%	0.5%	3.8%	3.8%
Post-tax discount rate	6.0%(1)	7.3%	8.3%	7.5%	7.5%	13.0%	13.0%
p-tax discount rate	8.1%	9.1%	9.7%	10.0%	9.6%	15.9%	15.9%

December 31, 2018	France	Spain	Poland	Enterprise	Belgium	Romania	Egypt
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.0%	0.3%	0.5%	2.3%	4.0%
Post-tax discount rate	6.0%(1)	7.0%	8.0%	7.5%	6.8%	8.3%	13.8%
p-tax discount rate	7.8%	8.8%	9.5%	10.2%	8.6%	9.3%	16.1%

(1)   The after-tax discount rate for France includes a corporate tax reduction of 25.82% by 2022.

The fair value of the Belgium/Luxembourg entity was defined on the basis of the conditional voluntary public tender offer for the shares of Orange Belgium SA launched on January 21, 2021.

The Group’s listed subsidiaries are Orange Polska (Warsaw Stock Exchange), Orange Belgium (Brussels Stock Exchange), Jordan Telecom (Amman Stock Exchange) and Sonatel (Regional Stock Exchange (BRVM)). The aggregated share of these subsidiaries, which publish their own regulated information, is less than or equal to 20% of the consolidated revenue, operating income and net income.

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8.4         Sensitivity of recoverable amounts

The correlation between operating cash flow and investment capacity means that the sensitivity of net cash flow is used. Cash flow for the terminal year forming a significant part of the recoverable amount, a change of plus or minus 10% in these cash flows is presented as a sensitivity assumption.

Cash flow is cash provided by operating activities net of acquisitions and disposals of property, plant and equipment and intangible assets (including tax at a standard rate, repayment of lease liabilities and debts related to financed assets, related interest expenses and excluding other interest expenses).

A sensitivity analysis was carried out on the main consolidated activities or the activities most sensitive to the assumptions of the impairment tests and is presented below to enable readers of the financial statements to estimate the effects of their own estimates. Changes in cash flow, perpetual growth rates or discount rates exceeding the sensitivity levels presented have been observed in the past.

	Increase in discount rate in order for the recoverable amount to be equal to the net carrying value (in basis points)	Decrease in the perpetual growth rate in order for the recoverable amount to be equal to the net carrying value (in basis points)	Decrease in the discounted cash flows of the terminal value in order for the recoverable amount to be equal to the net carrying value (in %)
December 31, 2020
France	+141 bp	(124) bp	-28%
Spain	+1 bp	(1) bp	0%
Poland	+189 bp	(151) bp	-23%
Enterprise	+1,067 bp	(1,691) bp	-82%
Romania	+49 bp	(49) bp	-9%
Morocco	+354 bp	(433) bp	-53%
Belgium	NA	NA	NA
December 31, 2019
France	+252 bp	(243) bp	-34%
Spain	+54 bp	(63) bp	-11%
Poland	+200 bp	(178) bp	-24%
Enterprise	+1,130 bp	(1,783) bp	-74%
Belgium	+856 bp	(711) bp	-69%
Sierra Leone	+50 bp	(86) bp	-9%
Liberia	+83 bp	(154) bp	-15%
December 31, 2018
France	+347 bp	(399) bp	-48%
Spain	+144 bp	(173) bp	-26%
Poland	+354 bp	(312) bp	-33%
Belgium	+301 bp	(324) bp	-38%
Enterprise	+1,299 bp	(3,573) bp	-88%

At December 31, 2020, the fair value of the Belgium/Luxembourg entity was defined in the context of the conditional voluntary public tender offer for all shares of Orange Belgium SA launched on January 21, 2021. Sensitivity analyzes, calculated on cash flows and financial parameters, are therefore not relevant for these CGUs at December 31, 2020. A change of one euro in the reference price per share used to calculate the fair value of the Belgium/Luxembourg entity would have an effect on the recoverable amount of 0.1 billion euros.

At December 31, 2020, the value in use of the Spain CGU was revised based on the key valuation assumptions established by the new local governance. This valuation exercise was carried out in a particularly competitive market, marked by an erosion in average revenue per user and the effects of the current health crisis. The revision of the assumptions resulted in a value in use equal to the carrying value of the assets tested, without however requiring any impairment.

A sensitivity analysis was carried out on each of the following criteria, taken individually:

−    increase of 1% in the discount rate;

−    decrease of 1% in the perpetual growth rate;

−    decrease of 10% in cash flow in the terminal year.

This sensitivity analysis revealed a risk of impairment estimated at between 15% and 30% of the net value of goodwill according to the criteria retained taken individually.

The same analysis was carried out on:

−    Romania and identified a risk of impairment of up to 15% of the net value of goodwill;

−    Jordan and revealed an impairment risk estimated at approximately 20% of the net value of goodwill.

The other entities not listed above, with the exception of the Orange brand, presented in Note 9.3, each account for less than 3% of the recoverable amount of the consolidated entities.

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Accounting policies

Goodwill recognized as an asset in the statement of financial position comprises the excess calculated:

−    either on the basis of the equity interest acquired (and for business combinations after January 1, 2010, with no subsequent changes for any additional purchases of non-controlling interests); or

−    on a 100% basis, leading to the recognition of goodwill relating to non-controlling interests.

Goodwill is not amortized. It is tested for impairment at least annually and more frequently when there is an indication that it may be impaired. Thus, changes in general economic and financial trends, the different levels of resilience of the telecommunication operators with respect to the deterioration of local economic environments, changes in the market capitalization of telecommunication operators, as well as financial performance compared to market expectations represent external impairment indicators that are analyzed by the Group, together with internal performance indicators, in order to assess whether an impairment test should be performed more than once a year.

These tests are performed at the level of each Cash-Generating Unit (CGU) (or group of CGUs). These generally correspond to business segments or to each country in the Africa and Middle East region and Europe. This is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to their recoverable amount, for which Orange uses mostly the value in use.

Value in use is estimated as the present value of the expected future cash flows. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and sales activity and investment forecasts drawn up by the Group’s management, as follows:

−    cash flow projections are based on three-to-five-year business plans and include a tax cash flow calculated as EBIT (operating income) multiplied by the statutory tax rate (excluding the impact of deferred tax and unrecognized tax loss carryforwards at the date of valuation). In the case of recent acquisitions, longer-term business plans may be used;

−    post-tax cash flow projections beyond that timeframe may be extrapolated by applying a declining or flat growth rate for the next year, and then a perpetual growth rate reflecting the expected long-term growth in the market;

−    post-tax cash flows are subject to a post-tax discount rate, using rates which incorporate a relevant premium reflecting a risk assessment for the implementation of certain business plans or country risks. The value in use derived from these calculations is identical to the one that would result from discounting p-tax cash flows at p-tax discount rates.

The key operating assumptions used to determine the value in use are common across Group’s business segments. Key assumptions for most CGUs include:

−    key revenue assumptions, which reflect market level, penetration rate of the offers and market share, positioning of the competition’s offers and their potential impact on market price levels and their transposition to the Group’s offer bases, regulatory authority decisions on pricing of services to customers and on access and pricing of inter-operator services, technology migration of networks (e.g. extinction of copper local loops), decisions of competition authorities in terms of concentration or regulation of adjacent sectors such as cable;

−    key cost assumptions, on the level of marketing expenses required to deal with the pace of product line renewals and the positioning of the competition, the ability to adjust costs to potential changes in revenues or the effects of natural attrition and employee departure plans underway;

−    key assumptions on the level of capital expenditure, which may be affected by the rollout of new technologies, by decisions of regulatory authorities relating to licenses and spectrum allocation, deployment of fiber networks, mobile network coverage, sharing of network elements or obligations to open up networks to competitors.

Tested net carrying values include goodwill, land and assets with finite useful lives (property, plant and equipment, intangible assets and net working capital requirements including intra-group balances). The Orange brand, an asset with an indefinite useful life, is subject to a specific test, see Note 9.3.

If an entity partially owned by the Group includes goodwill attributable to non-controlling interests, the impairment loss is allocated between the shareholders of Orange SA and the non-controlling interests on the same basis as that on which profit or loss is allocated (i.e. ownership interest).

Impairment loss for goodwill is recorded definitively in operating income.

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Note 9        Fixed assets

9.1         Gains (losses) on disposal of fixed assets

(in millions of euros)	2020	2019	2018
Transfer price	444	610	224
Net book value of assets sold	(223)	(307)	(44)
Proceeds from the disposal of fixed assets (1)	221	303	180

(1)   In 2020, the gains on disposal of fixed assets related to the sale and leaseback transactions amount to 143 million euros (195 million euros as December 31, 2019) and mainly comprise property asset disposals in France as well as mobile site disposals in Spain. These transactions fall within the context of the Group asset portfolio review.

9.2         Depreciation and amortization

Depreciation and amortization of intangible assets

Depreciation and amortization of property, plant and equipment

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Accounting policies

Assets are amortized to expense their cost (generally with no residual value deducted) on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. The straight-line basis is usually applied. The useful lives are reviewed annually and are adjusted if current estimated useful lives differ from previous estimates. This may be the case for outlooks on the implementation of new technologies (for example, the replacement of copper local loop by optical fiber). These changes in accounting estimates are recognized prospectively.

Main assets	Depreciation period (average)
Brands acquired	Up to 15 years, except for the Orange brand with an indefinite useful life
Customer bases acquired	Expected life of the commercial relationship: 3 to 16 years
Mobile network licenses	Grant period from the date when the network is technically ready and the service can be marketed
Indefeasible Rights of Use of submarine and terrestrial cables	Shorter of the expected period of use and the contractual period, generally less than 20 years
Patents	20 years maximum
Software	5 years maximum
Development costs	3 to 5 years
Buildings	10 to 30 years
Transmission and other network equipment	5 to 10 years
Copper cables, optical fiber and civil works	10 to 30 years
Computer hardware	3 to 5 years

9.3         Impairment of fixed assets

(in millions of euros)	2020	2019	2018
France	(15)	-	-
International Carriers & Shared Services	(7)	-	-
Poland	(7)	(12)	1
Niger	-	-	(43)
Egypt	1	89	(4)
Other	(2)	(4)	(2)
Total of impairment of fixed assets	(30)	73	(49)

The impairment of fixed assets resulting from impairment tests on Cash-Generating Units (CGUs) are described in Note 8.1.

Key assumptions and sensitivity of the recoverable amount of the Orange brand

The key assumptions and sources of sensitivity used in the assessment of the recoverable amount of the Orange brand are similar to those used for the goodwill of consolidated activities (see Note 8.3), which affect the revenue base and potentially the level of brand royalties.

Other assumptions that affect the assessment of the recoverable amount are as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
Basis of recoverable amount	Value in use	Value in use	Value in use
Source used	Internal plan	Internal plan	Internal plan
Methodology	Discounted net fees	Discounted net fees	Discounted net fees
Perpetuity growth rate	1.2%	1.1%	1.2%
Post-tax discount rate	6.9%	7.4%	7.4%
p-tax discount rate	8.3%	8.8%	8.8%

The sensitivity analysis did not highlight any risk of impairment of the Orange brand.

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Accounting policies

Given the nature of its assets and businesses, most of the Group’s individual assets do not generate cash flow independent of the cash flows generated by Cash-Generating Units. The recoverable amount is therefore determined at the level of the CGU (or group of CGUs) to which the assets belong, according to a method similar to that described for goodwill.

The Orange brand has an indefinite useful life and is not amortized but is tested for impairment at least annually. Its recoverable amount is assessed based on the expected contractual royalties (and included in the business plan) discounted in perpetuity, less the costs attributable to the brand’s owner.

9.4         Other intangible assets

(in millions of euros)	December 31, 2020				December 31, 2019	December 31, 2018
	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Telecommunications licenses	12,168	(5,800)	(46)	6,322	6,043	5,917
Software	13,149	(8,842)	(19)	4,288	4,250	4,046
Orange brand	3,133	-	-	3,133	3,133	3,133
Other brands	1,099	(121)	(899)	78	88	89
Customer bases	5,265	(4,785)	(11)	469	597	449
Other intangible assets	2,564	(1,543)	(177)	844	626	439
Total	37,378	(21,090)	(1,152)	15,135	14,737	14,073

(in millions of euros)	2020	2019	2018
Net book value of other intangible assets - in the opening balance	14,737	14,073	14,339
Acquisitions of other intangible assets	2,935	2,385	1,895
o/w telecommunications licenses(1)	969	519	200
Impact of changes in the scope of consolidation(2)	31	328	69
Disposals	(4)	(10)	(0)
Depreciation and amortization	(2,309)	(2,286)	(2,256)
Impairment(3)	(24)	88	(10)
Translation adjustment	(176)	106	7
Reclassifications and other items	(55)	52	29
Net book value of other intangible assets - in the closing balance	15,135	14,737	14,073

(1)   Relates in 2020 to the acquisition of the 5G license for 875 million euros in France and in Slovakia for 37 million euros. In 2019, related to licenses for 296 million euros in Spain, for 119 million euros in Burkina Faso and for 82 million euros in Guinea. In 2018, related to the acquisition of the 5G license for 142 million euros in Spain.

(2)   In 2019, mainly relates to the effects of SecureLink and SecureData acquisition (see Note 4.2).

(3)   Includes impairment detailed in Note 8.1.

Internal costs capitalized as intangible assets

Internal costs capitalized as intangible assets relate to labor expenses and amounted to 405 million euros in 2020, 389 million euros in 2019 and 382 million euros in 2018.

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Information on telecommunications licenses at December 31, 2020

Orange’s principal commitments under licenses awarded are disclosed in Note 16.

(in millions of euros)	Gross value	Net book value	Residual useful life (1)
5G	875	870	14.9
LTE (4 licenses) (2)	2,180	1,596	10.8 to 15.9
UMTS (2 licenses)	914	159	0.7 and 9.4
GSM	266	3	0.5
France	4,235	2,628
5G (2 licenses)	459	459	10.0 and 17.9
LTE (3 licenses)	529	328	10.0 to 10.3
GSM (2 licenses)	285	123	10.0
Spain	1,273	910
LTE (3 licenses)	745	494	7.0 to 10.1
UMTS (2 licenses)	365	43	3.0
GSM (2 licenses)	131	45	6.6 and 8.5
Poland	1,241	582
LTE	413	317	11.0
UMTS	142	46	11.0
GSM (2 licenses)	401	114	11.0
Egypt	956	477
LTE	60	47	14.2
UMTS	28	11	11.5
GSM	744	170	10.3
Morocco	832	228
LTE	184	101	8.3
UMTS	91	50	8.3
GSM	292	120	8.3
Romania	567	271
LTE	82	51	9.4
UMTS (3 licenses)	132	73	4.2 to 12.3
GSM	177	87	8.0
Jordan	391	211
LTE (2 licenses)	140	90	6.4 and 12.9
UMTS	149	2	0.3
GSM	76	2	0.2
Belgium	365	94
5G (2 licenses)	37	37	4.5 and 19.5
LTE	76	44	8.9
UMTS (2 licenses)	46	12	1.6 to 5.4
GSM	66	15	4.7
Slovensko	225	108
Other	2,083	813
Total	12,168	6,322

(1)   In number of years, at December 31, 2020.

(2)   Comprises the 700 MHz license of which the spectrum is technologically neutral.

Accounting policies

Intangible assets mainly consist of acquired brands, acquired customer bases, telecommunications licenses and software, as well as operating rights granted under certain concession agreement.

Intangible assets are initially recognized at acquisition or production cost. The payments indexed to revenue, especially for some telecommunications licenses, are expensed in the relevant periods.

The operating rights granted under certain concession arrangements are booked under other intangible assets and give right to charge users of the public service (see Note 5.1).

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9.5         Property, plant and equipment

(in millions of euros)	December 31, 2020				December 31, 2019	December 31, 2018
	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Networks and terminals	90,991	(64,999)	(167)	25,825	25,137	23,962
Land and buildings	7,295	(5,067)	(210)	2,018	2,026	2,479
IT equipment	3,942	(3,140)	(0)	801	803	817
Other property, plant and equipment	1,687	(1,251)	(6)	431	456	435
Total property, plant and equipment	103,915	(74,456)	(384)	29,075	28,423	27,693

Networks and terminals break down as follows:

(in millions of euros)	2020	2019	2018
Net book value of property, plant and equipment - in the opening balance	28,423	27,693	26,665
IFRS 16 transition impact (1)	-	(574)	-
Net book value of property, plant and equipment - including IFRS 16 transition impact	28,423	27,119	26,665
Acquisitions of property, plant and equipment	5,848	6,181	5,883
o/w finance leases	-	-	136
o/w financed assets	241	144	-
Impact of changes in the scope of consolidation (2)	0	(52)	63
Disposals and retirements	(154)	(164)	(44)
Depreciation and amortization	(4,880)	(4,838)	(4,791)
o/w fixed assets	(4,825)	(4,824)	(4,791)
o/w financed assets	(55)	(14)	-
Impairment (3)	(6)	(15)	(39)
Translation adjustment	(319)	115	(27)
Reclassifications and other items	164	78	(17)
Net book value of property, plant and equipment - in the closing balance	29,075	28,423	27,693

(1)   Following IFRS 16 application as of January 1, 2019, financial lease contracts have been reclassified in right-of-use assets.

(2)   Mainly relates in 2019 to the disposal of Orange Niger. In 2018, mainly related to Basefarm entities acquisition (see Note 4.2).

(3)   Includes impairment detailed in Note 8.1.

Financed assets

Financed assets include as of December 31, 2020 the set-up boxes in France which are financed by an intermediary bank: they meet the standard criterion of a tangible asset according to IAS 16. The debts associated to these financed assets are presented in financial liabilities and are included in the definition of the net financial debt.

Property, plant and equipment held under finance leases

Property, plant and equipment held under finance leases amounted to 574 million euros at December 31, 2018, of which 423 million euros related to "Land and buildings", 115 million euros to "Networks and terminals" and 36 million euros related mainly to "IT equipment".

Internal costs capitalized as property, plant and equipment

Internal costs capitalized as property, plant and equipment relate to labor expenses and amounted to 462 million euros in 2020, 459 million euros in 2019 and 460 million euros in 2018.

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Accounting policies

Property, plant and equipment are made up of tangible fixed assets and financed assets. They mainly comprise network facilities and equipment.

The gross value of property, plants and equipment is made up of their acquisition or production cost, which includes study and construction fees as well as enhancement costs that increase the capacity of equipment and facilities. Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or extend its useful life.

The cost of property, plant and equipment also includes the estimated cost of dismantling, removing and restoring the site occupied due to the obligation incurred by the Group.

The roll-out of assets by stage, especially for network assets, in the Group’s assessment, does not generally require a substantial period of preparation. As a result, the Group does not generally capitalize the interest expense incurred during the construction and acquisition phase for its property, plant and equipment and intangible assets.

In France, the regulatory framework governing the optical fiber network roll-out (Fiber To The Home - FTTH) organizes the access by commercial operators to the last mile of networks rolled-out by another operator on a co-funding basis (ab initio or a posteriori) or through a line access. The sharing of rights and obligations between the various operators co-financing the terminal section of networks is classified as a joint operation in accordance with IFRS 11 "Partnerships": Orange only recognizes as an asset its share of the network assets self-built or purchased to other co-financing operators.

The Group has entered into network sharing arrangements with other mobile operators on a reciprocal basis, which may cover passive infrastructure sharing, active equipment or even spectrum.

As a reminder, before applying IFRS 16, the accounting principles related to the assets acquired in form of finance lease and in operating lease were the following:

The assets acquired in form of finance lease did not affect the cash flow on acquisition. However, the subsequent rental payments during the leasing period represented interest payments (cash flow on operating activities) and capital repayments (cash flow on financing activities).

The majority of the assets held under finance lease were office and network buildings. The land and buildings hosting radio sites could belong to the Group, or be held through a finance lease, or be available under an operating lease or be simply made available.

The lease agreements of office buildings and points of sale generally were qualified as operating leases and the future lease payments were disclosed as unrecognized contractual commitments.

Simultaneously the equipment, very often generic, of which the risks and rewards of ownership are transferred from the Group to third parties via a lease, was considered as sold.

9.6         Fixed assets payables

(in millions of euros)	2020	2019	2018
Fixed assets payable in the opening balance	3,665	3,447	3,656
Business related variations (1)	1,002	200	(230)
Changes in the scope of consolidation	(0)	(14)	0
Translation adjustment	(50)	29	8
Reclassifications and other items	23	3	13
Fixed assets payable in the closing balance	4,640	3,665	3,447
o/w long-term fixed assets payable	1,291	817	612
o/w short-term fixed assets payable	3,349	2,848	2,835

(1)   Includes 725 million euros in 2020 for the acquisition of the 5G license in France.

Accounting policies

These payables are generated from trading activities. The payment terms can be over several years in the case of infrastructure roll-out and license acquisition. The payables due in more than 12 months are presented in non-current items. For payables without specified interest rates, they are measured at nominal value if the interest component is immaterial. For interest bearing payables, the measurement is at amortized cost.

Trade payables also include those that the supplier may have sold with or without notifying financial institutions in a direct or reverse factoring arrangement (see Note 6.6).

Firm purchase commitments are disclosed as unrecognized contractual commitments (see Note 16), net of any prepayment, which are recognized as prepayment on fixed assets.

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9.7         Dismantling provisions

The asset dismantling obligations mainly relate to restoration of mobile telephony antenna sites, dismantling of telephone poles, treatment of electrical and electronic equipment waste and dismantling of telephone booths.

(in millions of euros)	2020	2019 (1)	2018
Dismantling provisions - in the opening balance	827	776	789
Provision reversal with impact on income statement	(0)	(0)	-
Discounting with impact on income statement	2	5	13
Utilizations without impact on income statement	(12)	(24)	(15)
Changes in provision with impact on assets (2)	79	67	(19)
Changes in the scope of consolidation	-	-	-
Translation adjustment	(10)	2	(3)
Reclassifications and other items	16	2	11
Dismantling provisions - in the closing balance	901	827	776
o/w non-current provisions	885	812	765
o/w current provisions	16	15	11

(1)   2019 figures have been restated of the IFRS IC decision on lease term (see Note 2.3.1).

(2)   Included in 2018 extinctions of obligations for (66) million euros.

Accounting policies

The Group is required to dismantle technical equipment and restore technical sites.

When the obligation arises, a dismantlement asset is recognized in compensation for the dismantling provision.

The provision is based on dismantling costs (on a per-unit basis for telephone poles, terminals and telephone booths, and on a per-site basis for mobile antennas) incurred by the Group to meet its environmental commitments over the asset dismantling and site restoration planning. The provision is assessed on the basis of the identified costs for the current fiscal year, extrapolated for future years using the best estimate of the commitment settlement. This estimate is revised annually and adjusted where appropriate against the asset to which it relates. The provision is present-discounted at a rate set by geographical area and equal to the average rate of risk-free investments in 15-year State bonds.

In case of extinguishment of the obligation, the provision is reversed in compensation for the net carrying value of the dismantling asset and of the net carrying value of the underlying assets if the dismantling asset is less than the reversal of the provision.

Note 10    Lease agreements

In the course of its activities, the Group regularly enters into leases as a lessee. These leases concern the following asset categories:

−    Land and buildings;

−    Networks and terminals;

−    IT equipment;

−    Other.

Accounting policies

The main accounting positions relating to the IFRS IC Committee’s decision published in December 2019 on the terms of IFRS 16 leases are set out in Note 2.3.1.

As a reminder, the new IFRS 16 "Leases" has been mandatory since January 1, 2019.

The main effects of the implementation of IFRS 16 compared to the principles previously applied under IAS 17 (former standard) relate to the recognition of leases as lessee (see effects on the financial statements presented in Note 2.3.1). IFRS 16, which defines a lease as a contract that confers to the lessee the right to control the use of an identified asset, significantly changes the recognition of these contracts in the financial statements. Lease recognition rules for lessors are unchanged compared with IAS 17.

All leases are recognized in the balance sheet as an asset reflecting the right to use the leased assets and a corresponding liability reflecting the related lease liabilities (see Notes 10.1 and 10.2). In the consolidated income statement, depreciation of right-of-use assets (see Note 10.1) is presented separately from the interest expenses on lease liabilities. In the consolidated statement of cash flows, cash outflows relating to interest expenses impact operating cash flows, while repayments of the lease liability impact financing cash flows.

On first-time application, the Group adopted the simplified retrospective method and applied the following authorized practical expedients:

−    the exclusion of initial direct costs from the measurement of the right-of-use asset at the date of first-time application;

−    the identical classification of asset and liability balances for finance leases identified under IAS 17 in right-of-use assets and lease liabilities as provided for in the standard;

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−    the inclusion in the opening balance sheet of provisions for onerous contracts measured at December 31, 2018 pursuant to IAS 37, as an alternative to impairment testing of right-of-use assets in the opening balance sheet. Rent expenses already provisioned are presented in impairment of right-of-use assets.

When the Group carries out a transaction qualified as sale and leaseback in accordance with IFRS 16, a right-of-use asset is recognized in proportion to the previous carrying value of the asset corresponding to the right-of-use asset retained as counterparty to a lease liability. A gain (or loss) on disposal of fixed assets is recognized in the income statement in proportion to the rights transferred to the buyer-lessor. The adjustment of the gain (or loss) on disposal recognized in the income statement for the share on which the Group retains its user rights via the lease relates to the difference between the right-of-use asset and the lease liability recognized in the balance sheet.

Finally, the Group applies the two exemptions provided for in IFRS 16, concerning leases with a term of 12 months or less and leases where the value, when new, of the underlying asset is less than approximately 5,000 euros. Leases covered by either of these exemptions are presented in off-balance sheet commitments and an expense is recognized in external purchases in the consolidated income statement.

The Group classifies as a lease a contract that confers to the lessee the right to control the use of an identified asset for a given period, including a service contract if it contains a lease component.

The Group has defined four major categories of leases:

−    land and buildings: these leases mainly concern commercial (point of sale) or service activity (office and head office) leases, as well as leases of technical buildings not owned by the Group. Real estate leases entered into in France generally have long terms (nine-year commercial leases with early termination options after three and six years, known as "3/6/9 leases") (see Note 10.2). However, depending on the geographical location of the leases, their legal term may vary and the Group may be required to adopt a specific enforceable period taking into account the local legal and economic environment;

−    networks and terminals: the Group is required to lease a certain number of assets in connection with its mobile activities. This is notably the case of land on which to install antennas, mobile sites leased to third-party operators and certain "TowerCos" contracts (companies operating telecom towers). Leases are also entered into as part of fixed-line network activities. These leases mainly concern access to the local loop where the Orange group is a market challenger (total or partial unbundling), as well as the lease of land transmission cables;

−    IT equipment: this asset category primarily comprises the lease of servers and hosting space in Data centers;

−    other: this asset category primarily comprises the lease of vehicles and technical equipment.

10.1      Right-of-use assets

(in millions of euros)	December 31, 2020				December 31, 2019(1)
	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value
Land and buildings	7,035	(1,937)	(233)	4,865	4,959
Networks and terminals	2,540	(609)	-	1,931	1,524
IT equipment	120	(90)	(0)	30	29
Other right-of-use	304	(121)	(0)	184	188
Total right-of-use assets	9,999	(2,757)	(233)	7,009	6,700

(1)   2019 figures have been restated of the IFRS IC decision on lease term (see Note 2.3.1).

(in millions of euros)	2020	2019(1)
Net book value of right-of-use assets - in the opening balance	6,700	6,790
Increase (new right-of-use assets)	1,529	1,014
Impact of changes in the scope of consolidation	1	18
Depreciation and amortization (2)	(1,384)	(1,274)
Impairment(3)	(57)	(33)
Impact of changes in the assessments	331	187
Translation adjustment	(104)	26
Reclassifications and other items	(7)	(28)
Net book value of right-of-use assets - in the closing balance	7,009	6,700

(1)   2019 figures have been restated of the IFRS IC decision on lease term (see Note 2.3.1).

(2)   Including in 2020, right-of-use assets depreciation and amortization expenses of land and buildings for (947) million euros, networks and terminals for (358) million euros, IT equipment for (13) million euros and other right-of-use assets for (65) million euros. Including in 2019, right-of-use assets depreciation and amortization expenses of land and buildings for (908) million euros, networks and terminals for (301) million euros, IT equipment for (12) million euros and other right-of-use assets for (53) million euros.

(3)   Impairment losses on right-of-use assets concern real estate leases qualified as onerous contracts.

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In 2020, the rental expense recognized in external purchases in the income statement amounts to (151) million euros compared to (241) million euros in 2019. It includes lease payments on contracts of 12 months or less, contracts where the new value of the underlying asset is less than 5,000 euros, and variable lease payments which were not figured into the measurement of the lease liability.

Accounting policies

A right-of use is recognized as an asset, with a corresponding lease liability (see Note 10.2). This right-of-use asset is equal to the amount of the lease liability, plus any direct costs incurred under certain leases such as fees, lease negotiation expenses or administration costs and less rent-free period liabilities and lessor financial contributions.

Work performed by the lessee and modifications to the leased asset, as well as guarantee deposits, are not components of the right-of-use asset and are recognized in accordance with other standards.

Finally, the right-of-use asset is amortized in the consolidated income statement on a straight-line basis over the lease term adopted by the Group.

10.2      Lease liabilities

As of December 31, 2020, lease liabilities amount to 7,371 million euros, including non-current lease liabilities of 5,875 million euros and current lease liabilities of 1,496 million euros.

(in millions of euros)	2020	2019(1)
Lease liabilities - in the opening balance	6,932	6,531
Increase with counterpart in right of use	1,582	1,580
Impact of changes in the scope of consolidation	1	18
Decrease in lease liabilities following rental payments	(1,400)	(1,429)
Impact of changes in the assessments	326	187
Translation adjustment	(96)	24
Reclassifications and other items	26	21
Lease liabilities - in the closing balance	7,371	6,932

(1)   2019 figures have been restated of the IFRS IC decision on lease term (see Note 2.3.1).

The following table details the undiscounted future cash flows of lease liabilities:

(in millions of euros)	December 31, 2020	2021	2022	2023	2024	2025	2026 and beyond
Undiscounted lease liabilities	8,025	1,581	1,273	1,047	879	763	2,482

Accounting policies

The Group recognizes a liability (i.e. a lease liability) at the date the underlying asset is made available. This lease liability is equal to the present value of fixed and in-substance fixed payments not paid at that date, plus any amounts that Orange is reasonably certain to pay at the end of the lease, such as the exercise price of a purchase option (where it is reasonably certain to be exercised), or penalties payable to the lessor for terminating the lease (where such termination option is reasonably certain to be exercised).

The Group only takes the lease component into account when measuring the lease liability. For certain asset classes where leases include both service and lease components, the Group may recognize a single contract, classified as a lease (i.e. without distinguishing between the service and lease components).

Orange systematically determines the lease term as the period during which leases cannot be canceled, plus periods covered by any extension options that the lessee is reasonably certain to exercise and by any termination options that the lessee is reasonably certain not to exercise. In the case of "3/6/9" leases in France, the term adopted is assessed on a contract-by-contract basis.

This period is also defined taking into account any laws and practices specific to each jurisdiction and business sector regarding the firm lease commitment term granted by lessors. The Group nonetheless assesses the enforceable period, based on the circumstances of each lease, taking into account certain indicators such as the existence of more than insignificant penalties in the event of termination by the lessee. To determine the length of this enforceable period, the Group considers the economic importance of the leased asset and the assumptions made in its strategic plan.

When non-removable leasehold improvements have been made to leased assets, the Group assesses, on a case-by-case basis, whether these improvements provide an economic benefit when determining the enforceable period of the lease.

When a lease includes a purchase option, the Group considers the enforceable period to be equal to the useful life of the underlying asset where the Group is reasonably certain to exercise the purchase option.

For each lease, the discount rate used is determined based on the yield rate on government bonds in the lessee country, in accordance with the lease term and currency, to which the Group’s credit spread is added.

After the lease commencement date, the amount of the lease liability may be reassessed to reflect changes introduced in the following main cases:

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−    a change in term resulting from a contract amendment or a change in assessment of the reasonable certainty that a renewal option will be exercised or a termination option will not be exercised;

−    a change in the amount of lease payments, for example following application of a new index or rate in the case of variable payments;

−    a change in the assessment of whether a purchase option will be exercised;

−    any other contractual change, for example a change to the scope of the lease or the underlying asset.

Note 11    Taxes

11.1      Operating taxes and levies

11.1.1       Operating taxes and levies recognized in the income statement

(in millions of euros)	2020	2019	2018
Territorial Economic Contribution, IFER and similar taxes(1)	(795)	(758)	(820)
Spectrum fees	(341)	(329)	(309)
Levies on telecommunication services	(319)	(276)	(286)
Other operating taxes and levies	(469)	(465)	(425)
Total	(1,924)	(1,827)	(1,840)

(1)   Including (320) million euros regarding the company value-added contribution in 2020.

Although comprising a directly identifiable counterpart, the periodic spectrum fees are presented within the operating taxes and levies as they are set by and paid to the States and Local Authorities.

The breakdown of operating taxes and levies per geographical area is the following:

11.1.2       Operating taxes and levies in the statement of financial position

(in millions of euros)	December 31, 2020	December 31, 2019	December 31, 2018
Value added tax	966	996	953
Other operating taxes and levies	138	94	74
Operating taxes and levies - receivables	1,104	1,090	1,027
Value added tax	(652)	(649)	(647)
Territorial Economic Contribution, IFER and similar taxes(1)	(87)	(90)	(94)
Spectrum fees	(21)	(22)	(29)
Levies on telecommunication services	(128)	(118)	(113)
Other operating taxes and levies	(391)	(408)	(439)
Operating taxes and levies - payables	(1,279)	(1,287)	(1,322)
Operating taxes and levies - net	(175)	(197)	(295)

(1)   Including (19) million euros regarding the company value-added contribution in 2020.

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Developments in tax disputes and audits

In the same way as other telecom operators, the Group regularly deals with disagreements concerning the taxation of its network in various countries.

Orange in Spain is involved in various tax disputes related to local taxes on mobile and fixed services:

−    regarding mobile services, in May 2016, the Supreme Court of Spain considered admissible some terms and conditions of taxation, based on the value of the use. Since then, some municipalities sent out tax bills in accordance with such Supreme Court sentence. In 2018, Orange has re-evaluated the risk in light of the course of the proceedings. There are no new developments in 2020 that would lead to a modification of the Group’s accounting position, Orange is awaiting the decision of the Supreme Court on the formulae that shall be used to calculate the value of the use;

−    regarding fixed services, Orange received a favorable decision from the municipality of Madrid in June 2020 and carried out a new risk assessment in light of the decision. In January 2021, the European Union Court of Justice, in response to an interpretative question raised, has ruled on the charge on fixed services. At this stage, Orange estimates that it holds a strong position and that the decision does not lead to a modification of its accounting position. Furthermore, Orange wishes to appeal this decision.

Changes in operating taxes and levies

(in millions of euros)	2020	2019	2018
Net operating taxes and levies (payables) in the opening balance	(197)	(295)	(217)
Operating taxes and levies recognized in profit or loss	(1,924)	(1,827)	(1,840)
Operating taxes and levies paid	1,929	1,939	1,777
Changes in the scope of consolidation	-	3	(13)
Translation adjustment	20	(16)	(3)
Reclassifications and other items	(3)	(1)	1
Net operating taxes and levies (payables) in the closing balance	(175)	(197)	(295)

Accounting policies

VAT (Value Added Tax) receivables and payables correspond to the VAT collected or deductible from the various states. Collections and repayments to states have no impact on the income statement.

In the normal course of business, the Group regularly deals with differences of interpretation of tax law with the tax authorities, which can lead to tax reassessments or tax disputes.

Operating taxes and levies are measured by the Group at the amount expected to be paid or recovered from the tax authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates the tax assets, liabilities and accruals recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

11.2      Income taxes

11.2.1       Income taxes

(in millions of euros)	2020	2019	2018
Orange SA tax group	1,556	(875)	(702)
- Current tax	1,801	(559)	(595)
- Deferred tax	(246)	(316)	(107)
Spanish tax group	(146)	(123)	(164)
- Current tax	(40)	(84)	(65)
- Deferred tax	(106)	(39)	(99)
Africa & Middle East	(341)	(296)	(255)
- Current tax	(343)	(294)	(258)
- Deferred tax	2	(1)	3
United Kingdom	(137)	(66)	(66)
- Current tax	(75)	(66)	(66)
- Deferred tax	(63)	(0)	(0)
Other subsidiaries	(83)	(86)	(122)
- Current tax	(99)	(89)	(128)
- Deferred tax	16	3	6
Total Income taxes	848	(1,447)	(1,309)
- Current tax	1,245	(1,093)	(1,112)
- Deferred tax	(396)	(354)	(197)

In 2020, the Orange group’s current tax amounted to 1,245 million euros and included tax income of 2,246 million euros related to the tax dispute in France for fiscal years 2005-2006. In the absence of this income, the tax expense for the Orange group would be (1,397) million euros (including (1,001) million euros in current tax), and the tax expense for the Orange SA tax group would be (690) million euros (including (444) million euros in current tax expense).

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The breakdown of current tax by geographical area or by tax group (excluding the 2,246 million euros tax income related to the 2005-2006 tax dispute) is the following:

Orange SA tax group

The corporate income tax rate applicable for the 2020 fiscal year was 32.02%. The decrease in the tax rate in France resulted in a reduction in the current tax expense of (36) million euros in 2020.

In 2019, the tax rate was 34.43%. As part of the law enacted on July 11, 2019 concerning the creation of a digital services tax, the French government instituted an exceptional new measure maintaining the corporate income tax rate of 34.43% for the 2019 fiscal year instead of the 32.02% corporate tax rate originally planned. This measure resulted in an additional tax expense for the Group of (35) million euros in 2019.

In 2018, the tax rate was 34.43%.

Current tax expense

The current tax expense reflects the requirement to pay income tax calculated on the basis of 100% of taxable income due to the depletion of tax loss carry forwards.

In 2020, the current tax expense included tax income of 2,246 million euros, as a result of the decision issued by the Conseil d’État on November 13, 2020 in favor of Orange SA on a dispute in respect of the years 2005-2006.

Deferred tax expense

Deferred taxes are recorded at the tax rate expected at the time of their reversal.

The 2018 French Finance Act, that passed in late December 2017, included a gradual reduction in the corporate tax rate with an expected tax rate of 25.82% as of 2022 for the Group.

The 2021 Finance Law passed at the end of December 2020 confirms the trajectory initially planned, i.e. a rate of 28.41% in 2021 and a rate of 25.82% from 2022.

Developments in tax disputes and audits in France

Tax audits

Orange SA was subject to a tax audit covering fiscal years 2015 to 2016. An amending proposal was issued covering the calculation of trademark fees paid by Orange SA to the British company Orange Brand Services Ltd and deducted from its taxable income. The administration questions the inclusion of revenue from the roaming contract with Free and revenue from the fixed PSTN business. This rectification request is contested by Orange SA, which has requested the opening of out-of-court proceedings and arbitration between the French and British tax authorities. The additional tax charge would effectively result in double taxation that would fail to comply with the provisions of the Franco-British tax agreement and the European arbitration agreement.

Orange SA is currently subject to a tax audit covering fiscal years 2017 to 2018.

Disputes in progress concerning fiscal years 2000-2006

In the context of the absorption of Cogecom by Orange SA and pursuant to an adverse ruling by the Court of Montreuil on July 4, 2013 which triggered the payment of the amounts claimed by the Tax authority, Orange SA had to pay in 2013 the remaining balance on principal and late payment interest claimed for a total amount of 2.1 billion euros.

Over the last few years, the main developments in terms of legal proceedings brought before the Versailles Administrative Court of Appeal were the following:

−    concerning fiscal years 2000-2004:

-     in a ruling given on July 24, 2018, the Administrative Court of Appeal of Versailles upheld the request from Orange. As the Tax administration did not appeal in cassation, this litigation is now closed. The accounting consequences were taken into account in the 2018 consolidated financial statements with no material impact;

−    concerning fiscal years 2005-2006:

-     in a ruling of February 18, 2016, the Administrative Court of Appeal of Versailles upheld the judgment of July 4, 2013, despite the contrary conclusions of the appointed Rapporteur. The Group then appealed to the Conseil d’État on April 18, 2016 to rule on the substance of the case,

-     in a ruling dated December 5, 2016, the Conseil d’État annulled the February 18, 2016 ruling by the Administrative Court of Appeal of Versailles and remanded the dispute to the same Court, on the grounds argued by the Group, i.e., the principle of intangibility of the opening balance sheet of the earliest fiscal year still subject to audit,

-     in a ruling dated July 24, 2018, the Administrative Court of Appeal of Versailles made an adverse decision against Orange, despite the contrary conclusions of the appointed Rapporteur. The Group appealed in cassation to the Conseil d’État which was to render the final decision,

-     in a ruling dated November 13, 2020, the Conseil d’État handed down a decision favorable to Orange SA on this tax dispute. This decision closes the procedure definitively. The accounting consequences are current tax income recognized in the 2020 financial statements for a total amount of 2,246 million euros (including 646 million euros of interests).

Spanish tax group

Current tax expense

The corporate tax rate applicable is 25% and the current income tax expense mainly represents the obligation to pay a minimum level of tax calculated on the basis of 75% of taxable income due to the 25% restriction on the utilization of tax loss carry forwards.

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Deferred tax expense

In 2020, a deferred tax expense of (102) million euros was recognized to reflect the negative impact on the recoverable amount of deferred taxes of updated business plans projections (see Note 8).

In 2019, a deferred tax expense of (42) million euros was recognized to reflect evolution of future perspectives for the recoverability of the deferred tax assets.

In 2018, a deferred tax expense of (86) million euros was recognized in order to reflect the negative effect on the recoverable value of deferred tax assets of a strong competitive pressure.

Africa & Middle East

The main contributors to the income tax expense are Côte d’Ivoire, Mali, Senegal and Guinea:

−    in Côte d’Ivoire, the corporate tax rate is 30% and the current tax expense stands at (77) million euros;

−    in Mali, the corporate tax rate is 30% and the current tax expense stands at (62) million euros;

−    in Senegal, the corporate tax rate is 30% and the current tax expense stands at (54) million euros;

−    in Guinea, the corporate tax rate is 35% and the current tax expense stands at (47) million euros.

United Kingdom

Current tax expense

The current income tax expense primarily reflects the taxation of activities related to Orange’s brand activities. The corporate tax rate has been 19% since April 1, 2017.

Deferred tax expense

In 2020, the deferred tax expense includes an increase of (63) million euros in deferred tax liabilities recognized in the United Kingdom on the Orange brand. The British government canceled the tax reduction from 19% to 17% in 2020, provided for by the 2016 Finance Act, thus maintaining the rate at 19%. The deferred tax liabilities on the brand are now recorded at a 19% tax rate.

Group tax proof

(in millions of euros)	Note	2020	2019	2018
Profit before tax		4,207	4,669	3,467
Statutory tax rate in France		32.02%	34.43%	34.43%
Theoretical income tax		(1,347)	(1,608)	(1,194)
Reconciling items:
Impairment of goodwill (1)	8.1	-	(19)	(19)
Impairment of BT shares	13.7	-	(34)	(30)
Share of profits (losses) of associates and joint ventures		(1)	3	1
Adjustment of prior-year taxes		1	10	23
Recognition/(derecognition) of deferred tax assets		(98)	(36)	(151)
Difference in tax rates (2)		157	192	189
Change in applicable tax rates (3)		(92)	43	(84)
Tax income related to the 2005-2006 tax dispute (4)		2,246	-	-
Other reconciling items		(18)	2	(44)
Effective income tax		848	(1,447)	(1,309)
Effective tax rate		(20.17) %	30.99%	37.75%

(1)   Reconciliation item calculated based on the tax rate applicable to the parent company of the Group. The difference between the tax rate of the parent company and the local tax rate of subsidiaries is presented below in "Difference in tax rates".

(2)   The Group is present in jurisdictions in which tax rates are different from the French tax rate. This mainly includes the United Kingdom (tax rate of 19%) and Spain (tax rate of 25%).

(3)   Takes into account the remeasurement of the deferred tax due to change of tax rate in tax legislation, as well as the impact of the booking over the period of deferred tax at tax rates that differ from the rate applicable in the current fiscal year.

(4)   Relates to the tax income of 2,246 million euros (including interests) recognized in 2020 following the favorable decision handed down on November 13, 2020 by the Conseil d’État on the tax dispute in respect of fiscal years 2005-2006. The impact of this tax income on the effective tax rate is (53.3) basis points. Excluding this item, the Group effective tax rate would be 33.2%.

11.2.2       Income tax on other comprehensive income

	2020		2019		2018
(in millions of euros)	Gross amount	Deferred tax	Gross amount	Deferred tax	Gross amount	Deferred tax
Actuarial gains and losses on post-employment benefits	(31)	6	(109)	30	45	(6)
Assets at fair value	94	-	(16)	-	(30)	-
Cash flow hedges	22	(10)	144	(47)	(67)	18
Translation adjustment	(414)	-	78	-	(7)	-
Other comprehensive income of associates and joint ventures	-	-	-	-	-	-
Total presented in other comprehensive income	(328)	(4)	97	(17)	(59)	12

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11.2.3       Tax position in the statement of financial position

(in millions of euros)	December 31, 2020			December 31, 2019			December 31, 2018
	Assets	Liabilities	Net	Assets	Liabilities	Net	Assets	Liabilities	Net
Orange SA tax group
- Current tax	-	359	(359)	-	385	(385)	-	438	(438)
- Deferred tax (1)	384	-	384	633	-	633	977	-	977
Spanish tax group
- Current tax	12	-	12	-	32	(32)	-	4	(4)
- Deferred tax (2)	-	95	(95)	11	-	11	50	-	50
Africa & Middle East
- Current tax	45	228	(183)	43	212	(168)	32	182	(150)
- Deferred tax	103	55	48	92	55	37	84	42	42
United Kingdom
- Current tax	-	4	(4)	-	30	(30)	-	34	(34)
- Deferred tax (3)	-	600	(600)	1	539	(538)	-	531	(531)
Other subsidiaries
- Current tax	70	82	(12)	76	90	(14)	87	97	(10)
- Deferred tax	244	105	139	255	108	147	255	58	197
Total
- Current tax	128	673	(545)	120	748	(629)	119	755	(636)
- Deferred tax	731	855	(124)	992	703	289	1,366	631	735

(1)   Mainly includes deferred tax assets on employee benefits.

(2)   The recognized deferred tax assets are offset by the deferred tax liabilities on the goodwill which is tax deductible.

(3)   Mainly deferred tax liabilities on the Orange brand.

Change in net current tax

(in millions of euros)	2020	2019	2018
Net current tax assets/(liabilities) in the opening balance	(629)	(636)	(464)
Cash tax payments(1)	(1,160)	1,079	928
Change in income statement (2)	1,245	(1,093)	(1,116)
Change in other comprehensive income	-	-	-
Change in retained earnings(3)	(2)	48	0
Changes in the scope of consolidation	(0)	(1)	19
Translation adjustment	4	(1)	(3)
Reclassification and other items	(4)	(24)	-
Net current tax assets/(liabilities) in the closing balance	(545)	(629)	(636)

(1)   Includes in 2020 the reimbursement of 2,246 million euros in respect of the tax dispute for 2005-2006.

(2)   Includes a tax income of 2,246 million euros in 2020 in respect of the tax dispute for 2005-2006.

(3)   Mainly corresponds to the tax effect relating to the remeasurement of the portion of subordinated notes denominated in foreign currency and the tax effects of transaction costs and premium paid related to the refinancing of subordinated notes.

Change in net deferred tax

(in millions of euros)	2020	2019	2018
Net deferred tax assets/(liabilities) in the opening balance	289	735	931
Change in income statement	(396)	(354)	(197)
Change in other comprehensive income	(4)	(17)	12
Change in retained earnings	-	4	-
Change in the scope of consolidation	(2)	(76)	(10)
Translation adjustment	(10)	0	(7)
Reclassification and other items	(2)	(3)	6
Net deferred tax assets/(liabilities) in the closing balance	(124)	289	735

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Deferred tax assets and liabilities by type

(in millions of euros)	December 31, 2020			December 31, 2019(1)			December 31, 2018
	Assets	Liabilities	Income statement	Assets	Liabilities	Income statement	Assets	Liabilities	Income statement
Provisions for employee benefit obligations	556	-	(154)	704	-	(169)	833	-	(25)
Fixed assets	552	1,275	(111)	614	1,216	(68)	721	1,123	(26)
Tax losses carryforward	3,887	-	8	3,895	-	8	3,914	-	(105)
Other temporary differences	2,690	2,821	(71)	2,812	2,858	(83)	1,245	1,146	(42)
Deferred tax	7,685	4,096	(327)	8,025	4,074	(312)	6,713	2,269	(198)
Depreciation of deferred tax assets	(3,714)	-	(69)	(3,661)	-	(41)	(3,709)	-	1
Netting	(3,241)	(3,241)	-	(3,372)	(3,372)	-	(1,638)	(1,638)	-
Total	731	855	(396)	992	703	(354)	1,366	631	(197)

(1)   2019 figures have been restated of the IFRS IC decision on lease term (see Note 2.3.1).

At December 31, 2020, the tax loss carryforwards mainly related to Spain and Belgium, the stock of tax loss carryforwards in France having been used up by 2018.

At December 31, 2020, the unrecognized deferred tax assets mainly related to Spain for 2.1 billion euros and Belgium (Belgian subsidiaries other than Orange Belgium) for 0.8 billion euros, and mostly included tax losses that can be carried forward indefinitely. In Spain, tax losses carryforwards for which a deferred tax asset has been recognized are expected to be fully utilized by 2025, unless affected by changes in tax rules and changes in business projections. The deferred tax assets recognized for Spain amounted to 0.5 billion euros at December 31, 2020.

Most of the other tax losses carryforwards for which no deferred tax assets have been recognized will expire beyond 2025.

Accounting policies

Current income tax and deferred tax are measured by the Group at the amount expected to be paid or recovered from the tax authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates the tax assets and liabilities recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

Deferred taxes are recognized for all temporary differences between the carrying values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, interests in joint ventures and associates, except to the extent that both of the following conditions are satisfied:

−    the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

−    it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by the Group.

Deferred tax assets and liabilities are not discounted.

At each period end, the Group reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax losses carryforwards. The recoverability of the deferred tax assets is assessed in the light of the business plans used for impairment testing. This plan may be adjusted for any tax specificities.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

−    entities cannot assess the probability of the tax loss carryforwards being set off against future taxable profits, due to the horizon for forecasts based on business plans used for impairment testing and uncertainties as to the economic environment;

−    entities have not yet begun to use the tax loss carryforwards;

−    entities do not expect to use the losses within the timeframe allowed by tax regulations;

−    it is estimated that tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

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Note 12    Interests in associates and joint ventures

The table below shows the value of the main interests in associates and joint ventures:

(in millions of euros)
Company	Main activity	Main co-shareholders		2020	2019	2018
Entities jointly controlled
Mauritius Telecom	Telecommunications operator in Mauritius	Mauritius government (33%)	40%	70	83	81
Other				10	5	2
Entities under significant influence
Odyssey Music Group (Deezer)	Streaming platform	AI European Holdings SARL (45%)	11%	5	7	13
IRISnet	Telecommunications operator in Belgium	MRBC (53%)	15%	5	5	4
Other				8	3	4
Total				98	103	104

The change in interests in associates and joint ventures is as follows:

(in millions of euros)	2020	2019	2018
Interests in associates - in the opening balance	103	104	77
Dividends	(4)	(2)	(3)
Share of profits (losses)	(2)	8	3
Impairment	(0)	(0)	-
Change in components of other comprehensive income	-	-	-
Changes in the scope of consolidation	0	2	(1)
Translation adjustment	(12)	(4)	5
Reclassifications and other items	13	(5)	23
Interests in associates - in the closing balance	98	103	104

The unrecognized contractual commitments entered into by the Group relating to the interests in associates and joint ventures are described in Note 15.

The operations performed between the Group and the interests in associates and joint ventures are reflected as follow in Orange’s consolidated financial statements:

(in millions of euros)	December 31, 2020	December 31, 2019	December 31, 2018
Assets
Non-current financial assets	9	-	(0)
Trade receivables	39	37	31
Current financial assets	5	2	(1)
Other current assets	-	1	-
Liabilities
Current financial liabilities	0	-	7
Trade payables	5	10	9
Other current liabilities	0	0	0
Customer contract liabilities	3	0	0
Income statement
Revenue	14	10	13
External purchases and other operating expenses	(29)	(10)	(66)
Other operating income	8	7	8
Finance costs, net	0	1	-

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Accounting policies

The carrying amount accounted for under the equity method corresponds to the initial acquisition cost increased by the share of profit or loss in the period. If an associate incurs losses and the carrying amount of the investment is reduced to zero, the Group ceases to recognize the additional share of losses since it has no commitment beyond its investment.

An impairment test is performed at least annually and when there is objective evidence of impairment, for instance a decrease in the quoted price when the investee is listed, significant financial difficulty of the entity, observable data indicating that there is a measurable decrease in the estimated future cash flows, or information about significant changes having an adverse effect on the entity.

An impairment loss is recorded when the recoverable amount is lower than the carrying amount, the recoverable amount being the higher of the value in use and the fair value less costs to sell. The unit of account is the whole investment. Any impairment is recognized as "Share of profits (losses) of associates and joint ventures". Impairment losses shall be reversed once the recoverable amount exceeds the carrying amount.

Note 13    Financial assets, liabilities and financial results (telecom activities)

13.1      Financial assets and liabilities of telecom activities

In order to improve the readability of financial statements and to be able to distinguish the performance of telecom activities from the performance of the mobile financial services activities, the notes related to financial assets and liabilities as well as financial income or expenses are split to respect these two business areas.

Note 13 presents the financial assets, liabilities and related gains and losses specific to telecom activities and Note 17 concerns the activities of Mobile Financial Services with regard to its assets and liabilities, with net financial income being not material.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and mobile financial services activities are not eliminated) with the consolidated statement of financial position as of December 31, 2020.

(in millions of euros)	Orange consolidated financial statements	o/w telecom activities	Note	o/w Mobile Financial Services	Note	o/w eliminations telecom activities/mobile financial services
Non-current financial assets related to Mobile Financial Services activities	1,210	-		1,210	17.1.1	-
Non-current financial assets	1,516	1,544	13.7	-		(27) (1)
Non-current derivatives assets	132	132	13.8	-	17.1.3	-
Current financial assets related to Mobile Financial Services activities	2,075	-		2,077	17.1.1	(2)
Current financial assets	3,259	3,259	13.7	-		-
Current derivatives assets	162	162	13.8	-	17.1.3	-
Cash and cash equivalents	8,145	7,891	14.3	254		-
Non-current financial liabilities related to Mobile Financial Services activities	-	-		27	17.1.2	(27) (1)
Non-current financial liabilities	30,089	30,089	13.3	-		-
Non-current derivatives liabilities	844	769	13.8	75	17.1.3	-
Current financial liabilities related to Mobile Financial Services activities	3,128	-		3,128	17.1.2	-
Current financial liabilities	5,170	5,172	13.3	-		(2)
Current derivatives liabilities	35	35	13.8	-	17.1.3	-

(1)   Loan granted by Orange SA to Orange Bank.

13.2      Profits and losses related to financial assets and liabilities

The cost of net financial debt consists of gains and losses related to the components of net financial debt (described in Note 13.3) during the period.

Foreign exchange gains and losses related to the components of net financial debt correspond mainly to the revaluation in euros of bonds denominated in foreign currencies (Note 13.5) as well as to the symmetrical revaluation of associated hedges.

The net foreign exchange financial loss mostly reflects the effect of revaluation of the economic hedges of foreign exchange risk on notional amounts of subordinated notes denominated in pounds sterling and recognized in equity at their historical value (see Note 15.4).

Other financial expenses mainly comprise interest on lease liabilities in the amount of (120) million euros in 2020 and (129) million euros in 2019 (see Note 10.2) and the impact of the Group’s investment in BT shares for (119) million euros corresponding to the impairment loss, net of the foreign exchange hedge and of the income related to BT dividends in 2019 compared to (51) million euros in 2018 (see Note 13.7).

Finally, other comprehensive income includes the revaluation of financial assets at fair value through other comprehensive income (Note 13.7) and cash flow hedges (Note 13.8.2).

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Other gains and losses related to financial assets and liabilities are recognized in the operating income (foreign exchange gains and losses on trade receivables, trade payables and the associated derivative hedges) for 16 million euros in 2020, versus (7) million euros in 2019 and 3 million euros in 2018.

(in millions of euros)	Finance costs, net						Other comprehensive income
	Cost of gross financial debt (1)	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses (2)	Finance costs, net	Reserves
2020
Financial assets	-	(1)	(1)	(151)	39		94
Financial liabilities	(1,152)	-	(1,152)	623	(0)		-
Lease liabilities	-	-	-	-	(120)		-
Derivatives	52	-	52	(576)	0		22
Discounting expense	-	-	-	-	(29)		-
Total	(1,100)	(1)	(1,102)	(103)	(110)	(1,314)	116
2019 (3)
Financial assets	-	5	5	31	(65)		(25)
Financial liabilities	(1,255)	-	(1,255)	(351)	-		-
Lease liabilities	-	-	-	-	(129)		-
Derivatives	146	-	146	397	-		144
Discounting expense	-	-	-	-	(39)		-
Total	(1,109)	5	(1,104)	76	(233)	(1,261)	119
2018
Financial assets	-	9	9	(17)	16		(22)
Financial liabilities	(1,395)	-	(1,395)	(353)	-		-
Derivatives	54	-	54	366	-		(67)
Discounting expense	-	-	-	-	(42)		-
Total	(1,341)	9	(1,332)	(4)	(26)	(1,362)	(89)

(1)   Include interests on debt relating to financed assets for (1) million euros in 2020 and 2019.

(2)   Include interest on lease liabilities for (120) million euros in 2020 and (129) million euros in 2019 and effects related to the investment in BT for (119) million euros in 2019, and (51) million euros in 2018.

(3)   2019 figures have been restated of the IFRS IC decision on lease term (see Note 2.3.1).

13.3      Net financial debt

As a reminder, since January 1, 2019, the definition of the net financial debt excludes the lease liabilities included in the scope of IFRS 16 (see Note 10.2) and includes the debts relating to financed assets.

Net financial debt is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly entitled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of all the Group’s assets and liabilities.

Net financial debt as defined and used by Orange does not include mobile financial services activities for which the concept is not relevant.

It consists of (a) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), less (b) cash collateral paid, cash, cash equivalents and financial assets at fair value.

Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge in particular items that are not included therein, such as future cash flows. As a consequence, the portion of these unmatured hedging instruments recorded in other comprehensive income is added to the gross financial debt to offset this temporary difference.

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(in millions of euros)	Note	December 31, 2020	December 31, 2019	December 31, 2018
TDIRA	13.4	636	822	822
Bonds	13.5	29,848	30,893	27,070
Bank loans and from development organizations and multilateral lending institutions	13.6	3,671	4,013	3,664
Debt relating to financed assets		295	125	-
Finance lease liabilities		-	-	584
Cash collateral received	14.5	31	261	82
NEU Commercial Paper (1)		555	158	1,116
Bank overdrafts		154	203	318
Other financial liabilities		70	602 (2)	363
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt		35,260	37,076	34,019
Current and non-current Derivatives (liabilities)	13.8	804	436	845
Current and non-current Derivatives (assets)	13.8	(294)	(573)	(385)
Other comprehensive income components related to unmatured hedging instruments	13.8	(541)	(542)	(721)
Gross financial debt after derivatives (a)		35,229	36,397	33,758
Cash collateral paid (3)	14.5	(642)	(123)	(553)
Investments at fair value (4)	14.3	(3,206)	(4,696)	(2,683)
Cash equivalents	14.3	(5,140)	(3,651)	(2,523)
Cash		(2,751)	(2,462)	(2,558)
Assets included in the calculation of net financial debt (b)		(11,740)	(10,931)	(8,317)
Net financial debt (a) + (b)		23,489	25,466	25,441

(1)   Negotiable European Commercial Paper (formerly called "commercial paper").

(2)   As of December 31, 2019, included 500 million euros of subordinated notes reclassified as a short term liability and redeemed on February 7, 2020 (first call date).

(3)   Only cash collateral paid, included in non-current financial assets of the consolidated statement of financial position, are deducted from gross financial debt.

(4)   Only investments at fair value, included in current financial assets of the consolidated statement of financial position, are deducted from gross financial debt (Note 14.3).

Net financial debt is mostly carried by Orange S.A. in the amount of 22,843 million euros, representing over 97% of the Group’s net financial debt.

Debt maturity schedules are presented in Note 14.3.

Changes in financial assets or financial liabilities whose cash flows are disclosed in financing activities in the cash flow statement are the following (see Note 1.8):

(in millions of euros)	December 31, 2019	Cash flows	Other changes with no impact on cash flows			December 31, 2020
			Changes in the scope of consolidation	Foreign exchange movement	Other
TDIRA	822	(185)	-	-	(1)	636
Bonds	30,893	(389)	-	(624)	(31) (1)	29,848
Bank loans and from development organizations and multilateral lending institutions	4,013	(322)	-	(25)	5	3,671
Debt relating to financed assets	125	(60)	-	-	231	295
Cash collateral received	261	(230)	-	-	(0)	31
NEU Commercial Paper	158	397	-	-	(0)	555
Bank overdrafts	203	(37)	(0)	(12)	-	154
Other financial liabilities	602	(484)	-	(2)	(46)	70
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	37,076	(1,311)	(0)	(663)	157	35,260
Net derivatives	(138)	37	-	641	(29)	510
Cash collateral paid	(123)	(519)	-	0	-	(642)
Cash flows from financing activities		(1,793)

(1)   Mainly corresponding to changes in accrued interests not yet due.

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(in millions of euros)	December 31, 2018	Cash flows	Other changes with no impact on cash flows			December 31, 2019
			Changes in the scope of consolidation	Foreign exchange movement	Other
TDIRA	822	-	-	-	-	822
Bonds	27,070	3,391	148	346	(63)(1)	30,893
Bank loans and from development organizations and multilateral lending institutions	3,664	335	(30)	36	8	4,013
Finance lease liabilities	584	-	-	-	(584)	-
Debt relating to financed assets	-	(17)	-	-	143	125
Cash collateral received	82	179	-	-	(0)	261
NEU Commercial Paper	1,116	(958)	-	-	(1)	158
Bank overdrafts	318	(123)	(4)	5	7	203
Other financial liabilities	363	(10)	9	10	229	602
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	34,019	2,797	123	398	(261)	37,076
Net derivatives	460	26	(2)	(376)	(246)	(138)
Cash collateral paid	(555)	430	-	(0)	-	(123)
Cash flows from financing activities		3,253

(1)   Mainly corresponding to changes in accrued interests not yet due.

(in millions of euros)	December 31, 2017	Cash flows	Other changes with no impact on cash flows			December 31, 2018
			Changes in the scope of consolidation	Foreign exchange movement	Other
TDIRA	1,234	(443)	-	-	31	822
Bonds	25,703	1,136	5	321	(95) (1)	27,070
Bank loans and from development organizations and multilateral lending institutions	2,961	613	14	20	56	3,664
Finance lease liabilities	571	(123)	2	(1)	135	584
Cash collateral received	21	61	-	-	-	82
NEU Commercial Paper	1,358	(243)	-	(0)	1	1,116
Bank overdrafts	193	82	38	5	-	318
Other financial liabilities	434	(153)	135	8	(61)	363
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	32,475	930	194	353	67	34,019
Net derivatives	729	8	-	(339)	62	460
Cash collateral paid	(695)	140	-	-	-	(555)
Cash flows from financing activities		1,078

(1)   Mainly corresponding to changes in accrued interests not yet due.

Net financial debt by currency

The net financial debt by currency is presented in the table below, after foreign exchange effects of hedging derivatives (excluding instruments set up to hedge operational items).

(equivalent value in millions of euros at year-end closing rate)	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other	Total
Gross financial debt after derivatives	24,822	4,342	3,331	35	201	139	485	1,875	35,229
Financial assets included in the calculation of net financial debt	(10,558)	(104)	(113)	(83)	(27)	(42)	(43)	(770)	(11,740)
Net debt by currency before effect of foreign exchange derivatives (1)	14,263	4,238	3,218	(49)	174	97	442	1,105	23,489
Effect of foreign exchange derivatives	7,858	(4,281)	(4,364)	1,289	-	-	-	(502)	-
Net financial debt by currency after effect of foreign exchange derivatives	22,121	(43)	(1,146)	1,240	174	97	442	603	23,489

(1)   Including the market value of derivatives in local currency.

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Accounting policies

Cash and cash equivalents

The Group classifies investments as cash equivalent in the statement of financial position and statement of cash flows when they comply with the conditions of IAS 7 (see cash management detailed in Notes 14.3 and 14.5):

−    held in order to face short-term cash commitments; and

−    short term and highly liquid assets at acquisition date, readily convertible into known amount of cash and not exposed to any material risk of change in value.

Bonds, bank loans and loans from multilateral lending institutions

Among financial liabilities, only commitments to redeem non-controlling interests are recognized at fair value in profit or loss.

Borrowings are recognized upon origination at the discounted value of the sums to be paid and subsequently measured at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. The costs are subsequently amortized over the life of the debt, using the effective interest rate method.

Some financial liabilities at amortized cost, mainly borrowings, are subject to hedging. This relates mostly to borrowings hedged against the exposure of their future cash flows to foreign exchange risk (cash flow hedge).

13.4      TDIRA

The perpetual bonds redeemable for shares ("TDIRAs") with a par value of 14,100 euros are listed on Euronext Paris. Their issuance was described in a securities note approved by the Commission des Opérations de Bourse (French Securities Regulator, renamed Autorité des marchés financiers (French Financial Markets Authority)) on February 24, 2003. As of December 31, 2020, taking into account redemptions made since their issuance, 44,880 TDIRAs remain outstanding for a total par value of 633 million euros.

The TDIRAs are redeemable in new Orange SA shares, at any time at the holders’ request or, under certain conditions as described in the appropriate prospectus, at Orange SA’s initiative based on a ratio of 590.600 shares to one TDIRA (i.e., conversion price of 23.874 euros), as the initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights, and may be further adjusted under the terms and conditions set out in the information memorandum.

Since January 1, 2010, the interest rate on the TDIRAs has been the three-month Euribor +2.5%.

The TDIRA are subject to split accounting between equity and liabilities. For the securities outstanding on December 31, 2020, the "equity" component before deferred tax stood at 152 million euros.

(in millions of euros)	December 31, 2020	December 31, 2019	December 31, 2018
Number of securities	44,880	57,981	57,981
Equity component before deferred taxes	152	196	196
Debt component	636	822	822
o/w accrued interests not yet due	3	4	4
Paid interest	14	18	27

Accounting policies

Some Group financial instruments include both a liability component and an equity component. This relates to perpetual bonds redeemable for shares (TDIRA). On initial recognition, the liability component is measured at its market value, corresponding to the value of the contractually determined future cash flows discounted at the market rate applied at the date of issue to comparable instruments providing substantially the same conditions, but without the option to convert or redeem in shares. This liability component is subsequently recognized at amortized cost.

The carrying amount of the equity component is determined at inception by deducting the fair value of the financial liability from the notional value of the instrument. This does not change throughout the life of the instrument.

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13.5      Bonds

In 2020, the Group carried out the following bond issues:

Notional currency	Initial nominal amount (in millions of currency)	Maturity	Interest rate (%)	Issuer	Type of operations	Amounts (in millions of euros)
EUR	750	July 7, 2027	1.250	Orange SA	Issuance	750
XOF	100,000	July 15, 2027	6.500	Sonatel	Issuance	152
EUR	500	September 16, 2029	0.125	Orange SA	Sustainable bond	500
EUR	750	April 7, 2032	1.625	Orange SA	Issuance	750
Total of issuances						2,152
EUR	25	February 10, 2020	4.200	Orange SA	Repayment at maturity	(25)
EUR	25	February 10, 2020	10Y CMS + 0.80	Orange SA	Repayment at maturity	(25)
EUR	1,000	April 9, 2020	3.875	Orange SA	Repayment at maturity	(1,000)
GBP	450	November 10, 2020	7.250	Orange SA	Repayment at maturity	(267) (1)
EUR	650	January 15, 2022	0.500	Orange SA	Partial repayment	(35)
EUR	150	February 6, 2023	EUR 3M + 5.5	SecureLink	Early repayment	(150)
EUR	1,000	June 15, 2022	3.000	Orange SA	Early repayment	(1,000)
MAD	1,090	December 18, 2025	3.970	Médi Telecom	Regular annual basis repayment	(9)
MAD	720	December 18, 2025	1Y BDT + 1.00	Médi Telecom	Regular annual basis repayment	(14)
MAD	1,002	December 10, 2026	3.400	Médi Telecom	Regular annual basis repayment	(13)
MAD	788	December 10, 2026	1Y BDT + 0.85	Médi Telecom	Regular annual basis repayment	(10)
Total of repayments						(2,548)

(1)   On November 10, 2020, the Group redeemed the residual amount 238 million pounds sterling (267 million euros) on an original nominal amount of 450 million pounds sterling.

Unmatured bonds at December 31, 2020, presented below, were all issued by Orange SA, with the exception of two obligations (each with a fixed-rate tranche and a variable-rate tranche) denominated in Moroccan dirhams held by Médi Telecom, and one in CFA francs issued by Sonatel.

With the exception of the commitments made by Médi Telecom, which are redeemable on a regular annual basis, as of December 31, 2020, the bonds issued by the Group were redeemable at maturity. No specific guarantee had been given in relation to their issuance. Some bonds may be redeemed in advance, at the request of the issuer.

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Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Interest rate (%)	Outstanding amount (in millions of euros)
				December 31, 2020	December 31, 2019	December 31, 2018
Bonds matured before December 31, 2020				-	2,479	6,715
EUR	1,250	January 14, 2021	3.875	1,250	1,250	1,250
GBP (1)	517	June 27, 2021	0.375	575	608	578
USD	1,000	September 14, 2021	4.125	815	890	873
EUR	255	October 13, 2021	10Y CMS + 0.69	255	255	255
EUR	272	December 21, 2021	10Y TEC + 0.50	272	272	272
EUR	650	January 15, 2022	0.500	615	650	-
EUR	500	September 16, 2022	3.375	500	500	500
EUR	500	March 1, 2023	2.500	500	500	500
EUR	750	September 11, 2023	0.750	750	750	750
HKD	700	October 6, 2023	3.230	74	80	78
HKD	410	December 22, 2023	3.550	43	47	46
EUR	650	January 9, 2024	3.125	650	650	650
EUR	1,250	July 15, 2024	1.125	1,250	1,250	-
EUR	750	May 12, 2025	1.000	750	750	750
EUR	800	September 12, 2025	1.000	800	800	800
NOK	500	September 17, 2025	3.350	48	51	50
CHF	400	November 24, 2025	0.200	370	369	-
GBP	350	December 5, 2025	5.250	292	308	293
MAD (2)	1,090	December 18, 2025	3.97	72	87	100
MAD (2)	720	December 18, 2025	1Y BDT + 1.00	47	57	66
EUR	750	September 4, 2026	0.000	750	750	-
EUR	75	November 30, 2026	4.125	75	75	75
MAD (2)	1,002	December 10, 2026	3.4	79	93	-
MAD (2)	788	December 10, 2026	1Y BDT + 0.85	62	73	-
EUR	750	February 3, 2027	0.875	750	750	750
EUR	750	July 7, 2027	1.250	750	-	-
XOF	100,000	July 15, 2027	6.500	152	-	-
EUR	500	September 9, 2027	1.500	500	500	500
EUR	1,000	March 20, 2028	1.375	1,000	1,000	1,000
EUR	50	April 11, 2028	3.220	50	50	50
NOK	800	July 24, 2028	2.955	76	81	80
GBP	500	November 20, 2028	8.125	556	588	559
EUR	1,250	January 15, 2029	2.000	1,250	1,250	-
EUR	150	April 11, 2029	3.300	150	150	150
CHF	100	June 22, 2029	0.625	93	92	-
EUR	500	September 16, 2029	0.125	500	-	-
EUR	1,000	January 16, 2030	1.375	1,000	1,000	1,000
EUR	1,200	September 12, 2030	1.875	1,200	1,200	1,200
EUR	105	September 17, 2030	2.600	105	105	105

(1)   Exchangeable bonds in BT shares (see below).

(2)   Bonds issued by Médi Telecom. Bonds bearing 1Y BDT rate corresponds to 52 weeks Moroccan treasury bonds rate (recalculated once a year).

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Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Interest rate (%)	Outstanding amount (in millions of euros)
				December 31, 2020	December 31, 2019	December 31, 2018
EUR	100	November 6, 2030	0.091 (3)	100	100	100
USD	2,500	March 1, 2031	9.000 (4)	2,006	2,191	2,150
EUR	300	May 29, 2031	1.342	300	300	-
EUR	50	December 5, 2031	4.300 (zero coupon)	72	69	67
EUR	50	December 8, 2031	4.350 (zero coupon)	73	70	67
EUR	50	January 5, 2032	4.450 (zero coupon)	71	68	65
GBP	750	January 15, 2032	3.250	834	882	-
EUR	750	April 7, 2032	1.625	750	-	-
EUR	1,000	September 4, 2032	0.500	1,000	1,000	-
EUR	1,500	January 28, 2033	8.125	1,500	1,500	1,500
EUR	55	September 30, 2033	3.750	55	55	55
GBP	500	January 23, 2034	5.625	556	588	559
HKD	939	June 12, 2034	3.070	99	107	-
EUR	300	July 11, 2034	1.200	300	300	-
EUR	50	April 16, 2038	3.500	50	50	50
USD	900	January 13, 2042	5.375	733	801	786
USD	850	February 6, 2044	5.500	693	757	742
EUR	750	September 4, 2049	1.375	750	750	-
GBP	500	November 22, 2050	5.375	556	588	559
Outstanding amount of bonds				29,524	30,537	26,695
Accrued interest				487	532	527
Amortized cost				(163)	(176)	(152)
Total				29,848	30,893	27,070

(3)   Bond bearing interests at a fixed rate of 2% until 2017 and then at CMS 10 years x 166% (-0.45% until November 2021), but the variable rate is floored at 0% and capped at 4% until 2023 and at 5% beyond.

(4)   Bond with a Step-up clause (clause that triggers a change in interest payments of Orange’s credit rating from the rating agencies changes, see Note 14.3).

As a reminder, in June 2017, the Group issued bonds exchangeable for BT securities for a notional amount of 517 million pounds sterling (i.e. 585 million euros at the ECB daily reference rate) bearing a coupon of 0.375% and having as underlying 133 million BT shares. The Bonds mature in June 2021 and have been redeemable on demand by investors since August 7, 2017, in cash, BT securities or a combination of the two, at Orange’s choice. Under IFRS, this operation was split between a financial liability at amortized cost and a derivative instrument (sale of call option) revalued at fair value through profit or loss. In the first half of 2019, Orange purchased call options with the same characteristics as the sale of call options included in the bonds exchangeable for BT securities. The purchase of calls offsets the sale of the initial call options, so the Group is no longer exposed to any change in value of BT securities linked to the bonds exchangeable for BT shares.

13.6      Loans from development organizations and multilateral lending institutions

(in millions of euros)	December 31, 2020	December 31, 2019	December 31, 2018
Sonatel	292	380	343
Orange Mali	227	203	200
Médi Telecom	220	282	335
Orange Côte d’Ivoire	172	237	225
Orange Egypt	163	213	210
Orange Cameroon	111	82	105
Orange Jordanie	61	77	31
Orange Burkina Faso	56	46	-
Other	81	104	127
Bank loans	1,384	1,625	1,574
Orange SA(1)	2,288	2,356	2,023
Orange Espagne	-	33	67
Loans from development organizations and multilateral lending institutions(2)	2,288	2,389	2,090
Total	3,671	4,013	3,664

(1)   In 2020, Orange SA has redeemed at maturity a loan of 400 million euros and has negotiated with the European Investment Bank a new loan of 350 million euros (maturity in 2027). In 2019, Orange SA negotiated a loan of 350 million euros (maturity in 2026) and two loans in 2018 for a total notional of 650 million euros (maturity in 2025).

(2)   Primarily the European Investment Bank.

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13.7      Financial assets

The financial assets break down as follows:

(in millions of euros)	December 31, 2020			December 31, 2019	December 31, 2018
	Non-current	Current	Total	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	431	-	431	277	254
Investments securities	431	-	431	277	254
Financial assets at fair value through profit or loss	784	3,206	3,990	4,953	4,041
Investments at fair value (1)	-	3,206	3,206	4,696	2,683
Investments securities	141	-	141	133	805
Cash collateral paid (2)	642	-	642	123	553
Financial assets at amortized cost	329	53	382	772	762
Receivables related to investments (3)	44	11	55	70	55
Other (4)	285	42	327	702	707
Total financial assets	1,544	3,259	4,803	6,001	5,057

(1)   NEUCP and bonds only (see Note 14.3).

(2)   See Note 14.5.

(3)   Including loan from Orange SA to Orange Bank for 27 million euros.

(4)   The escrowed amount of 346 million euros booked in 2018 in relation with the Digicel litigation has been fully paid in 2020 (see Note 18).

Investment securities

Investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss

(in millions of euros)	2020	2019	2018
Investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss - in the opening balance	277	254	208
Acquisitions	81	52	75
Changes in fair value	94	(25)	(22)
Sales	(20)	(2)	(7)
Other movements	(2)	(2)	-
Investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss - in the closing balance	431	277	254

Investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss included numerous shares in companies held by investment funds.

Investment securities measured at fair value through profit or loss

(in millions of euros)	2020	2019	2018
Investment securities measured at fair value through profit or loss - in the opening balance	133	805	1,005
Changes in fair value	8	17	(101)
Sale of BT shares	-	(659)	(53)
Other movements	(0)	(29)	(46)
Investment securities measured at fair value through profit or loss - in the closing balance	141	133	805

BT shares

On January 29, 2016, following the sale of EE, Orange received 4% of the share capital of BT Group Plc (BT), i.e. approximately 399 million shares for the equivalent of 2,462 million euros.

In 2017, the Orange group sold, for a net amount of 433 million euros, 133 million shares with a fair value of 570 million euros at December 31, 2016. The impact on profit or loss related to securities sold amounted to (126) million euros.

In 2018, the Orange group sold, for a net amount of 53 million euros, 18 million shares with a fair value of 55 million euros at December 31, 2017. The impact on profit or loss in 2018 related to securities sold amounted to (2) million euros.

On June 28, 2019, the Group sold its residual stake of 2.49% in the share capital of BT Group Plc, i.e. a net amount of 543 million euros. At December 31, 2018 the fair value of these securities amounted to 659 million euros. The impact on the income statement in 2019 amounted to (119) million euros.

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The impact on consolidated net finance costs of the investment in BT in 2018 and 2019 is detailed below:

(in millions of euros)	2019	2018
Impact of 2018 sale	-	(2)
Impact of 2019 sale	(119)	(93)
Dividends received	-	44
Effect in the consolidated financial net income of the investment in BT	(119)	(51)

Accounting policies

Financial assets

−    Financial assets at fair value through profit or loss (FVR)

Certain investment securities which are not consolidated or equity-accounted, and cash investments such as negotiable debt securities, deposits and mutual funds (UCITS), that are compliant with the Group’s risk management policy or investment strategy, may be designated by Orange as being recognized at fair value through profit or loss. These assets are recognized at fair value at inception and subsequently. All changes in fair value are recorded in net financial expenses.

−    Financial assets at fair value through other comprehensive income that may not be reclassified to profit or loss (FVOCI)

Investment securities which are not consolidated or equity-accounted are, subject to exceptions, recognized as assets at fair value through other comprehensive income that may not be reclassified to profit/loss. They are recognized at fair value at inception and subsequently. Temporary changes in value and gains (losses) on disposals are recorded in other comprehensive income that may not be reclassified to profit/loss.

−    Financial assets at amortized cost (AC)

This category mainly includes loans and receivables. These instruments are recognized at fair value at inception and are subsequently measured at amortized cost using the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each reporting period. An impairment loss is recognized in the income statement when impairment tests demonstrate that the financial asset carrying amount is higher than its recoverable amount. For theses financial assets, the provisioning system also covers expected losses according to IFRS 9.

13.8      Derivatives instruments

13.8.1       Market value of derivatives

(in millions of euros)	December 31, 2020	December 31, 2019	December 31, 2018
	Net	Net	Net
Hedging derivatives	(311)	324	(162)
Cash flow hedge derivatives	(311)	328	(160)
Fair value hedge derivatives	(0)	(4)	(2)
Derivatives held for trading (1)	(199)	(187)	(298)
Net derivatives(2)	(510)	138	(460)

(1)   Mainly due to the foreign exchange effects of the economic hedges against the revaluation of subordinated notes denominated in pounds sterling (equity instruments recognized at their historical value - see Note 15.4) for (210) million euros in 2020, (136) million euros in 2019 and (246) million euros in 2018.

(2)   Of which foreign exchange effects of the cross currency swaps (classified as hedging or held for trading) hedging foreign exchange risk on gross debt notional for 251 million euros in 2020, 822 million euros in 2019 and 512 million euros in 2018. The foreign exchange effects of the cross currency swaps is the difference between the notional converted at the closing rate and its notional converted at the opening rate (or at the trading day spot rate in case of new instrument).

The risks hedged by these derivative instruments are described in Note 14. These derivatives are associated with cash-collateral agreements, the effects of which are described in Note 14.5.

Accounting policies

Derivative instruments are measured at fair value in the statement of financial position and presented according to their maturity date, regardless of whether they qualify for hedge accounting under IFRS 9 (hedging instruments versus trading instruments).

Derivatives are classified as a separate line item in the statement of financial position.

Trading derivatives are non-qualified economic hedges. Changes in the value of these instruments are recognized directly in profit and loss.

Hedge accounting is applicable when:

−    at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

−    the effectiveness of the hedge is demonstrated at inception and it is expected to continue in subsequent periods: i.e. at inception and throughout its duration, the company expects changes in the fair value of the hedged element to be almost fully offset by changes in the fair value of the hedged instrument.

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There are three types of hedge accounting:

−    the fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and which could affect profit or loss. The hedged portion of these items is re-measured at fair value in the statement of financial position. Change in this fair value is booked in the income statement and offset by symmetrical changes in the fair value hedging of financial hedging instruments up to the limit of the hedge effectiveness;

−    the cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and which could affect profit or loss. As the hedged item is not recognized in the statement of financial position, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income. It is reclassified in profit or loss when the hedged item (financial asset or liability) affects the profit or loss or in the initial cost of the hedged item when it relates to the hedge of a non-financial asset acquisition cost;

−    the net investment hedge is a hedge of the exposure to changes in values attributable to exchange risk of a net investment in a foreign operation, and could affect profit or loss on the disposal of the foreign operation. The effective portion of the net investment hedge is recorded in other comprehensive income. It is reclassified in profit or loss upon the disposal of the net investment.

For transactions qualified as fair value hedges and economic hedges, the foreign exchange impact of changes in the fair value of derivatives is booked in operating income when the underlying hedged item results from operational transactions and in net finance costs when the underlying hedged item is a financial asset or liability.

Hedge accounting can be terminated when the hedged item is no longer recognized, i.e. when the Group revokes the designation of the hedging relationship or when the hedging instrument is terminated or exercised. The accounting consequences are as follows:

−    fair value hedge: at the hedge accounting termination date, the adjustment of the fair value of the liability is amortized using an effective interest rate recalculated at this date. Should the item hedged disappear, the change in fair value is recognized in the income statement;

−    cash flow hedge: amounts recorded in other comprehensive income are immediately reclassified in profit or loss when the hedged item is no longer recognized. In all other cases, amounts are reclassified in profit or loss, on a straight basis, throughout the remaining life of the original hedging relationship.

In both cases, subsequent changes in the value of the hedging instrument are recorded in profit or loss.

Concerning the effects of the Foreign Currency Basis Spread, cross currency swaps designated as cash flow hedges, the Group has chosen to designate them as costs of hedge. This option enables recognizing these effects in comprehensive income and amortizing the cost of the Basis Spread to profit/loss over the period of the hedge.

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13.8.2       Cash flow hedges

The Group’s cash flow hedges main goal is to neutralize foreign exchange risk on future cash flows (notional, coupons) or switch floating-rate debt to fixed-rate debt.

The ineffective portion of cash flow hedges recognized in net income is not significant during the periods presented. The main hedges unmatured at December 31, 2020, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest rate risk	Exchange risk	Interest rate risk
Hedging instruments	(311)	Cross currency swap	Forward FX swap Option	Interest rate swap Option
Carrying amount - asset	223	216	6	1
Carrying amount - liability	(534)	(502)	(1)	(31)
Change in cash flow hedge reserve	22	6	5	11
Gain (loss) recognized in other comprehensive income	3	(16)	8	11
Reclassification in financial result	21	22	(1)	-
Reclassification in operating income	1	-	1	-
Reclassification in initial carrying amount of hedged item	(3)	-	(3)	-
Cash flow hedge reserve	(100)	(91)	2	(11)
o/w related to unmatured hedging instruments	(541)	(532)	2	(11)
o/w related to discontinued hedges	440	440	-	0
Hedged item		Bonds and credit lines	Purchases of handsets and equipment	Bonds and Lease liabilities
Balance sheet item		Current and non-current financial liabilities	Property, plant and equipment	Lease and Financial Liabilities - current and non-current

The main hedges unmatured at December 31, 2019, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest rate risk	Exchange risk	Interest rate risk
Hedging instruments	328	Cross currency swap	Forward FX swap Option	Interest rate swap Option
Carrying amount - asset	557	554	2	1
Carrying amount - liability	(229)	(190)	(3)	(36)
Change in cash flow hedge reserve	144	148	(10)	7
Gain (loss) recognized in other comprehensive income	179	184	(12)	7
Reclassification in financial result	(38)	(36)	(1)	(1)
Reclassification in operating income	1	-	1	-
Reclassification in initial carrying amount of hedged item	2	-	2	-
Cash flow hedge reserve	(123)	(95)	(6)	(22)
o/w related to unmatured hedging instruments	(542)	(513)	(6)	(22)
o/w related to discontinued hedges	418	418	-	-
Hedged item		Bonds and credit lines	Purchases of handsets and equipment	Bonds and Lease liabilities
Balance sheet item		Current and non-current financial liabilities	Property, plant and equipment	Lease and Financial Liabilities - current and non-current

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The change in the cash flow hedge reserve in 2018 was analyzed as follows.

(in millions of euros)	Hedged risk
	Total	Exchange and interest rate risk	Exchange risk	Interest rate risk
Hedging instruments	(160)	Cross currency swap	Forward FX swap Option	Interest rate swap
Carrying amount - asset	353	351	2	-
Carrying amount - liability	(513)	(479)	(0)	(34)
Change in cash flow hedge reserve	(67)	(83)	(7)	23
Gain (loss) recognized in other comprehensive income	(53)	(45)	(15)	7
Reclassification in financial result	(22)	(38)	-	16
Reclassification in operating income	(1)	-	(1)	-
Reclassification in initial carrying amount of hedged item	9	-	9	-
Cash flow hedge reserve	(267)	(245)	3	(25)
o/w related to unmatured hedging instruments	(721)	(696)	3	(28)
o/w related to discontinued hedges	454	451	0	3
Hedged item		Bonds and credit lines	Purchases of handsets and equipment	Bonds and Finance Lease
Balance sheet item		Current and non-current financial liabilities	Property, plant and equipment	Current and non-current financial liabilities

The nominal amounts of the main cash flow hedges as of December 31, 2020 are presented below.

	Notional amounts of hedging instruments per maturity (in millions of hedged currency units)
	2021	2022	2023	2024	2025 and beyond
Orange SA
Cross currency swaps
CHF	-	-	-	-	500 (1)
GBP	517	-	-	-	2,512 (2)
HKD	-	-	1,110	-	939 (3)
NOK	-	-	-	-	1,300 (4)
USD	1,000	-	-	-	4,200 (5)
Interest rate swaps
EUR	255	-	-	-	100 (6)
FT IMMO H
Interest rate swaps
EUR	20	41	-	33	-
Orange Polska
Forwards
EUR	141	-	-	-	-

(1)   400 million Swiss francs with a maturity 2025 and 100 million Swiss francs with a maturity 2029.

(2)   262 million pounds sterling with a maturity 2025, 500 million pounds sterling with a maturity 2028, 750 million pounds sterling with a maturity 2032, 500 million pounds sterling with a maturity 2034 and 500 million pounds sterling with a maturity 2050.

(3)   939 million Hong Kong dollars with a maturity 2034.

(4)   500 million Norwegian kroners with a maturity 2025 and 800 million Norwegian kroners with a maturity 2028.

(5)   2,450 million US dollars with a maturity 2031, 900 million US dollars with a maturity 2042 and 850 million US dollars with a maturity 2044.

(6)   100 million euros with a maturity 2030.

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Note 14    Information on market risk and fair value of financial assets and liabilities (telecom activities)

The Group uses financial position or performance indicators that are not specifically defined by IFRS, such as EBITDAaL (see Note 1.9) and net financial debt (see Note 13.3).

Market risks are monitored by Orange’s Treasury and Financing Committee, which reports to the Executive Committee. The Committee is chaired by the Group’s Executive Committee Member in charge of Finance, Performance and Development and meets on a quarterly basis.

It sets the guidelines for managing the Group’s debt, especially in respect of its interest rate, foreign exchange, liquidity and counterparty risk exposure for the coming months, and reviews past management (transactions realized, financial results).

The health crisis has not called into question the risk management policy relating to financial instruments. The Group continued to set up and manage hedging instruments in order to limit its exposure to operational and financial foreign exchange and interest rate risks, while maintaining a diversified financing policy.

14.1      Interest rate risk management

Management of fixed-rate/variable-rate debt

Orange Group seeks to manage its fixed-rate/variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors.

The fixed-rate component of gross financial debt, excluding cash collateral received and agreements to buy back non-controlling interests, was estimated at 89% at December 31, 2020, 91% at December 31, 2019 and 87% at December 31, 2018.

Sensitivity analysis of the Group’s position to changes in interest rates

The sensitivity of the Group’s financial assets and liabilities to interest rate risk is only analyzed for the components of net financial debt that are interest-bearing and therefore exposed to interest rate risk.

Sensitivity of financial expenses

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would reduce the annual cost of gross financial debt by 2 million euros, while a decrease of 1% would improve it by 2 million euros.

Sensitivity of cash flow hedge reserves

A 1% rise in euro interest rates would increase the market value of derivatives designated as cash flow hedges and the associated cash flow hedge reserves by approximately 1,282 million euros. A 1% fall in euro interest rates would lead to a decrease in their market value and in the cash flow hedge reserves of approximately 1,278 million euros.

14.2      Foreign exchange risk management

Operational foreign exchange risk

The Group’s foreign operations are carried out by entities that operate in their own country and mainly in their own currency. Their operational exposure to foreign exchange risk is therefore limited to certain types of flows: purchases of equipment or network capacity, purchases of terminals and equipment sold or leased to customers, purchases from or sales to international operators.

Whenever possible, the entities of the Orange Group have put in place policies to hedge this exposure (see Note 13.8).

Financial foreign exchange risk

Financial foreign exchange risk mainly relates to:

−    dividends paid to the parent company: in general, the Group’s policy is to economically hedge this risk as from the date of the relevant subsidiary’s Shareholders’ Meeting;

−    financing of the subsidiaries: except in special cases, the subsidiaries are required to cover their funding needs in their functional currency;

−    Group financing: most of the Group’s bonds, after derivatives, are denominated in euros. From time to time, Orange SA issues bonds in markets other than euro markets (primarily the US dollar, pound sterling and Swiss franc). If Orange SA does not have assets in these currencies, in most cases, the issues are translated into euros through cross currency swaps. The debt allocation by currency also depends on the level of interest rates and particularly on the interest rate differential relative to the euro.

Lastly, the Group economically hedges foreign exchange risk on its subordinated notes denominated in pound sterling that are recorded in equity at their historical value (see Note 15.4), with cross currency swaps, for a notional amount of 988 million pounds sterling.

The table below shows the main exposures to foreign exchange fluctuations of the net financial debt in foreign currencies of Orange SA, excluding the hedging effects of the subordinated notes described above and of Orange Polska and also shows the sensitivity of the entity to a 10% change in the foreign exchange rates of the currencies to which it is exposed. Orange SA is the entity bearing the major foreign exchange risk, including internal operations which generate a net foreign exchange gain or loss in the consolidated annual financial statements.

(in millions of currency units)	Exposure in currency units (1)					Sensitivity analysis
	EUR	USD	GBP	PLN	Total translated	10% gain in euro	10% loss in euro
Orange SA	-	7	8	15	17	(2)	2
Orange Polska	(160)	(5)	-	-	(164)	15	(18)
Total (euros)	(160)	1	9	3	(147)

(1)   Excluding FX hedge of subordinated notes denominated in pounds sterling.

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Foreign exchange risk to assets

Due to its international presence, the Orange Group’s statement of financial position is exposed to foreign exchange fluctuations, as these affect the translation of subsidiaries’ assets and equity interests denominated in foreign currencies. The currencies concerned are mainly the pound sterling, the zloty, the Egyptian pound, the US dollar, the Jordanian dinar and the Moroccan dirham.

To hedge its largest foreign asset exposures, Orange has issued debt in the relevant currencies.

The amounts presented below take into account the activities of Mobile Financial Services (activities mainly in euros).

(in millions of euros)	Contribution to consolidated net assets									Sensitivity analysis
	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other currencies	Total	10% gain in euro	10% loss in euro
Net assets excluding net debt (a) (1)	51,679	165	(1,053)	3,195	933	519	948	4,141	60,527	(804)	983
Net debt by currency including derivatives (b) (2)	(22,121)	43	1,146(3)	(1,240)	(174)	(97)	(442)	(603)	(23,489)	124	(152)
Net assets by currency (a) + (b)	29,558	209	93	1,955 (4)	758	421	506	3,538	37,038	(680)	831

(1)   Excluding net debt by currency do not include components of net financial debt.

(2)   The net financial debt as defined by Orange group does not include Mobile Financial Services activities for which this concept is not relevant (see Note 13.3).

(3)   Of which economic hedge of subordinated note denominated in pounds sterling for 988 million pounds sterling (equivalent 1,099 million euros).

(4)   Share of net assets attributable to owners of the parent company in zlotys amounts to 991 million euros.

Due to its international presence, the Orange Group income statement is also exposed to risk arising from changes in foreign exchange rates due to the conversion, in the consolidated financial statements, of its foreign subsidiaries’ financial statements.

(in millions of euros)	Contribution to consolidated financial income statement									Sensitivity analysis
	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other currencies	Total	10% gain in euro	10% loss in euro
Revenue	31,866	1,105	275	2,559	878	386	585	4,616	42,270	(946)	1,156
EBITDAaL	9,816	54	19	635	317	141	158	1,541	12,680	(260)	318
Operating income	4,257	15	1	91	128	57	18	954	5,521	(115)	140

14.3      Liquidity risk management

Diversification of sources of funding

Orange has diversified sources of funding:

−    regular issues in the bonds markets;

−    occasional financing through loans from multilateral or development lending institutions;

−    issues in the short-term securities markets under the NEU Commercial Paper program (Negotiable European Commercial papers);

−    on December 21, 2016, Orange entered into a 6 billion euros syndicated loan with 24 international banks in order to refinance the previous syndicated loan maturing in January 2018. The new loan, with initial maturity in December 2021, includes two options to extend for one more year each, exercisable by Orange and subject to the banks’ approval. Orange exercised both of its options, the first one in 2017 and the second in 2018, allowing it, after agreement of the lenders, to extend the initial maturity first until December 2022 and then December 2023.

Liquidity of investments

Orange invests its cash surpluses in cash equivalents that meet IAS 7 cash equivalent criteria or in fair value investments (negotiable debt securities, bonds with a maturity of no more than two years, UCITS and term deposits). These investments prioritize minimizing the risk of capital loss over performance.

Cash, cash equivalents and fair value investments are held mainly in France and other European Union countries, which are not subject to restrictions on convertibility or exchange controls.

Smoothing debt maturities

The policy followed by Orange is to apportion the maturities of debt evenly over the years to come.

The following table shows undiscounted future cash flows for each financial liability shown on the statement of financial position. The key assumptions used in this schedule are:

−    amounts in foreign currencies are translated into euro at the year- end closing rate;

−    future variable-rate interest is based on the last fixed coupon, unless a better estimate is available;

−    TDIRA being necessarily redeemable in new shares, no redemption is taken into account in the maturity analysis. In addition, interest payable on the bonds is due over an undetermined period of time (see Note 13.4) therefore, only interest payable for the first period is included (including interest payments for the other periods would not provide relevant information);

−    the maturity dates of revolving credit facilities are the contractual maturity dates;

−    the "Other items" (undated and non-cash items) reconcile, for financial liabilities not accounted for at fair value, the future cash flows and the balance in the statement of financial position.

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(in millions of euros)	Note	December 31, 2020	2021	2022	2023	2024	2025	2026 and beyond	Other items (1)
TDIRA	13.4	636	3	-	-	-	-	-	633
Bonds	13.5	29,848	3,701	1,152	1,450	1,984	2,337	19,388	(163)
Bank loans and from development organizations and multilateral lending institutions	13.6	3,671	633	324	1,005	260	750	703	(4)
Debt relating to financed assets	13.3	295	70	75	75	58	17	-	-
Cash collateral received	13.3	31	31	-	-	-	-	-	-
Neu Commercial Papers (2)	13.3	555	555	-	-	-	-	-	-
Bank overdrafts	13.3	154	154	-	-	-	-	-	-
Other financial liabilities	13.3	70	48	3	3	1	1	15	-
Derivatives (liabilities)	13.3	804	15	133	99	-	34	39	-
Derivatives (assets)	13.3	(294)	(155)	-	(10)	(19)	(14)	(153)	-
Other Comprehensive Income related to unmatured hedging instruments	13.3	(541)	-	-	-	-	-	-	-
Gross financial debt after derivatives		35,229	5,054	1,686	2,623	2,283	3,124	19,991	466
Trade payables		11,051	9,760	243	212	87	362	388	-
Total financial liabilities (including derivatives assets)		46,280	14,814 (3)	1,929	2,834	2,370	3,486	20,379	466
Future interests on financial liabilities (4)		-	1,525	914	851	807	855	5,472	-

(1)   Undated items: TDIRA notional. Non-cash items: amortized cost on bonds and bank loans, and discounting effect on long term trade payables.

(2)   Negotiable European Commercial Papers (formerly called "commercial papers").

(3)   Amounts presented for 2021 correspond to notional and accrued interests for 502 million euros.

(4)   Mainly future interests on bonds for 9,712 million euros, on bank loans for 284 million euros and on derivatives instruments for (842) million euros.

The liquidity position is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly entitled indicators used by other groups.

At December 31, 2020, the liquidity position of Orange’s telecom activities amounts to 17,243 million euros and exceeds the repayment obligations of its gross financial debt in 2021. It breaks down as follows:

At December 31, 2020, the Orange group’s telecom activities had access to credit facilities in the form of bilateral credit lines and syndicated credit lines. Most of these lines bear interest at variable rates. Available undrawn amount of credit facilities amounts to 6,146 million euros (including 6,000 million euros for Orange SA).

Cash equivalents amounted to 5,140 million euros, mainly at Orange SA for 4,329 million euros in UCITS, 450 million euros in term deposits and 170 million euros in negotiable debt securities.

Investments at fair value amounted to 3,206 million euros exclusively at Orange SA, with 3,105 million euros in NEU Commercial Paper and 101 million euros in bonds.

Any specific contingent commitments in terms of financial ratios are presented in Note 14.4.

Orange’s credit ratings

Orange’s credit rating is an additional performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk, and is not a substitute for an analysis carried out by investors. Rating agencies revise the ratings they assign on a regular basis. Any change in the rating could produce an impact on the cost of future financing or restrict access to liquidity.

In addition, a change in Orange’s credit rating will, for certain outstanding financing, affect the compensation paid to investors:

−    one Orange SA bond (see Note 13.5) with an outstanding amount of 2.5 billion dollars maturing in 2031 (equivalent to 2.0 billion euros at December 31, 2020) is subject to a Step-up clause in the event that Orange’s rating changes. This clause was triggered in 2013 and early 2014: the coupon due in March 2014 was thus computed on the basis of an interest rate of 8.75% and since then, the bond bears interest at the rate of 9%;

−    the margin of the syndicated credit line of 6 billion euros signed on December 21, 2016 might be modified in light of changes to Orange’s credit rating, upwards or downwards. As at December 31, 2020, the credit facility was not drawn.

At December 31, 2020, neither Orange’s credit ratings nor the outlook had changed compared with December 31, 2019.

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	Standard & Poor’s	Moody’s	Fitch Ratings
Long-term debt	BBB+	Baa1	BBB+
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F2

14.4      Financial ratios

Main commitments with regard to financial ratios

Orange SA does not have any credit line or loan subject to specific covenant with regard to financial ratios.

Certain subsidiaries of Orange SA are committed to comply with certain financial ratios related to indicators defined in the contracts with the banks. The breach of these ratios constitutes an event of default that can lead to early repayment of the line of credit or loan concerned.

The main obligations are as follows:

−    Orange Egypt: in respect of bank financing contracts signed in 2018, of which the total nominal amount outstanding at December 31, 2020 was 3,150 million Egyptian pounds (i.e. 164 million euros), Orange Egypt must comply with a "net senior debt to reported EBITDA" ratio;

−    Médi Telecom: in respect of its bank financing contracts signed in 2012, 2014 and 2015, of which the total nominal amount outstanding at December 31, 2020 was 2,396 million Moroccan dirhams (i.e. 220 million euros), Médi Telecom must comply with ratios relating to its "net financial debt" and "net equity";

−    Orange Côte d’Ivoire: in respect of its bank financing contracts signed in 2016 and 2019, of which the total nominal amount outstanding at December 31, 2020 was 112 billion CFA francs (i.e. 170 million euros), Orange Côte d’Ivoire must comply with a "net debt to reported EBITDA" ratio;

−    Orange Cameroon: in respect of its bank financing contracts signed in 2015 and 2018, of which the total nominal amount outstanding at December 31, 2020 was 72 billion CFA francs (i.e. 110 million euros), Orange Cameroon must comply with a "net debt to reported EBITDA" ratio.

These ratios were complied with at December 31, 2020.

Clauses related to instances of default or material adverse changes

Most of Orange’s financing agreements, including in particular the 6 billion euros syndicated credit facility set up on December 21, 2016, as well as bond issues, are not subject to early redemption obligations in the event of a material adverse change, or cross default provisions. Most of these contracts include cross acceleration provisions. Thus, the mere occurrence of events of default in other financing agreements would not automatically trigger an accelerated repayment under such contracts.

14.5      Credit risk and counterparty risk management

The Group could be exposed to a concentration of counterparty risk in respect of its trade receivables, cash and cash equivalents, investments and derivatives.

Orange considers that it has limited concentration in credit risk with respect to trade receivables due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. In addition, the maximum value of the counterparty risk on these financial assets is equal to their recognized net carrying value. An analysis of net trade receivables past due is provided in Note 5.3. For loans and other receivables, amounts past due but not provisioned are not material.

Orange SA is exposed to bank counterparty risk through its investments and derivatives. Therefore, it performs a strict selection based on the credit rating of public, financial or industrial institutions in which it invests or with which it enters into derivatives agreements:

−    for each non-banking counterparty selected for investments, limits are based on ratings and maturities of the investments;

−    for each counterparty bank selected for investments and derivatives, limits are based on equity, rating, CDS (Credit Default Swap, an accurate indicator of potential default risk) as well as on periodic analyses carried out by the Treasury Department;

−    theoretical limits and consumption limits are monitored and reported on a daily basis to the Group treasurer and the head of the trading room. These limits are adjusted regularly depending on credit events.

For derivatives, master agreements relating to financial instruments (French Banking Federation) are signed with all counterparties and provide for a net settlement of debts and receivables, in case of failure of one of the parties, as well as for calculation of a final balance to be received or paid. These agreements include a CSA (Credit Support Annex) cash collateral clause that can lead to either a deposit (collateral paid) or collection (collateral received), on a daily basis. These payment amounts correspond to the change in market value of all derivatives.

As a rule, investments are negotiated with high-grade banks. Exceptionally, subsidiaries occasionally deal with counterparties with the highest ratings available locally.

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Effect of mechanisms to offset exposure to credit risk and counterparty risk of the derivatives

(in millions of euros)	December 31, 2020	December 31, 2019	December 31, 2018
Collateralised Derivatives (net) (a)	(520)	144	(455)
Fair value of collateralised derivatives assets	283	570	383
Fair value of collateralised derivatives liabilities	(803)	(426)	(838)
Amount of cash collateral paid/(received) (b)	611	(138)	471
Amount of cash collateral paid	642	123	553
Amount of cash collateral received	(31)	(261)	(82)
Residual exposure to counterparty risk (a) + (b) (1)	91	7	16
Non collateralised Derivatives (net)	10	(6)	(5)
Fair value of non collateralised derivatives assets	11	3	2
Fair value of non collateralised derivatives liabilities	(1)	(10)	(7)

(1)   The residual exposure to counterparty risk is mainly due to a time difference between the valuation of derivatives at the closing date and the date on which the cash collateral exchanges were made.

Changes in net cash collateral between 2019 and 2020 stem mainly from the depreciation of the US dollar and the pound sterling against the euro.

Sensitivity analysis of cash collateral deposits to changes in market interest rates and exchange rates

A change in market rates (mainly euro) of +/-1% would affect the fair value of interest rate hedging derivatives as follows:

A change in the euro exchange rate of +/-10% against currencies of hedged financing (mainly the pound sterling and the US dollar) would impact the fair value of foreign exchange derivatives as follows:

14.6      Equity market risk

Orange SA had no options to purchase its own shares, no forward purchase of shares and at December 31, 2020, held 1,265,099 treasury shares. Orange SA owns subsidiaries listed on equity markets whose share value may be affected by general trends in these markets. In particular, the market value of these listed subsidiaries’ shares is one of the measurement variables used in impairment testing.

The mutual funds (UCITS) in which Orange invests for cash management purposes contain no equities.

Orange is also exposed to equity risk through certain retirement plan assets (see Note 7.2).

At December 31, 2020, the Group was not significantly exposed to market risk on the shares of listed companies. The Group’s prior exposure had been significantly reduced in 2019, with the disposal in June 2019 of its residual 2.49% stake in the share capital of BT (see Note 13.7).

14.7      Capital management

Orange SA and its non-financial subsidiaries are not subject to regulatory requirements related to equity (other than the usual standards applicable to any commercial company).

Its financial subsidiaries (like electronic money institutions) are subject to regulatory equity requirements specific to their sector and jurisdiction.

Like any company, Orange manages its financial resources (both equity and net financial debt) as part of a balanced financial policy, aiming to ensure flexible access to capital markets, including for the purpose of selectively investing in development projects, and to provide a return to shareholders.

In terms of net financial debt (see Note 13.3), this policy translates into liquidity management as described in Note 14.3 and a specific attention to credit ratings assigned by rating agencies.

This policy is also reflected, in some markets, by the presence of minority shareholders in the capital of subsidiaries controlled by Orange. This serves to limit the Group’s debt while providing a benefit from the presence of local shareholders.

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14.8      Fair value of financial assets and liabilities

The market value of the net financial debt carried by Orange is estimated at 30.1 billion euros at December 31, 2020, for a carrying amount of 23.5 billion euros.

(in millions of euros)	Note	Classification under IFRS 9 (1)	December 31, 2020
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		AC	5,645	5,645	-	5,645	-
Financial assets	13.7		4,803	4,803	185	4,372	247
Equity securities		FVOCI	431	431	185	-	247
Equity securities		FVR	141	141	-	141	-
Investments at fair value		FVR	3,206	3,206	-	3,206	-
Cash collateral paid		FVR	642	642	-	642	-
Financial assets at amortized cost		AC	382	382	-	382	-
Cash and Cash equivalents	13.3		7,891	7,891	7,891	-	-
Cash		AC	2,751	2,751	2,751	-	-
Cash equivalents		FVR	5,140	5,140	5,140	-	-
Trade payables		AC	(11,051)	(11,051)	-	(11,051)	-
Financial liabilities	13.3		(35,260)	(41,884)	(34,708)	(7,162)	(14)
Financial debts		AC	(35,247)	(41,870)	(34,708)	(7,162)	-
Other		FVR	(14)	(14)	-	-	(14)
Derivatives (net amount) (2)	13.8		(510)	(510)	-	(510)	-

(1)   AC" stands for "amortized cost", "FVR " stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss".

(2)   IFRS 9 classification for derivatives instruments depends on their hedging qualification.

The table below provides an analysis of the change in level 3 market values for financial assets and liabilities measured at fair value in the statement of financial position.

(in millions of euros)	Equity securities	Financial liabilities at fair value through profit or loss, excluding derivatives
Level 3 fair values at December 31, 2019	198	(64)
Gains (losses) taken to profit or loss	-	50
Gains (losses) taken to other comprehensive income	(28)	-
Acquisition (sale) of securities	80	-
Other	(2)	-
Level 3 fair values at December 31, 2020	247	(14)

The market value of the net financial debt carried by Orange was estimated at 30.8 billion euros as at December 31, 2019, for a carrying amount of 25.5 billion euros.

(in millions of euros)	Note	Classification under IFRS 9	December 31, 2019
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		AC	5,343	5,343	-	5,343	-
Financial assets	13.7		6,001	6,002	79	5,725	198
Equity securities		FVOCI	277	277	79	-	198
Equity securities		FVR	133	134	-	134	-
Investments at fair value		FVR	4,696	4,696	-	4,696	-
Cash collateral paid		FVR	123	123	-	123	-
Financial assets at amortized cost		AC	772	772	-	772	-
Cash and Cash equivalents	13.3		6,112	6,112	6,112	-	-
Cash		AC	2,462	2,462	2,462	-	-
Cash equivalents		FVR	3,651	3,651	3,651	-	-
Trade payables		AC	(10,246)	(10,246)	-	(10,246)	-
Financial liabilities	13.3		(37,076)	(42,455)	(34,554)	(7,837)	(64)
Financial debts		AC	(37,007)	(42,386)	(34,554)	(7,811)	(21)
Bonds at fair value		FVR	(26)	(26)	-	(26)	-
Other		FVR	(43)	(43)	-	-	(43)
Derivatives (net amount)	13.8		138	138	-	138	-

The market value of the net financial debt carried by Orange was estimated at 28.7 billion euros as at December 31, 2018, for a carrying amount of 25.4 billion euros.

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(in millions of euros)	Note	Classification under IFRS 9	December 31, 2018
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		AC	5,329	5,329	-	5,329	-
Financial assets	13.7		5,057	5,057	692	4,144	221
Equity securities		FVOCI	254	254	33	-	221
Equity securities		FVR	805	805	659	146	-
Investments at fair value		FVR	2,683	2,683	-	2,683	-
Cash collateral paid		FVR	553	553	-	553	-
Financial assets at amortized cost		AC	762	762	-	762	-
Cash and Cash equivalents	13.3		5,081	5,081	5,081	-	-
Cash		AC	2,558	2,558	2,558	-	-
Cash equivalents		FVR	2,523	2,523	2,523	-	-
Trade payables		AC	(10,082)	(10,082)	-	(10,082)	-
Financial liabilities	13.3		(34,019)	(37,292)	(29,012)	(7,988)	(292)
Financial debts			(33,721)	(36,994)	(29,012)	(7,961)	(21)
Bonds at fair value		FVR	(27)	(27)	-	(27)	-
Other		FVR	(271)	(271)	-	-	(271)
Derivatives (net amount)	13.8		(460)	(460)	-	(460)	-

Accounting policies

The financial assets and liabilities measured at fair value in the statement of financial position have been classified based on the three hierarchy levels:

−    level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

−    level 2: inputs that are observable for the asset or liability, either directly or indirectly;

−    level 3: unobservable inputs for the asset or liability.

The fair value of the financial assets at fair value through other comprehensive income ("FVOCI") is the quoted price at year-end for listed securities and, for non-listed securities, uses a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders’ agreement, discounted present value of future cash flows).

For financial assets at amortized cost ("AC"), the Group considers that the carrying amount of cash, trade receivables and various deposits provide a reasonable approximation of fair value, due to the high liquidity of these elements.

Among financial assets at fair value through profit or loss ("FVR"), with respect to very short-term investments such as deposits, certificates of deposit, commercial paper or negotiable debt securities, the Group considers that the nominal value of the investment and any related accrued interest represent a reasonable approximation of fair value.

The fair value of mutual funds (UCITS) is the latest net asset value.

The fair value of investment securities is the quoted price at year-end for listed securities and, for non-listed securities, uses a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders’ agreement, discounted present value of future cash flows).

For financial liabilities at amortized cost, the fair value of financial liabilities is determined using:

−    the quoted price for listed instruments (a detailed analysis is performed in the case of a material decrease in liquidity to evidence whether the observed price corresponds to the fair value; otherwise the quoted price is adjusted);

−    the present value of estimated future cash flows, discounted using rates observed by the Group at the end of the period for other instruments. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

The Group considers the carrying value of trade payables and deposits received from customers to be a reasonable approximation of fair value, due to the high liquidity of these elements.

The fair value of long-term trade payables is the value of future cash flows discounted at the interest rates observed by the Group at the end of the period.

Financial liabilities at fair value through profit or loss mainly concern firm or contingent commitments to purchase non-controlling interests. Their fair value is measured in accordance with the provisions of the contractual agreements. When the commitment is based on a fixed price, a discounted value is retained.

The fair value of derivatives, mostly traded over-the-counter, is determined using the present value of estimated future cash flows, discounted using the interest rates observed by the Group at the end of the period. The results calculated using the internal valuation model are consistently benchmarked with the values provided by bank counterparties and Bloomberg.

When there are no reliable market data which identify the probability of default, the CVA (Credit Value Adjustment) and the DVA (Debit Value Adjustment) are measured based on historical default charts and CDS (Credit Default Swap) trends. Counterparty credit risk and the Group’s own specific default risk are also continuously monitored based on the monitoring of debt security credit spreads on the secondary market and other market information. Given the implementation of collateralization, and based on counterparty policies and the management of indebtedness and liquidity risk described in Note 14, CVA and DVA estimates are not material compared to the measurement of the related financial instruments.

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Note 15    Equity

At December 31, 2020, Orange SA’s share capital, based on the number of issued shares at this date, amounted to 10,640,226,396 euros, divided into 2,660,056,599 ordinary shares with a par value of 4 euros each.

At December 31, 2020, the share capital and voting rights of Orange SA broke down as follows:

15.1      Changes in share capital

No new shares were issued during the 2020 year.

15.2      Treasury shares

As authorized by the Shareholders’ Meeting of May 19, 2020, the Board of Directors instituted a new share Buyback program (the 2020 Buyback Program) and canceled the 2019 Buyback Program, with immediate effect. This authorization is granted for a period of 18 months as from the aforementioned Shareholders’ Meeting. The 2020 Buyback Program is described in the Orange Universal Registration Document filed with the French Financial Markets Authority (Autorité des marchés financiers - AMF) on April 20, 2020.

During the year, Orange granted the majority of shares to the beneficiaries of the Orange Vision plan. At the same time, share buybacks were carried out by Orange mainly in respect of the free share award plans (Long Term Incentive Plan - LTIP) LTIP 2018-2020, 2019-2021 and 2020-2022 (see Note 7.3).

At December 31, 2020, the Company held 1,265,099 treasury shares (of which 170,000 shares in respect of the liquidity contract and 1,095,099 in respect of the LTIP 2018-2020, 2019-2021 and 2020-2022 free share award plans).

At December 31, 2019, the Company held 9,742,968 treasury shares (of which 853,500 shares in respect of the liquidity contract and 8,889,468 in respect of the Orange Vision 2020 and LTIP 2018-2020 and 2019-2021 free share award plans).

At December 31, 2018, the Company held 7,214,000 treasury shares (of which 309,609 shares in respect of the liquidity contract and 6,882,999 in respect of the Orange Vision 2020 and LTIP 2018-2020 free share award plans) and at December 31, 2017 it held 497,625 treasury shares (of which 476,000 in respect of the liquidity contract).

Accounting policies

Treasury shares are recorded as a deduction from equity, at acquisition cost. Gains and losses arising from the sale of treasury shares are recognized in consolidated reserves, net of tax.

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15.3      Dividends

Full Year	Approved by	Description	Dividend per share (in euro)	Payout date	How paid	Total (in millions of euros)
2020	Board of Directors Meeting on October 28, 2020	2020 interim dividend	0.40	December 9, 2020	Cash	1,064
	Shareholders’ Meeting on May 19, 2020	Balance for 2019	0.20	June 4, 2020	Cash	532
Total dividends paid in 2020						1,595
2019	Board of Directors Meeting on July 24, 2019	2019 interim dividend	0.30	December 4, 2019	Cash	796
	Shareholders’ Meeting on May 21, 2019	Balance for 2018	0.40	June 6, 2019	Cash	1,061
Total dividends paid in 2019						1,857
2018	Board of Directors Meeting on July 25, 2018	2018 interim dividend	0.30	December 6, 2018	Cash	796
	Shareholders’ Meeting on May 4, 2018	Balance for 2017	0.40	June 7, 2018	Cash	1,064
Total dividends paid in 2018						1,860
2017	Board of Directors Meeting on July 26, 2017	2017 interim dividend	0.25	December 7, 2017	Cash	665
	Shareholders’ Meeting on June 1, 2017	Balance for 2016	0.40	June 14, 2017	Cash	1,064
Total dividends paid in 2017						1,729

The amount available to provide a return to shareholders in the form of dividends is calculated on the basis of the total net income and retained earnings, under French GAAP, of the entity Orange SA, the Group’s parent company.

15.4      Subordinated notes

Nominal value of subordinated notes

Issues and purchases of subordinated notes are presented below:

Initial issue date	Initial nominal value (in millions of currency)	Initial nominal value (in millions of euros)	Initial currency	Rate	December 31, 2018 (in millions of euros)	Issue Redemption	December 31, 2019 (in millions of euros)	Issue Redemption	December 31, 2020 (in millions of euros)	Residual nominal value (in millions of currency)
2/7/2014	1,000	1,000	EUR	4.25%	1,000	(1,000)	-	-	-	-
2/7/2014	1,000	1,000	EUR	5.25%	1,000	-	1,000	-	1,000	1,000
2/7/2014	650	782	GBP	5.875%	782	-	782	(268)	514	427
10/1/2014	1,000	1,000	EUR	4.00%	1,000	(500)	500	(382)	118	118
10/1/2014	1,250	1,250	EUR	5.00%	1,250	-	1,250	-	1,250	1,250
10/1/2014	600	771	GBP	5.75%	771	-	771	(50)	721	561
4/15/2019	1,000	1,000	EUR	2.375%	-	1,000	1,000	-	1,000	1,000
9/19/2019	500	500	EUR	1.75%	-	500	500	-	500	500
10/15/2020	700	700	EUR	1.75%	-	-	-	700	700	700
Issues and purchases of subordinated notes					5,803		5,803		5,803

−    On February 7, 2014, as part of its EMTN program, Orange issued the equivalent of 2.8 billion euros of deeply subordinated notes in three tranches. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange has a call option on each of these tranches respectively from February 7, 2020, February 7, 2024, and February 7, 2022 and upon the occurrence of certain contractually-defined events.

Step-up clauses provide for coupon adjustments of 0.25% in 2025 and an additional 0.75% in 2040 for the first tranche, 0.25% in 2024 and an additional 0.75% in 2044 for the second tranche, and 0.25% in 2027 and an additional 0.75% in 2042 for the third tranche.

On October 1, 2014, as part of its EMTN program, Orange issued the equivalent of 3 billion euros of deeply subordinated notes in three tranches. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange has a call option on each of these tranches respectively from October 1, 2021, October 1, 2026, and April 1, 2023 and upon the occurrence of certain contractually-defined events.

Step-up clauses provide for coupon adjustments of 0.25% in 2026 and an additional 0.75% in 2041 for the first tranche, 0.25% in 2026 and an additional 0.75% in 2046 for the second tranche, and 0.25% in 2028 and an additional 0.75% in 2043 for the third tranche.

Both issuances were the subject of a prospectus approved by the AMF under visa nos. 14-036 and 14-525.

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Under IFRS, these instruments are recognized at their historical value. The tranches denominated in pounds sterling were recognized at the ECB fix rate on the issue date (0.8314 for the issue of February 7, 2014 and 0.7782 for the issue of October 1, 2014) and will not be re-measured through the life of the note.

−    On April 15, 2019, as part of its EMTN program, Orange issued the equivalent of 1 billion euros of deeply subordinated notes. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange has a call option on this tranche from April 15, 2025 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually-defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2030 and an additional 0.75% in 2045.

On September 19, 2019, as part of its EMTN program, Orange issued the equivalent of 500 million euros of deeply subordinated notes. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange has a call option on this tranche from March 19, 2027 (first date for the revision of the rates of the tranche in question), and upon the occurrence of certain contractually-defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2032 and an additional 0.75% in 2047.

These issuances were the subject of a prospectus approved by the AMF (under visa nos. 14-036, 14-525, 19-152 and 19-442 respectively).

On December 12, 2019, the Group announced its intention to exercise, on February 7, 2020, in accordance with contractual provisions, its call option concerning the remaining 500 million euros of the tranche with an initial nominal value of 1 billion euros, already partially bought back in April 2019. As a result of Orange’s commitment to buy back this last tranche, it was reclassified as a debt instrument and is therefore presented as a short-term financial liability at December 31, 2019. The coupons due relating to this tranche were recognized in other current liabilities for 21 million euros at December 31, 2020 and were paid in 2020.

−    On October 15, 2020, as part of its EMTN program, Orange issued the equivalent of 700 million euros of deeply subordinated notes. A revision of interest rates based on market conditions is provided for contractually from October 15, 2028.

Orange has a call option on this tranche from July 15, 2028 (first date for the revision of the rates of the tranche in question), and upon the occurrence of certain contractually-defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2033 and an additional 0.75% in 2048.

This issuance of subordinated notes was the subject of a prospectus approved by the AMF (visa no. 20-509).

All notes, listed on Euronext Paris, are deeply subordinated notes (senior compared to ordinary shares): the holders will only be remunerated (whether for the nominal, interest or any other amount) after all other creditors, including holders of participating loans and securities, simply subordinated or not, representing a claim on Orange.

At each interest payment date, settlement may be either paid or deferred, at the option of the issuer. Deferred coupons are capitalized and become due and payable in full under certain circumstances defined contractually and under the control of Orange.

Gains (losses) on disposal, premiums and issuance costs related to issues/redemptions of subordinated notes are presented under "reserves" in equity.

The Group understands that some rating agencies assign an "equity" component from 0 to 50% to capital instruments.

Subordinated notes remuneration

The remuneration of holders is recorded in equity five working days before the annual payment date, unless Orange exercises its right to defer the payment.

The tax impact relating to the remuneration of subordinated notes is recorded through profit or loss in the period.

Since their issuance, Orange has not exercised its right to defer the coupon payments related to subordinated notes.

The remuneration of subordinated notes is as follows:

Initial issue date	Initial nominal value (in millions of currency)	Initial nominal value (in millions of euros)	Initial currency	Rate	2020		2019		2018
					(in millions of currency)	(in millions of euros)	(in millions of currency)	(in millions of euros)	(in millions of currency)	(in millions of euros)
2/7/2014	1,000	1,000	EUR	4.25%	(21)	(21)	(46)	(46)	(42)	(42)
2/7/2014	1,000	1,000	EUR	5.25%	(53)	(53)	(52)	(52)	(52)	(52)
2/7/2014	650	782	GBP	5.88%	(47)	(55)	(38)	(44)	(38)	(44)
10/1/2014	1,000	1,000	EUR	4.00%	(21)	(21)	(31)	(31)	(40)	(40)
10/1/2014	1,250	1,250	EUR	5.00%	(63)	(63)	(63)	(63)	(63)	(63)
10/1/2014	600	771	GBP	5.75%	(36)	(39)	(35)	(39)	(35)	(39)
4/15/2019	1,000	1,000	EUR	2.38%	(24)	(24)	-	-	-	-
9/19/2019	500	500	EUR	1.75%	(4)	(4)	-	-	-	-
10/15/2020	700	700	EUR	1.75%	-	-	-	-	-	-
Subordinated notes remuneration paid						(279)		(276)		(280)
Coupons on subordinated notes reclassified as short-term borrowings at the end of 2019 and paid in 2020						21		(21)		-
Subordinated notes remuneration classified in equity						(258)		(297)		(280)

The tax effects from the conversion of subordinated notes whose par value is denominated in pounds sterling, and from the gains and losses on disposal, premiums and issuance costs on subordinated notes that have been refinanced, are presented under "other movements" in the consolidated statement of changes in shareholders’ equity and amounted to (2) million euros in 2020, and 51 million euros in 2019 (including 25 million euros related to the conversion).

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Accounting policies

Subordinated notes

The Group issued subordinated notes in several tranches.

These instruments have no maturity and the coupon settlement may be deferred at the option of the issuer. They are booked in equity.

As equity instruments are recognized at historical value, the tranche denominated in foreign currency is never re-measured. Where appropriate, a translation adjustment impact is booked in equity when a call option is exercised.

The remuneration of holders is recorded directly in equity at the time of the decision to pay the coupons.

The tax impact related to the remuneration is accounted for through profit or loss, and that related to the remeasurement of the foreign currency portion is accounted for in equity.

Equity component of perpetual bonds redeemable for shares (TDIRAs) (see Note 13.4)

The equity component is determined as the difference between the fair value of the instrument taken as a whole and the fair value of the debt component. The equity component thus determined and recognized at inception is not subsequently re-measured and remains in equity, even when the instrument is extinguished.

15.5      Translation adjustment

(in millions of euros)	2020	2019	2018
Gain (loss) recognized in other comprehensive income during the period	(414)	90	(6)
Reclassification to net income for the period	0	(12)	(1)
Total translation adjustments	(414)	78	(7)

(in millions of euros)	December 31, 2020	December 31, 2019	December 31, 2018
Polish zloty	668	807	785
Egyptian pound	(503)	(455)	(532)
Slovak koruna	220	220	220
Leone	(143)	(120)	(95)
Other	(327)	(123)	(126)
Total translation adjustments	(85)	329	252
o/w share attributable to the owners of the parent company	(256)	78	15
o/w share attributable to non-controlling interests	171	251	237

Accounting policies

The functional currency of foreign operations located outside the euro area is generally the local currency, unless the major cash flows are made with reference to another currency (such as the Orange entities in Romania - euros and in the Democratic Republic of the Congo - US dollars).

The financial statements of foreign operations whose functional currency is neither the euro nor the currency of a hyper-inflationary economy are translated into euros (the Group’s presentation currency) as follows:

−    assets and liabilities are translated at the year-end rate;

−    items in the income statement are translated at the average rate for the period;

−    the translation adjustment resulting from the use of these different rates is included in other comprehensive income.

The translation adjustments are reclassified to profit or loss when the entity disposes or partially disposes (loss of control, loss of joint control, loss of significant influence) of its interest in a foreign operation through the sale, liquidation, repayment of capital or abandon of all, or part of, that activity. The reduction in the carrying value of a foreign operation, either because of its own losses or because of the recognition of an impairment loss, does not lead to a reclassification through profit or loss of the accumulated translation adjustments.

Recycling of translation adjustments is presented in profit or loss within:

−    consolidated net income of discontinued operations, when a line of business or major geographical area is disposed of;

−    gains (losses) on disposal of fixed assets, investments and activities, when other businesses are disposed of;

−    reclassification of translation adjustment from liquidated entities, in the event of the liquidation or abandonment of an activity without disposal.

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15.6      Non-controlling interests

The data presented below concern all entities of the following groups:

(in millions of euros)	2020	2019(1)	2018
Credit part of net income attributable to non-controlling interests (a)	297	290	271
o/w Sonatel	197	191	188
o/w Orange Belgium	26	16	15
o/w Côte d’Ivoire	43	36	25
o/w Jordan Telecom	11	12	12
o/w Orange Polska	-	11	-
Debit part of net income attributable to non-controlling interests (b)	(63)	(71)	(67)
o/w Orange Bank	(51)	(65)	(59)
o/w Orange Polska	(3)	-	(2)
Total part of net income attributable to non-controlling interests (a) + (b)	233	218	204
Credit part of comprehensive income attributable to non-controlling interests (a)	256	299	297
o/w Sonatel	176	181	195
o/w Orange Belgium	25	16	15
o/w Côte d’Ivoire	39	36	26
o/w Jordan Telecom	-	15	20
o/w Orange Polska	-	12	-
Debit part of comprehensive income attributable to non-controlling interests (b)	(98)	(69)	(84)
o/w Orange Bank	(50)	(62)	(62)
o/w Orange Polska	(35)	-	(17)
o/w Jordan Telecom	(3)	-	-
Total part of comprehensive income attributable to non-controlling interests (a) + (b)	158	230	213

(1)   2019 figures have been restated of the IFRS IC decision on lease term (see Note 2.3.1).

(in millions of euros)	2020	2019	2018
Dividends paid to minority shareholders	225	248	246
o/w Sonatel	165	192	190
o/w Médi Telecom	24	22	20
o/w Orange Belgium	14	14	14
o/w Jordan Telecom	9	13	14

(in millions of euros)	December 31, 2020	December 31, 2019(1)	December 31, 2018
Credit part of equity attributable to non-controlling interests (a)	2,653	2,700	2,594
o/w Orange Polska	953	986	973
o/w Sonatel	755	736	744
o/w Orange Belgium	285	275	273
o/w Jordan Telecom	154	166	164
o/w Médi Telecom	127	148	153
Debit part of equity attributable to non-controlling interests (b)	(10)	(13)	(14)
Total equity attributable to non-controlling interests (a) + (b)	2,643	2,687	2,580

(1)   2019 figures have been restated of the IFRS IC decision on lease term (see Note 2.3.1).

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Accounting policies

Commitments to purchase non-controlling interests (put options)

When the Group grants firm or contingent commitments to purchase holdings from non-controlling shareholders, the carrying value of the non-controlling interests is reclassified to financial debt.

When the amount of the commitment exceeds the amount of the non-controlling interests, the difference is recorded as a reduction in equity attributable to the owners of the parent company. Financial debt is re-measured at each reporting period end in accordance with the contractual arrangements (at fair value or at present value if fixed price) and, in the absence of any guidance provided by IFRS, with a counterparty in net finance costs.

Non-controlling interests that are debtors

Total comprehensive income of a subsidiary is attributed to the owners of the parent company and to the non-controlling interests. In accordance with IFRS 10, this can result in the non-controlling interests having a deficit balance.

Transactions with owners

Each transaction with minority shareholders of an entity controlled by the Group, when not resulting in a loss of control, is accounted for as an equity transaction with no effect on consolidated comprehensive income.

15.7      Earnings per share

Net income

Net income, Group share, used for calculating basic and diluted earnings per share is determined according to the following method:

(in millions of euros)	2020	2019	2018
Net income - basic	4,822	3,004	1,954
Effect of subordinated notes	(255)	(268)	(293)
Net income attributable to the owners of the parent company - basic (adjusted)	4,567	2,736	1,661
Impact of dilutive instruments:
TDIRA	9	12	-
Net income attributable to the owners of the parent company - diluted	4,577	2,747	1,661

Number of shares

The weighted average number of shares used for calculating the basic and diluted earnings per share is presented below:

(number of shares)	2020	2019	2018
Weighted average number of ordinary shares outstanding	2,656,122,534	2,652,532,564	2,656,683,856
Impact of dilutive instruments on number of ordinary shares:
TDIRA	26,945,386	33,780,544	-
Free share award plan (LTIP)	720,936	1,662,103	1,419,415
Weighted average number of shares outstanding - diluted	2,683,788,856	2,687,975,211	2,658,103,271

The average market price of the Orange share in 2020 was higher than the fair value adopted under the LTIP 2019-2021 and 2020-2022 free share award plans (see Note 7.3). The number of shares corresponding to this difference is dilutive at December 31, 2020.

The average market price of the Orange share in 2019 and 2018 was higher than the fair value adopted under the Orange Vision 2020, LTIP 2018-2020 and 2019-2021 free share award plans (see Note 7.3). The number of shares corresponding to this difference was dilutive at December 31, 2019 and December 31, 2018.

The TDIRAs were included in the calculation of diluted net earnings per share at December 31, 2020 and December 31, 2019, since they are dilutive.

Earnings per share

(in euros)	2020	2019	2018
Earning per share - basic	1.72	1.03	0.63
Earning per share diluted	1.71	1.02	0.62

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Accounting policies

Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations:

−    basic earnings per share are calculated by dividing net income for the year attributable to the equity holders of the Group, after deduction of the remuneration net of the tax to holders of subordinated notes, by the weighted average number of ordinary shares outstanding during the period;

−    diluted earnings per share are calculated based on the same net income, adjusted for the finance cost of dilutive debt instruments, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period. These instruments are considered to be dilutive when they have the effect of reducing earnings per share of continuing operations.

When basic earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of a capital increase at a price lower than the market price, and in order to ensure comparability of the reporting periods shown, the weighted average numbers of shares outstanding in current and previous periods are adjusted. Treasury shares owned, which are deducted from the consolidated equity, do not enter into the calculation of earnings per share.

Note 16    Unrecognized contractual commitments (telecom activities)

At December 31, 2020, Orange is not aware of having entered into any commitment involving entities controlled by the Group that may have a material effect on its current or future financial position, other than the commitments described in this note.

16.1      Operating activities commitments

(in millions of euros)	Total	Less than one year	From one to five years	More than five years
Operating activities commitments	13,720	4,007	4,695	5,018
Operating leases commitments	489	66	191	233
Handsets purchase commitments	568	557	9	2
Transmission capacity purchase commitments	1,767	202	522	1,043
Other goods and services purchase commitments	3,240	928	1,428	884
Investment commitments	1,739	498	820	422
Public initiative networks commitments	4,423	1,160	1,424	1,839
Guarantees granted to third parties in the ordinary course of business	1,493	596	302	595

Lease commitments

Lease commitments include real estate leases relating to contracts for which the underlying asset will be available after December 31, 2020 and leases for which the Group applies the exemptions allowed by IFRS 16 (see Note 10).

(in millions of euros)	Minimum future lease payments
Property lease commitments	459
o/w technical activities	21
o/w shops/offices activities	438

Maturities are set forth below:

(in millions of euros)	Minimum future lease payments	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than five years
Property lease commitments	459	52	47	44	43	41	232

The lease commitments correspond to the outstanding minimum future lease payments until the normal date of renewal of the leases or the earliest possible termination date.

Real estate lease commitments in France represent 90% of all real estate lease commitments.

Transmission capacity purchase commitments

Transmission capacity purchase commitments as at December 31, 2020 represented 1,767 million euros. They included 408 million euros for the provision of satellite transmission capacity (the term of these commitments extends until 2029 depending on the contracts) as well as an agreement on the use of an FTTH network in Spain in the amount of 915 million euros.

Other goods and services purchase commitments

The Group’s other goods and services purchase commitments mainly relate to network maintenance and management, as well as the acquisition of content.

At December 31, 2020, these commitments include:

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−    the purchase of broadcasting rights for an amount of 670 million euros;

−    site management service contracts ("TowerCos") signed in Africa: the amount of these commitments represents 365 million euros;

−    the network maintenance for 298 million euros;

−    energy purchase commitments for 279 million euros;

−    hosting services for active equipment for mobile sites under a "Built-to-suit" agreement for 248 million euros;

−    the maintenance of submarine cables for which Orange has joint ownership or user rights, for an overall amount of 197 million euros;

−    commitments to partners in the field of sports for a total amount of 153 million euros.

Investment commitments

At the end of December 2020, investment commitments amounted to 1,739 million euros.

In addition to these commitments, which are expressed in monetary terms, the Group made certain commitments to the National Regulatory Authorities such as ensuring certain coverage of the population concerning by fixed or mobile networks, particularly in the context of assignment of licenses and quality of service. These commitments will require investment expenditure in future years to roll out and enhance the networks. They are not shown in the table above if they have not been expressed in monetary terms, which is usually the case. The Group has accordingly agreed to meet the following conditions:

In France:

−    the obligations included in the authorization to use 5G frequencies in the 3.4-3.8 GHz band issued to Orange on November 12, 2020 are as follows:

-     the rollout of sites (3,000 sites by the end of 2022, 8,000 sites by the end of 2024 and 10,500 sites by the end of 2025), of which 25% must be located in rural areas or industrial areas outside of very densely populated areas,

-     widespread availability of a 5G service at all sites by the end of 2030, an obligation that may be met either with the 3.4-3.8 GHz band or another band,

-     the provision of a speed of at least 240 Mbps per sector from 75% of sites by the end of 2022, 85% of sites by the end of 2024, 90% of sites by the end of 2025, and 100% of sites by the end of 2030,

-     coverage of the main highways by the end of 2025, major roads by the end of 2027,

-     the provision of differentiated services and activation of the IPv6 network protocol (Internet Protocol version 6).

In addition, the commitments made by Orange to participate in the first stage of the procedure and which made it possible to obtain 50 MHz at a reserve price became obligations in the authorization issued:

-     from the end of 2023, Orange will have to provide a fixed offer from sites using the 3.5 GHz band and a fixed offer to cover the premises that benefit from fixed-access radio network services,

-     Orange will have to meet reasonable requests for the provision of services from private sector companies and public sector structures, provide indoor coverage, offer hosting for mobile virtual network operators (MVNOs) and be transparent about network failures and planned rollouts;

−    pursuant to the provisions of Article L. 33-13 of the French Postal & Electronic Communications Code regarding coverage in lightly inhabited areas:

-     Orange proposed that it commit to ensuring that, within its FTTH deployment scope in the AMII area, unless refused by third parties, that 100% of homes and professional premises would have access to FTTH sales offers by the end of 2020 (including a maximum 8% of premises connectable on demand) and that 100% of homes and professional premises would be made connectable by the end of 2022. Subsequent to the Arcep opinion, these proposals were accepted by the government in July 2018,

-     outside of the AMII area, Orange proposed that it make deployment commitments within the AMEL area the Vienne, Haute-Vienne, Deux-Sèvres and Lot-et-Garonne departments,

-     lastly, Orange proposed to make commitments outside of the AMII and AMEL areas in the following departments: Orne, Hautes-Pyrénées, Yvelines, Territoire-de-Belfort, Guadeloupe and Martinique;

−    on January 14, 2018, the Orange Group and the other French mobile operators signed an agreement (the "New Deal") to ensure better mobile coverage of French territory, particularly rural areas. This agreement includes enhanced coverage obligations, which are included for the period 2018-2021 in our licenses in force in the bands 900 MHz, 1,800 MHz and 2,100 MHz, and for the post 2021 period, in the new licenses for 900 MHz, 1,800 MHz and 2,100 MHz awarded on November 15, 2018:

-     targeted programs for the improvement of coverage, with the coverage of 5,000 areas by operators by 2029,

-     the generalization of 4G by the end of 2020 on almost all existing mobile sites,

-     the acceleration of the coverage of the transport routes, ensuring that the main road and rail routes have 4G coverage,

-     the supply of a fixed 4G service and the extension of the service to 500 additional sites upon request from the government by 2020,

-     the widespread use of telephone coverage inside buildings, proposing voice over Wi-Fi and SMS over Wi-Fi offers and offers involving the indoor coverage of buildings upon request,

-     the improvement of reception quality throughout the country, particularly in rural areas, with good coverage (according to the Arcep decision No. 2016-1678 relative to publications giving information on mobile coverage) by 2024-2027;

−    in 2015, in France, when the frequencies in the 700 MHz band were allocated:

-     coverage obligations in "priority deployment areas" (40% of the country within 5 years, 92% within 12 years and 97.7% within 15 years) and in "white area" not yet covered by a broadband network (100% within 12 years), at the level of priority road routes (100% within 15 years) and at the level of the national rail network (60% within 7 years, 80% within 12 years and 90% within 15 years);

−    in 2011, in France, when the frequencies in the 2.6 GHz and 800 MHz bands were allocated:

-     an optional commitment to host mobile virtual network operators (MVNOs) on certain technical and pricing terms under Full MVNO schemes,

-     an obligation to provide mobile coverage with theoretical maximum download speeds of at least 60 Mbps per user (25% of the country within 4 years and 75% within 12 years for the 2.6 GHz band, 98% of the country within 12 years and 99.6% within 15 years for the 800 MHz band) which can be met by using both the allocated frequencies and other frequencies,

-     for the 800 MHz band, specifically: a coverage obligation in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming services, a coverage obligation in each department (90% within 12 years, 95% within 15 years) and an obligation to pool resources in communities covered by the "white area" program.

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In Europe:

−    when a 5G license in the 700 MHz band was awarded in Slovakia in 2020:

-     an obligation to provide 5G services using a new radio access network within two years of the award,

-     an obligation to cover 95% of the population of the regional capitals by the end of 2025, 90% of the population outside the regional capitals and 70% of the total population by the end of 2027.

In Africa & Middle East:

−    in 2016, in Senegal, when the 4G license was awarded and the license for mobile 2G and 3G was renewed:

-     a coverage obligation of 90% of the population in 3 years,

-     an obligation to cover in 5 years all territory in the inhabited border areas of Senegal whose number of inhabitants is equal to or greater than 200,

-     a coverage obligation on national roads and highways in 2 years;

−    in 2016, in Egypt, when the 4G license was granted, an obligation to provide 4G coverage of 11% of the population in one year, 42.5% in four years, 69.5% in six years and 70% within ten years;

−    in 2020, in Burkina Faso, when the 4G license was granted and the 2G and 3G licenses renewed, an obligation to cover 60 new localities over eight years and roads over six years.

Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that the Group has the ability to fulfill these commitments towards government authorities.

Commitments related to Public Initiative Networks

As part of the deployment of the High and Very High Speed network in France, the Group entered into contracts via Public Initiative Networks (mainly public service delegation and public-private partnerships contracts as well as public design, construction, operation and maintenance contracts). The commitments relating to these network construction, concession and operation contracts amounted to 4,423 million euros at December 31, 2020. In addition to the guarantees given by Orange on behalf of the Public Initiative Networks, the commitments will result in the recognition of 1,448 million euros of intangible assets, 2,420 million euros of expenses and 555 million euros of financial receivables. Maturities are staggered to 2043.

Guarantees granted to third parties in the ordinary course of business

Commitments made by the Group to third parties in the ordinary course of business represented 1,493 million euros at December 31, 2020. They include performance guarantees granted to some of its Enterprise customers, in particular in the context of network security and remote access, and also include 350 million euros in respect of the guarantee granted by the Group to the Arcep corresponding to the reserve price of a 5G frequency block as part of the auction process in 2020.

The amount of guarantees granted by the Group to third parties (financial institutions, partners, customers and government agencies) to cover the performance of the contractual obligations of non-consolidated entities is not significant. Guarantees granted by the Group to cover the performance of the contractual obligations of the consolidated subsidiaries are not considered as unrecognized contractual commitments, as they would not increase the Group’s commitments in comparison to the underlying obligations of the consolidated subsidiaries.

16.2      Consolidation scope commitments

Asset and liability warranties granted in relation to disposals

Under the terms of agreements between certain Group companies and the acquirers of certain assets, the Group is subject to warranty clauses relating to assets and liabilities. Nearly all material sale agreements provide for ceilings on these warranties.

At December 31, 2020, the main warranties in effect were the following:

−    the uncapped warranties granted to the EE joint venture when contributing the operations in the United Kingdom, concerning the restructuring of equity investments and assets done prior to the contribution expiring in 2022;

−    a warranty given to BT as part of the EE sale, backed 50/50 by Orange Group and Deutsche Telekom as tax and operating warranties, except for events ascribable solely to one or the other, and capped at the contractually set disposal price of 5.1 billion pounds sterling (5,7 billion euros converted at the exchange rate at December 31, 2020) for Orange’s share, which will expire in 2023;

−    standard uncapped warranties granted to Vivendi as part of the disposal of Dailymotion in 2015 (of which 90% took place in 2015 and the remaining 10% in 2017). These warranties will expire at the end of the statutory limitation period;

−    miscellaneous standard warranties granted to buyers of real estate sold by the Group.

Orange believes that the risk of these warranties being enforced is remote and that the potential consequences of their being called are not material with respect to the Group’s results and financial position.

Commitments relating to securities

Under the terms of agreements with third parties, Orange can make or receive commitments to purchase or to sell securities. The on-going commitments at December 31, 2020 are not likely to have material impacts on the Group’s financial position.

Orange Tunisie

Under the terms of the shareholders’ agreement with Investec dated May 20, 2009, Orange has a call option giving it the right to purchase at market value 1% of the share capital of Orange Tunisie plus one share, subject to regulatory authorizations. If this option were to be exercised, Orange would take control of Orange Tunisie. Investec would then have the right to sell to Orange 15% of the share capital of Orange Tunisie at market value.

16.3      Financing commitments

The Group’s main commitments related to borrowings are set out in Note 14.

Orange has pledged (or given as guarantees) certain investment securities and other assets to financial institutions or used them as collateral to cover bank loans and credit facilities.

Guarantees granted to some lending institutions to finance consolidated subsidiaries are not set out below.

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Assets covered by commitments

The items presented below do not include the impact of the regulation on the transferability of the assets or the possibility of contractual restrictions in network asset sharing agreements.

As of December 31, 2020 Orange has no material pledge on its subsidiaries’ securities.

(in millions of euros)	December 31, 2020	December 31, 2019	December 31, 2018
Assets held under finance leases	716	636	574
Non-current pledged, mortgaged or receivership assets (1)	20	366	453
Collateralized current assets	2	2	21
Total	739	1,004	1,048

(1)   Non-current pledged, mortgaged or receivership assets are shown excluding cash collateral deposits, which are presented in Note 13.7.

Non-current pledged or mortgaged assets comprise the following assets given as guarantees:

December 31, 2020 (in millions of euros)	Total in statement of financial position (a)	Amount of asset pledged, mortgaged or receivership (b)	Percentage (b)/(a)
Intangibles assets, net (excluding goodwill)	15,042	18	0%
Property, plant and equipment, net	29,069	1	0%
Non-current financial assets	1,516	-	-
Other (1)	35,627	-	-
Total	81,255	20	0%

(1)   This item mainly includes net goodwill, interests in associates, net deferred tax assets, non-current derivatives assets and rights of use.

Note 17    Mobile Financial Services activities

17.1      Financial assets and liabilities of Mobile Financial Services

The financial statements of Mobile Financial Services activities were put into the format of Orange group’s consolidated financial statements and therefore differ from a presentation that complies with the banking format.

In order to improve the readiness of financial statements and to be able to distinguish the performance of telecom activities from the performance of Mobile Financial Services, the notes related to financial assets and liabilities as well as financial income or expenses are split to respect these two business areas.

Note 13 presents the financial assets, liabilities and related gains and losses specific to telecom activities and Note 17 concerns the activities of Mobile Financial Services with regard to its assets and liabilities, with net financial income being not material.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas (intra-group transactions between telecom activities and Mobile Financial Services activities are not eliminated) with the consolidated statement of financial position as of December 31, 2020.

(in millions of euros)	Orange consolidated financial statements	o/w telecom activities	Note	o/w Mobile Financial Services	Note	o/w eliminations telecom activities/mobile financial services
Non-current financial assets related to Mobile Financial Services activities	1,210	-		1,210	17.1.1	-
Non-current financial assets	1,516	1,544	13.7	-		(27) (1)
Non-current derivatives assets	132	132	13.8	-	17.1.3	-
Current financial assets related to Mobile Financial Services activities	2,075	-		2,077	17.1.1	(2)
Current financial assets	3,259	3,259	13.7	-		-
Current derivatives assets	162	162	13.8	-	17.1.3	-
Cash and cash equivalents	8,145	7,891	14.3	254		-
Non-current financial liabilities related to Mobile Financial Services activities	-	-		27	17.1.2	(27) (1)
Non-current financial liabilities	30,089	30,089	13.3	-		-
Non-current derivatives liabilities	844	769	13.8	75	17.1.3	-
Current financial liabilities related to Mobile Financial Services activities	3,128	-		3,128	17.1.2	-
Current financial liabilities	5,170	5,172	13.3	-		(2)
Current derivatives liabilities	35	35	13.8	-	17.1.3	-

(1)   Loan granted by Orange SA to Orange Bank.

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The Mobile Financial Services segment includes Orange Bank and other entities. As the contribution of other entities to the statement of financial position of the Mobile Financial Services segment and a fortiori of the Group was not material, only Orange Bank data is presented in detail below.

Accounting policies

Since the concept of current or non-current is non-existent in bank accounting, financial assets and liabilities related to loans and borrowings to customers or credit institutions (the ordinary activities of a bank) are classified as current for all periods presented.

With regard to other financial assets and liabilities, classification as current and non-current has been made in light of both the original intention of management and the nature of the assets and liabilities in question. For instance, with regard to Orange Bank’s other financial assets, since investments are managed by portfolio, only the transaction portfolios (financial assets at fair value through profit or loss) have been recognized in current financial assets.

17.1.1       Financial assets related to Orange Bank transactions (excluding derivatives)

The financial assets in connection with the transactions of Orange Bank break down as follows:

(in millions of euros)	December 31, 2020			December 31, 2019	December 31, 2018
	Non-current	Current	Total	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	2	-	2	2	1
Investments securities	2	-	2	2	1
Financial assets at fair value through other comprehensive income that may be reclassified to profit or loss	538	3	540	656	925
Debt securities	538	3	540	656	925
Financial assets at fair value through profit or loss	94	-	94	179	152
Investments at fair value	-	-	-	79	72
Cash collateral paid	74	-	74	76	57
Other	20	-	20	25	23
Financial assets at amortized cost	577	2,074	2,651	3,519	3,614
Fixed-income securities	577	2	579	506	614
Loans and receivables to customers	-	2,000	2,000	1,937	2,000
Loans and receivables to credit institutions	-	70	70	1,073	1,000
Other	-	2	2	3	-
Total financial assets related to Orange Bank activities	1,210	2,077	3,288	4,357	4,692

Debt securities at fair value through other comprehensive income that may be reclassified subsequently to profit or loss

(in millions of euros)	2020	2019	2018
Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss - in the opening balance	656	925	786
Acquisitions	386	165	487
Repayments and disposals	(500)	(442)	(333)
Changes in fair value	1	9	(8)
Other items	(3)	(1)	(7)
Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss - in the closing balance	540	656	925

(in millions of euros)	2020	2019	2018
Profit (loss) recognized in other comprehensive income during the period	1	8	(8)
Reclassification in net income during the period	0	1	-
Other comprehensive income related to Orange Bank	1	9	(8)

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Loans and receivables of Orange Bank

Loans and receivables of Orange Bank are composed of loans and receivables to customers and credit institutions.

In the context of adapting the bank’s accounts into the Group’s financial statements, the following have been considered as loans and advances to customers: clearing accounts and other amounts due, as well as amounts related to securities transactions on behalf of customers.

(in millions of euros)	December 31, 2020	December 31, 2019	December 31, 2018
Overdrafts	802	869	910
Housing loans	869	876	824
Investment loans	129	163	206
Installment receivables (1)	183	-	-
Current accounts	10	17	21
Other	7	12	39
Total loans and receivables to customers	2,000(2)	1,937	2,000
Overnight deposits and loans	-	945	850
Loans and receivables	52	85	85
Other	18	43	65
Total loans and receivables to credit institutions	70	1,073	1,000

(1)   Purchase of Orange Spain receivables.

(2)   At December 31, 2020, Orange Bank is engaged in a self-subscribed securitization program of a portfolio of French personal loans for approximately 600 million euros.

Accounting policies

Financial assets

−    Financial assets at fair value through profit or loss (FVR)

Certain investment securities which are not consolidated or equity-accounted, and cash investments such as negotiable debt securities, deposits and mutual funds (UCITS), that are compliant with the Group’s risk management policy or investment strategy, may be designated by Orange Bank as being recognized at fair value through profit or loss. These assets are recognized at fair value at inception and subsequently. All changes in fair value are recorded in profit or loss.

−    Financial assets at fair value through other comprehensive income that may not be reclassified to profit or loss (FVOCI)

Investment securities which are not consolidated or equity-accounted are, subject to exceptions, recognized as assets at fair value through other comprehensive income that may not be reclassified to profit or loss. They are recognized at fair value at inception and subsequently. Temporary changes in value and gains (losses) on disposals are recorded in other comprehensive income that may not be reclassified to profit or loss.

−    Financial assets at fair value through other comprehensive income that are or may be reclassified subsequently to profit or loss (FVOCIR)

Assets at fair value through other comprehensive income that are or may be reclassified subsequently to profit or loss mainly include investments in debt securities. They are recognized at fair value at inception and subsequently. Temporary changes in value are recorded in other comprehensive income that are or may be reclassified subsequently to profit or loss. In case of disposal, the cumulative profit (or loss) recognized in other comprehensive income is reclassified to profit or loss.

−    Financial assets at amortized cost (AC)

This category primarily comprises miscellaneous loans and receivables as well as fixed-income securities held with the aim of collecting contractual flows. These instruments are recognized at fair value at inception and are subsequently measured at amortized cost using the effective interest method. Impairment and provisions are recorded as soon as loans are granted or commitments are concluded, without waiting for the appearance of an objective indication of impairment. Impairment and provisions are updated as the credit risk evolves (see below "Impairment of financial assets").

Impairment of financial assets

In accordance with IFRS 9, debt instruments classified as financial assets at amortized cost or as financial assets at fair value through other comprehensive income, rental receivables, financing commitments and financial guarantees given are systematically subject to impairment or a provision for expected credit loss. These impairments and provisions are recorded as soon as loans are granted, commitments are concluded or bond securities are acquired, without waiting for the appearance of an objective indication of impairment.

To do this, the financial assets concerned are split into three categories according to the change in credit risk observed since their initial recognition and a depreciation is recorded on the amount outstanding of each of these categories as follows:

−    performing loans: the calculation of losses expected is made on a 12-months basis, and the financial income (interest) is calculated on the basis of the instrument’s gross amount;

−    impaired loans: if the credit risk has significantly worsened since the debt has been booked to the balance sheet, the expected losses, estimated over the duration of the loan, are recognized and the financial income (interest) is calculated based on the gross amount of the instrument;

−    doubtful loans: the expected loss, estimated over the duration of the loan, is depreciated. The financial income is calculated on the basis of the amount of the instrument net of the depreciation.

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17.1.2       Financial liabilities related to Orange Bank transactions (excluding derivatives)

(in millions of euros)	December 31, 2020	December 31, 2019	December 31, 2018
Payables to customers	1,883(1)	3,357	3,396
Debts with financial institutions	885	448	1,103
Deposit certificate	358	475	335
Other	30	28	28
Total Financial liabilities related to Orange Bank activities(2)	3,155	4,307	4,862

(1)   The decrease on payables to customers is mainly due to the discontinuation of Groupama group companies’ account-holding activities.

(2)   Including 28 million euros of non-current financial liabilities in 2020, 2019 and 2018.

Debts related to Orange Bank transactions are composed of customer deposits and bank debts with financial institutions.

(in millions of euros)	December 31, 2020	December 31, 2019	December 31, 2018
Current accounts	949	2,546	2,538
Passbooks and special savings accounts	908	781	776
Other	26	30	82
Total payables to customers	1,883	3,357	3,396
Term borrowings and advances	615	448	467
Securities delivered under repurchase agreements	270	-	636
Total debts with financial institutions	885	448	1,103

17.1.3       Derivatives of Orange Bank

Derivatives qualified as fair value hedges

The main unmatured fair value hedges at the end of 2020 and set up by Orange Bank concern the following interest rate swaps:

−    502 million euros in notional value (of which 14 million euros maturing in 2021, 14 million euros maturing between one and five years and 474 million euros at more than five years), macro-hedging a portion of the real estate loan portfolio. The fair value of these derivatives at December 31, 2020 was (16) million euros;

−    210 million euros in notional value hedging a portfolio of French inflation-indexed fungible Treasury bonds (Obligations Assimilables du Trésor indexées sur l’inflation française - OATi) of the same amount and maturity, i.e. 2023. The fair value of these swaps at December 31, 2020 was (47) million euros;

−    182 million euros in notional value (of which 32 million euros maturing in 2021, 50 million euros maturing between one and two years and 100 million euros at more than five years), hedging a portfolio of French fungible Treasury bonds (Obligations Assimilables du Trésor - OAT) of the same amount and maturity. The fair value of these swaps at December 31, 2020 was (6) million euros;

−    20 million euros in notional value hedging a portfolio of OATi of the same amount and maturity, i.e. 2030. The fair value of these swaps at December 31, 2020 was (5) million euros;

−    5 million euros in notional value hedging a portfolio of securities maturing in 2028 whose fair value at December 31, 2020 was (1) million euros.

The ineffective portion of these hedges recognized in profit or loss in 2020 was not material.

Cash flow hedge derivatives

At January 1, 2020, Orange Bank had documented a micro-hedge of its issues with interest rate swaps which, at the end of 2020, represented:

−    242 million euros in notional value (of which 94 million euros maturing in 2021 and 148 million euros maturing between one and two years) hedging negotiable debt securities issued by the bank, the fair value of which at December 31, 2020 was almost zero.

Trading Derivatives

−    Orange Bank has set up interest rate swaps as economic hedges (not designated as hedges under IFRS) of EIB securities for a total notional amount of 10 million euros maturing in 2029, the fair value of which was (1) million euros at December 31, 2020. The net effects of this hedging strategy on the income statement are not material;

−    Orange Bank has a portfolio of trading swaps with a total notional value of 28 million euros (of which 18 million euros maturing between two and five years and 10 million euros at more than five years) and a total fair value at December 31, 2020 of (1) million euros. The net effects of this hedging strategy on the income statement are not material;

−    Orange Bank has set up interest rate futures with a notional amount of 202 million euros. The notional amount of these derivatives gives only an indication of the volume of outstanding contracts on the financial instruments markets and does not reflect the market risks associated with such instruments or the nominal value of the hedged instruments. The net effects of this hedging strategy on profit or loss are not material.

17.2      Information on market risk management with respect to Orange Bank activities

Orange Bank has its own risk management system in accordance with banking regulations. In terms of banking regulation, Orange Bank is under the supervision of the French Prudential Supervision and Resolution Authority (Autorité de contrôle prudentiel et de résolution - ACPR) and must at all times comply with capital requirements in order to withstand the risks associated with its activities.

Orange Bank’s activities expose it to all of the risks defined by the ordinance of November 3, 2014, relating to the internal control of companies in the banking, payment services and investment services sector subject to the control of the ACPR:

−    credit risk: risk of loss incurred in the event of the default of a counterparty or counterparties considered as the same beneficiary;

−    market risk: risk of loss due to movements in market prices;

−    operational risk: risk resulting from an inadequacy or a failure due to procedures, staff, IT systems or to outside events, including events that are unlikely to occur but that would imply a risk of material loss. Operational risk includes risks of internal and external fraud;

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−    interest rate risk: risk incurred in the event of changes in interest rates impacting on-balance sheet and off-balance sheet transactions, excluding, where applicable, transactions exposed to market risks;

−    liquidity risk: risk that the company would not be able to meet its commitments or not be able to unwind or offset a position due to the market situation;

−    inter-mediation risk on investment service providers: risk of default by a customer or counterparty in the context of a financial instrument transaction in which the company provides a performance guarantee.

The size of the bank and its moderate risk profile led to the choice of standard methods regarding the application of Regulation No. 575/2013 of the European Parliament and of the Council on June 26, 2013.

Orange Bank does not intervene on complex products. For market operations, the strategy defines, on one hand, the limits implemented and controlled and, on the other hand, the quality of the authorized signatories. In addition, the Bank has defined and regularly tests its business continuity system. The Bank has also undertaken, as comprehensively as possible, the identification and assessment of its operational risks, for which it also monitors occurrences.

In line with regulations, and in particular Titles IV and V of the Ordinance of November 3, 2014, the bank’s Executive Committee, upon recommendation of the Risk Management Department, sets the institution’s risk policy, in particular regarding selection of customers and risks, modalities and rules for granting loans, and delegations of authority.

The Risk Management Department analyzes and monitors risks, carries out the necessary controls and produces reports for various committees: the Credit Committee (management of counterparty risk), Risks and Audit Committee (management of operational risks), ALM Committee (management of market, interest rate and liquidity risks) and the Executive Committee.

17.2.1       Market risk management

Orange Bank does not carry out trading operations on its own behalf, its market activity only concerns investments to optimize liquidity management and purchases mainly of interest rate hedges.

Since the start of the health crisis, Orange Bank has noted an increase in credit risk for all counterparties issuing on the financial markets.

The rise in expected and unexpected loss during the health crisis has increased the average probability of default of the securities portfolio. To ensure the quality of the investments held by the bank, a stress test was carried out on the portfolio and the results showed good resistance to the various simulated shocks. Nevertheless, as a precautionary measure, the investment rules have been reviewed, in particular by reducing the limits on the sectors most affected by the pandemic, reviewing the maturities and reassessing the probability of default of each counterparty.

Market risk was characterized by increased volatility on all financial markets with a return to normal at the end of 2020. The absence of exposure to trading portfolios, the bank’s low exposure in terms of its investment portfolios and the fact that it has a significant proportion of low-risk government securities have made it possible to minimize the potential risks.

17.2.2       Liquidity risk management

The onset of the health crisis was characterized by difficulty in accessing liquidity on the financial markets. Orange Bank anticipated this situation by deciding to retain significant liquidity and continued to manage its liquidity prudently throughout the crisis.

At the end of December 2020, the LCR ratio (short-term liquidity ratio) was 435%, thus providing sufficient liquidity to cover any short-term needs. The Net Stable Funding Ratio (NSFR) was 150%. In order to anticipate future liquidity needs, Orange Bank intensified the diversification of its funding sources, notably with the launch of a securitization program and an increase in deposit receipts (unaudited regulatory ratios).

17.2.3       Credit risk management

Orange Bank has maintained a cautious provisioning policy. At the end of 2020, and in line with the requirements of IFRS 9 to take into account economic forecasts in estimating future losses, the bank reviewed the economic scenarios used to determine the provisions for credit risk relating to commitments to customers. Provisions have been increased to anticipate the expected increase in defaults in 2021.

The cost of credit risk amounted to (30) million euros (i.e. 1.6% of average outstandings), of which (15) million euros related to the health crisis (i.e. 0.8% of average outstandings).

In France, a provision of 6 million euros was recognized on consumer loans at December 31, 2020. It takes into account three scenarios (central, optimistic and pessimistic) weighted respectively at 70%, 20% and 10% on the provisioning model of the economic forecasts of GDP in France published by the Banque de France and the OECD.

For mortgage loans and other markets (large companies, professionals and private banking), Orange Bank recognized a provision of 5 million euros for sectors deemed vulnerable, such as hotels and commercial real estate. Despite the quality of borrowers and existing guarantees, the bank estimates that the health crisis could still lead to business failures.

In Spain, Orange Bank recognized a provision of 4 million euros to cover the impacts of the health crisis on the portfolio of installment receivables.

Orange Bank has also recorded a provision of 4 million euros on the consumer credit portfolio with the aim of taking into account the impact of the entry into force of the new definition of default from January 1, 2021.

In addition, and in response to the health crisis, Orange Bank has adapted its credit management practices by adhering to the FBF-ASF market protocol concerning deferral and rescheduling of loans to companies and professionals. At December 31, 2020, the total exposure related to customers whose payments had been deferred amounted to 15 million euros (1.8% of the portfolio) for mortgage loans, 22 million euros (2.7% of outstandings) for consumer loans and 66 million euros (25% of the portfolio) for company and professional portfolios. The majority of postponements have expired and the resumption of repayments took place without significant incidents.

17.2.4       Remaining term to maturity

The following table details the remaining terms of Orange Bank’s financial assets and liabilities, calculated on the basis of the contractual maturity dates:

−    maturity-by-maturity for amortizable transactions;

−    for roll-over loans, since renewals cannot be presumed, the renewal dates are taken to be the final maturity dates;

−    since derivatives are interest rate swaps, they are not subject to any exchange of notional. Their fair value has been broken down by maturity.

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(in millions of euros)	Note	December 31, 2020	2021	2022 to 2025	2026 and beyond
Investments securities	17.1.1	2	-	2	-
Debt securities	17.1.1	540	161	359	20
Investments at fair value	17.1.1	-	-	-	-
Fixed-income securities	17.1.1	579	183	232	165
Loans and receivables to customers	17.1.1	2,000	306	1,006	688
Loans and receivables to credit institutions	17.1.1	70	70	-	-
Other financial assets and derivatives		96	76	3	17
Total financial assets		3,288	796	1,602	890
Payable to customers	17.1.2	1,883	1,883	-	-
Debts with financial institutions	17.1.2	885	278	606	-
Deposit certificate	17.1.2	358	190	168	-
Other financial liabilities and derivatives		105	1	52	52
Total financial liabilities		3,230	2,352	826	52

17.2.5       Fair value of financial assets and liabilities of Orange Bank

(in millions of euros)		Classification under IFRS 9(1)	December 31, 2020
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables	17.1.1	AC	2,070	2,070	-	2,070	-
Financial assets at amortized cost	17.1.1	AC	581	580	580	-	-
Financial assets at fair value through profit or loss	17.1.1	FVR	94	94	94	-	-
Debt securities	17.1.1	FVOCIR	540	540	540	-	-
Investments securities	17.1.1	FVOCI	2	2	2	-	-
Cash and cash equivalent(2)	17.1	AC	254	254	254	-	-
Financial liabilities related to Orange Bank activities	17.1.2	AC	(3,155)	(3,155)	-	(3,155)	-
Derivatives (net amount)(3)	17.1.3		(75)	(75)	-	(75)	-

(1)   "AC" stands for "amortized cost", "FVR" stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".

(2)   Includes only cash.

(3)   The classification for derivatives instruments depends on their hedging qualification.

(in millions of euros)		Classification under IFRS 9(1)	December 31, 2019
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables	17.1.1	AC	3,010	3,010	-	3,010	-
Financial assets at amortized cost	17.1.1	AC	509	501	501	-	-
Financial assets at fair value through profit or loss	17.1.1	FVR	179	179	179	-	-
Debt securities	17.1.1	FVOCIR	656	656	628	28	-
Investments securities	17.1.1	FVOCI	2	2	2	-	-
Cash and cash equivalent(2)		AC	369	369	369	-	-
Financial liabilities related to Orange Bank activities	17.1.2	AC	(4,307)	(4,307)	-	(4,307)	-
Derivatives (net amount)(3)			(74)	(74)	-	(74)	-

(1)   "AC" stands for "amortized cost", "FVR" stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".

(2)   Includes only cash.

(3)   The classification for derivatives instruments depends on their hedging qualification.

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(in millions of euros)		Classification under IFRS 9 (1)	December 31, 2018
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables	17.1.1	AC	3,000	3,000	-	3,000	-
Financial assets at amortized cost	17.1.1	AC	614	641	605	36	-
Financial assets at fair value through profit or loss	17.1.1	FVR	152	152	152	-	-
Debt securities	17.1.1	FVOCIR	925	925	862	63	-
Investments securities	17.1.1	FVOCI	1	1	1	-	-
Cash and cash equivalent(2)		AC	553	553	553	-	-
Financial liabilities related to Orange Bank activities	17.1.2	AC	(4,862)	(4,862)	-	(4,862)	-
Derivatives (net amount)(3)			(46)	(46)	-	(29)	(17)

(1)   "AC" stands for "amortized cost", "FVR" stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".

(2)   Includes only cash.

(3)   The classification for derivatives instruments depends on their hedging qualification.

17.3      Orange Bank’s unrecognized contractual commitments

As at December 31, 2020, Orange Bank is not aware of having entered into any commitment that may have a material effect on its current or future financial position, other than the commitments mentioned below.

Commitments given

(in millions of euros)	December 31, 2020	December 31, 2019	December 31, 2018
Financing commitments (1)	87	421	444
Guarantee commitments	8	8	12
On behalf of financial institutions	4	4	8
On behalf of customers	3	4	4
Property lease commitments	-	23	37
Total	94	452	493

(1)   Corresponds to credit commitments granted to customers, credits granted but not yet released and unused portion of financing granted. As at December 31, 2019, these commitments also included a financing commitment for Groupama of 320 million euros, a commitment which ended in 2020 due to the discontinuation of the account-keeping activity that Orange Bank provided with entities of the Groupama group.

Commitments received

(in millions of euros)	December 31, 2020	December 31, 2019	December 31, 2018
Received from financial institutions (1)	770	747	681
Received from customers	102	149	153
Total	872	896	834

(1)   Corresponds to guarantees received from Crédit Logement to counter-guarantee the mortgages distributed.

Assets covered by commitments

(in millions of euros)	December 31, 2020	December 31, 2019	December 31, 2018
Assets pledged as security to lending financial institutions as guarantees for bank loans	1,160	1,126	715
Total	1,160	1,126	715

Note 18    Litigation

This note presents all of the significant disputes in which the Group is involved with the exception of litigation relating to disputes between Orange and the tax or social administrations in relation to operational or income taxes or social contributions. These disputes are described, respectively, in Notes 11 and 7.2.

As at December 31, 2020, the provisions for risks recorded by the Group for all the disputes (except those presented in Notes 11 and 7.2) amounted to 525 million euros (versus 643 million euros at December 31, 2019 and 572 million euros at December 31, 2018). Orange believes that any disclosure on a case-by-case basis could seriously harm the Group’s position. The balance and overall movements on provisions are presented in Note 6.2.

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France

Mobile services

−    In parallel to the judicial inquiry for which a final ruling was handed down on December 17, 2015 a final verdict was reached by the French Competition Authority fining Orange 350 million euros for having implemented four anti-competitive practices in the "Enterprise" market segment and imposing injunctions, SFR brought an action on June 18, 2015, for damages suffered because of Orange’s practices. After several successive increases in April 2016 and September 2018, SFR raised its claim from the initial 512 million euros to 3 billion euros in July 2019. The Group believes this claim represents a risk. In the wake of this decision, Céleste and Adista also brought actions against Orange before the Paris Commercial Court for damages. To date, the overall claims of SFR, Céleste and Adista represent a total of 3.1 billion euros. These cases are currently being investigated by the courts and a decision of the Paris Commercial Court is expected by the end of the first quarter 2021 in the SFR case.

−    Concurrently to their complaints filed with the French Competition Authority, regarding practices of Orange in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guyana, for which Orange was definitively ordered to pay a fine of 63 million euros in December 2009 reduced to 60 million euros by the Paris Court of Appeal in July 2013, Digicel and Outremer Telecom initiated before the Paris Commercial Court respectively in March 2009 and October 2010, legal actions for alleged damages stemming from these practices, in an amount which Digicel had assessed at 329 million euros increased to 493 million euros in November 2015 and Outremer at 75 million euros. After it was ordered by the Paris Commercial Court in March 2015 that 8 million euros should be paid to Outremer Telecom, the Paris Court of Appeal decreased the amount of the fine to 3 million euros in May 2017, noting inter alia that the damages should be discounted at the statutory rate of interests. On December 18, 2017 the Paris Commercial Court ordered Orange to pay Digicel the sum of 180 million euros, to be discounted from March 2009 until the date of payment at a rate of interest higher than that adopted by the Paris Court of Appeal in the Outremer Telecom litigation, i.e. a total amount of 346 million euros. Orange filed an appeal and, at the same time, obtained from the Paris Court of Appeal on February 6, 2018, the right to escrow only the notional amount of the penalty until the court ruled on the merits of the case. On June 17, 2020, the Paris Court of Appeal overturned the discounting method applied to the damages set forth in the judgement rendered by the Paris Commercial Court on December 18, 2017, which ordered Orange to pay to Digicel 180 million euros in principal. Following this judgment, Orange was refunded 97 million euros. Orange appealed to the French Supreme Court and re-assessed the risk related to the possible reversal of the Court of Appeal’s judgment, which would return the parties to the situation following the first-instance court’s decision.

Fixed-line services

−    In 2010, SFR and then Verizon summoned Orange SA to appear before the Paris Commercial Court demanding the reimbursement of alleged overpayments on interconnection services provided by Orange, the price of which allegedly did not reflect their cost. On June 18 and 25, 2013, the Paris Commercial Court dismissed their claims but ordered Orange to pay Verizon 1 million euros damages with respect to services provided in 2008. Orange paid this amount in 2013. SFR and Verizon filed appeals against these decisions. In December 2015, the Paris Court of Appeal dismissed in full the claims made by SFR and confirmed the first instance decision. In September 2017, the French Supreme Court rejected SFR’s appeal. Furthermore, in April 2017, the Paris Court of Appeal dismissed Verizon completely and reversed the compensation of 1 million euros granted for services provided in 2008. On June 5, 2019, the French Supreme Court annulled the decision of the Paris Court of Appeal and restored the parties to the situation they were in following the first instance court’s decision rendered on June 25, 2013. The proceedings are still ongoing.

−    In 2012, SFR brought an action against Orange SA before the Paris Commercial Court denouncing its retail offers for the secondary residences market and claiming 218 million euros for losses allegedly suffered. In February 2014, the trial court ruled that Orange had abused its dominant position and ordered it to pay 51 million euros in damages to SFR. In October 2014, the Paris Court of Appeal annulled this decision which was then reversed by the French Supreme Court on April 12, 2016. Orange had then to pay 53 million euros to SFR pursuant to the trial court’s ruling. SFR had raised its claims to 257 million euros before the Court of Appeal. On June 8, 2018, the Court of Appeal sentenced Orange to pay 54 million euros. Orange paid the balance following the cancellation of the previous ruling from the Court of Appeal and appealed to the French Supreme Court. On September 16, 2020, the French Supreme Court overturned the judgment handed down by the Court of Appeal and restored the parties to the situation they were in following the Paris Commercial Court’s decision. Orange applied to the Court of Appeal to have its conviction overturned and the return of the sums awarded.

Other proceedings in France

−    In June 2018, Iliad brought summary proceedings against Orange SA before the presiding judge of the Paris Commercial Court, aiming to ban some of its mobile telephony offers proposing mobile handsets at attractive prices accompanied by a subscription package, on the grounds that they constituted consumer credit offers. The case is currently being investigated by the judges deciding on the merits of the case. On October 16, 2020, Iliad, for the first time, assessed its loss at 790 million euros.

−    In December 2018 the administrators of former UK retailer Phones 4U, (which is in administration and no longer trading), filed a claim against the three main UK mobile network operators, including EE, and their respective existing or former parent companies including Orange. The claim (of an unquantified amount) is currently being disputed before the High Court of England and Wales. Orange challenges vigorously the allegations raised by Phones 4U which include collusion.

−    Orange Bank is the object of two historic lawsuits whereby the plaintiffs claim in total about 350 million euros in financial damages that they allege to have suffered. As Orange Bank believes these claims to be without merit and is contesting them strongly, the Group has not recognized any financial liability.

−    In August 2020, ASSIA brought proceedings against Orange SA before the Paris Civil Court for infringement of two dynamic xDSL line management patents. ASSIA claims a total of around 500 million euros for the financial damage it claims to have suffered. Orange SA considers its claims to be unfounded and challenges them. The proceedings are currently being examined by the judges deciding on the merits of the case.

−    The Evaluation and Compensation Committee, set up as part of the France Telecom employee-related crisis trial, to examine individual claims submitted by individuals present in the company between 2007 and 2010 and their beneficiaries, extended the period for submitting files until December 31, 2020. This Committee is continuing to analyze and process the requests received. At the end of December 2020, around 1,700 individual requests had been received, about 470 of which had been closed subsequent to an agreement and the other requests are being processed.

Poland

−    In 2011, the Polish Competition Authority (UOKiK) sanctioned the four major Polish mobile operators, including Orange Polska, for collusion to delay the development of new services in the mobile television market. This sanction was nullified in 2015 by the Court for the protection of competition and consumers. In 2017, the Court of Appeal dismissed the appeal of the UOKiK, who appealed to the Supreme Court. On November 26, 2016, the company Magna Polonia brought suit jointly and severally against the operators to the Warsaw Commercial Court and claimed 618 million zlotys (144 million euros) for the damages it allegedly sustained due to these practices. On February 9, 2018, the Warsaw Commercial Court examined the Magna Polonia claim and decided to postpone its ruling until after the Polish Supreme Court had come to a decision. On October 31, 2019, the Supreme Court confirmed the inexistence of collusive practices, thus rendering the claim made by Magna Polonia to the Warsaw Commercial Court without merits. In November 2019, Magna Polonia withdrew from the proceedings and, on December 13, 2019, the court interrupted the proceedings. The dispute is now closed.

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−    In 2013, the UOKiK opened an investigation on the country’s three main mobile operators, including Orange Polska, for abuse of a dominant position in relation with the retail rates imposed by these three operators on the calls made to the network of the polish P4 operator. On January 2, 2018, UOKIK suspended the proceedings against the three operators as there were no longer anti-competitive grounds. In addition, in 2015 P4 issued two claims for damages for a total amount of 630 million zlotys (138 million euros) against the three operators jointly, as compensation for the loss it alleged to have suffered in relation to the contested pricing practices. In 2018, the Court of First Instance dismissed in its entirety the first compensation claim in the amount of 316 million zlotys (70 million euros). P4 has appealed against this decision. On December 28, 2020, the Court of Appeal dismissed the judgment rendered by the Court of First Instance and referred the parties to the Court of First Instance. P4’s second claim for compensation for 314 million zlotys (69 million euros) has not yet been notified on Orange Polska.

Romania

−    On March 29, 2016, investigators from the Romanian Competition Council made an investigation at the headquarters of Orange Romania, concerning possible discriminatory practices in the mobile payment and advertising markets. Following the investigation, the Competition Council fined Orange Romania 65 million leu (13 million euros) on December 18, 2018. Orange Romania was notified of this decision on April 15, 2019 and filed an appeal on May 9, 2019. The proceedings are ongoing.

Middle East and Africa

−    A number of shareholder disputes are ongoing between the joint venture comprising Agility and Orange, on the one hand, and its Iraqi co-shareholder in the capital of the Iraqi operator Korek Telecom, on the other. These disputes, which concern various breaches of contractual documents, are the subject of p-contentious proceedings and arbitral and judicial proceedings in various countries. In addition, on March 19, 2019, following an administrative decree adopted by the Iraqi Ministry of Trade and Industry, the General Directorate of Companies in Erbil (Iraqi Kurdistan) implemented the 2014 decision of the Iraqi regulatory authority (CMC) to cancel the partnership dated March 2011 between the operator Korek Telecom, Agility and Orange and to restore the shareholding of Korek Telecom as it existed before Orange and Agility had acquired a stake. As a result, the registration of Korek Telecom shares in the name of the original shareholders was imposed without any compensation or reimbursement of the amounts invested. Orange thus considers that it was thus unlawfully expropriated of its investment and, on March 24, 2019, sent a notice of dispute to the Republic of Iraq based on the Bilateral lnvestment Treaty between France and Iraq. In the absence of an amicable settlement with the Iraqi State, Orange submitted a request for arbitration with the International Center for the Settlement of Investment Disputes (ICSID) on October 2, 2020.

−    In Jordan, the telecom operator Zain, brought an action against Jordan Telecommunications Company (Orange Jordan) for failure to open geographical numbers allocated by the Jordanian regulator. Zain has estimated its damages at 250 million Jordanian dinars (288 million euros). An arbitration proceeding is ongoing. Orange Jordan considers that the amount of the claim is not justified.

In order to provide its telecommunication services, the Group sometimes uses fixed assets of other parties. Terms of use of these assets are not always formalized. The Group is sometimes subject of claims and might be subject to future claims in this respect, which could result in a cash outflow in the future. The amount of the potential obligations or future commitments cannot be measured with sufficient reliability due to legal complexities involved.

Other than proceedings that may be initiated in respect of tax and social audits (see Notes 7.2 and 11), there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending, suspended or threatened, of which Orange is aware of, which may have or have had in the last 12 months a material impact on the Company’s and/or Group’s financial position or profitability.

Note 19    Subsequent events

Orange Concessions

On January 22, 2021, Orange has entered into an exclusive agreement with La Banque des Territoires (Caisse des dépôts), CNP Assurances and EDF Invest, for the sale of 50% of the capital and joint control of Orange Concessions. Subject to obtaining the agreement of the relevant antitrust authorities and all stakeholders, the closing of this transaction should be completed in the second half of 2021 (see Note 4.3).

Note 20    Main consolidated entities

As at December 31, 2020, the scope of consolidation consisted of 418 entities.

The main changes in the scope of consolidation in 2020 are presented in Note 4.2.

Regarding subsidiaries with minority interests:

−    financial statements for Orange Polska Group, Sonatel Group, Jordan Telecom Group and Orange Belgium Group are respectively published to the Warsaw Stock Exchange, the Regional Stock Exchange (BRVM), the Amman Stock Exchange and the Brussels Stock Exchange, those companies being quoted;

−    the other subsidiaries are not significant compared to Orange’s financial data. Consequently, financial information is not presented for these subsidiaries in the notes to Orange’s consolidated financial statements.

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Pursuant to ANC Regulation No. 2016-09 of December 2, 2016 of the French Accounting Standards Authority, the full list of the companies included in the scope of consolidation, the companies excluded from the scope of consolidation and the non-consolidated equity investments, is available on the Group’s website (https://gallery.orange.com/finance#lang=en&v=5c6a1b51-a537-454e-b2d3-6e4664be2c6a).

The list of the principal operating entities shown below was determined based on their contributions to the following financial indicators: revenue and EBITDAaL.

Company		Country
Orange SA	Parent company	France
Main consolidated entities
France	% Interest	Country
Orange SA - Business Unit France	100.00	France
Orange Caraïbe	100.00	France
Générale de Téléphone	100.00	France
Alliance Très Haut Débit	100.00	France
Auvergne Très Haut Débit	100.00	France
Gironde Très Haut Débit	100.00	France
Europe	% Interest	Country
Orange Belgium	52.91	Belgium
Orange Communications Luxembourg	52.91	Luxembourg
Orange Spain and its subsidiaries	100.00	Spain
Orange Moldova	94.41	Moldova
Orange Polska and its subsidiaries	50.67	Poland
Orange Romania	99.20	Romania
Orange Slovensko	100.00	Slovakia
Africa & Middle East	% Interest	Country
Orange Burkina Faso	85.80	Burkina Faso
Orange Cameroon	94.40	Cameroon
Orange RDC	100.00	Congo
Orange Côte d’Ivoire	72.50	Côte d’Ivoire
Orange Egypt for Telecommunications and its subsidiaries	99.96	Egypt
Orange Guinée (1)	37.64	Guinea
Orange Bissau (1)	38.04	Guinea-Bissau
Jordan Telecom and its subsidiaries	51.00	Jordan
Orange Mali (1)	29.37	Mali
Médi Telecom (2)	49.00	Morocco
Sonatel (1)	42.33	Senegal
Enterprise	% Interest	Country
Orange SA - Business Unit Enterprise	100.00	France
Globecast Holding and its subsidiaries	100.00	France
Orange Business Services SA and its subsidiaries	100.00	France
Business & Decision and its subsidiaries	100.00	France
Basefarm and its subsidiaries	100.00	Norway
Orange Business Services Participations and its subsidiaries	100.00	United Kingdom
SecureData and its subsidiaries	100.00	United Kingdom
SecureLink and its subsidiaries	100.00	Netherlands
International Carriers & Shared Services	% Interest	Country
Orange SA - Business Unit IC&SS	100.00	France
FT IMMO H	100.00	France
Orange Marine	100.00	France
Orange Studio	100.00	France
OCS	66.67	France
Orange Brand Services	100.00	United Kingdom
Mobile Financial Services	% Interest	Country
Orange Bank	75.86	France

(1)   Orange SA controls Sonatel and its subsidiaries, which are fully consolidated, under the terms of the shareholders’ agreement as supplemented by the Strategic Committee Charter dated July 13, 2005 (Orange SA owns and controls 100% of Orange MEA, which owns and controls 42.33% of Sonatel Group).

(2)   Orange SA controls Medi Telecom and its subsidiaries, following the acquisition in December 2010 of 40% and the acquisition in July 2015 of additional interests for 9% and 1.1% of usufruct (Orange SA owns and controls 100% of Orange MEA, which owns and controls, via its subsidiary Atlas Country Support, 49% of Medi Telecom).

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Note 21    Auditors’ fees

As required by Decree no. 2008-1487 of December 30, 2008, the following table shows the amount of fees of the auditors of the parent company and their partner firms in respect of the fully consolidated subsidiaries.

(in millions of euros)	Audit and related services					Other services rendered by auditors’ networks to fully-consolidated subsidiaries	Total
	Statutory audit fees, certification, auditing of the accounts		Services required by the law		Sub-total
		o/w issuer		o/w issuer
EY
2020	10.0	5.2	0.0	0.0	10.1	0.4	10.5
%	96%	50%	0%	0%	93%	4%	100%
2019	10.2	5.1	0.3	-	10.5	0.4	10.8
%	94%	48%	3%	0%	97%	3%	100%
2018	10.6	5.4	0.3	-	10.8	0.4	11.3
%	94%	48%	2%	0%	96%	4%	100%
KPMG
2020	10.2	5.1	0.5	0.2	10.7	0.1	10.8
%	94%	47%	5%	2%	99%	1%	100%
2019	9.8	5.1	0.4	0.2	10.2	0.1	10.3
%	95%	49%	4%	2%	99%	1%	100%
2018	10.9	6.3	0.5	0.3	11.4	0.1	11.5
%	95%	55%	4%	2%	99%	1%	100%

The services provided by the statutory auditors were authorized pursuant to the rules adopted by the Audit Committee and updated each year since October 2016. No fiscal services were provided by the statutory auditors.

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3.4    Orange SA Statutory Financial Statements

Income statement

Balance sheet - assets

Balance sheet - equity and liabilities

Statement of cash flows

Note 1      Description of business and status

Note 2      Impact of the health crisis linked to the Covid-19 pandemic

Note 3      Notes to the income statement

3.1   Revenue

3.2   Taxes other than income tax

3.3   Labor expenses

3.4   Finance costs, net

3.5   Exceptional income and expense

3.6   Income tax

Note 4      Notes on the balance sheet - assets

4.1   Property, plant and equipment and intangible assets

4.2   Financial assets

4.3   Other receivables

4.4   Cash and marketable securities

4.5   Prepaid expenses

4.6   Translation adjustments

Note 5      Notes to the balance sheet - equity and liabilities

5.1   Equity

5.2   Other shareholders’ equity

5.3   Provisions

5.4   Financial liabilities

5.5   Exposure to market risks

5.6   Other current liabilities

5.7   Deferred income

5.8   Maturity of non-financial receivables and payables

Note 6      Contractual obligations and off-balance sheet commitments

6.1   Commitments related to operating activities

6.2   Other commitments

6.3   Financing commitments

Note 7      Litigation

Note 8      Transactions with companies and related parties

Note 9      Subsequent events

Note 10   Accounting policies for preparing the financial statements

10.1    Accounting policies

10.2    Use of estimates

Note 11   Compensation allocated to members of Orange SA’s Board of Directors and Executive Committee

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3.4.1      Orange SA Statutory Financial Statements

The Statutory Financial Statements of Orange SA for the year to December 31, 2020 were approved by the Board of Directors at its meeting of February 17, 2021 and will be submitted to the Shareholders’ Meeting of May 18, 2021 for approval.

Financial statements

Income statement

(in millions of euros)	Note	2020	2019
Revenue	3.1	22,602	22,790
Capitalized costs		1,602	1,789
Other income and expense reclassifications		863	1,098
Financial provision reversals		207	187
Total operating income		25,274	25,864
Consumption of goods and merchandise		(2,096)	(2,417)
Other external purchases and expenses		(8,365)	(7,939)
Taxes other than income tax	3.2	(1,135)	(1,057)
Labor expenses	3.3	(6,083)	(6,349)
Other operating expenses		(815)	(766)
Depreciation and amortization		(3,664)	(3,671)
Provisions		(313)	(207)
Total operating expenses		(22,471)	(22,406)
Operating income		2,803	3,458
Financial income		5,105	3,112
Financial provision reversals		36	1,879
Total financial income		5,141	4,991
Interest and similar expenses		(4,547)	(3,710)
Provisions		(2,996)	(1,015)
Total financial expenses		(7,543)	(4,725)
Finance costs, net	3.4	(2,402)	266
Income before tax and exceptional items		401	3,723
Exceptional income		3,246	1,997
Exceptional expenses		(3,059)	(2,387)
Exceptional income and expense	3.5	187	(390)
Employee profit-sharing		(115)	(141)
Income tax	3.6	1,914	(333)
Net income		2,387	2,859

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Balance sheet - assets

(in millions of euros)	Note	December 31, 2020			December 31, 2019
		Cost	Depreciation, amortization & impairment	Net	Net
Fixed assets
Intangible assets	4.1	33,633	(6,178)	27,455	26,700
Property, plant and equipment	4.1	62,184	(45,207)	16,977	16,512
Financial assets	4.2	51,324	(9,551)	41,773	44,110
Total non-current assets (a)		147,141	(60,936)	86,205	87,322
Current assets
Inventories		373	(14)	359	461
Trade receivables		3,359	(352)	3,007	2,508
Other receivables	4.3	1,293	(8)	1,285	942
Marketable securities	4.4	8,224	-	8,224	8,229
Cash	4.4	1,730	-	1,730	1,378
Prepaid expenses	4.5	846	-	846	875
Total current assets (b)		15,825	(374)	15,451	14,393
Foreign exchange losses (c)	4.6	215	-	215	499
Total assets (a+b+c)		163,181	(61,310)	101,871	102,214

Balance sheet - equity and liabilities

(in millions of euros)	Note	December 31, 2020	December 31, 2019
Equity
Share capital		10,640	10,640
Share premium		15,872	15,872
Statutory reserve		1,064	1,064
Retained earnings		8,044	6,780
Net income		2,387	2,859
Grants		436	466
Accelerated depreciation		2,723	2,397
Total equity (a)	5.1	41,166	40,078
Other shareholders’ equity (b)	5.2	6,253	6,483
Provisions (c)	5.3	3,942	4,542
Payables
Financial liabilities	5.4	34,215	35,629
Trade payables		6,049	4,931
Other current liabilities	5.6	7,417	7,953
Deferred income	5.7	1,609	1,656
Total liabilities and deferred income (d)		49,290	50,169
Foreign exchange gain (e)	4.6	1,220	942
Total equity and liabilities (a+b+c+d+e)		101,871	102,214

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Statement of cash flows

(in millions of euros)	Note	2020	2019
Cash flows related to operating activities
Net income		2,387	2,859
Non-cash items
Depreciation of property, plant and equipment and intangible assets (1)		3,656	3,658
Net loss/(gain) on disposal of assets		(674)	(206)
Change in provisions and other non-cash items (2)		2,774	(1,121)
Changes in working capital requirement
Decrease (increase) in inventories		107	57
Decrease (increase) in trade receivables		(531)	(194)
Decrease (increase) in other receivables and prepaid expenses	4.3 and 4.5	(124)	443
Increase (decrease) in trade payables (excluding fixed assets)		99	(135)
Increase (decrease) in other payables and deferred income	5.6 and 5.7	192	(731)
Increase (decrease) in foreign exchange gains/losses	4.6	(142)	297
Net cash provided by operating activities (3)		7,744	4,927
Cash flows related to investing activities
Purchases of property, plant and equipment and intangible assets (4)	4.1.1	(6,071)	(4,975)
Increase (decrease) in fixed asset trade payables (4)		1,022	1
Proceeds from disposal of property, plant and equipment and intangible assets (5)		1,899	846
Subscription to Orange Participations capital increase	4.2	(320)	(100)
Subscription to Orange Digital Investment capital increase	4.2	(58)	(15)
Subscription to Orange Business Services SA capital increase	4.2		(581)
Buyback of treasury shares - free share award plans	4.4	(3)	(27)
Other disposals (buybacks) of treasury shares	4.4	10	(7)
Decrease (increase) in other non-current financial assets	4.2	12	(301)
Net cash used in investing activities		(3,509)	(5,159)
Cash flows related to financing activities
Long-term debt issuance	5.4	2,350	9,499
Repayment of long-term debt	5.4	(2,735)	(4,474)
Increase (decrease) in other current financial liabilities		(118)	(973)
Change in cash collateral		(749)	605
Issuances (redemptions) of subordinated notes (6)	5.2	(150)	496
Dividends paid	5.1.2	(1,595)	(1,857)
Change in Group current accounts	4.3 and 5.6	(766)	(48)
Net cash used in financing activities		(3,763)	3,248
Net change in cash and marketable securities		472	3,016
Cash and marketable securities at beginning of period (7)		9,467	6,451
Cash and marketable securities at end of period (7)		9,939	9,467

(1)   Including net reversals of grants and provisions.

(2)   Consists mainly of changes in provisions for impairment of securities and employee benefits.

(3)   Including, in 2020, a refund of 2,246 million euros related to the favorable decision on the tax dispute for the years 2000-2006 handed down by the Conseil d’État on November 13, 2020. (see Note 3.6 Income tax).

(4)   Including, in 2020, the acquisition of blocks of 5G frequencies for 875 million euros, with the payment of an initial installment of (149) million euros over the fiscal year (see Note 4.1.1 Intangible assets).

(5)   Including, in 2020, transfers of co-financing to other operators on the fiber network. (see Note 3.5 Exceptional income and expense).

(6)   Including, in 2020, two redemptions of TDIRAs for (185) million euros. (see Note 5.2.2 TDIRAs).

(7)   Excluding treasury shares.

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Note 1        Description of business and status

Orange SA ("the Company") is the parent company of the Orange group ("the Group"). It is engaged in both operational activities and subsidiary financing activities for the Orange group. The Company provides its B2C and B2B customers and other telecommunication operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission, Internet and multimedia, and other value-added services.

The Company’s purpose, as laid down in Article 2 of the Bylaws, is as follows: "As a trusted partner, Orange gives everyone the keys to a responsible digital world".

Orange SA is governed by French law on public limited companies (sociétés anonymes), subject to specific laws governing the Company, particularly French law No. 90-568 of July 2, 1990 relating to the organization of public postal and telecommunication services, and Government Order 2014-948 of August 20, 2014 on the governance and capital transactions of companies with public shareholding. Orange SA is also regulated by its Bylaws.

The activities of the Company are governed primarily by European Union directives and by the French Postal and Electronic Communications Code (Code français des postes et des communications électroniques).

Orange SA has been listed since 1997 on Euronext Paris (symbol: ORA) and on the New York Stock Exchange (symbol: ORAN).

Note 2        Impact of the health crisis linked to the Covid-19 pandemic

The Covid-19 pandemic that affected France and the world in 2020 prompted Orange SA to rapidly implement actions to protect its employees, suppliers, subcontractors and customers and, further afield, all of its stakeholders.

Their rollout, as well as the decisions taken by governments, affected Orange’s activities and financial position; moreover, their consequences are not easily quantifiable, as they are difficult to separate from other factors affecting the period.

However, in 2020, the main effects of the Covid-19 pandemic on Orange SA’s revenue are as follows:

−    a widespread and significant decline in revenues from international roaming (customers and visitors);

−    a sharp decline in equipment sales;

−    lower than expected growth in revenues from fixed-line services to operators;

−    a slowdown in services to businesses;

−    a general decline in sales activity.

At December 31, 2020, the main specific additional costs incurred by the management of the health crisis on operating income (loss) were estimated at around 150 million euros, mainly related to:

−    costs related to health arrangements;

−    measures to support certain network services in order to maintain activity and offset part of the fixed costs of service providers in France;

−    donations and sponsorships;

−    the payment of specific bonuses to some employees in connection with the health crisis;

−    losses and provisions on trade receivables.

Concerning Orange SA’s investments, the main effect is a reduction in investments, linked to the slowdown or temporary postponement of a certain number of projects, despite a rebound in the second half of the year.

Lastly, the effects of the health crisis were assessed as part of asset impairment tests using the estimates and assumptions specified in Note 4.2. Financial assets.

Note 3        Notes to the income statement

3.1         Revenue

(in millions of euros)	2020	2019
Convergence services	5,150	5,030
Mobile services only	2,583	2,757
Fixed-line services only	7,073	7,148
IT & integration services	650	676
Other carrier services	5,135	5,280
Equipment sales	975	1,050
Other revenue	1,036	849
Total (1)	22,602	22,790

(1)   Revenue generated outside France is not significant.

Breakdown of revenue by product line is as follows:

−    revenue from convergent services includes revenue invoiced to B2C customers of convergent offers (excluding equipment sales, see the definition of this term) defined as the combination of at least a fixed broadband access (xDSL, FTTx, cable, 4G fixed) and a mobile contract;

−    revenue from mobile services only includes revenue billed to mobile contract customers (incoming and outgoing calls: voice, SMS and data), excluding convergent services and equipment sales (see these definitions);

−    revenue for fixed-line services only includes revenue billed to clients for fixed services excluding convergent services and equipment sales (see these definitions). It includes conventional fixed telephony, fixed broadband services, business solutions and networks (with the exception of France, for which most business solutions and networks are supported by the Enterprise operating segment);

−    revenue from IT & integration services includes revenues from unified communication and collaboration services (Local Area Network and telephony, consultancy, integration, project management, video-conference offers), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, services related to Machine to Machine activities (off-line), as well as sales of equipment related to the above products and services;

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−    revenue from other carrier services includes:

-     mobile services to carriers, which, in particular, combine incoming mobile traffic, visitor roaming, network sharing, national roaming and mobile virtual network operators (MVNOs),

-     fixed services to carriers, which especially include domestic interconnections, services to international carriers, access services to broadband and very high-speed broadband (fiber optic access, unbundling of telephone line, DSL access sales), and wholesale sales of telephone lines;

−    equipment sales combine all fixed and mobile equipment sales, with the exception of (i) equipment sales related to providing integration and IT services, and (ii) equipment sales to external distributors and brokers;

−    other revenues include, in particular, equipment sales to external distributors and brokers, revenues from portals, online advertising and the Group’s cross-functional activities and other miscellaneous revenue.

3.2         Taxes other than income tax

(in millions of euros)	2020	2019
Territorial Economic Contribution, IFER (1) and similar taxes	(741)	(723)
Other taxes and duties, including COSIP tax (2)	(394)	(334)
Total	(1,135)	(1,057)

(1)   Flat-rate tax on network enterprises.

(2)   Account to support the broadcast programming industry.

3.3         Labor expenses

(in millions of euros)	2020	2019
Average number of employees (full-time equivalents) (1) (2)	64,389	66,755
Wages and employee benefit expenses	(6,083)	(6,349)
of which
- Wages and salaries	(3,911)	(4,055)
- Social security charges (3)	(1,703)	(1,767)
- Provision for employee incentive bonuses for the year	(196)	(191)
- Payments to the Works Council	(110)	(123)
- Other expenses (4)	(163)	(213)

(1)   Of whom 34% were French civil servants (compared with 36% at December 31, 2019).

(2)   Broken down as follows:

•       senior management and management: 60%;

•       employees, technicians and supervisors: 40%.

(3)   The charge for defined-contribution pension plans was 632 million euros and comprised mainly the flat-rate contribution to the pension plan for civil servant employees of Orange SA, which was a rate of 48.85% in 2020 compared with 47.7% in 2019.

(4)   Of which:

•       13 million euros in 2020, compared with 64 million euros in 2019, in connection with the free share award plans (see Note 5.3.2 Free share award plans).

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3.4         Finance costs, net

(in millions of euros)	Note	2020	2019
Dividends received	4.2	1,419	524
Orange Brand Services Limited		300	400
Atlas Services Belgium		1,000	-
Orange Caraïbe		10	49
FT IMMO H		97	67
Rimcom		9	-
Nordnet		-	7
Other		2	2
Revenue from marketable securities		(21)	(14)
Revenue from receivables related to investment securities and current accounts		80	93
Loan interest		(948)	(1,043)
Interest on other shareholders’ equity (including subordinated notes)		(260)	(292)
Interest on derivative instruments		112	180
Net foreign exchange gain or loss		184	(48)
Change in impairment of investment securities	4.2	(2,971)	765
Orange Polska		(59)	(277)
Atlas Services Belgium		(2,785)	(658)
Rimcom		(47)	55
Globecast Holding		(68)	35
Orange Participations		-	1,635
Other (net change)		(12)	(25)
Net change in provisions for subsidiary risk	5.3	21	144
Other operating income/expense and changes in other provisions		(16)	(43)
Total		(2,402)	266

3.5         Exceptional income and expense

(in millions of euros)	Note	2020	2019
French part-time for seniors plans (1)	5.3	(12)	(25)
Provision for risks on property leases		(55)	(29)
Change in regulated provisions (2)		(325)	(307)
Disposals, changes in provisions and exceptional items (3)		579	(29)
Total		187	(390)

(1)   Benefits paid under this regime, which give rise to a provision reversal for the same amount, are reclassified under exceptional income and expense through an expenses reclassification account (479 million euros transferred in 2020 compared with 625 million euros in 2019).

(2)   Corresponds to tax depreciation.

(3)   Including mainly net proceeds from sales to other operators on the fiber network linked to co-financing and non-recurring agreements in 2020.

3.6         Income tax

(in millions of euros)	2020	2019
Income tax benefit/(expense), net of income from tax consolidation group	1,914	(333)

Income tax expense

At December 31, 2020, Orange SA recognized net tax income of 1,914 million euros, mainly including tax income of 2,246 million euros, as a result of the favorable decision handed down by the Conseil d’État on November 13, 2020 on a dispute for the years 2005-2006. This amount mainly comprises an income tax expense of (447) million euros and income from tax consolidation of 63 million euros accruing to Orange SA, the parent company of the tax consolidation group, and tax credits in the amount of 52 million euros.

Orange SA has elected for Group tax consolidation relief with various subsidiaries. At December 31, 2020, the tax consolidation group comprised 73 companies (79 companies at December 31, 2019).

The Company’s net future tax relief reflects an amount in the order of 231 million euros at December 31, 2020, (485 million euros at December 31, 2019), which is primarily linked to the provision for employee benefits. This relief will mainly be applied over the period from 2021 to 2029.

Developments in tax disputes and audits

Tax audits

Orange SA was subject to a tax audit covering fiscal years 2015 to 2016. An amending proposal was issued covering the calculation of trademark fees paid by Orange SA to the British company Orange Brand Services Ltd and deducted from its taxable income. The administration questions the inclusion of revenue from the roaming contract with Free and revenue from the fixed PSTN business. This rectification request is contested by the Company, which has requested the opening of out-of-court proceedings and arbitration between the French and British tax authorities. The additional tax charge would effectively result in double taxation that would fail to comply with the provisions of the Franco-British tax agreement and the European arbitration agreement.

Orange SA is currently subject to a tax audit covering fiscal years 2017 to 2018.

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Litigation in respect of fiscal years 2000-2006

In the context of the absorption of Cogecom by Orange SA and pursuant to an adverse ruling by the Court of Montreuil on July 4, 2013 which triggered the payment of the amounts claimed by the Tax authority, the Company had to pay in 2013 the remaining balance on principal and late payment interest claimed for a total amount of 2.1 billion euros.

Over the last few years, the main developments in terms of legal proceedings brought before the Versailles Administrative Court of Appeal were the following:

−    concerning fiscal years 2000-2004:

-     in a ruling given on July 24, 2018, the Administrative Court of Appeal of Versailles upheld the request from Orange SA. As the Tax administration did not appeal in cassation, this litigation is now closed. The accounting consequences were taken into account in the 2018 consolidated financial statements with no material impact;

−    concerning fiscal years 2005-2006:

-     in a ruling of February 18, 2016, the Administrative Court of Appeal of Versailles upheld the judgment of July 4, 2013, despite the contrary conclusions of the appointed Rapporteur. The Company then appealed to the Conseil d’État on April 18, 2016 to rule on the substance of the case,

-     in a ruling dated December 5, 2016, the Conseil d’État annulled the February 18, 2016 ruling by the Administrative Court of Appeal of Versailles and remanded the dispute to the same Court, on the grounds argued by the Company, i.e., the principle of intangibility of the opening balance sheet of the earliest fiscal year still subject to audit,

-     in a ruling dated July 24, 2018, the Administrative Court of Appeal of Versailles made an adverse decision against Orange, despite the contrary conclusions of the appointed Rapporteur. The Company appealed in cassation to the Conseil d’État which was to render the final decision,

-     in a ruling dated November 13, 2020, the Conseil d’État handed down a decision favorable to Orange SA on this tax dispute. This decision closes the procedure definitively. The accounting consequences are tax income recognized in the 2020 financial statements for a total amount of 2,246 million euros (including 646 million euros of interest).

Note 4        Notes on the balance sheet - assets

4.1         Property, plant and equipment and intangible assets

4.1.1         Intangible assets

(in millions of euros)	2020	2019
Net value at beginning of period	26,700	26,846
Acquisitions	1,919	990
of which licenses (1)	877	10
of which trademarks, patents and software	769	706
of which development costs	217	232
Disposals	(15)	(22)
Depreciation, amortization and impairment	(1,152)	(1,118)
Other items	3	4
Net value at end of period	27,455	26,700

(1)   Includes in 2020, the acquisition of blocks of 5G frequencies for an amount of 875 million euros.

(in millions of euros)	December 31, 2020
	Gross value	Accumulated depreciation and amortization	Impairment	Net value
Development costs	1,217	(584)	-	633
Concessions, similar rights, patents, licenses, trademarks, software	9,059	(4,540)	(16)	4,503
of which licenses	4,344	(1,701)	(16)	2,626
Goodwill	22,785	(56)	(647)	22,082
of which merger losses	22,629	-	(550)	22,079
Other intangible assets	572	(331)	(4)	237
Total	33,633	(5,511)	(667)	27,455

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4.1.2         Property, plant and equipment

(in millions of euros)	2020	2019
Net value at beginning of period	16,512	15,672
Acquisitions	4,165	4,003
of which buildings	193	254
of which plant and equipment	3,493	3,350
Disposals	(1,798)	(1,674)
Depreciation, amortization and impairment	(1,961)	(1,526)
Other items	59	37
Net value at end of period	16,977	16,512

(in millions of euros)	December 31, 2020
	Gross value	Accumulated depreciation and amortization	Impairment	Net value
Buildings	5,990	(4,538)	(3)	1,449
Plant, machinery and equipment	50,772	(37,525)	-	13,247
Other property, plant and equipment	5,422	(2,939)	(202)	2,281
Total	62,184	(45,002)	(205)	16,977

4.2         Financial assets

(in millions of euros)	Note	2020	2019
Net value at beginning of period		44,110	42,871
Additions		1,296	1,121
Disposals		(662)	(647)
Provisions for impairment of securities	3.4	(2,976)	(968)
Reversals of provisions for impairment of securities	3.4	5	1,734
Net value at end of period		41,773	44,110

In 2020, the major changes during the period relate to:

−    the subscription to the capital increases of Orange Participations, for an amount of 320 million euros (in order to support banking activities in France) and Orange Digital Investment, for 53 million euros;

−    cash collateral paid for 519 million euros;

−    the effect of the judgment of the Paris Court of Appeal of June 17, 2020 in the context of the Digicel dispute, which resulted in the ending of the escrowed amount of (346) million euros (see Note 7 Litigation);

−    the effect of the transition to market value of the Orange Belgium and Luxembourg entity in the context of the ongoing conditional voluntary public tender offer and the review of the key valuation assumptions established by the new governance of the Spain entity.

In 2019, the major changes during the fiscal year related to:

−    the subscription to the capital increases of Orange Business Services SA, for a total of 581 million euros (in order to finance, in particular, the acquisitions of SecureLink and SecureData), and Orange Digital Investment, for 20 million euros (including 5 million euros not yet fully paid-up).

(in millions of euros)	December 31, 2020
	Gross value	Accumulated impairment losses	Net value
Investment securities	49,338	(9,551)	39,787
Cash collateral paid (1)	642	-	642
Other non-current financial assets (2)	1,344	-	1,344
Total	51,324	(9,551)	41,773

(1)   Amount of cash collateral received comes under short-term borrowings (see Note 5.4.1 Schedule of gross financial debt, cash and marketable securities by maturity).

(2)   Including receivables related to direct and indirect investments for an amount of 1,292 million euros.

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Investment securities

List of investment securities

(in millions of euros)	Share capital	Other shareholders’ equity (1)	Share of capital held	Carrying value of securities held at 12/31/2020		Revenue at 12/31/2020 (1)	Results for the last fiscal year ended (1)	Dividends received by Orange SA in 2020	Loans and advances granted by Orange SA
				Gross	Net
Subsidiaries (over 50%-owned)
Atlas Services Belgium	19,618	3,158	100%	26,791	23,028	N/A	(1,529)	1,000	-
Orange Participations	7,357	(137)	100%	9,841	9,841	N/A	(12)	-	-
Orange Polska	863	1,446	50.67%	6,335	1,534	2,359	9	-	-
Orange Brand Services Limited	1,052	3,111	100%	3,153	3,153	490	310	300	-
Orange Participations US	378	(321)	100%	440	42	N/A	2	-	-
Rimcom	115	(3)	100%	310	228	N/A	4	9	-
Orange Telecommunications Group Limited	9	33	100%	304	42	N/A	(0)	-	-
FT IMMO H	266	239	100%	267	267	172	68	97	-
Orange Business Services SA	1,064	28	100%	1,222	1,222	819	(57)	-	180
Globecast Holding	13	(11)	100%	248	50	N/A	(7)	-	-
Orange Digital Investment	228	36	100%	254	254	N/A	6	-	-
Nordnet	0	14	100%	90	44	67	2	-	-
Other securities	N/A	N/A	N/A	67	67	N/A	-	12	-
Total subsidiaries				49,322	39,771			1,419	180
Non-controlling interests (less than 50%-owned)
Other securities	N/A	N/A	N/A	16	16	N/A	N/A	0	-
Total non-controlling interests				16	16			0	-
Total investment securities				49,338	39,787			1,419	180

(1)   Figures not yet approved by the Boards of Directors.

Value in use of investment securities

The values in use of investment securities consist of the estimated enterprise values of the entities making up the investments less their net debt (or increased by their net cash), calculated in their currency and converted at the closing rate into euros:

−    the value in use of the Atlas Services Belgium (ASB) shares consists of the share of values in use of its directly- and indirectly-held operating subsidiaries, plus the cash held by ASB and its intermediate holding companies. It includes in particular the activities in Spain, Romania (99%-owned), Slovakia and Belgium (53%-owned until the end of the public tender offer for the balance of Orange Belgium shares). Up until June 28, 2019, the date of the disposal by the Group of its residual 2.49% stake in the share capital of BT Group Plc, it also included the valuation of the BT Group listed shares;

−    the value in use of the Orange Participations (OPA) securities consists of the share of values in use of its directly- and indirectly-held operating subsidiaries, plus the cash held by OPA and its intermediate holding companies. It mainly includes activities carried out in the Africa and Middle East region, grouped within the Orange Middle East and Africa (OMEA) intermediary holding company, banking activities in France, as well as activities in the Public Initiative Networks, these being the subject of a proposed 50% disposal in 2021 (see Note 9 Subsequent events);

−    the value in use of the Orange Polska securities comprises Orange SA’s share (50.7%) in the enterprise value of Poland, less the net debt of the Orange Polska group;

−    the value in use of the securities of Orange Brand Services Limited (OBSL) consists of the value in use of the Orange brand, plus the cash held by OBSL;

−    the value in use of the Orange Business Services SA (OSB SA) securities consists of the share of values in use of its directly- and indirectly-held operating subsidiaries, plus the cash held by OBS SA and its intermediate holding companies. It mainly includes consulting, IT integration and business services for companies in the fields of data, digital, customer experience, Internet of Things (IoT), Cloud Computing and cybersecurity.

Key assumptions used to determine value in use

In 2020, the Group updated its financial trajectories. The entire strategic plan will be updated in 2021.

The key operating assumptions used to determine values in use are common across all of the Group’s business segments. These assumptions include:

−    key revenue assumptions, which reflect market level, penetration rate of the offers and market share, positioning of the competition’s offers and their potential impact on market price levels and their transposition to the Group’s offer bases, regulatory authority decisions on pricing of services to customers and on access and pricing of inter-operator services, technology migration of networks (e.g. extinction of copper local loops), decisions of competition authorities in terms of concentration or regulation of adjacent sectors such as cable;

−    key cost assumptions, on the level of marketing expenses required to deal with the pace of product line renewals and the positioning of the competition, the ability to adjust costs to potential changes in revenues or the effects of natural attrition and employee departure plans underway;

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−    key assumptions on the level of capital expenditure, which may be affected by the rollout of new technologies, by decisions of regulatory authorities relating to licenses and spectrum allocation, deployment of fiber networks, mobile network coverage, sharing of network elements or obligations to open up networks to competitors.

These key operational assumptions reflect past experience and expected trends: unforeseen changes have in the past had a significant effect on expectations and may continue to affect expectations in the future.

Discount rates and growth rates to perpetuity used to determine the values in use were revised as follows at the end of December 2020:

−    the discount rates, which may incorporate a specific premium reflecting an assessment of the performance risks of certain business plans or country risks, experienced the following changes:

-     a fall in Europe due, on the one hand, to interest rates lowered by central banks in response to the crisis, and on the other hand, a fall in betas due to the minimal reaction of European telecom operators to changes in the indices,

-     an increase in the Africa and Middle East region, where country risk premiums tend to increase as investors seek lower risk;

−    perpetual growth rates increased slightly in the Africa and Middle East region, returning to the rates used in December 2018. In Europe, perpetual growth rates were maintained in most regions, with the assessment made at the end of December 2020 concluding that the effects of the economic situation would not lead to any change in the long-term outlook of the service markets offered by the Group.

At December 31, 2020, business plans and key operating assumptions were sensitive to the following:

−    the consequences of the Covid-19 pandemic: a slowdown in sales activity, a decline in roaming and equipment sales and a delay in the assumption of a return to an economic situation deemed normal;

−    the tradeoffs to be made by regulatory and competition authorities between reducing prices to consumers and stimulating business investment, or in terms of rules for awarding 5G operating licenses or market concentration;

−    the fiercely competitive nature of the markets in which the Group operates, where price pressure is strong, particularly in Spain;

−    the Group’s ability to adjust costs and capital expenditure to changes in revenue;

−    specifically in the Middle East and the Maghreb (Jordan, Egypt, Tunisia) as well as in some African countries (Mali, Democratic Republic of the Congo, Central African Republic and Burkina Faso):

-     changes in the political situation and security with their resulting negative economic impacts on the overall business climate.

Other assumptions that affect the determination of value in use are as follows

December 31, 2020	Orange SA businesses	Spain	Brand	Poland	Belgium/Luxembourg	Romania	Morocco
Source used	Internal plan					Internal plan
Methodology	Discounted cash flows					Discounted cash flows
Perpetuity growth rate	0.8%	1.5%	1.2%	1.5%	N/A	2.3%	2.8%
Post-tax discount rate	5.5% (1)	6.5%	6.9%	7.3%	N/A	7.5%	7.3%

(1)   The post-tax discount rate of Orange SA businesses includes a reduction in corporate income tax rates to 25.82% in 2022.

The value in use of Orange SA’s business operations serves as the reference basis for testing the valuation of Orange SA’s property, plant and equipment and intangible assets (including the allocated share of merger losses) (see Note 10.1.5 Impairment of property, plant and equipment and intangible assets).

Sensitivity of values in use

Values in use are sensitive to assumptions of cash flows in the terminal year used in the internal plans (representing a significant portion of the recoverable amount), assumptions of growth rates to perpetuity and discount rates, as well as exchange rates at the closing date for entities outside the euro zone (see Note 10.2 Use of estimates).

4.3         Other receivables

(in millions of euros)	December 31, 2020	December 31, 2019
Deductible VAT	625	561
Subsidiaries’ cash current accounts	326	143
Other	334	238
Total	1,285	942

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4.4         Cash and marketable securities

(in millions of euros)	December 31, 2020	December 31, 2019
Marketable securities (value net of provisions)	8,224	8,229
of which treasury shares	15	139
Cash	1,730	1,378
Total	9,954	9,607

Treasury shares

As authorized by the Shareholders’ Meeting of May 19, 2020, the Board of Directors instituted a new share Buyback program (the 2020 Buyback Program) and canceled the 2019 Buyback Program, with immediate effect. This authorization is granted for a period of 18 months as from the aforementioned Shareholders’ Meeting. The 2020 Buyback Program is described in the Orange Universal Registration Document filed with the French Financial Markets Authority (Autorité des marchés financiers - AMF) on April 20, 2020.

During the fiscal year, Orange awarded the majority of the shares to the beneficiaries of the Orange Vision plan for an amount of 118 million euros (see Note 5.3.2 Free share award plans). At the same time, share buybacks were carried out by Orange for 3 million euros, mainly in respect of Long Term Incentive Plans (LTIP) 2018-2020, LTIP 2019-2021 and LTIP 2020-2022.

At December 31, 2020, the Company held 1,265,099 treasury shares (including 170,000 under the liquidity contract and 1,095,099 under the LTIP 2018-2020, LTIP 2019-2021 and LTIP 2020-2022).

At December 31, 2019, the Company held 9,742,968 treasury shares (of which 853,500 shares in respect of the liquidity contract and 8,889,468 in respect of the Orange Vision 2020, LTIP 2018-2020 and LTIP 2019-2021 free share award plans).

4.5         Prepaid expenses

(in millions of euros)	December 31, 2020	December 31, 2019
Prepaid financial expenses	510	506
Prepaid operating expenses	336	369
of which property leases	233	251
Total	846	875

4.6         Translation adjustments

Foreign exchange gains and losses respectively represent unrealized gains and losses arising primarily on the translation of loans and borrowings, subordinated notes and loans denominated in foreign currencies into euros.

Foreign exchange losses were 215 million euros at the end of December 2020 (499 million euros at the end of December 2019) and correspond to unrealized losses.

Foreign exchange gains were 1,220 million euros the end of December 2020 (942 million euros at the end of December 2019) and correspond to unrealized gains.

Note 5        Notes to the balance sheet - equity and liabilities

5.1         Equity

No new shares were issued during the 2020 fiscal year. At December 31, 2020, Orange SA’s share capital, based on the number of issued shares at this date, amounted to 10,640,226,396 euros, divided into 2,660,056,599 ordinary shares with a par value of 4 euros each.

At December 31, 2020, the share capital and voting rights of Orange SA broke down as follows:

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5.1.1         Change in equity

(in millions of euros)	Amount at beginning of period	Appropriation of 2019 net income	Dividend	2020 net income	Capital increases	Other movements	Amount at end of period
Share capital	10,640	-	-	-	-	-	10,640
Share premium	15,872	-	-	-	-	-	15,872
Statutory reserve	1,064	-	-	-	-	-	1,064
Retained earnings	6,780	2,859	(1,595)	-	-	-	8,044
Net income	2,859	(2,859)	-	2,387	-	-	2,387
Government grants	465	-	-	-	-	(29)	436
Regulated provisions	2,397	-	-	-	-	325	2,723
Total	40,077	-	(1,595)	2,387	-	296	41,166

5.1.2         Dividends

Fiscal year	Decision	Description	Dividend per share (in euros)	Payout date	How paid	Total (in millions of euros)
2020	Board of Directors’ meeting of October 28, 2020	2020 Interim	0.40	December 9, 2020	Cash	1,064
	Shareholders’ Meeting of May 19, 2020	2019 Balance	0.20	June 4, 2020	Cash	532
Total dividends paid in 2020						1,595
2019	Board of Directors’ meeting of July 24, 2019	2019 Interim	0.30	December 4, 2019	Cash	796
	Shareholders’ Meeting of May 21, 2019	2018 Balance	0.40	June 6, 2019	Cash	1,061
Total dividends paid in 2019						1,857

5.2         Other shareholders’ equity

(in millions of euros)	December 31, 2020	December 31, 2019
Subordinated notes (1)	5,620	5,665
Perpetual bonds redeemable for shares (TDIRAs)	633	818
Total	6,253	6,483

(1)   Change mainly due to the foreign exchange effect on securities issued in pounds sterling and to all movements during the period described in Note 5.2.1 Subordinated notes.

5.2.1         Subordinated notes

Nominal value of subordinated notes

The issues and redemptions of subordinated notes are presented below:

Issue date original	Nominal at origin (in millions of currency)	Nominal at origin (in millions of euros)	Notional currency	Rate	December 31, 2018 (in millions of euros)	Issue/Buyback	December 31, 2019 (in millions of euros)	Issue/Buyback	December 31, 2020 (in millions of euros)	Nominal residual (in millions of currency)
02/07/2014	1,000	1,000	EUR	4.25%	1,000	(1,000)	-	-	-	-
02/07/2014	1,000	1,000	EUR	5.25%	1,000	-	1,000	-	1,000	1,000
02/07/2014	650	782	GBP	5.88%	782	-	782	(268)	514	427
10/01/2014	1,000	1,000	EUR	4.00%	1,000	(500)	500	(382)	118	118
10/01/2014	1,250	1,250	EUR	5.00%	1,250	-	1,250	-	1,250	1,250
10/01/2014	600	771	GBP	5.75%	771	-	771	(50)	721	561
04/15/2019	1,000	1,000	EUR	2.38%	-	1,000	1,000	-	1,000	1,000
09/19/2019	500	500	EUR	1.75%	-	500	500	-	500	500
10/15/2020	700	700	EUR	1.75%	-	-	-	700	700	700
Issues and redemptions of subordinated notes					5,803		5,803		5,803

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−    On February 7, 2014, as part of its EMTN program, Orange SA issued the equivalent of 2.8 billion euros of deeply subordinated notes in three tranches in euros and pounds sterling. A reset of interest rates at market conditions is provided for contractually at each call option exercise date.

Orange SA has a call option on each of these tranches respectively from February 7, 2020, February 7, 2024, and February 7, 2022 and upon the occurrence of certain contractually-defined events.

Step-up clauses provide for coupon adjustments of 0.25% in 2025 and an additional 0.75% in 2040 for the first tranche, 0.25% in 2024 and an additional 0.75% in 2044 for the second tranche, and 0.25% in 2027 and an additional 0.75% in 2042 for the third tranche.

−    On October 1, 2014, as part of its EMTN program, Orange SA issued the equivalent of 3 billion euros of deeply subordinated notes in three tranches. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange SA has a call option on each of these tranches respectively from October 1, 2021, October 1, 2026, and April 1, 2023 and upon the occurrence of certain contractually-defined events.

Step-up clauses provide for coupon adjustments of 0.25% in 2026 and an additional 0.75% in 2041 for the first tranche, 0.25% in 2026 and an additional 0.75% in 2046 for the second tranche, and 0.25% in 2028 and an additional 0.75% in 2043 for the third tranche.

Both issuances were the subject of a prospectus approved by the AMF under visa nos. 14-036 and 14-525.

−    On April 15, 2019, as part of its EMTN program, Orange SA issued the equivalent of 1 billion euros of deeply subordinated notes. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange SA has a call option on this tranche from April 15, 2025 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually-defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2030 and an additional 0.75% in 2045.

−    On September 19, 2019, as part of its EMTN program, Orange SA issued the equivalent of 500 million euros of deeply subordinated notes. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange SA has a call option on this tranche from March 19, 2027 (first date for the revision of the rates of the tranche in question), and upon the occurrence of certain contractually-defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2032 and an additional 0.75% in 2047.

These two issuances in 2019 were the subject of a prospectus approved by the AMF (visas nos.19-152 and 19-442 respectively).

On December 12, 2019, Orange announced its intention to exercise, on February 7, 2020, in accordance with contractual provisions, its call option concerning the remaining 500 million euros of the tranche with an initial nominal value of 1 billion euros, already partially bought back in April 2019.The interest incurred on this tranche up to December 31, 2019 was 19 million euros. Due to the commitment made by Orange SA to buy back this tranche, it was reclassified from "other shareholders’ equity" to "other short-term borrowings".

−    On October 15, 2020, as part of its EMTN program, Orange issued the equivalent of 700 million euros of deeply subordinated notes. A revision of interest rates based on market conditions is provided for contractually from October 15, 2028.

Orange has a call option on this tranche from July 15, 2028 (first date for the revision of the rates of the tranche in question), and upon the occurrence of certain contractually-defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2033 and an additional 0.75% in 2048.

This issuance of subordinated notes was the subject of a prospectus approved by the AMF (visa no. 20-509).

All notes, listed on Euronext Paris, are deeply subordinated notes (senior compared to ordinary shares): the holders will only be remunerated (whether for the nominal, interest or any other amount) after all other creditors, including holders of participating loans and securities, simply subordinated or not, representing a claim on Orange.

At each interest payment date, settlement may be either paid or deferred, at the option of the issuer. Deferred coupons are capitalized and become due and payable in full under certain circumstances defined contractually and under the control of Orange.

Accrued interest is recognized in income and accrued interest not yet due is included on the liabilities side of the balance sheet outside the heading "Other shareholders’ equity".

In 2020, Orange did not exercise its option to defer payment for the coupons related to the subordinated notes and, accordingly, paid the noteholders as follows:

−    on February 7, 2020, remuneration of 119 million euros (74 million euros and 38 million pounds sterling);

−    on March 19, 2020, remuneration of 4 million euros;

−    on April 1, 2020, remuneration of 38 million euros (35 million pounds sterling);

−    on April 15, 2020, remuneration of 24 million euros;

−    on October 1, 2020, remuneration of 83 million euros;

−    on October 15, 2020, remuneration of 12 million euros (1 million euros and 10 million pounds sterling).

5.2.2         TDIRA

On March 3, 2003, under the terms of the settlement agreement that ended business relationships with MobilCom, Orange SA issued perpetual bonds redeemable for shares (TDIRAs), with a par value of 14,100 euros, reserved for members of the banking syndicate (the "Bank tranche") and for creditor equipment suppliers of MobilCom (the "Equipment Supplier tranche"). The TDIRAs are listed on Euronext Paris. The TDIRAs were described in a prospectus approved by the Commission des Opérations de Bourse (now the Autorité des marchés financiers) on February 24, 2003. At December 31, 2020, taking into account redemptions made since their issuance, 44,880 TDIRAs were outstanding for a total nominal amount of 633 million euros.

The TDIRAs are redeemable in new Orange SA shares, at any time at the holders’ request or, under certain conditions as described in the appropriate prospectus, at Orange SA’s initiative based on a ratio of 590.600 shares to one TDIRA (i.e., conversion price of 23.874 euros), as the initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights, and may be further adjusted under the terms and conditions set out in the information memorandum.

Since January 1, 2010, the interest rate on the TDIRAs has been the three-month Euribor +2.5%.

Accrued interest is recognized in income and accrued interest not yet due is included on the liabilities side of the balance sheet outside the heading "Other shareholders’ equity".

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5.3         Provisions

(in millions of euros)	Employee benefits and similar		Dismantling and restoring of sites	Provisions for litigation (1)	Provision for subsidiary risks	Other provisions	Total provisions for contingencies
	Post-employment benefits Note 5.3.1	Long-term benefits Note 5.3.1
Provision at beginning of period	637	1,817	463	569	21	1,035	4,542
Allocations (2)	73	43	-	110	-	206	432
Reversals	(43)	(482)	(7)	(228)	(21)	(313)	(1,095)
Reversals - unused	-	-	-	(29)	(21)	(41)	(91)
Reversals - used (2)	(43)	(482)	(7)	(199)	-	(272)	(1,004)
Discounting and other effects	2	(3)	60	-	-	3	63
Provision at end of period	669	1,375	516	451	-	931	3,942

(1)   See the detail in Note 7 Litigation.

(2)   Of which, in respect of other provisions, a provision of 28 million euros and a reversal of 118 million euros relating to the free share award plans (see Note 5.3.2 Free share award plans).

The impact of changes in provisions on the income statement for the fiscal year breaks down as follows:

(in millions of euros)	Operating income	Financial income	Exceptional income	Total
Increases (including discounting)	248	6	181	435
Reversals	(269)	(30)	(796)	(1,095)
Balance at December 31, 2020	(21)	(24)	(615)	(660)

5.3.1         Employee benefits

Types of post-employment benefits and other long-term benefits

In accordance with French laws and practices, Orange SA has obligations relating to employee benefits:

−    with regard to retirement, employees are covered by defined-contribution plans required by law. Civil servants employed by Orange SA are covered by the government-sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law No. 96-660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans;

−    Orange SA also provides a defined-benefit plan in the form of annuities for Senior Management in the amount of 196 million euros. The plan assets of this plan were transferred. For several years now, this plan has been closed to new members;

−    Orange SA is also committed, in the amount of 909 million euros for private sector employees and 27 million euros for civil servants, to capital-based defined-benefit plans: under the laws of some countries or contractual agreements, employees are entitled to certain lump-sum payments or bonuses on retirement depending on their years of service and end of career salary;

−    other post-employment benefits are also granted to retired employees: these are benefits other than defined-benefit and defined-contribution plans;

−    other long-term benefits may also be granted such as seniority awards, long-term compensated absences and the French part-time for seniors plans (TPS) detailed below.

French part-time for seniors plans

The part-time for seniors plans are accessible to civil servants and employees under private contract from the French entities who are eligible for full retirement benefits within 3 to 5 years and who have at least 15 years service within the Group. Eligible employees are those who will retire no later than January 1, 2025.

These plans give employees the opportunity to work 50% or 60% of a full-time job whilst receiving:

−    a base salary between 65% and 80% of full-time employment;

−    the retirement entitlement benefits of full-time employment during the period in question (both the Company’s and the employee’s contributions);

−    a minimum salary level.

These plans last for a period of at least 18 months and no longer than five years.

The beneficiaries may decide to invest part of their base compensation (5%, 10% or 15%) in a Time Savings Account (CET), with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

At December 31, 2020 33,000 employees had signed up for TPS, 26,100 of whom have already passed through it. The number of employees who are or will be participating in the French part-time for seniors plans and thus included in the provision, is estimated approximately at 9,950 employees.

At December 31, 2020, the provision for TPS was 791 million euros (versus 1,218 million euros at December 31, 2019).

Key assumptions used to calculate the amount of obligations

The assessment of post-employment benefits and other long-term benefits is based on retirement age calculated in accordance with the provisions applicable to each plan and the necessary conditions to ensure entitlement to a full pension, both of which are often subject to legislative changes.

The valuation of the obligation of the French part-time for seniors plans is sensitive to estimates of the potentially eligible population and to the sign-up rate for the plans (estimated at 70% on average), and the trade-offs that the beneficiaries will ultimately make between the different plans proposed.

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The actuarial assumptions used to measure Orange SA’s obligation in respect of retirement and other long-term employee benefits are the following:

	December 31, 2020	December 31, 2019
Discount rates (1)	-0.35% to 0.90%	-0.25% to 0.90%
Average expected long-term increase in salaries	2% to 2.70%	2% to 2.50%
Long-term inflation rate	2%	2%

(1)   A -0.25% rate has been used to value the obligation regarding the French part-time for seniors plans (versus -0.25% at December 31, 2019).

The discount rates are based on AA-rated corporate bonds with the same maturity as the obligation.

The main capital-based defined-benefit plan (retirement bonuses for employees under private-law contracts in France) is mainly sensitive to employment policy assumptions (Orange has historically had high numbers of staff at retirement age). The estimated increase in the capital of this plan is based on a long-term inflation assumption of 2% associated with the effect of a higher "GVT" (acronym for Wage drift - Seniority - Job-skills). "Wage drift - Seniority - Job-skills" refers to annual change in total payroll costs independent of general or categorical increases in wages and salaries, due to in-grade promotions, promotions out of grade and the ageing of existing staff.

The impacts on pension benefit obligations of changes in key assumptions would be as follows:

(1)   Sensitivity is performed on future entries to the TPS.

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Change in the value of the obligation

The table below provides details of the movements in the value of employee benefit obligations:

(in millions of euros)	Annuity-based plans	Capital-based plans	Other benefits posterior to employ-ment	Total post-employment benefits	Other long-term benefits
Change in the value of the obligation
Total benefit obligations at beginning of period	205	869	17	1,091	1,817
Service cost	0	52	1	53	98
Interest cost	(0)	6	0	6	(3)
Actuarial (gains)/losses	3	37	-	40	(55)
Benefits paid	(12)	(28)	(1)	(41)	(482)
Total benefit obligations at end of period (a)	196	936	17	1,149	1,375
in respect of employee benefit plans that are wholly or partly funded	196	-	-	196	-
in respect of employee benefit plans that are wholly unfunded	-	936	17	953	1,375
Change in plan assets				-
Fair value of plan assets at beginning of period	160	-	-	160	-
Actuarial return on plan assets	4	-	-	4	-
Gains/(losses) on plan assets	(0)	-	-	-	-
Employer contributions	12	-	-	12	-
Benefits paid by the fund	(9)	-	-	(9)	-
Fair value of plan assets at end of period (b)	167	-	-	167	-
Plan assets				-
Net funded status (a) - (b)	29	936	17	982	1,375
Unrecognized actuarial gains/(losses)	(17)	(330)	29	(318)	-
Unrecognized past service cost	-	5	-	5	-
Provision/(Asset)	12	611	46	669	1,375
Of which provision (asset): short-term	5	40	0	45	400
Of which provision (asset): long-term	7	571	46	624	975
Net period pension cost
Service cost	0	52	0	52	98
Interest cost	(0)	6	0	6	(3)
Expected return on plan assets	(4)	-	-	(4)	-
Amortization of actuarial (gains)/losses	15	10	(3)	22	(55)
Amortization of unrecognized past service cost	-	(1)	-	(1)	-
Total net period pension cost	11	67	(3)	75	40
Changes in provision/(asset)				-
Provision/(asset) at beginning of period	15	572	50	637	1,817
Net period pension cost	11	67	(3)	75	40
Contributions and/or benefits paid by the employer	(14)	(28)	(1)	(43)	(482)
Provision/(asset) at end of period	12	611	46	669	1,375

Maturity dates of employee benefit obligations

The table below provides a breakdown of the ten-year maturity schedule of projected disbursements for the French part-time for seniors plans, pension plans and other post-employment benefit obligations at December 31, 2020. Provisions for time savings accounts and long-term illness are not included in the table below.

(in millions of euros)	At December 31, 2020	Schedule of estimated benefits to be paid, undiscounted
		2021	2022	2023	2024	2025 to 2030
French part-time for seniors plans	791	301	212	189	89	20
Provisions for pensions and other post-employment benefits	854	117	87	61	73	322
Total employee benefit obligations	1,645	418	299	250	162	342

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5.3.2         Free share award plans

Free share award plans in force at December 31, 2020

The Board of Directors approved the implementation of free share award plans (Long Term Incentive Plan - LTIP) reserved for the Executive Committee, Corporate Officers and Senior Management designated as "Executives" and "Leaders".

Main characteristics

	LTIP 2020-2022	LITP 2019-2021	LTIP 2018-2020
Implementation date by the Board of Directors	July 29, 2020	July 24, 2019	July 25, 2018
Number of free share units (1)	1.7 million	1.7 million	1.7 million
Estimated number of beneficiaries	1,300	1,200	1,200
Vesting date of rights for beneficiaries	December 31, 2022	December 31, 2021	December 31, 2020
Delivery date of shares to beneficiaries	March 31, 2023	March 31, 2022	March 31, 2021

(1)   In countries where regulatory, tax or social conditions do not allow the award of free shares, the beneficiaries of the plan will receive a cash amount valued at the Orange Share price at the delivery date of the shares.

Condition of continued employment

The allocation of rights to beneficiaries is subject to a condition of continued employment:

	LTIP 2020-2022	LITP 2019-2021	LTIP 2018-2020
Assessment of continued employment condition	From January 1, 2020 to December 31, 2022	From January 1, 2019 to December 31, 2021	From January 1, 2018 to December 31, 2020

Performance conditions

Depending on the plans, the allocation of rights to beneficiaries is subject to the achievement of internal and external performance conditions, namely:

−    the organic cash flow from telecom activities internal performance condition, as defined in the plan regulations, assessed (i) annually against the budget for the LTIP 2019-2021 and 2018-2020, and (ii) at the end of the three years of the plan against the objective set by the Board of Directors for the LTIP 2020-2022;

−    the Corporate Social Responsibility (CSR) internal performance condition, half of which relates to the change in the level of CO2 per customer use and half to the Group’s renewable electricity rate, assessed at the end of the three years of the plan in relation to the objectives set by the Board of Directors;

−    the Total Shareholder Return (TSR) external performance condition. The performance of the TSR is assessed by comparing the change in the Orange TSR based on the relative performance of the total return for Orange shareholders over the three fiscal years and the change in the TSR calculated on the average values of the benchmark Stoxx Europe 600 Telecommunications index, or any other index having the same purpose and replacing it during the term of the plan.

Rights subject to the achievement of performance conditions (as a % of the total entitlement)

	LTIP 2020-2022	LITP 2019-2021	LTIP 2018-2020
Organic cash flow from telecom activities	40%	50%	50%
Total Shareholder Return (TSR)	40%	50%	50%
Corporate Social Responsibility (CSR)	20%	-	-

All performance conditions have been met or are estimated to be met at the end of the three years of the plan, with the exception of the condition relating to organic cash flow from telecom activities for fiscal year 2018 and the condition relating to the TSR of the LTIP 2018-2020.

Accounting effect

Provisions recognized at December 31, 2020 under these plans amounted to 28 million euros (see Note 10.1.16 Other employee benefits).

Orange Vision 2020 free share award plan and LTIP 2017-2019

In 2017, the Board of Directors approved the implementation of a free share award plan (FSA) reserved for employees, and in addition, the implementation of a free share award plan (Long Term Incentive Plan - LTIP) reserved for the Executive Committee, Corporate Officers and Senior Management.

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Main characteristics

	FSA 2017-2019	LTIP 2017-2019
Implementation date by the Board of Directors	October 26, 2017	July 26, 2017
Maximum number of free share (1)	9.2 million	1.6 million
Number of free share units delivered at delivery date (1)	6.8 million	1.2 million
Estimated number of beneficiaries	144,000 (2)	1,200
Vesting date of rights for beneficiaries	December 31, 2019	December 31, 2019
Delivery date of shares to beneficiaries	March 31, 2020	March 31, 2020

(1)   In countries where regulatory, tax or social conditions do not allow the allocation of free shares, the beneficiaries of the plan received a cash amount valued at the Orange Share price at the delivery date of the shares, i.e. March 31, 2020.

(2)   Present in 87 countries.

Condition of continued employment

The allocation of rights to beneficiaries was subject to a condition of continued employment:

	FSA 2017-2019	LTIP 2017-2019	LTIP 2017-2019
Beneficiaries	Employees	Corporate Officers and members of the Executive Committee	Senior Management designated as "Executives" or "Leaders"
Assessment of continued employment condition	From September 1, 2017 to December 31, 2019	From January 1, 2017 to December 31, 2019	From July 15, 2017 to December 31, 2019

Performance conditions

Depending on the plans, the allocation of rights to beneficiaries is subject to the achievement of internal and external performance conditions, namely:

−    the adjusted EBITDA internal performance condition, including banking activities;

−    the organic cash flow from telecom activities internal performance condition, as defined in the plan regulations;

−    the Total Shareholder Return (TSR) external performance condition. The performance of the TSR was assessed by comparing the change in the Orange TSR based on the relative performance of the total return for Orange shareholders over the three fiscal years and the change in the TSR calculated on the average values of the benchmark Stoxx Europe 600 Telecommunications index, or any other index having the same purpose and replacing it during the term of the plan.

Rights subject to the achievement of performance conditions (as a % of the total entitlement)

	FSA 2017-2019	LTIP 2017-2019
Adjusted EBITDA including banking activities	50%	-
Organic cash flow from telecom activities	50%	50%
Total Shareholder Return (TSR)	-	50%

Performance was assessed for the years 2017, 2018 and 2019 in relation to the budget for each of these three years, as approved in advance by the Board of Directors. All performance conditions were met except for the condition relating to organic cash flow from telecom activities for fiscal year 2018.

The shares were delivered on March 31, 2020, with the exception, for the LTIP 2017-2019, of the Corporate Officers, for whom delivery took place after the Company’s Shareholders’ Meeting of May 19, 2020. These deliveries resulted in a reversal for 118 million euros of the provision made at the end of December 2019.

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5.4         Financial liabilities

5.4.1         Schedule of gross financial debt, cash and marketable securities by maturity

(in millions of euros)		December 2019	December 2020	2021	2022	2023	2024	2025	Beyond
Long- and medium-term financial liabilities
Bonds (1)		30,076	29,147	3,167	1,150	1,367	1,900	2,260	19,303
Bank loans and loans from multilateral lending institutions		2,361	2,290	190	-	750	-	650	700
Other medium- and long-term debt (2)		1,500	1,500				1,500	-
Total (a)		33,937	32,937	3,357	1,150	2,117	3,400	2,910	20,003
Other current financial liabilities
NEU Commercial Paper (3)		157	554	554
Bank overdrafts		1	1	1
Other short-term borrowings (4)		876	131	131
Accrued interest not yet due (ICNE) (5)		659	592	592
Total (b)		1,693	1,278	1,278	-	-	-	-	-
Total gross financial liabilities (A)	(a)+(b)	35,630	34,215	4,635	1,150	2,117	3,400	2,910	20,003
Marketable securities		8,229	8,224	8,224
Cash		1,378	1,730	1,730
Total cash, cash equivalents and marketable securities (B)		9,607	9,954	9,954
Total gross financial debt less cash and marketable securities at year-end	(A)-(B)	26,023	24,261	(5,319)

(1)   Includes EMTN (Euro Medium-Term Notes) private placements and the bonds exchangeable for BT securities, a transaction described below.

(2)   Credit facility taken out with Atlas Services Belgium (see Note 5.6 Other current liabilities).

(3)   Negotiable European Commercial Paper (formerly called "commercial papers").

(4)   Including cash collateral received of 31 million euros at December 31, 2020 (261 million euros at December 31, 2019).

(5)   Including ICNE on bonds for 482 million euros.

At December 31, 2020, Orange SA bonds were redeemable at maturity, and no specific guarantees had been given in relation to these issuances. Some bonds may be redeemed in advance, at the request of the issuer.

As a reminder, on June 27, 2017 the Company issued bonds exchangeable into BT securities for a notional amount of 517 million pounds sterling (i.e. 585 million euros at the ECB daily reference rate), bearing a coupon of 0.375% and having an underlying 133 million BT shares based on a reference price of 2.88 pounds sterling per share. The bonds mature in June 2021 and have been redeemable on demand by investors since August 7, 2017, in cash, BT securities or a combination of the two, at Orange’s choice. The amount redeemed will equal the par value plus any improvement in BT stock beyond 3.89 pounds sterling per share (i.e. 135% of the reference price).

The covenants on borrowings and credit facilities are presented in Note 5.5.3 Liquidity risk management.

5.4.2         Financial debt by currency

The table below provides a breakdown of Orange SA’s gross financial debt less cash and marketable securities by currency before currency derivatives.

Equivalent value in millions of euros at year-end closing rate	December 31, 2020	December 31, 2019
EUR	15,496	16,168
USD	4,132	4,555
GBP	3,265	3,840
CHF	461	459
HKD	215	234
NOK	123	131
PLN	(9)	(7)
Other currencies	(14)	(16)
Total before accrued interest	23,669	25,364
Accrued interest	592	659
Total before currency derivatives	24,261	26,023

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5.5         Exposure to market risks

5.5.1         Interest rate risk management

Orange SA seeks to manage its structural fixed-rate/variable-rate exposure in euros in order to optimize the cost of debt by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors.

Derivative financial instruments

Derivatives are used to manage Orange SA’s fixed-rate/variable-rate exposure at December 31, 2020 and break down as follows:

(in millions of euros)	2021	2022	2023	2024	2025	Beyond	Notional amount
Instruments designated as hedges
Interest rate swaps	1,234	60	-	-	-	100	1,394
Cross-currency swaps	1,297	-	107	-	730	6,079	8,213
Instruments designated as hedges but that do not qualify for hedge accounting
Interest rate swaps	119	-	-	-	-	-	119
Cross-currency swaps	-	607	723	-	-	-	1,330

Management of fixed-rate/variable-rate debt

The fixed-rate portion of outstanding gross financial debt excluding cash collateral received, is estimated at 90% at December 31, 2020, compared to 91% in 2019.

Sensitivity analysis of Orange SA’s exposure to changes in interest rates

The sensitivity to interest rate risk is only analyzed for interest rate derivatives that are in standalone open position and therefore exposed to interest rate risk. A 1% rise in interest rates would result in a 0.3 million euro increase in financial expenses and a 1% fall in interest rates would result in a 0.6 million euro decrease.

5.5.2         Currency risk management

Orange SA generally hedges its foreign currency issues with derivatives or with assets in the same currency.

The table below shows the notional amounts of currencies to be delivered and received under off-balance sheet currency instruments (currency swaps, forward currency transactions and currency options) held by Orange SA.

(in millions of currency)	In currency (1)					Other currencies in euro equivalent value
	EUR	USD	GBP (2)	CHF	HKD
Borrower interest rate and cross currency swaps	3,638	5,200	4,280	500	2,049	3,276
Lender interest rate and cross currency swaps	(13,182)	-	(262)	-	-	(3,151)
Currencies receivable under forward currency contracts	1,220	259	72	10	183	853
Currencies payable under forward currency contracts	(1,184)	(174)	(140)	(7)	(43)	(911)
Currency option receivables	17	60	-	-	-	-
Currency option payables	(50)	(20)	-	-	-	-
Total	(9,541)	5,325	3,950	503	2,189	66
Converted into euros at the closing rate	(9,541)	4,340	4,393	465	230	66

(1)   Positive amounts represent currencies receivable and negative amounts represent currencies deliverable.

(2)   Of which economic hedge of subordinated notes denominated in pounds sterling for 988 million pounds sterling (i.e. 1,099 million euros).

5.5.3         Liquidity risk management

Credit facilities with banking institutions

Since December 21, 2016, Orange SA has had a 6 billion-euro syndicated loan. This loan has been subject to two requests for a one-year extension of the initial maturity date. These requests were approved by the banks so that the final maturity date for the loan has been extended to December 2023.

At December 31, 2020, Orange SA’s liquidity position exceeded the repayments of gross financial debt scheduled in 2021.

(in millions of euros)	Available amounts
Cash	1,730
Marketable securities	8,224
Drawdown available on credit facilities	6,000
Liquidity position	15,954

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Orange’s credit ratings

Orange’s credit rating is an additional performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk, and is not a substitute for an analysis carried out by investors. Rating agencies revise the ratings they assign on a regular basis. Any change in the rating could produce an impact on the cost of future financing or restrict access to liquidity.

In addition, a change in Orange’s credit rating will, for certain outstanding financing, affect the compensation paid to investors:

−    one Orange SA bond with an outstanding amount of 2.5 billion dollars maturing in 2031 (equivalent to 2.0 billion euros at December 31, 2020) is subject to a Step-up clause in the event that Orange’s rating changes. This clause was triggered in 2013 and early 2014: the coupon due in March 2014 was thus computed on the basis of an interest rate of 8.75% and since then, the bond bears interest at the rate of 9%;

−    the margin of the syndicated credit line of 6 billion euros might be modified in light of changes to Orange’s credit rating, upwards or downwards. As at December 31, 2020, the credit facility was not drawn.

At December 31, 2020, neither Orange’s credit ratings nor the outlook had changed compared with December 31, 2019:

	Standard & Poor’s	Moody’s	Fitch Ratings
Long-term debt	BBB+	Baa1	BBB+
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F2

5.5.4         Financial covenants

Commitments with regard to financial ratios

Orange SA does not have any credit facilities or loans subject to specific covenants with regard to financial ratios.

Commitments related to instances of default or material adverse changes

Most of Orange SA’s financing agreements, in particular the 6 billion-euro syndicated credit facility, as well as bond issues, are not subject to early redemption obligations in the event of a material adverse change, or cross-default provisions. Most of these contracts include cross acceleration provisions. Thus, the mere occurrence of events of default in other financing agreements would not automatically trigger accelerated repayment under such contracts.

5.5.5         Credit risk and counterparty risk management

Orange SA may be exposed to counterparty risk through trade receivables, cash and cash equivalents, investments and derivative financial instruments.

Orange SA considers that it has limited counterparty risk with respect to trade accounts due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. The maximum value of the counterparty risk on these financial assets is equal to their recognized net carrying value.

Orange SA is exposed to bank counterparty risk through its investments and derivatives. Therefore, it performs a strict selection based on the credit rating of public, financial or industrial institutions in which it invests or with which it enters into derivatives agreements:

−    for each non-banking counterparty selected for investments, limits are based on ratings and maturities of the investments;

−    for each counterparty bank selected for investments and derivatives, limits are based on equity, rating, CDS (Credit Default Swap, an accurate indicator of potential default risk) as well as on periodic analyses carried out by the Treasury Department;

−    theoretical limits and consumption limits are monitored and reported on a daily basis to the Group treasurer and the head of the trading room. These limits are adjusted regularly depending on credit events.

For derivatives, master agreements relating to financial instruments (French Banking Federation) are signed with all counterparties and provide for a net settlement of debts and receivables, in case of failure of one of the parties, as well as for calculation of a final balance to be received or paid. These agreements include a CSA (Credit Support Annex) cash collateral clause that can lead to either a deposit (collateral paid) or collection (collateral received), on a daily basis. These payment amounts correspond to the change in market value of all derivatives.

As a rule, investments are negotiated with high-grade banks.

5.5.6         Notional amount and fair value of derivative financial instruments

Notional contracts or amounts do not represent the amounts to be paid or received and consequently do not represent the risk incurred by Orange SA in the use of derivative financial instruments.

The fair value of the currency swaps and interest rate swaps is estimated by discounting expected future cash flows using the year-end market exchange rates and year-end interest rates for the remaining term of the contracts.

The fair value of over-the-counter options is estimated using generally accepted market measurement models.

Orange SA may set up hedges of interest rate and foreign exchange rate risk with external counterparties on behalf of some of its direct or indirect subsidiaries. In the vast majority of cases, these hedges are subject to mirror transactions in the subsidiaries for which they are set up, with Orange SA not bearing any residual interest or foreign exchange rate risk.

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(in millions of euros)	December 31, 2020		December 31, 2019
	Notional amount	Fair value	Notional amount	Fair value
Off-balance sheet financial instruments
Interest rate swaps	4,835	(46)	4,649	(48)
Cross-currency swaps	11,790	(495)	11,862	228
Forward currency contracts	2,404	(1)	2,382	-
Total firm commitments	19,029	(542)	18,893	180
Options	66	-	45	-
Total contingent commitments	66	-	45	-
Total	19,095	(542)	18,938	180

5.6         Other current liabilities

(in millions of euros)	Note	December 31, 2020	December 31, 2019
Subsidiaries’ cash current accounts		5,328	5,910
of which Atlas Services Belgium (1)	8	2,338	2,565
of which Equant		873	805
of which Orange Participations UK (2)	8	211	611
of which Atlas Countries Support		138	94
of which Orange Spain		186	138
of which Orange Brand Services Limited		107	108
of which Orange Telecommunications Group Limited		42	42
of which Orange Participations		199	186
of which Orange Middle East & Africa		222	147
Tax and social security liabilities		1,450	1,454
Payables to submarine cable consortium members		257	169
Others		382	420
Total		7,417	7,953

(1)   Change over the fiscal year due in particular to dividends paid to Orange SA for an amount of (1,000) million euros and to dividends received from Orange Participations UK for 600 million euros and from its other subsidiaries for 96 million euros.

(2)   Change during the fiscal year due to dividends paid to Atlas Services Belgium for an amount of (600) million euros and to dividends received from Orange Spain for an amount of 200 million euros.

5.7         Deferred income

(in millions of euros)	December 31, 2020	December 31, 2019
Deferred financial income	877	867
of which instruments eligible for hedge accounting	401	409
of which balances received upon unwinding of derivatives and spread until maturity of the hedged underlying	476	458
Deferred operating income	732	789
of which B2C contracts	209	205
of which the spreading over 20 years of the invoicing for civil works services as part of the cable network contribution	59	103
Total	1,609	1,656

5.8         Maturity of non-financial receivables and payables

At December 31, 2020, receivables and non-financial payables were due within one year, with the exception of telecom license debts (see Note 4.1.1 Intangible assets) and receivables related to the payment terms offered on the acquisition of a mobile phone (see Note 10.1.8 Trade receivables).

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Note 6        Contractual obligations and off-balance sheet commitments

On December 31, 2020, Management believes that, to the best of its current knowledge, there are no commitments likely to have a significant effect on the current or future financial position of Orange SA, other than those mentioned in this note.

6.1         Commitments related to operating activities

(in millions of euros)	Total commitment	Less than one year	From one to five years	More than five years
Commitments related to operating activities	9,516	2,457	4,089	2,970
Operating and finance lease commitments (1)	4,705	1,150	2,181	1,374
Handset purchases commitments	318	318
Transmission capacity purchases commitments	250	60	91	99
Other goods and services purchases commitments	1,472	263	654	555
Investment commitments in property, plant and equipment and intangible assets	1,109	117	636	356
Guarantees granted to third parties in the ordinary course of business	1,662	549	527	586

(1)   Including operating property leases for 3,957 million euros, finance lease expenses for 624 million euros and vehicle rentals for 72 million euros.

Operating lease commitments

The main operating lease commitments correspond to the present value of fixed and in-substance fixed payments not paid at that date, plus any amounts that Orange SA is reasonably certain to pay at the end of the lease, such as the exercise price of a purchase option (where it is reasonably certain to be exercised), or penalties payable to the lessors for terminating the lease (where such termination option is reasonably certain to be exercised).

Orange SA systematically determines the lease term as the period during which leases cannot be canceled, plus periods covered by any extension options that the lessee is reasonably certain to exercise and by any termination options that the lessee is reasonably certain not to exercise.

For each lease, the discount rate used is determined based on the yield rate on government bonds, in accordance with the lease term and currency, to which the Group’s credit spread is added.

Operating lease maturities are presented below:

(in millions of euros)	Minimum future lease payments	Less than one year	From one to five years	More than five years
Operating property lease commitments (1)	3,957	781	1,987	1,189

(1)   Lease payments in respect of operating property leases, except for those entered into with FT IMMO H (an Orange SA subsidiary), amounted to 3,514 million euros.

Orange SA may choose whether or not to renew commercial leases upon expiration or replace them with other leases with renegotiated terms and conditions.

Other goods and services purchase commitments

The main commitments to purchase goods and services correspond to:

−    property rental expenses for an amount of 458 million euros;

−    the purchase of broadcasting rights for an amount of 264 million euros;

−    hosting services for active equipment for mobile sites under a "Built-to-Suit" agreement for approximately 247 million euros;

−    the maintenance of submarine cables for which Orange has joint ownership or user rights, for an overall amount of 197 million euros.

Investment commitments

At the end of December 2020, investment commitments amounted to 1,109 million euros.

In addition to these commitments, which are expressed in monetary terms, the Group made certain commitments to the National Regulatory Authorities such as ensuring certain coverage of the population by fixed or mobile networks, particularly in the context of assignment of licenses or service quality. These commitments will require capital expenditure in future years to roll out and enhance the networks. They are not shown in the table above since they are not expressed in monetary terms:

−    the obligations included in the authorization to use 5G frequencies in the 3.4-3.8 GHz band issued to Orange on November 12, 2020 are as follows:

-     the rollout of sites (3,000 sites by the end of 2022, 8,000 sites by the end of 2024 and 10,500 sites by the end of 2025), of which 25% must be located in rural areas or industrial areas outside of very densely populated areas,

-     widespread availability of a 5G service at all sites by the end of 2030, an obligation that may be met either with the 3.4-3.8 GHz band or another band,

-     the provision of a speed of at least 240 Mbps per sector from 75% of sites by the end of 2022, 85% of sites by the end of 2024, 90% of sites by the end of 2025, and 100% of sites by the end of 2030,

-     coverage of the main highways by the end of 2025, major roads by the end of 2027,

-     the provision of differentiated services and activation of the IPv6 network protocol (Internet Protocol version 6).

In addition, the commitments made by Orange to participate in the first stage of the procedure and which made it possible to obtain 50 MHz at a reserve price became obligations in the authorization issued:

-     from the end of 2023, Orange will have to provide a fixed offer from sites using the 3.5 GHz band and a fixed offer to cover the premises that benefit from fixed-access radio network services,

-     Orange will have to meet reasonable requests for the provision of services from private sector companies and public sector structures, provide indoor coverage, offer hosting for mobile virtual network operators (MVNOs) and be transparent about network failures and planned rollouts.

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−    pursuant to the provisions of Article L. 33-13 of the French Postal & Electronic Communications Code regarding coverage in lightly inhabited areas:

-     Orange proposed that it commit to ensuring that, within its FTTH deployment scope in the AMII area, unless refused by third parties, that 100% of homes and professional premises would have access to FTTH sales offers by the end of 2020 (including a maximum 8% of premises connectable on demand) and that 100% of homes and professional premises would be made connectable by the end of 2022. Subsequent to the Arcep opinion, these proposals were accepted by the government in July 2018,

-     outside of the AMII area, Orange proposed that it make deployment commitments within the AMEL area the Vienne, Haute-Vienne, Deux-Sèvres and Lot-et-Garonne departments,

-     lastly, Orange proposed to make commitments outside of the AMII and AMEL areas in the following departments: Orne, Hautes-Pyrénées, Yvelines, Territoire-de-Belfort, Guadeloupe and Martinique.

−    on January 14, 2018, the Orange Group and the other French mobile operators signed an agreement (the "New Deal") to ensure better mobile coverage of French territory, particularly rural areas. This agreement includes enhanced coverage obligations, which are included for the period 2018-2021 in our licenses in force in the bands 900 MHz, 1,800 MHz and 2,100 MHz, and for the post 2021 period, in the new licenses for 900 MHz, 1,800 MHz and 2,100 MHz awarded on November 15, 2018:

-     targeted programs for the improvement of coverage, with the coverage of 5,000 areas by operators by 2029,

-     the generalization of 4G by the end of 2020 on almost all existing mobile sites,

-     the acceleration of the coverage of the transport routes, ensuring that the main road and rail routes have 4G coverage,

-     the supply of a fixed 4G service and the extension of the service to 500 additional sites upon request from the government by 2020,

-     the widespread use of telephone coverage inside buildings, proposing voice over Wi-Fi and SMS over Wi-Fi offers and offers involving the indoor coverage of buildings upon request,

-     the improvement of reception quality throughout the country, particularly in rural areas, with good coverage (according to the Arcep decision No. 2016-1678 relative to publications giving information on mobile coverage) by 2024-2027.

−    in 2015, in France, when the frequencies in the 700 MHz band were allocated, Orange took:

-     coverage obligations in "priority deployment areas" (40% of the country within 5 years, 92% within 12 years and 97.7% within 15 years) and in "white area" not yet covered by a broadband network (100% within 12 years), at the level of priority road routes (100% within 15 years) and at the level of the national rail network (60% within 7 years, 80% within 12 years and 90% within 15 years).

−    in 2011, in France, when the frequencies in the 2.6 GHz and 800 MHz bands were allocated, Orange took:

-     an optional commitment to host mobile virtual network operators (MVNOs) on certain technical and pricing terms under Full MVNO schemes,

-     an obligation to provide mobile coverage with theoretical maximum download speeds of at least 60 Mbps per user (25% of the country within 4 years and 75% within 12 years for the 2.6 GHz band, 98% of the country within 12 years and 99.6% within 15 years for the 800 MHz band) which can be met by using both the allocated frequencies and other frequencies,

-     for the 800 MHz band, specifically: a coverage obligation in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming services, a coverage obligation in each department (90% within 12 years, 95% within 15 years) and an obligation to pool resources in communities covered by the "white area" program.

Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that Orange SA has the ability to fulfill these commitments towards government authorities.

Guarantees granted to third parties in the ordinary course of business

As the parent company of the Orange group, Orange SA grants guarantees to third parties in order to cover the contractual obligations of its direct or indirect subsidiaries. These guarantees totaled 1,662 million euros at December 31, 2020.

In the context of deploying the high-speed and very high-speed broadband network in France, the Group signed contracts through the Public Initiative Network (mainly public service delegation contracts or public-private partnerships and procurement contracts for design, realization, operation and maintenance), under terms which Orange SA counter-guaranteed for an overall amount of 368 million euros at December 31, 2020, a portion of the commitments being made by its subsidiaries with public entities, particularly for performance guarantees and rehabilitation of infrastructure.

Commitments include performance guarantees granted to certain customers of subsidiaries of the Enterprise Division, for an amount of 290 million euros, and also include 350 million euros for the guarantee granted by Orange SA to Arcep corresponding to the reserve price of a 5G frequency block as part of the auction process in 2020.

In addition, Orange SA provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of its contractual obligations in the ordinary course of its business. These guarantees are not shown in the table above, as they do not increase the amount of its commitments.

6.2         Other commitments

Warranties given on disposals

Under the disposal agreements for certain assets, subsidiaries or equity investments entered into by its subsidiaries, the Company guarantees that those subsidiaries will fulfill their obligations under the asset and liability warranties they have granted. Nearly all material disposal agreements provide for caps on these warranties.

At December 31, 2020, the main warranties in effect were the following:

−    the uncapped warranties granted to the EE joint venture when contributing the operations in the United Kingdom, concerning the restructuring of equity investments and assets carried out prior to the contribution expiring in 2022;

−    a warranty given to BT as part of the disposal of EE, backed 50/50 by Orange group and Deutsche Telekom as tax and operating warranties, excluding events ascribable solely to one or the other, and capped at the contractually set disposal price of 5.1 billion pounds sterling (5.7 billion euros converted at the exchange rate at December 31, 2020) for Orange’s share, which will expire in 2023;

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−    miscellaneous standard warranties granted to buyers of real estate sold by the Group.

The Company believes that the risk of all these warranties being enforced is remote and that the potential consequences of their being called are not material with regard to Orange SA’s results and financial position.

6.3         Financing commitments

Orange SA’s main commitments relating to borrowings are set out in Note 5.4 Financial liabilities and Note 5.5 Exposure to market risks.

Note 7        Litigation

This note presents all of the significant legal disputes in which Orange SA is involved, with the exception of those related to disagreements between Orange SA and the tax or social security authorities concerning levies, income tax or social security contributions. These disputes are presented in Notes 3.6. Income tax and 5.3 Provisions.

At December 31, 2020, the provisions recognized by Orange SA for all disputes in which it is involved (other than those in Notes 3.6 Income tax and 5.3 Provisions) amounted to 451 million euros, compared with 569 million euros at December 31, 2019. Orange SA believes that any disclosure of the amount of provisions on a case-by-case basis for ongoing disputes could seriously harm the Group’s position. The balance and overall movements on provisions are presented in Note 5.3 Provisions.

Litigation related to competition law

Mobile services

−    In parallel to the judicial inquiry for which a final ruling was handed down on December 17, 2015 a final verdict was reached by the French Competition Authority fining Orange 350 million euros for having implemented four anti-competitive practices in the "Enterprise" market segment and imposing injunctions, SFR brought an action on June 18, 2015, for damages suffered because of Orange’s practices. After several successive increases in April 2016 and September 2018, SFR raised its claim from the initial 512 million euros to 3 billion euros in July 2019. The Group believes this claim represents a risk. In the wake of this decision, Céleste and Adista also brought actions against Orange before the Paris Commercial Court for damages. To date, the overall claims of SFR, Céleste and Adista represent a total of 3.1 billion euros. These cases are currently being investigated by the courts and a decision of the Paris Commercial Court is expected by the end of the first quarter 2021 in the SFR case.

−    Concurrently to their complaints filed with the French Competition Authority, regarding practices of Orange in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guyana, for which Orange was definitively ordered to pay a fine of 63 million euros in December 2009 reduced to 60 million euros by the Paris Court of Appeal in July 2013, Digicel and Outremer Telecom initiated before the Paris Commercial Court respectively in March 2009 and October 2010, legal actions for alleged damages stemming from these practices, in an amount which Digicel had assessed at 329 million euros increased to 493 million euros in November 2015 and Outremer at 75 million euros. After it was ordered by the Paris Commercial Court in March 2015 that 8 million euros should be paid to Outremer Telecom, the Paris Court of Appeal decreased the amount of the fine to 3 million euros in May 2017, noting inter alia that the damages should be discounted at the statutory rate of interests. On December 18, 2017 the Paris Commercial Court ordered Orange to pay Digicel the sum of 180 million euros, to be discounted from March 2009 until the date of payment at a rate of interest higher than that adopted by the Paris Court of Appeal in the Outremer Telecom litigation, i.e. a total amount of 346 million euros. Orange filed an appeal and, at the same time, obtained from the Paris Court of Appeal on February 6, 2018, the right to escrow only the notional amount of the penalty until the court ruled on the merits of the case. On June 17, 2020, the Paris Court of Appeal overturned the discounting method applied to the damages set forth in the judgement rendered by the Paris Commercial Court on December 18, 2017, which ordered Orange to pay to Digicel 180 million euros in principal. Following this judgment, Orange was refunded 97 million euros. Orange appealed to the French Supreme Court and re-assessed the risk related to the possible reversal of the Court of Appeal’s judgment, which would return the parties to the situation following the first-instance court’s decision.

Fixed-line services

−    In 2010, SFR and then Verizon summoned Orange SA to appear before the Paris Commercial Court demanding the reimbursement of alleged overpayments on interconnection services provided by Orange, the price of which allegedly did not reflect their cost. On June 18 and 25, 2013, the Paris Commercial Court dismissed their claims but ordered Orange to pay Verizon 1 million euros damages with respect to services provided in 2008. Orange paid this amount in 2013. SFR and Verizon filed appeals against these decisions. In December 2015, the Paris Court of Appeal dismissed in full the claims made by SFR and confirmed the first instance decision. In September 2017, the French Supreme Court rejected SFR’s appeal. Furthermore, in April 2017, the Paris Court of Appeal dismissed Verizon completely and reversed the compensation of 1 million euros granted for services provided in 2008. On June 5, 2019, the French Supreme Court annulled the decision of the Paris Court of Appeal and restored the parties to the situation they were in following the first instance court’s decision rendered on June 25, 2013. The proceedings are still ongoing.

−    In 2012, SFR brought an action against Orange SA before the Paris Commercial Court denouncing its retail offers for the secondary residences market and claiming 218 million euros for losses allegedly suffered. In February 2014, the trial court ruled that Orange had abused its dominant position and ordered it to pay 51 million euros in damages to SFR. In October 2014, the Paris Court of Appeal annulled this decision which was then reversed by the French Supreme Court on April 12, 2016. Orange had then to pay 53 million euros to SFR pursuant to the trial court’s ruling. SFR had raised its claims to 257 million euros before the Court of Appeal. On June 8, 2018, the Court of Appeal sentenced Orange to pay 54 million euros. Orange paid the balance following the cancellation of the previous ruling from the Court of Appeal and appealed to the French Supreme Court. On September 16, 2020, the French Supreme Court overturned the judgment handed down by the Court of Appeal and restored the parties to the situation they were in following the Paris Commercial Court’s decision. Orange applied to the Court of Appeal to have its conviction overturned and the return of the sums awarded.

Other proceedings

−    In June 2018, Iliad brought summary proceedings against Orange SA before the presiding judge of the Paris Commercial Court, aiming to ban some of its mobile telephony offers proposing mobile handsets at attractive prices accompanied by a subscription package, on the grounds that they constituted consumer credit offers. The case is currently being investigated by the judges deciding on the merits of the case. On October 16, 2020, Iliad, for the first time, assessed its loss at 790 million euros.

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−    In December 2018 the administrators of former UK retailer Phones 4U, (which is in administration and no longer trading), filed a claim against the three main UK mobile network operators, including EE, and their respective existing or former parent companies including Orange. The claim (of an unquantified amount) is currently being disputed before the High Court of England and Wales. Orange challenges vigorously the allegations raised by Phones 4U which include collusion.

−    In August 2020, ASSIA brought proceedings against Orange SA before the Paris Civil Court for infringement of two dynamic xDSL line management patents. ASSIA claims a total of around 500 million euros for the financial damage it claims to have suffered. Orange SA considers its claims to be unfounded and challenges them. The proceedings are currently being examined by the judges deciding on the merits of the case.

−    The Evaluation and Compensation Committee, set up as part of the France Telecom employee-related crisis trial, to examine individual claims submitted by individuals present in the company between 2007 and 2010 and their beneficiaries, extended the period for submitting files until December 31, 2020. This Committee is continuing to analyze and process the requests received. At the end of December 2020, around 1,700 individual requests had been received, about 470 of which had been closed subsequent to an agreement and the other requests are being processed.

In order to provide its telecommunication services, Orange SA sometimes uses fixed assets of other parties. Terms of use of these assets are not always formalized. The Company is sometimes subject of claims and might be subject to future claims in this respect, which could result in a cash outflow in the future. The amount of the potential obligations or future commitments cannot be measured with sufficient reliability due to legal complexities involved.

Other than proceedings related to tax audits (see Note 3.6 Income tax), there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending or threatened, of which Orange is aware, which may have or have had in the last 12 months a material impact on the Company’s and/or Group’s financial position or profitability.

Note 8        Transactions with companies and related parties

The main related-party transactions with associates are carried out in the ordinary course of business.

The additional related-party transactions cover the main transactions carried out in the ordinary course of business with companies that belong to the Group and that are not wholly owned (directly or indirectly) by Orange SA and companies in which the Chairman of Orange SA’s Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee.

Telecommunication services provided to French governmental authorities, which are one of Orange SA’s largest customers, as well as those to its various local and regional authorities, are provided on an arm’s length basis.

Note 9        Subsequent events

Orange Concessions

On January 22, 2021, Orange has entered into an exclusive agreement with La Banque des Territoires (Caisse des dépôts), CNP Assurances and EDF Invest, for the sale of 50% of the capital and joint control of Orange Concessions. Subject to obtaining the agreement of the relevant antitrust authorities and all stakeholders, the closing of this transaction should be completed in the second half of 2021.

Note 10    Accounting policies for preparing the financial statements

The Statutory Financial Statements of Orange SA have been prepared in accordance with generally accepted accounting principles in France and with the provisions of the French General Accounting Plan (Plan Comptable Général).

10.1      Accounting policies

The financial statements were prepared in accordance with ANC regulation No. 2014-03 of June 5, 2014, regarding the amended version of the French General Accounting Plan.

General accounting practices were used in accordance with the French General Accounting Plan, in line with the principle of prudence, and following the basic assumptions below:

−    going concern;

−    independence of fiscal years;

−    consistency of accounting methods from one fiscal year to the next; and

in accordance with general rules for the preparation and presentation of Statutory Financial Statements.

The historical cost method was adopted as the basic method of accounting. Only material information is provided.

The principal methods used are presented below.

10.1.1       Transactions in foreign currencies

Sales in foreign currencies are recorded under revenue at the exchange rate on the day of sale. The effect of hedging is, where applicable, accounted for under the same heading as revenue.

Monetary assets and liabilities in foreign currencies are translated at the year-end exchange rate. Losses or gains arising on the translation of receivables and payables at the year-end rate are recognized in the balance sheet respectively as "unrealized foreign exchange losses" on the assets side or "unrealized foreign exchange gains" on the liabilities side.

For financial transactions, unrealized gains or losses on all balance sheet and off-balance sheet positions are determined by currency and by year of due date. For commercial transactions, unrealized gains or losses are determined by currency.

A provision is recorded for any net unrealized exchange losses other than those backed by an underlying instrument that is part of a hedge of investment securities in foreign currencies.

Translation adjustments for operating payables and receivables (provisioned or realized) are entered under operating income. Translation adjustments for financial payables and receivables (provisioned or realized) are entered under financial income.

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10.1.2       Revenue recognition

The main revenue from Orange SA’s activities is recognized as follows:

Provision of equipment

Revenue from the sale of handsets and accessories is recognized when delivered. Installation fees are recognized in revenue when the line is activated.

Equipment lease revenue is recognized on a straight-line basis over the term of the lease agreement.

Service revenue

Revenue from telephone and Internet access contracts is recognized on a straight-line basis over the period of the service.

Revenue from incoming and outgoing telephone communications is recognized when the service is provided.

Revenue related to the use of leased lines and to medium-speed and broadband data transmission is recognized on a straight-line basis over the term of the contract.

Revenue related to the sale of transmission capacity on terrestrial and submarine cables is recognized on a straight-line basis over the term of the contract.

Revenue from Internet advertising is recognized over the period over which the advertising service is provided.

Separable components of a bundled offer and related offers

Many service offers available on the Group’s main markets are comprised of two components: an equipment component (e.g. a mobile handset) and a service component (e.g. a talk plan).

Hence, for bundled offers including a handset sold at a discounted price and a telecommunication service, revenue recognized for the handset sale is limited to the amount of the arrangement that is not contingent upon the rendering of service provision, i.e. the amount paid by the customer for the handset: this amount is usually the amount paid at the delivery, or the discounted amounts paid over a 12- or 24-month period with respect to the offers paid by installments.

Where separable, revenue from equipment sales is recognized when the significant risks and rewards of ownership are transferred to the buyer. The provision of an Internet box does not constitute either a separable component of the Internet access service offer nor a rental because Orange maintains control of the box and its usage.

For certain commercial offers, revenue from connection to a service is recognized in full when billing the first connection, even if this service is not a separately identifiable transaction from subscription and communications.

Sales of content

Revenue from the sale of revenue and cost-sharing arrangements ("contact number" service) is recognized at the gross amount. Amounts due to providers of such services are recognized in operating expenses.

Revenue from the sale or supply of content (audio, video, games, etc.) through the various communication systems (mobile, PC, TV, fixed telephony, etc.) is recognized at the gross amount; payments to content publishers are therefore recognized in operating expenses. When Orange SA is acting as agent in the sale or supply of content, the related transactions are recognized in third-party accounts and only Orange SA’s fees are recognized in net income.

Customer acquisition and loyalty program costs

Subscriber acquisition and retention costs, other than loyalty program costs, are recognized in profit and loss in the period in which they are incurred, that is, on acquisition or renewal.

The accounting treatment of rights to loyalty discounts granted to customers is defined by CNC Urgent Issues Committee Opinion 2004- E dated October 13, 2004. When the right to a benefit is granted, the Company undertakes to provide cash discounts or benefits in kind to its customers. The equivalent value in euros of loyalty discounts granted to customers is recognized under deferred income. It is estimated on the basis of assumptions on cancellation rates and utilization rates of the rights by subscribers and is deferred until such time as it is converted into revenue when a future sale is made. This principle is applied to Orange SA’s existing PCM (Change Your Mobile) program, under which customers can get a new mobile phone providing that they enter into a new contractual obligation.

10.1.3       Intangible assets

Pursuant to ANC Regulation No. 2015-06 of November 23, 2015, at the start of the fiscal year on January 1, 2016, the technical losses recognized in the financial statements were allocated, transaction by transaction, to the underlying assets on which there were unrealized gains. The residual amount of losses not allocated to components of identified assets remain in commercial goodwill and is subject to impairment tests as described in Note 10.1.5 Impairment of property, plant and equipment and intangible assets.

Thus, intangible assets mainly include technical merger losses not allocated to identified assets, licenses, patents, usage rights, software and leasehold rights, as well as development costs.

Gross value

Intangible assets are recognized at acquisition or production cost.

The acquisition cost of mobile network operating licenses consists of a fixed portion, which is capitalized, and a variable portion, which is expensed (equal to 1% of eligible revenue). The amortization period for the licenses begins as from the date on which the network is technically ready for effective marketing of the service and ends on the license expiration date, with the exception of the first block of frequencies under the UMTS license, for which the amortization period is effective as from the award date.

Development costs are capitalized when the following can be demonstrated:

−    the intention and the technical and financial capacity to complete the development project;

−    the project will generate probable future economic benefits for the Company; and

−    the cost can be measured reliably.

Research and development costs not fulfilling the above criteria are expensed as incurred.

Amortization

Intangible assets are amortized on a basis that reflects the pattern in which their future economic benefits are expected to be consumed according to their probable use.

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The straight-line basis is usually applied over the following estimated useful lives:

Mobile network licenses	15 to 20 years
Patents	14 years
Indefeasible Rights of Use of submarine and terrestrial cables	10 to 20 years
IT (applications, software, licenses), customer service platforms, R&D	3 to 5 years

10.1.4       Property, plant and equipment

Property, plant and equipment mainly comprise network facilities and equipment.

Gross value

The gross value of property, plant and equipment corresponds to their acquisition or production cost. This cost includes the costs directly attributable to the transfer of the asset to its place of operation and its preparation for operation.

Transfer taxes, fees or commissions and legal costs related to the acquisition are attached to the acquisition cost of the asset.

The cost of property, plant and equipment includes, where appropriate, the estimate of the costs of dismantling and removing the item and restoring the site on which it is located, representing the obligation incurred by Orange SA.

The cost of networks includes design and construction costs, as well as equipment and installation capacity improvement costs.

Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or extend its useful life.

The rollout of assets by stage, especially for network assets, does not generally require a substantial period of preparation. As a consequence, Orange SA does not generally capitalize the interest expense incurred during the construction and acquisition phase for its property, plant and equipment and intangible assets. Interest is entered under expenses in the fiscal year during which it is incurred, independently of how the borrowed capital is used.

Pursuant to the component-based approach, the total cost of an asset is allocated among its different components and each component is accounted for separately when different components have different useful lives, or when the pattern in which their future economic benefits are expected to be consumed by the entity varies, thereby requiring the use of different rates and methods of depreciation.

Depreciation and amortization

Property, plant and equipment are depreciated on a basis that reflects the pattern in which the future economic benefits of each of their components are expected to be consumed according to their probable use.

The straight-line basis is usually applied over the following estimated useful lives:

Buildings (including lightweight constructions), leasehold improvements and equipment	5 to 30 years
Infrastructure (civil works, copper and optical cables, telephone poles, masts, mobile site research and engineering costs)	8 to 30 years
Equipment (switching, transmission, etc.) and fixed and mobile network installations, including inseparable underlying software	5 to 20 years
Computer hardware, handsets	3 to 5 years
Other property, plant and equipment	3 to 10 years

Land and fixed assets in progress are not depreciated.

The depreciable amount of an asset relates to its gross value minus its residual value less disposal costs.

Orange SA makes use of accelerated depreciation allowed under the tax regulations in force. The difference between accelerated depreciation and straight-line depreciation is recorded as a regulated provision on the balance sheet.

10.1.5       Impairment of property, plant and equipment and intangible assets

An impairment loss is recognized, on a case-by-case basis, when the fair value of an asset falls sustainably below its net carrying value due to events or circumstances arising during the period (such as obsolescence, wear and tear, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenue or other external indicators, revision of operating cash flows, etc.).

Fair value is the higher of market value and value in use.

For assets which are to be held and used, fair value is usually determined on the basis of value in use, which is the estimated present value of the future economic benefits expected to be derived from the use and disposal of the asset. For assets held for sale, fair value is determined on the basis of realizable value assessed by reference to market prices.

In addition, property, plant and equipment and intangible assets, including the commercial goodwill allocated to businesses in France, are tested overall for impairment relating to all activities and sites in France.

Potential reversal of impairment is examined at each closing date. Impairment on goodwill is definitive.

10.1.6       Financial assets

Investment securities are recorded at historical purchase cost plus the share, if any, of the merger loss allocated to them pursuant to ANC Regulation No. 2015-06. Transaction costs are expensed as incurred.

To determine whether an impairment loss should be recognized, the historical acquisition cost (including any share of merger losses allocated thereto) is compared to its fair value.

Fair value is equal to value in use for strategic interests. However, when an interest is due to be sold, it is measured at market value.

The value in use of investment securities is the estimated enterprise value of the component entities of those investments, less their net debt (or plus their net cash), as calculated in their currency and converted into euros at the year-end exchange rate.

Due to the short-term volatility of market value and the strategic nature of its investments, Orange SA uses the discounted cash flow method to assess enterprise value (excluding for banking activity). Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by Orange SA’s Management, as follows:

−    cash flows are taken from business plans covering a timeframe of three to five years;

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−    beyond that timeframe, cash flows are extrapolated by applying a perpetual growth rate specific to each business activity;

−    the cash flows obtained are discounted using appropriate rates for the type of business.

Market value is the best estimate of the amount obtainable from the sale of an asset in an arm’s length transaction less costs to sell. This estimate is made on the basis of available market information, taking into account any specific circumstances.

Other criteria, such as market value (assessed based on average share price over the last 20 trading days), growth and profitability prospects, parent company equity, proportionate share in the investment (historic basis) can be taken into account, separately or in addition to value in use, when calculating fair value according to the type of each investment.

Receivables related to investment securities

Receivables related to investment securities comprise medium- or long-term loan agreements with Group companies. They are recognized separately from current accounts with Group subsidiaries, which are used for the daily management of their cash surpluses and requirements. Impairment is recognized according to the risk of non-recovery.

Cash collateral

Orange SA has negotiated cash collateral agreements with its main bank counterparties, which fluctuate according to the valuation of off-balance sheet transactions with these counterparties. The amount of this collateral is strongly correlated to movements in foreign exchange rates.

Collateral paid is recorded in Financial assets and collateral received is recognized in Other short-term borrowings.

10.1.7       Inventories

Network maintenance equipment and equipment intended for sale to customers are measured at the lower of cost or likely net realizable value. The cost relates to the acquisition cost, which is determined by the weighted average cost method.

When the probable net realizable value is lower than the cost of entry, a provision for impairment is recorded that amounts to the ascertained difference.

10.1.8       Trade receivables

Due to its broad range of customers (B2C customers, large companies, professionals and MVNOs), Orange SA does not consider itself to be exposed to a customer concentration risk. Impairment is recognized according to the risk of non-recovery of the receivables. It is calculated either on an individual basis or on a statistical assessment of the risk according to customer segment.

Receivables assigned to installment payments

Trade receivables may include installment payments over at most a two-year period for mobile phone purchases. In 2018, Orange SA established a program with a bank of non-recourse sales of its deferred payment receivables. The transfer of ownership having been completed, the receivables thus sold were no longer recognized on the balance sheet. This sale is considered as a pure and simple assignment of receivables related to the Company’s day-to-day business. The difference between the par value and the sale price of the receivable is recorded in operating income.

10.1.9       Marketable securities

Marketable securities are stated at cost. An impairment provision is recognized, where applicable, for each line of securities of the same nature, equal to the difference between their carrying value and the average stock market price during the previous month or, in the case of unlisted securities, their probable trading value. However, in line with CRC Rule No. 2008-15 of December 4, 2008, no impairment losses are recognized on marketable securities comprising shares purchased or held in respect of free share award plans: any loss arising from their removal from the balance sheet without a counterbalancing entry is accounted for by recognizing a provision (see Note 10.1.16 Other employee benefits).

10.1.10     Other shareholders’ equity

When, based on the terms of the contract or the economic conditions at the time of issuance, an interest bearing-financial instrument is not redeemable at the lender’s option or it is redeemable in equity instruments, it is recognized in Other shareholders’ equity.

10.1.11     Government grants

Orange SA may receive non-repayable grants, presented in shareholders’ equity, under "Grants," in the form of direct or indirect funding from third parties for capital projects, mainly provided by local and regional authorities. They are recycled to the income statement at the same rate and over the same period as the depreciation of the fixed assets financed.

10.1.12     Bond issuance costs

Bond issuance costs are recorded in operating expenses in the fiscal year in which the bonds were issued. Share premiums are recognized in financial expenses over the term of the bond.

10.1.13     Derivative financial instruments

Orange SA manages the market risks related to changes in interest and exchange rates using financial instruments (derivatives), and particularly cross-currency interest rate swaps, interest rate swaps, caps, floors, futures contracts in organized markets, forward currency contracts, currency swaps and currency options. These instruments are used for hedging purposes.

Gains and losses arising on these derivatives are recorded in the income statement on a symmetrical basis with the losses and gains on the hedged items:

−    differences in interest receivable or payable on interest rate derivatives and any premiums or discounts on these transactions are recorded in the income statement on a symmetrical basis over the term of the hedged item;

−    gains and losses arising on currency derivatives used to hedge balance sheet items are recorded as adjustments to the foreign exchange gain or loss of the hedged item; if the hedging instrument is unwound or matures before the hedged item, any associated gains or losses are retained on the balance sheet, as deferred income or prepaid expenses, until the transaction is unwound, and are then reclassified as income;

−    gains and losses arising on derivatives designated as hedges of identifiable firm commitments or identifiable future transactions are deferred and recognized in the valuation of the transaction when it is unwound;

−    some transactions which comply with Orange SA’s hedging policy do not qualify for hedge accounting. In accordance with ANC regulation No. 2015-05 of July 2, 2015 concerning forward financial instruments and hedging transactions, changes in the value of these transactions in open stand-alone position appear on the balance sheet as counterparties to transitional accounts: on the asset side of the balance sheet with respect to changes related to unrealized losses and on the liabilities side with respect to changes related to unrealized gains;

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−    unrealized gains are not entered on the statement of profit and loss;

−    if a transaction creates an unrealized loss, a provision is expensed in net financial income in the amount of that unrealized capital loss.

10.1.14     Provisions

Provisions are entered if at the end of the fiscal year, Orange SA has a present obligation towards a third party resulting from a past event and it is probable that an outflow of resources embodying economic benefits without at least equivalent compensation will be required to settle the obligation and the amount of that liability can be quantified or estimated within a reasonable range.

This obligation may be legal, regulatory or contractual. It may also result from Orange SA’s practices or from public commitments that have created a legitimate expectation on the part of the third parties concerned that Orange SA will assume certain responsibilities.

The amount of the provision corresponds to the amount of the outflow of resources that will probably be required for Orange SA to settle the obligation.

Contingent liabilities are disclosed in the notes to the financial statements. They correspond to:

−    probable obligations arising from past events that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Company’s control; or

−    present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits without at least equivalent compensation will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

Litigation

In the ordinary course of business, Orange SA is involved in a number of legal and arbitration proceedings and administrative actions. The costs that may result from these proceedings are only accrued when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk.

Dismantling and restoring sites

Orange SA is required to dismantle technical equipment and restore technical sites.

The provision is based on dismantling costs (on a per-unit basis for public phones and mobile antenna sites, or per metric ton for telephone poles and fixed-line electrical and electronic equipment) incurred by Orange SA to meet its environmental commitments and annual estimated asset dismantling and site restoration obligations.

The provision is assessed on the basis of the identified costs for the current fiscal year, extrapolated for future years using the best estimate of the commitment settlement. It is discounted at a risk-free rate. This estimate is revised annually and adjusted where appropriate against the asset to which it relates.

The asset to which it relates is depreciated over the forecast duration of the dismantling plan, which in theory is equal to the useful life of the asset concerned (e.g. 28 years for telephone poles), except for restoring sites for which an occupation duration for leased sites has been assumed.

10.1.15     Long-term employee benefit obligations

Employee benefits are offered through:

−    defined-contribution plans: contributions are expensed in the fiscal year in which the employee service is rendered; or

−    defined-benefit plans: the obligation is measured by projected unit credit method in line with CNC recommendation No. 2003- R. 01 and ANC recommendation No. 2013-02 (method 1 chosen).

In accordance with this recommendation:

−    the obligation is measured on the basis of demographic (employee turnover rate, mortality, etc.) and financial assumptions (rate of future salary increases, inflation rate, etc.) and is then discounted;

−    discount rates are determined on a plan-by-plan basis by reference to market yields on high quality long-term corporate bonds; they have been calculated based on external indices commonly used as a reference, and after analysis by Orange SA of their relevance, particularly in terms of their composition (the quality of the issuers);

−    actuarial gains and losses related to post-employment benefits are recognized in the income statement of the fiscal year using the corridor method, i.e. gains or losses exceeding 10% of the higher of (i) the present value of the obligation in respect of defined benefits and (ii) the fair value of plan assets are deferred over the remaining service lives of the employees concerned.

Orange SA’s defined-benefit plans are not generally funded. Only one plan is funded and as its assets are listed securities, their fair value is equal to their market value on the reporting date. The expected long-term return on these plan assets has been determined on the basis of a plan-by-plan analysis taking account of the expected return on each type of asset in the portfolio. The expected return rate on each type of asset in the portfolio is estimated using an analysis of changes in the rate of inflation, long-term interest rates and the associated risk premium. These factors are combined and compared to the market to determine long-term return assumptions.

Employee benefits include post-employment benefits (essentially pension obligations), retirement bonuses and other long-term benefits.

Post-employment benefits

Pension plan for French civil servants

Civil servants employed by Orange SA are covered by the government-sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law No. 96-660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plans covering its civil servant employees or any other civil service plans.

The civil servant pension plan is a defined-contribution plan.

Retirement bonuses and other similar benefits

The retirement bonuses paid by Orange SA to its employees, either as a lump sum or as an annuity, in an amount determined by their length of service and final salary at retirement age, can be considered as a defined-benefit plan.

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Other post-employment benefits

The benefits Orange SA offers retired employees, such as telephones and coverage of certain healthcare costs, can be considered as a defined-benefit plan.

Other long-term benefits

Other long-term benefits offered by Orange SA concern primarily long-term compensated absences and the French part-time for seniors plans.

Actuarial differences observed during the course of the fiscal year are immediately recognized in the income statement.

10.1.16     Other employee benefits

Stock option plans

In line with CRC Regulation No. 2008-15 of December 4, 2008, no expense is recognized in respect of stock option plans that do not lead to an outflow of resources for Orange SA.

Free share award plans

In accordance with CRC Regulation No. 2008-15, where the award of free shares is conditional on the recipient’s continued employment over a given period, the award results in the recognition in labor expenses of a provision recorded progressively over the qualifying period.

The amount of the provision relates to the cost of the shares on the date of their allocation to the plan (purchase price of the shares) or, for shares that have not yet been purchased, the probable cost of purchasing the shares measured on the reporting date (i.e. the Orange share price at December 31).

10.1.17     Trade payables

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the rules in force. However, some of the key suppliers and Orange SA agreed to extend the payment term for the Company, which may be up to six months for some invoices.

10.1.18     Tax regime

The Company is at the head of a tax consolidation group under Articles 223 A et seq. of the French General Tax Code (CGI). Income tax expenses are calculated and paid by the Company as if there was no tax consolidation. Tax savings or add-ons stemming from corrections made to overall taxable income are recognized as income or expenses at the level of the consolidating parent company, Orange SA.

10.1.19     Consolidating company identification

Orange SA, whose headquarters are located at 78 rue Olivier de Serres 75015 Paris (SIREN 380 129 866), prepares the Consolidated Financial Statements of the largest group of which the Company is a part. A copy of the aforementioned Consolidated Financial Statements is available on the Group website (https://www.orange.com/en/latest-consolidated-results).

10.2      Use of estimates

In preparing Orange SA financial statements, Management makes estimates, insofar as many elements included in the financial statements cannot be measured with precision. Management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made at December 31, 2020 may subsequently be changed. The consequences of the health crisis on the economic environment have led Management to review some of its estimates (see Note 2 Impact of the health crisis linked to the Covid-19 epidemic).

The assumptions on which the main estimates are based mainly relate to:

−    provisions (see Notes 5.3.1 Employee benefits, 7 Litigation and 10.1.15 Long-term employee benefit obligations);

−    property, plant and equipment and intangible assets (see Note 10.1.5 Impairment of property, plant and equipment and intangible assets);

−    investment securities (see Note 4.2 Financial assets);

−    revenue recognition, where the exercise of judgment is needed to identify the components of a packaged offer or to analyze complex contracts which may have an effect on several accounting periods (see Note 10.1.2 Revenue recognition);

−    off-balance sheet commitments for operating leases, where the exercise of judgment is necessary in particular to determine the duration of the commitment (see Note 6. Contractual obligations and off-balance sheet commitments).

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Note 11    Compensation allocated to members of Orange SA’s Board of Directors and Executive Committee

The total gross amount of compensation (gross salaries, bonuses, benefits in kind, directors’ fees, incentive bonuses, employee profit-sharing and employer’s contributions, Long Term Incentive Plan (LTIP)), excluding employer social security contributions, paid by Orange SA and the companies it controls during fiscal year 2020, to persons who were members of Orange SA’s Board of Directors or Executive Committee at December 31, 2020, or during the fiscal year ended December 31, 2020, amounted to 16.7 million euros, compared with 13.3 million euros paid in fiscal year 2019.

In addition, in 2020, an amount of 2 million euros was paid by Orange SA and the companies it controls, in respect of termination benefits.

The amount of these components of compensation recognized in 2020 was 18.1 million euros, versus 15.6 million euros in 2019.

3.4.2      Other information on the financial statements

The financial information appearing in Section 3.4.2 supplements the information contained in the notes to the Statutory Financial Statements and forms an integral part of the Report of the Board of Directors.

Comments on the change in revenue are to be read in conjunction with the analysis of revenue detailed in Section 3.4.1 Financial statements and notes to the financial statements, Note 3.1.

3.4.2.1    Comments on the change in revenue

Orange SA’s revenue amounted to 22.6 billion euros in 2020 after 22.8 billion euros in 2019, i.e. a year-on-year decline of 0.8%.

Convergence services

Revenue from convergent services grew by 2.4%, particularly as a result of growth in the customer base.

Mobile services only

Revenue from mobile services only was down by 6.3%, driven by the combined declines in the B2C market, in line with the increase in convergence, and in the Enterprise market, affected in 2020 by the strong decline in customer roaming on account of the health context.

Fixed services only

The fall of 1% in fixed services only revenue is mostly linked to the continuing erosion of conventional telephony and of B2B connectivity activities.

IT & integration services

Revenue from integration services and information technology was down by 3.9%.

Other carrier services

Revenue from services to other carriers was down 2.7%, marked by the fall in revenues from national roaming, the continued erosion of services to international carriers, and the decline in visitor roaming on account of the health context.

Equipment sales

Equipment sales were down 7.2%, in particular on account of the health context.

Other revenues

Growth in other revenues was 22.1% driven by the development of the "Built-to-Suit" business.

Operating indicators

Total at December 31 (quantitative data in thousands)	2020	2019
Mobile services
Number of mobile accesses (1)	34,808	34,308
of which number of contract customers (1)	32,916	31,958
of which number of prepaid customers	1,893	2,350
Fixed services
Number of fixed accesses managed by Orange SA (1)	31,695	32,523
of which number of fixed B2C accesses	15,872	16,243
of which number of fixed B2B accesses	1,404	1,523
of which number of fixed Wholesale accesses	14,419	14,758
Number of fixed broadband accesses	12,197	11,909
Number of fixed narrowband accesses	5,079	5,857
B2B services
Number of IP-VPN accesses in France	307	302

(1)   Customers in "France" and "Enterprise" operating segments.

In the first quarter of 2020, Orange SA changed the accounting method for its accesses. This change mainly results from a difference in the methodology used for aggregating bases (and not the bases themselves), secondarily, from a harmonization between countries, and lastly, the integration of Wholesale FTTH access bases.

Previously, Orange SA distinguished between (i) mobile services customers, (ii) fixed broadband customers, and (iii) fixed telephony customers. Since January 1, 2020, Orange SA now distinguishes between (i) mobile access (unchanged bases), and (ii) fixed access, which includes fixed broadband access (unchanged bases) and fixed narrowband access. In addition, fixed access now includes Wholesale FTTH access in France (co-financed lines and leased lines).

Data for the previous period have been adjusted on this basis.

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3.4.2.2    Reintegration of overheads and sumptuary expenses

No reintegration of overheads within the meaning of Article 223 quinquies of the French General Tax Code was carried out during fiscal year 2020. Non-deductible vehicle leases, which were included under sumptuary expenses on tax return form 2058-A, were reintegrated.

3.4.2.3    Significant equity investments

No equity investments within the meaning of Article L. 233-6 of the French Commercial Code were made in the 2020 fiscal year.

3.4.2.4    Payment periods - receivables and payables

The information presented below concerning payment periods for suppliers and trade receivables only reflects invoices received or issued, net of credit notes; it does not therefore include invoices not received or uninvoiced sales.

In addition, trade receivables are presented in gross value (depreciation of trade receivables amounted to 352 million euros at year-end 2020).

Trade payables (in millions of euros)	Invoices received and unpaid at the reporting date					Total past due (1)
	Not past due	1 to 30 days past due	31 to 60 days past due	60 to 90 days past due	Past due 91 days or more
Late payment range
Number of Invoices	126,736					24,237
Total including VAT	2,595	78	17	1	201	297
% of period purchases including VAT	17.9%	0.5%	0.1%	0.0%	1.4%	2.1%

Trade receivables (in millions of euros)	Invoices issued and unpaid at the reporting date					Total past due (1)
	Not past due	1 to 30 days past due	31 to 60 days past due	60 to 90 days past due	Past due 91 days or more (2)
Late payment range
Number of Invoices	9,762,653					5,530,613
Total including VAT	1,780	246	65	45	760	1,116
% of revenue for the period including VAT	6.2%	0.9%	0.2%	0.2%	2.6%	3.9%

(1)   Concerning roaming activity with international carriers, where offsetting payables and receivables is a common practice, without calling into question either the payability of the debts, nor the collection of corresponding receivables, trade payables and receivables over 90 days past due represent an amount in the order of 69 million euros.

(2)   Of which intra-group receivables of 102 million euros.

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3.4.2.5    Five-year summary of results

Description	December 31, 2020	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2016
Share capital at end of period
Share capital (in euros)	10,640,226,396	10,640,226,396	10,640,226,396	10,640,226,396	10,640,226,396
Number of ordinary shares outstanding	2,660,056,599	2,660,056,599	2,660,056,599	2,660,056,599	2,660,056,599
Operations and results for the period (in millions of euros) Sign convention: income/(expense)
Revenue excluding VAT	22,602	22,790	23,071	23,203	23,390
Income before income tax, employee profit-sharing, depreciation, amortization and provisions	7,061	5,936	5,713	4,602	5,711
Income tax	1,914	(333)	(426)	79	(200)
Employee profit-sharing	(115)	(141)	(144)	(145)	(146)
Income after tax, employee profit-sharing, depreciation, amortization and provisions	2,387	2,859	2,533	2,634	2,328
Distributed earnings	(1)	1,328	1,858	1,729	1,596
Earnings per share (in euros)
Income after tax and employee profit-sharing, but before depreciation, amortization and provisions	3.33	2.05	1.93	1.71	2.02
Income after tax, employee profit-sharing, depreciation, amortization and provisions	0.90	1.07	0.95	0.99	0.88
Dividends per share	(1)	0.50	0.70	0.65	0.60
Employees (in millions of euros, except employee numbers)
Average number of employees for the period (full-time equivalent)	64,389	66,755	68,871	72,098	76,301
Total payroll costs for the period	3,911	4,055	4,155	4,184	4,222
Amount paid in respect of employee benefits (social security, social welfare, etc.) (2)	2,171	2,294	2,358	2,285	2,285

(1)   Subject to approval by the Shareholders’ Meeting of May 18, 2021.

(2)          Includes incentive bonuses (the amount of payroll used to calculate incentive bonuses paid by Orange SA was 3,911 million euro for the 2020 fiscal year).

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3.5    Statutory Auditors

3.5.1      Identity of Statutory Auditors

3.5.1.1    Principal Statutory Auditors

Ernst & Young Audit

Represented by Yvon Salaün

Tour First - TSA 14444 - 1/2, place des Saisons 92400 Courbevoie - Paris-La Défense 1 - France.

Ernst & Young Audit was appointed by inter-ministerial decree dated September 18, 1991, and this appointment was renewed by Government decrees of May 14, 1997 and May 27, 2003, and then by decisions of the Ordinary Shareholders’ Meeting of May 26, 2009 and the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 27, 2015, for a period of six fiscal years.

KPMG SA

Represented by Marie Guillemot

Tour Eqho - 2, avenue Gambetta 92066 Paris-La Défense Cedex - France.

KPMG SA was appointed by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 27, 2015, for a period of six years.

3.5.1.2    Alternate Statutory Auditors

Auditex

Tour First - TSA 14444 - 1/2, place des Saisons 92400 Courbevoie - Paris-La Défense 1 - France.

Auditex was appointed by inter-ministerial decree of May 27, 2003, and this appointment was renewed by decisions of the Ordinary Shareholders’ Meeting of May 26, 2009 and the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 27, 2015, for a period of six fiscal years.

Salustro Reydel

2, avenue Gambetta 92066 Paris-La Défense Cedex - France.

Salustro Reydel was appointed by the Shareholders’ Meeting of May 27, 2015, for a period of six years.

The terms of office of all the Statutory Auditors will expire following the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021.

The Shareholders’ Meeting will be called upon to decide on the renewal of the mandates of KPMG SA and Salustro Reydel as well as on the appointment of Deloitte and BEAS as new principal and alternate Statutory Auditors to replace Ernst & Young Audit and Auditex. See section 6.5 Draft resolutions to be submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021.

The selection of the Statutory Auditors whose renewal or appointment is proposed to the Shareholders’ Meeting was made according to a process that fully complies with the recommendations of the Afep-Medef Code of Corporate Governance of listed companies. See section 6.6 Report of the Board of Directors on the resolutions submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021.

3.5.2      Reports on the financial statements

3.5.2.1    Statutory auditors’ report on the consolidated financial statements

This is a translation into English of the auditors' report on the financial statements of the Company issued in French and it is provided solely for the convenience of English speaking users.

This auditors' report includes information required by European regulation and French law, such as information about the appointment of the statutory auditors or verification of the Management Report and other documents provided to shareholders.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Year ended December 31, 2020

To the Annual General Meeting of Orange S.A.,

Opinion

In compliance with the engagement entrusted to us by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Orange S.A. (hereinafter "the Company") for the year ended December 31, 2020.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and the financial position of the Group as at December 31, 2020 and of the results of its operations for the year then ended, in accordance with International Financial Reporting Standards, as adopted by the European Union.

The opinion expressed above is consistent with the contents of our report to the Audit Committee.

Basis for Opinion

Accounting Framework

We conducted our audit in accordance with professional standards applicable in France. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the section Statutory Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of this report.

Independence

We conducted our audit engagement in compliance with independence requirements of the French Commercial Code (Code de commerce) and the French Code of Ethics (Code de déontologie) for statutory auditors for the period from January 1, 2020 to the date of our report and specifically we did not provide any prohibited non-audit services referred to in Article 5(1) of Regulation (EU) No 537/2014.

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Emphasis of Matter

We draw attention to the following matter described in Note 2.3.1 "Interpretations and amendment of IFRS 16 - Leases" to the consolidated financial statements, the Group has changed its method of accounting for leases, due to the adoption of IFRS IC decision published on December 2019 that clarifies lease terms determination in the scope of IFRS 16 "Leases", which impacts were accounted for, retrospectively on January 1, 2019. Our opinion is not modified in respect of this matter.

Justification of Assessments: Key Audit Matters

Due to the global crisis related to the Covid-19 pandemic, the financial statements of this period have been prepared and audited under specific conditions. Indeed, this crisis and the exceptional measures taken in the context of the state of sanitary emergency have had numerous consequences for companies, particularly on their operations and their financing, and have led to greater uncertainties on their future prospects. Those measures, such as travel restrictions and remote working, have also had an impact on the companies’ internal organization and the performance of the audits.

It is in this complex and evolving context that, in accordance with the requirements of Articles L. 823-9 and R. 823-7 of the French Commercial Code (Code de commerce) relating to the justification of our assessments, we inform you of the key audit matters relating to risks of material misstatement that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period, as well as how we addressed those risks.

These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on specific items of the consolidated financial statements.

Key Audit Matters	Audit Response

Revenue recognition for telecommunications activities

(Notes 5.1 and 5.4 to the consolidated financial statements)

The Company recognized in the consolidated income statement €42 270 million of revenue for the year ended December 31, 2020.

The Company’s telecommunications business involves a wide range of frequently changing services and large volumes of data processing. This requires various revenue recognition methods according to the type of product or service sold, and complex IT systems for revenue recognition.

Revenue recognition principles are disclosed in Note 5.1 to the consolidated financial statements.

Revenue recognition of telecommunications business is a key audit matter due to the complexity of the associated IT systems.

For the telecommunications business, we gained insight into the accounting processes used to recognize various revenue streams, from contract signature and initial communication to invoicing and receiving payment.

We took into account the high level of integration of the various IT systems involved in revenue recognition by including IT specialists in our audit team and testing the design, implementation and effectiveness of automated system controls affecting revenue recognition.

As part of our work, we:

−    identified the main controls set up by Orange that are relevant to our audit;

−    tested the functionalities of business and commercial applications used to prepare accounting and financial information, the configuration and interfaces of accounting systems;

−    performed analytical procedures and tested a selection of manual entries at year end, by comparing our revenue estimates, based on a combination of internal data and publicly available external data, with revenue recorded.

We have also assessed the appropriateness of the information presented in Notes 5.1 and 5.4 to the consolidated financial statements.

Evaluation of goodwill, intangible assets and property, plant and equipment impairment analyses

(Notes 8 and 9 to the consolidated financial statements)

As at December 31, 2020, the total goodwill, intangible assets and property, plant and equipment balances were € 27,596 million, € 15,135 million and € 29,075 million respectively, as of December 31, 2020.

As stated in Note 8.1, Orange performs some impairment testing when there is an indication of impairment, and at least once a year. These tests are performed at the level of each cash-generating unit (CGU) or group of CGUs, which generally correspond to the operating segment, or each country in Africa and the Middle East and in Europe. An impairment loss is recognized if the recoverable amount is lower than the carrying value. Orange mostly retains the value in use to determine the recoverable amount, which is the estimated present value of future expected cash flows.

The assessment of the value in use required certain estimates and judgments, as described in Notes 2.5.2 and 8, in particular: the competitive, economic and financial environment of certain countries in which the Group operates, the ability to realize operating cash flows from strategic plans, the level of investment to be made, and the discount and perpetual growth rates used in calculating recoverable amounts As mentioned in Note 8.3, as at December 31, 2020, the business plans and key operational assumptions were sensitive to the Covid-19 pandemic consequences.

We believe that the evaluation of those assets is a key audit matter, given their sensitivity to assumptions made by management, and the significance of goodwill and, other intangible and tangible assets in the consolidated financial statements.

We evaluated the design and tested the operating effectiveness of certain internal controls over the Group’s impairment assessment process, including controls related to the determination of the recoverable amount of the CGUs or groups of CGUs, and the development of the revenue growth rates and discount rate assumptions.

To assess the reliability of data from the business plans that is used to calculate recoverable value, together with our valuation professionals with specialized skills and knowledge, we:

−    compared the 2020 business plans projections with business plans from prior financial years;

−    compared the business plans from prior financial years with actual results of the related years;

−    interviewed operational and finance managers at Orange to gain insight into the key assumptions used in business plans and assess assumptions based on the explanations obtained;

−    evaluated the Group’s forecasted revenue growth rates, by comparing the growth rate to the Group’s peer companies’ analyst reports and market research reports;

−    examined the sensitivity analyses performed by Orange and performed our own sensitivity analyses on key assumptions to assess the potential effect of a change in these assumptions on the conclusions of impairment tests (including operating cash flows, discount and perpetual growth rates);

−    reconciled the data included in the valuation models used by the Group in the determination of recoverable values to the plans submitted to those charged with governance.

Relating to the models used for the determination of recoverable values, we involved our valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount and growth rates used in the valuations by comparing them against rate ranges that were independently developed using publicly available market data for comparable entities.

We have also assessed the appropriateness of the information presented in Notes 8 and 9 to the consolidated financial statements.

Recognition of deferred tax assets associated with tax loss carryforwards

(Notes 11.2.1 and 11.2.3 to the consolidated financial statements)

At December 31, 2020, €731 million was recognized in the consolidated financial statements for deferred tax assets. At that date unrecognized deferred tax assets amounted to €3,714 million and mainly comprised tax losses that can be carried forward indefinitely.

As stated in accounting principles of Note 11.2.3, deferred tax assets are only recognized when it is probable that the tax entity will have sufficient future taxable profit to recover them. The recoverability of deferred tax assets is assessed based on the business plans used for impairment testing, which may be adjusted for tax specificities related to each jurisdiction.

We believe that the recognition of deferred tax assets associated with tax loss carryforwards is a key audit matter, given their sensitivity to assumptions made by the Group, particularly relating to Orange ability to achieve the performance forecasts in the business plans and to the feasibility of the Group tax planning assumptions.

We tested certain controls implemented by the Group on the deferred tax valuation process notably relating to assumptions used and applicable tax regulations for the determination of future taxable profit, which consisted in:

determining whether the tax loss carryforwards could be used before they expire to offset deferred tax liabilities in the same tax jurisdiction; and

−    determining the capacity of each entity to generate future taxable profit enabling the utilization of tax loss carryforwards.

−    We analyzed the method used by the Group to assess tax loss carryforwards to be used in the future.

To examined future taxable profit, we analyzed the reliability of the processes used to prepare the business plan to assess the probability of each entity recovering its deferred tax assets by:

analyzing the procedure used to develop and approve the latest business plans used for those estimates;

−    comparing forecast performance from previous years with actual results for the years concerned;

−    comparing revenue growth rate to the Group’s peer companies’ analyst reports and market research reports.

−    examining the consistency of assumptions made to assess deferred tax assets with those used for impairment testing (namely forecasted cash-flows and revenue growth rates);

−    involving tax professionals with specialized skills and knowledge, who assisted in assessing the Group’s application of the relevant tax regulations and evaluated the feasibility and viability of the Group’s tax-planning strategies.

−    We also assessed the appropriateness of the information presented in Notes 11.2.1 and 11.2.3 to the consolidated financial statements.

Evaluation of provisions for competition and regulatory disputes

(Notes 6.2, 6.7 and 18 to the consolidated financial statements)

Orange is involved in a number of legal disputes in France and abroad relating to competition issues and national and European Commission regulations.

As stated in Note 6.2 to the consolidated financial statements, expenses arising from these proceedings are recorded when the Group has a present obligation towards a third party arising from a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, which can be quantified or estimated on a reasonable basis.

A provision of € 525 million was recorded, a portion of which relates to competition and regulatory disputes involving the Group as of December 31, 2020.

Given the Company’s exposure to competition issues in the telecommunications sector and the high level of judgment required by Management to estimate risks relating to legal disputes, we have identified the subject as a key audit matter.

To assess the extent of risk of estimates used to record provisions for competition and regulatory disputes, our work included:

−    gaining insight into procedures implemented by Management to identify risk and where appropriate, record provisions;

−    testing certain controls set up by Management, which we believe to be the most relevant to our audit. That includes controls related to the assessment of data provided by the Legal Department and external counsels;

−    understanding the risk analyses performed by Management;

−    interviewing the Legal Department and the Secretary General of your Group and analyzing the documentation available (specifically the minutes of court hearings) to examine the basis of assumptions used to determine the provisions for litigation;

−    examining the responses to third party confirmations requests: legal opinions of external counsels and underlying information including ongoing proceedings and the probable financial consequences;

−    assessing whether any subsequent events to the reporting date for the year ended December 31, 2020 have been taken into account to estimate provisions and the information provided in the consolidated financial statements.

−    comparing historical provision estimates to actual amounts paid.

We also assessed the appropriateness of the information presented in Notes 6.2, 6.7 and 18 to the consolidated financial statements.

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Specific Verifications

We have also performed, in accordance with professional standards applicable in France, the specific verifications required by laws and regulations of the Group’s information given in the Management Report of the Board of Directors.

We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

We attest that the consolidated non-financial statement required by Article L. 225-102-1 of the French Commercial Code (Code de commerce), is included in the Group’s Management Report, it being specified that, in accordance with the provisions of Article L. 823-10 of this Code, we have verified neither the fair presentation nor the consistency with the consolidated financial statements of the information contained therein and this information must be reported by an independent third party.

Report on Other Legal and Regulatory Requirements

Format of presentation of the consolidated financial statements intended to be included in the Annual Financial Report

In accordance with Article 222-3, III of the AMF General Regulation, the Company’s management informed us of its decision to postpone the presentation of the consolidated financial statements in compliance with the European single electronic format as defined in the European Delegated Regulation N° 2019/815 of 17 December 2018 to years beginning on or after January 1st, 2021. Therefore, this report does not include a conclusion on the compliance with this format of the presentation of the consolidated financial statements intended to be included in the Annual Financial Report mentioned in Article L. 451-1-2,I of the French Monetary and Financial Code (Code monétaire et financier).

Appointment of the Statutory Auditors

We were appointed statutory auditors of Orange S.A. by the Shareholders’ Meeting held on May 27, 2015 for KPMG S.A. and by the inter-ministerial decree of September 18, 1991 for Ernst & Young Audit.

As at December 31, 2020, KPMG S.A. were in the sixth year of their total uninterrupted engagement and Ernst & Young Audit were in their thirtieth year (of which twenty-four years since the Company’s securities were admitted to trading on a regulated market).

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). Management is also responsible for such internal control that it determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the company or to cease operations.

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The Audit Committee is responsible for monitoring the financial reporting process and the effectiveness of internal control and risk management systems and where applicable, internal audit, regarding the accounting and financial reporting procedures.

The consolidated financial statements have been approved by the Board of Directors.

Statutory Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Objectives and audit approach

Our role is to issue a report on the consolidated financial statements. Our objective is to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with professional standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As specified in Article L. 823-10-1 of the French Commercial Code (Code de commerce), our statutory audit does not include assurance on the viability of the Company or the quality of management of the affairs of the Company.

As part of an audit conducted in accordance with professional standards applicable in France, the statutory auditor exercises professional judgment throughout the audit and furthermore:

−    identifies and assesses the risk of material misstatement of the consolidated financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for the audit opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

−    obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control;

−    evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the consolidated financial statements;

−    assesses the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his Audit Report. However, future events or conditions may cause the company to cease to continue as a going concern. If the statutory auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the Audit Report to the related disclosures in the financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein;

−    evaluates the overall presentation of the consolidated financial statements and assesses whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

−    with regard to the financial information on persons or entities included in the consolidation scope, the statutory auditor obtains audit evidence considered to be sufficient and appropriate to provide a basis for the audit opinion. The statutory auditor is responsible for managing, supervising and performing the audit of the consolidated financial statements as well as the opinion on the financial statements.

Report to the Audit Committee

We submit a report to the Audit Committee, which includes a description of the scope of the audit and the audit program implemented, as well as the results of our audit. We also report any significant deficiencies in internal control regarding the accounting and financial reporting procedures that we have identified.

Our report to the Audit Committee includes the risks of material misstatement that, in our professional judgment, were of most significance in the audit of the financial statements of the current period and which are therefore key audit matters we have the duty to describe in this report.

We also provide the Audit Committee with the declaration provided for in Article 6 of Regulation (EU) N° 537/2014, confirming our independence within the meaning of the rules applicable in France such as they are set out by Articles L. 822-10 to L. 822-14 of the French Commercial Code (Code de commerce) and in the French Code of Ethics (Code de déontologie) for statutory auditors. Where appropriate, we discuss with the Audit Committee the risks that may reasonably be thought to bear on our independence, and the related safeguards.

Paris-La Défense, February 18, 2021

KPMG Audit a division of KPMG S.A.	Ernst & Young Audit
Jacques Pierre Partner	Yvon Salaün Partner

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3.5.2.2    Statutory auditors’ report on the annual financial statements

Financial year ended December 31, 2020

To the Annual General Meeting,

Opinion

In compliance with the engagement entrusted to us by your annual general meeting, we have audited the accompanying financial statements of Orange S.A. for the year ended 31 December 2020.

In our opinion, the financial statements give a true and fair view of the assets and liabilities and of the financial position of the Company as at 31 December 2020 and of the results of its operations for the year then ended in accordance with French accounting principles.

The audit opinion expressed above is consistent with our report to the Audit Committee.

Basis for Opinion

Audit Framework

We conducted our audit in accordance with professional standards applicable in France. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the Statutory Auditors’ Responsibilities for the Audit of the Financial Statements section of our report.

Independence

We conducted our audit engagement in compliance with independence requirements of the French Commercial Code (Code de commerce) and the French Code of Ethics (Code de déontologie) for statutory auditors for the period from January 1, 2020 to the date of our report and specifically we did not provide any prohibited non-audit services referred to in Article 5(1) of Regulation (EU) No 537/2014.

Justification of Assessments - Key Audit Matters

Due to the global crisis related to the Covid-19 pandemic, the financial statements of this period have been prepared and audited under specific conditions. Indeed, this crisis and the exceptional measures taken in the context of the state of sanitary emergency have had numerous consequences for companies, particularly on their operations and their financing, and have led to greater uncertainties on their future prospects. Those measures, such as travel restrictions and remote working, have also had an impact on the companies’ internal organization and the performance of the audits.

It is in this complex and evolving context that, in accordance with the requirements of Articles L. 823-9 and R. 823-7 of the French Commercial Code (Code de commerce) relating to the justification of our assessments, we inform you of the key audit matters relating to risks of material misstatement that, in our professional judgment, were of most significance in our audit of the financial statements of the current period, as well as how we addressed those risks.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on specific items of the financial statements.

Key Audit Matters	Audit Response

Revenue recognition for telecommunications activities

The Company recognized in the annual financial statements €. 22,602 million of revenue for the year ended December 31, 2020.

The Company’s telecommunications activities involves a wide range of frequently changing services and large volumes of data processing. This requires various revenue recognition methods according to the type of product or service sold, and complex IT systems.

Revenue recognition principles are presented in Note 10.1.2 to the annual financial statements.

Revenue recognition of telecommunications business is a key audit matter due to the complexity of the associated IT systems.

For telecommunications activities, we gained insight into the accounting processes used to recognize various revenue streams, from contract signature and initial communication to invoicing and receiving payment.

We took into account the high level of integration of the various IT systems involved in revenue recognition by including IT specialists in our audit team and testing the design, implementation and effectiveness of key automated system controls affecting revenue recognition.

As part of our work, we:

−    identified the main controls set up by the Company that were relevant for our audit;

−    tested the functions of business and commercial applications used to prepare accounting and financial information, the configuration and interfaces of accounting systems;

−    performed analytical procedures and tested a selection of manual entries at year end, by comparing our revenue estimates, based on a combination of internal data and publicly available external data, with revenue recorded.

We have also assessed the appropriateness of the information presented in Notes 3.1, 5.7 and 10.1.2 to the annual financial statements.

Evaluation of equity investments and goodwill

The carrying amount of equity investments and goodwill recognized in the balance sheet as of December 31, 2020 was €.39,787 million and €.22,082 million respectively.

Equity investments are recognized at historic cost on their acquisition date, plus any business combination accounting loss (Mali de fusion). Impairment is recorded when their carrying amount is higher than fair value, which is value in use for strategic investments.

As stated in Notes 10.1.5 and 10.1.6 to the annual financial statements, value in use of equity investments comprises estimated enterprise value less net debt (or plus net liquid assets), which is calculated in its currency of origin and converted into Euros at the exchange rate effective at the reporting date.

Goodwill is recognized at acquisition cost. Impairment is recorded when the carrying amount is higher than fair value, generally based on value in use.

Due to the short-term volatility of market value and the strategic nature of its investments, Orange S.A. uses the discounted cash flow method to assess enterprise value (excluding for banking activity). Discounted cash flow is calculated based on economic and regulatory assumptions, assumptions relating to license renewals and operating forecasts by Management.

Other criteria, such as market value (assessed based on average share price over the last 20 trading days), growth and profitability prospects, parent company equity, proportionate share in the investment (historic basis) can be taken into account, separately or in addition to value in use, when calculating fair value according to the type of each investment. As mentioned in Note 4.2, as at December 31, 2020, the business plans and key operational assumptions were sensitive to the Covid-19 pandemic consequences.

Given their significance on the balance sheet and the complexity of models used and their sensitivity to changes in data and assumptions on which estimates are based, we believe that the evaluation of equity investments and goodwill is a key audit matter.

We have gained insight into the procedure implemented by the Management to identify indications of impairment in equity investments and goodwill, and where appropriate, to determine impairment charge and reversals.

We have assessed the method used by Orange S.A. to identify impairment of equity investments and goodwill.

To assess the estimate of the values in use of equity investments and the value in use of goodwill, together with our valuation professionals with specialized skills and knowledge, we:

−    analyzed the procedure for determining and approving business plans on which cash flow forecasts are based;

−    compared 2020 cash flow forecasts with business plans from previous financial years;

−    compared the business plans from prior financial years with actual results of the related years;

−    interviewed operational and finance managers at Orange S.A. to gain insight into the key assumptions used in business plans and assess assumptions based on the explanations obtained;

−    evaluated the Group’s forecasted revenue growth rates, by comparing the growth rate to the Group’s peer companies’ analyst reports and market research reports;

−    examined the sensitivity analyses performed by Orange S.A. and performed our own sensitivity analyses on key assumptions to assess the potential effect of a change in these assumptions on the conclusions of impairment tests (including operating cash flows, discount and perpetual growth rates);

−    reconciled the data included in the valuation models used by the Company in the determination of recoverable values to the plans submitted to those charged with governance.

Relating to the models used for the determination of enterprise values, together with valuation professionals with specialized skills and knowledge, we:

−    tested the mathematical reliability of the models and recalculate values in use determined by Orange;

−    analyzed the method used to determine the discount rate and perpetual growth rate, compare those rates with market data and external sources and recalculate the rates based on our own data sources;

−    tested that enterprise value resulting from forecast cash flows had been adjusted for net debt for each entity considered.

We have also assessed the appropriateness of the information presented in Notes 4.1.1, 4.2, 10.1.5 and 10.1.6. to the annual financial statements.

Evaluation of provisions for competition and regulatory disputes

Orange S.A. is involved in a number of legal disputes in France and abroad relating to competition issues, and national and European Commission regulations.

As stated in Note 10.1.14, expenses arising from these proceedings are recorded when the Company has a present obligation towards a third party arising from a past event, and it is probable that an outflow of resources embodying economic benefits without compensation will be required to settle the obligation and the amount of that liability, which can be quantified or estimated on a reasonable basis.

As stated in Note 7, a provision of €. 451 million was recognized to account for ongoing disputes involving the Company at December 31, 2020 (excluding provisions for employee benefits, tax disputes or tax audits).

Given the Company’s exposure to competition issues in the telecommunications sector and the high level of judgment required by Management to estimate risks relating to legal disputes, we have identified the subject as a key audit matter.

To assess the extent of risks and the estimates used to record provisions for competition and regulatory disputes, our work included:

−    gaining insight into procedures implemented by Management to identify and collect risks, and where appropriate, record provisions;

−    testing key controls set up by Management, which we believe to be the most relevant to our audit. That includes controls related to the assessment of data provided by the Legal Department and external counsels;

−    interviewing the Legal Department and the Secretary General of your Group and analyzing the documentation available (specifically the minutes of court hearings) to assess the basis of assumptions used to determine the provisions for litigations;

−    understanding the risk analyses performed by Management;

−    examining the responses to third party confirmations requests: legal opinions of external counsels and underlying information including ongoing proceedings and the probable financial consequences;

−    examining whether any events subsequent to the reporting date and information provided in the financial statements for the year ended December 31, 2020 have been taken into account to estimate provisions.

We have also assessed the appropriateness of the information presented in Notes 7 and 10.1.14 to the annual financial statements.

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Specific Verifications

We have also performed, in accordance with professional standards applicable in France, the specific verifications required by laws and regulations.

Information given in the Management Report and in the other documents with respect to the financial position and the financial statements provided to the Shareholders

We have no matters to report as to the fair presentation and the consistency with the financial statements of the information given in the Management Report of the Board of Directors and in the other documents with respect to the financial position and the financial statements provided to Shareholders.

We attest the fair presentation and the consistency with the financial statements of the information relating to payment deadlines mentioned in Article D. 441-4 of the French Commercial Code (Code de commerce).

Report on Corporate Governance

We attest that the Board of Directors’ report on Corporate Governance sets out the information required by Articles L. 225-37-4, L. 22-10-10 and L. 22-10-9 of the French Commercial Code.

Concerning the information given in accordance with the requirements of Article L. 22.10-9 of the French Commercial Code (Code de commerce) relating to remunerations and benefits received by or awarded to the directors and any other commitments made in their favour, we have verified the consistency with the financial statements, or with the underlying information used to prepare these financial statements and, where applicable, with the information obtained by your company from controlled companies included in the scope of consolidation. Based on these procedures, we attest the accuracy and fair presentation of this information.

With respect to the information relating to items that your company considered likely to have an impact in the event of a public takeover bid or exchange offer, provided pursuant to Article L. 22.10-11 of the French Commercial Code, we have agreed this information to the source documents communicated to us. Based on these procedures, we have no observations to make on this information.

Report on Other Legal and Regulatory Requirements

Format of presentation of the financial statements intended to be included in the Annual Financial Report

In accordance with Article 222-3, III of the AMF General Regulation, the Company’s management informed us of its decision to postpone the presentation of the financial statements in compliance with the European single electronic format as defined in the European Delegated Regulation No 2019/815 of 17 December 2018 to years beginning on or after January 1st, 2021. Therefore, this report does not include a conclusion on the compliance with this format of the presentation of the financial statements intended to be included in the Annual Financial Report mentioned in Article L. 451-1-2, I of the French Monetary and Financial Code (code monétaire et financier).

Appointment of the Statutory Auditors

We were appointed statutory auditors of Orange S.A. by the Shareholders’ Meeting held on May 27, 2015 for KPMG S.A. and by the inter-ministerial decree of September 18, 1991 for Ernst & Young Audit.

As at December 31, 2020, KPMG S.A. were in the sixth year of their total uninterrupted engagement and Ernst & Young Audit were in their thirtieth year (of which twenty-four years since the Company’s securities were admitted to trading on a regulated market).

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Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with French accounting principles and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the Company or to cease operations.

The Audit Committee is responsible for monitoring the financial reporting process and the effectiveness of internal control and risks management systems and where applicable, its internal audit, regarding the accounting and financial reporting procedures.

The financial statements were approved by the Board of Directors.

Statutory Auditors’ Responsibilities for the Audit of the Financial Statements

Objectives and audit approach

Our role is to issue a report on the financial statements. Our objective is to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with professional standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As specified in Article L. 823-10-1 of the French Commercial Code (code de commerce), our statutory audit does not include assurance on the viability of the Company or the quality of management of the affairs of the Company.

As part of an audit conducted in accordance with professional standards applicable in France, the statutory auditor exercises professional judgment throughout the audit and furthermore:

−    identifies and assesses the risks of material misstatement of the financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for his opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

−    obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control;

−    evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the financial statements;

−    assesses the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his Audit Report. However, future events or conditions may cause the Company to cease to continue as a going concern. If the statutory auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the Audit Report to the related disclosures in the financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein;

−    evaluates the overall presentation of the financial statements and assesses whether these statements represent the underlying transactions and events in a manner that achieves fair presentation.

Report to the Audit Committee

We submit a report to the Audit Committee which includes in particular a description of the scope of the audit and the audit program implemented, as well as the results of our audit. We also report, if any, significant deficiencies in internal control regarding the accounting and financial reporting procedures that we have identified.

Our report to the Audit Committee includes the risks of material misstatement that, in our professional judgment, were of most significance in the audit of the financial statements of the current period and which are therefore the key audit matters that we are required to describe in this report.

We also provide the Audit Committee with the declaration provided for in Article 6 of Regulation (EU) N° 537/2014, confirming our independence within the meaning of the rules applicable in France such as they are set in particular by Articles L. 822-10 to L. 822-14 of the French Commercial Code (code de commerce) and in the French Code of Ethics (code de déontologie) for statutory auditors. Where appropriate, we discuss with the Audit Committee the risks that may reasonably be thought to bear on our independence, and the related safeguards.

Paris-La Défense, on the 18 February 2021

The statutory auditors French original signed by

KPMG Audit	Ernst & Young Audit
A Division of KPMG S.A.
Jacques Pierre	Yvon Salaün
Partner	Partner

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4.       Non-financial performance

INTENTIONNALLY OMITTED

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5.       Corporate Governance

5.1         Composition of management and supervisory bodies

5.1.1       Board of Directors

5.1.2       Corporate Officers

5.1.3       Executive Committee

5.1.4       Information on Directors, Officers and Senior Management

5.2         Operation of the management and supervisory bodies

5.2.1       Operation of the Board of Directors

5.2.2       Operation of the General Management

5.3         Reference to a Code of Corporate Governance

5.4         Compensation and benefits paid to Directors, Officers and Senior Management

5.4.1       Report of the Board of Directors on compensation and benefits paid to Corporate Officers

5.4.2       Board of Directors’ report on the compensation of non-executive Directors

5.4.3       Compensation of members of the Executive Committee

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5.1    Composition of management and supervisory bodies

5.1.1      Board of Directors

At February 17, 2021, the date on which the Board of Directors approved the Chairman’s Report on Corporate Governance and Internal Control, the Board comprised 15 members: the Chairman, seven independent Directors, three Directors representing the public sector, three Directors elected by the employees and one Director representing employee shareholders.

Corporate Officer, Director

	Date first appointed	Term ending
Stéphane Richard	June 9, 2010 (1)	At the close of the 2022 Shareholders’ Meeting

(1)   Term of office renewed at the Shareholders’ Meetings of May 27, 2014 and May 4, 2018.

Stéphane Richard, born in 1961, has been Chairman and Chief Executive Officer of Orange SA since March 1, 2011. He joined the Orange group in September 2009 and has successively occupied the positions of Deputy Managing Director in charge of French Operations, Delegate CEO and, starting on March 1, 2010, CEO. Between 1992 and 2003, Stéphane Richard was successively deputy to the CFO of Compagnie générale des eaux, CEO of Compagnie Immobilière Phénix and Chairman of CGIS (Compagnie générale d’immobilier et de services), now Nexity. From 2003 to 2007, he was Deputy Managing Director of Veolia Environnement and CEO of Veolia Transport, as well as being a Director of Orange SA. From 2007 to 2009, Stéphane Richard was Chief of Staff to the French Minister for the Economy, Industry and Employment. He is also Director and Chairman of the Board of Directors of GSMA. Stéphane Richard is a graduate of École des hautes études commerciales (HEC) and École nationale d’administration (ENA). He is a Knight of the French Legion of Honor. He is a French national.

Independent Directors

		Date first appointed	Term ending
Alexandre Bompard	Member of the Innovation and Technology Committee	December 7, 2016 (1)	At the close of the 2023 Shareholders’ Meeting
Anne-Gabrielle Heilbronner	Chairwoman of the GCSER Committee	May 21, 2019	At the close of the 2023 Shareholders’ Meeting
Christel Heydemann	Member of the Audit Committee	July 26, 2017 (2)	At the close of the 2024 Shareholders’ Meeting
Helle Kristoffersen	Member of the Innovation and Technology Committee	June 7, 2011 (3)	At the close of the 2023 Shareholders’ Meeting
Bernard Ramanantsoa	Chairman of the Audit Committee	June 7, 2016 (4)	At the close of the 2024 Shareholders’ Meeting
Frédéric Sanchez	Chairman of the Innovation and Technology Committee	May 19, 2020	At the close of the 2024 Shareholders’ Meeting
Jean-Michel Severino	Member of the Audit Committee	June 7, 2011 (5)	At the close of the 2023 Shareholders’ Meeting

(1)   Co-opted by the Board of Directors on December 7, 2016 to replace Bernard Dufau. Term of office ratified at the Shareholders’ Meetings of June 1st 2017 and renewed at the Shareholders’ Meeting of May 21, 2019.

(2)   Co-opted by the Board of Directors on July 26, 2017 to replace José-Luis Durán. Term of office ratified at the Shareholders’ Meetings of May 4, 2018 and May 19, 2020.

(3)   Term of office renewed at the Shareholders’ Meetings of May 27, 2015 and May 21, 2019.

(4)   Term of office renewed at the Shareholders’ Meeting of May 19, 2020.

(5)   Term of office renewed at the Shareholders’ Meetings of May 27, 2015 and May 21, 2019.

Alexandre Bompard, born in 1972, has been the Chairman and Chief Executive Officer of Carrefour since July 18, 2017. After graduating from École nationale d’administration (ENA), Alexandre Bompard was posted at the Inspectorate General of Finance (1999-2002). Thereafter he became Technical Advisor to François Fillon, then Minister of Social Affairs, Labor and Solidarity (April to December 2003). From 2004 to 2008, Alexandre Bompard worked in several capacities within the Canal+ group. He was Chief of Staff to Chairman Bertrand Méheut (2004-2005), then Director for Sports and Public affairs for the Canal+ group (June 2005 - June 2008). In June 2008, he was appointed Chairman and Chief Executive Officer of Europe 1 and Europe 1 Sport. In January 2011, he joined the Fnac group as Chairman and Chief Executive Officer. He then undertook an ambitious transformation plan of the group, called "Fnac 2015," to meet the challenge of the digital revolution and changes in customer expectations. On June 20, 2013, Alexandre Bompard also led Fnac’s initial public offering. In Autumn 2015, Fnac launched a takeover bid on the Darty group. He became, on July 20, 2016, Chairman and Chief Executive Officer of the new entity made up of Fnac and Darty. Alexandre Bompard is a graduate of Institut d’études politiques in Paris and holds a master’s degree in Public Law, a postgraduate degree (DEA) in Economics and is also a graduate of École nationale d’administration (ENA). Alexandre Bompard is a Knight of the French Order of Arts and Letters. He is a French national.

Anne-Gabrielle Heilbronner, born in 1969, is a member of the Management Board (Directoire) of Publicis group, the world’s third largest company in the field of communication and advertising. As group General Secretary, she is in charge of human resources, procurement, legal affairs, compliance and governance, CSR as well as internal audit and control and risk management. As a member of the Management Board, she participates in all strategic decisions regarding the transformation of the Group. She worked on the merger of Publicis with Omnicom in 2013, and the acquisitions of Sapient in the United States in 2015 and Epsilon in 2019. She began her career as a Financial Inspector before joining the Treasury Department as Deputy Manager of Social Housing Financing. She worked at Euris from 2000 to 2004 as Head of the Corporate Finance in charge of all financial operations for Euris and Casino. After having contributed to EDF’s initial public offering strategy, she then held the positions of Chief of Staff (2004-2005) and Special Adviser (2005-2007) respectively with the French Secretary of State for the Reform of State and then with the Ministry for Foreign Affairs. Director of Internal Audit and Risk Management within SNCF (2007-2010), where she developed and strengthened the role of audit and compliance functions (ethics, fraud prevention, etc.), she then became Senior Banker and Managing Director at Société Générale Corporate and Investment Banking, in charge of a portfolio of listed companies. She joined Publicis group in 2012. Anne-Gabrielle Heilbronner is a Financial Inspector, an alumna of École nationale d’administration (ENA), and a graduate of ESCP-Europe and of Institut d’études politiques in Paris, and also holds a postgraduate degree in Tax Law and Public Finance and a master’s degree in Public Law. She is a French national.

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Christel Heydemann, born in 1974, is Chairwoman of Schneider Electric France and has been a member of the Schneider Electric Executive Committee since April 2017. Christel Heydemann began her career in 1997 with the Boston Consulting Group. In 1999, she joined Alcatel, where she held various senior positions, notably within the context of the Alcatel-Lucent merger. In 2004, she joined the Alcatel-Lucent sales department, taking charge of the strategic SFR and Orange accounts. In 2008, she was appointed Sales Director France and Member of the Executive Committee of Alcatel-Lucent France. In 2009, she negotiated a strategic alliance with HP in the United States before being promoted in 2011 to VP Human Resources and Transformation and member of the Executive Committee. Christel Heydemann joined Schneider Electric in 2014 as Senior VP Strategic Alliances with the task of accelerating the launch of IoT solutions by developing an ecosystem of partners, before being appointed Senior Vice President Strategy and Technology Alliances in February 2016. Christel Heydemann is a graduate of École polytechnique and École nationale des ponts et chaussées. She is a French national.

Helle Kristoffersen, born in 1964, is the strategy-innovation CEO and member of the Executive Committee of the Total group. Before that, she was the Total group’s Director of Strategy & General Secretary of the Gas, Renewables & Power Branch from 2016 to 2019, Director of Strategy and Economic intelligence from January 2012 to September 2016 and Deputy Director of Strategy from 2011 to 2012. Since 1994, most of her career has been spent in the Alcatel group, which became Alcatel-Lucent, and is now Nokia. After holding a number of positions within this group, she was Vice-President Group Strategy between 2005 and 2008, and Senior Vice-President Vertical Markets for the Alcatel-Lucent group between January 2009 and December 2010. Helle Kristoffersen is a graduate of École normale supérieure and École nationale de la statistique et de l’administration économique (ENSAE). She is a Knight of the French Legion of Honor. Born in Denmark, she is a French and Danish national.

Bernard Ramanantsoa, born in 1948, is a Director of several companies, universities and Grandes Écoles. Bernard Ramanantsoa began his career, during his military service, as Lecturer at the École nationale supérieure de l’aéronautique et de l’espace in 1971 and 1972, before joining SNCF where he became head of the Main Lines Marketing Division in 1978. In 1979, he joined the École des hautes études commerciales (HEC) faculty as professor of Business Strategy and Policy, specializing in the link between strategy and corporate culture. After being appointed as the Head of Faculty and Research, he became Managing Director of HEC Paris from 1995 to 2015. He gave the institution a decidedly international dimension. Bernard Ramanantsoa is the author of numerous communications and publications in the field of business management. He received the Harvard L’Expansion Prize in 1989 for Technologie et Stratégie d’entreprise and the Prize from the Académie des Sciences Commerciales in 1983 for Stratégie de l’Entreprise et Diversification. He wrote Apprendre et Oser ("Learn and Dare"), published by Albin Michel, and L’enseignement supérieur français par-delà les frontières: l’urgence d’une stratégie published by France Stratégie. Bernard Ramanantsoa holds an Engineering degree from the École nationale supérieure de l’aéronautique et de l’espace (Sup’Aéro) and has an MBA from HEC, a post-graduate degree in Sociology from Paris Diderot University, a Ph.D. in Management Sciences from Paris-Dauphine University and a further post-graduate degree in the History of Philosophy from Paris-1 Pantheon-Sorbonne University. He is a Knight of the French Legion of Honor and an Officer of the French Order of Merit, Knight of the Palmes Académiques and Officer of the National Order of Madagascar. He is a French and Malagasy national.

Frédéric Sanchez, born in 1960, is Chairman of Fives group. He began his career at Renault in 1985 in Mexico and the US, before joining Ernst & Young at the end of 1987 as Senior Manager. In 1990, he joined Fives-Lille group, where he held various positions before becoming Chief Financial Officer in 1994, then Chief Executive Officer in 1997, and finally Chairman of the Management Board in 2002. Fives - the new name of the Compagnie de Fives-Lille since 2007 - became a simplified joint stock company (SAS) in 2018, headed by Frédéric Sanchez as Chairman. Under his leadership, Fives has accelerated its development by strengthening its international presence and portfolio of activities through major acquisitions and the opening of regional offices in Asia, Russia, Latin America and the Middle East. Since 2002, the Group’s sales have tripled. In addition, Frédéric Sanchez is Chairman of MEDEF International, and Chairman of the France-United Arab Emirates and France-Saudi Arabia business councils of MEDEF International. He is also a member of the Supervisory Boards of STMicroelectronics N.V. and Théa Holding SAS, and a Director of Bureau Veritas SA and Compagnie des Gaz de Pétrole Primagaz SAS. Finally, he is Honorary Co-Chairman of the Alliance Industrie du Futur. Frédéric Sánchez is a graduate of École des hautes études commerciales (HEC; 1983) and Institut d’études politiques in Paris (1985), and holds a DEA in Economics from the University of Paris-Dauphine (1984). He is a French national.

Jean-Michel Severino, born in 1957, is Manager of Investisseurs et Partenaires, an asset management company specializing in investment in SMEs in sub-Saharan Africa. He is also a member of the Académie des Technologies. Until April 2010, he was CEO of the French International Development Agency (AFD), and was previously Vice-President of the World Bank for Asia. Jean-Michel Severino is a Financial Inspector, a graduate of École nationale d’administration (ENA), ESCP, Institut d’études politiques in Paris and holds a Master of Advanced Studies (DEA) in Economics and a Law degree. He is a French national.

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Directors representing the public sector

		Date first appointed	Term ending
Bpifrance Participations (1) represented by Thierry Sommelet (2)	Member of the Innovation and Technology Committee	May 28, 2013	At the close of the 2021 Shareholders’ Meeting
Anne Lange (3)	Member of the GCSER Committee	May 27, 2015	At the close of the 2023 Shareholders’ Meeting
Claire Vernet-Garnier (4)	Member of the Audit Committee	October 27, 2020	October 26, 2024

(1)   Public financing and investment group for companies, resulting from the merger of OSEO, CDC Entreprises, FSI and FSI Régions, appointed by the Shareholders’ Meeting.

(2)   Appointed as permanent representative from January 10, 2021 to replace Nicolas Dufourcq.

(3)   Appointed by the Shareholders’ Meeting on the basis of a proposal by the French government and the Board of Directors.

(4)   Appointed by ministerial order.

Thierry Sommelet, born in 1969, is a Director, member of the Management Committee and Head of Technology, Media and Telecoms of the growth capital department of Bpifrance. Thierry Sommelet has nearly 20 years’ experience in private and public investment in the technology, media and telecommunication sectors. He began his career in 1992 in the capital markets at Crédit Commercial de France in Paris, then in New York. After leading the team of financial engineers at Renaissance Software (SunGard group) in Los Altos in the United States and serving as Deputy Chief Executive Officer of InfosCE in 2001, he joined the Digital Investments and Equity Department at Caisse des Dépôts et Consignations in 2002, and subsequently took charge of that unit in 2007. After joining the Fonds Stratégique d’Investissement in 2009, Thierry Sommelet joined the teams of Bpifrance Investissement when it was created in 2013. He represents Bpifrance on the Boards of Directors or Supervisory Boards of Technicolor SA, Worldline group SA and Soitec SA, all listed on Euronext Paris, as well as on the Supervisory Boards of Idemia SAS. He is also an independent Director of Talend SA, a software company listed on the NASDAQ. Thierry Sommelet is a graduate of École nationale des ponts et chaussées in Paris and holds an MBA from INSEAD. He is a French national.

Anne Lange, born in 1968, is an entrepreneur in the new technologies sector and Director. Anne Lange began her career in 1994 working in the Prime Minister’s office where she headed the government department for the State control on public broadcasting. In 1998, she joined Thomson as Head of strategic planning, then in 2000, the Europe e-business department. In April 2003, Anne Lange was appointed as General Secretary for the Internet rights forum, an agency of the Prime Minister’s office. From 2004 to 2014, she successively worked as Vice-President for Europe public sector, Senior Executive Vice-President of global public sector & media operations (based in the US) and Senior Executive Vice-President for innovation for the Internet Business Solutions group at Cisco. She decided to quit Cisco to create her own start-up, the software company Mentis, of which she was CEO until 2017, innovating in the field of the Internet of Things, Cloud and Big Data. Since then, Anne Lange has divided her professional activities between directorships with major groups, technology investment activities and consultancy services to senior managers in the field of business transformation. Anne Lange is a graduate of Institut d’études politiques in Paris and École nationale d’administration (ENA). She is a French national.

Claire Vernet-Garnier, born in 1984, has led the Finance & Capital Markets division at the French State Investment Agency (APE) since April 2018, in charge of financial transaction on the portfolio of the French State as shareholder, in particular the primary and secondary equity market transactions. Claire Vernet-Garnier began her career in 2008 within the Société Générale CIB Equity Syndication teams in 2008 and joined the Equity Capital Markets department of Bank of America Merrill Lynch as an Analyst in 2010. She joined Société Générale CIB again as an analyst and subsequently associate within the Corporate Finance (M&A and ECM) Large Caps teams in 2012. Then, in 2015, she joined stock market operator pan-European Euronext to manage the p-listing activity and develop "Corporate Services". In particular, Claire Vernet-Garnier was involved in the structuring and execution of strategic M&A transactions, fundraising transactions and/or sale of securities on the equity (IPOs, capital increases, accelerated placements of securities) and convertible or exchangeable bond markets. She is a member of the Boards of Directors of Dexia SA, Dexia Crédit Local, Orano Cycle, Orano Mines and "Aéroport de Montpellier Méditerranée". Claire Vernet-Garnier is a triple graduate of Executive MBA from the École Nationale des Ponts et Chaussées (Paris), the Solvay Brussels Schools of Economics and Management (Brussels) and Temple University (Philadelphia, USA). A former student of ESSEC (non-diploma course), she also holds a master’s degree in Management from Audencia Business School. She is a French national.

Directors elected by the employees

		Date first appointed	Term ending
Sébastien Crozier	Member of the Audit Committee	December 3, 2017	December 2, 2021
Fabrice Jolys	Member of the GCSER Committee	December 3, 2017	December 2, 2021
René Ollier	Member of the Innovation and Technology Committee	December 3, 2017	December 2, 2021

Sébastien Crozier, born in 1968, is Chairman of CFE-CGC Orange. He is also Honorary Chairman of ADEAS (Association pour la défense de l’épargne et de l’actionnariat salariés). Within the Orange group, he is Director of Public Sponsorship (G7, French Pavillon at Expo 2021 Dubai) and he is in charge of the Digital Society Forum (DSF). He began his career in 1990 in the telematic activities for the Alten group, before taking over the senior management of a subsidiary as it spun off from the Group. He joined France Telecom Multimédia in 1994 to prepare the launch of online services and as such participated in the launch of Wanadoo. In 1997, he was the producer of one of the biggest concerts in Paris that year, attracting 40,000 people to the Pelouse de Reuilly grounds for more than 24 hours. In 1998, he founded several start-ups in the area of online advertising and Internet access provision as a telecom operator, with more than 1.3 million customers under the Fnac, M6 and Société Générale brands. Following their acquisition in 2001 by France Telecom (which became Orange), he returned to the Group and became Head of the strategy and innovation management of part of the Enterprise Division in 2003. He managed several subsidiaries in France and abroad on behalf of the Orange group, in Africa and Latin America, in the areas of innovation and international development. During the 2001-2002 presidential campaign, he acted as Jean-Pierre Chevènement’s permanent advisor on logistics and new technologies. Sébastien Crozier studied engineering at École supérieure d’ingénieurs en électrotechnique et électronique (ESIEE) and the Karlsruher Institut für Technologie (KIT) in the field of Artificial Intelligence. He is a French national.

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Fabrice Jolys, born in 1973, is currently a sales associate at Orange. He began his career in 1997 at La Poste as a financial advisor, through 2000. He joined the Orange group in 2001 and began working in labor relations in 2004. Fabrice Jolys was first employee representative in the regional management of Brittany, then joined the Central Committee of the Orange Works Council (CCUES) and the economic commission, which he chaired. Before joining the Orange SA’s Board of Directors, he served for three years as Deputy Central Delegate. He is a French national.

René Ollier, born in 1960, is currently an operator at UAT (Unité d’Assistance Technique) in Rouen, for Orange’s customer calls to "3900." He has spent his entire career at the internal call center. He joined Orange in 1984 at the telephone information service (telephone number "12" at that time). He was Deputy Central Delegate appointed by the SUD trade union federation until December 2017 and, as such, union representative for the Central Committee of the Orange Works Council (CCUES) from 2011 to 2017. He continues to be a member of the secretariat of this federation. He is a French national.

Director appointed by the Shareholders’ Meeting and representing employee shareholders

		Start date	Term ending
Laurence Dalboussière	Member of the Innovation and Technology Committee	May 19, 2020	At the close of the 2024 Shareholders’ Meeting

Laurence Dalboussière, born in 1964, is a member of the Supervisory Board of the Orange Actions mutual fund. She currently works in internal communications at Orange France. Before joining France Telecom in 1998, she worked in an IT services company specialized in customer relations and software development. She then took part in the launch of the first French bank without any desk. She began her career at France Telecom by setting up a customer relations platform for small and mid-sized companies, then worked in operational marketing in the B2B Customer department, before moving to the Enterprise Customer Department. From 2009 to 2012, she was secretary of the French Marketing Sales Committee. She then became Director of Internal Communication for the France B2B Department. Since 2016, she has been General Secretary of CFE-CGC Orange. She is a French national.

A member of Orange’s Central Social and Economic Committee (CSEC) and a representative of the Worldwide Works Council participate in meetings of the Board of Directors.

Changes in the composition of the Board of Directors

The Shareholders’ Meeting of May 19, 2020 appointed Frédéric Sanchez as Director, replacing Charles-Henri Filippi, for a term of four years expiring at the close of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2023. At its meeting of June 24, 2020, the Board of Directors appointed Frédéric Sanchez as a member of the Innovation and Technology Committee.

The Shareholders’ Meeting of May 19, 2020 appointed Laurence Dalboussière as Director representing employee shareholders, replacing Philippe Charry, for a term of four years expiring at the close of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2023. At its meeting of June 24, 2020, the Board of Directors appointed Laurence Dalboussière as a member of the Innovation and Technology Committee.

By ministerial order dated October 27, 2020, Claire Vernet-Garnier was appointed representative of the French State on the Board of Directors, replacing Hélène Dantoine. At its meeting of October 28, 2020, the Board of Directors appointed Claire Vernet-Garnier as a member of the Audit Committee.

The Board of Directors was informed of the appointment of Thierry Sommelet as permanent representative of Bpifrance Participations, replacing Nicolas Dufourcq. This appointment took effect on January 10, 2021.

In February 2021, the Board of Directors appointed Thierry Sommelet as a member of the Innovation and Technology Committee.

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Summary presentation of the Board of Directors

As of February 17, 2021	Age	Gender	Nationality	Number of shares	Number of positions held in other listed companies	First appointed	Term ending	Seniority on the Board	Membership of Board Committees
Corporate Officer, Director
Stéphane Richard	59		French	73,009	0	June 9, 2010	2022 GM	10 years	X
Independent Directors
Alexandre Bompard	48		French	1,000	1	December 7, 2016	2023 GM	4 years	ITC
Anne-Gabrielle Heilbronner	52		French	1,000	2	May 21, 2019	2023 GM	2 years	GCSER Committee (Chairwoman)
Christel Heydemann	46		French	1,000	0	July 26, 2017	2024 GM	3 years	Audit Comm.
Helle Kristoffersen	56		French and Danish	1,747	0	June 7, 2011	2023 GM	9 years	ITC
Bernard Ramanantsoa (1)	72		French and Malagasy	1,000	0	June 7, 2016	2024 GM	4 years	Audit Comm. (Chairman)
Frédéric Sanchez	60		French	1,000	2	May 19, 2020	2024 GM	1 year	ITC (Chairman)
Jean-Michel Severino	63		French	1,000	1	June 7, 2011	2023 GM	9 years	Audit Comm.
Directors representing the public sector
Bpifrance Participations (represented by Thierry Sommelet (2))	51		French	254,219,602	4	May 28, 2013	2021 GM	7 years	ITC
Anne Lange	52		French	0	3	May 27, 2015	2023 GM	5 years	GCSER Committee
Claire Vernet-Garnier	37		French	0	0	October 27, 2020	October 26, 2024	[-1] year	Audit Comm.
Directors representing employee shareholders
Laurence Dalboussière	56		French	1,389	0	May 19, 2020	2024 GM	1 year	ITC
Directors elected by employees
Sébastien Crozier	53		French	9,679	0	December 3, 2017	December 2, 2021	3 years	Audit Comm.
Fabrice Jolys	47		French	199	0	December 3, 2017	December 2, 2021	3 years	GCSER Committee
René Ollier	60		French	0	0	December 3, 2017	December 2, 2021	3 years	ITC

(1) Lead Director.

(2) Appointed as permanent representative from January 10, 2021, replacing Nicolas Dufourcq.Thierry Sommelet holds 400 Orange shares.

5.1.2      Corporate Officers

Corporate Officer, Director

Stéphane Richard has been Chairman and Chief Executive Officer of Orange SA since March 1, 2011. His directorship was renewed during the Shareholders’ Meetings of May 27, 2014, and May 4, 2018, the Board of Directors having reappointed him as Chairman and Chief Executive Officer on the same date, for a four-year term.

The biography of Stéphane Richard can be found in Section 5.1.1 Board of Directors.

Delegate Chief Executive Officers

On May 4, 2018, the Board of Directors renewed the terms of office of Ramon Fernandez and Gervais Pellissier as Delegate CEOs for the same period as the term of the Chairman and CEO. Ramon Fernandez is also Executive Director Finance, Performance and Development. Gervais Pellissier is Executive Director People & Group Transformation, and is Chairman of Orange Business Services.

Ramon Fernandez, born in 1967, has been Delegate CEO of Orange SA since January 1, 2016. He is also Executive Director Finance, Performance and Development. He joined the Orange group on September 1, 2014 as Deputy Managing Director in charge of the Group’s finance and strategy. From May 2018 to the end of August 2020, he was Deputy CEO - Finance, Performance and Europe. Ramon Fernandez began his career at the French Treasury before joining the International Monetary Fund in Washington from 1997 to 1999. He then returned to the French Treasury and held a number of senior management positions: Head of the Energy, Telecommunications and Raw Materials Department until 2001; Head of the Savings and Financial Markets Department from 2001 to 2002; Deputy Director of International Financial Affairs and Development, and Vice-Chairman of the Club de Paris between 2003 and 2007. He was also Special Advisor to the Minister of the Economy, Finance and Industry (2002-2003) and to the President of the French Republic (2007-2008). In 2008, he was appointed Chief of Staff to the Minister of Labor, Social Relations, Family and Solidarity (2008-2009). Since March 2009, he has been the Chief Executive Officer of the French Treasury, Chairman of the France Trésor Agency and Chairman of the Club de Paris. As the Alternate Governor of the World Bank for France and Governor of the African Development Bank before joining Orange, he represented the French government at the Board of Directors of GDF Suez and CNP Assurances as well as at the Supervisory Board of the Caisse des Dépôts et Consignations. Ramon Fernandez is a graduate of Institut d’études politiques in Paris and École nationale d’administration (ENA). He is a Knight of the French Legion of Honor. He is a French national.

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Gervais Pellissier, born in 1959, joined Bull in 1983 and held a range of responsibilities in the areas of finance and management control, in France, Africa, South America, and Eastern Europe. In 1994, he was successively appointed Chief Financial Officer of the Services and Systems Integration Division, the Outsourcing Services Division and then the Director of the Management Control Division of the Bull group; subsequently, in 1998, he was appointed Chief Financial Officer of the Bull group. From April 2004 to February 2005, Gervais Pellissier served as Managing Director, Chairman of the Board of Directors and Deputy Chief Executive Officer of the Bull group. From February 2005 to mid-2008, he was Vice-Chairman of the Board of Directors of Bull. Gervais Pellissier joined the Orange group in October 2005 as project manager for the integration of its entities in Spain and to lead thinking on geographical integration within the Group. In January 2006, he was appointed as a member of the Group’s General Management Committee, in charge of Finance and Operations in Spain, and in March 2009, he became Deputy Managing Director of Orange SA, with responsibility for Finance and Information Systems. After the Group’s new Executive Committee was formed in early April 2010, Gervais Pellissier continued in his role as Deputy Managing Director of Orange SA, with responsibility for Finance and Information Systems. Since November 1, 2011, Gervais Pellissier has been Delegate CEO of Orange SA. Between September 2014 and April 2018, he was Delegate CEO in charge of operations in Europe, excluding France. From May 2018 to the end of August 2020, he was Delegate CEO responsible for the Group’s Transformation and Chairman of Orange Business Services. Since September 2020, he has been Delegate CEO, People & Group Transformation and Chairman of Orange Business Services. Since 2015, he has been a member of the Supervisory Board and a member of the Audit Committee of Wendel, and has been Lead Director since 2018. Gervais Pellissier is a graduate of École des hautes études commerciales (HEC), Berkeley, and the University of Cologne. He is a Knight of the French Legion of Honor and an Officer of the French Order of Merit. He is a French national.

5.1.3      Executive Committee

Pursuant to the provisions of Article L. 22-10-10 2 of the French Commercial Code, and in order to encourage gender diversity, Orange pays close attention to the representation of women on its Executive Committee (see section 4.3.3.2 Professional equality women-men).

As of the date of this document, four of the 14 members (including Stéphane Richard) of the Executive Committee are women.

Jérôme Barré	Chief Executive Officer, Orange Wholesale & International Networks
Fabienne Dulac	Deputy Chief Executive Officer, Orange France
Ramon Fernandez	Delegate Chief Executive Officer, Executive Director Finance, Performance and Development
Hugues Foulon	Executive Director of Strategy and Cybersecurity activities
Nicolas Guérin	Executive Director, Group Secretary-General and Secretary of the Board of Directors
Mari-Noëlle Jégo-Laveissière	Deputy Chief Executive Officer, Europe
Paul de Leusse	Deputy Chief Executive Officer, Mobile Finance Services
Béatrice Mandine	Executive Director Communication, Engagement and Brand
Alioune Ndiaye	Chief Executive Officer of Orange Middle East and Africa
Gervais Pellissier	Delegate Chief Executive Officer, Executive Director People & Group Transformation and Chairman of Orange Business Services
Helmut Reisinger	Chief Executive Officer, Orange Business Services
Elizabeth Tchoungui	Executive Director Group CSR, Diversity and Philanthropy
Michaël Trabbia	Group Chief Technology and Innovation Officer

The biographies of Stéphane Richard, Ramon Fernandez and Gervais Pellissier can be found in Sections 5.1.1 Board of Directors and 5.1.2 Corporate Officers.

Jérôme Barré, born in 1962, has been Chief Executive Officer in charge of the Orange Wholesale & International Networks division since May 2, 2018. He joined the Orange group in 1985, where he worked on the quality and development of the network in Île-de-France and then in Brittany. In 1991, he was named French National Director of Local Authorities. From 1996 to 2010, Jérôme Barré alternated between his national responsibilities and his operational management tasks. From 1996 to 2000, he joined the Consumer Services Department as Director of Service and Quality for the Professional Customer Division, and then as Director of Customer Service at the Retail and Customer Service Division. From 2000 to 2006, he worked as the Regional Director in Burgundy and then in Franche-Comté, and from 2006 to 2010 as the Territorial Director in the North-West Center (Lower Normandy, Upper Normandy, Central Region). In 2010, after coordinating negotiations on workplace stress alongside the Group’s Human Resources Director following the so-called "social crisis", Jérôme Barré was appointed Head of Customer Relationship Management and Customer Service for the B2C market at Orange France, where he specifically worked on creating the Orange operational divisions. In April 2011, he was appointed Head of Orange Île-de-France, tasked with developing Orange’s business in the Île-de-France area. In 2016, he became Senior Executive Vice-President of Human Resources and led the launch of Orange’s promise to be a "digital and caring employer." Jérôme Barré is a graduate of the École polytechnique and the École nationale supérieure des télécommunications (ENST).

Fabienne Dulac, born in 1967, is Deputy Chief Executive Officer of Orange France. After having started a doctoral thesis, Fabienne Dulac began her career at the French Interior Ministry, before joining the business community in 1993 with VTCOM, a company which developed multimedia services at the time of the emergence of the Internet and the appearance of a new business sector, where she was Head of Communication and Marketing. Fabienne Dulac joined France Telecom in 1997 within the newly created Multimedia Division. Her responsibilities, as the Head of External Communication, extended to include all of France Telecom’s multimedia activities within its range of subsidiaries such as Wanadoo, Voila and Mappy. For a decade, she held various positions within marketing, business development, and customer relations, and witnessed the transformation of the market and the Company, as well as the development of new commercial territories and customer experience at the heart of the operator’s strategy. In 2008, she became Head of Sales and Online Customer Relations at Orange France; she brings innovation to the field and drives the Company’s digital transformation in terms of sales and customer relations. In 2011, Fabienne Dulac became Head of the Orange North France division, where she was responsible for managing an operational entity with over 5,500 employees. In September 2013, she was appointed Senior Vice-President in charge of Communication of Orange France, before becoming Senior Executive Vice-President in August 2014. Fabienne Dulac holds a postgraduate degree (DEA) in Political Sociology from the Institut d’études politiques in Paris, a master’s degree in History and a bachelor’s degree in Modern Literature.

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Hugues Foulon, born in 1968, is Executive Director of Strategy and Cybersecurity activities. He began his career in 1994 at Générale des Eaux (Veolia group) where he was appointed Director of a drinking water plant, then Director of Monégasque de Télédistribution and Monégasque des Eaux. In 2000, he made his first foray into the world of telecoms by joining Vivendi group’s Monaco Telecom as Deputy Chief Executive Officer, in charge of functional departments. In 2005, he joined the Group as Director of B2C Commercial Finance for the Mobile business. He remained there for two years, before moving to Northern Africa and becoming Maroc Telecom’s Director of Controlling. In 2007, he returned to Orange, where he took on roles as Management Control Director for the Marketing and Innovation division, Director to the Group’s Delegate Chief Executive Officer in charge of Finance, then CFO of OMEA. He was then appointed Head of the Chairman & CEO’s office and Secretary of the Group’s Executive Committee. He is a graduate of École polytechnique and the École nationale supérieure de techniques avancées (ENSTA). He is also an auditor of the 66th "defense policy" session of the Institut des hautes études de défense nationale (IHEDN).

Nicolas Guérin, born in 1968, has been Group Secretary-General since March 1, 2018, and Secretary of the Board of Directors. He is also Chairman of the Fédération Française des Télécoms, Honorary Chairman and Director of Cercle Montesquieu and Chairman of the Evaluation and Orientation Committee of the International Chair in Space and Telecommunication Law at the University of Paris XI. Joining the Group’s Competition and Regulation Affairs Department in 1998 after his time at SFR, Nicolas Guérin arrived just as the sector was undergoing deregulation. He became Head of this department in 2003, before becoming General Counsel and Secretary of the Board of Directors in 2009. In this position, he has been a major contributor to many of the Group’s structuring projects, including the roaming agreement with Free in 2012, M&A transactions to expand the Group’s foothold in Africa and Europe with the acquisition of Jazztel or diversification projects (including content and Orange Bank). His support has also been essential in the implementation of regulatory requirements in the Enterprise market, or more recently in the next stage of the mobile agreement signed between operators and the French state and analysis of fixed-line markets by Arcep. He is a graduate of Institut de droit des affaires (IDA) and holds a specialized master’s degree in Business Law and Taxation from University of Paris II Panthéon-Assas.

Mari-Noëlle Jégo-Laveissière, born in 1968, has been Deputy Chief Executive Officer in charge of Europe (excluding France) since September 1, 2020. She joined the Group’s Executive Committee in 2014 as Senior Executive Vice-President in charge of the Technology and Global Innovation division, and became Deputy CEO in charge of the same division in May 2018. Since joining the Orange group in 1996, Mari-Noëlle Jégo-Laveissière has held several management positions: Director of International & Backbone Network Factory, Head of Group Research & Development, Head of the B2C Marketing department of Orange France and Regional Manager, where she was responsible for technical and commercial services for B2C and B2B customers. Mari-Noëlle Jégo-Laveissière is a graduate of École des mines de Paris and École normale supérieure. She also holds a doctorate in Quantum Chemistry from the University of Paris XI - Waterloo.

Paul de Leusse, born in 1972, is Deputy Chief Executive Officer in charge of Mobile Finance Services and Chairman of Orange Bank Africa. He joined the Executive Committee at Orange in May 2018, in order to develop the Group’s mobile financial services activities in Europe and Africa. From 1997 to 2009, Paul de Leusse worked as a consultant and then a Director at Oliver Wyman, before moving to Bain & Company. In 2009, he was appointed Director of Strategy at Crédit Agricole SA. In 2011, he joined Crédit Agricole Corporate and Investment Bank as Chief Financial Officer, before being named Delegate Chief Executive Officer. In 2016, he was appointed CEO at CA Indosuez Wealth. Paul de Leusse was a Director at Union des Banques Arabes et Françaises between 2011 and 2018 and at Fondation Grameen Crédit Agricole from 2016 to 2018. Paul de Leusse is a graduate of École polytechnique and has a civil engineering degree from Ponts et chaussées.

Béatrice Mandine, born in 1968, has been Executive Director in charge of Communication since May 2, 2018, Brand since May 1, 2013 and Engagement since September 1, 2020. She joined Orange in May 2007 as Director of the Group’s Press Office. Béatrice Mandine was appointed Delegate Director of External Communication in November 2010, then Deputy Director of Communication responsible for External Communication alongside Xavier Couture, Senior Executive Vice-President for Communication and the Brand in July 2012. Béatrice Mandine began her career in 1988 as a journalist at Le Figaro, Marie-Claire and the television channel La Cinq. At the end of 1990, she joined Alcatel as Head of Internal Communication. In 1992, she became Press Officer for Alcatel Radio Space & Defense and joined the press office at Alcatel Alsthom the following year. In 1998, she was appointed Media Director of Alcatel’s Consumer Division, and in 2000 she was appointed Head of Press and Public Relations for Alcatel’s Mobile Telephony Division. In 2004, Béatrice Mandine joined the Faurecia group as Head of Press Relations and Corporate Image. She is a graduate of the École supérieure de journalisme (ESJ) and Institut des hautes études internationales (IHEI).

Alioune Ndiaye, born in 1960, has been Chief Executive Officer of Orange Middle East and Africa since May 2, 2018. He is also a Director of the Orange Foundation. He began his career in manufacturing at Pechiney. He then joined Sonatel in 1986, taking on planning, audit and management control functions, also participating in the company’s privatization work. He was Chief Financial Officer at Sonatel from 1992 to 2002. In 2002, he moved to Mali to create Ikatel (which became Orange Mali a few years later) as Chief Executive Officer. Alioune Ndiaye was CEO at Orange Mali for 10 years. From 2012 to 2018, he was CEO of Sonatel SA and Chairman of the Boards of Directors of Sonatel Mobiles, Orange Mali, Orange Bissau, Orange Sierra Léone and Fondation Sonatel. He is a graduate of Paris Dauphine University and Institut national des télécommunications in Evry.

Helmut Reisinger, born in 1967, is Chief Executive Officer, Orange Business Services, based in Paris. After nine years at Alcatel Austria heading the Enterprise Division, he was named CEO at NextiraOne Germany, a company owned by private equity funds, where he was a member of the European Executive Committee, before becoming Vice-President at Avaya, Inc., specialist in communication solutions, for Western Europe. He joined Orange Business Services in July 2007 to head operations in Europe. His responsibilities were broadened in January 2015, when he took charge of all commercial activities outside France, including Europe, the Americas, APAC (Asia-Pacific), and Africa/Middle East/Russia/India. He graduated from the Vienna University of Economics and Business, in the CEMS master program with international studies at the Hochschule Saint-Gall (Switzerland) and ESSCA Angers (France).

Elizabeth Tchoungui, born in 1974, is Executive Director Group CSR, Diversity and Philanthropy. She is also Deputy Chairwoman of the Orange Foundation. Elisabeth Tchoungui is French-Cameroonian, and was previously a journalist and writer. Born in the United States, she grew up in Cameroon, Belgium and Italy. A graduate of École supérieure de journalism in Lille, she was a presenter for France 2 (France Télévision group) and RMC STORY (Altice group), and was the first African journalist to present the TV5 Monde news, and the first woman, succeeding Bernard Pivot, Guillaume Durand and Franz-Olivier Giesbert, in the presenter’s chair of the flagship weekly cultural magazine of France 2, France’s leading national public network. Elizabeth Tchoungui also headed the culture department of France 24. Elizabeth Tchoungui is the author of several books, including Le jour où tu es né une deuxième fois (Flammarion), an account of her son, who has Asperger’s syndrome, Je vous souhaite la pluie (Plon), translated into Italian and taught in secondary schools and universities in Cameroon, Bamako Climax (Plon), a novel set against the backdrop of terrorism in the Sahel, and Billets d’Humeur au feminin (Léo Scheer), a collection of opinion pieces published on French website aufeminin.com. She regularly works with the Organisation Internationale de la Francophonie. She is also a member of the French Women Writers’ Parliament. Elizabeth Tchoungui is a Director of Action contre la Faim. Since its creation in 1979, Action contre la Faim has become the first international NGO to combat hunger among the most vulnerable populations throughout the world. Operating in 47 countries, the NGO helped nearly 15 million people in 2016. She is also a Director of Club XXIe Siècle, a think tank and do tank that promotes diversity through excellence and exemplary career paths. Elizabeth Tchoungui is a Knight of the French Order of Arts and Letters.

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Michael Trabbia, born in 1976, has been the Group’s Chief Technology and Innovation Officer since September 1, 2020. He heads the Technology & Global Innovation division. He began his career at Arcep (the French telecommunication regulator) in 2001, taking charge notably of the allocation and control of mobile licenses. In 2004, he was appointed technical advisor to the office of the Minister for European Affairs, before joining the office of the Minister for Regional Planning in 2005 as technical advisor for ICT and Europe. In 2007, he joined TDF (a network and infrastructure operator in France), where he served as Director of Strategy and Development. In July 2009, he was appointed Deputy Chief of Staff to the Minister for Industry and Head of the Industrial Sectors division. He joined the Orange group in January 2011. He first held the position of Group Director of Public Affairs, before being appointed Director to the Chairman and Chief Executive Officer of Orange, Secretary of the Group’s Executive Committee, in July 2014. In September 2016, he was appointed CEO of Orange Belgium and placed the company in a growth dynamic thanks to customer-centric Bold Challenger positioning. He left that position to join the Group’s Executive Committee in August 2020. He is a graduate of École polytechnique and Télécom ParisTech, and holds a post-graduate degree in Industrial Economics.

5.1.4      Information on Directors, Officers and Senior Management

5.1.4.1    Positions held by Directors and Officers

Stéphane Richard

Positions currently held

−     Director, Chairman and Chief Executive Officer of Orange

−     Director of the Opéra National de Paris

−    Director of France Industrie

International

−     Chairman of the Board of Directors and Director of GSMA

−    Permanent representative of Atlas Countries Support in Médi Telecom (1)

Other positions and offices held over the past five years

None

Ramon Fernandez

Positions currently held

−     Delegate CEO of Orange

−     Chairman of the Board of Directors and Director of Orange Bank (1)

−     Chairman of the Board of Directors and Director of Compagnie Financière d’Orange Bank (1)

−     Director of Orange Middle East and Africa (1)

−     Member of the Supervisory Board of Iris Capital Management (1)

−     Member of the Supervisory Board of Orange Venture (1)

−    Director of Institut du Capitalisme Responsable

International

−     Director of Buyin (1)

−     Director of Orange Belgium (1) (2)

−     Director of Médi Télécom (1)

−    Member of the Supervisory Board of Orange Polska (1) (2)

Other positions and offices held over the past five years

−     Chairman of the Board of Directors of Buyin (1)

−     Director of Orange Spain (1)

−     Director of Médi Télécom (1)

−     Member of the Steering Committee of Institut Orange (1)

−     Member of the Supervisory Board of Euronext N.V. (2)

−    Member of the Supervisory Board and Member of the Appointments and Remuneration Committee of Euler Hermes group (2)

(1)   Company in which Orange holds an interest.

(2)   Office in a listed company.

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Gervais Pellissier

Positions currently held

−     Delegate CEO of Orange

−     Chairman and Director of Orange Business Services SA (1)

−     Vice-Chairman, member of the Supervisory Board and Lead Director of Wendel (2)

−    Founder and Director of the Fondation des Amis de Médecins du Monde

International

−     Chairman of the Board of Directors and Director of Orange Spain (1)

−    Chairman of Fundación Orange

Other positions and offices held over the past five years

−     Director of Orange Horizons (1)

−     Director and Member of the Strategic Committee of Orange Belgium (1) (2)

−     Vice-Chairman and member of the Supervisory Board, Chairman and member of the Strategic Committee of Orange Polska (1) (2)

−     Chairman of the Board of Directors of Orange Spain Plc (1)

−    Director of EE Limited (1)

Alexandre Bompard

Positions currently held

−     Director of Orange, member of the Innovation and Technology Committee

−     Chairman and Chief Executive Officer of Carrefour (2)

−    Director of the Fondation Carrefour

Other positions and offices held over the past five years

−     Chairman and Chief Executive Officer of Fnac Darty (2)

−     Chairman and Chief Executive Officer of Fnac Darty Participations et Services

−     Director of Darty Ltd

−     Member of the Supervisory Board of Banijay group

−    Member of Le Siècle

Laurence Dalboussière Positions currently held − Director of Orange, member of the Innovation and Technology Committee Other positions and offices held over the past five years − None

Sébastien Crozier

Positions currently held

−     Director of Orange, member of the Audit Committee

−     Member of the Supervisory Board of the Orange Actions mutual fund

−     Honorary Chairman of ADEAS (association law 1901)

−     Chairman of CFE-CGC Orange (trade union law Waldeck-Rousseau)

−     Director of Le Refuge

−    Treasurer of L’Engagement (association law 1901 - political party)

Other positions and offices held over the past five years

−     Chief Executive Officer of Orange Horizons SAS (1)

−     Chairman of Orange Horizons Digital SAS (1)

−     Director of Orange Horizons South Africa Ltd (1)

−     Legal representative of Orange Horizons Latina (1)

−     Member of the Board of Directors of GIE Atout France

−    Treasurer of Manifeste pour l’Industrie

Anne-Gabrielle Heilbronner

Positions currently held

−     Director of Orange, Chairwoman of the GCSER Committee

−     Member of the Executive Board and General Secretary of Publicis group (2)

−     Chairwoman of Publicis Groupe Services

−     Director and Chairwoman of the Audit Committee of SANEF (2)

−     Director of Somupi

−     Chairwoman of WEFCOS

−     Representative of Multi Market Services France Holding on the Shareholders’ Committee of WEFCOS

−     Representative of Multi Market Services France Holding on the Board of Directors of Régie Publicitaire des Transports Parisiens Metrobus Publicité

−    Member of the Executive Committee of Multi Market Services France Holding

International

−     Director of US International Holding Company, Inc. (United States)

−     Director of Sapient Corporation (United States)

−     Director of Publicis Group Investments B.V. (Netherlands)

−     Director of Publicis Holdings Group B.V. (Netherlands)

−     Director of Publicis Holdings B.V. (Netherlands)

−     Director of BBH Holdings Limited (UK)

−    Director of Publicis Limited (UK)

Other positions and offices held over the past five years

−    None

(1)   Company in which Orange holds an interest.

(2)   Office in a listed company.

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Christel Heydemann

Positions currently held

−     Director of Orange, member of the Audit Committee

−     Chairwoman and Chief Executive Officer of Schneider Electric France

−     Member of the Executive Committee of Schneider Electric (2)

−     Chairwoman of GIMELEC

−     Vice-President and Director of the Association AX

−    Director of France Industrie

Other positions and offices held over the past five years

−     Director of the Fondation des Ponts et Chaussées

Fabrice Jolys Positions currently held − Director of Orange and member of GCSER Committee Other positions and offices held over the past five years − None

Helle Kristoffersen

Positions currently held

−     Director of Orange, member of the Innovation and Technology Committee

−    CEO Strategy-Innovation and member of the Executive Committee of the Total group (2)

Other positions and offices held over the past five years

−     Director of Strategy and Economic Intelligence at the Total group (2)

−     Director of Strategy & General Secretariat of the Gas, Renewables & Power Branch of the Total group (2)

−     Member of the Supervisory Board of Peugeot (2)

−     Director of Direct Énergie (2)

−     Member of the Board of Directors of SunPower (United States) (2)

−    Member of the Board of Directors of PSL ComUE

Anne Lange

Positions currently held

−     Director of Orange, member of the GCSER Committee

−     Director of Pernod Ricard (2)

−    Director of FFP (2)

International

−     Managing partner of ADARA

−    Director of Inditex (2)

Other positions and offices held over the past five years

−     Director of Imprimerie Nationale

−     Founder and Chief Executive Officer of MENTIS

−    Managing partner of Econocom

René Ollier Positions currently held − Director of Orange, member of the Innovation and Technology Committee Other positions and offices held over the past five years − None

Bernard Ramanantsoa

Positions currently held

−     Lead Director of Orange, Chairman of the Audit Committee

−     Member of the Oddo-BHF Supervisory Board, Audit Committee, Appointments Committee and Strategic Committee

−     Member of the Supervisory Board of EDUCIN Topco

−     Chairman of Silverchair

−     Director of Aspen France

−     Director of Institut Catholique de Paris

−     Director of Établissement public du Château de Versailles, du Musée et du Domaine National

−     Director of Le Choix de l’École (Teach for France)

−     Member of the Y SCHOOLS Strategic Committee (formerly ESC Troyes group)

−     Member of the Strategic and Steering Committee of Toulouse Business School

−    Member of the Steering Committee of EuropaNova

International

−     Director of Banque Franco-Lao (Laos)

−     Director, member of the Audit Committee and the Risk Committee of Bred Bank Cambodia

−     Director of Sommet-Education (Switzerland)

−     Member of the Advisory Board of Saint-Gall University (Switzerland)

−     Member of the Advisory Board of the Getúlio Vargas Foundation (Brazil)

−     Member of the Advisory Board of ShARE (Netherlands)

−     Member of the Advisory Board of the School of Management at Zhejiang University (China)

−    Member of the Advisory Board of ISCAM (Madagascar)

Other positions and offices held over the past five years

−     Director of ANVIE

−     Director of Institut Français des Administrateurs

−     Member of the Advisory Board of EQUIS (European accreditation body)

−     Member of the Supervisory Board of Albarelle

−     CEIBS (China): member of the Academic Council

−    Member of the Advisory Board of ESADE (Barcelona)

(2)   Office in a listed company.

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Frédéric Sanchez

Positions currently held

−     Director of Orange, Chairman of the Innovation and Technology Committee

−     Chairman of Fives

−     Director of Bureau Veritas (2)

−     Director of Compagnie des Gaz de Pétrole Primagaz SAS

−     Member of the Supervisory Board of Théa Holding SAS

−     Chairman of MEDEF International

−    Honorary Co-Chairman of Alliance Industrie du Futur

International

−    Member of the Supervisory Board of STMicroelectronics (2)

Other positions and offices held over the past five years

−    Director of Mirion Technologies Ltd (United States)

Thierry Sommelet

Positions currently held

−     Permanent representative of Bpifrance Participations on the Board of Orange, member of the Innovation and Technology Committee

−     Director of Worldline (2)

−     Director of Soitec (2)

−     Director of Talend (2)

−     Permanent representative of Bpifrance Participations on the Board of Directors of Technocolor (2)

−     Representative of Bpifrance Investissement on the Supervisory Board of IDEMIA group SAS

−     Representative of Bpifrance Investissement on the Board of Directors of IDEMIA France SAS

−    Member of the Supervisory Board of Tiger Newco SAS

Other positions and offices held over the past five years

−     Chairman of the Supervisory Board of Greenbureau

−     Director of Ingenico

−     Director of Tiger Newco

−     Permanent representative of Bpifrance Investissement of the Board of Directors of Mersen (2)

−     Permanent representative of Bpifrance Participations of the Board of Directors of Verimatrix (2)

−    Member of the Supervisory Board of Sipartech

Jean-Michel Severino

Positions currently held

−     Director of Orange, member of the Audit Committee

−     Director and Chairman of the Audit Committee of Danone (2)

−     Manager of I&P SARL (Investisseurs et Partenaires)

−     Manager of Emergence Développement

−     Chairman of the Board of Directors of EBI SA (Ecobank International)

−     Director of Phitrust Impact Investors

−     Director of the Fondation Grameen Crédit Agricole

−     Director of the Fondation Alstom

−     Director of the Fondation Carrefour

−     Director of the Fondation Avril

−     Director of the Fondation Tunisie Développement

−    Director of FERDI (public interest foundation)

International

−     Director of I&P Développement

−     Director of I&P Gestion

−    Chairman of the Board of Directors of I&P Afrique Entrepreneurs

Other positions and offices held over the past five years

−     Director of ACET Ghana

−     Director of Convergences

−     Director of Adenia Partners

−    Director of the Fondation Sanofi Espoir

Claire Vernet-Garnier

Positions currently held

−     Director representing the State on the Board of Directors of Orange, member of the Audit Committee

−     Director representing the State on the Board of Directors of Dexia Crédit Local, member of the Remunerations Committee

−     Director representing the State on the Board of Directors of Orano Mining

−     Director representing the State on the Board of Directors of Orano Cycle

−    Member representing the State of Supervisory Board of Aéroport de Montpellier Méditerranée, member of the Audit and Remunerations Committee

International

−    Director representing the State on the Board of Directors of Dexia SA, member of the Remunerations Committee (Belgium)

Other positions and offices held over the past five years

−    None

(2)   Office in a listed company.

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The business address of all Directors and Officers, in relation to their positions, is that of Orange SA’s registered office (see Section 1.1.1 Company identification).

Positions and offices held in 2020 by Directors whose terms of office have ended since January 1, 2020

Philippe Charry (Director until May 19, 2020) Positions held in 2020 − Director of Orange, member of the Innovation and Technology Committee Other positions and offices held previous five years − None

Hélène Dantoine

(Director until September 14, 2020)

Positions held in 2020

−     Director of Orange, member of the Audit Committee

−     Director representing the French State on the Board of Directors of Safran (2)

−    Director representing the French State on the Board of Directors of SNCF SA

Other positions and offices held previous five years

−     Director representing the French State on the Board of Directors of SNCF Mobilités (EPIC)

−     Director of Total Exploration Netherlands B.V.

−     Manager of Total E&P RDC

−     Chairwoman of Total E&P Senegal

−     Chairwoman of Total E&P Madagascar

−     Chairwoman of Total E&P Mauritania

−     Chairwoman of East Africa Offshore Ventures

−     Chairwoman and CEO of Total E&P South Sudan

−     Delegate Chief Executive Officer and Director of Total E&P Somalia

−     Chairwoman of the Board and Manager of Total Washington DC Representative Office LLC

−     Director and Chairwoman of Total E&P Ethiopia A/S

−     Director of Total E&P International K1 Ltd

−     Director of Total E&P International K2 Ltd

−     Director of Total E&P International K3 Ltd

−    Director of Total E&P International Ltd

−

Nicolas Dufourcq

(Permanent representative of Bpifrance Participations on the Board of Directors of Orange until January 10, 2021)

Positions held in 2020

−     Permanent representative of Bpifrance Participations on the Board of Directors of Orange, member of the Innovation and Technology Committee

−     Director and Chief Executive Officer of Bpifrance SA

−     Chairman and Chief Executive Officer of Bpifrance Participations

−     Director and Chief Executive Officer of Bpifrance Financement

−     President of Bpifrance Investissement

−     President of Bpifrance Assurance Export

−     Director of Digital New Deal

−     Director of En Temps Réel

−    Member of the Strategic Advisory Board of Euler Hermes group (2)

International

−    Non-executive Chairman of the Supervisory Board of STMicroelectronics (2)

Other positions and offices held previous five years

−     Member of the Supervisory Board of Euler Hermes group (2)

−     President of Bpifrance Financement

−    Chairman and Chief Executive Officer of FT1CI

Charles-Henri Filippi

(Director until May 19, 2020)

Positions held in 2020

−     Lead Director of Orange, Chairman of the GCSER Committee

−     Managing Partner of Lazard

−     Director of Nexity (2) , Chairman of the Remuneration and Appointments Committee

−     Director of Piasa

−     Chairman of the Fondation pour l’Opéra Comique

−     Director of the Endowment Fund of ADIE

−     Director of the Fondation Bettencourt-Schueller

−    Director of the Fondation des Treilles

Other positions and offices held previous five years

−     Chairman of Citigroup France

−     Director of ADIE (Association pour le Droit à l’Initiative Économique)

−     Director of L’Oréal, Chairman of the Human Resources and Remunerations Committee, and Member of the Audit Committee and the Nominations and Governance Committee

−     Member of the Supervisory Board of Femu Qui SA

−     Chairman of the Association des Amis de l’Opéra Comique

−    Member of the International Advisory Board of Abertis

(2)   Office in a listed company.

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5.1.4.2    Information on Company shares held by Directors and Officers

Number of shares held by Directors and Officers

According to the terms of Article 13 of the Bylaws, each Director appointed by the Shareholders’ Meeting must hold a minimum number of 1,000 shares of the Company, except the Director representing employee shareholders and the Directors representing the public sector, who are exempt in accordance with the law. In the same way, Directors elected by the employees are not concerned by this obligation.

In addition, the Board of Directors has decided that each of the Corporate Officers shall also hold at least 1,000 registered shares.

The following information is provided as of the date of this document and to the Company’s knowledge:

		Number of shares
Corporate Officer, Director	Stéphane Richard	73,009
Independent Directors	Alexandre Bompard	1,000
	Anne-Gabrielle Heilbronner	1,000
	Christel Heydemann	1,000
	Helle Kristoffersen	1,747
	Bernard Ramanantsoa	1,000
	Frédéric Sanchez	1,000
	Jean-Michel Severino	1,000
Directors representing the public sector	Bpifrance Participations (Appointed as permanent representative from January 10, 2021, replacing Nicolas Dufourcq.He holds 400 Orange shares)	254,219,602
	Anne Lange	0
	Claire Vernet-Garnier	0
Directors elected by the employees	Sébastien Crozier	9,679
	Fabrice Jolys	199
	René Ollier	0
Director representing employee shareholders	Laurence Dalboussière	1,389
Delegate Chief Executive Officers	Ramon Fernandez	24,179
	Gervais Pellissier	56,692

Transactions by Directors and Officers on Company securities

The following table details the transactions (reported to the French Financial Markets Authority - AMF) performed on Orange securities during the 2020 fiscal year and between January 1, 2021 and the date of this document by the persons referred to in Article L. 621-18-2 of the French Monetary and Financial Code.

Name	Financial instrument	Type of transaction	Transaction date	Number of securities	Average unit price (in euros)	Transaction amount (in euros)
Ramon Fernandez	Equities	Purchase	August 10, 2020	7,950	9.8060	77,957.70
Gervais Pellissier	Equities	Purchase	August 12, 2020	6,950	10.0684	69,975.38
Stéphane Richard	Equities	Purchase	September 25, 2020	20,000	8.9313	178,626.00

To the Company’s knowledge, no other transactions having to be reported to the AMF have taken place.

Restrictions regarding the disposal of shares by Directors and Officers

Directors and Officers holding shares under the Orange group’s savings plan through mutual funds that are invested in shares of the Company are subject to the lock-up rules applicable to investments in the savings plan under the provisions governing Company savings plans.

Moreover, within the framework of the EU market abuse regulation, Article 16 of the Board of Directors’ Internal Guidelines prevents members from engaging in any transactions relating to the securities of the listed companies of the Group during the periods preceding the publication of results, and more generally, if they have knowledge of inside information, as well as from directly or indirectly engaging in short sales with respect to such securities.

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To the Company’s knowledge, none of the Company’s Directors or Officers has agreed any other restriction to their freedom to dispose without delay of their holding in the Company.

5.1.4.3    Other information

Court rulings and bankruptcy

To the Company’s knowledge, in the past five years:

−    no Director or Officer has been found guilty of fraud;

−    no Director or Officer has been involved in bankruptcy, receivership or liquidation proceedings;

−    in July 2019, Stéphane Richard was cleared of wrongdoing in the "CDR-Tapie" case. The Public Prosecutor’s Office appealed the general acquittal in July 2019, and the case was referred to the Court of Peer Appeals for trial in October 2020. Due to the state of health of one defendant, the case was adjourned and is expected to be heard in May 2021. There is no other official public offense or sanction pronounced by state or regulatory authorities against a Director or Officer;

−    no Director or Officer has been barred by a court from serving as a member of a management or supervisory body of a listed company or from being involved in the management or business operations of a listed company.

Family ties

To the Company’s knowledge, there are no family ties among Company Directors and Officers, or between the Directors and Officers and the Executive Committee members.

Conflicts of interest

Under Article 16 of the Internal Guidelines of the Board of Directors, which may be consulted on the Group’s website at www.orange.com, under the heading Group/Governance (see Section 5.2.1.4 Internal Guidelines), each Director must notify the Chairman of the Board and the Lead Director of any situation concerning them liable to give rise to a conflict of interest with a Group company.

In particular, Article 10 of the Internal Guidelines of the Board of Directors entrusts the Lead Director with a specific prevention role regarding conflicts of interest which could occur, primarily by carrying out awareness initiatives. The Lead Director informs the Governance and Corporate Social and Environmental Responsibility (GCSER) Committee, and the Board of Directors, should he/she deem it appropriate, of any potential or actual conflicts of interest affecting Corporate Officers and the other members of the Board of Directors. He/she may make recommendations to the GCSER Committee and the Board of Directors on how to manage potential conflicts of interest of which he/she becomes aware of or which are reported to him/her (see Section 5.2.1.7 Lead Director).

In addition, Article 16.3 of these Internal Guidelines stipulates that for any situation concerning a Director that may create a conflict of interest, the Director concerned shall refrain from participating in the vote on the corresponding resolution.

Moreover, a declaration relating to the existence or non-existence of a situation of conflict or divergence of interests (even potential) is requested annually from the Company’s Directors and Officers as part of the preparation of the Universal Registration Document as well as when taking office and any renewals of office. At its meeting of February 11, 2021, the GCSER Committee also took note of the annual declarations of the Directors and Officers (see Section 5.2.1.2 Independent Directors).

To the best of the Company’s knowledge and as of the date of this Universal Registration Document, there is no potential conflict of interests between the duties of Directors or Corporate Officers with regard to Orange and their private interests or other duties.

To the best of the Company’s knowledge, there are no arrangements or agreements with any major shareholder, customer, supplier or any other third party under which any member of the Board of Directors or Corporate Officer has been appointed to the Board of Directors or Company’s General Management (respectively).

5.1.4.4    Shares and stock options held by members of the Executive Committee

As of the date of this document, to the best of the Company’s knowledge, the members of Orange’s Executive Committee, including Stéphane Richard, Ramon Fernandez, and Gervais Pellissier, owned a total of 228,363 Orange shares, representing 0.009% of the capital.

As of the date of this document, no members of the Executive Committee hold any stock options, as the last plan in force expired on May 21, 2017 (see Section 5.4.1.2 History of stock-option grants (table No.8)).

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5.2    Operation of the management and supervisory bodies

5.2.1      Operation of the Board of Directors

The Board of Directors presides over all decisions relating to the Group’s major strategic, economic, employment, financial or technological policies and monitors the implementation of those policies by the General Management.

5.2.1.1    Legal and statutory rules relating to the composition of the Board of Directors

In accordance with Article 13 of the Bylaws, the Board of Directors consists of at least 12 members and at most 22 members, including three Directors elected by the employees, and one Director elected by the Shareholders’ Meeting and representing employee shareholders. The term of office for Directors is four years.

Pursuant to Government Order No. 2014-948 of August 20, 2014 relating to governance and transactions in the capital of companies with a public shareholding, given that the French State holds more than 10% of the Company’s share capital, it is entitled to appoint a representative to the Board of Directors, and a number of positions in proportion to its stake are reserved for members that it may nominate. The public sector has three representatives on the Board of Directors: one representative appointed by Ministerial Order and two Directors appointed by the Shareholders’ Meeting.

5.2.1.2    Independent Directors

The annual assessment of Directors’ independence was carried out by the Board of Directors on February 17, 2021, on the basis of a proposal by the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC). In assessing Directors’ independence, the Board took into account all of the criteria of the Afep-Medef Corporate Governance Code for listed companies, which state that a Director, to be considered independent, must not:

−    be or have been within the last five years:

-     an employee or executive Corporate Officer of the Company,

-     an employee, executive Corporate Officer or Director of a consolidated subsidiary of the Company,

-     an employee, executive Corporate Officer or Director of the parent company or a consolidated subsidiary of the Company;

−    an executive Corporate Officer of a company in which Orange, directly or indirectly, holds a position on the Board of Directors or in which an employee appointed as such, or a person who is currently or was at any time in the previous five years an executive Corporate Officer of Orange, is a Director;

−    be a customer, supplier, commercial banker, investment banker or advisor:

-     that is material to the Company or its Group, or

-     for which the Company or its Group represents a significant share of business.

The assessment of the potential significance of the relationship with the Company or its Group must be debated by the Board, and the qualitative and/or quantitative criteria used in this assessment (continuity, economic dependence, exclusivity, etc.) must be explicitly stated in the Corporate Governance Report:

−    not have close family ties with a Director or Officer;

−    not have been a Statutory Auditor of the Company within the last five years;

−    not have been a Director of the Company for more than twelve years. Under this criterion, loss of the status of independent Director occurs on the date at which this period of twelve years is reached.

The Afep-Medef Code recommends presenting a summary table of each Director’s position with regard to independence criteria. The analysis of the GCSERC was thus carried out with regard to these criteria; the summary table appears at the end of this section.

The three Directors representing the public sector and the four Directors elected by the employees or representing employee shareholders cannot, by definition, be deemed independent under the Afep-Medef Code. Stéphane Richard, the Chairman and CEO, is not considered an independent Director because of the executive functions he holds within the Group.

As far as other Directors are concerned, the GCSERC reviewed, firstly, their annual declarations when preparing this document, including a section on potential conflicts of interest, and, secondly, any business relationships between the Orange group and these Directors or companies that employ them, or in which they may hold terms of office (see Section 5.2.1.8 Board and committee activities during the fiscal year).

The GCSERC also examined the nature of business dealings and partnerships with listed companies in which its Directors hold offices. This indicated that some of these companies are Orange Business Services customers for "business" telecommunication services or Group suppliers in the normal course of business and for insignificant amounts across the Orange group. The Board also reviewed any potential consultancy services declared that had been carried out the Company’s Directors.

The Board of Directors considered, given the nature and volume of the business relationships in question and the declaration of independence made by each of the aforementioned Directors, that these relationships are insignificant for both the Orange group and each of the groups or entities to which the Directors concerned belong. The Board of Directors concluded that these relationships are therefore not likely to call into question their independence.

Following the discussions, Anne-Gabrielle Heilbronner, Christel Heydemann and Helle Kristoffersen as well as Alexandre Bompard, Bernard Ramanantsoa, Frédéric Sanchez and Jean-Michel Severino were deemed to be independent under the criteria of the Afep-Medef Code, i.e. seven of the Board’s fifteen members.

Excluding the Directors elected by the employees or representing employee shareholders, who are not taken into account for the purposes of calculating the proportion of independent Directors under the Afep-Medef Code, the Board thus has seven independent Directors out of eleven, i.e. nearly two-thirds of the Board, a proportion that is well within the recommendations of the Afep-Medef Code.

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The table below presents the position of each independent Director with regard to the independence criteria set in the Afep-Medef Code (Article 9.4).

Directors’ independence	Alexandre Bompard	Anne-Gabrielle Heilbronner	Christel Heydemann	Helle Kristoffersen	Bernard Ramanantsoa	Frédéric Sanchez	Jean-Michel Severino
Criterion 1: is not and has not been an employee, Director or Officer within the last five years	✔	✔	✔	✔	✔	✔	✔
Criterion 2: does not hold cross-directorships	✔	✔	✔	✔	✔	✔	✔
Criterion 3: does not have significant business relationships	✔	✔	✔	✔	✔	✔	✔
Criterion 4: does not have close family ties with a Director or Officer	✔	✔	✔	✔	✔	✔	✔
Criterion 5: has not been a Statutory Auditor of the Company within the last five years	✔	✔	✔	✔	✔	✔	✔
Criterion 6: has not been a Director of the Company for more than twelve years	✔	✔	✔	✔	✔	✔	✔
Criterion 7: non-executive Corporate Officer status - does not receive variable compensation in cash or shares or any compensation relating to the Company’s performance	✔	✔	✔	✔	✔	✔	✔
Criterion 8: major shareholder status - does not participate in the control of the Company	✔	✔	✔	✔	✔	✔	✔

The detailed list of the offices held by Directors and Officers can be found in Section 5.1.4.

5.2.1.3    Applying the principle of diversity and balanced representation between women and men

The Board ensures that its membership complies with statutory provisions, specifically with regard to diversity and the balanced representation of men and women.

As of the date of this document, the Board of Directors had a total of six women out of fifteen Directors. In application of the criteria resulting from the laws of January 27, 2011 (on the balanced representation of women and men on Boards of Directors and Supervisory Boards and on professional equality) and of May 22, 2019 (on growth and the transformation of companies, known as the PACTE law), the proportion of women on the Board was 45% (five women out of eleven). This percentage does not take into account the Directors elected by the employees or representing employee shareholders.

Furthermore, pursuant to Article L. 22-10-10 of the French Commercial Code and the Afep-Medef Code, the Company’s Internal Guidelines (see Section 5.2.1.4 Internal Guidelines) provide, in their Article 13, that diversity in the membership of the Board and its committees also refers to criteria such as age, nationality, qualifications and professional experience.

This provision meets Directors’ expectations, as expressed during the assessment of the operation of the Board and its committees carried out in the last quarter of 2019 relating to the need to diversify the profiles of its members, with expertise in the digital and international spheres.

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Diversity of expertise on the Board

An assessment of the key skills and expertise of the members of the Board has been carried out and shows that the Board has the necessary qualities to understand the issues presented to it.

The mapping below, carried out by the firm that conducted the assessment of the Board’s operations at the end of 2019, and updated by the Board Secretariat at the beginning of 2020 to take into account the arrival of new Directors, shows a balanced distribution between the different types of skills required and provided to the Board by its fifteen members.

5.2.1.4    Internal Guidelines

In 2003, the Board of Directors adopted Internal Guidelines, which lay down the guiding principles and procedures for its operations and those of its committees. They are available on the website www.orange.com, under the heading Group/Governance.

The Internal Guidelines specify, among other details, the respective responsibilities of the Board of Directors, the Chairman and the Chief Executive Officer, stipulating limits to his powers; they also set the rules governing the composition, powers and operating procedures of each Board committee.

The Internal Guidelines also specify the rules governing the information provided to Directors and the meetings of the Board.

The Internal Guidelines have been updated on a number of occasions by the Board of Directors to reflect changes in the Company’s governance. Its last review, dated February 12, 2020, revised references that had become obsolete; in particular, it replaced references to the "Orange Works Council Central Committee" with references to the "Central Social and Economic Committee," a new employee representative body since December 4, 2019.

5.2.1.5    Chairman of the Board of Directors

Article 1 of the Internal Guidelines of the Board of Directors specifies the role and duties of the Chairman.

The Chairman represents the Board of Directors and, except in unusual circumstances, is the only person authorized to act and speak in the Board’s name. He organizes and steers the work of the Board of Directors and ensures the efficient running of corporate bodies in line with the principles of good governance. He serves as a liaison between the Board of Directors and the Company’s shareholders, in coordination with the General Management; he monitors the quality of the Company’s financial information. When the roles of Chairman of the Board of Directors and Chief Executive Officer are split, he may, in close coordination with the General Management, represent the Company in its upper-level relations with the public authorities, the Group’s major partners and key customers, both within France and internationally. In this case, he is briefed regularly by the Chief Executive Officer on the significant events and situations relating to Group operations, and he may seek any information from the CEO needed to inform the Board of Directors and its committees. The Chairman may meet with the Statutory Auditors in order to prepare the work of the Board of Directors and the Audit Committee. He may attend meetings of Board Committees under the conditions provided for in the Internal Guidelines.

In accordance with Articles 29-1 and 29-2 of French Law No. 90-568 of July 2, 1990, the Chairman of the Board of Directors also has the power to appoint and manage the civil servants employed by the Company.

Pursuant to the Company’s Bylaws, the Chairman of the Board of Directors can hold his position until the age of 70.

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5.2.1.6    Committees of the Board of Directors

The Board of Directors is supported by expertise from three specialized committees. Their role is to provide informed input for the Board’s discussions and assist in preparing its decisions. These committees meet as often as is necessary. Their powers and operating procedures are set out in the Internal Guidelines of the Board of Directors. In line with the Afep-Medef Code, significant responsibilities are given to independent Directors. Orange also believes that it is important that each committee benefits from the presence of at least one Director representing the public sector and at least one member representing employees or employee shareholders, which contributes to taking into account different opinions in the work of the committees (see Section 5.2.1.8 Board and committee activities during the fiscal year).

Thus, with the exception of the Chairman and Chief Executive Officer, all of the Directors sit on a committee, based on the choices discussed and made by the Board.

Composition of the Board Committees as of the date of this document

	Year created	Chairman	Members
Audit Committee	1997	Bernard Ramanantsoa (1)	Sébastien Crozier Christel Heydemann (1) Jean-Michel Severino (1) (2) Claire Vernet-Garnier
Governance and Corporate Social and Environmental Responsibility Committee (GCSERC)	2003	Anne-Gabrielle Heilbronner (1)	Fabrice Jolys Anne Lange
Innovation and Technology Committee (ITC)	2014	Frédéric Sanchez (1)	Alexandre Bompard (1) Laurence Dalboussière Helle Kristoffersen (1) René Ollier Bpifrance Participations (Thierry Sommelet (3) )

(1)   Independent Director.

(2)   Audit Committee’s financial expert.

(3)   Thierry Sommelet succeeded Nicolas Dufourcq on January 10, 2021 as permanent representative of Bpifrance Participations.

Audit Committee

In accordance with the Internal Guidelines of the Board of Directors, the Audit Committee has at least three members appointed by the Board. At least two-thirds of members must be independent (excluding Directors representing the employees or employee shareholders, who are not taken into account). The Chairman of the Audit Committee is chosen from among the independent Directors.

The composition of the Audit Committee complies with the recommendations of the Afep-Medef Code, with three-quarters of its Directors, excluding Directors elected by the employees or representing employee shareholders, being independent, and with no Corporate Officers on the Committee. The composition of the Audit Committee also complies with the provisions of Article L. 823-19 of the French Commercial Code relating to the establishment of a specialized committee to follow up questions relating to the preparation and control of accounting and financial information.

In this regard, the Committee monitors the financial reporting process and the effectiveness of internal control and risk management systems relating to accounting and financial reporting procedures. It issues a recommendation regarding the Statutory Auditors nominated for appointment, organizes their selection process and submits a reasoned recommendation to the Board regarding their choice and their compensation terms and conditions. It monitors the Statutory Auditors’ fulfillment of their engagement and approves, where applicable, the provision of services other than the certification of the financial statements, for such services that are not prohibited by law or Orange’s rules. The Committee also studies all investment or divestment projects that meet the criteria set out in Article 2 of the Internal Guidelines of the Board of Directors, and prepares related deliberations of the Board. The Audit Committee may also request that any audit or internal/external review be carried out on any matter it considers to fall within its remit.

Furthermore, the Chairman of the Audit Committee is assigned a particular role, and reports to the Board of Directors on a regular basis on the execution of the Committee’s functions, as well as the outcome of the statutory audit and the manner in which this has contributed to the integrity of the financial information, and the role the Audit Committee has played in this process. He immediately informs the Board of any difficulties encountered and submits a summary of the Audit Committee’s discussions.

The responsibilities of the Audit Committee are detailed in Article 7 of the Internal Guidelines of the Board of Directors.

Financial expertise within the Audit Committee

Members of the Audit Committee are required to have or to gain financial or accounting expertise. The Audit Committee, in accordance with the provisions of Article L. 823-19 of the French Commercial Code and Section 407 of the US Sarbanes-Oxley Act, must also comprise at least one person with specific expertise in the field of finance, accounting or statutory auditing, who must be independent (the "financial expert").

Jean-Michel Severino was appointed financial expert of the Audit Committee during the Board of Directors’ meeting of October 25, 2017, due to his role as Financial Inspector, his past functions as CEO of the Agence française de développement (AFD, French international development agency) and Vice-President of the World Bank for Asia, and his current position as manager of fund management company I&P.

Governance and Corporate Social and Environmental Responsibility Committee

In accordance with the Internal Guidelines of the Board of Directors, the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC) has at least three members appointed by the Board.

Its composition is in line with the recommendations of the Afep-Medef Code, as the ratio of independent Directors is 50% (excluding the Director elected by the employees, who is not included in this calculation).

The major areas of responsibility of this Committee, whose creation is recommended by the Afep-Medef Code, are namely appointments and compensation, Corporate Social Responsibility, and governance. In particular, it exercises the powers of the specialized committees responsible for the appointment of Directors and renewal of their terms of office, as well as the compensation of Corporate Officers. In these areas, it is tasked in particular with making proposals to the Board of Directors, as well as to the Chairman and, as necessary, the CEO. The CEO also keeps the Committee informed of any new appointments to the Group Executive Committee; the Committee may offer its opinion on the terms and conditions for calculating the compensation of these new members, or regarding multi-year variable compensation plans (Long Term Incentive Plans) or free share award plans in place at the Orange group. The Committee also ensures, with regard to succession plans, that a process is in place for when offices expire and in situations requiring particular attention.

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The Committee also examines, in line with the Group’s strategy, the main thrust of the human resources and corporate social and environmental responsibility policies drawn up, based on discussions with the Group’s stakeholders. Once a year, it reviews the Ethics Committee’s report on the Group-wide actions to implement ethics practices, and is informed about the rollout of the Group’s compliance programs.

Article 8 of the Internal Guidelines of the Board of Directors details the responsibilities of the Committee.

Innovation and Technology Committee

In accordance with the Internal Guidelines of the Board of Directors, the Innovation and Technology Committee has at least three members appointed by the Board.

The Committee notably reviews the significant multi-annual investment programs and the major technology partnerships entered into by the Group, the Group’s strategic policies in terms of innovation and technology, and its performance in this respect.

Article 9 of the Internal Guidelines of the Board of Directors details the responsibilities of the Committee.

Joint meeting of Board Committees

In accordance with Article 11 of the Internal Guidelines of the Board of Directors - and without constituting a specialized committee of the Board itself - the Audit Committee, the GCSERC and the Innovation and Technology Committee meet in a joint forum once a year under the chairmanship of the Chairman of the Audit Committee or chaired by the oldest member present. This Joint Committee is responsible for preparing the work of the Board of Directors relative to internal control and risk management systems. Its last meeting took place on September 16, 2020.

The Internal Guidelines provide that during this meeting, the Company’s General Management presents the risk mapping in the Company, in particular the effectiveness of the risk management system, the major risks facing the Group and the mechanisms for preventing and detecting fraud.

Special-purpose committees

Article 5 of the Internal Guidelines of the Board of Directors provides that the Board may decide, for certain technical issues relating to the Company’s operations and/or issues that may involve conflicts of interest and on which the Board of Directors is expected to give its view or make a decision, to establish a special-purpose committee to review these matters in consultation with the Company’s General Management. Article 5 was amended at the request of the Board on December 5, 2018 in order to enable any Director to participate in such committees, provided that they have no conflicts of interest.

The Board of Directors appoints the Chairman, who is chosen from among the Committee’s independent Directors.

5.2.1.7    Lead Director

The Internal Guidelines of the Board of Directors allow the Board to appoint a Lead Director from among the independent Directors at the proposal of the GCSERC. A Lead Director must be appointed if the same person is both Chairman of the Board of Directors and Chief Executive Officer.

The Board of Directors of February 12, 2020 appointed Bernard Ramanantsoa, who is also Chairman of the Audit Committee, as Lead Director. The powers of the Lead Director are defined in Article 15.1 of the Company’s Bylaws (calling and chairing of Board meetings if the Chairman is unavailable), and in Article 10 of the Internal Guidelines, which also defines the duties.

Duties of the Lead Director

The main duties of the Lead Director are to ensure smooth relations between the Board of Directors and the Company’s General Management. To this end, the Lead Director is responsible for:

−    management of conflicts of interest: the Lead Director informs the GCSERC and, where appropriate, the Board of Directors, of any potential or actual conflicts of interest affecting the Directors and Officers of which he/she becomes aware or which are reported to him/her. Where necessary, the Lead Director makes recommendations on how to manage such conflicts;

−    crisis situations: at the request of the Board of Directors, the Lead Director ensures that the Company’s Corporate Governance enables it to cope with any exceptional crisis situations it may face;

−    assessment of the Board of Directors: the Lead Director may be called on to comment during the GCSERC’s assessment of the work of the Board of Directors and its committees;

−    report on activity: the Lead Director reports on the performance of the Lead Director’s duties annually to the Board of Directors. At Shareholders’ Meetings, the Chairman of the Board of Directors may invite the Lead Director to report on the his or her work.

Powers of the Lead Director

The powers of the Lead Director are subject to the limits on those of the Board of Directors and its committees:

−    calling meetings of the Board of Directors/Agenda: the Lead Director may, pursuant to Article 15.1 of the Company’s Bylaws, ask the Chairman of the Board of Directors to call a Board meeting on a given agenda or propose additional agenda items to the Chairman of the Board of Directors. The Lead Director may call meetings of the Board of Directors if the Chairman is unable to do so and may chair Board meetings when the Chairman is absent;

−    information for Directors: the Lead Director ensures that the Directors are able to carry out their duties in the best possible conditions, and in particular that the Directors have all necessary information ahead of Board meetings;

−    committees of the Board of Directors: the Lead Director is not barred from serving as Chairman of any Board committee. The Lead Director may, on proposal of the committee’s Chairman, contribute to the work of the committees related to the Lead Director’s duties;

−    resources: the Lead Director has access through the Company’s General Management to all documents and information required to carry out his or her duties;

−    compensation: the Board of Directors determines, when the Lead Director is appointed, the amount of compensation the Lead Director receives for this role. In addition, the Lead Director can be reimbursed, against receipts, for any expenses incurred in the execution of his or her duties, notably travel costs.

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In accordance with a decision of the Board of Directors of October 25, 2017, the Lead Director was identified as the General Management contact regarding situations related to matters of compliance, especially in order to be able to report to all members of the Board on the effectiveness of the compliance system and its level of risk. The Lead Director participates annually in a meeting of the Risk Committee (see Section 5.2.2.3 Executive Committee and Group governance committees).

5.2.1.8    Board and committee activities during the fiscal year

Board activities

The Board of Directors met twelve times in 2020. Its meetings had a collective attendance rate of 94.3%. Individual attendance rates are presented in the table located at the end of this section. Information on the method for allocating and the payment of Directors’ compensation is presented in Section 5.4.2.1 Amount of compensation paid or allocated to Corporate Officers for 2020 activity. The typical Board meeting lasts around four hours.

Each meeting is generally preceded by a meeting of one or more of the Board’s committees with a view to preparing its work and deliberations. The issues discussed by the committees are reported on by their Chair(s) to the Board of Directors.

In addition to the regular stages of the Company’s life (review of operational performance, quarterly results, half-year and annual financial statements, review of the budget, risk factors, setting of the compensation of Corporate Officers, etc.), the Board notably exercised, in close coordination with the General Management, reactive and vigilant supervision of the Group’s position and the measures implemented in connection with the crisis related to the Covid-19 pandemic throughout the year, to ensure the smooth running of the business continuity plan and to monitor the effects of the crisis.

It also voted in favor of the adoption of Orange SA’s corporate purpose and its inclusion in the Company’s Bylaws by the 2020 Shareholders’ Meeting. In the course of its work, the Board ensures that it takes into consideration not only social and environmental issues but also the corporate purpose in performing its duties.

The Board of Directors also reviewed the composition of the new management team appointed in June 2020. It ruled on the conclusion of certain structuring contracts in view of the amounts defined in Article 2 of its Internal Guidelines, and in this context examined an item relating to the acquisition of sporting rights to football matches in Spain. During the same period, the Board also examined Orange Bank’s development plans.

During the second half of 2020, the Board was kept informed, in connection with the work of the dedicated special-purpose committee, of the progress of the auction process relating to the allocation of 5G spectrum. It also reviewed the guidelines of the General Management following the favorable decision handed down by the French Conseil d’État on 13 November on a long-standing tax dispute, which enabled the Group to be reimbursed the sums paid in July 2013, i.e. around 2.2 billion euros. Finally, it approved the signing of an agreement to acquire a majority block of 54% of the share capital of Telekom Romania Communications ("TKR"), as part of a transaction intended to accelerate Orange’s strategy of becoming a convergent operator for its subscribers in Romania.

It is regularly kept informed of employee-related news within the Company, such as the signing of agreements, internal elections and the health situation.

In the second half of 2020, the Board of Directors consulted the Central Social and Economic Committee (Central SEC) on strategic guidelines. This annual consultation gave rise to the presentation of a series of questions posed by the Central SEC during the Board of Directors’ meeting of February 17, 2021.

The Board proposed the renewal of the conditional multi-year variable compensation plan (Long Term Incentive Plan, or LTIP) for Corporate Officers for the period from 2021 to 2023, with a review of the associated performance criteria in relation to the new strategic direction. The plan will be submitted for approval by the Shareholders’ Meeting of May 18, 2021 (see Section 5.4.1). The Board of Directors’ review of points related to the appointment, compensation and evaluation of Corporate Officers is conducted in the absence of the interested parties.

On September 16, 2020, it also examined the existence and monitoring of the effectiveness of internal control and financial and non-financial risk management systems in the form of a joint meeting of the three committees.

The Board of Directors was presented with an update of the Group vigilance plan and the obligations regarding the Statement of Non-Financial Performance. It also approved the information on the corporate social and environmental issues of the Group included in the Report of the Board of Directors to the Shareholders’ Meeting.

Pursuant to the new provisions of the Afep-Medef Code relating to gender balance within governing bodies, the Board has designated the executive management network of the Group’s executives and leaders as a governing body, and has set an annual target of 35% women by 2025, in line with the percentage of women in the Group’s workforce (see Section 2.2.4.2.4 Promoting diversity and inclusion - Gender equality in the workplace).

The Board also reviewed the implementation of the recommendations resulting from the evaluation of its operations carried out in the fourth quarter of 2019 with the assistance of an independent firm (see Section 5.2.1.9 Periodic review of the operations of the Board of Directors and its committees).

At the Board of Directors’ meeting of February 17, 2021, Bernard Ramanantsoa reported on his role as Lead Director in 2020.

The main topics covered in his latest report are:

−    the monitoring of potential crisis situations that could undermine the Company’s governance;

−    the quality of relations within the Board and between the Board of Directors and the General Management;

−    periodic review of independence and potential conflicts of interest.

In 2020, a new secure digital application dedicated to the work of the Board was rolled out to the members of the Board. The new application, which is more efficient in terms of functionality and confidentiality, is gradually being rolled out at the same time across all of the Group’s Boards in order to make its use more fluid and widespread by all internal Directors.

Lastly, the Board of Directors decided, at its meeting of February 17, 2021, to transfer Orange’s registered office from 78, rue Olivier-de-Serres, 75015 Paris to 111, quai du Président-Roosevelt, 92130 Issy-les-Moulineaux, with effect from the close of the Shareholders’ Meeting of May 18, 2021.

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Committee activities

Audit Committee

The Audit Committee met nine times in 2020. Its meetings had a collective attendance rate of 100%.

It met regularly with Orange’s Senior Management and the main managers of the Group’s Finance Department, as well as with the Head of the Group Audit, Control and Risk Management Department and the Statutory Auditors in order to review with them their respective action plans and follow-up on these plans.

Financial reporting

In 2020, the Committee analyzed the Statutory and Consolidated Financial Statements for the 2019 fiscal year and the first half of 2020, together with the first and third quarter results for 2020. At its meeting on February 15, 2021, it reviewed the results of the fourth quarter of 2020, as well as the Statutory and Consolidated Financial Statements for the 2020 fiscal year. It verified that the processes for producing accounting and financial information complied with regulatory and legal requirements, especially in terms of internal control. In this respect, the Committee reviewed the draft Management Report and heard the Statutory Auditors’ Reports. It also reviewed the 2021 budget. The significant risks and off-balance sheet commitments and their accounting impact, as well as the results of the asset impairment tests were also discussed.

In addition, the Committee reviewed all financial communications before their publication.

Internal control and risk management, ethics

Before approving each set of financial statements, the Committee undertook a review of the significant disputes in which the Group is involved.

Moreover, the Committee examined the results of the annual evaluation of the internal financial control system, which were presented to it by the Group Internal Control Department, and concluded that the system was effective (see Section 2.2.3.2 Summary of works on Internal Control implemented under Section 404 of the Sarbanes-Oxley Act).

The Committee also reviewed the major risks that the Company believes could have a significant adverse effect on its business, financial position or earnings, particularly in light of its risk mapping. It also ensured that the recommendations formulated by the Group Audit, Control and Risk Management Department after the internal audit assignments were correctly implemented. The findings of the audit assignments as well as the schedule of upcoming audit assignments were presented. The description of material risks is presented in Section 2.1 Risk factors.

Finally, the Committee was presented with the external audit plan.

Management of debt and cash

The Committee regularly reviewed the Group’s debt refinancing and cash management policy and was given a presentation on the annual update of the Group’s derivative counterparty and cash investment limits.

Development projects and strategic plan

The Committee was informed about the position of certain of the Group’s equity interests in Europe, Africa and the Middle East and reviewed the asset impairment tests conducted at the end of 2020 at the Group’s main subsidiaries and equity interests, based on the entities’ updated strategic plans, in order to take the 2021 budget as well as geopolitical and macroeconomic changes into account.

Statutory Auditors

The Committee reviewed the fees of the Statutory Auditors for 2020 and the financial terms of their work during the year. Following the work of a technical committee set up as part of the call for tenders for the selection of the Statutory Auditors, the Audit Committee made a recommendation to the Board of Directors to renew the appointment of KPMG and to appoint Deloitte as successor to Ernst & Young (EY), which could not be renewed by law. This decision will be submitted to the approval of the 2021 Shareholders’ Meeting.

Governance and Corporate Social and Environmental Responsibility Committee (GCSERC)

The GCSERC met eight times in 2020. Its meetings had a collective attendance rate of 100%.

Compensation of Directors and Officers

At the beginning of 2020, the Committee determined the target proposals and calculation methods for the variable portion of the compensation of the Chairman and CEO and the Delegate CEOs for 2020. The calculation of the annual variable compensation of Corporate Officers is based on a weighted average of five indicators focused on the Group’s growth, profitability, quality of service, and CSR performance. These indicators, their relative weighting and the results achieved are described in Section 5.4 Compensation and benefits paid to Directors, Officers and Senior Management.

The proposed targets of the Corporate Officers for 2021 were examined and discussed at several meetings, and defined in February 2021.

In addition, the Committee monitored the implementation of conditional multi-year variable compensation plans (Long Term Incentive Plans, or LTIP) for Corporate Officers and members of the Executive Committee for the 2018-2020 and 2019-2021 periods. In February 2021, on the proposal of the Committee, the terms and conditions of the LTIP 2020-2022 were renewed for the 2021-2023 period, with certain adjustments, particularly in terms of CSR performance criteria to take into account the strategic orientations of the Engage 2025 plan.

The terms, procedures and conditions of these LTIPs are described in Section 5.4.1.

Lastly, the Committee prepared the breakdown of compensation for Directors in respect of the 2020 fiscal year and defined the Directors’ compensation policy for the 2021 fiscal year in the light of the changes made by Government Order No. 2019-1234 of November 27, 2019 relating to the compensation for Directors and Officers of listed companies (see Section 5.4.2 Board of Directors’ report on the compensation of non-executive corporate officers).

Governance and operation of the Board

The Committee reviewed the Board’s Corporate Governance Report attached to the Management Report.

It also examined, as it does every year, the situation of each of the independent Directors with regard to the independence criteria set out in the Afep-Medef Code (see Section 5.2.1.2 Independent Directors).

At its meeting of February 11, 2021, the Committee took note of annual declarations made by Orange’s Directors and Officers, in which certain information is required: number of Orange shares held and any related-party transactions, terms of office and positions held in 2020, personal situation, potential conflicts of interest, etc.

Members of the GCSERC noted that in light of the annual declarations made by Directors and Officers, no specific conflicts of interest had been identified. This review, together with other work carried out by the Committee, enabled it to recommend to the Board that it categorize seven Directors as independent within the meaning of the Afep-Medef Code (see Section 5.2.1.2 Independent Directors).

The Committee also considered the annual activity report of the Lead Director.

At the beginning of the year, the Committee examined the governance of the corporate purpose and how to integrate it into the Board’s decision-making process and how to monitor its implementation. An action plan was presented to it in the last quarter of 2020 and will be regularly monitored by the GCSERC.

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Nomination

The Committee took note of the election, by the Shareholders’ Meeting of May 19, 2020, of Laurence Dalboussière as Director representing employee shareholders, to replace Philippe Charry, whose term of office was due to expire, and of Frédéric Sanchez, independent Director, replacing Charles-Henri Filippi, whose term of office was also due to expire. At this time, Frédéric Sanchez was asked to provide the Board with the benefit of his expertise and perspective on the Innovation and Technology Committee (ITC) in order to observe its operation and suggest ways to improve or develop it, a subject that was among the recommendations resulting from the evaluation of the operation of the Board and its committees carried out at the end of 2019.

On several occasions, the Committee has had to vote on the appointment of the new Board members to the committees. It first recommended to the Board the appointment of Laurence Dalboussière and Frédéric Sanchez, independent Director, as members of the Innovation and Technology Committee and then, the appointment of Claire Vernet-Garnier, appointed Director by ministerial order of October 27, 2020 to replace Hélène Dantoine, as member of the Audit Committee. Finally, in a letter dated January 5, 2021, Bpifrance Participations informed the Chairman of the Board of Directors of the appointment of Thierry Sommelet as its new permanent representative to replace Nicolas Dufourcq. The GCSERC recommended to the Board his appointment to the ITC.

In February 2021, the GCSERC reviewed the conditions for the renewal of the office of legal entity Director Bpifrance Participations, whose term expires at the close of the Shareholders’ Meeting of May 18, 2021.

Lastly, in accordance with another recommendation of the evaluation of the operation of the Board of Directors carried out at the end of 2019, the Committee, with the help of an external firm, undertook permanent monitoring work in order to regularly examine a list of Director profiles that may correspond to the needs of the Board and thus enable it to be ready for any necessary replacement. More specifically, the Committee remains attentive to any profile with expertise in the fields of innovation and technology, internationally where appropriate, and who is or has been a Senior Manager.

CSER, ethics, compliance

The Committee reviewed the strategy and important issues related to the Group’s corporate social and environmental responsibility policies. It examined the major achievements in this area in 2020. The Committee reported to the Board of Directors on its work on this subject.

The Committee was presented with a report on the progress of the rollout of the Group’s corruption prevention program, in particular relating to the implementation of measures resulting from the French Law of December 9, 2016, known as the Sapin II Law, and from Government Order No. 2017-1180 of July 19, 2017 on the publication of non-financial information. The Committee examined notably the implementation of the Code of Conduct and the obligations regarding the Statement of Non-Financial Performance, and the rollout of the Group’s vigilance plan. The Board of Directors was informed on this matter.

The Committee also examined the annual report on ethics and compliance and studied the Group-wide actions resulting in the implementation of the ethics and compliance program (see Section 2.2 Activity and risk management framework). It also assessed the implementation of the vigilance plan and the obligations regarding the Statement of Non-Financial Performance.

Finally, as part of the periodic review of the Board’s work (see Section 5.2.1.9 Periodic review of the operations of the Board of Directors and its committees), the Committee continued its discussions on the development and monitoring of replacement plans for Corporate Officers.

Employment

The Committee monitored changes in the yearly indicators of the employee satisfaction survey. At its meeting of November 20, 2020, the Committee was presented with a detailed annual report on workplace gender equality and equal pay at Orange, specifically covering the proportion of women in the workforce, an analysis of pay gaps, and the awareness and raising campaigns rolled out in 2020, and prepared the relevant Board discussions. The gender equality policy within the governing bodies was reviewed by the GCSERC and was the subject of a recommendation to the Board, which, in accordance with the new provisions of the Afep-Medef Code, determines the gender equality objectives within these bodies. This policy is supplemented by special attention paid to the percentage of women on the Boards of Directors of the Group’s subsidiaries and to that of the specialized committees reporting to the Executive Committee.

Innovation and Technology Committee (ITC)

The ITC met three times in 2020. Its meetings had a collective attendance rate of 80%.

The Committee examined an update on Orange’s cyberdefense and security activities (B2B and B2C), was given a presentation of the Group’s edge computing strategy and discussed the impacts of so-called Cloud Native networks such as that of mobile operator Rakuten in Japan.

Joint meeting of the Board Committees

At a joint meeting in September 2020, the members of the Audit Committee, the GCSERC and the ITC reviewed the effectiveness of the risk management system, with a review of 2020 and a focus on the Group’s major risks, particularly from the point of view of the Group’s security governance, the crisis situation linked to the pandemic, and competition between the United States and China, and its impact on supplies.

Special-purpose committee

A special-purpose committee was created, as provided for in Article 5 of the Internal Guidelines, following a decision of the Board of Directors of October 28, 2019 concerning the auction process for 5G spectrum in France. It met several times during the year, chaired by the Chairman of the Audit Committee, and was able to closely monitor the procedure for allocating spectrum, alongside the General Management.

Strategic seminar

All members of the Board of Directors met with the members of the Executive Committee for a strategic seminar on September 10, 2020. This meeting allowed the Directors to be presented with an initial impact of the health crisis on the organization of work and an update on the Group’s financial position. The Directors also examined the topics relating to 5G, as well as the relevance of the objectives of the Engage 2025 plan in light of the lessons of the health crisis and the Group’s development prospects.

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Individual attendance of Board members

In accordance with Article 11.1 of the Afep-Medef Code, the table below presents the attendance rate of each member of the Board of Directors in 2020.

	Attendance of members of the Board of Directors
	Board of Directors	Audit Committee	GCSERC	ITC
Stéphane Richard	100%	N/A	N/A	N/A
Alexandre Bompard	83%	N/A	N/A	100%
Philippe Charry (1)	100%	N/A	N/A	100%
Sébastien Crozier	100%	100%	N/A	N/A
Laurence Dalboussière (1)	100%	N/A	N/A	N/A
Hélène Dantoine (1)	90%	100%	N/A	N/A
Charles-Henri Filippi (1)	100%	N/A	100%	N/A
Anne-Gabrielle Heilbronner	100%	N/A	100%	N/A
Christel Heydemann	100%	100%	N/A	N/A
Fabrice Jolys	100%	N/A	100%	N/A
Helle Kristoffersen	92%	N/A	N/A	100%
Anne Lange	100%	N/A	100%	N/A
René Ollier	92%	N/A	N/A	100%
Bernard Ramanantsoa	100%	100%	N/A	N/A
Frederic Sanchez (1)	100%	N/A	N/A	N/A
Jean-Michel Severino	92%	100%	N/A	N/A
Claire Vernet-Garnier (1)	100%	100%	N/A	N/A
Bpifrance Participations represented by Nicolas Dufourcq	50%	N/A	N/A	00%

(1)   Directors’ attendance rates are calculated based on their term of office in 2020, it being specified that:

•    Claire Vernet-Garnier was appointed as a Director effective October 27, 2020;

•    Laurence Dalboussière and Frédéric Sanchez were elected Directors effective May 19, 2020.

5.2.1.9    Periodic review of the operations of the Board of Directors and its committees

The operating procedures of the Board of Directors and of its committees are alternatively assessed internally via self-assessment, as was the case in 2018, and externally with the help of an independent consultant, as was the case in 2019.

At the beginning of 2020, the GCSERC and then the Board were informed of the results of the assessment of the work of the Board and its committees, in which all Directors participated.

During the GCSERC discussions, followed by those of the Board of Directors at its meeting of February 12, 2020, Directors expressed a very positive opinion about the operation of the Orange Board of Directors. A large majority of Directors are satisfied with the dynamic (quality of the interaction between the Directors and with members of management team) and the performance of the Board (quality of decisions made and how issues are managed). Directors believe that the governance bodies operate effectively and that the Board works in a collegial and cooperative fashion, in accordance with the best practice recommended by the Afep-Medef Code.

At the end of 2020, the GCSERC carried out an exercise to assess the implementation of the recommendations made during this last assessment. A number of the recommendations have been addressed or are being addressed. Others were considered and it was decided not to implement them at this stage in view of the time constraints already imposed on Directors (organizing executive sessions for the Board and the Committees in particular). Lastly, some are faced with the current impossibility of implementing them given the health crisis (socializing, meetings outside the Board, international travel or site visits, etc.).

The main recommendations implemented or in the process of being implemented are:

−    those relating to the renewal of the Board’s skills and succession planning;

−    those falling within the tasks and operation of the Innovation and Technology Committee (ITC);

−    those concerning the time limits on presentations during meetings to encourage more in-depth discussion, both in Board meetings and in strategic seminars.

In the course of 2021, the main recommendations that will be closely monitored by the GCSERC and the Board are:

−    "Director watch" with the help of an external firm for half-yearly profile reviews;

−    the implementation of the recommendations resulting from the ITC working party;

−    the launch of a new cycle of assessment of the operation of the Board and the committees in mid-2021, which will take the form of a self-assessment by Directors, the principle adopted being the use of an external firm every three years.

5.2.1.10   Description of the procedure for assessing ongoing agreements in place

Pursuant to Article L. 225-39 of the French Commercial Code as amended by the law of May 22, 2019 on the growth and transformation of companies (known as the PACTE law), the Boards of Directors of listed companies are required to implement a procedure to regularly assess whether agreements relating to ongoing operations and entered into on an arm’s length basis meet these conditions.

On December 3, 2019, the Orange SA Board of Directors adopted an internal procedure to assess whether the agreements concluded between (i) Orange SA and (ii) the Directors and Officers of Orange SA or the public sector (including the French government, Bpifrance Participations, central government administrations and companies controlled by the government) or any company in which an Orange SA Director or Officer holds a position, can continue to be described as agreements "relating to ongoing operations concluded on an arm’s length basis.

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As part of the procedure, the Group Legal Department is responsible for (i) centralizing the recording of these freely negotiated agreements with the Legal Departments of the Orange SA divisions, and (ii) carrying out a subsequent evaluation.

This involves assessing agreements prior to their signature, agreements being classified on a case-by-case basis by the Legal Department in question, with the support of the Operational, Financial and Compliance Departments of the Group, on the basis of cumulative criteria (the operation must be both ongoing and entered into on an arm’s length basis), and a re-examination of these agreements is planned on an annual basis. An annual in-depth check is also carried out on material agreements to ensure that they continue to meet the criteria for ongoing and standard agreements at the level of Orange SA. Material agreements are those subject to significant commitments for Orange SA or decisions made in Group Investment Committees.

A report on this procedure is presented annually to the Board of Directors for approval. The Board will examine the effectiveness of the procedure for evaluating standard agreements entered into on an arm’s length basis within the Group.

For the year ended December 31, 2019, the above-mentioned report established that the agreements identified, subject to the procedure, could continue to be classified as ongoing agreements entered into on an arm’s length basis. The report was presented to the Audit Committee on July 27, 2020 and was approved by the Board of Directors on July 29, 2020 on the recommendation of the Audit Committee. Its review led to the conclusion that the internal procedure was effective and that it was implemented under the same conditions in 2020.

5.2.2      Operation of the General Management

5.2.2.1    Form of exercise of the General Management

On February 23, 2011, the Board of Directors decided to combine the roles of Chairman and Chief Executive Officer and to appoint Stéphane Richard as Chairman of the Board of Directors with responsibility for the General Management of the Company. It considered this management structure to be the most appropriate for the Company’s organization and operation because it allows the General Management to benefit from his business knowledge and experience in order to bring forward and defend the Company’s strategy, and by providing greater transparency between the General Management and the Board of Directors, allows coordination of operations within the Group and agile decision-making to be optimized.

In this context, with an Executive Committee (see 5.2.2.3 Executive Committee and Group governance committees), thanks on the one hand to the presence of two Delegate CEOs with defined areas of expertise alongside the Chairman and Chief Executive Officer, and on the other hand a Lead Director with significant roles and powers, as well as the presence of seven independent Directors and frequent meetings of the Board of Directors (twelve meetings in 2020) and its committees, Orange has ensured the existence of the means to guarantee robust governance that focuses on efficiency and performance while ensuring a balance of power. In addition, each of the three committees of the Board of Directors (Audit Committee, GCSER Committee and ITC Committee) is chaired by an independent Director. During the assessment process carried out at the end of 2019, and as with previous assessments, Directors were individually consulted. They expressed the view that combining the roles of Chairman and Chief Executive Officer was the most appropriate given the Company’s position.

5.2.2.2    Limits set on the Chairman and Chief Executive Officer’s powers

The Chairman and Chief Executive Officer is invested with extensive powers to act in the Company’s name. He exercises his powers within the limits of the corporate scope and subject to those powers that the law and Internal Guidelines of the Board of Directors expressly attribute to him. He is supported in this task by the Delegate Chief Executive Officers and the Executive Committee.

Article 2 of the Internal Guidelines of the Board of Directors provides that the Chairman and CEO must obtain the Board’s prior authorization before committing the Company to:

−    investments or divestments exceeding 200 million euros per transaction falling within the consolidation scope, and when the total consolidated exposure exceeds the Board’s prior authorization for such an investment; or

−    any new investment (excluding acquisitions of telecom spectrum) under the Group’s major multi-annual technology programs in its main geographies (such as FTTH, 5G, etc.) in an average amount per annum exceeding 2.5% of the Group’s investments budgeted during the year in question.

In addition, acquisitions of telecom spectrum by the Group in geographies representing at least 10% of consolidated revenue are subject to prior presentation to the Board of Directors, which will set a maximum amount that can be bid at auction.

Investments or divestments remain, as the case may be, subject to independent review by the governing bodies of the subsidiaries in question.

Furthermore, any investment or divestment that falls outside the scope of the Company’s strategy and involves a transaction in excess of 20 million euros must first be approved by the Board of Directors. Where relevant, the Board of Directors must be kept informed of any significant new developments regarding such transactions.

The Chief Executive Officer must also obtain the authorization of the Board of Directors annually, within ceilings determined by it, to carry out the issue by the Company of bonds or similar securities or arrange syndicated bank loans.

5.2.2.3    Executive Committee and Group governance committees

The Executive Committee, under the authority of the Chairman and CEO, is responsible for managing the Group and coordinating the implementation of its strategy. It oversees the achievement of operational, employee-related and technical objectives, as well as of those relating to the allocation of financial resources. Its meetings are generally held weekly. Its composition is set out in Section 5.1.3.

Stéphane Richard has delegated a series of powers and signing authority to each member of the Executive Committee, each of whom has applied them in their respective area of expertise.

Several specialized committees reporting to the Executive Committee were created to apply or oversee the implementation of its directives throughout the Group. The main committees that support Group governance are the Group Investment Committee, the Treasury and Financing Committee, the Tax Committee, the Claims and Commitments Committee, the Risks Committee, the Employment and Skills Committee and the Disclosure Committee. Each committee has adopted Internal Guidelines or a charter defining their operating and deliberation procedures. These committees are also responsible for monitoring risk management with regard to financial liabilities, thereby helping limit the Group’s overall exposure.

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The Group Investment Committee, on delegation from the Chairman and Chief Executive Officer, is chaired by the Delegate CEO, Executive Director Finance, Performance and Development, and includes four other permanent members: the Delegate CEO in charge of People & Group Transformation, the Chief Technology and Innovation Officer, the Senior Executive Vice-President, Strategy and Cybersecurity activities and the General Secretary. The Internal Guidelines of this Committee (terms of reference) evolved in March 2020. Its role is to review projects implying financial commitments, off-balance sheet commitments and non-financial implications for the Group, also focusing on value creation. Other than in extraordinary circumstances, the Committee has decision-making authority on investment projects in IT and service platforms exceeding 10 million euros as well as bids in response to calls for tender on the Enterprise market whose financing needs exceed 10 million euros, and on other investment projects exceeding 50 million euros (including implied operating expenses). It also rules on mergers and asset disposals, and the financing needs of subsidiaries in the event of an increase in the Group’s financial exposure. This Committee meets as often as it deems necessary and in general once a week.

The Treasury and Financing Committee, chaired by the Delegate CEO, Executive Director Finance, Performance and Development, sets the guidelines for managing the Group’s debt and financing on a quarterly basis, especially in respect of its liquidity, interest rate, exchange rate and counterparty risks. The financial monitoring of the subsidiaries is also presented to the Committee. The Committee also reviews past management (key debt figures, completed transactions, financial results, etc.). It met four times in 2020.

The Tax Committee is chaired by the Delegate CEO, Executive Director Finance, Performance and Development. Its role is to review the major tax issues in order to determine their accounting consequences, if any. The materiality threshold for tax matters that must be submitted to the Tax Committee is 10 million euros. This Committee meets twice a year. However, the Committee may hold special meetings to assess and approve the tax options to be taken on issues that are particularly important for the Group. The Tax Committee met twice in 2020.

The Claims and Commitments Committee, which is chaired by the General Secretariat, examines the Group’s significant disputes and contractual commitments to ensure that the related risks are taken into account as necessary in the form of accounting provisions. The Committee’s role also includes approving the information in the notes to the financial statements on significant disputes. The Committee met six times in 2020.

The Risks Committee, which operates under the authority of the Chairman and Chief Executive Officer, is chaired by the Delegate CEO, Executive Director Finance, Performance and Development. It is made up of members of the Executive Committee, eleven of whom are permanent members. The Committee’s role is to review the Group’s principal risks and to propose to the Executive Committee all decisions regarding risk management and the quality of internal control, as well as to assist the General Management in its risk management reporting to the Audit Committee and Board of Directors. To that end, the Committee validates the risk mapping, validates and monitors the execution of the annual internal audit program and ensures the monitoring of the implementation of audit recommendations and corrective action plans. It monitors fraud and corruption prevention programs and reviews identified cases during meetings with the Lead Director. It is also informed of the main work on internal control, and ensures the consistency of the internal control and internal audit plans with the risk management objectives. The Committee met five times in 2020.

The Employment and Skills Committee, under the authority of the Chairman and Chief Executive Officer, is chaired by delegation by the Delegate CEO, People & Group Transformation. It is made up of members of the Executive Committee or, by delegation, their representatives. The Committee plays a key role in implementing the Group’s employment policy. The Employment and Skills Committee examines restructuring projects that may have a significant effect on jobs and skills, and job outlook and changes in the Group’s business lines, divisions and countries. It also looks at all plans for external hires in France. It also issues recommendations on each candidate presented. The Committee meets several times a month.

The Disclosure Committee operates under the authority of the Delegate CEO, Executive Director Finance, Performance and Development. It is chaired, by delegation, by the Group Chief Accounting Officer, and includes the relevant Department heads within the accounting, legal, internal audit, management control, investor relations and communications fields. It ensures integrity, accuracy, and compliance with applicable laws and regulations and recognized practices, and ensures the consistency and quality of the Group’s financial information. It carries out this mission within the procedural framework for the preparation and validation of financial information as defined by the Group. Accordingly, it examines all financial disclosures made by the Company: the Consolidated Financial Statements, the annual and half-yearly financial reports, the Registration Document (now called the Universal Registration Document) filed with the AMF, the US Annual Report (Form 20-F) filed with the SEC, as well as any press releases containing financial information and presentations to institutional investors. In addition, the Committee looks at financial communication issued by the principal listed subsidiaries. It met sixteen times in 2020.

Furthermore, in terms of the Group’s governance, the following committees help guide strategy in the area of non-financial performance and diversity at Orange.

The Group Ethics Committee deals with issues of compliance, ethics and social responsibility at Orange. It is made up of six members of the Executive Committee, the Group’s Inspector General and the Chief Compliance Officer. During a meeting in July 2019, the decision was made to expand its role to steering non-financial performance. It now reviews, notably, the Statement of Non-Financial Performance (SNFP) and the Orange group vigilance plan, which are included in the Management Report presented to the Shareholders’ Meeting. The Group Ethics Committee met twice in 2020.

The Professional Equality Strategy Committee, created in 2011, guides Orange’s policy in the area of gender equality in the workplace. It is made up of members of the Executive Committee as well as individuals representing the Group’s entities, and is led by the Group’s Diversity and Inclusion Department. This committee sets the main lines of the policy for gender equality in the workplace, focusing on four main areas: equal pay, women’s access to management positions, balanced gender representation in all of the Group’s business areas including technical fields, and work-life balance. As such, since 2020, the Committee has been informed of the implementation of the global agreement on gender equality, the fight against discrimination and violence, and work-life balance, which was signed with UNI global union on July 17, 2019. The Professional Equality Strategy Committee met three times in 2020.

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5.3    Reference to a Code of Corporate Governance

Orange refers to the Afep-Medef Corporate Governance Code for listed companies revised in January 2020, which may be consulted on the Orange, Afep and Medef websites. The Company hereby declares that it complies with the recommendations of the Afep-Medef Code as of the date of this document.

Main differences with the rules of the New York Stock Exchange

Orange has endeavored to take the New York Stock Exchange (NYSE) Corporate Governance rules into account. However, since the Company is not a US company, most of these rules do not apply to it, and the Company is allowed to follow the rules applicable in France instead. Accordingly, Orange has elected to refer to the Afep-Medef Code, where the recommendations differ in some respects from the NYSE governance rules applicable to US companies listed on the NYSE.

The main differences between Orange’s practices and the rules applicable to US companies are described in Orange’s annual report (Form 20-F) filed with the Securities and Exchange Commission of the United States.

5.4    Compensation and benefits paid to Directors, Officers and Senior Management

5.4.1      Report of the Board of Directors on compensation and benefits paid to Corporate Officers

The Company refers in general, and in particular with regard to compensation, to the Afep-Medef Corporate Governance Code for listed companies in its revised version of January 29, 2020.

This report presents the itemized total compensation and benefits of any kind paid to Directors and Officers during the fiscal year ended December 31, 2020, or awarded in respect of that same fiscal year as well as the policy regarding the compensation of Directors and Corporate Officers for their offices, pursuant to Article L. 225-37-2 I of the French Commercial Code.

This report was prepared under the aegis of the Governance and Corporate Social and Environmental Responsibility (GCSER) Committee.

5.4.1.1    Compensation policy for Corporate Officers

Orange aims to define and implement a balanced and socially equitable compensation policy for its Corporate Officers.

The executive compensation policy is consistent with the Group’s strategy. It is not only a management tool for attracting, motivating, and retaining the talent the Company needs, but also meets the expectations of shareholders and other stakeholders, particularly in terms of transparency, performance and respect for CSR commitments.

All compensation and benefits are analyzed by item, then overall, to obtain the appropriate balances between fixed and variable, individual and collective, and short- and long-term compensation.

Orange ensures that the criteria governing the annual and multi-year variable components for the Corporate Officers are aligned with those for all the Company’s Senior Management.

The compensation policy for Corporate Officers is set by the Board of Directors on the recommendation of the GCSERC.

Governance

The general principles and criteria for the compensation of Corporate Officers and the assessment thereof are prepared and examined by the GCSERC, which then makes recommendations to the Board of Directors for decision.

The GCSERC may use external benchmarks to assess the levels of compensation of Corporate Officers. In this respect, surveys are regularly used in order to ensure that compensation levels and structures are competitive in relation to a panel of comparable companies, including companies based in France and internationally that are competitors of the Group in telecommunications, as well as service companies, some of which have a government shareholder.

The GCSERC listens to observations and requests made by investors and makes a point of taking them into account, while maintaining a consistent compensation policy, subject to the constraints imposed by the confidentiality of the information published.

Finally, the GCSERC ensures the consistency of compensation policies for Corporate Officers and other Senior Management members of the Company with regard to the annual variable compensation and the grant of performance shares, and more generally the balance of compensation packages within Orange with the analysis of changes in equity ratios.

The GCSERC defines, at the end of the prior year, the structure of Corporate Officer compensation and at the start of the current year sets the targets and criteria governing variable compensation packages, in line with the Group’s strategy and the contribution demanded from Corporate Officers.

In 2020, the GCSERC examined the compensation of Corporate Officers in five meetings.

The issue of the compensation of Corporate Officers was dealt with during four meetings of the Board of Directors in 2020. Corporate Officers do not participate in the discussions of the Board of Directors about their own pay.

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Compensation structure for Corporate Officers

The compensation structure for each of the Corporate Officers consists mainly of fixed compensation, annual variable compensation, and multi-year variable compensation. Each of these items is more fully detailed below.

Fixed compensation

Fixed compensation of Corporate Officers is based on:

−    the importance and complexity of their responsibilities;

−    the experience and background of the people holding the various positions; and

−    market analysis for comparable positions.

Annual variable compensation

The purpose of annual variable compensation is to inspire Corporate Officers to achieve the annual performance targets set for them by the Board of Directors, in line with the Company’s strategy. Pursuant to the Afep-Medef Code, the potential amount of variable compensation is expressed as a percentage of fixed compensation.

This variable compensation depends on performance levels applied to the financial (50%) and non-financial (50%) parameters representing the overall performance expected. The entire variable compensation is determined on the basis of precise targets, most importantly a quantitative performance measurement, including for non-financial indicators.

Multi-year variable compensation

In 2015 and 2016, Corporate Officers benefited from two conditional multi-year variable compensation plans (LTIP) in cash (LTIP 2015-2017 and LTIP 2016-2018).

Since 2017, the Board of Directors has decided to modify the LTIP scheme as a further means of retaining Corporate Officers and aligning their interests with the interests of the Company and the shareholders. In line with market practices, the scheme is based on a performance share allocation plan and criteria that recognize the officers’ direct contribution to the Company’s overall long-term performance. Employees holding key positions within the Orange group are also eligible for the scheme.

Exceptional compensation

Until 2018, the Board of Directors applied the principle by which certain Corporate Officers were paid exceptional compensation in certain circumstances that was disclosed in detail, with supporting documentation, subject however to the shareholders’ approval. Since this option was not used in 2018 or in prior years, the Board of Directors decided, for the sake of transparency, that this provision could no longer be used from 2019.

Directors’ fees

Corporate officers do not receive Directors’ compensation (formerly "Directors’ fees") for the duties and offices carried out in the Group’s companies.

Plans related to termination of service

There is no compensation or benefit due or likely to be due because of the termination or change of office of Corporate Officers, nor any commitment to pay any compensation in consideration for a non-competition clause.

However, if a Corporate Officer is appointed via external hiring, the Board of Directors reserves the right to apply such provisions in keeping with the law and in compliance with the Afep-Medef Code.

Supplemental retirement plan

Corporate officers do not benefit from any supplemental retirement plan for their services in addition to the basic and supplementary pension plans required by law.

If, before the Officer took up office, he or she was eligible for the defined-benefit retirement plan set up for employees classified as "off the matrix" (a plan that was canceled for people recruited from 2011), that plan’s coverage is suspended, and no rights are generated during the term of office.

Benefits in kind

Corporate Officers are provided, if they so desire, with a company car with driver, consulting services providing personal legal assistance related to their duties, an annual health check, Internet or telephone access, and equipment, including IT equipment, necessary for the performance of their duties.

Miscellaneous

The Chairman and CEO as well as the Delegate CEOs are enrolled in the Orange group’s death and disability and supplemental health insurance plans, which are applicable to Corporate Officers (see Section 6.7 Statutory Auditors’ Special Report on related-party agreements).

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5.4.1.2    Amount of compensation paid or allocated to Corporate Officers for 2020

Tables Nos. 1 to 11 below follow the standard presentation as recommended in Annex 4 of the Afep-Medef Code.

Summary of the compensation, stock options and shares allocated to each Corporate Officer (table No. 1)

(in euros)	2020	2019
Stéphane Richard
Gross compensation in respect of the fiscal year (detailed in table 2)	1,534,511	1,616,383
Valuation of options allocated during the fiscal year	-	-
Valuation of LTIP performance shares allocated during the fiscal year	211,960	273,000
Total	1,746,471	1,889,383
Ramon Fernandez
Gross compensation in respect of the fiscal year (detailed in table 2)	852,692	895,274
Valuation of options allocated during the fiscal year	-	-
Valuation of LTIP performance shares allocated during the fiscal year	109,008	140,400
Total	961,700	1,035,674
Gervais Pellissier
Gross compensation in respect of the fiscal year (detailed in table 2)	846,014	890,388
Valuation of options allocated during the fiscal year	-	-
Valuation of LTIP performance shares allocated during the fiscal year	109,008	140,400
Total	955,022	1,030,788

Performance shares awarded in 2019 and 2020 under the LTIP 2019-2021 and LTIP 2020-2022 performance share plans were measured at their grant date at the IFRS fair value.

Summary of the compensation paid to each Corporate Officer (table No. 2)

Gross amounts (in euros)	2020		2019
	Amounts due in respect of the fiscal year	Amounts paid during the fiscal year	Amounts paid in respect of the fiscal year	Amounts paid during the fiscal year
Stéphane Richard
Fixed compensation	950,000	950,000	950,000	950,000
Variable compensation	570,000	655,120	655,120	626,124
Multi-year variable compensation (LTIP)				300,000
Exceptional compensation
Directors’ fees (1)
Benefits in kind	14,511	14,511	11,263	11,263
Total	1,534,511	1,619,631	1,616,383	1,887,387
Ramon Fernandez
Fixed compensation	600,000	600,000	600,000	600,000
Variable compensation	234,000	278,280	278,280	294,235
Multi-year variable compensation (LTIP)				200,000
Exceptional compensation
Directors’ fees	N/A	N/A	N/A	N/A
Benefits in kind	18,692	18,692	16,994	16,994
Total	852,692	896,972	895,274	1,111,229
Gervais Pellissier
Fixed compensation	600,000	600,000	600,000	600,000
Variable compensation	234,000	278,280	278,280	294,235
Multi-year variable compensation (LTIP)				200,000
Exceptional compensation
Directors’ fees	N/A	N/A	N/A	N/A
Benefits in kind	12,014	12,014	12,108	12,108
Total	846,014	890,294	890,388	1,106,343

(1)   Stéphane Richard has waived his right to receive Directors’ fees.

N/A: not applicable.

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Fixed compensation

In accordance with the resolutions approved by the Shareholders’ Meeting of May 19, 2020, the compensation of Stéphane Richard remained unchanged at 950,000 euros annually, as did that of Ramon Fernandez and Gervais Pellissier at 600,000 euros annually.

Annual variable compensation

In 2020, Stéphane Richard received variable compensation of 655,120 euros in respect of the 2019 fiscal year, approved by the Shareholders’ Meeting of May 19, 2020. Ramon Fernandez and Gervais Pellissier each received variable compensation of 278,280 euros in respect of the same fiscal year.

For 2020, Stéphane Richard was entitled to variable compensation of 80% of his annual fixed compensation, subject to the achievement of targets, and up to 100% for out-performance.

For 2020, Ramon Fernandez and Gervais Pellissier were each entitled to variable compensation, subject to the achievement of targets, capped at 60% of their annual fixed compensation.

Reminder of targets and results achieved for 2020

In 2020, the annual variable compensation of the Corporate Officers was based on the weighted average of five indicators emphasizing the Group’s growth, its profitability, customer experience, and performance on employee-related issues. The expected performance levels were set by the Board of Directors, with financial indicators based on the Group’s budget.

For the calculation of the achievement rate, an elasticity curve is constructed so that a rate reflecting the level of achievement can be assigned for each indicator.

Revenue growth (for 15%)

The revenue growth target (on a comparable basis) set for the Corporate Officers for 2020 was in line with the Group’s budget. With change of 0.3%, the elasticity curve puts the achievement rate of this indicator at 0% for Stéphane Richard, Ramon Fernandez and Gervais Pellissier.

Organic cash flow (telecom activities) (for 15%)

The organic cash flow target set for the Corporate Officers for 2020 was in line with the Group’s budget. With organic cash flow of 2,494 million euros, the elasticity curve puts the achievement rate of this indicator at 119.7% for Stéphane Richard, Ramon Fernandez and Gervais Pellissier.

EBITDAaL (for 20%)

The EBITDAaL target set for the Corporate Officers for 2020 was in line with the Group’s budget. With EBITDAaL of 12,680 million euros, the elasticity curve puts the achievement rate of this indicator at 0% for Stéphane Richard, Ramon Fernandez and Gervais Pellissier.

Customer experience (for 17%)

The customer experience indicator is broken down into two sub-indicators: a mass-market customer experience indicator (B2C customer survey), which accounts for 75% of the result, and a global B2B customer experience indicator (B2B customer survey) for 25%.

The B2C and B2B sub-indicators are mean recommendation scores (MRS) given by customers. These surveys are conducted in several countries: in France, in the Europe region as well as the MEA region, and with the B2B customers of Orange Business Services.

In 2020, the target for the B2C indicator was 81.3; the actual figure was 81.3. For the B2B indicator, the target was 7.57; the actual figure was 7.73.

The elasticity curve applied to the B2C indicator puts the achievement rate of this indicator at 100% for Stéphane Richard, Ramon Fernandez and Gervais Pellissier. The elasticity curve applied to the B2B indicator puts the achievement rate of this indicator at 110% for Stéphane Richard, Ramon Fernandez and Gervais Pellissier.

Performance on employee-related issues (for 33%)

The aim was to achieve overall progress in the indicator’s six components:

−    three relate to the result of the employee survey, which is conducted on an annual basis by an external body, with a weighting of 70%. Results are reviewed based on the employees’ perceptions in connection with the three themes: skills, collective agility, commitment;

−    three relate to changes in HR indicators, with a weighting of 30%: the learner Net Promoter Score (NPS), the frequency rate of occupational accidents and the percentage of women in management networks.

The result for each component is measured in the following way:

−    target not achieved: result of -1;

−    target achieved: result of 0;

−    target exceeded: result of +1.

All three items in the employee survey improved in relation to 2019. The result was assessed at +3.

The learner NPS and the percentage of women in the management networks are on target. The frequency rate of occupational accidents, for its part, exceeded the target. The result was assessed at +1.

Criterion	2020 employee experience results			Scoring
	Minimum	Actual	Maximum
Employee survey	-3	3	3	Delegate CEOs 70%; Chairman and CEO 87,5%
HR indicators	-3	1	3	Delegate CEOs 30%; Chairman and CEO 32,5%
Total				Delegate CEOs 100%; Chairman and CEO 120%

The elasticity curve puts the achievement rate of this indicator at 120% for Stéphane Richard, and 100% for Ramon Fernandez and Gervais Pellissier.

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Amount of variable compensation in respect of 2020

• Achievement rate for Stéphane Richard

Criterion		Variable compensation results 2020			Actual
	Weight-ing	Threshold	Target	Maximum
Organic revenue growth	15.00%	Budget -1 pt	Budget	Budget +1 pt	0.0%
Organic cash flow	15.00%	Budget -2.3%	Budget	Budget +5%	18.0%
EBITDAaL	20.00%	Budget -€47m	Budget	Budget +1%	0.0%
B2C customer experience	12.75%	77.3	81.3	85.3	12.8%
B2B customer experience	4.25%	7.17	7.57	7.97	4.7%
Employee experience	33.00%				39.6%
Weighted total	100.00%				75.0%

• Achievement rate for Ramon Fernandez and Gervais Pellissier

Criterion		Variable compensation 2020 results			Actual
	Weighting	Threshold	Target	Maximum
Organic revenue growth	15.00%	Budget -1 pt	Budget	Budget	0.0%
Organic cash flow	15.00%	Budget -2.3%	Budget	Budget	15.0%
EBITDAaL	20.00%	Budget -€47m	Budget	Budget	0.0%
B2C customer experience	12.75%	77.3	81.3	85.3	12.8%
B2B customer experience	4.25%	7.17	7.57	7.97	4.3%
Employee experience	33.00%				33.0%
Weighted total	100.00%				65.0%

The application of these achievement rates to the Corporate Officers’ respective variable compensation objectives yields the following amounts for the variable portion:

Corporate Officer	Fixed compensation (€)	Target %	Achievement rate (%)	Payment rate (%)	2020 variable compensation due (€)
Stéphane Richard	950,000	80%	75.00%	60.00%	570,000
Ramon Fernandez	600,000	60%	65.00%	39.00%	234,000
Gervais Pellissier	600,000	60%	65.00%	39.00%	234,000

Performance share plans

Under the LTIP 2020-2022, 35,000 shares were allocated to Stéphane Richard and 18,000 to Ramon Fernandez and Gervais Pellissier, subject to performance and presence conditions in accordance with the thirteenth and fourteenth resolutions approved by the Shareholders’ Meeting of May 19, 2020.

Results of the LTIP 2018-2020

The performance conditions of this plan are measured using the following two indicators:

−    comparative change between the Orange Total Shareholder Return (TSR) and the TSR of the Stoxx Europe 600 Telecommunications index over the duration of the plan for 50%;

−    organic cash flow (telecom activities), as defined by the plan, measured over three fiscal years and compared annually with the budget forecast for 50%.

The result is adjusted in accordance with five criteria based on the Essentials2020 strategic plan: adjusted EBITDA, diversification revenue, average mobile and fixed data speed, mobile brand power and the net promotor score (NPS). Each criterion is scored +3% if the target is achieved and -3% if not.

Total Shareholder Return (TSR)

The TSR was not met for the 2018-2020 period. Orange’s TSR was -21.369%, below that of the Stoxx Europe 600 Telecommunications index, which was -16.964%. This gives a valuation of 0%.

Organic cash flow, as defined by the plan

The target was achieved for 2019 and 2020, and not achieved for 2018. This gives a valuation of 33.33%.

Adjustment criteria

The combined results of the five adjustment criteria give a total result of -9%:

Criterion	Weight-ing	Result	Scoring	Targets
Diversification revenue	3.00%	not achieved	-3.00%	1.3 billion euros
Mobile and fixed data speeds	3.00%	achieved	3.00%	mobile speeds: 35 Mps fixed speeds: 84 Mps
Brand power	3.00%	not achieved	-3.00%	increase in at least 2/3 of countries
NPS	3.00%	not achieved	-3.00%	leader on 75% of customer base
Adjusted EBITDA (1)	3.00%	not achieved	-3.00%	three-year budget achieved
Total adjustment			-9%

(1)   Transition from adjusted EBITDA to EBITDAaL in 2019.

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Valuation in number of shares

Adding the results on the two indicators, with an adjustment of -9%, gives a result of 30.33%.

Corporate Officer	Target	Achievement rate (%)	Shares vested LTIP 2018-2020
Stéphane Richard	35,000	30.33%	10,616
Ramon Fernandez	18,000	30.33%	5,459
Gervais Pellissier	18,000	30.33%	5,459

Breakdown of benefits in kind in 2020

Corporate Officers received the following benefits in kind in 2020:

Benefits in kind	Company car	Health check	Legal advice	Internet/ telecommunications
Stéphane Richard	X
Ramon Fernandez		X	X	X
Gervais Pellissier	X	X	X	X

Equity ratios

The 2020 equity ratio and the ratios of the four previous years are published in accordance with the Afep recommendations:

−    retained entity: Orange SA, which represents 86.9% of the permanent workforce in France (70,513 permanent employees);

−    scope: all private or public employees, civil servants excluding expatriates present throughout the prior and current years;

−    compensation taken into account: compensation (in full-time equivalent for part-time employees) and benefits in kind paid in the current year on a gross basis and LTIP allocated in the current year measured at the IFRS fair value.

	ratio	2016	2017	2018	2019	2020
Stéphane Richard	versus average	26.8	32.2	39.2	37.9	31.4
	versus median	30.9	36.9	44.8	43.0	35.5
Ramon Fernandez	versus average	18.7	19.3	22.9	22.0	17.2
	versus median	21.6	22.1	26.2	24.9	19.5
Gervais Pellissier	versus average	19.9	21.7	24.8	21.9	17.1
	versus median	22.9	24.8	28.4	24.8	19.3

2018 and 2019 are atypical since they simultaneously present the payment of a cash LTIP and the grant of an LTIP benefit in the form of performance shares at the start of the plan.

As already noted in the 2018 and 2019 Registration Documents, the cash LTIP 2015-2017 paid in 2018 and the grant of the LTIP 2018-2020 performance shares are both taken into account in the calculation of the 2018 ratio. Likewise, the cash LTIP 2016-2018 paid in 2019 and the grant of the LTIP 2019-2021 performance shares are both taken into account in the calculation of the 2019 ratio.

As such, for a better understanding of change in the Corporate Officers’ compensation in connection with change in performance (as shown below), the table below presents a pro-forma calculation of the ratios by allocating the cash LTIP amounts at the start of the plan, i.e. in 2015 for the LTIP 2015-2017 and 2016 for the LTIP 2016-2018:

	2016	2017	2018	2019	2020
Stéphane Richard
% change in compensation	7,4%	2,6%	4,4%	-0,6%	-1,5%
ratio versus average	32,4	32,2	33,8	32,7	31,4
ratio versus median	37,4	36,9	38,6	37	35,5
Ramon Fernandez
% change in compensation		-11,2%	3,4%	-5,1%	-4,3%
ratio versus average	22,4	19,3	20	18,5	17,2
ratio versus median	25,8	22,1	22,9	20,9	19,5
Gervais Pellissier
% change in compensation	-0,7%	-5,0%	-2,6%	-11,0%	-4,5%
ratio versus average	23,6	21,7	21,2	18,4	17,1
ratio versus median	27,2	24,8	24,3	20,8	19,3
Employees of Orange SA
% change in average compensation	2,3%	3,3%	-0,5%	2,7%	2,5%
% change in median compensation	3,4%	4,1%	-0,4%	3,8%	2,8%

Table presented "pro-forma".

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Change in performance

Amounts in accordance with IFRS (in millions of euros)	2016	2017	2018	2019	2020
Revenue	40,708	40,859	41,381	42,238	42,270
% change	1.2%	0.4%	1.3%	2.1%	0.1%
Adjusted EBITDA/EBITDAaL (1)	12,564	12,680	13,005	12,856	12,680
% change	1.2%	0.9%	2.6%	(1.1) %	(1.4) %
Operating income (loss)	3,917	4,778	4,829	5,930	5,521
% change	(17.4) %	22.0%	1.1%	22.8%	(6.9) %

(1) 2016-2018 adjusted EBITDA; 2019-2020 EBITDAaL.

Stock options granted during the fiscal year to each Corporate Officer (table No. 4)

During the 2020 fiscal year, neither Orange SA nor any other of the Group’s companies granted any stock options to Corporate Officers.

Stock options exercised during the fiscal year by each Corporate Officer (table No. 5)

None.

Performance shares allocated during the fiscal year to each Corporate Officer (table No. 6)

Corporate Officer	Grant date	Number of shares granted	Value of the grant (in €) (IFRS fair value)	Vesting date of shares	First transfer possible for some	Performance conditions
Stéphane Richard	July 29, 2020	35,000	211,960	March 31, 2023	50% from April 1, 2023	yes
Ramon Fernandez	July 29, 2020	18,000	109,008	March 31, 2023	50% from April 1, 2023	yes
Gervais Pellissier	July 29, 2020	18,000	109,008	March 31, 2023	50% from April 1, 2023	yes

NB: the performance shares allocated to Stéphane Richard represent 0.0013% of the share capital and those allocated to each Delegate CEOs represent 0.00068%.

Performance shares vesting to each Corporate Officer during the fiscal year (table No. 7)

Corporate Officer	Plan	Number of shares vested
Stéphane Richard	LTIP 2017-2019	21,458
Ramon Fernandez	LTIP 2017-2019	14,592
Gervais Pellissier	LTIP 2017-2019	14,592

History of stock option grants (table No. 8)

The last stock option plan matured on May 21, 2017. Gervais Pellissier, the only Director or Officer to have received options under this last plan, has not exercised any of them.

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History of performance share grants (table No. 9)

	LTIP 2017-2019	LTIP 2018-2020	LTIP 2019-2021	LTIP 2020-2022
Date of Shareholders’ Meeting	June 1, 2017	May 4, 2018	May 21, 2019	May 19, 2020
Date of Board of Directors’ meeting	July 26, 2017	July 25, 2018	July 24, 2019	July 29, 2020
Total number of free shares allocated	1,597,000	1,681,000	1,669,000	1,762,000
Number of shares allocated to Stéphane Richard	25,000	35,000	35,000	35,000
Number of shares allocated to Ramon Fernandez	17,000	18,000	18,000	18,000
Number of shares allocated to Gervais Pellissier	17,000	18,000	18,000	18,000
Vesting date (1)	March 31, 2020	March 31, 2021	March 31, 2022	March 31, 2023
First transfer possible for Corporate Officers	50% from April 1, 2020	50% from April 1, 2021	50% from April 1, 2022	50% from April 1, 2023
Performance conditions	yes	yes	yes	yes
Number of shares vested	1,246,361	452,111
Number of shares cancelled			87,000	35,000
Residual (number of shares)			1,582,000	1,727,000

(1)   the shares of the LTIP 2017-2019 have been vesting on May 20, 2020 for the Corporate Officers.

Summary of the multi-year variable compensation paid to each Corporate Officer (table No. 10)

Amount (in euros)	LTIP 2015-2017	LTIP 2016-2018
Stéphane Richard	300,000	300,000
Ramon Fernandez	160,000	200,000
Gervais Pellissier	200,000	200,000

Other benefits granted to Corporate Officers (table No. 11)

Corporate Officers	Employment contract	Supplemental retirement plan	Compensation or benefits due or likely to be due upon termination or change of office	Compensation payable under a non-competition clause
Stéphane Richard	No	No	No	No
Ramon Fernandez	No	No	No	No
Gervais Pellissier	No	No	No	No

Stéphane Richard’s employment contract was terminated on March 1, 2010, when he was appointed Chief Executive Officer.

Gervais Pellissier’s employment contract was suspended on November 1, 2011, when he was appointed Delegate Chief Executive Officer.

Ramon Fernandez’s employment contract was suspended on January 1, 2016, when he was appointed Delegate Chief Executive Officer.

5.4.1.3    Compensation structure for Corporate Officers for 2021

The principles of the compensation policy for Corporate Officers are described in Section 5.4.1.1 Compensation policy for Corporate Officers.

The Board of Directors has taken into account the level of approval at the Shareholders’ Meeting of resolutions relating to the compensation of Corporate Officers for 2020 and the observations and requests of investors.

The proposal is therefore made that the compensation of Corporate Officers remains unchanged in each of its components for 2021, with a simple adjustment of indicators or criteria aimed at aligning the compensation packages more closely with the Company’s strategy.

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Summary of proposed changes

Components of compensation	Changes proposed	Reason
Annual variable compensation

No change in structure

With regard to the employee experience indicators, the frequency rate of occupational accidents has been dropped, and the learner NPS has been replaced by the rate of access to training.

The choice of the rate of access to training reflects Orange’s desire to support the development of skills of all its employees through training.
Performance shares (LTIP 2021-2023)

No change in structure

With regard to CSR indicators, the change in the level of CO2 per customer use and the rate of renewable electricity have been replaced by the rate of women in management networks and the reduction in CO2 emissions compared with 2015.

The criterion of reduction in CO2 emissions (Scopes 1 & 2) compared with 2015 makes it possible to measure the Group’s progress with regard to the commitment made in its strategic plan to achieve a 30% reduction in its CO2 emissions compared with 2015.

The criterion of increasing the proportion of women in the Group’s management networks will be based on the percentage of women occupying specific key positions and belonging to the "Leaders" and "Executives" management networks. An annual target has been set, with the goal, in accordance with the Engage 2025 strategic plan, of having women account for 35% of such positions by 2025, which corresponds to the current rate of women in the Group’s workforce. This criterion reflects Orange’s real determination to manage and prioritize this development. It requires the Group to make a special effort to provide training, including technical training, for women in the Company, in France and internationally, and affirms the positioning of diversity as a lever for value creation.

Fixed compensation

The fixed compensation of Directors and Officers will remain unchanged in 2021:

−    annual fixed compensation of the Chairman and CEO: 950,000 euros;

−    annual fixed compensation of the Delegate CEOs: 600,000 euros.

In accordance with the provisions of Article L. 225-37-2 II of the French Commercial Code, this point is the subject of a resolution to validate these levels of fixed compensation for Corporate Officers (ex-ante say on pay) and the vote will be submitted for approval by the Shareholders’ Meeting of May 18, 2021 (see Section 6.5 Draft resolutions, fifteenth and sixteenth resolutions).

Annual variable compensation

The Board of Directors decided that the procedures for calculating the variable compensation of the Corporate Officers would remain unchanged for 2020:

−    target amount of variable compensation subject to the achievement of objectives: 80% of the Chairman and CEO’s fixed compensation and 60% of the Delegate CEOs’ fixed compensation;

−    outperformance up to 100% for the Chairman and CEO and no outperformance payment for the Delegate CEOs if the targets are exceeded.

Corporate Officer	Fixed compensation (euros)	Target %	Target amount (euros)	Min %	Max %	Maximum amount achievable (euros)
Stéphane Richard	950,000	80%	760,000	0.00%	100.00%	950,000
Ramon Fernandez	600,000	60%	360,000	0.00%	60.00%	360,000
Gervais Pellissier	600,000	60%	360,000	0.00%	60.00%	360,000

Annual variable compensation structure

−    financial indicators representing 50% of annual variable compensation, of which:

-     revenue growth for 15%,

-     organic cash flow (telecom activities) for 15%,

-     EBITDAaL for 20%;

−    non-financial indicators representing 50% of annual variable compensation, of which:

-     customer experience for 17%:

-     B2C customer experience with respect to the consumer market (weighted 75%),

-     B2B customer experience with respect to the business market (weighted 25%),

-     employee-related performance for 33% based on:

-     the employee survey conducted yearly by a reputable outside firm for 50%. The results are examined on the basis of employee perceptions on three themes. For each theme, the result is evaluated at +1 if the target is exceeded, 0 if the target is achieved and -1 if it is not achieved,

-     two HR and CSR indicators for 50%: the rate of access to training and the rate of women in management networks. For each indicator, the result is evaluated at +1 if the target is exceeded, 0 if the target is achieved and -1 if it is not achieved.

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• For the Chairman and CEO

Criterion		2021 performance targets			Range
	Weight-ing	Threshold	Target	Maximum
Organic growth in revenue	15.00%	Budget -1.5 pts	Budget	Budget +0.5 pts	0-18.75%
Organic cash flow	15.00%	Budget -€120m	Budget	Budget +€109m	0-18.75%
EBITDAaL	20.00%	Budget -€105m	Budget	Budget +0.8%	0-25%
B2C customer experience	12.75%	77.7	81.7	85.7	0-15.94%
B2B customer experience	4.25%	7.2	7.6	8.0	0-5.31%
CSR performance: employee survey	16.50%	(3)	0	3	0-20.63%
CSR performance: HR indicators	16.50%	(2)	0	2	0-20.63%
Weighted total	100.00%				0-125%

• For the Delegate CEOs

Criterion		2021 performance targets			Range
	Weight-ing	Threshold	Target	Maximum
Organic revenue growth	15.00%	Budget -1.5 pts	Budget	Budget	0-15%
Organic cash flow	15.00%	Budget -€120m	Budget	Budget	0-15%
EBITDAaL	20.00%	Budget -€105m	Budget	Budget	0-20%
B2C customer experience	12.75%	77.7	81.7	81.7	0-12.75%
B2B customer experience	4.25%	7.2	7.6	7,6	0-4.25%
CSR performance: employee survey	16.50%	(3)	0	0	0-16.50%
CSR performance: HR indicators	16.50%	(2)	0	0	0-16.50%
Weighted total	100.00%				0-100%

Hiring

If a person outside the Company is appointed as a Corporate Officer, the same principles will apply, bearing in mind that the amount due will be pro-rated to his or her time in office if he or she arrives during the fiscal year.

Termination of service

In the event of departure from the Group, the variable compensation of that Corporate Officer will be pro-rated to his or her time in office.

Multi-year variable compensation

The Board of Directors has decided to implement a new performance share-based LTIP for 2021-2023 in line with the previous plans. A resolution on this free share allocation plan will be submitted for approval by the Shareholders’ Meeting of May 18, 2021, to authorize the Board of Directors to award free shares to Corporate Officers and to certain staff members holding key positions within the Group (see Section 6.5 Draft resolutions, thirty-first resolution).

The use of a long-term cash incentive scheme may again be considered in the future if regulatory changes or any other circumstances were to make it difficult or impossible for the Company to use a performance share-based scheme. Similarly, if the Shareholders’ Meeting of May 18, 2021 does not approve the thirty-first resolution, the Board of Directors may decide to pay sums due in respect of the LTIP 2021-2023 in cash.

Performance indicators

The Board of Directors has selected the following indicators for the new LTIP, which still has a term of three years:

−    a market indicator, the Total Shareholder Return (TSR) based on the relative performance over three fiscal years compared with the Stoxx Europe 600 Telecommunications index, with a weighting of 30%;

−    organic cash flow (telecom activities), whose growth is measured on a multi-year basis over the term of the plan, with a weighting of 50%;

−    a composite CSR indicator, with a weighting of 20%, made up of the following criteria:

-     reduction in CO2 emissions (10%),

-     percentage of women in management networks (10%).

Performance conditions

−    organic cash flow (telecom activities):

-     organic cash flow will be assessed over the plan period against the target set by the Board of Directors,

-     if the result is below 95% of the target: no award,

-     if the result is equal to or above the target: 100% of the award,

-     straight-line variation between 80% and 100% between the two previous limits,

−    TSR:

-     if the Orange TSR is equal to or greater than the change in the Stoxx Europe 600 Telecommunications index over the plan period: 100% of the award. However, should the Orange TSR reach the target but be negative, the result would be submitted to the Board of Directors for approval,

-     if the change in Orange TSR is below that of the index: no award;

−    composite CSR indicator, for each CSR criterion:

-     if the result is lower than the target defined by the Board of Directors: no award,

-     if the result is above or equal to the target: 100% of the award.

Condition of continued employment

The vesting of shares is subject to the condition that the Corporate Officers are still in office on the date of the definitive assessment of the performance conditions for the vesting period.

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However, in certain cases where the beneficiary’s service is terminated before the expiration of a three-year LTIP period, the achievement of the performance conditions will be assessed under the following exceptional conditions:

−    if the beneficiary’s services are terminated due to death or disability, the TSR, organic cash flow and CSR indicator targets will be considered achieved over the three-year period;

−    if the beneficiary’s services are terminated due to the non-renewal of his or her office:

-     performance in respect of the TSR, organic cash flow and the CSR indicator will be appraised taking into account the results approved for each year over the period preceding the termination of services, and

-     the grant of shares will be pro-rated to his or her time with the Company as a Corporate Officer.

It is also stipulated that if the beneficiary is no longer a Corporate Officer while remaining in the Group during the plan period, he or she shall retain their right to the shares granted under the plan.

Maximum award

The maximum number of performance shares that may be allocated to Corporate Officers subject to the achievement of objectives is 35,000 shares for the Chairman and CEO, and 18,000 shares for the other Corporate Officers.

Lock-up period

The Corporate Officers must hold at least 50% of the shares they receive until the end of their office. Moreover, Corporate Officers have made the formal commitment not to use hedging instruments on these shares until the end of their term of office.

5.4.2      Board of Directors’ report on the compensation of non-executive Directors

5.4.2.1    Amount of compensation paid or allocated for 2020 activity

On February 17, 2021, the Board of Directors decided on the allocation of compensation to Directors (formerly "Directors’ fees") for the 2020 fiscal year in accordance with the compensation policy approved by the Shareholders’ Meeting of May 19, 2020.

Pursuant to this policy, the total amount of compensation allocated to Directors for their office in respect of the 2020 fiscal year amounts to 712,806 euros. The Chairman and CEO waived his right to receive the compensation allocated to him in respect of his executive office (as has been the case since his appointment). The variable share of this compensation, linked to attendance and participation in the work of the Board and its committees, represents 80,5% of the sums to be paid in respect of 2020.

The payment of the compensation of non-executive Directors will be made in the month following the Shareholders’ Meeting of May 18, 2021, subject to approval. Compensation allocated to Directors representing the government will be paid to the government budget. In addition, the Directors elected by the employees have requested that their compensation be paid to their trade union.

Compensation for activity (in euros)	Gross amounts paid in 2021 (for the 2020 fiscal year)	Gross amounts paid in 2020 (for the 2019 fiscal year)	Gross amounts paid in 2019 (for the 2018 fiscal year)
Directors
Alexandre Bompard	38,000	32,000	24,000
Bpifrance Participations	24,000	22,000	30,000
Sébastien Crozier (1)	62,000	54,000	50,000
Laurence Dalboussière (1)	22,167	N/A	N/A
Anne-Gabrielle Heilbronner	57,000	30,111	N/A
Christel Heydemann	56,000	50,000	46,000
Fabrice Jolys (1)	54,000	52,000	48,000
Helle Kristoffersen	46,000	36,000	42,000
Anne Lange (2)	54,000	54,000	46,000
René Ollier (1)	42,000	38,000	40,000
Bernard Ramanantsoa	81,329	70,000	59,000
Frédéric Sanchez	20,167	N/A	N/A
Jean-Michel Severino	54,000	46,000	48,000
Claire Vernet-Garnier (3)	7,778	N/A	N/A
Former Directors
Philippe Charry (1)	19,833	19,472	N/A
Hélène Dantoine (3)	39,028	37,972	N/A
Charles-Henri Filippi	35,504	79,000	63,000
Helene Marcy (1)	N/A	N/A	15,417
Luc Marino (1)	N/A	20,528	22,583
Lucie Muniesa (3)	N/A	N/A	34,306
Mouna Sepehri	N/A	5,889	56,000
Total	712,806	646,972	624,306

(1)   Directors who requested the direct payment of their compensation to their trade union.

(2)   Director proposed by the French State; 15% of the amount of compensation due is paid to the French government budget.

(3)   Directors representing the French State, whose compensation is paid to the French government budget.

N/A: not applicable.

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5.4.2.2    Compensation policy for non-executive Directors

In accordance with the law, the maximum amount of compensation that can be paid annually to Directors is set by the Shareholders’ Meeting. The resolution approved remains valid until a new decision is made by the Shareholders’ Meeting. The Shareholders’ Meeting of May 27, 2014 set this amount at 750,000 euros, due in particular to the increased work of the Board’s committees.

Within the limit decided by the Shareholders’ Meeting, and on a proposal from the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC), the Board of Directors sets the compensation policy for non-executive Directors for the current year at the beginning of each fiscal year. These items are then submitted to the Shareholders’ Meeting for approval.

At its meeting of February 17, 2021, the Board of Directors set the compensation policy for non-executive Directors. It decided to renew, for 2021, the allocation rules and methods for calculating fixed compensation for 2020, namely:

−    a fixed amount of 10,000 euros per Director per year calculated pro rata temporis where applicable;

−    an amount directly related to attendance and participation in the work of the Board and its committees, namely:

-     2,000 euros per meeting of the Board of Directors and the Strategic Seminar,

-     2,000 euros per meeting of the Audit Committee, the GCSERC and the Innovation and Technology Committee,

-     1,000 euros additional per Committee meeting for the Chairmen of the Committees.

In addition, the Internal Guidelines of the Board of Directors provide for:

−    the creation of ad hoc committees, when the Board of Directors decides to assign, on an exceptional basis, a task to one (or several) of its members or one (or several) third parties, with the Board of Directors deciding the main characteristics of this task (Article 5);

−    the appointment by the Board of Directors, on the proposal of the GCSERC, of a Lead Director from among the independent Directors (Article 10).

In this context, it is recommended that the following scale be used:

−    a fixed amount, decided by the Board of Directors during the creation of an ad hoc committee, pursuant to Article 5 of the Internal Guidelines of the Board, taking into account in particular the nature and duration of the committee’s assignment and the time needed to complete it;

−    a fixed amount of 15,000 euros per year for the Lead Director for his or her assignment.

It is specified that the compensation of the members of the ad hoc committee, where applicable, or of the Lead Director, can be paid in the same form as the compensation allocated to Directors (Directors’ fees), and in these two cases under the same conditions relating to any maximum amount and reductions applying to sums allocated under non-executive Director compensation.

The Directors elected by the employees and the Directors representing employee shareholders receive compensation for their activities under the same conditions and in the same manner as any other non-executive Director.

5.4.2.3    Other compensation

The following table sets out the compensation paid to the Directors elected by the employees and the Directors representing employee shareholders, excluding compensation for their activities as non-executive Directors (already mentioned above).

Gross amounts (in euros)	Amounts paid in 2020	Amounts paid in 2019
Philippe Charry (1)	45,038	55,894
Sébastien Crozier	208,993	207,312
Laurence Dalboussière (2)	51,139	N/A
Fabrice Jolys	41,456	41,242
Luc Marino (3)	N/A	33,173
René Ollier	37,378	37,308

(1)   Until May 19, 2020.

(2)   As of May 2020.

(3)   Until June 14, 2019.

N/A: not applicable.

The directors elected by the employees and the directors representing employee shareholders are employed by Orange SA as civil servants or private company employees contractually covered by the national telecommunication collective bargaining agreement. Like staff members of the Orange group, they benefit from free share allocation plans (where applicable as part of Long Term Incentive Plans - LTIP).

With the exception of this compensation, non-executive Directors receive no compensation other than that paid for their office.

Furthermore, there are no contracts linking any member of the Board of Directors to Orange SA or any of its subsidiaries that provide for the granting of any benefits to this Director at the end of his or her term.

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5.4.3      Compensation of members of the Executive Committee

The overall gross amount, excluding employer social security contributions, of compensation due for the 2020 fiscal year from Orange SA and controlled companies to all members of the Orange Executive Committee is 15,265,174 euros.

This amount includes all compensation due and allocated in respect of the 2020 fiscal year: gross salaries, bonuses (including annual variable compensation), LTIP, benefits in kind, profit-sharing and incentive bonuses (excluding any employer’s matching contribution as regards the last two items).

The employment contracts of the members of the Executive Committee (excluding Directors and Officers), signed from January 1, 2015, include a clause providing for contractual severance pay not exceeding 15 months of salary based on total annual gross compensation (including any termination pay provided for by contractual agreements).

The members of the Executive Committee do not receive Directors’ compensation for their positions as Directors or Officers of the Orange group’s subsidiaries.

They did not receive any stock options during the 2020 fiscal year.

The Board of Directors has implemented four conditional multi-year share-based variable compensation plans (LTIP 2017-2019, LTIP 2018-2020, LTIP 2019-2021 and LTIP 2020-2022), which apply to members of the Executive Committee on the same terms as to the Corporate Officers. The LTIP 2017-2019 allows for 14,000 shares to be awarded to the Deputy CEOs and 10,000 shares to the Senior Executive Vice-Presidents. LTIPs 2018-2020, 2019-2021 and 2020-2022 allow for 15,000 shares to be awarded to the Deputy CEOs and Senior Executive Vice-Presidents in charge of business units and 10,000 shares to other members of the Executive Committee.

The thirty-first resolution submitted to the Shareholders’ Meeting of May 18, 2021 relates to the LTIP for the 2021-2023 period, which will apply to members of the Executive Committee on the same terms as to the Corporate Officers, with the same share-based compensation levels as the LTIP 2020-2022.

Stock options granted to the top 10 employees that are not Corporate Officers and options exercised by them

During the 2020 fiscal year, neither Orange SA nor any other of the Group’s companies granted any stock options to employees.

No options were exercised by employee beneficiaries during 2020. Employees no longer held any options as of December 31, 2020.

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6.       Shareholder Base and Shareholders’ Meeting

6.1         Share capital

6.1.1       Amount and history of the share capital

6.1.2       Securities giving access to the capital

6.1.3       Authorizations to carry out capital increases

6.1.4       Treasury shares - Share Buyback program

6.2         Major shareholders

6.2.1       Distribution of capital and voting rights

6.2.2       Direct or indirect control of Orange SA

6.3         Dividend distribution policy

6.4         Statutory information on shares and Shareholders’ Meetings

6.4.1       Rights, preferences and restrictions attached to shares

6.4.2       Actions necessary to modify shareholders’ rights

6.4.3       Rules for participation in and notice of Shareholders’ Meetings

6.4.4       Declarations of threshold crossing

6.5         Draft resolutions to be submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021

6.6         Report of the Board of Directors on the resolutions submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021

6.7         Statutory Auditors’ Reports on resolutions and related party agreements

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6.1    Share capital

6.1.1      Amount and history of the share capital

At December 31, 2020, the share capital of Orange SA was 10,640,226,396 euros. It was divided into 2,660,056,599 fully paid-up shares with a par value of four euros each. The share capital has not increased over the last two fiscal years.

6.1.2      Securities giving access to the capital

Under the terms of the settlement agreement signed in 2002 that ended the partnership with MobilCom to develop the mobile business in Germany, on March 3, 2003, Orange issued 430,705 perpetual bonds redeemable for shares (TDIRAs) with a par value of 14,100 euros, for an overall amount of 6,073 million euros, reserved for members of the banking syndicate and for creditor equipment suppliers of MobilCom. At December 31, 2020, there were 44,880 TDIRAs outstanding with a total nominal value of 633 million euros. See Note 13.4 TDIRAs to the Consolidated Financial Statements.

Potential issuance of new shares

The table below shows the number of new shares that would be issued if all securities giving access to the capital outstanding at December 31, 2020 were converted or redeemed in shares and all stock options existing on the same date were exercised, as well as the number of shares that would comprise the Company’s capital following the issuance of such shares.

	Corresponding shares	% of the capital (on a fully diluted basis)
Perpetual bonds redeemable for shares (1)	26,506,128	0.99
Share subscription options (2)	0	0
Subtotal	26,506,128	0.99
Capital at December 31, 2020	2,660,056,599	99.01
Total	2,686,562,727	100

(1)   See Note 13.4 to the Consolidated Financial Statements.

(2)  See Section 5.4.1.2 History of stock-option grants (table No.8) and Note 7.3 to the Consolidated Financial Statements.

Note 15.7 Earnings per share to the Consolidated Financial Statements (Section 3.3) presents the weighted average number of outstanding and dilutive shares, calculated in accordance with IAS 33 Earnings per share.

6.1.3      Authorizations to carry out capital increases

The Orange SA Shareholders’ Meeting of May 21, 2019 approved various financial authorizations that delegated to the Board of Directors the authority to increase the capital of the Company by issuing shares or other securities, with or without preferential subscription rights (public offering, contribution of securities, etc.) and subject to certain conditions (outside the periods of public tender offers for the Company’s securities, ceilings, etc.).

The Orange SA Shareholders’ Meeting also delegated authority to the Board of Directors to carry out capital increases reserved for members of the Group savings plan.

Current delegations granted to the Board of Directors by the Shareholders’ Meeting in terms of capital increases and the use made of these delegations are mentioned in Section 6.6 Report of the Board of Directors on the resolutions.

The Shareholders’ Meeting of May 18, 2021 will once again be asked to authorize the Board of Directors to carry out capital increases (see Section 6.6 Report of the Board of Directors on the resolutions).

6.1.4      Treasury shares - Share Buyback program

The Shareholders’ Meeting of May 21, 2019 renewed the share Buyback program for 18 months within a limit of 10% of the share capital outstanding at the date of this Meeting. On February 17, 2021 the Board of Directors resolved to ask the Shareholders’ Meeting of May 18, 2021 to renew this authorization under the same conditions.

A description of the program for 2021 appears in the Report of the Board of Directors on the eighteenth resolution submitted to the Shareholders’ Meeting of May 18, 2021 (see Section 6.6 Report of the Board of Directors on the resolutions).

In the context of French Financial Markets Authority (Autorité des marchés financiers - AMF) decision no. 2018-01 of July 2, 2018, Orange and Rothschild Martin Maurel entered into a new liquidity contract on February 11, 2019, replacing the contract executed in May 2007. This latter agreement reduced the resources allocated to the liquidity account which, on the date of implementation of the new contract, amounted to 950,000 Orange shares and 37,393,500 euros. At December 31, 2020, the liquidity account contained no Orange shares but 50,473,711.29 euros in cash.

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Summary of purchases and sales of treasury shares during the 2020 fiscal year

Objective of the purchases	Number of shares held at December 31, 2019	Number of shares purchased	Gross weighted average price (in euros)	Number of shares sold	Gross weighted average price (in euros)	Number of shares held at December 31, 2020	% of capital
Shares allocated to employees	8,889,468	300,000	9.63	8,094,369 (2)	0	1,095,099	0.04%
Liquidity contract	853,500 (1)	10,633,144	9.97	11,316,644	10.23	170,000 (3)	0.01%
Total	9,742,968	10,933,144		19,411,013		1,265,099	0.05%

(1)   Position at December 27, 2019 in order to take into account the two business days needed for transfer of ownership.

(2)   Free shares granted on expiry of the Orange Vision 2020 and LTIP 2017-2019 plans and, in accordance with Article L. 225-197-3 of the French Commercial Code, to the heirs and assigns of beneficiaries of free share plans who died or became incapacitated before the end of the plans’ vesting period.

(3)   Position at December 29, 2020 in order to take into account the two business days needed for transfer of ownership.

6.2    Major shareholders

6.2.1      Distribution of capital and voting rights

	December 31, 2020			December 31, 2019			December 31, 2018
Holder	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights
Bpifrance Participations (1)	254,219,602	9.56%	8.20%	254,219,602	9.56%	8.23%	254,219,602	9.56%	8.21%
French State	356,194,433	13.39%	21.23%	356,194,433	13.39%	21.31%	356,194,433	13.39%	21.26%
Total Public Sector	610,414,035	22.95%	29.43%	610,414,035	22.95%	29.54%	610,414,035	22.95%	29.47%
Group employees (2)	163,270,522	6.14%	9.67%	144,262,978	5.42%	8.99%	146,230,726	5.50%	9.20%
Treasury shares	1,265,099	0.05%	0.00%	9,742,968	0.37%	0.00%	7,214,100	0.27%	0.00%
Free float	1,885,106,943	70.86%	60.90%	1,895,636,618	71.26%	61.47%	1,896,197,738	71.28%	61.33%
Total	2,660,056,599	100%	100%	2,660,056,599	100%	100%	2,660,056,599	100%	100%

(1)   Public financing and investment group for businesses, resulting from the merger of OSEO, CDC Entreprises, FSI and FSI Régions.

(2)   Includes shares held as part of the Group savings plan, in particular through the Orange Actions and Orange Ambition International mutual funds, or directly by employees in registered form.

The public sector (the French State and Bpifrance Participations) and the Orange Actions mutual fund of the Group savings plan invested in Orange shares have double voting rights for their shares held in registered form for over two years (see Section 6.4.1 Rights, preferences and restrictions attached to shares).

The French State and Bpifrance Participations hold in concert 22.95% of the capital and 29.43% of voting rights at Shareholders’ Meetings, taking into consideration the double voting rights.

At December 31, 2020, the mutual funds of the Group savings plan invested in Orange shares represented 5.66% of the Company’s capital and 8.96% of voting rights at Shareholders’ Meetings. The regulations governing the mutual funds state that voting rights attached to securities held as fund assets are exercised by the Supervisory Boards of these funds. In the absence of an express reference in the regulations to the cases where the Supervisory Boards must gather the prior opinions of unit holders, the Supervisory Boards decide on the tender of securities held as fund assets to public tender or exchange offers, in accordance with Article L. 214-164 of the French Monetary and Financial Code.

As of the date of this document, to Orange’s knowledge, no shareholder other than the French State, Bpifrance Participations and Group employees (in particular via the Orange Actions mutual fund) held, directly or indirectly, more than 5% of the capital or voting rights.

6.2.1.1    Changes in the distribution of capital held by major shareholders over the last three fiscal years

In the last three fiscal years, the Company has bought and sold treasury shares, and notably purchased 300,000 treasury shares in September 2020 as part of its 2020 share Buyback program (see Section 6.1.4 Treasury shares - Share Buyback program). These purchases are intended to honor obligations related to long-term incentive plans for Corporate Officers and members of Senior Management (LTIP). To Orange’s knowledge, there has been no major change in the distribution of capital and voting rights since December 31, 2020.

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6.2.1.2    Information on shareholders’ agreements

On February 23, 2016, the French Financial Markets Authority (Autorité des marchés financiers - AMF) was notified of the execution, on February 18, 2016, of a new shareholders’ agreement between the French Republic and Bpifrance Participations. This agreement replaces the previous shareholders’ agreement signed between the same parties on December 24, 2012, formalizing the existing concert action between them with respect to their shareholding in Orange.

The shareholders’ agreement has been established for a period of two years (renewable), and stipulates that the parties will:

−    consult on the vote of resolutions put to the Shareholders’ Meeting, with a commitment to exchange respective views and seek a common position on resolutions, without being under any obligation to reach a joint position;

−    consult each other on the form (within the meaning of Article L. 228-1 of the French Commercial Code) of their Orange securities.

6.2.1.3    Additional information on the distribution of the free float

Orange regularly identifies its shareholders, notably via the procedure known as "Identifiable Bearer Shares" (IBS). As of December 31, 2020, institutional investors held 64.8% of the capital (up by 0.2 points compared to 2019) and individual investors 6.0% (down by 0.6 points).

Geographical distribution of institutional investors at December 31, 2020

France	30%
United Kingdom	14%
Other European countries	22%
Europe Total	66%
North America	29%
Rest of the world	5%
Total	100%

Source: IBS survey.

6.2.2      Direct or indirect control of Orange SA

As of the date of this document, the public sector (French State and Bpifrance Participations) has three representatives out of a total of 15 members on the Board of Directors of Orange (see Section 5.1.1 Board of Directors).

Orange’s main shareholder is the public sector: the French State, which, in concert with Bpifrance Participations, held 22.95% of the share capital and 29.43% of voting rights at December 31, 2020. As is the case with all Orange’s shareholders, these shares carry double voting rights when held in registered form for over two years (see above Sections 6.2.1.2 Information on shareholders’ agreements and 6.2.1 Distribution of capital and voting rights). While not giving it as such the ability to exercise control over the Company, this level of holding could, based on the attendance rate at Shareholders’ Meetings in the past, allow the public sector to block the adoption of resolutions requiring a qualified majority vote by the Shareholders.

In light of the recommendations of the Afep-Medef Code, revised in January 2020, Orange has put in place Corporate Governance rules to ensure the proper operation of the Board of Directors and its specialist committees in respecting the interests of all shareholders. The Board of Directors comprises seven independent Directors including a Lead Director (See Section 5.2 Operation of the management and supervisory bodies). Orange therefore feels there is no risk that the French State may exercise control in an abusive manner.

No other natural or legal persons exercise or could exercise control over Orange, be it directly or indirectly, or individually, jointly or in concert.

To Orange’s knowledge, there is no agreement which, if implemented, could, at a later date, entail a change in its control.

6.3    Dividend distribution policy

Orange distributed a dividend of 0.50 euro per share for the 2019 fiscal year.

For the 2020 fiscal year, the Shareholders’ Meeting of May 18, 2021 will be asked to approve the payment of a dividend of 0.70 euros per share, plus 0.20 euros per share linked to the favorable decision of the French Conseil d’État concerning a long-standing tax dispute, amounting to a total dividend of 0.90 euros per share. Taking into account an interim dividend of 0.40 euros paid on December 9, 2020, the balance of the dividend, subject to approval by the Shareholders’ Meeting, will amount to 0.50 euros per share and will be paid in cash on June 17, 2021. The ex-dividend date will be June 15, 2021.

With respect to the 2021 fiscal year, the payment of a dividend of 0.70 euros per share will be proposed to the Shareholders’ Meeting in 2022. An interim dividend of 0.30 euros per share will be paid in December 2021.

Past dividend payments

Fiscal year	2019	2018	2017	2016	2015
Dividend per share (in euros)	0.50	0.70	0.65	0.60	0.60

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6.4    Statutory information on shares and Shareholders’ Meetings

6.4.1      Rights, preferences and restrictions attached to shares

Orange has only issued ordinary shares. Each share shall entitle its holder to a portion of the corporate profits and assets proportional to the amount of capital represented thereby. Furthermore, each share shall entitle its holder to vote and be represented in the Shareholders’ Meetings in accordance with provisions of the law and of the Bylaws. Ownership of one share implies, ipso jure, adherence to the Bylaws and the decisions of the Shareholders’ Meeting.

There is no clause in the Bylaws providing for double or multiple voting rights for Orange shareholders. However, in accordance with legal stipulations, double voting rights are automatically granted to all shares held in registered form by the same holder for at least two years.

The shareholders shall only be liable for losses within the limits of their contributions to the Company’s capital.

Payment of dividends

The terms and conditions for the payment of the dividends approved by the Shareholders’ Meeting are determined by the Shareholders’ Meeting, or in lieu, by the Board of Directors. However, cash dividends must be paid within a maximum of nine months after the close of the fiscal year, unless extended by court order. The Ordinary Shareholders’ Meeting may grant each shareholder, for all or part of the dividends to be distributed, an option between payment of the dividends in cash or in shares, subject to legal requirements.

Interim dividends may be distributed before the approval of the financial statements for the fiscal year when the balance sheet established during or at the end of a fiscal year and certified by a Statutory Auditor shows that the Company has made a profit since the close of the last fiscal year, after recognizing the necessary depreciation, amortization and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the Bylaws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.

Dividends not claimed within five years after the payment date shall be deemed to expire and revert to the French State.

Disposal and transfer of shares

Shares are freely negotiable, subject to applicable legal and regulatory provisions. They shall be registered in a share account and are transferred by means of a transfer order from account to account.

6.4.2      Actions necessary to modify shareholders’ rights

Shareholders’ rights may be modified as allowed by law. Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. The Meeting may not, however, increase shareholder commitments, except for properly executed transactions resulting from a share consolidation.

6.4.3      Rules for participation in and notice of Shareholders’ Meetings

Access to, participation in and voting rights at Shareholders’ Meetings

Shareholders’ Meetings are composed of all shareholders whose shares are fully paid-up and for whom a right to attend Shareholders’ Meetings has been established by registration of their shares in an account in the name either of the shareholder or of the intermediary holding their account, where the shareholder is not resident in France, by midnight (Paris time) on the second business day preceding the Meeting.

The shares must be registered within the time limit specified in the preceding paragraph either in an account in their own name maintained by the Company, or in the bearer share accounts maintained by the authorized intermediary.

If it sees fit to do so, the Board of Directors may distribute personalized admission cards to shareholders and require them to produce these cards at the Meeting.

Shareholders participating via video-conferencing or other means of telecommunication which meet legal and regulatory conditions and allow identification shall be deemed present for the calculation of quorum and majority at Shareholders’ Meetings. The Board of Directors organizes, in accordance with legal and regulatory requirements, the participation and vote of the Shareholders’ Meeting, assuring, in particular, the effectiveness of the means of identification.

Any shareholder may, in accordance with legal and regulatory requirements, vote without attending the Meeting or grant a proxy to any other physical person or legal entity of his or her choice. Shareholders may, in accordance with legal and regulatory requirements, send their vote or proxy, either by hard copy or via electronic means of telecommunication, until 3:00 pm (Paris time) the day before the Shareholders’ Meeting. Transmission methods are set forth by the Board of Directors in the notice of Meeting and the notice to attend.

Shareholders sending in their vote within the time limit specified under this section, by means of the form provided by the Company to shareholders, are deemed present or represented at the Meeting.

The forms for sending in a vote or a proxy, as well as the certificate of attendance, can be completed in electronic format duly signed under the conditions provided for in the applicable laws and regulations. For this purpose, the recording of the electronic signature on the certificate can be made directly on the Internet site established by the organizer of the Meeting.

Shareholders who are not resident in France may be represented at a Shareholders’ Meeting by a registered intermediary who may participate subject to legal requirements.

Notice of Shareholders’ Meetings

Shareholders’ Meetings are convened by the Board of Directors, or, failing that, by the Statutory Auditors, or by any person empowered for this purpose. Meetings are held at the registered office or at any other location indicated in the notice to convene. Subject to exceptions provided by law, notice must be given at least 15 days before the date of the Shareholders’ Meeting. When the Shareholders’ Meeting cannot deliberate due to the lack of the required quorum, the second Meeting and, if applicable, the second postponed Meeting, must be called at least 10 days in advance in the same manner as the first notice.

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Ordinary Shareholders’ Meeting

Ordinary Shareholders’ Meetings are those Meetings called to make any and all decisions that do not amend the Bylaws. An Ordinary Meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the Statutory and Consolidated Financial Statements for the fiscal year in question or, in the case of postponement, within the period established by court order. Upon first notice, the Meeting shall only validly deliberate if the shareholders present or represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon second notice, no quorum is required. Decisions are made by a majority of votes held by the shareholders present, represented by proxy, or voting by mail.

Extraordinary Shareholders’ Meeting

Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. Subject to the legal provisions governing capital increases by incorporation of reserves, profits or premiums, the Extraordinary Shareholders’ Meeting shall only validly deliberate if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote when convened for the first time, or one-fifth when convened for the second time. If the latter quorum is not reached, the second Meeting may be postponed to a date no later than two months after the date for which it was called. Subject to the same condition, the second Meeting shall make decisions by a two-thirds majority of the shareholders present, represented by proxy, or voting by mail.

6.4.4      Declarations of threshold crossing

In addition to the legal obligation to inform the Company and the French Financial Markets Authority (Autorité des marchés financiers - AMF) when thresholds of 5%, 10%, 15%, 20%, 25%, 30%, 331/3%, 50%, 662/3%, 90% and 95% of the capital and voting rights are crossed, any individual or legal entity, acting alone or in concert with others, who acquires, directly or indirectly, as defined by Articles L. 233-7 et seq. of the French Commercial Code, a number of shares, voting rights or securities representing shares equal to 0.5% of the capital or voting rights in Orange is required, within five trading days from the date of registration of the securities that result in reaching or crossing such threshold, to declare to Orange by registered letter with return receipt, the total number of shares, voting rights and securities giving access to the capital that such individual or entity holds.

This declaration must be repeated in accordance with the conditions indicated above each time a new 0.5% threshold is reached or crossed, whether crossing above or below, for any reason whatsoever, including beyond the 5% threshold.

In the event of failure to comply with any of the provisions set forth above, the shareholder or shareholders in question shall be deprived of the voting rights attached to any securities in excess of the thresholds, subject to legal provisions and limits, if one or more shareholders holding at least 0.5% of the capital or voting rights so requests at a Shareholders’ Meeting.

6.5    Draft resolutions to be submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021

The draft resolutions presented below were approved by the Board of Directors at its meeting of February 17, 2021. Additional draft resolutions may be included in the agenda of the Shareholders’ Meeting pursuant to Article L. 225-105 of the French Commercial Code.

The final draft of the resolutions put to the Shareholders’ Meeting will be published on the website at www.orange.com, see Group/Finance/Annual Shareholders’ Meeting, and in the notice provided for in Article R. 225-66 of the French Commercial Code.

Resolutions within the competence of the Ordinary Shareholders’ Meeting

First resolution

Approval of the Statutory Financial Statements for the fiscal year ended December 31, 2020

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Management Report of the Board of Directors and the Statutory Auditors’ Report, approves the Statutory Financial Statements as presented for the fiscal year ended December 31, 2020, as well as the transactions reflected in those Statutory Financial Statements and summarized in those reports. It approves the profit of 2,387,482,026.44 euros for the fiscal year.

Second resolution

Approval of the Consolidated Financial Statements for the fiscal year ended December 31, 2020

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Management Report of the Board of Directors and the Statutory Auditors’ Report on the Consolidated Financial Statements, approves the Consolidated Financial Statements as presented for the fiscal year ended December 31, 2020, as well as the transactions reflected in those Consolidated Financial Statements and summarized in those reports.

Third resolution

Allocation of income for the fiscal year ended December 31, 2020, as stated in the Statutory Financial Statements

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Management Report of the Board of Directors and the Statutory Auditors’ Report on the Consolidated Financial Statements:

(i)    notes that, in view of the profit for the fiscal year of 2,387,482,026.44 euros and the retained earnings of 9,107,533,866.28 euros (before allocation of the interim dividend provided for in (iii) below), the distributable profit amounts to 11,495,015,892.72 euros;

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(ii)   resolves to distribute to shareholders a dividend of 0.90 euros per share, including an amount of 0.20 euros per share paid on an exceptional basis, and to allocate the balance of the distributable profit to the "Retained earnings" account;

(iii)   notes that, in view of the interim dividend of 0.40 euro per share paid on December 9, 2020, the balance of the dividend to be paid amounts to 0.50 euros per share.

The ex-dividend date will be June 15, 2021; the balance of the dividend will be paid on June 17, 2021.

The Shareholders’ Meeting grants full powers to the Board of Directors to determine the total dividend amount, in particular considering the number of treasury shares at the payment date, and, consequently, to determine the amount of the balance of the distributable income that will be allocated to the "Retained earnings" account.

Please note that the balance of the dividend to be paid is eligible in the gross amount received for the 40% tax allowance pursuant to Article 158-3-2 of the French General Tax Code, applicable to individuals residing in France for tax purposes.

Dividends paid in respect of the last three fiscal years, were as follows:

Fiscal year	Number of shares (excluding treasury shares)	Dividend per share	Portion of dividend eligible for the 40% tax allowance
2017	2,658,547,775	€0.65	100%
2018	2,652,992,864	€0.70	100%
2019	2,658,562,160	€0.50	100%

Fourth resolution

Agreements provided for in Article L. 225-38 of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Statutory Auditors’ Special Report on the related-party agreements and commitments provided for in Articles L. 225-38 et seq. of the French Commercial Code, takes note of the conclusions of the said report and finds that no agreements provided for in Article L. 225-38 of the French Commercial Code were entered into in fiscal year 2020.

Fifth resolution

Renewal of the term of office of Bpifrance Participations as director

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, notes that the term of office of Bpifrance Participations as director expires at the close of this Shareholders’ Meeting and resolves, on the proposal of the Board of Directors and in accordance with the terms provided for in Article 13 of the Bylaws, to renew its term of office for a period of four years expiring at the close of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2024.

Sixth resolution

Renewal of the term of office of KPMG as Principal Statutory Auditor

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, reappoints KPMG S.A., 2, avenue Gambetta, Tour Eqho, 92066 Paris la Défense Cedex, France, whose term of office expires today, as Principal Statutory Auditor for a term of six years. The new term of office will expire at the close of the Ordinary Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2026.

Seventh resolution

Renewal of the term of office of Salustro Reydel as Alternate Statutory Auditor

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, reappoints Salustro Reydel, 2, avenue Gambetta, Tour Eqho, 92066 Paris la Défense Cedex, France as Alternate Statutory Auditor to KPMG S.A. for a term of six years. The term of office will expire at the close of the Ordinary Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2026.

Eighth resolution

Appointment of DELOITTE as Principal Statutory Auditor

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having noted the expiry of the term of office of Ernst & Young Audit at the close of this Meeting, resolves to appoint DELOITTE, 6, place de la Pyramide, 92908 Paris-La Défense Cedex, France as Principal Statutory Auditor for a term of six years. The term of office will expire at the close of the Ordinary Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2026.

Ninth resolution

Appointment of BEAS as Alternate Statutory Auditor

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having noted the expiry of the term of office of Auditex at the close of this Meeting, resolves to appoint BEAS, 6, place de la Pyramide, 92908 Paris-La Défense Cedex, France as Alternate Statutory Auditor to DELOITTE for a term of six years. The term of office will expire at the close of the Ordinary Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2026.

Tenth resolution

Approval of the transfer of the registered office

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors, approves, in accordance with Article L. 225-36 of the French Commercial Code, the transfer of the registered office from 78, rue Olivier de Serres, 75015 Paris, France to 111, quai du Président Roosevelt, 92130 Issy-les-Moulineaux, France with effect from the close of this Shareholders’ Meeting, i.e. May 18, 2021, as decided by the Board of Directors at its meeting of February 17, 2021.

Eleventh resolution

Approval of the information mentioned in Article L. 22-10-9 I. of the French Commercial Code, pursuant to I of Article L. 22-10-34 of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors provided for in Article L. 225-37 of the French Commercial Code, approves, pursuant to I of Article L. 22-10-34 of the French Commercial Code, the information mentioned in I of Article L. 22-10-9 of the French Commercial Code, as presented in Sections 5.4.1.2, 5.4.2.1 and 5.4.2.3 of the Company’s 2020 Universal Registration Document.

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Twelfth resolution

Approval of the components of compensation paid during the fiscal year ended December 31, 2020 or allocated in respect of the same fiscal year to Mr. Stéphane Richard, Chairman and Chief Executive Officer, pursuant to II of Article L. 22-10-34 of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors provided for in Article L. 225-37 of the French Commercial Code, approves, pursuant to II of Article L. 22-10-34 of the French Commercial Code, the fixed, variable and exceptional components comprising the total compensation and benefits of any kind paid during the fiscal year ended December 31, 2020 or allocated in respect of the same fiscal year to Mr. Stéphane Richard, Chairman and Chief Executive Officer, as presented in Section 5.4.1.2 of the Company’s 2020 Universal Registration Document.

Thirteenth resolution

Approval of the components of compensation paid during the fiscal year ended December 31, 2020 or allocated in respect of the same fiscal year to Mr. Ramon Fernandez, Delegate Chief Executive Officer, pursuant to II of Article L. 22-10-34 of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors provided for in Article L. 225-37 of the French Commercial Code, approves, pursuant to II of Article L. 22-10-34 of the French Commercial Code, the fixed, variable and exceptional components comprising the total compensation and benefits of any kind paid during the fiscal year ended December 31, 2020 or allocated in respect of the same fiscal year to Mr. Ramon Fernandez, Delegate Chief Executive Officer, as presented in Section 5.4.1.2 of the Company’s 2020 Universal Registration Document.

Fourteenth resolution

Approval of the components of compensation paid during the fiscal year ended December 31, 2020 or allocated in respect of the same fiscal year to Mr. Gervais Pellissier, Delegate Chief Executive Officer, pursuant to II of Article L. 22-10-34 of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors provided for in Article L. 225-37 of the French Commercial Code, approves, pursuant to II of Article L. 22-10-34 of the French Commercial Code, the fixed, variable and exceptional components comprising the total compensation and benefits of any kind paid during the fiscal year ended December 31, 2020 or allocated in respect of the same fiscal year to Mr. Gervais Pellissier, Delegate Chief Executive Officer, as presented in Section 5.4.1.2 of the Company’s 2020 Universal Registration Document.

Fifteenth resolution

Approval of the compensation policy for the Chairman and Chief Executive Officer, pursuant to Article L. 22-10-8 of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, pursuant to II of Article L. 22-10-8 of the French Commercial Code, approves the compensation policy for the Chairman and Chief Executive Officer by virtue of his office, as detailed in section 5.4.1.3 of the Company’s 2020 Universal Registration Document.

Sixteenth resolution

Approval of the compensation policy for the Delegate Chief Executive Officers, pursuant to Article L. 22-10-8 of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, pursuant to II of Article L. 22-10-8 of the French Commercial Code, approves the compensation policy for the Delegate Chief Executive Officers by virtue of their office, as detailed in section 5.4.1.3 of the Company’s 2020 Universal Registration Document.

Seventeenth resolution

Approval of the compensation policy for non-executive Directors, pursuant to Article L. 22-10-8 of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, pursuant to II of Article L. 22-10-8 of the French Commercial Code, approves the compensation policy for the non-executive Directors by virtue of their office, as detailed in section 5.4.2.2 of the Company’s 2020 Universal Registration Document.

Eighteenth resolution

Authorization to be granted to the Board of Directors to purchase or transfer Company shares

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors, authorizes the Board of Directors, pursuant to Articles L. 22-10-62 et seq. and L. 225-210 et seq. of the French Commercial Code, to purchase Company shares, within a limit of 10% of the share capital existing on the date of this Shareholders’ Meeting, under the following conditions:

−    the maximum purchase price will not exceed 24 euros per share, it being specified that in the event of transactions affecting the capital, in particular by capitalization of reserves followed by the issuance and free allocation of shares, and/or through a stock split or reverse stock split, this price will be adjusted accordingly;

−    the maximum amount of funds allocated to the share Buyback program is 6,384,135,837.60 euros;

−    purchases carried out by the Company pursuant to this authorization may under no circumstances cause it to hold, directly or indirectly, at any time, more than 10% of the shares comprising the share capital;

−    purchases or transfers of shares may be carried out at any time, in accordance with applicable legal and regulatory provisions. However, the Board of Directors may not, unless prior authorization is obtained from the Shareholders’ Meeting, make use of this delegation of authority from the date of the filing by a third party of a public tender offer for the Company’s shares, and until the end of the period of the offer;

−    purchases or transfers of shares may be carried out by any means, in accordance with the conditions provided for by law, in particular on regulated markets, organized multilateral trading systems or over-the-counter, including through block disposals or purchases or by use of derivative securities traded on regulated markets;

−    this authorization is valid for a period of 18 months.

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These share purchases may be carried out for any purpose permitted by law, the objectives of this share Buyback program being:

(i)    to fulfill obligations related to:

a.    stock option plans and other allocations of shares to the employees of the Company or affiliates, and notably to allocate shares to employees of the Company and its Group entities as part of (i) the Company’s profit-sharing scheme, (ii) any share purchase or stock option plan or program, including any free share awards benefiting employees and Corporate Officers or some of them, or (iii) any Orange group employee shareholding plan (including any disposal of shares provided for in Article L. 3332-24 of the French Labor Code), and to carry out any transactions necessary to cover the requirements of these plans or programs,

b.             obligations in respect of such securities), including securities subscribed for by employees or former employees of the Company and entities of its Group; securities giving access to Company shares (including to carry out any transactions necessary to cover the Company’s;

(ii)   to ensure the liquidity of the Company share pursuant to a liquidity contract with an investment services provider in compliance with French Financial Markets Authority (Autorité des marchés financiers - AMF) decision no. 2018-01 of July 2, 2018;

(iii)  to keep shares for subsequent delivery in exchange or as payment within the framework of potential external growth transactions;

(iv)  to reduce the capital of the Company in accordance with the thirty-fourth resolution of this Shareholders’ Meeting, subject to its adoption.

The Shareholders’ Meeting grants full powers to the Board of Directors, with the right to delegate in accordance with the conditions provided for by law, to decide and implement this authorization, to clarify its terms and to decide details, to place all market orders, enter into all agreements, draw up all documents, in particular those providing information, carry out all formalities, including to allocate or reallocate the shares acquired for the different objectives sought, and make all declarations to all organizations and, generally, take all necessary measures.

The unused portion of the delegation of authority granted pursuant to the sixteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 19, 2020 is hereby terminated with immediate effect.

Resolutions within the competence of the Extraordinary Shareholders’ Meeting

Nineteenth resolution

Delegation of authority to the Board of Directors to issue Company shares and complex securities, with preferential subscription rights for shareholders (only usable outside the period of a public tender offer for the Company’s shares, unless specifically authorized by the Shareholders’ Meeting)

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, delegates its authority to the Board of Directors to issue, on one or more occasions, with preferential subscription rights for shareholders:

(i)    Company shares;

(ii)   securities in the form of equity securities giving access to other equity securities or entitling the holder to the allocation of debt securities of the Company;

(iii)  securities giving access to equity securities to be issued;

(iv)  securities giving access to equity securities to be issued by a company in which the Company directly or indirectly owns more than half of the share capital (the "Subsidiary"); and

(v)   securities in the form of equity securities giving access to existing equity securities or entitling the holder to the allocation of debt securities of an entity in which the Company directly or indirectly holds rights in the capital, for which the subscription may be made in cash or by offsetting receivables.

The delegation of authority thus granted to the Board of Directors is valid for a period of 26 months from the date of this Shareholders’ Meeting.

The nominal amount of the increase in the Company’s capital resulting from all issues carried out pursuant to this authorization, whether immediate or deferred, may not exceed 2 billion euros. This amount does not include the nominal amount of the Company shares that would have to be issued to preserve the rights of holders of securities giving access to shares, in accordance with the law.

Shareholders have, in proportion to the amount of their shares, preferential subscription rights to the shares and securities issued pursuant to this delegation of authority (unless the security issued is a security that is not an equity security and gives access to equity securities to be issued by a Subsidiary, in which case such rights are not applicable). The Board of Directors may grant shareholders a reducible subscription right to the shares or securities issued, which may be exercised in proportion to their subscription rights and within the limit of their requests.

In the case of securities in the form of equity securities giving access to shares to be issued of a Subsidiary, the Shareholders’ Meeting of the Subsidiary must, on pain of nullity of the decision to issue, authorize the waiver by shareholders of their preferential subscription rights to the shares to be issued.

If the subscriptions on an irreducible basis and, where applicable, on a reducible basis do not cover the entire issue, the Board of Directors may, in the order it determines, use the various options offered by law, including the possibility of offering all or part of the unsubscribed securities to the public.

This delegation of authority entails the waiver by shareholders of their preferential subscription rights to Company shares to which any securities issued pursuant to this delegation may entitle them.

Warrants for Company shares may be issued by way of a subscription offer, but also by bonus issue to owners of existing shares. In the event of a bonus allotment of warrants, the Board of Directors may decide that fractional allotment rights will not be tradeable and that the corresponding securities will be sold.

The Board of Directors, with the right to delegate in accordance with the conditions provided for by law, will determine the characteristics, amount and terms of any issue, as well as the securities issued and the conditions for exercising preferential subscription rights and the conditions under which they may be traded, where appropriate; the Board of Directors may make any adjustments to take into account the impact of transactions affecting the Company’s capital, set the terms and conditions under which the rights of holders of securities giving access to the capital will be preserved, allow the costs of capital increases to be charged against the related premiums, deduct from this amount the sums necessary to fund the statutory reserve and, more generally, take all necessary measures.

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However, in the event of a public tender offer being filed by a third party for the Company’s securities, the Board of Directors may not, from the date of filing of the prospective public tender offer until the end of the offer period, decide to use this delegation of authority, unless authorized pursuant to the twentieth resolution submitted to this Shareholders’ Meeting (if approved by this Shareholders’ Meeting) or by virtue of a specific authorization granted by the Shareholders’ Meeting during the period of a public tender offer.

The unused portion of the delegation of authority granted pursuant to the sixteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 21, 2019 is hereby terminated with immediate effect.

Twentieth resolution

Authorization granted to the Board of Directors to use the delegation of authority granted in the nineteenth resolution during a public tender offer for the Company’s shares

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, authorizes the use by the Board of Directors of the delegation of authority granted by this Shareholders’ Meeting in the nineteenth resolution (subject to its approval by this Shareholders’ Meeting) at any time, including in the event of the filing by a third party of a public tender offer for the Company’s securities, as from the date of such filing.

It is specified that the nominal amount of any capital increase carried out within this framework will be deducted from the ceiling set in the nineteenth resolution.

Twenty-first resolution

Delegation of authority to the Board of Directors to issue Company shares and complex securities, with the waiver of shareholders’ preferential subscription rights, as part of a public offering other than those provided for in Article L. 411-2 of the French Monetary and Financial Code (only usable outside the period of a public tender offer for the Company’s shares, unless specifically authorized by the Shareholders’ Meeting)

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, delegates its authority to the Board of Directors to issue, on one or more occasions, by way of public offerings other than those provided for in Article L. 411-2 of the French Monetary and Financial Code:

(i)    Company shares;

(ii)   securities in the form of equity securities giving access to other equity securities or entitling the holder to the allocation of debt securities of the Company;

(iii)  securities giving access to equity securities to be issued;

(iv)  securities giving access to equity securities to be issued by a company in which the Company directly or indirectly owns more than half of the share capital (the "Subsidiary"); and

(v)   securities in the form of equity securities giving access to existing equity securities or entitling the holder to the allocation of debt securities of an entity in which the Company directly or indirectly holds rights in the capital, for which the subscription may be made in cash or by offsetting receivables.

The Shareholders’ Meeting resolves to waive shareholders’ preferential subscription rights to such shares and securities.

The delegation of authority thus granted to the Board of Directors is valid for a period of 26 months from the date of this Shareholders’ Meeting.

The nominal amount of the increase in the Company’s capital resulting from all issues carried out pursuant to this authorization, whether immediate or deferred, may not exceed 1 billion euros. This amount does not include the nominal amount of the Company shares that would have to be issued to preserve the rights of holders of securities giving access to shares, in accordance with the law.

The issue price of the shares issued pursuant to this delegation of authority must be at least equal to the minimum amount provided for by the laws and regulations in force at the time of the decision to issue. This amount may be adjusted, if necessary, to take into account the difference in the date from which the shares entitle holders to dividends.

The issue price of the securities issued pursuant to this delegation of authority shall be such that the amount received immediately by the Company or, in the event of an issue of securities giving access to shares of a Subsidiary, by the Subsidiary, plus, where applicable, the amount that may subsequently be received by the Company or the Subsidiary, as the case may be, will, for each share issued as a result of the issue of such securities, be at least equal to the amount provided for in the preceding paragraph, adjusted, if necessary, to take into account the difference in the date from which the shares entitle holders to dividends.

The Board of Directors may establish in favor of shareholders an irreducible priority right, and potentially also a reducible priority right, for all or part of the issue, to subscribe for the shares or securities, for which it shall set, under the legal conditions, the terms and conditions and the conditions of exercise, without giving rise to the creation of negotiable rights. Securities not subscribed for by virtue of this right may be placed on the international market.

If subscriptions have not absorbed the entire issue, the Board of Directors may limit the issue to the amount of subscriptions received, provided that this amounts to at least three-quarters of the prospective issue, and/or freely distribute the unsubscribed shares.

This delegation of authority entails the waiver by shareholders of their preferential subscription rights to Company shares to which any securities issued pursuant to this delegation may give access.

The Board of Directors, with the right to delegate in accordance with the conditions provided for by law, will determine the characteristics, amount and terms of any issue, as well as the securities issued, may make any adjustments to take into account the impact of transactions affecting the Company’s capital, set the terms and conditions under which the rights of holders of securities giving access to the capital will be preserved, allow the costs of capital increases to be charged against the amount of the related premiums, deduct from this amount the sums necessary to fund the statutory reserve and, more generally, take all necessary measures.

However, in the event of a public tender offer being filed by a third party for the Company’s securities, the Board of Directors may not, from the date of filing of the prospective public tender offer until the end of the offer period, decide to use this delegation of authority, unless authorized pursuant to the twenty-second resolution submitted to this Shareholders’ Meeting (if approved by this Shareholders’ Meeting) or by virtue of a specific authorization granted by the Shareholders’ Meeting during the period of a public tender offer.

The unused portion of the delegation of authority granted pursuant to the eighteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 21, 2019 is hereby terminated with immediate effect.

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Twenty-second resolution

Authorization granted to the Board of Directors to use the delegation of authority granted in the twenty-first resolution during a public tender offer for the Company’s shares

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, authorizes the use by the Board of Directors of the delegation of authority granted by the Shareholders’ Meeting in the twenty-first resolution (subject to its approval by this Shareholders’ Meeting) at any time, including in the event of the filing by a third party of a public tender offer for the Company’s securities, as from the date of such filing.

It is specified that the nominal amount of any capital increase carried out within this framework will be deducted from the ceiling set in the twenty-first resolution.

Twenty-third resolution

Delegation of authority to the Board of Directors to issue Company shares and complex securities, with the waiver of shareholders’ preferential subscription rights, as part of a public offering provided for in I of Article L. 411-2 of the French Monetary and Financial Code (only usable outside the period of a public tender offer for the Company’s shares, unless specifically authorized by the Shareholders’ Meeting)

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, delegates its authority to the Board of Directors to issue, on one or more occasions, by way of public offerings provided for in I of Article L. 411-2 of the French Monetary and Financial Code,

(i)    Company shares;

(ii)   securities in the form of equity securities giving access to other equity securities or entitling the holder to the allocation of debt securities of the Company;

(iii)  securities giving access to equity securities to be issued;

(iv)  securities giving access to equity securities to be issued by a company in which the Company directly or indirectly owns more than half of the share capital (the "Subsidiary"); and

(v)   securities in the form of equity securities giving access to existing equity securities or entitling the holder to the allocation of debt securities of an entity in which the Company directly or indirectly holds rights in the capital, for which the subscription may be made in cash or by offsetting receivables.

The Shareholders’ Meeting resolves to waive shareholders’ preferential subscription rights to such shares and securities.

The delegation of authority thus granted to the Board of Directors is valid for a period of 26 months from the date of this Shareholders’ Meeting.

The nominal amount of the increase in the Company’s capital resulting from all issues carried out pursuant to this authorization, whether immediate or deferred, may not exceed, and will be charged against, the ceiling on capital increases provided for in the twenty-first resolution submitted to this Shareholders’ Meeting (1 billion euros), and will in any event be limited to 20% of the share capital, in accordance with the law. This ceiling does not take into account the nominal amount of the Company shares that would have to be issued to preserve the rights of holders of securities giving access to Company shares, in accordance with the law.

The issue price of the shares issued pursuant to this delegation of authority must be at least equal to the minimum amount provided for by the laws and regulations in force at the time of the decision to issue. This amount may be adjusted, if necessary, to take into account the difference in the date from which the shares entitle holders to dividends.

The issue price of the securities issued pursuant to this delegation of authority shall be such that the amount received immediately by the Company or, in the event of an issue of securities giving access to shares of a Subsidiary, by the Subsidiary, plus, where applicable, the amount that may subsequently be received by the Company or the Subsidiary, as the case may be, will, for each share issued as a result of the issue of such securities, be at least equal to the amount provided for in the preceding paragraph, adjusted, if necessary, to take into account the difference in the date from which the shares entitle holders to dividends.

If subscriptions have not absorbed the entire issue, the Board of Directors may limit the issue to the amount of subscriptions received, provided that this amounts to at least three-quarters of the prospective issue, and/or freely distribute the unsubscribed shares.

This delegation of authority entails the waiver by shareholders of their preferential subscription rights to Company shares to which any securities issued pursuant to this delegation may give access.

The Board of Directors, with the right to delegate in accordance with the conditions provided for by law, will determine the characteristics, amount and terms of any issue, as well as the securities issued, may make any adjustments to take into account the impact of transactions affecting the Company’s capital, set the terms and conditions under which the rights of holders of securities giving access to the capital will be preserved, allow the costs of capital increases to be charged against the amount of the related premiums, deduct from this amount the sums necessary to fund the statutory reserve and, more generally, take all necessary measures.

However, in the event of a public tender offer being filed by a third party for the Company’s securities, the Board of Directors may not, from the date of filing of the prospective public tender offer until the end of the offer period, decide to use this delegation of authority, unless authorized pursuant to the twenty-fourth resolution submitted to this Shareholders’ Meeting (if approved by this Shareholders’ Meeting) or by virtue of a specific authorization granted by the Shareholders’ Meeting during the period of a public tender offer.

The unused portion of the delegation of authority granted pursuant to the twentieth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 21, 2019 is hereby terminated with immediate effect.

Twenty-fourth resolution

Authorization granted to the Board of Directors to use the delegation of authority granted in the twenty-third resolution during a public tender offer for the Company’s shares

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, authorizes the use by the Board of Directors of the delegation of authority granted by the Shareholders’ Meeting in the twenty-third resolution (subject to its approval by this Shareholders’ Meeting) at any time, including in the event of the filing by a third party of a public tender offer for the Company’s securities, as from the date of such filing.

It is specified that the nominal amount of any capital increase carried out within this framework will be deducted from the ceiling set in the twenty-third resolution.

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Twenty-fifth resolution

Delegation of authority to the Board of Directors to increase the number of securities to be issued in the event of an issue of securities

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, authorizes the Board of Directors to increase the number of securities to be issued, within the deadlines and limits provided by law and the resolution pursuant to which the prospective issue is approved (to date, within the limit of 15% of the initial issue and at the same price as that used for this issue), for each of the issues made pursuant to the nineteenth to twenty-fourth resolutions (inclusive) submitted to this Shareholders’ Meeting.

The authorization thus granted to the Board of Directors is valid for a period of 26 months from the date of this Shareholders’ Meeting.

Twenty-sixth resolution

Delegation of authority to the Board of Directors to issue shares and complex securities, with the waiver of shareholders’ preferential subscription rights, in the event of a public exchange offer initiated by the Company (only usable outside the period of a public tender offer for the Company’s shares, unless specifically authorized by the Shareholders’ Meeting)

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, delegates its authority to the Board of Directors to issue, on one or more occasions, (i) Company shares or (ii) securities in the form of equity securities giving access to existing Company shares or entitling the holder to the allocation of debt securities of the Company or (iii) securities giving access to Company shares to be issued, as consideration for securities tendered to a public exchange offer initiated by the Company for securities of a company whose shares are admitted to trading on one of the regulated markets provided for in Article L. 22-10-54 of the French Commercial Code, and resolves, as necessary, to cancel, in favor of the holders of such securities, shareholders’ preferential subscription rights to the shares and securities thus issued.

The delegation of authority thus granted to the Board of Directors is valid for a period of 26 months from the date of this Shareholders’ Meeting.

The nominal amount of the increase in the Company’s capital resulting from all issues carried out pursuant to this authorization, whether immediate or deferred, may not exceed, and will be charged against, the ceiling on capital increases provided for in the twenty-first resolution submitted to this Shareholders’ Meeting (1 billion euros). This ceiling does not take into account the nominal amount of the Company shares that would have to be issued to preserve the rights of holders of securities giving access to Company shares, in accordance with the law.

This delegation of authority entails the waiver by shareholders of their preferential subscription rights to Company shares to which any securities issued pursuant to this delegation may give access.

The Board of Directors, with the right to delegate in accordance with the conditions provided for by law, shall have full powers to implement the transactions referred to in this delegation of authority, and in particular to:

−    set the exchange ratio and, where applicable, the amount of the cash balance to be paid;

−    record the number of shares tendered to the exchange;

−    sell securities that could not be allocated individually and which correspond to fractional rights;

−    determine the dates and conditions of issue, in particular the price and dividend entitlement date, of the shares or securities giving access to Company shares;

−    record the difference between the issue price of the new shares and their par value on the balance sheet in a "contribution premium" account; and

−    charge all costs and duties incurred by any exchange offer against the "contribution premium".

However, in the event of a public tender offer being filed by a third party for the Company’s securities, the Board of Directors may not, from the date of filing of the prospective public tender offer until the end of the offer period, decide to use this delegation of authority, unless authorized pursuant to the twenty-seventh resolution submitted to this Shareholders’ Meeting (if approved by this Shareholders’ Meeting) or by virtue of a specific authorization granted by the Shareholders’ Meeting during the period of a public tender offer.

The unused portion of the delegation of authority granted pursuant to the twenty-third resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 21, 2019 is hereby terminated with immediate effect.

Twenty-seventh resolution

Authorization granted to the Board of Directors to use the delegation of authority granted in the twenty-sixth resolution during a public tender offer for the Company’s shares

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, authorizes the use by the Board of Directors of the delegation of authority granted by the Shareholders’ Meeting in the twenty-sixth resolution (subject to its approval by this Shareholders’ Meeting) at any time, including in the event of the filing by a third party of a public tender offer for the Company’s securities, as from the date of such filing.

It is specified that the nominal amount of any capital increase carried out within this framework will be deducted from the ceiling set in the twenty-sixth resolution.

Twenty-eighth resolution

Delegation of authority to the Board of Directors to issue shares and complex securities, with the waiver of shareholders’ preferential subscription rights, as consideration for contributions in kind made to the Company in the form of equity securities or securities giving access to the capital (only usable outside the period of a public tender offer for the Company’s shares, unless specifically authorized by the Shareholders’ Meeting)

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, delegates to the Board of Directors the power to issue, on one or more occasions, on the report of the contribution auditor(s) mentioned in the first and second paragraphs of Article L. 225-147 of the French Commercial Code, (i) Company shares or (ii) securities in the form of equity securities giving access to existing shares of the Company or entitling the holder to the allocation of debt securities of the Company or (iii) securities giving access to Company shares to be issued, as consideration for contributions in kind granted to the Company and consisting of equity securities or securities giving access to the capital, when the provisions of Article L. 22-10-54 of the French Commercial Code are not applicable, and resolves, as necessary, to cancel, in favor of the holders of equity securities or securities offered as contributions in kind, shareholders’ preferential subscription rights to the shares and securities thus issued.

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The delegation of authority thus granted to the Board of Directors is valid for a period of 26 months from the date of this Shareholders’ Meeting.

The nominal amount of the increase in the Company’s capital resulting from all issues carried out pursuant to this authorization, whether immediate or deferred, may not exceed, and will be charged against, the ceiling on capital increases provided for in the twenty-first resolution submitted to this Shareholders’ Meeting (1 billion euros), and will in any event be limited to 10% of the share capital, in accordance with the law. This ceiling does not take into account the nominal amount of the Company shares that would have to be issued to preserve the rights of holders of securities giving access to shares, in accordance with the law.

This delegation of authority entails the waiver by shareholders of their preferential subscription rights to Company shares to which any securities issued pursuant to this delegation may give access.

The Board of Directors, with the right to delegate in accordance with the conditions provided for by law, will have full powers to implement this delegation of authority, in particular to approve, on the basis of the report of the contribution auditor(s) referred to above, the valuation of the contributions and the granting of special benefits.

However, in the event of a public tender offer being filed by a third party for the Company’s securities, the Board of Directors may not, from the date of filing of the prospective public tender offer until the end of the offer period, decide to use this delegation of authority, unless authorized pursuant to the twenty-ninth resolution submitted to this Shareholders’ Meeting (if approved by this Shareholders’ Meeting) or by virtue of a specific authorization granted by the Shareholders’ Meeting during the period of a public tender offer.

The unused portion of the delegation of authority granted pursuant to the twenty-fifth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 21, 2019 is hereby terminated with immediate effect.

Twenty-ninth resolution

Authorization granted to the Board of Directors to use the delegation of authority granted in the twenty-eighth resolution during a public tender offer for the Company’s shares

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, authorizes the use by the Board of Directors of the delegation of authority granted by this Shareholders’ Meeting in the twenty-eighth resolution (subject to its approval by this Shareholders’ Meeting) at any time, including in the event of the filing by a third party of a public tender offer for the Company’s securities, from the date of such filing.

It is specified that the nominal amount of any capital increase carried out within this framework will be deducted from the ceiling set in the twenty-eighth resolution.

Thirtieth resolution

Overall limit on authorizations

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors, resolves to set the maximum nominal amount of the increase in the Company’s capital that may be carried out pursuant to the delegations of authority granted in the nineteenth to twenty-ninth resolutions submitted to this Shareholders’ Meeting, whether immediate or deferred, at 3 billion euros, it being specified that this nominal amount may be added, where applicable, to the nominal amount of shares that would have to be issued to preserve the rights of holders of securities giving access to Company shares, in accordance with the law.

Thirty-first resolution

Authorization granted to the Board of Directors to allocate free shares of the Company to Corporate Officers and certain Orange group employees and involving the waiver of shareholders’ preferential subscription rights

The Shareholders’ Meeting, ruling under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, authorizes, pursuant to Articles L. 225-197-1 et seq. and L. 22-10-59 et seq. of the French Commercial Code, the Board of Directors to allocate free shares of the Company, on one occasion and under conditions that it shall determine, within the limits set in this authorization, existing or new, to Corporate Officers (within the meaning of II of Article L. 225-197-1 of the French Commercial Code) and certain employees of the Company or companies or groups affiliated with the Company within the meaning of Article L. 225-197-2 of the French Commercial Code.

This authorization is granted for a period of 12 months as from this Shareholders’ Meeting.

The total number of free shares allocated pursuant to this resolution will not represent more than 0.07% of the Company’s capital as of the date of this Shareholders’ Meeting, it being specified that the total number of free shares granted to the Company’s Corporate Officers pursuant to this resolution may not exceed 100,000 shares.

The Shareholders’ Meeting resolves that any award decided by the Board of Directors under this resolution will be subject to the achievement of the following performance conditions, as these conditions may be specified by the Board of Directors.

The performance conditions are the following:

−    the amount of the Group’s organic cash flow (50% of the final entitlement), the achievement of the target being assessed at the end of a three-year period (including the year in which the free shares are granted) in relation to the organic cash flow target set for this multi-year period as previously approved by the Board of Directors;

−    the relative change in the Orange Total Shareholder Return (TSR) (30% of the final entitlement), which will be assessed at the end of a three-year period by comparing (i) the change in the Orange TSR calculated by comparing the average Orange share price between September 1, 2020 and December 31, 2020 (i.e. 9.69 euros) with the average Orange share price between September 1, 2023 and December 31, 2023, (ii) the change in the sector TSR calculated according to the same methodology using the Stoxx Europe 600 Telecommunications index as the benchmark or any other index that may replace it, it being understood that the result will be recorded on the hit-or-miss principle between the changes in the Orange TSR and the sector TSR calculated on the basis of the Stoxx Europe 600 Telecommunications index;

−    the reduction in CO2 emissions compared with 2015 (10% of the final entitlement), observed on the hit-or-miss principle, and the increase in the proportion of women in the Group’s management networks (also 10% of the final entitlement), the achievement of which will be assessed at the end of a three-year period (including the year in which the free shares are granted), in order to support the ambition in terms of the Orange group’s social and environmental responsibility as part of its Engage 2025 strategic plan.

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The Board of Directors will determine the duration of the vesting period, which may not end before March 31, 2024 and in no case may be less than two years, it being stipulated that:

−    no lock-up period will be applicable to the beneficiaries;

−    the beneficiaries must still be employed within the Group on the date of assessment of the performance conditions of the vesting period.

As an exception to the foregoing, the Company’s beneficiary Corporate Officers must hold at least 50% of the shares they receive until the end of their duties.

In the event that a beneficiary becomes disabled, as determined by law, the final allocation of the shares may occur before the end of the vesting period and the condition of presence may be waived.

In the event that the allocation pursuant to this resolution takes the form of existing shares, those shares will be purchased by the Company as part of the share Buyback program authorized in the eighteenth resolution submitted to this Shareholders’ Meeting pursuant to Article L. 22-10-62 of the French Commercial Code or as part of any share Buyback program previously or subsequently applicable.

The Shareholders’ Meeting acknowledges and resolves, as necessary, that this authorization entails the waiver by shareholders of any rights over the free shares allocated on the basis of this resolution, in favor of the beneficiaries of the share allocation.

The Shareholders’ Meeting grants full powers to the Board of Directors to:

−    decide the apportionment of the free share allocation between existing and new shares;

−    specify the conditions and, where applicable, the criteria for the allocation of shares, in particular the percentage of shares to be allocated based on the amount of the Group’s organic cash flow and the percentage of shares to be allocated based on the proportion of women in the Group’s management networks, depending on whether or not the respective targets are met;

−    set, subject to the conditions and limits prescribed by law, the dates on which the free share allocations will take place;

−    identify the beneficiaries, the number of shares allocated to each, and the terms and conditions for allocation and delivery of the shares;

−    decide the conditions under which the number of shares allocated will be adjusted; and

−    more generally, with the right to sub-delegate within the limits prescribed by law, enter into all agreements, draw up all documents, carry out all formalities and official declarations and take all other necessary measures.

The unused portion of the delegation of authority granted pursuant to the nineteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 19, 2020 is hereby terminated with immediate effect.

Thirty-second resolution

Delegation of authority to the Board of Directors to issue shares or complex securities reserved for members of savings plans and involving the waiver of shareholders’ preferential subscription rights

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, delegates to the Board of Directors, for a period of 18 months, the authority to issue, on one or more occasions, (i) Company shares or (ii) securities in the form of equity securities giving access to existing Company shares or to the allocation of debt securities of the Company or (iii) securities giving access to Company shares to be issued, reserved for members of Company savings plans (and/or members of any other plan for which Article L. 3332-18 of the French Labor Code allows a reserved capital increase under similar conditions) set up within the Company or its Group.

For the purposes of this delegation of authority, "Group" means the Company and French or foreign companies included in the scope of consolidation of the Company’s financial statements pursuant to Articles L. 3344-1 and L. 3344-2 of the French Labor Code.

The nominal amount of an immediate or future increase in the Company’s capital resulting from all issuances carried out pursuant to this delegation is set at 200 million euros, without taking into account the nominal value of the shares to be issued, to preserve, in accordance with the law, the rights of the holders of the securities giving access to the shares.

The subscription price of the new shares will be equal to the average quoted share price during the 20 trading days preceding the date of the decision establishing the opening date of the subscriptions, reduced by the maximum discount provided for by law on the day the Board of Directors makes its decision, it being specified that the Board of Directors may reduce this discount if it deems appropriate, notably in the event of an offer to the members of a Company savings plan of securities on the international market and/or abroad, in particular in order to meet the requirements of applicable local laws.

The Board of Directors may allocate to the aforementioned beneficiaries, in addition to shares to be subscribed for in cash, existing or new free shares, which need not be of the same type as the shares to be subscribed for in cash, as a replacement for all or part of the aforementioned discount and/or employer’s contribution, it being understood that the benefit resulting from this allocation cannot exceed the applicable legal or regulatory limits. The nominal amount of any immediate or future capital increase resulting from the allocation of shares will be charged against the ceiling referred to above (200 million euros).

The Shareholders’ Meeting resolves to waive the shareholders’ preferential subscription rights to securities to be issued pursuant to this delegation in favor of the aforementioned beneficiaries, the said shareholders waiving any right to the free securities allocated under this delegation (including the portion of reserves, profits or premiums capitalized on account of the allocation of said securities pursuant to the present delegation).

The Shareholders’ Meeting acknowledges that this delegation entails the waiver by shareholders of their preferential subscription rights to shares to which the securities that may be issued pursuant to this delegation may give access.

The Board of Directors, with the right to delegate in accordance with the conditions provided for by law, shall have full powers for the purpose of implementing this delegation and in particular to:

−    determine the characteristics, amount and terms of each securities issuance;

−    determine that the issuances may be made directly in favor of the beneficiaries or through the intermediary of employee saving funds (UCITS) or similar bodies;

−    decide the list of companies or groups whose employees and former employees may subscribe for issued shares;

−    determine the nature and terms and conditions of the capital increase, as well as the terms of issuance;

−    acknowledge the completion of the capital increase;

−    determine, where applicable, the amount of the sums to be capitalized up to the limit set above, the equity account(s) from which they will be drawn as well as the date from which the shares thus issued will bear dividend rights;

−    if it deems appropriate, charge the costs for the capital increases against the amount of premiums related to such increases and take from this amount such sums as required to bring the statutory reserve account to one-tenth of the new capital after each increase; and

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−    take all necessary measures to complete the capital increases, carry out the formalities as a consequence thereof, in particular those relating to the listing of the securities issued, and amend the Bylaws in relation to these capital increases, and generally do whatever is necessary.

The unused portion of the delegation of authority granted pursuant to the twentieth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 19, 2020 is hereby terminated with immediate effect.

Thirty-third resolution

Delegation of authority to the Board of Directors to increase the share capital of the Company by incorporation of reserves, profits or premiums

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors, delegates its authority to the Board of Directors to increase the share capital, on one or more occasions at the times and under conditions that it shall determine, by incorporation into the capital of reserves, profits or premiums, followed by the creation and allocation of free shares or the increase in the par value of existing shares, or a combination of those two methods.

The delegation of authority thus granted to the Board of Directors is valid for a period of 26 months from the date of this Shareholders’ Meeting.

The Board of Directors will have the power to decide that any equity securities that cannot be allocated individually and which correspond to fractional rights will be sold; the sale of such securities and the distribution of the proceeds from such sale will be allocated to the holders of the rights within the period provided for by regulations.

The nominal amount of the capital increase, whether immediate or deferred, resulting from all issues carried out pursuant to this authorization may not exceed 2 billion euros, not including the nominal amount of shares to be issued to preserve the rights of holders of securities giving access to shares, in accordance with the law.

The unused portion of the delegation of authority granted pursuant to the thirtieth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 21, 2019 is hereby terminated with immediate effect.

Thirty-fourth resolution

Authorization to the Board of Directors to reduce the capital through the cancellation of shares

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report:

−    delegates full powers to the Board of Directors for a period of 18 months to cancel, on one or more occasions, within a limit of 10% of the Company’s share capital per 24-month period, all or some of the Company shares purchased under the share Buyback programs authorized by the eighteenth resolution submitted to this Shareholders’ Meeting or under share Buyback programs authorized prior or subsequent to the date of this Shareholders’ Meeting;

−    resolves that the surplus of the purchase price of the shares over their par value will be charged to the "Share premiums" account or to any account of available reserves, including the statutory reserve, within a limit of 10% of the capital reduction carried out;

−    delegates full powers to the Board of Directors, with the right to delegate in accordance with the conditions provided for by law, to carry out the capital reduction resulting from the cancellation of the shares and the aforementioned charging, as well as to amend the Bylaws accordingly.

The unused portion of the delegation of authority granted pursuant to the twenty-first resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 19, 2020 is hereby terminated with immediate effect.

Thirty-fifth resolution

Powers for formalities

The Shareholders’ Meeting confers full powers on the holder of an original, a copy or an extract of the minutes of this Shareholders’ Meeting for the purpose of carrying out all legal or administrative formalities and making all filings and public disclosures provided for under current law.

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6.6    Report of the Board of Directors on the resolutions submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021

Presentation of resolutions within the competence of the Ordinary Shareholders’ Meeting

First and second resolutions

Approval of the Statutory and Consolidated Financial Statements

Under the terms of the first and second resolutions, the Shareholders’ Meeting is asked to approve the Statutory Financial Statements of the Company as well as the Consolidated Financial Statements of the Group at December 31, 2020.

It is hereby specified with respect to fiscal year 2020 that the costs or expenses provided for in Article 39-4 of the French General Tax Code amounted to 2,475,184 euros and the tax related thereto to 792,554 euros.

Third resolution

Allocation of income and approval of dividend amount

It is the responsibility of the Shareholders’ Meeting to approve the allocation of income for fiscal year 2020 and payment of a dividend to shareholders.

With distributable income of more than 11 billion euros for the year ended December 31, 2020, considering that the profit for fiscal year 2020 is nearly 2,4 billion euros and retained earnings more than 9 billion euros (before deduction of the interim dividend paid on December 9, 2020), your Company has a very strong balance sheet and abundant cash resources. It should also be noted that the statutory reserve is already equal to the minimum required and therefore does not require any additional funds.

The Board of Directors has decided to propose a dividend of 0.70 euros per share, plus 0.20 euros per share linked to the favorable decision of the French Conseil d’État dated November 13, 2020 concerning a long-standing tax dispute, amounting to a total dividend of 0.90 euros per share. Subject to the approval of this payment by the Shareholders’ Meeting, and in view of the payment of an interim dividend of 0.40 euro per share on December 9, 2020, the balance of the dividend to be paid amounts to 0.50 euro per share. It will be paid in cash.

The balance will be paid on June 17, 2021 to holders of shares entitled to receive a dividend, i.e. those holding Orange shares with dividend rights for fiscal year 2020 on the ex-dividend date (in France, that being two business days before the payment date, i.e. June 15, 2021).

The interim dividend paid on December 9, 2020 amounted to 1,063,526,852.40 euros and, based on the number of shares eligible to receive dividends at December 31, 2020, the total amount of the balance of the dividend amounts to 1,329,395,750.00 euros. Treasury shares are not eligible to receive dividends.

As the number of shares eligible to receive dividends may change up until the payment date, the Shareholders’ Meeting grants full authority to the Board of Directors to determine the final total amount of the dividend, the balance of the distributable income and, consequently, the amount to be entered under "retained earnings".

Pursuant to Article 117 quater of the French General Tax Code, natural persons domiciled in France for tax purposes are subject to a flat-rate levy on dividends received (currently 12.8%), plus the contributions provided for in Article L. 136-7 of the French Social Security Code (currently 17.2%). However, as an express and irrevocable option, such individuals may request that the dividend be included in their overall income under the conditions provided for in paragraph 2 of Article 200 A of the French General Tax Code in order to benefit from the 40% tax allowance pursuant to paragraphs 2 and 3 of Article 158 of the French General Tax Code.

The table below summarizes the amount of dividends paid with respect to the last three fiscal years, which were fully eligible for the tax allowance provided for in Article 158-3-2 of the French General Tax Code:

Fiscal year	Number of shares	Dividend per share	Share of dividend eligible for the 40% allowance
2017	2,658,547,775	€0.65	100%
2018	2,652,992,864	€0.70	100%
2019	2,658,562,160	€0.50	100%

Fourth resolution

Agreements provided for in Articles L. 225-38 et seq. of the French Commercial Code

No related-party agreements were approved by the Board of Directors during fiscal year 2020. Only previously authorized agreements whose effects have continued are dealt with in the Statutory Auditors’ Special Report, of which the shareholders are asked to take note.

Those agreements were also presented to the Board of Directors for annual review at its meeting of February 17, 2021, in accordance with the provisions of Article L. 225-40-1 of the French Commercial Code.

The agreements concerned are the same as those appearing in the Statutory Auditors’ Special Report submitted to your Shareholders’ Meeting, namely:

−    the agreement concluded with Compagnie Francaise des Expositions (COFREX), a company wholly owned by the French State and responsible for the preparation and organization of the French delegation to Expo 2020 Dubai, which remained in force due to the postponement of the event. Under the terms of that agreement, Orange SA undertook, in particular, to provide a fleet of mobile telephones together with network coverage and connectivity equipment for the entire French Pavilion, as well as a range of services including the supply and installation of dedicated equipment and its cabling and connection, in a total amount estimated at approximately 1.8 million euros;

−    the amendments concluded with Novalis to extend to Corporate Officers the benefits of the Group’s policies covering (i) healthcare costs and (ii) death, incapacity and disability. The Corporate Officers concerned are Stéphane Richard, Ramon Fernandez and Gervais Pellissier.

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Fifth resolution

Renewal of the term of office of Bpifrance Participations as a Director

The term of office of Bpifrance Participations expires at the close of the Shareholders’ Meeting. You are asked to renew it for a period of four years, expiring at the close of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2024.

Sixth to ninth resolutions

Appointments and renewals of Statutory Auditors

Under the terms of the sixth and seventh resolutions, the Shareholders’ Meeting is asked to renew the terms of office of two of the current Principal Statutory Auditors and Alternate Statutory Auditors, KPMG and Salustro Reydel respectively, for six fiscal years. Their new terms of office will thus expire at the close of the Ordinary Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2026.

The purpose of the eighth and ninth resolutions is to propose to the Shareholders’ Meeting the appointment of Deloitte and BEAS as new Principal Statutory Auditors and Alternate Statutory Auditors respectively (replacing Ernst & Young Audit and Auditex), for the same period. Their new terms of office will therefore also expire at the close of the Ordinary Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2026.

Please note that the terms of office of Ernst & Young Audit and Auditex, Principal Statutory Auditors and Alternate Statutory Auditors of the Company since September 18, 1991, could not be legally extended as they had reached the maximum legal duration as amended following the transposition of the European audit reform into French law.

The selection of the Statutory Auditors whose appointment or renewal is put to the Shareholders’ Meeting was made in accordance with a process complying in all respects with the recommendations of the Afep-Medef Corporate Governance Code for Listed Companies, without the aim of reappointing all or part of the auditors. The Audit Committee was thus entrusted with the task of overseeing the selection procedure, notably through the validation of the tender process and the specifications, and of proposing to the Board of Directors the candidates selected for designation by your Shareholders’ Meeting. A Technical Committee, chaired by the Chairman of the Audit Committee, was tasked with examining written tenders, interviewing candidates, and carrying out additional checks in conjunction with the Audit Committee. The Audit Committee subsequently issued a recommendation regarding the designation of the Principal Statutory Auditor and Alternate Statutory Auditor to the Board of Directors at its meeting of February 12, 2020. The main criteria used in the selection of candidates, for both written and oral presentations, were the understanding of the Group’s activities, the expertise of the audit teams, the future audit approach, the implementation of the audit work and the price offered.

The recommendation submitted by the Audit Committee to the Board of Directors, which ensured the selection of the most attractively priced tenders, as recommended by the Afep-Medef Code, aimed at appointing a panel of Statutory Auditors that will ensure:

−    an approach guaranteeing audit security, adapted to the Group’s organization and multinational character, and the risks associated with its businesses;

−    effective operating procedures between the joint Statutory Auditors;

−    an ability to make practical and innovative recommendations contributing to the Group’s continual improvement process and allowing an increase in value added;

−    an amount of fees positioned at the best level enjoyed by other European operators.

To be able to participate in the call for tenders, candidates had to have a network of legally autonomous and independent entities sufficient to audit a group with the geographical spread and high international reputation of Orange, as well as the skills and accreditations necessary to meet the needs arising from our listing in the United States. The firms put to your vote naturally meet those requirements.

The prospective Statutory Auditors have already informed the Company that they will accept the engagement in the event of a favorable vote on these resolutions. KPMG has further informed the Company that it received 10.2 million euros for its role as Statutory Auditor for the 2020 fiscal year, together with 643 thousand euros as fees for services not directly related to the statutory audit engagement provided to companies within the Company’s scope of consolidation.

Deloitte has never served as Statutory Auditor for the Company, and has indicated that it received fees in the amount of 1.3 million euros for fiscal year 2020 only for services not directly related to the statutory audit assignment provided to companies within the Company’s scope of consolidation.

Tenth resolution

Approval of the transfer of the registered office

At its meeting of February 17, 2021, the Board of Directors decided to transfer the Company’s registered office to 111, quai du Président Roosevelt in Issy-les-Moulineaux, with effect from the close of the Shareholders’ Meeting of May 18, 2021.

Orange’s new registered office in Issy-les-Moulineaux will reflect the Group, housing its commercial (France B2B Department), corporate and international activities. It will bring together 2,900 employees from 10 sites in Paris in an area of 56,000 sq.m, with its eight floors divided into dynamic workspaces adapted to the activities and tasks of each department. This is designed to facilitate interaction between teams and foster collective decision-making, to be a place looking out onto the city, to promote encounters and exchanges, and to offer spaces conducive to interaction alongside others that respect confidentiality. Meeting rooms of different configurations and lounges favoring discussion and exchange will be available to site employees and Orange employees in France or internationally.

Your Shareholders’ Meeting is asked to ratify this transfer of the registered office.

Eleventh to fourteenth resolutions

Approval of the information mentioned in I of Article L. 22-10-9 of the French Commercial Code relating to the compensation of Directors & Officers presented in the Report on Corporate Governance approved by the Board of Directors, as presented in the Universal Registration Document

Pursuant to I of Article L. 22-10-34 of the French Commercial Code, shareholders are asked to vote on certain information included in the Report on Corporate Governance approved by the Board of Directors at its meeting of February 17, 2021 and mentioned in I of Article L. 22-10-9 of the French Commercial Code. The purpose of the eleventh resolution is therefore to ask the shareholders to approve this information in particular relating to the compensation paid to all Directors & Officers during or awarded in respect of the fiscal year ended December 31, 2020, as presented in Sections 5.4.1 and 5.4.2 of the Company’s 2020 Universal Registration Document.

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Approval of the components of compensation paid to the Chairman and Chief Executive Officer and the Delegate Chief Executive Officers during the fiscal year ended December 31, 2020 or allocated in respect of the same fiscal year

Pursuant to II of Article L. 22-10-34 of the French Commercial Code, 2019, shareholders are asked to vote on the compensation paid to Corporate Officers during or awarded in respect of the fiscal year ended December 31, 2020 by means of resolutions to be submitted to the Shareholders’ Meeting for approval. As such, the shareholders are therefore asked to vote on a resolution on the individual compensation of each of the three Corporate Officers, namely Stéphane Richard, Chairman and CEO of Orange (twelfth resolution), Ramon Fernandez and Gervais Pellissier, Delegate Chief Executive Officers (thirteenth and fourteenth resolutions respectively).

The table below summarizes these components of compensation.

Gross amounts (in euros)	Amounts due to Stéphane Richard in respect of the fiscal year	Amounts paid to Stéphane Richard during the fiscal year	Amounts due to Ramon Fernandez in respect of the fiscal year	Amounts paid to Ramon Fernandez during the fiscal year	Amounts due to Gervais Pellissier in respect of the fiscal year	Amounts paid to Gervais Pellissier during the fiscal year
Fixed compensation	950,000	950,000	600,000	600,000	600,000	600,000
Variable compensation	570,000	655,120	234,000	278,280	234,000	278,280
Multi-year variable compensation
Exceptional compensation
Directors’ fees	0 (1)	0 (1)	N/A (2)	N/A (2)	N/A (2)	N/A (2)
Welcome bonuses or payments for termination of service	N/A	N/A	N/A	N/A	N/A	N/A
Supplemental retirement plan	N/A	N/A	N/A	N/A	N/A	N/A
Benefits in kind	14,511	14,511	18,692	18,692	12,014	12,014
Total (3)	1,534,511	1,619,631	852,692	896,972	846,014	890,294

(1)   Stéphane Richard has waived his Directors’ fees.

(2)   Not applicable.

(3)   For the allocation of stock options, performance shares or any components of long-term compensation, see Section 5.4.1.2 of the Company’s Universal Registration Document relating to the fiscal year 2020.

A detailed presentation of the compensation of Corporate Officers is shown in Section 5.4.1.2 Amount of compensation paid or allocated to Corporate Officers for 2020 of the Company’s Universal Registration Document relating to the fiscal year 2020.

Fifteenth to seventeenth resolutions

Approval of the compensation policy for Directors and Officers

Pursuant to Article L. 22-10-8 of the French Commercial Code, shareholders are required to approve in a Shareholders’ Meeting the compensation policy for all Directors and Officers.

The purpose of the fifteenth and sixteenth resolutions is therefore to ask shareholders to vote on the compensation policy for fiscal year 2021 for the Chairman and Chief Executive Officer (fifteenth resolution), and the Delegate Chief Executive Officers (sixteenth resolution).

The purpose of the seventeenth resolution is therefore to ask shareholders to vote on the compensation policy for non-executive Directors.

Details on this policy are shown in the Report on Corporate Governance drawn up by your Board of Directors, and in particular in Sections 5.4.1.3 Structure of the compensation of Corporate Officers for 2020 and 5.4.2.2 Compensation policy for Non-executive Directors of the Company’s Universal Registration Document relating to the fiscal year 2020.

Eighteenth resolution

Authorization to be granted to the Board of Directors to purchase or transfer Orange shares

Your Board of Directors asks that you authorize it to buy back Company shares within the limit of a number of shares representing 10% of the capital and at the maximum price of 24 euros per share (this price may be adjusted in the event of capital transactions). The maximum amount of funds allocated to the share Buyback program is therefore set at 6,384,135,837.60 euros.

This authorization will be valid for a period of 18 months from the date of the Shareholders’ Meeting and may be implemented at any time except in the event of a public tender offer for the Company’s shares.

The purpose of the Buyback program would be to (i) enable the Company to fulfill obligations related to securities giving access to the capital or to stock option programs or any other type of share allocation or grant to employees (in particular, free share awards or employee shareholding plans), (ii) ensure the liquidity of the Orange Share pursuant to a liquidity contract with an investment services provider in compliance with French Financial Markets Authority (Autorité des marchés financiers - AMF) decision no. 2018-01 of July 2, 2018, (iii) retain shares to deliver in exchange or in payment for external growth transactions, and (iv) reduce the Company’s capital.

The Board of Directors will have full powers to implement this delegation and set the terms.

The adoption of this resolution would terminate the authorization to buy back shares granted by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 19, 2020. This authorization was used to purchase shares (other than under the liquidity contract) in September 2020 to honor obligations related to the allocation of shares to employees and to purchase shares within the framework of the liquidity contract with an independent investment services provider (ISP) (Rothschild) (see Section 6.1.4 Treasury shares - Share Buyback program of the Company’s Universal Registration Document relating to the fiscal year 2020). This contract was revised in February 2019 further to changes in regulation regarding liquidity contracts.

The Board of Directors will inform you, in its Annual Report, of share purchases, transfers or cancellations and, as the case may be, of the allocation of shares acquired for the various objectives pursued.

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Presentation of resolutions within the competence of the Extraordinary Shareholders’ Meeting

Financial authorizations

(Nineteenth to thirtieth and thirty-second to thirty-fourth resolutions)

Shareholders are asked to authorize the Board of Directors to select, at any time, from a wide range of securities, including those giving access to Company shares, with or without shareholders’ preferential subscription rights, the most appropriate financial instrument for the Company’s development, taking into account the characteristics of the financial markets at the time in question:

(i)    overall authorizations (nineteenth to twenty-ninth resolutions) for periods of 26 months each, which is the maximum period set by the French Commercial Code, and limited in total (by the thirtieth resolution) to a nominal amount of 3 billion euros, allowing the issue, via various resolutions, with or without shareholders’ preferential subscription rights, of shares and securities giving immediate or future access to Company shares;

(ii)   additional authorization (thirty-third resolution) for an identical period of 26 months, concerning increases in the Company’s capital by way of incorporation of reserves, profits or premiums in a maximum nominal amount of 2 billion euros, independent of the overall authorization ceiling;

(iii)  additional authorization (thirty-second resolution) for a period of 18 months, concerning increases in the Company’s capital reserved for members of company savings plans established within the Group in a maximum nominal amount of 200 million euros.

The prospective amounts are presented in nominal terms, it being noted that Orange shares have a par value of 4 euros each.

In addition, as was the case during the Shareholders’ Meeting of May 21, 2019, each overall authorization is the subject of two separate resolutions: one authorizing your Board of Directors to use this authorization outside the period of a public tender offer for the Company’s securities, and the other (which immediately follows the previous one in terms of numbering for ease of reference) expressly authorizing your Board of Directors to use this authorization during the period of a public tender offer for the Company’s shares.

The Shareholders’ Meeting of May 19, 2020 authorized your Board of Directors, for a period of 18 months, to cancel all or part of the Orange shares purchased under the share Buyback program established by your Company, and, accordingly, to reduce the capital (twenty-first resolution of the Shareholders’ Meeting of May 19, 2020). As this delegation of authority expires on November 18, 2021, your Board of Directors asks you to terminate it, with immediate effect as of the date of the Shareholders’ Meeting, and to renew it for the same duration of 18 months (thirty-fourth resolution).

Together, these delegations of authority will provide the Board of Directors with the means enabling it, if necessary by means of a call on the financial markets, to quickly and flexibly raise the financial resources necessary for the development of your Company.

These delegations of authority give the Board of Directors the powers necessary to ensure their execution (record their completion, make any changes to the Bylaws, complete any formalities, etc.), with the right to delegate to Chairman and the Chief Executive Officer, pursuant to the law.

Finally, the summary table attached in the Appendix shows the transactions carried out during the 2020 fiscal year pursuant to these delegations of authority.

Nineteenth and twentieth resolutions

The nineteenth resolution is a delegation of authority to the Board of Directors to issue Company shares and complex securities, with shareholders’ preferential subscription rights, which may only be exercised outside the period of a public tender offer.

The Shareholders’ Meeting, using the legal mechanism of an overall delegation of authority, is asked to delegate its authority to the Board of Directors, for a period of 26 months, to issue, with shareholders’ preferential subscription rights,

(i)    Company shares,

(ii)   equity securities giving access to other equity securities or entitling the holder to the allocation of debt securities of the Company,

(iii)  securities giving access to equity securities to be issued,

(iv)  securities giving access to equity securities to be issued by a Subsidiary of the Company, and

(v)   equity securities giving access to existing equity securities or entitling holders to the allocation of debt securities of an entity in which the Company holds, directly or indirectly, rights in the capital, all within the limit of a maximum nominal capital increase of 2 billion euros, it being specified that any securities issued pursuant to this resolution will be taken into account for the application of the overall limit of 3 billion euros provided for specifically in the thirtieth resolution.

The twentieth resolution authorizes the Board of Directors to use the delegation of authority provided for in the nineteenth resolution during the period of a public tender offer for the Company’s shares, for the same duration and with the same ceiling.

Twenty-first to twenty-fourth resolutions

The twenty-first and twenty-third resolutions are delegations of authority to the Board of Directors to issue Company shares and complex securities, with the waiver of shareholders’ preferential subscription rights, exercisable only outside the period of a public tender offer.

The Shareholders’ Meeting is asked, using the legal mechanism of an overall delegation of authority, to delegate to the Board of Directors, for a period of 26 months, the authority to issue by way of public offering (twenty-first resolution) and/or by an offer addressed to qualified investors or to a restricted circle of investors within the meaning of the French Monetary and Financial Code, generally known as a "private placement" (twenty-third resolution), with the waiver of shareholders’ preferential subscription rights, (i) Company shares, (ii) equity securities giving access to other equity securities or entitling holders to the allocation of debt securities of the Company, (iii) securities giving access to equity securities to be issued, (iv) securities giving access to equity securities to be issued by a Subsidiary of the Company, and (v) equity securities giving access to existing equity securities or entitling holders to the allocation of debt securities of an entity in which the Company holds, directly or indirectly, rights in the capital, all within the limit of a maximum nominal capital increase of 1 billion euros, it being specified that any securities issued pursuant to these resolutions will be taken into account for the application of the overall limit of 3 billion euros provided for specifically in the thirtieth resolution.

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In addition, with regard to the twenty-third resolution, any capital increase(s) carried out pursuant to that resolution will be charged against the ceiling of the twenty-first resolution (1 billion euros), i.e. approximately 9% of the capital whereas the law allows a maximum of 20% of the capital.

Under these delegations of authority, the issue price must be at least equal to the minimum amount provided for by the laws and regulations in force at the time of the use of the delegation, adjusted, where necessary to take into account the difference in the date from which the shares of the Company or Subsidiary in question entitle holders to dividends.

Based on these elements, the Board of Directors would set the issue price of the securities issued, and, where applicable, the terms of remuneration of the debt securities, in the best interests of the Company and its shareholders, taking into account of all the parameters involved. To that end, it will take into account factors including the nature of the securities issued, trends in the broader stock market and in the market for the Orange Share, the relevant interest rates if the securities issued consist of debt securities, the number of ordinary shares to which those securities entitle holders and, more generally, all the characteristics of the securities issued.

The Board of Directors may also establish a priority right in favor of shareholders.

Under the regulations as they currently stand, the issue price of new shares issued as part of a public offering (twenty-first resolution) or as part of an offer addressed to qualified investors or to a restricted circle of investors within the meaning of the French Monetary and Financial Code (twenty-third resolution), with the waiver of shareholders’ preferential subscription rights, by a company whose shares are admitted to trading on a regulated market may not be lower than the weighted average of the prices of the three trading days preceding the beginning of the public offering within the meaning of the Regulation (EU) 2017-1129 of June 14, 2017, less, where applicable, a maximum discount of 10%.

Finally, the twenty-first and twenty-third resolutions exclude all issues of preference shares and securities giving immediate or future access to preference shares.

The twenty-second and twenty-fourth resolutions authorize the Board of Directors to use the delegations of authority provided for in the twenty-first and twenty-third resolutions respectively during the period of a public tender offer for the Company’s shares, for the same duration and with the same ceiling.

Twenty-fifth resolution

Delegation of authority to the Board of Directors to increase the number of securities to be issued in the event of the issue of securities

The purpose of this resolution, commonly known as the greenshoe option, is to authorize the Board of Directors, in the event of a capital increase with or without shareholders’ preferential subscription rights, to increase the number of shares to be issued in the event of excess requests, under legal conditions and subject to compliance with the ceiling provided for in the resolution pursuant to which the shares are issued.

This resolution can only be used for issues made pursuant to the nineteenth to twenty-fourth resolutions.

The system, which is governed by law, would give the Board of Directors the power to carry out additional capital increases under the same conditions as the initial issue. This makes it possible to increase the size of an issue in the event of excess demand (over-allotment) by shareholders, the public or specified investors, as the case may be.

Under the regulations as they currently stand, (i) the implementation of this delegation of authority must take place no later than within 30 days of the closing of the subscription period of the initial issue and (ii) the additional capital increase is limited to 15% of the initial issue and must take place at the same issue price as that used for the initial issue.

This delegation could only be used during a public tender offer for the Company’s shares if the twentieth and/or the twenty-second resolutions and/or the twenty-fourth resolutions were approved by the Shareholders’ Meeting.

Twenty-sixth and twenty-seventh resolutions

The twenty-sixth resolution is a delegation of authority to the Board of Directors for the purpose of issuing complex shares and securities, with the waiver of shareholders’ preferential subscription rights, in the event of a public exchange offer initiated by the Company, exercisable only outside the period of a public offer.

The purpose of this resolution is to enable the Company, pursuant to Article L. 22-10-54 of the French Commercial Code, to issue, with the waiver of shareholders’ preferential subscription rights, shares - or securities giving access to shares - to allow the realization of public exchange offers initiated in France or internationally.

Such shares or securities would be used, by way of exchange, to remunerate shareholders tendering shares of a company subject to a public exchange offer, whatever the form, primary or ancillary, initiated by the Company.

However, the benefit of the regime of Article L. 22-10-54 of the French Commercial Code is subject to the condition that the securities covered by the offer are admitted to trading on a regulated market of a State - such as France - party to the agreement on the European Economic Area or member of the OECD.

This is a procedure that authorizes the exchange of securities without the Company respecting the formalities imposed when making a contribution in kind.

The Board of Directors would be required to determine, at the time of any offer, the nature and characteristics of the shares or securities to be issued; the amount of the ensuing capital increase would depend on the result of the offer and the number of securities tendered for exchange, taking into account the exchange ratios set and the shares or securities issued.

This delegation of authority is granted in a nominal amount of 1 billion euros, which would be charged against the ceiling authorized pursuant to the twenty-first resolution relating to issues with the waiver of shareholders’ preferential subscription rights by way of public offering. This ceiling does not take into account the nominal amount of the Company shares that would have to be issued to preserve the rights of holders of securities giving access to Company shares, in accordance with the law; it would be given for the same duration of 26 months from the date of the Shareholders’ Meeting.

The terms of application of the twenty-third resolution would apply to issues carried out pursuant to this twenty-sixth resolution, with the exception of those relating to the issue price of shares and securities giving access to shares, and the priority right in favor of shareholders.

The twenty-seventh resolution authorizes the Board of Directors to use the authorization provided for in the twenty-sixth resolution during the period of a public tender offer for the shares of the Company, for the same duration and with the same ceiling.

Twenty-eighth and twenty-ninth resolutions

The twenty-eighth resolution is a delegation of authority to the Board of Directors to issue shares and complex securities, with the waiver of shareholders’ preferential subscription rights, as consideration for contributions in kind granted to the Company, which may only be exercised outside the period of a public tender offer.

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The purpose of this resolution is to delegate to the Board of Directors, for a period of 26 months, the authority to carry out a capital increase, with the waiver of shareholders’ preferential subscription rights, as consideration for contributions in kind granted to the Company in the form of equity securities or securities giving access to the capital.

This delegation of authority is granted in a nominal amount of 1 billion euros, which would be charged against the ceiling authorized pursuant to the twenty-first and the thirtieth resolution (as for the twenty-sixth resolution). In any event, this amount is below the legal ceiling of 10% of the share capital (as it will exist the date of this Shareholders’ Meeting) which, based on the share capital at December 31, 2020, represents a nominal amount of 1,064,022,639 euros.

It gives the Board of Directors the authority necessary to issue shares or securities giving access to existing or new Company shares as consideration for such contributions when Article L. 22-10-54 of the French Commercial Code is not applicable (public exchange offer, see the twenty-sixth resolution).

Shareholders’ preferential subscription rights to shares and securities thus issued would be waived in favor of holders of equity securities or securities offered as contributions in kind.

This delegation of authority also entails the waiver by shareholders of their preferential subscription rights to the shares to which the shares and securities prospectively issued may entitle them.

In the event of the implementation of the twenty-eighth resolution, the Board of Directors would rule on the report of the Contribution Auditor(s) under the same conditions as if the Shareholders’ Meeting had itself voted: it would accordingly have authority to approve the valuation of contributions in kind and the granting of special benefits, and to record the capital increase; it would also have authority to reduce the valuation of the contributions or the consideration paid for special benefits, if the contributors agree.

The twenty-ninth resolution authorizes the Board of Directors to use the delegation of authority provided for in the twenty-eighth resolution during the period of a public tender offer for the Company’s shares, for the same duration and with the same ceiling.

Thirtieth resolution

Overall limit on authorizations

The maximum nominal amount of capital increases, immediate and/or future, that may be carried out pursuant to the nineteenth to twenty-ninth resolutions is set at 3 billion euros.

Thirty-first resolution

Authorization given to the Board of Directors to allocate free shares of the Company to Corporate Officers and certain Orange group employees and involving the waiver of shareholders’ preferential subscription rights

Shareholders are once again asked this year to authorize the allocation of free Orange shares in the form of performance shares to Corporate Officers and certain employees of the Company or companies or groups affiliated with the Company (subsidiaries and shareholdings). This scheme is intended to offer Orange group Senior Management comparable schemes to those offered to managers holding comparable positions in other major groups.

Awards of this nature would fall within the framework of the long-term incentive plan (LTIP) established for Corporate Officers of the Company and members of the Executive Committee who are not Corporate Officers of the Company for the 2021-2023 period. This LTIP extends to employees designated as "Executives" and "Leaders" under the same terms (excluding the number of shares) and conditions. These terms and conditions are described in the Report on Corporate Governance produced by your Board of Directors (see Section 5.4.1.3 Compensation structure for Corporate Officers in 2021 of the Company’s Universal Registration Document relating to the fiscal year 2020).

The characteristics of this allocation have been reviewed and approved by your Board on the basis of the GCSERC’s recommendations:

−    the total number of shares may be allocated is limited to 0.07% of the share capital including the shares awarded to Corporate Officers of the Company, it being stated that the total number of these latter shares shall be limited to 100,000;

−    they will either be existing shares or newly-issued shares;

−    the duration of the authorization is limited to 12 months; the Board of Directors’ aim is to award the free shares soon after the Shareholders’ Meeting in order to allow an assessment of the performance conditions over the 2021-2023 period.

This authorization is subject to performance conditions relating to:

−    the amount of organic cash flow (for 50% of the final entitlement);

−    the relative change in the Total Shareholder Return (TSR) (for 30% of the final entitlement); and

−    CSR criteria (for 20% of the final entitlement), (i) half of which relates to CO2 emission reductions compared to 2015 (reduction targeted for this indicator) and (ii) half to the increase in the proportion of women in the Group’s management networks (increase targeted for this indicator) (see below).

The achievement of the organic cash flow target will be assessed on a multi-year basis over the entire 2021-2023 period. Its achievement will be measured in relation to the organic cash flow target established for that period as part of the Engage 2025 strategic plan. This criteria will be verified by applying a graduated system where achieving or exceeding this organic cash flow target over the period will result in 100% of the final entitlement for this criteria.

The relative change in the Orange Total Shareholder Return (TSR) will be assessed in comparison with the change in the telecommunication sector’s TSR. Change in the Orange TSR will be calculated by comparing the average Orange Share price between September 1, 2020 and December 31, 2020 (i.e. 9.69 euros) with the average Orange Share price between September 1, 2023 and December 31, 2023. The change in the telecommunication sector’s TSR will be calculated according to the same methodology using the Stoxx Europe 600 Telecommunications index or any other index replacing it as a benchmark. This criteria will then be verified according to the "hit or miss" principle.

The CO2 emission reduction criterion (Scopes 1 & 2 compared to 2015, as established under the GHG (Greenhouse Gas) Protocol covering greenhouse gases within the Kyoto Protocol), is measured at Group level. It allows the Group’s progress to be measured against the commitment made in its strategic plan to reduce its CO2 emissions by 30% compared to 2015 (Scopes 1 & 2). This commitment is set out on an annual basis in the environmental roadmaps developed by the CSR, Diversity, Partnerships and Solidarity Department with each Group entity, which are themselves an integral part of the budget process and the Company’s strategic plan. This criteria will then be assessed according to the "hit-or-miss" principle.

The calculation is based on the aggregation of the energy consumption of each country in the Group’s scope of consolidation, which is then translated into CO2 emissions, to which the IEA (International Energy Agency) conversion factors are applied for electricity consumption and those of the GHG Protocol for fuels (gas, oil, coal, gasoline, diesel and LPG). Energy consumption from renewable sources (produced by Orange or from consumption contracts with a guarantee of origin certificate from their suppliers) is subtracted from this calculation. The level of emissions used as a reference for 2015 is 1,451,012 metric tons of CO2.

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The criterion of increasing the proportion of women in the Group’s management networks will be established using the proportion of women who occupy given key positions and who are part of the "Leaders" and "Executives" management networks. An annual target is set, with the target for 2025, in accordance with the Engage 2025 strategic plan and the global agreement on gender equality in the workplace signed on July 17, 2019 with the UNI global union (international trade union federation), being a proportion of 35% women, in line with the proportion of women in the Group’s workforce, which stood at 36% at the end of 2020. This criterion reflects Orange’s strong intention to manage and prioritize this change. It necessitates specific efforts by the Group in terms of support and training, including technical training, for the Company’s female employees, both in France and abroad, and confirms the positioning of diversity and gender balance as levers for value creation.

The definitive acquisition of the shares (delivery to the beneficiaries) may not occur before the vesting date of March 31, 2024, it being stipulated that:

−    no lock-up period will be applicable to the beneficiaries;

−    the beneficiaries must still be employed within the Group on the last day of the period for assessing the performance conditions.

As an exception to the foregoing, the Company’s beneficiary Corporate Officers must hold at least 50% of the shares they receive until the end of their duties.

Thirty-second resolution

Delegation of authority to the Board of Directors to issue shares or complex securities reserved for members of savings plans and involving the waiver of shareholders’ preferential subscription rights

The purpose of this resolution is to permit the issue of shares or securities giving access to shares of the Company, to be subscribed in cash, in favor of members of the Orange group savings plan. Where applicable, under such issuance, shares or securities giving access to shares of the Company could be allocated free of charge, to replace all or part of the discount provided for hereinafter and/or the employer’s contributions.

The nominal amount of an immediate or future capital increase of the Company, resulting from all issuances carried out pursuant to this delegation, would be set at 200 million euros, without taking into account the nominal value of the shares to be issued, to preserve, in accordance with the law, the rights of the holders of the securities giving access to the shares.

The subscription price of the new shares would be equal to the average quoted share price during the 20 trading days preceding the day of the decision establishing the opening date of the subscription, reduced by the maximum discount provided for by law on the day the Board of Directors makes its decision, it being specified that the Board of Directors could reduce this discount if it deems appropriate.

Shareholders’ preferential subscription rights to shares thus issued would be waived in favor of the members of the Orange group savings plan.

The term of this delegation would be 18 months.

At December 31, 2020, Group employees held, via the mutual funds of the Group savings plan, 5.66% of the capital and 8.96% of the voting rights. At December 31, 2020, some employees also held Orange shares in registered form resulting from previous transactions (in particular free share award plan), representing 0.48% of the capital and 0.71% of voting rights.

Thirty-third resolution

Delegation of authority to the Board of Directors to increase the capital of the Company by incorporation of reserves, profits or premiums

The purpose of this resolution is to allow the capital to be increased by the incorporation of reserves, profits or premiums. The law subjects its approval by a vote by the Shareholders’ Meeting solely to the quorum and majority conditions required for Ordinary Shareholders’ Meetings. For this reason it is the subject of a special resolution.

The purpose of this delegation of authority is to authorize the Board of Directors, if it deems it necessary, either by creating new shares or by increasing the par value (currently 4 euros per share), to strengthen the share capital by incorporation of reserves or premiums for example.

Orange SA has share premiums amounting to 15, 8 billion euros.

The delegation of authority, which would also be granted for a period of 26 months, would allow the Board of Directors to proceed, on one or more occasions, with a capital increase within a maximum nominal amount of 2 billion euros, it being specified that this ceiling is set (i) without taking into account the par value of the Company’s shares that may be issued in view of adjustments made to protect the holders of securities giving future access to ordinary shares, and (ii) independently of ceilings for capital increases resulting from issues of shares or securities authorized pursuant to the nineteenth to twenty-ninth resolutions.

Thirty-fourth resolution

Authorization to cancel repurchased shares

The Board of Directors proposes that you authorize, for a period of 18 months from the date of the Shareholders’ Meeting, the cancellation of all or part of the Orange shares that may have been acquired, whether under the share Buyback program authorized under the eighteenth resolution, or under share Buyback programs prior or subsequent to the Shareholders’ Meeting, and consequently, to reduce the capital.

By law, total shares cancelled per 24-month period may not exceed 10% of the Company’s capital.

Thirty-fifth resolution

Powers for formalities

It is proposed, as is customary, that the Shareholders’ Meeting confer full powers on the holder of an original, a copy, or an extract of the minutes of the Shareholders’ Meeting for the purposes of carrying out all legal or administrative formalities and completing all filings and public disclosures provided for under current law.

If the Board of Directors’ proposals meet your approval, we request that you approve them by voting on the resolutions submitted to you, following review of the reports drawn up by the Statutory Auditors in accordance with applicable laws and regulations.

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The table below summarizes the ceilings for all authorizations put to the vote of the shareholders.

Nature of authorization	Resolution	Ceiling (in €)	Overall limit 30 th resolution (duration 26 months)	Duration	Expiration date
Allocation of performance shares to Corporate Officers, Executive Committee members and other members of Senior Management	31 st resolution	0.07% of the capital		12 months	May 17, 2022
Issue of shares with preferential subscription rights - outside the period of a public tender offer - during the period of a public tender offer	19 th resolution 20 th resolution	2 billion	3 billion	26 months	July 17, 2023
Issue of shares by way of public offering with waiver of preferential subscription rights - outside the period of a public tender offer - during the period of a public tender offer	21 st resolution 22 nd resolution	1 billion		26 months	July 17, 2023

Issue of shares by way of an offer addressed to qualified investors or to a restricted circle of investors with waiver of shareholders’ preferential subscription rights

-      outside the period of a public tender offer

-      during the period of a public tender offer

	23 rd resolution 24 th resolution	1 billion.		26 months	July 17, 2023
Increase in the number of shares to be issued in the event of a capital increase with or without preferential subscription rights	25 th resolution	15% of the initial issue		26 months	July 17, 2023
Issue of shares in the event of a public exchange offer initiated by the Company (1). - outside the period of a public tender offer - during the period of a public tender offer	26 th resolution 27 th resolution	1 billion		26 months	July 17, 2023
Issue of shares as consideration for contributions in kind granted to the Company (1) - outside the period of a public tender offer - during the period of a public tender offer	28 th resolution 29 th resolution	1 billion or 10% of the capital		26 months	July 17, 2023
Capital increase by incorporation of reserves, profits or premiums	33 rd resolution	2 billion		26 months	July 17, 2023
Capital increase reserved for members of savings plans	32 nd resolution	200 million		18 months	November 17, 2022
Capital reduction by cancellation of shares	34 th resolution	10% of the capital (representing, on the basis of the share capital at December 31, 2020,1,064,022,639)		18 months	November 17, 2022

(1)   Authorization for which the nominal amount of capital increase would be charged against the ceiling of 1 billion euros set in the twenty-first resolution.

Additional reports in the event delegations are used

Applicable rules

If the Board of Directors uses the delegations that your Shareholders’ Meeting has granted, it will draw up an additional report or, if such an additional report is not required, will inform you thereof in its Annual Report, in accordance with the laws and regulations in effect when the delegation is used.

In addition, when securities are issued pursuant to said delegations, the Statutory Auditors must draw up a report for the Board of Directors in accordance with the laws and regulations in effect when the delegation is used.

Current use

The table attached to this report shows the use made by the Board of Directors of the delegations granted for capital increases.

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Appendix

Summary table of delegations and authorizations granted by the Shareholders’ Meeting to the Board of Directors - Fiscal Year 2020

With the exception of the treasury share Buyback program specifically mentioned in the Universal Registration Document containing the Management Report, in accordance with paragraph 2 of Article L. 225-211 of the French Commercial Code, the table below summarizes, with respect to the 2020 fiscal year, all currently valid authorizations granted to the Board of Directors by the Shareholders’ Meeting, including the delegations of authority granted in respect of capital increases as required under paragraph 3 of Article L. 225-37-4 of the French Commercial Code.

Delegations granted by the Shareholders’ Meeting	Date of the Shareholders’ Meeting granting the delegation	Term of the delegation and expiration date	Total amount of the delegation (in euros)	Use made of the delegation during the fiscal year (in euros)	Balance (in euros)
Delegation of authority to the Board of Directors to issue, outside the period of a public tender offer, shares in the Company and complex securities, with shareholders’ preferential subscription rights. (16 th resolution)	May 21, 2019	26 months July 20, 2021	2 billion ()	-	2 billion
Delegation of authority to the Board of Directors to issue, outside the period of a public tender offer, shares in the Company and complex securities, with the waiver of shareholders’ preferential subscription rights. (18 th resolution)	May 21, 2019	26 months July 20, 2021	1 billion (1)	-	1 billion
Delegation of authority to the Board of Directors to issue, outside the period of a public tender offer, shares in the Company and complex securities, with the waiver of shareholders’ preferential subscription rights, as part of an offer provided for in Section II of Article L. 411-2 of the French Monetary and Financial Code (as drafted prior to the May and October 2019 Orders). (20 th resolution)	May 21, 2019	26 months July 20, 2021	1 billion (1)	-	1 billion
Delegation of authority to the Board of Directors to issue, outside the period of a public tender offer, shares in the Company and complex securities, with the waiver of shareholders’ preferential subscription rights, in the event of a public exchange offer initiated by the Company. (23 rd resolution)	May 21, 2019	26 months July 20, 2021	1 billion (1)	-	1 billion
Delegation of authority to the Board of Directors to issue, outside the period of a public tender offer, shares in the Company and complex securities, with the waiver of shareholders’ preferential subscription rights, as consideration for contributions in kind granted to the Company and comprised of equity securities or securities giving access to the Company’s capital. (25 th resolution)	May 21, 2019	26 months July 20, 2021	1 billion within the limit of 10% of the capital (1)	-	1 billion within the limit of 10% of the capital (1) 1,064,022,639
Delegation of authority to the Board of Directors to increase the capital of the Company by incorporation of reserves, profits or premiums. (30 th resolution)	May 21, 2019	26 months July 20, 2021	2 billion	-	2 billion
Authorization given to the Board of Directors to allocate free shares of the Company to Corporate Officers and certain employees. (19 th resolution)	May 19, 2020	12 months May 18, 2021	0.07% of the capital	0.066% of the capital	0.004% of the capital
Delegation of authority to the Board of Directors to carry out capital increases reserved for members of savings plans and involving the waiver of shareholders’ preferential subscription rights. (20 th resolution)	May 19, 2020	18 months November 18, 2021	200 million	-	200 million
Authorization granted to the Board of Directors to reduce the capital through the cancellation of shares. (21 st resolution)	May 19, 2020	18 months November 18, 2021	10% of the capital per 24-month period	-	10% of the capital per 24-month period

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6.7    Statutory Auditors’ Reports on resolutions and related party agreements

Statutory Auditors’ Report on related party agreements

Annual General Meeting held to approve the financial statements for the year ended December 31, 2020

This is a free translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

To the Annual General Meeting of Orange,

In our capacity as statutory auditors of your Company, we hereby present to you our report on related party agreements.

We are required to inform you, on the basis of the information provided to us, of the terms and conditions of those agreements indicated to us, or that we may have identified in the performance of our engagement, as well as the reasons justifying why they benefit the Company. We are not required to give our opinion as to whether they are beneficial or appropriate or to ascertain the existence of other agreements. It is your responsibility, in accordance with Article R. 225-31 of the French Commercial Code (Code de commerce), to assess the relevance of these agreements prior to their approval.

We are also required, where applicable, to inform you in accordance with Article R. 225-31 of the French Commercial Code (Code de commerce) of the continuation of the implementation, during the year ended December 31, 2020, of the agreements previously approved by the Annual General Meeting.

We performed those procedures which we deemed necessary in compliance with professional guidance issued by the French Institute of Statutory Auditors (Compagnie nationale des commissaires aux comptes) relating to this type of engagement. These procedures consisted in verifying the consistency of the information provided to us with the relevant source documents.

Agreements submitted for approval to the Annual General Meeting

We hereby inform you that we have not been notified of any agreements authorized during the year ended December 31, 2020 to be submitted to the Annual General Meeting for approval in accordance with Article 225-40 of the French Commercial Code (Code de commerce).

Agreements previously approved by the annual General Meeting

In accordance with Article R. 225-30 of the French Commercial Code (Code de commerce), we have been notified that the implementation of the following agreement, which was approved by the Annual General Meeting in prior years, continued during the year ended December 31, 2020.

With Novalis

Persons concerned

Corporate officers: Stéphane Richard, Chairman and Chief Executive Officer, Ramon Fernandez and Gervais Pellissier, Delegate Chief Executive.

Nature and purpose

On January 11, 2010, two amendments were made to current contracts with Novalis. These amendments extend health, death and disability insurance benefits coverage under Orange group’s contracts to corporate officers.

Both amendments were authorized by the Board of Directors on March 24, 2010 and approved by the Shareholders’ General Meeting on June 9, 2010.

Agreement for the requirements of the universal exhibition Dubaï 2020 with Compagnie Française des Expositions (COFREX), company completely owned by the French State

Persons concerned

Your Company’s directors: Ms Claire Vernet-Garnier, Anne Lange, directors representing the French State and Mr Nicolas Dufourcq (who was replaced by Mr Thierry Sommelet since January 10, 2021) representing BPI France Participations.

Nature and purpose

Agreement entered into with the COFREX as part of the preparation and organization of the French participation to the Dubaï 2020 universal exhibition under the terms of which your Company commits notably to providing a mobile phones fleet, to achieve the equipment of the network coverage and connectivity of all "Pavillon France", and other services such as supplying and installing dedicated equipment as well as their cabling and their interconnection.

The services to be provided by your Company are valuated at around M€ 1.8 for Pavillon France of the universal exhibition Dubaï 2020. Your Company will receive the Ambassadeur du Pavillon France status as a partner company.

The conclusion of this agreement was authorized by your Board of Directors of June 26, 2019 and approved by the Shareholders’ General Meeting on May 19, 2020. The agreement was entered into on December 20, 2019 and extended given the postponement of the Dubaï 2020 Universal Exhibition from October 1, 2021 to March 31, 2022, due to the Covid-19 pandemic.

Paris-La Défense, March 15, 2021

The Statutory Auditors

KPMG Audit	Ernst & Young Audit
Département de KPMG SA
Jacques Pierre	Yvon Salaün

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Statutory Auditors’ Report on the issue of shares and various marketable securities with and/or waiver of preferential subscription rights

Shareholder’s meeting of May 18, 2021 - Nineteenth to thirtieth resolution

This is a free translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors of your Company and in accordance with the procedures set forth in Articles L. 228-92 and L. 225-135 et seq. of the French Commercial Code ("Code de commerce"), we hereby report to you on the proposed delegations to the Board of Directors for various issues of shares and/or marketable securities, transactions on which you are asked to vote.

Your Board of Director proposes, based on its report:

−    that shareholders delegate to it, for a period of 26 months, the authority to decide the following transactions and set the final terms and conditions of these issues and, when necessary, proposes to waive your preferential subscription rights:

-     issue, with the maintenance of the preferential subscription right (19th resolution), (i) Company shares, (ii) market securities representing equity securities granting access to other equity securities or conferring entitlement to the allocation of debt securities of the Company, (iii) marketable securities granting access to equity securities to be issued, (iv) marketable securities to be issued granting access to equity securities to be issued by a company in which the Company holds, directly or indirectly, more than half the share capital (v) marketable securities representing equity securities of the company granting access to existing equity securities or conferring entitlement to the allocation of debt securities of an entity in which the Company holds, directly or indirectly, rights to the share capital, with consideration of a public offering for the securities of the Company;

−    authorize the utilization of the delegation of authority disclosed in the 19th resolution, during the period of public offering for the securities of the Company, for the equal duration (20th resolution);

−    issue with the waiver of the preferential subscription right by public offering (21st resolution) (i) Company shares, (ii) market securities granting access to other equity securities or conferring entitlement to the allocation of debt securities of the Company, (iii) marketable securities granting access to equity securities to be issued, (iv) marketable securities to be issued granting access to equity securities to be issued by a company in which the Company holds, directly or indirectly, more than half the share capital, (v) marketable securities representing equity securities of the company granting access to existing equity securities or conferring entitlement to the allocation of debt securities of an entity in which the Company holds, directly or indirectly, rights to the share capital, it is specified that this delegation cannot be used during the period of a public offering for the securities of the Company;

−    authorize the utilization of the delegation of authority disclosed in the 21st resolution, during the period of public offering for the securities of the Company, for the equal duration (22nd resolution);

−    issue, with the waiver of the preferential subscription rights in connection with an offer referred to in Section II of Article L. 411-2 of the French Monetary and Financial Code (Code monétaire et financier) and for up to a maximum of 20% of the share capital per year (23rd resolution), (i) Company shares, (ii) market securities granting access to other equity securities or conferring entitlement to the allocation of debt securities of the Company, (iii) marketable securities granting access to equity securities to be issued, (iv) marketable securities to be issued granting access to equity securities to be issued by a company in which the Company holds, directly or indirectly, more than half the share capital, (v) marketable securities representing equity securities of the company granting access to existing equity securities or conferring entitlement to the allocation of debt securities of an entity in which the Company holds, directly or indirectly, rights to the share capital, it is specified that this delegation cannot be used during the period of a public offering for the securities of the Company;

−    authorize the utilization of the delegation of authority disclosed in the 23rd resolution, during the period of public offering for the securities of the Company, for the equal duration (24th resolution);

−    issue, in the event of a public exchange offer initiated by your Company (26th resolution), (i) Company shares or (ii) market securities representing equity securities granting access to existing Company shares or conferring entitlement to the allocation of debt securities of the Company or (iii) marketable securities granting access to Company shares to be issued, with consideration that this delegation cannot be used during the period of a public offering for the securities of the Company;

−    to authorize the utilization of the delegation of power disclosed in the 26th resolution, during the period of a public offering for the securities of the Company, for the equal duration (27th resolution);

−    that shareholders delegate to it, for a period of 26 months, the power to proceed with the issue of (i) Company shares or (ii) market securities representing equity securities granting access to existing Company shares or conferring entitlement to the allocation of debt securities of the Company or (iii) marketable securities granting access to Company shares to be issues, in consideration for contributions in-kind granted to the Company and comprises of equity or marketable securities granting access to the Company’s share capital, for up to a maximum of 10% of the share capital (28th resolution) with consideration that this delegation cannot be used during the period of a public offering for the securities of the Company;

−    authorize the utilization of the delegation of power disclosed in the 28th resolution, during the period of a public offering for the securities of the Company, for the same period (29th resolution).

The total par value amount of share capital increases likely to be carried out immediately or in the future may not exceed 2 billion euros pursuant to the 19th and 20th resolution and 1 billion euros pursuant to the 21st, 22nd, 23rd,24th, 26th, 27th, 28thand 29th resolution, and is limited to the total amount of 3 billion euros, as determined by the 30th resolution.

These limits take into account the additional number of securities to be created pursuant to the delegations set forth in the 19th,20th,21st, 22nd,23rd and 24th resolutions, under the conditions set forth in Article L. 225-135-1 of the French Commercial Code, should you adopt the 25th resolution.

It is the responsibility of the Board of Directors to prepare a report in accordance with Article R-225-113 et seq. of the French Commercial Code. It is our responsibility to report on the fairness of the financial information taken from the financial statements, on the proposed waiver of preferential subscription rights and on other information relating to the transactions, provided in this report.

We performed the procedures that we considered necessary in accordance with the professional guidelines of the French National Institute of statutory Auditors (Compagnie nationale des commissaires aux comptes) applicable to this engagement. Such procedures consisted in verifying the content of the Board of Directors’ report relating to these transactions and the terms and conditions linked to the issue price of the equity securities to be issued.

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Subject to our subsequent review of the terms and conditions of the issues that may be decided, we have no comment to make on the terms and conditions linked to the issue price of the equity securities to be issues, as presented in the Board of Directors’report, pursuant to the 21st, 22nd, 23rd and 24th resolutions.

Furthermore, as the report does not include information on the terms and conditions under which the issue price of the equity securities to be issued will be determined pursuant to the 19th, 20th, 26th, 27th, 28th and 29th resolutions, we cannot express an opinion on the issue price calculation inputs.

As the final terms and conditions of the issues have not been determined, we do not express an opinion theron and, as such, on the proposed waiver of preferential subscription rights submitted for your approval in the 21st, 22nd and 23rd resolutions.

In accordance with Article R. 255-116 of the French Commercial Code, we will issue an additional report should these delegations be used by our Board of Directors, in the event of the issue of market securities representing equity securities granting access to other equity securities or conferring entitlement to the allocation of debt securities in the event of the issue of shares with the waiver of the preferential subscription rights.

Paris-La Défense, March 15, 2021

The Statutory Auditors

KPMG Audit	Ernst & Young Audit
Département de KPMG SA
Jacques Pierre	Yvon Salaün

Statutory Auditors’ Report on the authorization of free allocation of existing shares or shares to be issued to Corporate Officers and certain Orange group employees

Combined Shareholders’ Meeting of May 18th - Thirty-first resolution

This is a free translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

To the Shareholders,

In our capacity as statutory auditors of your Company and and in compliance with Article L. 225-197-1 of the French Commercial Code (Code de commerce), we hereby report on the proposed free allocation of existing shares or shares to be issued, reserved for Corporate Officers (within the meaning of Article L. 225-197-1 Part II of the French Commercial Code) and certain employees of the Company or companies or groups affiliated with the Company within the meaning of Article L. 225-197-2 of the French Commercial Code, an operation upon which you are called to vote.

The total number of shares awarded as free shares pursuant to this resolution shall not represent more than 0.07% of the capital of the Company on the date of this Shareholders’ Meeting, it being stated that the total number of shares awarded as free shares to Corporate Officers of the Company under this resolution shall not exceed 100,000 shares.

It is the responsibility of the Board of Directors to prepare a report on the proposed operation. Our role is to report on any matters relating to the information regarding the proposed operation.

We have performed those procedures which we considered necessary to comply with the professional guidance issued by the French national auditing body (Compagnie nationale des commissaires aux comptes) for this type of engagement. These procedures consisted mainly in verifying that the proposed methods described in the Board of Directors’ report comply with the legal provisions governing such operations.

We have no matters to report as to the information provided in the Board of Directors’ report relating to the proposed free allocation of shares.

Paris-La Défense, March 15, 2021

The Statutory Auditors

KPMG Audit	Ernst & Young Audit
Département de KPMG SA
Jacques Pierre	Yvon Salaün

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Statutory Auditors’ report on the issue of shares or marketable securities reserved for members of Company savings scheme

Annual General Meeting dated May 18, 2021 - Thirty-second resolution

This is a translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

To the Shareholders,

In our capacity as statutory auditors of your Company and in compliance with Articles L. 228-92 and L. 225-135 et seq. of the French Commercial Code (Code de commerce), we hereby report on the proposal to authorize your Board of Directors to decide whether to proceed with an issue in one or several stages of (i) your Company‘s shares or (ii) securities that are equity securities giving access to existing shares of your Company or to the allocation of debt securities of the Company or (iii) securities giving access to shares to be issued of your Company, with cancellation of preferential subscription rights, reserved for members of Company savings scheme (and/or members of any other plan for which Article L. 3332-18 of the French Labor Code (Code du travail) allows a reserved capital increase under similar conditions) set up within your Company or the within the Group, an operation upon which you are called to vote. The maximum nominal amount is set at M€ 200.

For the purpose of this authorization, Group shall mean your Company and French or foreign entities falling within the consolidation scope of your Company’s financial statements in accordance with Articles L. 3344-1 and L. 3344- 2 of the French Labor Code (Code du travail).

This issue is submitted for your approval in accordance with Articles L. 225-129-6 of the French Commercial Code (Code de commerce) and L. 3332-18 et seq. of the French Labor Code (Code du travail).

Your Board of Directors proposes that, on the basis of its report, it be authorized for a period of eighteen months to decide an issue and to waive your preferential subscription rights to the marketable securities to be issued. If necessary, it will be responsible for determining the final issue conditions for this transaction.

It is the responsibility of the Board of Directors to prepare a report in accordance with Articles R. 225-113 et seq. of the French Commercial Code (Code de commerce). Our role is to report on the fairness of the financial information taken from the accounts, on the proposed cancellation of preferential subscription rights and on other information relating to the issue provided in the report.

We have performed those procedures which we considered necessary to comply with the professional guidance issued by the French Institute of Statutory Auditors (Compagnie nationale des commissaires aux comptes) for this type of engagement. These procedures consisted in verifying the information provided in the Board of Directors’ report relating to this operation and the methods used to determine the issue price of the capital securities to be issued.

Subject to a subsequent examination of the conditions for the issue that would be decided, we have no matters to report as to the methods used to determine the issue price of the capital securities to be issued provided in the Board of Directors’ report.

As the final conditions for the issue have not yet been determined, we cannot report on these conditions and, consequently, on the proposed cancellation of preferential subscription rights.

In accordance with Article R. 225-116 of the French Commercial Code (Code de commerce), we will issue a supplementary report, if necessary, when your Board of Directors has exercised this authorization in case of the issue of shares or securities that are equity securities giving access to other capital securities and in case of the issue of equity securities giving access to capital securities to be issued.

Paris-La Défense, March 15, 2021

The Statutory Auditors

KPMG Audit	Ernst & Young Audit
Département de KPMG SA
Jacques Pierre	Yvon Salaün

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Statutory auditors’ report on the reduction in capital

Annual General Meeting dated May 18, 2021 - Thirty-fourth resolution

This is a free translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

To the Shareholders,

In our capacity as statutory auditors of your Company and in compliance with Article L. 225-209 of the French Commercial Code (Code de commerce) in respect of the reduction in capital by the cancellation of repurchased shares, we hereby report on our assessment of the terms and conditions for the proposed reduction in capital.

Your Board of Directors requests that it be authorized, for a period of eighteen months, to proceed with the cancellation of shares the Company was authorized to repurchase, representing an amount not exceeding 10% of its total share capital, by periods of twenty-four months in compliance with the article mentioned above.

We have performed those procedures which we considered necessary in accordance with professional guidance issued by the French Institute of Statutory Auditors (Compagnie nationale des commissaires aux comptes) for this type of engagement. These procedures consisted in verifying that the terms and conditions for the proposed reduction in capital, which should not compromise equality among the shareholders, are fair.

We have no matters to report as to the terms and conditions of the proposed reduction in capital.

Paris-La Défense, March 15, 2021

The Statutory Auditors

KPMG Audit	Ernst & Young Audit
Département de KPMG SA
Jacques Pierre	Yvon Salaün

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Annual General meeting held to approve the financial statements for the year ended December 31, 2020

Statutory auditors’ attestation on the information communicated in accordance with the requirements of Article L. 225-115 4° of the French Commercial Code relating to the total amount of remuneration paid to the highest-paid employees for the year ended December 31, 2020

This is a free translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with and construed in accordance with French law and professional standards applicable in France.

To the Annual General Meeting of Orange,

In our capacity as statutory auditors of your Company and in compliance with the requirements of Article L. 225- 115 4° of the French Commercial Code (Code de commerce), we have prepared this attestation on the information relating to the total amount of remuneration paid to the highest-paid employees for the year ended December 31, 2020, contained in the attached document.

This information was prepared under the Board of Directors’ responsibility. Our role is to attest this information.

In the context of our role as statutory auditors (Commissaires aux comptes), we have audited the annual financial statements of your company for the year ended December 31, 2020. Our audit was conducted in accordance with professional standards applicable in France, and was planned and performed for the purpose of forming an opinion on the annual financial statements taken as a whole and not on any individual component of the accounts used to determine the total amount of remuneration paid to the highest-paid employees. Accordingly, our audit tests and samples were not carried out with this objective and we do not express any opinion on any components of the accounts taken individually.

We performed those procedures which we considered necessary to comply with the professional guidance issued by the French Institute Statutory Auditors (Compagnie nationale des commissaires aux comptes) for this type of engagement. These procedures, which constitute neither an audit nor a review, consisted in performing the necessary reconciliations between the total amount of remuneration paid to the highest-paid employees and the accounting records, and verifying that it is consistent with the data used to preparethe annual financial statements for the year ended December 31, 2020.

On the basis of our work, we have no matters to report on the reconciliation of the total amount of remuneration paid to the highest-paid employees contained in the attached document and amounting to € 9,627,085 (nine million six hundred and twenty-seven thousand eighty-five euros), with the accounting records used to prepare the annual financial statements for the year ended December 31, 2020.

This attestation shall constitute certification as accurate of the total amount of remuneration paid to the highest-paid employees within the meaning of Article L. 225-115 4°of the French Commercial Code.

This attestation has been prepared solely for your attention within the context described in the first paragraph and should not be used, distributed or referred to for any other purpose.

Paris-La Défense, March 15, 2021

The Statutory Auditors

KPMG Audit	Ernst & Young Audit
Département de KPMG SA
Jacques Pierre	Yvon Salaün

Total amount of remuneration paid to the highest paid employees

The total amount [1] of salaries, allowances and various indemnities, fees or benefits in kind, paid to the ten highest paid employees during the fiscal year 2020 amounts to € 9,627,085 (nine million six hundred and twenty-seven thousand eighty-five euros).

Paris, February 17, 2021

The Chief Executive Officer

Stéphane Richard

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[1]     Excluding the Orange performance shares delivered on April 1, 2020 under the LTIP 2017 2019 plan.

7.       Appendix

7.1         Cross-reference tables

7.1.1       Universal Registration Document (URD)

7.1.2       Annual Financial Report

7.1.3       Management Report of the Board of Directors

7.1.4       Corporate Governance Report of the Board of Directors

7.1.5       Documents sent to shareholders upon request

7.2         Glossaries

7.2.1       Financial glossary

7.2.2       Glossary of technical terms

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7.1    Cross-reference tables

7.1.1      Universal Registration Document (URD)

Headings of Annexes 1 and 2 of Commission Delegated Regulation (EU) 2019/980 of March 14, 2019		URD
		Section	Pages
1.	Persons responsible
1.1	Name and function of the persons responsible for the information		1
1.2	Declaration of the persons responsible		1
1.3	Expert statement or report	N/A
1.4	Information from third parties	N/A
1.5	Declaration without prior approval of the competent authority		1
2.	Statutory Auditors
2.1	Names and addresses	3.5.1	281
2.2	Changes	3.5.1	281
3.	Risk factors	2.1	56-62
4.	Information about the issuer
4.1	Legal and commercial name	1.1.1	4
4.2	Place, registration number and legal entity identifier (LEI)	1.1.1	4
4.3	Date of incorporation and length of life	1.1.1	4
4.4	Registered office, legal form, website and applicable legislation	1.1.1	4
5.	Business overview
5.1	Principal activities	1.4	22-34
5.2	Principal markets	1.2.1, 1.4	6-8, 22-34
5.3	Important events in the development of the issuer’s business	1.1.4, 1.3	6, 16-21
5.4	Issuer’s strategy and objectives	1.2.2, 3.2.2	8-11, 123
5.5	Dependence on patents or licenses, industrial, commercial or financial contracts or new manufacturing processes	1.6.2, 2.1.2	38, 59
5.6	Competitive position	1.4	22-34
5.7	Investments
5.7.1	Material investments made	3.1.2.5.1	95-97
5.7.2	Material investments in progress or for which firm commitments have already been made	3.3 note 16.1	232-234
5.7.3	Significant joint ventures and equity investments	3.3 notes 12, 13.7, 20 3.4.1 note 4.2	205, 214-215, 243-244 254-256
5.7.4	Environmental issues that may affect the issuer’s use of its property, plant and equipment	2.1.1, 2.1.4, 4.4	56-58, 60-62, 316-325
6.	Organizational structure
6.1	Brief description of the Group and diagram of the organizational structure	1.1	4-5
6.2	List of significant subsidiaries	3.3 note 20	243-244
7.	Operating and financial review
7.1	Financial condition	3.1	86-122
7.1.1	Analysis of the development and performance of the issuer’s business and of its position	3.1.1-3.1.3	87-113
7.1.2	Likely future development of the issuer’s business and Research & Development activities	1.6	37-39
7.2	Operating results	3.1.2.1-3.1.2.2	89-94
7.2.1	Significant factors materially affecting the issuer’s income from operations	1.3, 3.1.2.1-3.1.2.2	16-21, 89-94

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Headings of Annexes 1 and 2 of Commission Delegated Regulation (EU) 2019/980 of March 14, 2019		URD
		Section	Pages
7.2.2	Discussion of the reasons for material changes in net sales or revenues	3.1.1.2, 3.1.2.1.1	88-89, 89 -90
8.	Capital resources
8.1	Information concerning the issuer’s capital resources	3.3 note 15, 6.1	226-232, 374
8.2	Issuer’s cash flows	3.1.4.1, 3.3	113-116,124-245
8.3	Borrowing requirements and funding structure	3.1.4.2	116-117
8.4	Restrictions on the use of capital resources	N/A
8.5	Anticipated sources of funds	3.3 note 14.3	220-222
9.	Regulatory environment	1.7	39-53
10.	Trend information
10.1	Most significant recent trends and significant changes in the Group’s financial performance since the end of the last financial period	3.2.1	123
10.2	Trends and uncertainties likely to have a significant influence on outlook	1.2.1, 2.1	6-8, 56-62
11.	Profit forecasts or estimates
11.1	Published profit forecasts or estimates	3.2.2	123
11.2	Principal assumptions	1.2.1, 1.2.2, 1.4	6-8, 8-11, 22-34
11.3	Declaration of comparability with historical financial information and compliance with accounting methods	3.2.2	123
12.	Administrative, management, and supervisory bodies and senior management
12.1	Composition of management and supervisory bodies	5.1	334-347
12.2	Administrative, management and supervisory bodies and senior management conflicts of interest	5.1.4.3	347
13.	Remuneration and benefits
13.1	Amount of remuneration paid and benefits in kind granted to members of management and supervisory bodies	5.4.1-5.4.2	359-370
13.2	Total amounts set aside or accrued to provide for pensions, retirement or similar benefits	5.4.1	359-369
14.	Board practices
14.1	Date of expiration of the current terms of office	5.1.1	334-338
14.2	Service contracts providing for benefits upon termination of employment	5.4.1.1	360
14.3	Committees of the Board of Directors	5.2.1.6, 5.2.1.8	351-352, 353-356
14.4	Statement of compliance with the Corporate Governance regime applicable in France	5.3	359
14.5	Potential material impacts on the Corporate Governance	N/A
15.	Employees
15.1	Number of employees and breakdown of persons employed	4.2.1	298-301
15.2	Share ownership and stock options held by members of management and supervisory bodies	5.1.4.2 5.1.4.4	346 347
15.3	Arrangements for involving the employees in the capital of the issuer	4.2.2	301-303
16.	Major shareholders
16.1	Shareholders holding more than 5% of the capital	6.2.1	375
16.2	Existence of different voting rights	6.4.1	377
16.3	Control of the issuer	6.2.2	376
16.4	Arrangements the operation of which may result in a change in control of the issuer	N/A
17.	Related party transactions	3.3 note 5.7, 3.4.1 note 8	172 272

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Headings of Annexes 1 and 2 of Commission Delegated Regulation (EU) 2019/980 of March 14, 2019		URD
		Section	Pages
18.	Financial information concerning the issuer’s assets and liabilities, financial position and profits and losses
18.1	Historical financial information	3.3, 3.4.1	124-245, 247-278
18.2	Interim and other financial information	N/A
18.3	Auditing of historical annual financial information	3.5.2	281-290
18.4	Pro forma financial information	N/A
18.5	Dividend policy	6.3	376
18.6	Legal and arbitration proceedings	3.3 note 18, 3.4.1 note 7	241-243 271-272
18.7	Significant change in the issuer’s financial position	3.2.1	123
19.	Additional information
19.1	Share capital
19.1.1	Amount of issued capital and (number of shares)	3.3 note 15, 6.1.1	226-232, 374
19.1.2	Shares not representing capital	N/A
19.1.3	Shares held by the issuer or its subsidiaries	6.1.4	374-375
19.1.4	Convertible or exchangeable securities or securities with warrants	6.1.2	374
19.1.5	Acquisition rights and/or obligations over authorized but unissued capital	N/A
19.1.6	Information about any capital of any member of the Group which is under option or agreed to be put under option	N/A
19.1.7	History of share capital	6.1.1	374
19.2	Memorandum and Articles of Association
19.2.1	Register and corporate purpose	1.1.1	4
19.2.2	Rights, preferences and restrictions attached to shares	6.4.1	377
19.2.3	Provisions of the issuer’s articles of association, statutes, charter or Bylaws that would have an effect of delaying, deferring or preventing a change in control of the issuer	N/A
20.	Material contracts	3.3 notes 4.2 and 14.3	161-163, 220
21.	Documents available		1

N/A: not applicable.

7.1.2      Annual Financial Report

The Annual Financial Report required by Article L. 451-1-2 of the French Monetary and Financial Code and Article 222-3 of the AMF General Regulation, and reporting on the items mentioned below, is included in this Universal Registration Document.

Items required by Articles L. 451-1-2 of the French Monetary and Financial Code and 222-3 of the AMF General Regulation	URD
	Section	Pages
Consolidated financial statements (IFRS)	3.3	124-245
Annual financial statements (French GAAP)	3.4.1	247-278
Management Report	See Cross-reference Table 7.1.3
Declaration by the person responsible		1
Report of the Statutory Auditors on the consolidated financial statements	3.5.2.1	281-286
Report of the Statutory Auditors on the annual financial statements	3.5.2.2	287-290

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7.1.3      Management Report of the Board of Directors

The Management Report of the Board of Directors to the Shareholders’ Meeting, required by Article L. 225-100 of the French Commercial Code and reporting on the items mentioned below is included in this Universal Registration Document. It was approved by the Board of Directors of Orange SA on February 17, 2021.

Items required by the French Commercial Code, Monetary and Financial Code, Universal Registration Document, the General Tax Code, and by the General Regulations of the AMF	URD
	Section	Pages
Activity
Analysis of the business performance, results and financial position of the Company during the past fiscal year (L. 225-100-1 and L. 232-1 of the French Commercial Code)	3.4.1-3.4.2	247-280
Analysis of the business performance, results and financial position of the Group during the past fiscal year (L. 225-100-1 II and L. 233-26 of the French Commercial Code)	3.1	86-322
Results of subsidiaries and controlled companies by business segment (L. 233-6 of the French Commercial Code)	3.1.3	97-113
Research and development activities (L. 232-1 and L. 233-26 of the French Commercial Code)	1.6	37-38
Description of the principal risks and uncertainties (L. 225-100-1 of the French Commercial Code)	2.1	56-62
Information on financial risks related to the effects of climate change and measures taken by the company to reduce them (L. 22-10-35 of the French Commercial Code)	2.1.1, 2.1.4, 2.2.4.4, 4.4.2.3	58, 61-62, 79-81, 322-323
Group’s policy concerning financial risk management and exposure to price, credit, liquidity and cash risks (L. 225-100-1 of the French Commercial Code)	3.1.4.2.3 3.3 note 14	117 219-225
Add-back of operating expenses and extravagant expenses (Art. 39.4 and 223 quater, Art. 39.5 and 223 quinquies of the General Tax Code)	3.4.2.2	279
Information on supplier payment terms (L. 441-14 of the French Commercial Code)	3.4.2.4	279
Five-year summary of results (R. 225-102 of the French Commercial Code)	3.4.2.5	280
Information on trends (L. 232-1 and L. 233-26 of the French Commercial Code)	3.1.2.5.3, 3.2.2	98- 99, 123
Material events subsequent to the balance sheet date (L. 232-1 and L. 233-26 of the French Commercial Code)	3.2.1, 3.3. note 19	123, 243
Main characteristics of the internal control and risk management procedures pertaining to the preparation and processing of accounting and financial information (L. 22-10-35 of the French Commercial Code)	2.2.3.1	67- 68
II. Consolidated Non-Financial Statement (L. 225-102-1, L. 22-10-36 and R. 225-105 of the French Commercial Code)
Business model	1.2.3	12- 15

Main risks relating to the employment-related and environmental consequences of Orange’s activities, including the risks arising from climate change and those related to the impacts of our business on respect for human rights, anti-corruption measures and tax avoidance

	2.1.4 4.6	60- 62 327- 329
Policies to prevent, identify and mitigate risks	2.2.2, 2.2.4, 4.6	66- 67, 70-83, 327-329
Effectiveness of our policies and key
- employment-related performance indicators	4.2	298- 307
- environmental performance indicators	4.4	316- 325
- and community and sustainable development performance indicators	4.1, 4.3, 4.5	294- 297, 308- 316, 326
III. Vigilance plan (L. 225-102-4 of the French Commercial Code)
Risk mapping	2.1.4, 4.6	60- 62, 327- 329
Procedures for evaluating the position of subsidiaries, subcontractors and suppliers	2.2, 4.6	62- 83, 327- 329
Actions taken to mitigate risks and prevent abuses	2.2, 4.1.3, 4.2.5, 4.4, 4.5, 4.6	62- 83, 296- 297, 304- 306, 316- 325, 326, 327- 329

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Items required by the French Commercial Code, Monetary and Financial Code, Universal Registration Document, the General Tax Code, and by the General Regulations of the AMF	URD
	Section	Pages
Alert mechanism	2.2.4.1.2, 4.1.2, 4.6	71- 73, 295- 296, 327- 329
Monitoring mechanism and assessment of measures taken	4.6	327- 329
IV. Legal information and information related to shareholding
Employee shareholdings at the year-end (L. 225-102 of the French Commercial Code)	6.2.1	375
Identity of shareholders holding more than 5%; treasury shares (L. 233-13 of the French Commercial Code)	6.2.1	375
Information on share buybacks (L. 225-211 of the French Commercial Code)	6.1.4	374- 375
Dividends distributed for the last three fiscal years (243 bis of the General Tax Code)	6.3	376
Equity investment in or takeover of companies having their registered office in France (L. 233-6 of the French Commercial Code)	3.4.2.3	279
Summary of transactions by Corporate Officers on company securities (L. 621-18-2 and R. 621-43-1 of the French Monetary and Financial Code, and 223-22 A and 223-26 of the AMF General Regulation)	5.1.4.2	346
V. Miscellaneous
Information on loans granted to other companies (L. 511-6 and R. 511-2 1-3 of the French Monetary and Financial Code)	N/A	-
List of company branches abroad (L. 232-1 of the French Commercial Code)	N/A	-

7.1.4      Corporate Governance Report of the Board of Directors

The report of the Board of Directors required by Article L. 225-37 of the French Commercial Code and reporting on the items indicated below, is included in this Universal Registration Document. It was approved by the Board of Directors of Orange SA on February 17, 2021.

The Statutory Auditors’ Report on the Board of Directors’ report on Corporate Governance is included in their report on the separate annual financial statements.

Information required by Article L. 22-10-8 et seq. of the French Commercial Code	URD
	Section	Pages
Composition of the Board of Directors	5.1.1	334- 338
Directorships and offices held in any company by each of the corporate officers during the year	5.1.4.1	341- 344
Application of the principle of balanced representation between women and men on the Board of Directors	5.2.1.3	349- 350
Information on gender balance in the 10% most senior positions	4.3.3.2	312- 313
Information on balanced representation between women and men on the committee assisting the General Management (Executive Committee)	4.3.3.2	312- 313
Information on balanced representation between women and men in governing bodies	2.2.4.2.4	77- 78
Conditions of preparation and organization of the work of the Board of Directors	5.2.1.4-5.2.1.9	350- 356
Description of the procedure for evaluating current agreements implemented	5.2.1.10	356- 357
Limits on the powers of the Chief Executive Officer	5.2.2.2	357
Reference to a Code of Corporate Governance	5.3	359
Special procedures regarding shareholder participation at Shareholders’ Meetings	6.4.3	377- 378
Items relating to the compensation policy for corporate officers	5.4.1.3	366- 369
Total compensation and benefits of any kind paid to each corporate officer	5.4.1.2	361- 366
Difference in the compensation of corporate officers and employees	5.4.1.2	361- 366
Factors that may have an impact in the event of a public tender or exchange offer	5.2.1.1, 6.2	348, 375- 376
Related party agreements and commitments	6.7	398- 403
Summary table of delegations and authorizations granted by the Shareholders’ Meeting to the Board of Directors to increase the Company’s capital and use made of these delegations during the fiscal year (L. 225-37-4 of the French Commercial Code)	6.6	388- 397

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7.1.5      Documents sent to shareholders upon request

The documents required by Article R. 225-88 of the French Commercial Code (documents sent to shareholders who request them prior to the Annual Shareholders’ Meeting) included in this Universal Registration Document are listed below. Other documents required by this article are included in the notice of meeting sent to shareholders and are, together with the Group’s Social Audit Report, available on the www.orange.com website, under the heading Finance/Shareholders’ Meeting.

Elements required by Article R. 225-88 of the French Commercial Code	URD
	Section	Pages
List of directors and Chief Executive Officers and offices held	5.1.1-5.1.2 5.1.4.1	334-339 341-344
Text of draft resolutions	6.5	378- 387
Report of the Board of Directors to the Shareholder’s Meeting	6.6 (also see Cross-reference Table 7.1.3)	388- 397
Statutory Auditors’ Special Report on regulated agreements	6.7	398- 403
Statutory Auditors’ Report on the resolutions proposed to the General Meeting	6.7	398- 403
Annual financial statements	3.4	246- 280
Allocation of income	6.6	388- 397
Statutory Auditors’ General Report on the annual financial statements	3.5.2.2	387- 290
Consolidated financial statements	3.3	124- 245
Group Management Report	3.1	86- 122
Corporate Governance Report of the Board of Directors	See Cross-reference Table 7.1.4
Statutory Auditors’ Report on items that could have an effect in case of public tender or exchange offer	3.5.2.2	387- 290
Summary table of delegations of authority and powers concerning capital increases	6.6	388- 397

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7.2    Glossaries

7.2.1      Financial glossary

Average number of employees (full-time equivalents): average number of active employees over the reporting period, prorated for their work time, including both permanent contracts and fixed-term contracts.

Change in working capital requirement: change in working capital requirement is made up of:

−    the Change in working capital requirement for operations, which is made up of (i) the changes in gross inventories, (ii) the change in gross trade receivables, (iii) the change in trade payables for other goods and services, and (iv) the change in customer contract assets and liabilities; and

−    Change in working capital requirements excluding operations which includes the change in other assets and liabilities (excluding receivables and payables related to operating taxes and levies).

Commercial expenses, equipment and content costs: see External purchases.

Convergent ARPO: average revenue per customer from convergent offers (Average Revenue Per Offer, ARPO) for the period are calculated by dividing (i) the revenue from retail convergent offers invoiced to customers (excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of retail convergent offers over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Convergent ARPO is expressed in monthly revenue per convergent offer customer.

Convergent services: see Revenue.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period (see Section 3.1.5.1 Data on a comparable basis). The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended, as well as the average exchange rates used for the Consolidated income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 3.1.5 Financial indicators not defined by IFRS).

Data on a historical basis: data for past periods as reported in the consolidated financial statements of the current financial period.

EBITDAaL or "EBITDA after Leases": operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on lease liabilities and interest on debts related to financed assets, and (iii) adjusted for significant litigation, specific labor expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific items that are systematically specified in relation to income and/or expenses (see Note 1 to the consolidated financial statements). EBITDAaL is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 3.1.5 Financial indicators not defined by IFRS).

EBITDAaL - eCAPEX: EBITDAaL (see definition of this term) minus eCAPEX (see definition of this term). The "EBITDAaL - eCAPEX" indicator is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 3.1.5 Financial indicators not defined by IFRS).

eCAPEX or "economic CAPEX": investments in intangible assets and property, plant and equipment excluding telecommunications licenses and financed assets, less the price of disposal of property, plant and equipment and intangible assets (see Note 1.5 to the consolidated financial statements).e-CAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 3.1.5 Financial indicators not defined by IFRS).

Economic CAPEX: see eCAPEX.

Equipment sales: see Revenue.

External data: data after elimination of internal flows between the consolidation scopes taken into consideration.

External purchases: external purchases include the following operating expenses, excluding lease contracts falling within the scope of application of IFRS 16 (see Note 6.1 to the consolidated financial statements):

−    Commercial and equipments expenses and content rights: cost of handsets and other equipments sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding expenses, and content costs;

−    Service fees and inter-operator costs: network expenses and interconnection costs;

−    Other network expenses and IT expenses: outsourcing expenses for operations and technical maintenance, IT expenses;

−    and Other external purchases: overheads, real estate fees, purchases of other services and service fees, purchases of equipment and other supplies held in inventory, call center outsourcing expenses and other external services, net of capitalized goods and services produced.

Financial investments: acquisitions of investment securities (net of cash acquired) and changes in ownership interests with no gain of control in subsidiaries.

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Fixed only broadband ARPO: average revenue per customer of fixed only offers (Average Revenue Per Offer, ARPO) for the period are calculated by dividing (i) the revenue from fixed only broadband services invoiced to customers (excluding the effect of the spreading of the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of fixed only broadband offers over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Fixed only broadband ARPO is expressed in monthly revenue per fixed only customer.

Fixed only services: see Revenue.

Investments in intangible assets and property, plant and equipment: see eCAPEX.

IT & integration services: see Revenue.

Labor expenses: wages and employee benefit expenses (net of capitalized costs), employee profit- sharing expenses, and expenses relating to share- based compensation (see Note 7.1 to the consolidated financial statements).

Mobile only ARPO: average revenue per customer of mobile only offers (Average Revenue Per Offer, ARPO) for the period are calculated by dividing (i) the revenue from mobile only services invoiced to customers (excluding Machine to Machine and excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of mobile only offers (excluding Machine to Machine) over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Mobile only ARPO is expressed in monthly revenue per mobile only customer.

Mobile only services: see Revenue.

Net financial debt: net financial debt as defined and used by Orange does not incorporate the Mobile Financial Services activities for which this concept is not relevant. It consists of (i) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), (ii) less cash collateral paid, cash, cash equivalents and financial assets at fair value. Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge in particular items that are not included therein, such as future cash flows. As a consequence, the portion of these components related to unmatured hedging instruments recorded in other comprehensive income is added to gross financial debt to offset this temporary difference (see Note 13.3 to the consolidated financial statements). Net financial debt is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies (see Section 3.1.5 Financial indicators not defined by IFRS).

Number of employees (active employees at end of period): number of employees working on the last day of the reporting period, including both permanent contracts and fixed-term contracts.

Operating taxes and levies: taxes and levies including the Territorial Economic Contribution (CET) and the Flat-rate Tax on Network Enterprises (IFER) in France, fees for the use of frequencies and levies on telecommunication services (see Note 11.1 to the consolidated financial statements).

Organic cash flow from telecom activities: within the scope of the telecom activities, net cash generated by the operating activities, minus (i) lease liabilities repayments and debts related to financed assets repayments, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of change in the fixed assets payables, (iii) excluding effect of telecommunication licenses paid and significant principal litigations paid or received (see Note 1.8 to the consolidated financial statements). Operating Cash Flow from telecom activities is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies (see Section 3.1.5 Financial indicators not defined by IFRS).

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating expenses: see Other operating income and expenses.

Other operating income and expenses: other operating income net of other operating expenses. Other operating income and expenses include:

−    Other operating income: primarily income related to collection of trade receivables, net banking income (NBI, net balance of income and expenses from banking operations), site rentals and franchises, tax credits and subsidies, income from universal service, brand royalties and management fees invoiced to certain unconsolidated entities, rebilling of network sharing costs, income relating to line damage (see Note 5.2 to the consolidated financial statements); and

−    Other operating expenses: mainly impairments and losses on trade receivables from telecom activities, litigation expenses, universal service charges, acquisition and integration costs, operating foreign exchange gains/losses and the cost of bank credit risk (see Note 6.2 to the consolidated financial statements).

Other revenue: see Revenue.

Retail services: aggregation of Convergent services, Mobile only services, Fixed only services and IT & integration services.

Revenue: revenue (see Notes 1.1 and 5.1 to the consolidated financial statements) includes:

−    Convergent Services: revenue of convergent services includes revenue invoiced to retail customers of convergent offers (excluding equipment sales, see the definition of this term) defined as the combination of at least a fixed broadband access (xDSL, FTTx, cable, 4G fixed) and a mobile contract;

−    Mobile only services: revenue of mobile only services includes revenue invoiced to customers of mobile offers (incoming and outgoing calls: voice, SMS and data), excluding convergent services and equipment sales (see the definitions of these terms);

−    Fixed only services: revenue of fixed only services includes revenue invoiced to customers of fixed services excluding convergent services and equipment sales (see the definitions of these terms). It includes conventional fixed telephony, fixed broadband services, business solutions and networks; (with the exception of France, for which essential business solutions and networks are supported by the Enterprise operating segment);

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−    IT & integration services: revenue of IT & integration services include the unified communication and collaboration services (Local Area Network and telephony, consultancy, integration, project management, video-conference offers), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, services related to Machine to Machine activities (excluding connectivity), as well as sales of equipment related to the above products and services;

−    Wholesale (Carrier services): revenue from other carrier include (i) mobile services to carriers, which groups together in particular incoming mobile traffic, visitor roaming, network sharing, national roaming and virtual mobile network operators (MVNO), and (ii) fixed services to other carriers, which include in particular national interconnection, services to international carriers, high-speed and very high-speed broadband access services (fiber access, unbundling of telephone lines, xDSL access sales), and sales of telephone lines on the wholesale market;

−    Equipment sales: fixed and mobile equipment sales, excluding (i) equipment sales associated to the supply of IT and integration services, and (ii) equipment sales to dealers and brokers;

−    and Other revenue: other revenue includes equipment sales to dealers and brokers, revenue from portals, on-line advertising revenue and corporate transversal business line activities of the Group, and other miscellaneous revenue.

Service fees and inter-operator costs: see External purchases.

Statutory data: data before elimination of internal flows between the consolidation scopes taken into consideration.

Wages and employee benefit expenses: see Labor expenses.

Wholesale (Carrier services): see Revenue.

7.2.2      Glossary of technical terms

API (Application Programming Interface): computer programming interface that enables programs to interact with one another, in a similar manner to a human-machine interface.

Bitstream: wholesale offer enabling alternative operators to rent broadband access which has been activated by the incumbent operator. In this way they can offer retail broadband services in areas where they do not offer unbundled access.

Call termination (interconnection or termination rate): amount per minute paid by one telephone operator to another to transmit a telephone conversation over the network of the second operator to its destination. These rates are regulated.

Cloud Computing: concept that involves using remote servers for the storage and processing of electronic data, traditionally located on local servers or the user’s workstation.

DSL (Digital Subscriber Line): technologies enabling the use of copper cables connecting subscribers of "Switched Telephone Networks" (STN) to enable broadband transfers of digital packets.

DWDM (Dense Wavelength Division Multiplexing): digital transmission technology based on multiplexing wavelengths over fiber optic, enabling very high-speed broadband (up to 10 Gigabits per second) information transfers over long distance networks.

Efficient operator: concept used in relation to the regulation of prices for wholesale and retail services sold by an operator when the regulatory authority requires the operator to orient its prices towards the costs borne. If the actual costs of this operator turn out to be higher than they should be because of its inefficiency, the corresponding excess cost is excluded from the price base used to determine prices.

FTTH (Fiber To The Home): connection by fiber optic directly to the subscriber’s home ensuring very high-speed transmissions compatible with triple play packages.

FTTx: (Fiber To The X): generic name for different forms of optical connections.

Full MVNO: MVNO (virtual mobile operator) that operates its own core network components and its own applications platforms, while renting radio capacities to host operators. See MVNO.

Gbit/s or Gigabit per second: one billion bits (109) transferred per second on a transmission network. See Bit.

Go or Gigaoctet: a unit of measurement used in computing to indicate memory capacity. Each unit corresponds to a billion octets (octet is a computer coding unit consisting of 8 bits).

GPON (Gigabit Passive Optical Network): passive FTTH optical network architecture, not to be confused with the competing point to point FTTH architecture; it is used for on-demand broadcasting such as video over IP (IPTV).

GSMA (GSM Association): association representing nearly 800 mobile telephony operators and manufacturers in 220 countries of the world. The GSMA takes part in the definition and publication of mobile telephony standards.

ICT (Information and Communication Technologies): techniques used to process and transmit information, mainly computing, audiovisual, multimedia, Internet and telecommunications.

Integrated Service Digital Network (ISDN): digital network for the transmission of integrated information: data, voice and video. Orange trade name: Numéris.

IMS (IP Multimedia Subsystem): standardized IP-based network architecture and technology providing fixed and mobile voice and multimedia services, including VoIP, VoLTE and VoWifi.

IPVPN: see Virtual Private Network.

IPX: interconnection service ensuring interoperability between the different technologies and thus allowing the secure exchange of IP-based traffic between customers of the different mobile, fixed-line telephony and Internet operators.

ISDN: see Integrated Service Digital Network.

LoRaWAN (Long Range Wide-Area Network): telecommunication protocol that allows connected devices to exchange small amounts of data in narrowband, reducing the energy used by the objects.

LAN (Local Area Network): network enabling workstations or PCs of the same entity on the same site to be interconnected with other local networks on other sites and be linked to the public network.

LTE (Long Term Evolution): standard developed within 3GPP which produced technical specifications for the fourth-generation mobile network standard (4G). By extension, LTE also refers to so-called fourth generation mobile systems.

LTE-M (LTE for Machines): technology which enables Internet of Things equipment to connect to the 4G network without a gateway.

M2M or Machine to Machine: exchanges of information between machines that are established between the central control system (server) and any type of equipment, through one or several communication networks.

Mobile network sharing: Pooling between several operators of all or part of the equipment constituting their mobile networks. There are different types of infrastructure sharing:

−    Passive sharing: pooling of passive infrastructure among operators. The partners jointly use the pylons, premises or even the technical environment (power supply, air conditioning), but each operator deploys its own active network equipment;

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−    Active sharing: pooling of active elements (base station equipment, base station controllers, transmission links) among operators, in addition to passive infrastructure sharing.

MPLS (Multi-Protocol Label Switching): routing technique which improves network speed and efficiency, allowing routers to transfer information along p-defined paths depending on the level of quality required.

Multiplexing: technique to simultaneously transfer several communications on a single transmission channel.

NFC (Near Field Communication): technology for short-range and 7 high-frequency wireless communications, allowing the exchange of information between devices up to a distance of about 10 cm.

NGN (New Generation Network or Next Generation Network): generic concept referring to IP-based voice and data networks, making it possible to switch from a simple connectivity approach to a new approach to developing services for customers.

OTT (Over-The-Top): refers to a broadcaster that provides services, for example on-demand video services on the Internet, using the infrastructures of a telecoms network operator, when the network operator does not offer this service itself.

Seamless network: a telecommunications service provided by a network operator or a service provider which uses the resources of one or more other operators or suppliers to give users the impression that they are accessing the same network without interruption regardless of where they are.

Signaling System 7 (SS7): information exchanges required for the management of a telephone communication (establishment and termination, maintenance and supervision, invoicing) and transferred in digital form by a network separate from that used for the communication itself.

SS7: see Signaling System 7.

Streaming: technology enabling the broadcasting of video images on the Internet and continuous viewing in real time.

Switched Telephone Network (STN): voice transport network comprised of terminals, subscriber lines, circuits and exchanges/switches. It is also used to access certain data services.

Triple play: broadband contract package including Internet access, telephony and a package of television channels.

UMTS (Universal Mobile Telecommunications System): third-generation (3G) mobile telephony standard allowing broadband communication (up to 2 Mbits/s at theoretical symmetrical speed) over the 1.9 to 2.2 GHz frequency band.

vDSL (Very high bit-rate DSL): technique based on the same technique as xDSL. vDSL signals are sent over a pair of copper wires, simultaneously and without interfering with voice telephony. This allows for very high speeds.

Virtual Private Network (VPN): a set of resources on a public network made exclusively available to a business customer.

Voice over Internet Protocol - VoIP: transport of voice services using IP technologies.

VPN: see Virtual Private Network.

VSAT (Very Small Aperture Terminal): satellite communications technology that uses two-way satellite dishes with a diameter of less than 3 m and requires few ground resources. VSAT is used to connect a small site to communication networks, either for telephony or Internet access.

WiFi (Wireless-Fidelity): technology enabling the connection of wireless equipment using radio waves in the 2.4 GHz wavelength, at speeds of 11 Mbits/s (802.11b standard) or 54 Mbits/s (802.11g standard). By extending the Ethernet protocol to cover radio services, WiFi offers businesses and individuals the ability to wirelessly connect several computers or shared devices in a network over distances that may reach several dozen meters.

xDSL: see DSL.

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Orange

111, quai du Président Roosevelt

92130 Issy-les-Moulineaux

Tel.: 33 (0)1 44 44 22 22

www.orange.com

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ORANGE

Date: March 17, 2021	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations